As filed with the Securities and Exchange Commission on June 30, 2017

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GP Investments Acquisition Corp.*

(Exact Name of Registrant as Specified in Its Charter)

Cayman Islands* (State or other jurisdiction of incorporation or organization)	7380 (Primary Standard Industrial Classification Code Number)	N/A (I.R.S. Employer Identification Number)

150 E. 52nd Street, Suite 5003
New York, NY 10022
(212) 430-4340
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Antonio Bonchristiano
Chief Executive Officer and Chief Financial Officer
150 E. 52nd Street, Suite 5003
New York, NY 10022
(212) 430-4340
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Paul T. Schnell Timothy M. Fesenmyer J. Mathias von Bernuth Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036 (212) 735-3000	Kieran Walsh Michael Johns Maples and Calder P.O. Box 309 Ugland House South Church Street Grand Cayman, KY1-1104 Cayman Islands (345) 949-8066	Jon C. Avina Michael S. Ringler Calise Y. Cheng Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304-1050 (650) 493-9300

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement is declared effective and all other conditions to the first merger described in the enclosed joint proxy statement/prospectus have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer”, “smaller reporting company”, and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.
☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered(1)		Proposed maximum offering price per share		Proposed maximum aggregate offering price		Amount of registration fee
Units, each consisting of one share of Common Stock, $0.0001 par value, and one-half of one Warrant(2)	571,645		$10.98	(3)	$6,276,662	(3)	$727.47
Common Stock(4)(5)	571,645		—		—		—	(6)
Warrants(7)	285,823		—		—		—	(6)
Common Stock(5)(8)	15,125,631		$10.03	(9)	$151,710,079	(9)	$17,583.20
Warrants(7)(10)	8,339,177		$0.675	(11)	$5,628,944	(11)	$652.39
Common Stock(5)(12)	50,183,837	(13)	$0.001	(13)	$67,888	(13)	$7.87
Total					$163,683,573		$18,970.93

(Footnotes on next page)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

(1)	Prior to the consummation of the first merger described in the joint proxy statement/prospectus forming part of this registration statement (the “joint proxy statement/prospectus”), GP Investments Acquisition Corp., a Cayman Islands exempted company (“GPIA”), intends to effect a deregistration under Article 206 of the Cayman Islands Companies Law (2016 Revision) and a domestication under Section 388 of the Delaware General Corporation Law, pursuant to which GPIA’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware (the “domestication”). The surviving corporation of the first merger will then merge with and into GP Investments Acquisition Corp. (after its domestication as a corporation incorporated in the State of Delaware), with GP Investments Acquisition Corp. being the surviving corporation in the second merger, as described in the joint proxy statement/prospectus. All securities being registered will be issued by GP Investments Acquisition Corp. (after its domestication as a corporation incorporated in the State of Delaware), the continuing entity following the domestication (which will be renamed Rimini Street, Inc. immediately after consummation of the second merger) (referred to, both upon the domestication and subsequent to such change of name, as “RMNI”).
(2)	The number of units of RMNI being registered represents the number of units of GPIA (the “units”) that were registered pursuant to the Registration Statement on Form S-1 (333-203500) (the “IPO registration statement”) and offered by GPIA in its initial public offering less the number of units that have been separated, upon the request of the holder thereof, into the underlying public shares (as defined below) and underlying public warrants (as defined below). The units represent one share of common stock and one-half of one warrant. The outstanding units automatically will be converted by operation of law into units of RMNI in the domestication (the “RMNI units”).
(3)	Estimated solely for the purpose of calculating the registration fee, based on the average of the high and low prices of the units of GPIA (the company to which RMNI will succeed following the domestication and which is the surviving corporation of the second merger) on the NASDAQ Capital Market on June 1, 2017 ($10.98 per unit). June 1, 2017 is the date for which the most recent reported high and low prices of the units of GPIA is available as at June 26, 2017 (such date being within five business days of the date that this registration statement is filed with the Securities and Exchange Commission (the “SEC”)). This calculation is in accordance with Rule 457(f)(1).
(4)	The number of shares of common stock of RMNI being registered represents the number of public shares that, as of the date of the filing of this registration statement, remain represented by the units. See (2) above.
(5)	Pursuant to Rule 416(a), there are also being registered an indeterminable number of additional securities as may be issued to prevent dilution resulting from share splits, share dividends or similar transactions.
(6)	Pursuant to Rule 457(g), no registration fee is payable.
(7)	The number of warrants to acquire RMNI common stock being registered represents the number of public warrants that, as of the date of the filing of this registration statement, remain represented by the units. See (2) above.
(8)	The number of shares of common stock of RMNI being registered represents the number of ordinary shares of GPIA that were registered pursuant to the IPO registration statement and offered by GPIA in its initial public offering (the “public shares”) less (i) the number of public shares redeemed by GPIA on May 25, 2017 and (ii) the number of public shares that are represented by the units (see (2) above). The public shares (including those that underlie the public units) automatically will be converted by operation of law into shares of common stock of RMNI in the domestication (the “RMNI public shares”). For the avoidance of doubt, all of the outstanding ordinary shares of GPIA will be converted by operation of law into shares of common stock of RMNI in the domestication, but only the RMNI public shares are being registered hereby.
(9)	Estimated solely for the purpose of calculating the registration fee, based on the average of the high and low prices of the ordinary shares of GPIA (the company to which RMNI will succeed following the domestication and which is the surviving corporation of the second merger) on the NASDAQ Capital Market on June 23, 2017 ($10.03 per ordinary share). June 23, 2017 is the date for which the most recent reported high and low prices of the ordinary shares of GPIA is available as at June 26, 2017 (such date being within five business days of the date that this registration statement is filed with the SEC). This calculation is in accordance with Rule 457(f)(1).
(10)	The number of warrants to acquire RMNI common stock being registered represents the number of warrants to acquire ordinary shares of GPIA that were registered pursuant to the IPO registration statement and offered by GPIA in its initial public offering (the “public warrants”) less the number of public warrants that are represented by the units (see (2) above). The public warrants (including those that underlie the public units) automatically will be converted by operation of law into warrants to acquire RMNI common stock in the domestication (the “RMNI public warrants”). For the avoidance of doubt, all of the outstanding warrants to acquire GPIA ordinary shares will be converted by operation of law into warrants to acquire RMNI common stock in the domestication, but only the RMNI public warrants are being registered hereby.
(11)	Estimated solely for the purpose of calculating the registration fee, based on the average of the high and low prices of the warrants of GPIA (the company to which RMNI will succeed following the domestication and which is the surviving corporation of the second merger) on the NASDAQ Capital Market on June 23, 2017 ($0.675 per warrant). June 23, 2017 is the date for which the most recent reported high and low prices of the warrants of GPIA is available as at June 26, 2017 (such date being within five business days of the date that this registration statement is filed with the SEC). This calculation is in accordance with Rule 457(f)(1).
(12)	The number of shares of common stock of RMNI being registered represents the estimated number of shares of RMNI common stock that could be issued to the stockholders of Rimini Street, Inc., a Nevada corporation (“Rimini Street”), in connection with the merger agreement and the proposed business combination, as described in the joint proxy statement/prospectus. In accordance with the terms and subject to the conditions of the merger agreement, all of the consideration payable to Rimini Street’s stockholders will be in the form of newly-issued shares of RMNI common stock registered pursuant hereto. As the exact amount of the consideration is subject to adjustment at the closing of the proposed business combination, the estimated number of shares listed above is based on GPIA’s good faith estimate of the number of shares of RMNI to be paid to such stockholders in respect of the merger consideration, based on a per share issue price of $10.00 per share, as further described in the joint proxy statement/prospectus.
(13)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f)(2). Rimini Street is a private company and no market exists for its equity interests. Pursuant to Rule 457(f)(2) under the Securities Act, because the aggregate book value of the outstanding Rimini Street common stock was negative as of May 31, 2017 (being the most recent date for which Rimini Street month end balance sheet data is available prior to the filing of this registration statement), the proposed maximum aggregate offering price of RMNI common stock to be issued in connection with the business combination was calculated based upon one-third of the aggregate par value ($0.001 per share) of the Rimini Street common stock (103,177,826 shares currently outstanding) and Rimini Street preferred stock (100,486,496 shares currently outstanding) to be cancelled in the business combination.
*	Prior to the consummation of the first merger described herein, the Registrant intends to effect a deregistration under Article 206 of the Cayman Islands Companies Law (2016 Revision) and a domestication under Section 388 of the Delaware General Corporation Law, pursuant to which the Registrant’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware. All securities being registered will be issued by GP Investments Acquisition Corp. (after its domestication as a corporation incorporated in the State of Delaware), the continuing entity following the domestication (which will be renamed Rimini Street, Inc. immediately after consummation of the second merger referred to in the joint proxy statement/prospectus).

The information in this preliminary joint proxy statement/prospectus is not complete and may be changed. The registrant may not sell the securities described in this preliminary joint proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary joint proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION, JUNE 30, 2017

GP INVESTMENTS ACQUISITION CORP.

A Cayman Islands Exempted Company
(Company Number 295988)
150 E. 52nd Street, Suite 5003
New York, NY 10022

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON [•], 2017

TO THE SHAREHOLDERS OF GP INVESTMENTS ACQUISITION CORP.:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the shareholders (the “extraordinary general meeting”) of GP Investments Acquisition Corp., a Cayman Islands exempted company, company number 295988 (“GPIA”), will be held at [•] [a.m.][p.m.] Eastern Time, on [•], 2017, at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, at 4 Times Square, New York, New York 10036. You are cordially invited to attend the extraordinary general meeting, which will be held for the following purposes:

(a)	Proposal No. 1—The Business Combination Proposal—to consider and vote upon a proposal to approve by ordinary resolution and adopt the Agreement and Plan of Merger, dated as of May 16, 2017 (as amended, the “merger agreement”), as amended by Amendment No. 1 thereto, dated June 30, 2017 (copies of which are attached to the accompanying joint proxy statement/prospectus as Annex A and Annex B, respectively, in each case, by and among GPIA, Let’s Go Acquisition Corp., GPIA’s wholly-owned subsidiary (“Let’s Go”), Rimini Street, Inc. (“Rimini Street”), and, solely in his capacity as the initial Holder Representative (as defined in the merger agreement) for the limited purposes set forth therein, the person specified as such in the merger agreement (the “Holder Representative”), which, among other things, provides for an integrated transaction consisting of the merger of Let’s Go with and into Rimini Street, with Rimini Street surviving the merger (the “first merger”), with the surviving corporation then merging with and into GP Investments Acquisition Corp. (a corporation incorporated in the State of Delaware, assuming the domestication proposal is approved and adopted, and the filing with and acceptance by the Secretary of State of Delaware of the certificate of domestication in accordance with Section 388 of the General Corporation Law of the State of Delaware (the “DGCL”)), with GP Investments Acquisition Corp. surviving the merger (the “second merger” and, together with the first merger, the “mergers”) and renamed “Rimini Street, Inc.” immediately after consummation of the second merger, and to approve the transactions contemplated by the merger agreement (we refer to this proposal as the “business combination proposal”);
(b)	Proposal No. 2—The Domestication Proposal—to consider and vote upon a proposal to approve by special resolution, assuming the business combination proposal is approved and adopted, the change of GPIA’s jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “domestication” and, together with the mergers, the “business combination”) (we refer to this proposal as the “domestication proposal”);
(c)	Organizational Documents Proposals—to consider and vote upon the following seven separate proposals (which we refer to, collectively, as the “organizational documents proposals”) to approve by special resolution, assuming the domestication proposal is approved and adopted, the following material differences between the current amended and restated memorandum and articles of association of GPIA (as amended by a special resolution of shareholders passed on May 23, 2017) (our “memorandum and articles of association”) and the proposed new certificate of incorporation and bylaws of GP Investments Acquisition Corp. (a corporation incorporated in the State of Delaware, assuming the domestication is proposal is approved and adopted, and the filing with and acceptance by the Secretary of State of Delaware of the certificate of domestication in accordance with Section 388 of the DGCL), which will be renamed Rimini Street, Inc. immediately after consummation of the second merger (referred to, both upon the domestication and subsequent to such change of name, as “RMNI”):
(1)	Proposal No. 3—Organizational Documents Proposal A—to authorize (i) 600,000,000 additional shares of common stock of RMNI, which increases the total authorized shares of common stock to 1,000,000,000 shares of common stock and (ii) 80,000,000 additional shares of preferred stock of RMNI, which increases the total authorized shares of preferred stock to 100,000,000 (we refer to this as “organizational documents proposal A”);

(2)	Proposal No. 4—Organizational Documents Proposal B—to authorize the board of directors of RMNI to issue any or all shares of RMNI’s preferred stock in one or more classes or series, with such terms and conditions as may be expressly determined by RMNI’s board of directors and as may be permitted by the DGCL (we refer to this as “organizational documents proposal B”);
(3)	Proposal No. 5—Organizational Documents Proposal C—to authorize that directors of RMNI may only be removed for cause (we refer to this as “organizational documents proposal C”);
(4)	Proposal No. 6—Organizational Documents Proposal D—to authorize that only the RMNI board of directors, chairperson of the board of directors, chief executive offer or president (in the absence of the chief executive officer) may call a meeting of stockholders (we refer to this as “organizational documents proposal D”);
(5)	Proposal No. 7—Organizational Documents Proposal E—to authorize removal of the ability of RMNI stockholders to take action by written consent in lieu of a meeting (we refer to this as “organizational documents proposal E”);
(6)	Proposal No. 8—Organizational Documents Proposal F—to authorize holders of sixty-six and two-thirds percent (66 2/3%) of the then outstanding RMNI capital stock as the minimum threshold required for a stockholder vote to amend RMNI’s certificate of incorporation (other than the articles thereof relating to the company’s name, address and registered office, purpose and matters related to the company’s common and preferred stock) and bylaws (we refer to this as “organizational documents proposal F”);
(7)	Proposal No. 9—Organizational Documents Proposal G—to authorize all other changes in connection with the replacement of our memorandum and articles of association with a new certificate of incorporation and bylaws of RMNI as part of the domestication, including (i) changing the post-business combination corporate name from “GP Investments Acquisition Corp.” to “Rimini Street, Inc.” (with such change expected to be made immediately following the consummation of the second merger) and making RMNI’s corporate existence perpetual, (ii) adopting Delaware as the exclusive forum for certain stockholder litigation, and (iii) removing certain provisions related to our status as a blank check company that will no longer apply upon consummation of the business combination, all of which GPIA’s board of directors believes is necessary to adequately address the needs of RMNI after the business combination (we refer to this as “organizational documents proposal G”).
(d)	Proposal No. 10—The Stock Issuance Proposal—to consider and vote upon a proposal to approve by ordinary resolution, assuming the organizational documents proposals are approved and adopted, for the purposes of complying with the applicable provisions of NASDAQ Listing Rule 5635, the issuance of RMNI common stock to (1) the existing stockholders of Rimini Street in connection with the business combination and (2) the Sponsor, GPIC, Ltd., a Bermuda company (the “Sponsor”), that the Sponsor may purchase in connection with the consummation of the first merger pursuant to the Sponsor’s equity commitment, to the extent such issuance would require a shareholder vote under NASDAQ Listing Rule 5635 (we refer to this proposal as the “stock issuance proposal” and, collectively with the business combination proposal, the domestication proposal and the organizational documents proposals, the “condition precedent proposals”); and
(e)	Proposal No. 11—The Adjournment Proposal—to consider and vote upon a proposal to approve by ordinary resolution the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the extraordinary general meeting, any of the condition precedent proposals would not be duly approved and adopted by our shareholders (we refer to this proposal as the “adjournment proposal”).

These items of business are described in the accompanying joint proxy statement/prospectus, which we encourage you to read in its entirety before voting.

Only holders of record of GPIA ordinary shares at the close of business on [•], 2017 are entitled to notice of and to vote and have their votes counted at the extraordinary general meeting and any adjournment of the extraordinary general meeting.

We are providing the accompanying joint proxy statement/prospectus and accompanying proxy card to our shareholders in connection with the solicitation of proxies to be voted at the extraordinary general meeting and at any adjournment of the extraordinary general meeting. Whether or not you plan to attend the extraordinary general meeting, we urge you to read the accompanying joint proxy statement/prospectus (and any documents incorporated into the accompanying joint proxy statement/prospectus by reference) carefully. Please pay particular attention to the section entitled “Risk Factors”.

After careful consideration, GPIA’s board of directors has determined that the business combination proposal, the domestication proposal, each of the organizational documents proposals, the stock issuance proposal and the adjournment proposal are in the best interests of GPIA and its shareholders and unanimously recommends that you vote or give instruction to vote “FOR” each of those proposals.

The existence of financial and personal interests of one or more of GPIA’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of GPIA and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. See the section entitled “GPIA Business Combination Proposal—Interests of GPIA’s Directors and Officers in the Business Combination” in the accompanying joint proxy statement/prospectus for a further discussion of this.

Under the merger agreement, the approval of the condition precedent proposals is a condition to the consummation of the first merger. The domestication proposal is conditioned on the approval of the business combination proposal. The organizational documents proposals are conditioned on the approval of the domestication proposal, and, therefore, also conditioned on approval of the business combination proposal. The stock issuance proposal is conditioned on the approval of the organizational documents proposals, and, therefore, also conditioned on approval of the domestication proposal and the business combination proposal. The adjournment proposal is not conditioned on the approval of any other proposal. If our public shareholders do not approve each of the condition precedent proposals, then unless this condition is waived by GPIA, Let’s Go and Rimini Street, the merger agreement could terminate and the proposed business combination may not be consummated. In addition, the amendment, modification or waiver of the merger agreement in any manner that could reasonably be expected to be materially adverse to Rimini Street or the agents and lenders under the Credit Facility (as described in the accompanying joint proxy statement/prospectus) requires the prior written consent of the Origination Agent thereunder. There can be no assurance that GPIA, Let’s Go and Rimini Street would waive any such provision of the merger agreement, or that the agents and lenders under the Credit Facility would provide any required consents to such amendments, modifications or waivers.

In connection with our initial public offering, our initial shareholders (consisting of the Sponsor and our independent directors at the time of our initial public offering) entered into letter agreements to vote their founder shares, as well as any public shares purchased during or after our initial public offering, in favor of the business combination proposal. In addition, on May 16, 2017, in connection with the transactions contemplated by the merger agreement, GPIAC, LLC, a company whose sole member is the Sponsor (“GPIAC, LLC”) entered into a transaction support and voting agreement with GPIA and Rimini Street, pursuant to which, among other things, GPIAC, LLC agreed to vote its GPIA ordinary shares in favor of the transactions at the extraordinary general meeting. As of the date of this joint proxy statement/prospectus, the aggregate number of shares covered by the transaction support and voting agreement entered into by GPIAC, LLC represents 21.3% of the outstanding GPIA ordinary shares. In addition, our independent directors have indicated that they intend to vote their shares in favor of all other proposals being presented at the extraordinary general meeting. As of the date of this joint proxy statement/prospectus, our independent directors own 0.3% of the outstanding GPIA ordinary shares.

Pursuant to our memorandum and articles of association, a public shareholder may request of GPIA that RMNI redeem all or a portion of the RMNI public shares that such public shareholder will hold upon the domestication for cash if the business combination is consummated. For the purposes of Article 48.3 of our memorandum and articles of association and the Cayman Islands Companies Law (2016 Revision), the exercise of redemption rights shall be treated as an election to have such public shares repurchased for cash and references in this joint proxy statement/prospectus to “redemption” or “redeeming” shall be interpreted accordingly. GP Investments Acquisition Corp. (after its domestication as a corporation incorporated in the State of Delaware) will be the continuing entity following the domestication, which is the entity that survives the mergers (and which will be renamed “Rimini Street, Inc.” immediately after consummation of the second merger). As a change of entity name does not involve a change in the legal form of the entity, in this joint proxy statement/prospectus, “RMNI” refers to GP Investments Acquisition Corp. (after its domestication as a corporation incorporated in the State of Delaware), including subsequent to its change of name to Rimini Street, Inc. Holders of GPIA public shares will be entitled to receive cash for any RMNI public shares to be redeemed only if you:

(i)	(a) hold GPIA ordinary shares, or (b) if you hold GPIA ordinary shares through units and you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares;
(ii)	submit a written request to Continental Stock Transfer & Trust Company, GPIA’s transfer agent, that RMNI redeem all or a portion of your RMNI public shares for cash; and
(iii)	deliver your GPIA ordinary shares to Continental Stock Transfer & Trust Company, GPIA’s transfer agent, physically or electronically through Depository Trust Company (“DTC”).

Holders of GPIA public shares should complete the procedures for electing to redeem their GPIA public shares in the manner described above prior to 5:00 p.m. Eastern Time on [•], 2017 (two business days before the extraordinary general meeting).

Holders of units must elect to separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact Continental Stock Transfer & Trust Company, GPIA’s transfer agent, directly and instruct them to do so. Public stockholders may elect to redeem RMNI public shares regardless of if or how they vote in respect of the business combination proposal. If the business combination is not consummated, the public shares will not be redeemed for cash. If a public shareholder properly exercises its right to redeem all or a portion of the RMNI public shares that it will hold upon the domestication and timely delivers its shares to Continental Stock Transfer & Trust Company, GPIA’s transfer agent, RMNI will redeem such RMNI public shares into a pro rata portion of the trust account established at the consummation of our initial public offering, calculated as of two business days prior to the consummation of the business combination. For illustrative purposes, as of May 25, 2017 (after giving effect to the redemptions of public shares redeemed in connection with the proposals approved by our shareholders on May 23, 2017), this would have amounted to approximately $10.05 per public share. If a public shareholder exercises its redemption rights, then it will be electing to exchange its GPIA ordinary shares (that become RMNI shares upon the domestication) for cash and will no longer own RMNI public shares. The redemption takes place following the domestication and accordingly it is RMNI public shares that are redeemed immediately after consummation of the second merger. See “Extraordinary General Meeting of GPIA Shareholders—Redemption Rights” in the accompanying joint proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your RMNI public shares for cash.

Under the merger agreement, the consummation of the first merger is conditioned upon, among other things, (i) there being a minimum of $50,000,000 of cash available to GPIA (including the cash in our trust account and any cash provided by the Sponsor pursuant to its equity commitment) and (ii) there being a minimum amount of immediately available cash in the trust account of not less than $5,000,001 after giving effect to the redemption of GPIA ordinary shares that holders of GPIA ordinary shares validly elected to redeem in connection with the business combination. Therefore, unless these conditions are waived by GPIA, Let’s Go and Rimini Street, the merger agreement could terminate and the proposed business combination may not be consummated. In addition, the amendment, modification or waiver of the merger agreement in any manner that could reasonably be expected to be materially adverse to Rimini Street or the agents and lenders under the Credit Facility requires the prior written consent of the Origination Agent. There can be no assurance that GPIA, Let’s Go and Rimini Street would waive any such provision of the merger agreement, or that the agents and lenders under the Credit Facility would provide any required consents to such amendments, modifications or waivers. Furthermore, as provided in our memorandum and articles of association, in no event will we redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001.

GPIA may enter into equity financing or debt financing in connection with the proposed business combination with the Sponsor or its affiliates or any third parties. The purposes of any such financings may include increasing the likelihood of GPIA having a minimum of $50,000,000 of available cash upon consummation of the first merger, which is a condition to consummation of the first merger. The merger agreement provides that any equity financing be contingent upon closing of the business combination and further provides that any proposed financing be subject to the mutual agreement of GPIA and Rimini Street. Any equity issuances to the Sponsor or its affiliates would increase the relative percentage ownership of the Sponsor and, accordingly, would increase the percentage ownership of the initial shareholders. Any additional equity issuances would result in dilution of the relative ownership interest of the non-redeeming public shareholders or the former equity holders of Rimini Street. As the amount of any such equity issuances is not currently known, GPIA cannot provide exact figures as to percentage ownership that may result therefrom.

As disclosed in connection with our initial public offering on a registration statement filed with the Securities and Exchange Commission on Form S-1 (Reg. No. 333-203500) that became effective on May 19, 2015, if our initial business combination (as defined in our memorandum and articles of association) is paid for using equity or debt securities, or not all of the funds released from the trust account are used for payment of the consideration in connection with our initial business combination or used for redemptions of our ordinary shares, we may apply the balance of the cash released to us from the trust account for general corporate purposes, including for maintenance or expansion of operations of post-transaction businesses, the payment of principal or interest due on indebtedness incurred in completing our initial business combination, to fund the purchase of other companies or for working capital. Accordingly, after consummation of the business combination and after payment to public shareholders who elected to redeem their RMNI public shares, the funds in the trust account will be released to RMNI (as successor to GPIA as a result of the domestication) and used by RMNI to pay expenses incurred in connection with the business combination with Rimini Street and a fee to the underwriters of our initial public offering, and certain other fees to GPIA’s and Rimini Street’s advisors. Any remaining balance in the trust account would thereafter be available for general corporate purposes, including, but not limited to, the prepayment of amounts owed under the Credit Facility and to provide working capital for operations.

All GPIA shareholders are cordially invited to attend the extraordinary general meeting in person. To ensure your representation at the extraordinary general meeting, however, you are urged to complete, sign, date and return the enclosed proxy card as soon as possible. If you are a shareholder of record holding GPIA ordinary shares, you also may cast your vote in person at the extraordinary general meeting. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the extraordinary general meeting and vote in person, obtain a proxy from your broker or bank. If you do not vote or do not instruct your broker or bank how to vote, it will have no effect on the proposals because such action would not count as a vote cast at the extraordinary general meeting.

Your vote is important regardless of the number of shares you own. Whether you plan to attend the extraordinary general meeting or not, please sign, date and return the enclosed proxy card as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

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Your attention is directed to the joint proxy statement/prospectus accompanying this notice (including the annexes thereto) for a more complete description of the proposed business combination and related transactions and each of the proposals. We encourage you to read the accompanying joint proxy statement/prospectus carefully. If you have any questions or need assistance voting your ordinary shares, please contact Morrow Sodali LLC, our proxy solicitor, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing GPIA.info@morrowsodali.com.

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors of GP Investments Acquisition Corp.,

[•], 2017

Antonio Bonchristiano Chief Executive Officer, Chief Financial Officer and Director

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL NOT BE VOTED IN FAVOR OF ANY OF THE PROPOSALS. TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST (I) IF YOU HOLD ORDINARY SHARES THROUGH UNITS, ELECT TO SEPARATE YOUR UNITS INTO THE UNDERLYING PUBLIC SHARES AND PUBLIC WARRANTS PRIOR TO EXERCISING YOUR REDEMPTION RIGHTS WITH RESPECT TO THE PUBLIC SHARES, (II) SUBMIT A WRITTEN REQUEST TO CONTINENTAL STOCK TRANSFER & TRUST COMPANY, GPIA’S TRANSFER AGENT, THAT RMNI REDEEM ALL OR A PORTION OF YOUR RMNI PUBLIC SHARES FOR CASH, AND (III) DELIVER YOUR ORDINARY SHARES TO CONTINENTAL STOCK TRANSFER & TRUST COMPANY, GPIA’S TRANSFER AGENT, PHYSICALLY OR ELECTRONICALLY USING DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM, IN EACH CASE IN ACCORDANCE WITH THE PROCEDURES AND DEADLINES DESCRIBED IN THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS. IF THE BUSINESS COMBINATION IS NOT CONSUMMATED, THEN THE PUBLIC SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “EXTRAORDINARY GENERAL MEETING OF GPIA SHAREHOLDERS—REDEMPTION RIGHTS” IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS FOR MORE SPECIFIC INSTRUCTIONS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the transactions described in the accompanying joint proxy statement/prospectus, passed upon the merits or fairness of the merger agreement or the transactions contemplated thereby, or passed upon the adequacy or accuracy of the accompanying joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

RIMINI STREET, INC.

A Nevada Corporation
3993 Howard Hughes Parkway, Suite 500
Las Vegas, NV 89169

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON [•], 2017

TO THE STOCKHOLDERS OF RIMINI STREET, INC.:

NOTICE IS HEREBY GIVEN that a special meeting of the stockholders (the “special meeting”) of Rimini Street, Inc., a Nevada corporation (“Rimini Street”), will be held at [•] Pacific Time, on [•], 2017, at [•]. You are cordially invited to attend the special meeting, which will be held for the following purposes:

(a)	Proposal No. 1—The Rimini Street Business Combination Proposal—to consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of May 16, 2017 (as amended, the “merger agreement”), as amended by Amendment No. 1 thereto, dated June 30, 2017 (the “merger agreement amendment”) (copies of which are attached to the accompanying joint proxy statement/prospectus as Annex A and Annex B, respectively), in each case, by and among GP Investments Acquisition Corp., a Cayman Islands exempted company, company number 295988 (“GPIA”), Let’s Go Acquisition Corp., GPIA’s wholly-owned subsidiary (“Let’s Go”), Rimini Street, and, solely in his capacity as the initial Holder Representative (as defined in the merger agreement), for the limited purposes set forth therein, the person specified as such in the merger agreement (the “Holder Representative”), which, among other things, provides for an integrated transaction consisting of the merger of Let’s Go with and into Rimini Street, with Rimini Street surviving the merger (the “first merger”), with the surviving corporation then merging with and into GP Investments Acquisition Corp. (after its domestication as a corporation incorporated in the State of Delaware), with GP Investments Acquisition Corp. surviving the merger (the “second merger” and, together with the first merger, the “mergers”) and renamed “Rimini Street, Inc.” immediately after consummation of the second merger, and to approve the transactions contemplated by the merger agreement (we refer to this proposal as the “Rimini Street business combination proposal”);
(b)	Proposal No. 2—The Rimini Street Preferred Stock Conversion Proposal—to obtain the approval of the Rimini Street preferred stockholders to request the conversion of all outstanding shares of Rimini Street preferred stock into shares of Rimini Street common stock, effective as of immediately prior to the effectiveness of the first merger (we refer to this proposal as “the Rimini Street preferred stock conversion proposal”); and
(c)	to transact other business as may properly be presented at the meeting or any postponements or adjournments of the special meeting.

These items of business are described in the accompanying joint proxy statement/prospectus, which we encourage you to read in its entirety before voting.

Only holders of record of Rimini Street capital stock at the close of business on [•], 2017 are entitled to notice of and to vote and have their votes counted at the special meeting and any adjournment of the special meeting.

We are providing the accompanying joint proxy statement/prospectus and accompanying proxy card to our stockholders in connection with the solicitation of proxies to be voted at the special meeting and at any adjournment of the special meeting. Whether or not you plan to attend the special meeting, we urge you to read the accompanying joint proxy statement/prospectus (and any documents incorporated into the accompanying joint proxy statement/prospectus by reference) carefully. Please pay particular attention to the section entitled “Risk Factors”.

After careful consideration, Rimini Street’s board of directors has determined that the Rimini Street business combination proposal and the Rimini Street preferred stock conversion proposal are in the best interests of Rimini Street and its stockholders and recommends that you vote or give instruction to vote “FOR” each of those proposals.

The existence of financial and personal interests of one or more of Rimini Street’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Rimini Street and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “Rimini Street Business Combination Proposal—Interests of Rimini Street’s Directors and Officers in the Business Combination” in the accompanying joint proxy statement/prospectus for a further discussion of this.

In connection with the mergers, Rimini Street stockholders representing a sufficient number of shares of Rimini Street capital stock necessary to approve the Rimini Street business combination proposal and the Rimini Street preferred stock conversion proposal have entered into a transaction support and voting agreement pursuant to which they have agreed to support and vote all of their shares in favor of such proposals.

Your vote is important. Whether or not you plan to attend the special meeting, please act promptly to vote your shares on the proposals described above. You may submit a proxy for your shares by completing, signing and dating the enclosed proxy card and returning it as promptly as possible in the enclosed postage-prepaid envelope.

You may revoke your proxy in the manner described in the accompanying joint proxy statement/prospectus at any time before it has been voted at the special meeting. If you attend the special stockholders meeting, you may vote your shares in person even if you have previously submitted a proxy.

You are entitled to appraisal rights in connection with the merger in accordance with Nevada law. See the discussion under “Appraisal Rights” of the accompanying joint proxy statement/ prospectus for more information.

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors,
[•], 2017
Seth A. Ravin
Chief Executive Officer and Chairman of the Board

JOINT PROXY STATEMENT FOR
EXTRAORDINARY GENERAL MEETING OF THE SHAREHOLDERS OF
GP INVESTMENTS ACQUISITION CORP.
(A CAYMAN ISLANDS EXEMPTED CORPORATION)
AND
SPECIAL MEETING OF THE STOCKHOLDERS OF
RIMINI STREET, INC. (A NEVADA CORPORATION)

PROSPECTUS FOR
571,645 UNITS (EACH UNIT COMPRISING ONE SHARE OF COMMON STOCK AND
ONE-HALF OF A WARRANT), 65,881,113 SHARES OF COMMON STOCK AND 8,625,000 WARRANTS TO ACQUIRE SHARES OF COMMON STOCK OF
GP INVESTMENTS ACQUISITION CORP. (AFTER ITS DOMESTICATION AS A CORPORATION INCORPORATED IN THE STATE OF DELAWARE),
THE CONTINUING ENTITY FOLLOWING THE DOMESTICATION (WHICH WILL BE RENAMED RIMINI STREET, INC. IMMEDIATELY AFTER CONSUMMATION OF THE SECOND MERGER)

The board of directors of GP Investments Acquisition Corp., a Cayman Islands exempted corporation (“GPIA”) and the board of directors of Rimini Street, Inc., a Nevada corporation (“Rimini Street”) have unanimously approved the business combination (the “business combination”) in accordance with the terms and subject to the conditions of an agreement and plan of merger, dated as of May 16, 2017 (as amended, the “merger agreement”), as amended by Amendment No. 1 thereto, dated June 30, 2017 (the “merger agreement amendment”), in each case, by and among GPIA, Let’s Go, Rimini Street and, solely in his capacity as the initial Holder Representative (as defined in the merger agreement) for the limited purposes set forth therein, the person specified as such in the merger agreement (the “Holder Representative”). Pursuant to the merger agreement, and following the domestication of GPIA to Delaware, Let’s Go Acquisition Corp., GPIA’s wholly-owned subsidiary (“Let’s Go”), will merge with and into Rimini Street, with Rimini Street as the surviving corporation (the “first merger”). The surviving corporation from the first merger will then merge with and into GP Investments Acquisition Corp. (after its domestication as a corporation incorporated in the State of Delaware), with GP Investments Acquisition Corp. being the surviving corporation (the “second merger”) and renamed “Rimini Street, Inc.” immediately after consummation of the second merger. Therefore, the business combination will be an integrated transaction resulting in Rimini Street merging with and into Rimini Street, Inc. (a corporation incorporated in the State of Delaware, as renamed immediately after consummation of the second merger).

Upon the domestication, GPIA will become GP Investments Acquisition Corp., a corporation incorporated in the State of Delaware), which corporation will be renamed Rimini Street, Inc. immediately after consummation of the second merger. As a change of entity name does not involve a change in the legal form of the entity, in this joint proxy statement/prospectus, “RMNI” refers to GP Investments Acquisition Corp. (after its domestication as a corporation incorporated in the State of Delaware), the continuing entity following the domestication, including subsequent to its change of name to Rimini Street, Inc., which shall occur immediately after consummation of the second merger.

As described in this joint proxy statement/prospectus, (i) GPIA’s shareholders are being asked to consider and vote upon (among other things) the proposed business combination with Rimini Street, a privately held operating company, and (ii) Rimini Street’s stockholders are being asked to consider and vote upon the proposed business combination with GPIA, a special purpose acquisition company and Rimini Street’s preferred stockholders are being asked to consider and vote upon the proposed preferred stock conversion referred to in this joint proxy statement/prospectus.

As a condition to closing the first merger, the board of directors of GPIA has unanimously approved a change of GPIA’s jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “domestication”). To effect the domestication, GPIA will file a notice of deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and file a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which GPIA will be domesticated and continue as a Delaware corporation. On the effective date of the domestication, each currently issued and outstanding ordinary share, par value $0.0001 per share, of GPIA (the “GPIA ordinary shares”) will convert automatically by operation of law, on a one-for-one basis, into shares of common stock, par value $0.0001 per share, of GP Investments Acquisition Corp. (after its domestication as a corporation incorporated in the State of Delaware), which will be renamed “Rimini Street, Inc.” immediately after consummation of the second merger (“RMNI common stock”). Similarly, outstanding warrants of GPIA will become warrants to acquire the corresponding shares of RMNI common stock and no other changes will be made to the terms of any outstanding warrants as a result of the domestication. In addition, outstanding units of GPIA will become units of RMNI and no other changes will be made to the terms of any outstanding units as a result of the domestication.

It is currently expected that the business combination will be consummated by August 31, 2017.

In accordance with the terms and subject to the conditions of the merger agreement, upon the effectiveness of the first merger, each share of then-issued and outstanding Rimini Street common stock (other than (i) shares of common stock and preferred stock (on an as-converted basis), if any, held as treasury stock, which will be cancelled upon the effectiveness of the first merger, and (ii) shares of Rimini Street common stock that are held by stockholders who have perfected and not withdrawn a demand for appraisal rights under applicable Nevada law) will automatically be cancelled and converted into and become the right to receive the applicable portion of the merger consideration. In accordance with the terms and subject to the conditions of the merger agreement and subject to certain adjustments set forth therein, the aggregate purchase price for the first merger and related transactions is $775 million, which amount will be (i) reduced by, among other things set forth in the merger agreement, the amount of the indebtedness of Rimini Street existing on the Closing Date (as defined in the merger agreement) of the first merger (including all make-whole obligations and exit or similar fees payable to any third party), (ii) increased by, among other things set forth in the merger agreement, the cash and cash equivalents held by or on behalf of Rimini Street on the Closing Date (as defined in the merger agreement) of the first merger, and (iii) reduced by the unpaid transaction fees and expenses associated with the first merger incurred by Rimini Street and its subsidiaries (as adjusted in accordance with the terms of the merger agreement, the “merger consideration”). The merger consideration is payable entirely in newly issued common stock of RMNI based on a per share issue price of $10.00 per share. The precise amount of such adjustments is to be calculated as of the Closing Date and is therefore not currently known. However, based on an illustrative Closing Date of May 31, 2017 (being the most recent date for which Rimini Street month end balance sheet data is available prior to the date of this joint proxy statement/prospectus), GPIA estimates a downward adjustment of approximately $156.5 million. This estimated adjustment is based on an illustrative Closing Date of May 31, 2017 (being the most recent date for which Rimini Street month end balance sheet data is available prior to the date of this joint proxy statement/prospectus) and such downward adjustment represents the net result of (i) a $175.3 million reduction in respect of the amount of the indebtedness of Rimini Street existing on the Closing Date (as defined in the merger agreement) of the first merger (including all make-whole obligations and exit or similar fees payable to any third party), (ii) a $32.4 million increase in respect of the cash and cash equivalents held by or on behalf of Rimini Street on the Closing Date (as defined in the merger agreement) of the first merger, and (iii) a $13.6 million reduction in respect of unpaid transaction fees and expenses associated with the first merger incurred by Rimini Street and its subsidiaries. Based on such estimated adjustment, upon consummation of the first merger the stockholders of Rimini Street immediately prior to consummation of the first merger will receive an aggregate number of shares of RMNI common stock equating to approximately $618.5 million (based on a per share issue price of $10.00 per share). The merger consideration is subject to adjustment to appropriately reflect the effect of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change prior to consummation of the first merger, although no such events are currently contemplated.

It is currently expected that the business combination will be consummated by August 31, 2017. The estimation of the merger consideration described above is based on Rimini Street financial data as of May 31, 2017 and will change based upon, among other things, (i) the total debt obligations of Rimini Street on the Closing Date, which fluctuate in the ordinary course of business (including as a result of scheduled payments in respect of the Credit Facility between May 31, 2017 and August 31, 2017) and (ii) the cash and cash equivalents of Rimini Street on the Closing Date, which fluctuate in the ordinary course of business, including as a result of debt amortization payments.

Pursuant to the terms of the merger agreement and the related escrow agreement, 5,500,000 shares of RMNI common stock issued as merger consideration are subject to an indemnification escrow for any indemnification claims by the holders of ordinary shares of GPIA immediately prior to the effectiveness of the first merger.

Accordingly, the registration statement of which this joint proxy statement/prospectus forms part registers (i) 571,645 units of RMNI (each unit representing one share of common stock and one-half of one warrant) to be issued in the domestication (being the number of outstanding units on the date of this joint proxy/registration statement), (ii) 15,697,276 shares of common stock of RMNI to be issued in the domestication (being the number of outstanding public shares on the date of this joint proxy/registration statement), (iii) 8,625,000 warrants to acquire

x

shares of common stock of RMNI to be issued in the domestication (being the number of outstanding units on the date of this joint proxy/registration statement), and (iv) 50,183,837 shares of common stock of RMNI, being the number of shares of common stock of RMNI that could be issued to the stockholders of Rimini Street in respect of the merger consideration payable to them pursuant to the merger agreement. As the exact amount of the consideration is subject to adjustment at the closing of the proposed business combination, the number of shares referred to in clause (iv) in the preceding sentence represents GPIA’s good faith estimate of the estimated number of shares of RMNI to be paid to such stockholders as merger consideration, based on a per share issue price of $10.00 per share.

As of the date of this joint proxy statement/prospectus, there are 20,009,776 GPIA ordinary shares outstanding, of which GPIA’s Sponsor, GPIC, Ltd., a Bermuda company (the “Sponsor”), an affiliate of GP Investments, Ltd., owns 4,252,500 ordinary shares, and our independent directors own an aggregate of 60,000 ordinary shares. In addition, the Sponsor owns 6,062,500 warrants (the “private placement warrants”) that were issued in a private placement that closed simultaneously with the closing of GPIA’s initial public offering on May 26, 2015 (“initial public offering”) and an affiliate of the Sponsor owns 52,100 warrants that were acquired by such affiliate in the secondary market following GPIA’s initial public offering. As of the date of this joint proxy statement/prospectus, there is outstanding an aggregate of 14,687,500 warrants to acquire GPIA ordinary shares, which comprise the 6,062,500 private placement warrants held by the Sponsor and the 8,625,000 public warrants, of which 52,100 are held by an affiliate of the Sponsor. Each of the 17,250,000 units issued in GPIA’s initial public offering contains one-half of a warrant. As of the date of this joint proxy statement/prospectus, there were 571,645 units outstanding. Each warrant entitles the holder thereof to purchase one GPIA ordinary share and, following the domestication, will entitle the holder thereof to purchase one RMNI common share.

Assuming consummation of the business combination as of May 31, 2017 (being the most recent date for which Rimini Street month end balance sheet data is available prior to the date of this joint proxy statement/prospectus), immediately following the consummation of the business combination (without taking into account any GPIA ordinary shares held by Rimini Street stockholders prior to the consummation of the business combination, and assuming (i) that RMNI issues 50,183,837 shares of RMNI common stock to the former equityholders of Rimini Street pursuant to the merger agreement and that, at consummation of the business combination, there will be outstanding RMNI options and warrants held by former holders of Rimini Street options and warrants, pursuant to which up to 15,637,834 shares of RMNI common stock will be issuable in accordance with the terms of such RMNI options and warrants, (ii) that the Sponsor does not subscribe for any common shares pursuant to its equity commitment at or prior to the consummation of the business combination and (iii) that no public shareholders exercise their redemption rights), the former equityholders of Rimini Street are expected to own approximately 71.5% of RMNI’s common stock (or 65.5% of RMNI’s common stock on a fully-diluted basis) and GPIA’s current shareholders are expected to own approximately 28.5% of RMNI’s common stock (or 34.5% of RMNI’s common stock on a fully-diluted basis), which comprises (i) 6.2% of RMNI’s common stock (or 10.4% of RMNI’s common stock on a fully-diluted basis) expected to be owned by GPIA’s initial shareholders and (ii) 22.4% of RMNI’s common stock (or 24.2% of RMNI’s common stock on a fully-diluted basis) expected to be owned by GPIA’s public shareholders.

Assuming consummation of the business combination as of May 31, 2017 (being the most recent date for which Rimini Street month end balance sheet data is available prior to the date of this joint proxy statement/prospectus), immediately following the consummation of the business combination (without taking into account any GPIA ordinary shares held by Rimini Street stockholders prior to the consummation of the business combination, and assuming (i) that RMNI issues 50,183,837 shares of RMNI common stock to the former equityholders of Rimini Street pursuant to the merger agreement and that, at consummation of the business combination, there will be outstanding RMNI options and warrants held by former holders of Rimini Street options and warrants, pursuant to which up to 15,637,834 shares of RMNI common stock will be issuable in accordance with the terms of such RMNI options and warrants, (ii) that the Sponsor subscribes for 3,500,000 GPIA ordinary shares pursuant to its equity commitment at or prior to the consummation of the business combination and (iii) that holders of 14,205,056 GPIA ordinary shares (or 90.5% of the outstanding public shares) (being our estimate of the maximum number of GPIA public shares that could be redeemed in order for GPIA to have $50,000,000 of available cash upon consummation of the first merger, after taking into account the Sponsor’s maximum equity commitment of $35,000,000) elect to redeem their ordinary shares in connection with the business combination), the former equityholders of Rimini Street are expected to own approximately 84.4% of RMNI’s common stock (or 73.3% of RMNI’s common stock on a fully-diluted basis) and GPIA’s current shareholders are expected to own approximately 15.6% of RMNI’s common stock (or 26.7% of RMNI’s common stock on a fully-diluted basis), which comprises (i) 13.1% of RMNI’s common stock (or 15.5% of RMNI’s common stock on a fully-diluted basis) expected to be owned by GPIA’s initial shareholders and (ii) 2.5% of RMNI’s common stock (or 11.3% of RMNI’s common stock on a fully-diluted basis) expected to be owned by GPIA’s public shareholders.

GPIA may enter into equity financing or debt financing in connection with the proposed business combination from the Sponsor or its affiliates or any third parties. The purposes of any such financings may include increasing the likelihood of GPIA having a minimum of $50,000,000 of available cash upon consummation of the first merger, which is a condition to consummation of the first merger. The merger agreement provides that any equity financing be contingent upon closing of the business combination and further provides that any proposed financing be subject to the mutual agreement of GPIA and Rimini Street. Any equity issuances to the Sponsor or its affiliates would increase the relative percentage ownership of the Sponsor and, accordingly, would increase the percentage ownership of the initial shareholders. Any additional equity issuances would result in dilution of the relative ownership interest of the non-redeeming public shareholders or the former equity holders of Rimini Street. As the amount of any such equity issuances is not currently known, GPIA cannot provide exact figures as to percentage ownership that may result therefrom.

GPIA has entered into a lock-up letter, dated May 16, 2017 (the “lock-up letter”), with Seth A. Ravin (as trustee of a trust holding common and preferred stock of Rimini Street), Thomas C. Shay and Adams Street Partners LLC and certain Adams Street fund limited partnerships (together, the “Lock-up Stockholders”). Pursuant to the lock-up letter, among other things, the Lock-up Stockholders have agreed not to transfer or otherwise dispose of any shares of RMNI common stock that they receive upon consummation of the business combination for a period of twelve months from the effectiveness of the first merger (the “lock-up period”), subject to certain exceptions, including, among other things, if the last sale price equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the effectiveness of the first merger. Immediately following the consummation of the business combination (without taking into account any GPIA ordinary shares held by Rimini Street stockholders prior to the consummation of the business combination, and assuming (i) that the Sponsor does not subscribe for any common shares pursuant to its equity commitment at or prior to the consummation of the business combination, (ii) that RMNI issues 50,183,837 shares of RMNI common stock to the former equityholders of Rimini Street pursuant to the merger agreement and (iii) that no public shareholders exercise their redemption rights), the Lock-up Stockholders are expected to hold in aggregate approximately 59.8% of the outstanding RMNI common stock (or 42.5% of RMNI’s common stock on a fully-diluted basis).

Proposals to approve the merger agreement and the Rimini Street preferred stock conversion discussed in this joint proxy statement/prospectus will be presented at the a special meeting of the stockholders of Rimini Street (the “special meeting”) scheduled to be held on [•], 2017.

Proposals to approve the merger agreement and the other matters discussed in this joint proxy statement/prospectus will be presented at the extraordinary general meeting of the shareholders of GPIA (the “extraordinary general meeting”) scheduled to be held on [•], 2017.

GPIA’s units, ordinary shares and warrants are currently listed on the NASDAQ Capital Market (“NASDAQ”) under the symbols “GPIAU”, “GPIA” and “GPIAW”, respectively. GPIA has applied for listing, to be effective at the time of the business combination, of its units, common stock and warrants on NASDAQ under the proposed symbols “RMNIU”, “RMNI” and “RMNIW”, respectively. It is a condition of the consummation of the first merger that GPIA receive confirmation from NASDAQ that the combined company has been conditionally approved for listing on NASDAQ, but there can be no assurance such listing conditions will be met or that GPIA will obtain such confirmation from NASDAQ. If such listing conditions are not met or if such confirmation is not obtained, the first merger will not be consummated unless the NASDAQ condition set forth in the merger agreement is waived by the parties.

In order to consummate the business combination, Rimini Street was required to obtain the consent of a majority of the lenders under the Credit Facility as described below. Certain waiver letters, dated as of May 16, 2017, agreed to by Rimini Street and the agents and lenders provide for consent by the agents and lenders to consummate the business combination. The waiver letters also provide for the waiver of certain events of default under the Credit Facility that may arise as a result of the consummation of the business combination. As a condition to effectiveness of the waiver letters, Rimini Street is required to make a minimum payment to the lenders of $35.0 million to reduce certain outstanding obligations under the Credit Facility. The amendment, modification or waiver of the merger agreement in any manner that could reasonably be expected to be materially adverse to Rimini Street or the agents and lenders under the Credit Facility requires the prior written consent of the Origination Agent. There can be no assurance that GPIA, Let’s Go and Rimini Street would waive any such provision of the merger agreement, or that the agents and lenders under the Credit Facility would provide any required consents to such amendments, modifications or waivers.

Prior to consummation of the business combination, Rimini Street and GPIA may jointly elect to offer the lenders under the Credit Facility the ability to convert up to $21.0 million of obligations under the Credit Facility at $10.00 per share for 2,100,000 GPIA ordinary shares, effective immediately prior to the first merger. If Rimini Street and GPIA elect to make this offer, the lenders under the Credit Facility are under no obligation to accept it.

In this joint proxy statement/prospectus, (i) the term “ordinary shares” is used to refer to the ordinary share capital of GPIA, (ii) the term “public shares” is used to refer to the ordinary shares that were offered and sold by GPIA in its initial public offering that was registered pursuant to the Registration Statement on Form S-1 (333-203500), (iii) the term “public shareholders” refers to holders of public shares, whether acquired in GPIA’s initial public offering or acquired in the secondary market, (iv) the term “public warrants” refers to the warrants to acquire GPIA ordinary shares that were offered and sold by GPIA in its initial public offering that was registered pursuant to the Registration Statement on Form S-1 (333-203500), (v) the term “initial shareholders” means the Sponsor and GPIA’s independent directors at the time of its initial public offering, (vi) the term “founder shares” refers to the ordinary shares that are held by the Sponsor and GPIA’s independent directors, which comprise 4,312,500 ordinary shares, or 21.6% of the GPIA ordinary shares outstanding as of the date of this joint proxy statement/prospectus and (vii) unless otherwise indicated, references to “we”, “us” and “our” are intended to refer to GPIA, except that in the sections related to Rimini Street, references to “we”, “us” and “our” are intended to refer to Rimini Street.

This joint proxy statement/prospectus provides shareholders of GPIA with detailed information about the business combination and other matters to be considered at the extraordinary general meeting of GPIA’s shareholders. This joint proxy statement/prospectus provides stockholders of Rimini Street with detailed information about the business combination and other matters to be considered at the special meeting of Rimini Street’s stockholders. We encourage you to carefully read this entire document and the documents incorporated in this joint proxy statement/prospectus by reference. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 62 of this joint proxy statement/prospectus.

These securities have not been approved or disapproved by the Securities and Exchange Commission (the “SEC”) or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated [•], 2017, and is first being mailed to
GPIA’s shareholders and Rimini Street’s stockholders on or about [•], 2017.

REFERENCES TO ADDITIONAL INFORMATION	1
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	2
QUESTIONS AND ANSWERS FOR ALL SHAREHOLDERS	4
QUESTIONS AND ANSWERS FOR SHAREHOLDERS OF GPIA	10
QUESTIONS AND ANSWERS FOR STOCKHOLDERS OF RIMINI STREET	22
SUMMARY OF THE JOINT PROXY STATEMENT/PROSPECTUS	26
SELECTED HISTORICAL FINANCIAL INFORMATION OF GPIA	50
SELECTED HISTORICAL FINANCIAL INFORMATION OF RIMINI STREET	52
SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION	54
COMPARATIVE PER SHARE DATA	57
MARKET PRICE AND DIVIDEND INFORMATION	60
RISK FACTORS	62
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF GPIA	97
GPIA BUSINESS COMBINATION PROPOSAL	104
GPIA DOMESTICATION PROPOSAL	134
GPIA ORGANIZATIONAL DOCUMENTS PROPOSALS	137
GPIA ORGANIZATIONAL DOCUMENTS PROPOSAL A—APPROVAL OF AUTHORIZATION OF ADDITIONAL SHARES OF COMMON STOCK AND PREFERRED STOCK OF RMNI, AS SET FORTH IN THE PROPOSED ORGANIZATIONAL DOCUMENTS	140
GPIA ORGANIZATIONAL DOCUMENTS PROPOSAL B—APPROVAL OF PROPOSAL REGARDING ISSUANCE OF PREFERRED STOCK OF RMNI AT THE BOARD OF DIRECTORS’ SOLE DISCRETION, AS SET FORTH IN THE PROPOSED ORGANIZATIONAL DOCUMENTS	142
GPIA ORGANIZATIONAL DOCUMENTS PROPOSAL C—APPROVAL OF STANDARD REQUIRED FOR DIRECTOR REMOVAL, AS SET FORTH IN THE PROPOSED ORGANIZATIONAL DOCUMENTS	144
GPIA ORGANIZATIONAL DOCUMENTS PROPOSAL D—APPROVAL OF PROPOSAL REGARDING THE ABILITY OF STOCKHOLDERS TO CALL A SPECIAL MEETING, AS SET FORTH IN THE PROPOSED ORGANIZATIONAL DOCUMENTS	145
GPIA ORGANIZATIONAL DOCUMENTS PROPOSAL E—APPROVAL OF PROPOSAL REGARDING THE ABILITY OF STOCKHOLDERS TO ACT BY WRITTEN CONSENT, AS SET FORTH IN THE PROPOSED ORGANIZATIONAL DOCUMENTS	146
GPIA ORGANIZATIONAL DOCUMENTS PROPOSAL F—APPROVAL OF THRESHOLD FOR STOCKHOLDER VOTE TO AMEND (1) CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND (2) THE BYLAWS OF RMNI, AS SET FORTH IN THE PROPOSED ORGANIZATIONAL DOCUMENTS	148
GPIA ORGANIZATIONAL DOCUMENTS PROPOSAL G—APPROVAL OF OTHER CHANGES IN CONNECTION WITH ADOPTION OF THE PROPOSED ORGANIZATIONAL DOCUMENTS	150
GPIA STOCK ISSUANCE PROPOSAL	153
GPIA ADJOURNMENT PROPOSAL	155
SPECIAL MEETING OF RIMINI STREET STOCKHOLDERS	156
RIMINI STREET BUSINESS COMBINATION PROPOSAL	159
RIMINI STREET PREFERRED STOCK CONVERSION PROPOSAL	162
U.S. FEDERAL INCOME TAX CONSIDERATIONS	163
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION	172
COMPARISON OF CORPORATE GOVERNANCE AND SHAREHOLDER RIGHTS	190
OTHER INFORMATION RELATED TO GPIA	192
INFORMATION ABOUT RIMINI STREET	203

REFERENCES TO ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates important information that is not included in or delivered with this joint proxy statement/prospectus. This information is available for you to review at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and through the SEC’s website at www.sec.gov.

You may request copies of this joint proxy statement/prospectus and any of the documents incorporated by reference into this joint proxy statement/prospectus or other publicly available information concerning GPIA, without charge, by written request to Mr. Antonio Bonchristiano, GP Investments Acquisition Corp., 150 E. 52nd Street, Suite 5003, New York, NY 10022, or by telephone request at (212) 430-4340; or Morrow Sodali LLC, our proxy solicitor, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing GPIA.info@morrowsodali.com, or from the SEC through the SEC website at the address provided above.

In order for GPIA’s shareholders to receive timely delivery of the documents in advance of the extraordinary general meeting of shareholders of GPIA to be held on [•], 2017, you must request the information no later than five business days prior to the date of the extraordinary general meeting, by [•], 2017.

In order for Rimini Street’s stockholders to receive timely delivery of the documents in advance of the special meeting of stockholders of Rimini Street to be held on [•], 2017, you must request the information no later than five business days prior to the date of the special meeting, by [•], 2017.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this joint proxy statement/prospectus and in any document incorporated by reference in this joint proxy statement/prospectus may constitute “forward-looking statements” for purposes of the federal securities laws. Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. The information included in this joint proxy statement/prospectus in relation to Rimini Street has been provided by Rimini Street and its management, and forward-looking statements include statements relating to Rimini Street’s management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate”, “believe”, “contemplate”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “will”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this joint proxy statement/prospectus and in any document incorporated by reference in this joint proxy statement/prospectus may include, for example, statements about:

•	our ability to complete the business combination with Rimini Street or, if we do not consummate the business combination, any other initial business combination;
•	satisfaction of conditions to the first merger, including those relating to the number and percentage of GPIA public shareholders voting against the proposals at the extraordinary general meeting and/or seeking redemption of their public shares;
•	the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement;
•	the projected financial information, anticipated growth rate, and market opportunity of Rimini Street;
•	the ability to obtain and/or maintain the listing of RMNI’s common stock on NASDAQ following the business combination;
•	our ability to raise financing in the future;
•	our success in retaining or recruiting, or changes required in, our officers, key employees or directors following our initial business combination;
•	our officers and directors allocating their time to other businesses and potentially having conflicts of interest with our business or in approving the business combination, as a result of which they would then receive expense reimbursements;
•	our potential ability to obtain financing to complete the business combination;
•	our public securities’ potential liquidity and trading;
•	the use of proceeds not held in the trust account or available to us from interest income on the trust account balance; and
•	factors relating to the business, operations and financial performance of Rimini Street, including:
•	Rimini Street’s substantial amount of indebtedness following the business combination;
•	the ability to maintain, enhance and adequately protect Rimini Street’s intellectual property rights and costs associated with defending intellectual property infringement and other claims;
•	Rimini Street’s ability to maintain its competitive technological advantages;
•	Rimini Street’s business plan, beliefs and objectives for future operations;
•	Rimini Street’s ability to maintain an adequate rate of revenue growth;
•	Rimini Street’s future financial and operating results;
•	Rimini Street’s ability to attract and retain customers;
•	Rimini Street’s ability to further penetrate its existing customer base;

•	benefits associated with the use of Rimini Street’s services;
•	Rimini Street’s ability to maintain and expand its leadership position in independent enterprise software support;
•	Rimini Street’s ability to timely and effectively scale and adapt its existing technology;
•	the evolution of the enterprise software support landscape facing Rimini Street’s customers and prospects;
•	Rimini Street’s ability to educate the market regarding the advantages of its enterprise software support products;
•	Rimini Street’s plans to further invest in and grow its business, and Rimini Street’s ability to effectively manage its growth and associated investments;
•	Rimini Street’s ability to expand its support to new vendors and products and bring them to market in a timely manner;
•	Rimini Street’s ability to capitalize on changing market conditions including a market shift to hybrid information technology environments;
•	the effects of increased competition and competitive pressures in the market which Rimini Street operates and its ability to compete effectively;
•	Rimini Street’s ability to expand internationally;
•	Rimini Street’s ability to develop strategic partnerships;
•	Rimini Street’s ability to attract, train, and retain qualified employees and key personnel;
•	the effects of sales cycles on Rimini Street’s results of operations; and
•	other factors detailed under the section entitled “Risk Factors—Risks Related to Rimini Street’s Business, Operations and Industry”.

The forward-looking statements contained in this joint proxy statement/prospectus and in any document incorporated by reference in this joint proxy statement/prospectus are based on current expectations and beliefs concerning future developments and their potential effects on us and/or Rimini Street. There can be no assurance that future developments affecting us and/or Rimini Street will be those that we and/or Rimini Street have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control or the control of Rimini Street) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors” beginning on page 62 of this joint proxy statement/prospectus. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We and/or Rimini Street undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Before (i) a GPIA shareholder grants its proxy or instructs how its vote should be cast or vote on the proposals to be put to the extraordinary general meeting, or (ii) a Rimini Street stockholder grants its proxy or instructs how its vote should be cast or vote on the proposals to be put to the special meeting, it should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this joint proxy statement/prospectus may adversely affect Rimini Street, GPIA, or, following the consummation of the business combination, RMNI.

QUESTIONS AND ANSWERS FOR ALL SHAREHOLDERS

Q:	Why am I receiving this joint proxy statement/prospectus?
A:	GPIA is proposing to enter into a business combination with Rimini Street. GPIA and Rimini Street have agreed to a business combination under the terms of the Agreement and Plan of Merger, dated as of May 16, 2017, as amended by Amendment No. 1 thereto, dated June 30, 2017, which is described in this joint proxy statement/prospectus and is referred to, as so amended, as the “merger agreement”. Copies of the merger agreement and the merger agreement amendment are attached to this joint proxy statement/prospectus as Annex A and Annex B, respectively, and you are encouraged to read the merger agreement in its entirety. Pursuant to the merger agreement, and following the domestication of GPIA to Delaware, Let’s Go, GPIA’s wholly-owned subsidiary, will merge with and into Rimini Street, with Rimini Street as the surviving corporation (which we refer to as the first merger). The surviving corporation from the first merger will then merge with and into GP Investments Acquisition Corp. (after its domestication as a corporation incorporated in the State of Delaware), with GP Investments Acquisition Corp. being the surviving corporation (which we refer to as the second merger) and renamed “Rimini Street, Inc.” immediately after consummation of the second merger. Therefore, the business combination will be an integrated transaction resulting in Rimini Street merging with and into Rimini Street, Inc. (a corporation incorporated in the State of Delaware, as renamed immediately after consummation of the second merger).

Consummation of the business combination requires the approval of (i) GPIA shareholders holding a majority of the outstanding ordinary shares voting at an extraordinary general meeting of shareholders that is being called by GPIA and (ii) the holders of (a) the majority of the voting power of shares of Rimini Street capital stock, (b) more than 50% of the outstanding shares of Rimini Street Series B Preferred Stock and Series C Preferred Stock, voting as a single class on an as-converted basis (each holder of Rimini Street Preferred Stock shall be entitled to the number of votes equal to the number of shares of Rimini Street Class B Common Stock or Rimini Street Class A Common Stock, as applicable, into which the shares of Rimini Street Preferred Stock held by such holder could be converted as of the record date), and (c) the majority of the outstanding shares of Rimini Street Class A Common Stock and Rimini Street Class B Common Stock, voting as a single class, voting at a special meeting of stockholders that is being called by Rimini Street.

On the effective date of the domestication, each currently issued and outstanding ordinary share, par value $0.0001 per share, of GPIA will automatically convert by operation of law, on a one-for-one basis, into shares of common stock, par value $0.0001 per share, of GP Investments Acquisition Corp. (after its domestication as a corporation incorporated in the State of Delaware), which will be renamed “Rimini Street, Inc.” immediately after consummation of the second merger.

THE VOTE OF SHAREHOLDERS IS IMPORTANT. SHAREHOLDERS ARE ENCOURAGED TO VOTE AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS JOINT PROXY STATEMENT/PROSPECTUS.

Q:	Why is GPIA and Rimini Street proposing the business combination?
A:	GPIA was organized to effect a merger, capital stock exchange, asset acquisition or other similar business combination with one or more businesses or entities. Rimini Street is a global provider of enterprise software products and services, and the leading independent support provider for Oracle and SAP products, based on the number of clients supported. Based on its due diligence investigations of Rimini Street and the industry in which it operates, including the financial and other information provided by Rimini Street in the course of GPIA’s due diligence investigations, GPIA believes that a business combination with Rimini Street presents a unique business combination opportunity given Rimini Street’s year-over-year growth rate and low valuation multiple compared to public company peers. The GPIA board of directors believes that, in light of the foregoing, the business combination with Rimini Street presents an opportunity to increase shareholder value. However, there is no assurance of this. See “GPIA Business Combination Proposal—GPIA’s Board of Directors’ and the Special Transaction Committee’s Reasons for the Business Combination”.
Q:	What will Rimini Street’s stockholders receive in return for the acquisition of Rimini Street by GPIA?
A:	In accordance with the terms and subject to the conditions of the merger agreement, upon completion of the first merger, each share of outstanding Rimini Street common stock (other than shares of common stock, if any, held as treasury stock, which will be cancelled upon the effectiveness of the business combination) will be cancelled and converted into and become the right to receive the applicable portion of the merger consideration. Further, whether vested or unvested, each vested or unvested option to purchase shares of the common stock of Rimini Street under an incentive plan automatically will be cancelled and converted into the right to receive the applicable portion of the merger consideration as more particularly set forth in the merger agreement.

In accordance with the terms and subject to the conditions of the merger agreement and subject to certain adjustments set forth therein, the aggregate purchase price for the first merger and related transactions is $775 million, which amount will be (i) reduced by, among other things set forth in the merger agreement, the amount of the indebtedness of Rimini Street existing on the Closing Date (as defined in the merger agreement) of the first merger (including all make-whole obligations and exit or similar fees payable to any third party), (ii) increased by, among other things set forth in the merger agreement, the cash and cash equivalents held by or on behalf of Rimini Street on the Closing Date (as defined in the merger agreement) of the first merger, and (iii) decreased by the unpaid transaction fees and expenses associated with the business combination incurred by Rimini Street and its subsidiaries. The merger consideration is payable entirely in newly issued common stock of RMNI based on a per share issue price of $10.00 per share.

The precise amount of such adjustments is to be calculated as of the Closing Date and is therefore not currently known. However, based on an illustrative Closing Date of May 31, 2017 (being the most recent date for which Rimini Street month end balance sheet data is available prior to the date of this joint proxy statement/prospectus), GPIA estimates a downward adjustment of approximately $156.5 million. This estimated adjustment is based on an illustrative Closing Date of May 31, 2017 (being the most recent date for which Rimini Street month end balance sheet data is available prior to the date of this joint proxy statement/prospectus) and such downward adjustment represents the net result of (i) a $175.3 million reduction in respect of the amount of the indebtedness of Rimini Street existing on the Closing Date (as defined in the merger agreement) of the first merger (including all make-whole obligations and exit or similar fees payable to any third party), (ii) a $32.4 million increase in respect of the cash and cash equivalents held by or on behalf of Rimini Street on the Closing Date (as defined in the merger agreement) of the first merger, and (iii) a $13.6 million reduction in respect of unpaid transaction fees and expenses associated with the first merger incurred by Rimini Street and its subsidiaries. Based on such estimated adjustment, upon consummation of the business combination the stockholders of Rimini Street immediately prior to consummation of the first merger will receive an aggregate number of shares of RMNI common stock equating to approximately $618.5 million (based on a per share issue price of $10.00 per share). The merger consideration is subject to adjustment to appropriately reflect the effect of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change prior to consummation of the first merger, although no such events are currently contemplated.

It is currently expected that the business combination will be consummated by August 31, 2017. The estimation of the merger consideration described above is based on Rimini Street financial data as of May 31, 2017 and will change based upon, among other things, (i) the total debt obligations of Rimini Street on the Closing Date, which fluctuate in the ordinary course of business (including as a result of scheduled payments in respect of the Credit Facility between May 31, 2017 and August 31, 2017) and (ii) the cash and cash equivalents of Rimini Street on the Closing Date, which fluctuate in the ordinary course of business, including as a result of debt amortization payments.

Q:	What equity stake will current GPIA shareholders and current Rimini Street stockholders hold in RMNI immediately after the consummation of the business combination?
A:	Assuming consummation of the business combination as of May 31, 2017 (being the most recent date for which Rimini Street month end balance sheet data is available prior to the date of this joint proxy statement/prospectus), immediately following the consummation of the business combination (without taking into account any GPIA ordinary shares held by Rimini Street stockholders prior to the consummation of the business combination, and assuming (i) that the Sponsor does not subscribe for any common shares pursuant to its equity commitment at or prior to the consummation of the business combination, (ii) that RMNI issues 50,183,837 shares of RMNI common stock to the former equityholders of Rimini Street pursuant to the merger agreement and that, at consummation of the business combination, there will be outstanding RMNI options and warrants held by former holders of Rimini Street options and warrants, pursuant to which up to 15,637,834 shares of RMNI common stock will be issuable in accordance with the terms of such RMNI options and warrants and (iii) that no public shareholders exercise their redemption rights), the former equityholders of Rimini Street are expected to own approximately 71.5% of the outstanding RMNI common stock and the current holders of GPIA ordinary shares are expected to own approximately 28.5% of the outstanding RMNI common stock.

Assuming consummation of the business combination as of May 31, 2017 (being the most recent date for which Rimini Street month end balance sheet data is available prior to the date of this joint proxy statement/prospectus), immediately following the consummation of the business combination (without taking into account any GPIA ordinary shares held by Rimini Street stockholders prior to the consummation of the business combination), and assuming (i) that the Sponsor subscribes for 3,500,000 GPIA ordinary shares pursuant to its equity commitment at or prior to the consummation of the business combination, (ii) that RMNI issues 50,183,837 shares of RMNI common stock to the former equityholders of Rimini Street pursuant to the merger agreement and that, at consummation of the business combination, there will be outstanding RMNI options and warrants held by former holders of Rimini Street options and warrants, pursuant to which up to 15,637,834 shares of RMNI common stock will be issuable in accordance with the terms of such RMNI options and warrants and (iii) that holders of 14,205,056 GPIA ordinary shares (or 90.5% of the outstanding public shares) (being our estimate of the maximum number of GPIA public shares that could be redeemed in order for GPIA to have $50,000,000 of available cash upon consummation of the first merger, after taking into account the Sponsor’s maximum equity commitment of $35,000,000) elect to redeem their ordinary shares in connection with the business combination, the former equityholders of Rimini Street are expected to own approximately 84.4% of the outstanding RMNI common stock and the current holders of GPIA ordinary shares are expected to own approximately 15.6% of the outstanding RMNI common stock.

There are currently outstanding an aggregate of 14,687,500 warrants to acquire GPIA ordinary shares, which comprise the 6,062,500 private placement warrants held by the Sponsor and the 8,625,000 public warrants, of which 52,100 are held by an affiliate of the Sponsor. Each of the 17,250,000 units issued in our initial public offering contains one-half of a warrant. As of the date of this joint proxy statement/prospectus, there were 571,645 units outstanding. Each warrant entitles the holder thereof to purchase one GPIA ordinary share and, following the domestication, will entitle the holder thereof to purchase one RMNI common share. Therefore, as of the date of this joint proxy statement/prospectus, if we assume that each outstanding warrant is exercised and one ordinary share is issued as a result of such exercise, our fully-diluted share capital would be 34,697,276 ordinary shares.

Assuming consummation of the business combination as of May 31, 2017 (being the most recent date for which Rimini Street month end balance sheet data is available prior to the date of this joint proxy statement/prospectus), immediately following the consummation of the business combination (without taking into account any GPIA ordinary shares held by Rimini Street stockholders prior to the consummation of the business combination, assuming (i) that the Sponsor does not subscribe for any common shares pursuant to its equity commitment at or prior to the consummation of the business combination, (ii) that RMNI issues 50,183,837 shares of RMNI common stock to the former equityholders of Rimini Street pursuant to the merger agreement and that, at consummation of the business combination, there will be outstanding RMNI options and warrants held by former holders of Rimini Street options and warrants, pursuant to which up to 15,637,834 shares of RMNI common stock will be issuable in accordance with the terms of such RMNI options and warrants and (iii) that no public shareholders exercise their redemption rights), calculated on a fully-diluted basis, the former equityholders of Rimini Street are expected to own approximately 65.5% of the fully-diluted share capital of RMNI and the current holders of GPIA ordinary shares are expected to own approximately 34.5% of the fully-diluted share capital of RMNI.

Assuming consummation of the business combination as of May 31, 2017 (being the most recent date for which Rimini Street month end balance sheet data is available prior to the date of this joint proxy statement/prospectus), immediately following the consummation of the business combination (without taking into account any GPIA ordinary shares held by Rimini Street stockholders prior to the consummation of the business combination, assuming (i) that the Sponsor subscribes for 3,500,000 GPIA ordinary shares pursuant to its equity commitment at or prior to the consummation of the business combination, (ii) that RMNI issues 50,183,837 shares of RMNI common stock to the former equityholders of Rimini Street pursuant to the merger agreement and that, at consummation of the business combination, there will be outstanding RMNI options and warrants held by former holders of Rimini Street options and warrants, pursuant to which up to 15,637,834 shares of RMNI common stock will be issuable in accordance with the terms of such RMNI options and warrants and (iii) that holders of 14,205,056 GPIA ordinary shares (or 90.5% of the outstanding public shares) (being our estimate of the maximum number of GPIA public shares that could be redeemed in order for GPIA to have $50,000,000 of available cash upon consummation of the first merger, after taking into account the Sponsor’s maximum equity commitment of $35,000,000)), calculated on a fully-diluted basis, the former equityholders of Rimini Street are expected to own approximately 73.3% of the fully-diluted share capital of RMNI and the current holders of GPIA ordinary shares are expected to own approximately 26.7% of the fully-diluted share capital of RMNI.

Q:	Why is GPIA proposing the domestication?
A:	Our board of directors believes that there are significant advantages to RMNI that will arise as a result of a change of domicile to Delaware. Further, our board of directors believes that any direct benefit that Delaware law provides to a corporation also indirectly benefits the stockholders, who are the owners of the corporation. The board of directors believes that there are several reasons why a reincorporation in Delaware is in the best interests of Company and its shareholders, including, (i) the prominence, predictability and flexibility of Delaware law, (ii) Delaware’s well-established principles of corporate governance and (iii) the increased ability for Delaware corporations to attract and retain qualified directors, each of foregoing as discussed in greater detail in the section entitled “GPIA Domestication Proposal—Reasons for the Domestication”.

To effect the domestication, GPIA will file a notice of deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and file a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which GPIA will be domesticated and continue as a Delaware corporation.

The approval of the domestication proposal is a condition to the closing of the merger agreement. The approval of the domestication proposal requires a special resolution under the Cayman Islands Companies Law, being the affirmative vote of the holders of at least two-thirds of the then outstanding GPIA ordinary shares who, being present and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

Q:	What happens to the funds deposited in the trust account after consummation of the business combination?
A:	Following the closing of our initial public offering, an amount of $172,500,000 ($10.00 per share) from the net proceeds of our initial public offering and the sale of the private placement warrants was placed in a trust account maintained by Continental Stock Transfer & Trust Company, acting as trustee, and the remaining $967,000 of net proceeds became available to be used as working capital to provide for business, legal and accounting due diligence on prospective business combinations and continuing general and administrative expenses. As of March 31, 2017, there was cash and marketable securities held in the trust account of $173,227,105 and, as of May 25, 2017 (after giving effect to the redemptions of public shares redeemed in connection with the Extension), there was cash and marketable securities held in the trust account of $157,791,185. These funds will not be released until the earlier of the completion of our initial business combination or the redemption of our public shares if we are unable to complete a business combination by November 27, 2017, although we may withdraw the interest earned on the funds held in the trust account to pay franchise and income taxes.

As disclosed in connection with our initial public offering on a registration statement filed with the Securities and Exchange Commission on Form S-1 (Reg. No. 333-203500) that became effective on May 19, 2015, if our initial business combination (as defined in the amended and restated memorandum and articles of association of GPIA (as amended by a special resolution of shareholders passed on May 23, 2017) (our “memorandum and articles of association”)) is paid for using equity or debt securities, or not all of the funds released from the trust account are used for payment of the consideration in connection with our initial business combination or used for redemptions of our ordinary shares, we may apply the balance of the cash released to us from the trust account for general corporate purposes, including for maintenance or expansion of operations of post-transaction businesses, the payment of principal or interest due on indebtedness incurred in completing our initial business combination, to fund the purchase of other companies or for working capital.

Accordingly, after consummation of the business combination and after payment to redeeming shareholders, the funds in the trust account will be released to RMNI (as successor to GPIA as a result of the domestication) and used by RMNI to pay expenses incurred by GPIA and Rimini Street in connection with the business combination. Such expenses include, among others (i) a fee to the underwriters of our initial public offering of $6,037,500, (ii) fees and expenses payable to our investment banking advisors for merger and acquisition advisory services of approximately $9.5 million and (iii) professional fees and expenses of our consultants, accountants and legal counsel of approximately $7.8 million. Any remaining balance in the trust account would thereafter be available for general corporate purposes, including, but not limited to, the prepayment of amounts owed under the Credit Facility (as described below) and to provide working capital for operations.

In order to consummate the business combination, Rimini Street was required to obtain the consent of a majority of the lenders under the Credit Facility. Certain waiver letters, dated as of May 16, 2017, agreed to by Rimini Street and the agents and lenders provide for consent by the agents and lenders to consummate the business combination. The waiver letters also provide for the waiver of certain events of default under the Credit Facility that may arise as a result of the consummation of the business combination. As a condition to effectiveness of the waiver letters, Rimini Street is required to make a minimum payment to the lenders of $35.0 million to reduce certain outstanding obligations under the Credit Facility.

Q:	What happens if a substantial number of the public shareholders vote in favor of the business combination proposal and exercise their redemption rights?
A:	GPIA’s public shareholders are not required to vote in respect of the business combination in order to exercise their redemption rights. Accordingly, the business combination may be consummated even though the funds available from the trust account and the number of public shareholders are reduced as a result of redemptions by public shareholders.

Under the merger agreement, the consummation of the first merger is conditioned upon, among other things, (i) there being a minimum of $50,000,000 of cash available to GPIA (including the cash in our trust account and any cash provided by the Sponsor pursuant to its equity commitment) and (ii) there being a minimum amount of immediately available cash in the trust account of not less than $5,000,001 after giving effect to the redemption of GPIA ordinary shares that holders of GPIA ordinary shares validly elected to redeem in connection with the first merger. Therefore, unless these conditions are waived by GPIA, Let’s Go and Rimini Street, the merger agreement could terminate and the proposed first merger may not be consummated. In addition, the amendment, modification or waiver of the merger agreement in any manner that could reasonably be expected to be materially adverse to Rimini Street or the agents and lenders under the Credit Facility requires the prior written consent of the Origination Agent. There can be no assurance that GPIA, Let’s Go and Rimini Street would waive any such provision of the merger agreement, or that the agents and lenders under the Credit Facility would provide any required consents to such amendments, modifications or waivers. Furthermore, as provided in our memorandum and articles of association, in no event will we redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001.

In addition, with fewer public shares and public shareholders, the trading market for RMNI’s common stock may be less liquid than the market for GPIA’s ordinary shares was prior to consummation of the business combination and RMNI may not be able to meet the listing standards for NASDAQ or another national securities exchange. In addition, with less funds available from the trust account, the working capital infusion from the trust account into Rimini Street’s business will be reduced.

Q:	What conditions must be satisfied to complete the first merger?
A:	Unless waived by the parties to the merger agreement, and subject to applicable law, the consummation of the first merger is subject to a number of conditions set forth in the merger agreement including, among others, receipt of the requisite shareholder approvals contemplated by this joint proxy statement/prospectus.

The amendment, modification or waiver of the merger agreement in any manner that could reasonably be expected to be materially adverse to Rimini Street or the agents and lenders under the Credit Facility requires the prior written consent of the Origination Agent. There can be no assurance that GPIA, Let’s Go and Rimini Street would waive any such provision of the merger agreement, or that the agents and lenders under the Credit Facility would provide any required consents to such amendments, modifications or waivers.

For more information about conditions to the consummation of the first merger see “GPIA Business Combination Proposal—The Merger Agreement—Conditions to Closing of the First Merger”.

Q:	When do you expect the business combination to be completed?
A:	It is currently expected that the business combination will be consummated by August 31, 2017. This date depends, among other things, on the approval of the proposals to be put to GPIA shareholders at the extraordinary general meeting. However, such meeting could be adjourned if the adjournment proposal is adopted by our shareholders at the extraordinary general meeting and we elect to adjourn the extraordinary general meeting to a later date or dates to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the extraordinary general meeting, each of the condition precedent proposals have not been approved. For a description of the conditions for the completion of the first merger see “GPIA Business Combination Proposal—The Merger Agreement—Conditions to Closing of the First Merger”.

QUESTIONS AND ANSWERS FOR SHAREHOLDERS OF GPIA

Q:	What proposals are shareholders of GPIA being asked to vote upon?
A:	Under the merger agreement, the approval of the business combination proposal, the domestication proposal, the organizational documents proposals and the stock issuance proposal (which we sometimes refer to as the “condition precedent proposals”) are conditions to the consummation of the first merger. If our public shareholders do not approve each of the condition precedent proposals, then unless this condition is waived by GPIA, Let’s Go and Rimini Street, the merger agreement could terminate and the proposed first merger may not be consummated. The amendment, modification or waiver of the merger agreement in any manner that could reasonably be expected to be materially adverse to Rimini Street or the agents and lenders under the Credit Facility requires the prior written consent of the Origination Agent. There can be no assurance that GPIA, Let’s Go and Rimini Street would waive any such provision of the merger agreement, or that the agents and lenders under the Credit Facility would provide any required consents to such amendments, modifications or waivers.

In addition to the foregoing proposals, the shareholders also may be asked to consider and vote upon a proposal to adjourn the extraordinary general meeting to a later date or dates to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the extraordinary general meeting, each of the condition precedent proposals have not been approved. See “GPIA Adjournment Proposal”.

GPIA will hold the extraordinary general meeting of its shareholders to consider and vote upon these proposals. This joint proxy statement/prospectus contains important information about the proposed business combination and the other matters to be acted upon at the extraordinary general meeting. Shareholders of GPIA should read it carefully.

After careful consideration, GPIA’s board of directors has determined that the business combination proposal, the domestication proposal, each of the organizational documents proposals, the stock issuance proposal and the adjournment proposal are in the best interests of GPIA and its shareholders and unanimously recommends that you vote or give instruction to vote “FOR” each of those proposals.

The existence of financial and personal interests of one or more of GPIA’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of GPIA and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. See the section entitled “GPIA Business Combination Proposal—Interests of GPIA’s Directors and Officers in the Business Combination” for a further discussion of this.

THE VOTE OF SHAREHOLDERS IS IMPORTANT. SHAREHOLDERS ARE ENCOURAGED TO VOTE AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS JOINT PROXY STATEMENT/PROSPECTUS.

Q:	What amendments will be made to the current constitutional documents of GPIA?
A:	The consummation of the first merger is conditional, among other things, on the domestication of GPIA to Delaware. Accordingly, in addition to voting on the business combination, GPIA’s shareholders also are being asked to consider and vote upon a proposal to (i) approve a change of GPIA’s jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware, which is referred to as the “domestication”, and replace our current memorandum and articles of association (the “Existing Organizational Documents”), in each case, under the Cayman Islands Companies Law (2016 Revision) (the “Cayman Islands Companies Law”) with a new certificate of incorporation (the “Proposed Charter”) and bylaws (the “Proposed Bylaws” and, together with the Proposed Charter, the “Proposed Organizational Documents”) of RMNI, in each case, under the Delaware General Corporation Law (the “DGCL”), which differ materially from the Existing Organizational Documents in the following respects:

	Existing Organizational Documents	Proposed Organizational Documents
Authorized Shares (Organizational Documents Proposal A)	The Existing Organizational Documents authorize 420,000,000 shares, consisting of 400,000,000 common shares and 20,000,000 preferred shares.	The Proposed Organizational Documents authorize 1,100,000,000 shares, consisting of 1,000,000,000 shares of common stock and 100,000,000 shares of preferred stock.
	See paragraph 5 of our current memorandum and articles of association.	See Article IV of the Proposed Charter.

Authorize the Board of Directors to Issue Preferred Stock Without Stockholder Consent (Organizational Documents Proposal B)
The Existing Organizational Documents authorize the issuance of 20,000,000 preferred shares with such designation, rights and preferences as may be determined from time to time by our board of directors. Accordingly, our board of directors is empowered under the Existing Organizational Documents, without shareholder approval, to issue preferred shares with dividend, liquidation, redemption, voting or other rights which could adversely affect the voting power or other rights of the holders of ordinary shares.

The Proposed Organizational Documents authorize the board of directors to issue all or any shares of preferred stock in one or more classes or series and to fix for each such class or series such voting powers, full or limited, or no voting powers, and such distinctive designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as the board of directors may determine.

	See paragraph 5 andArticle 3 of our current memorandum and articles of association.	See Article IV of the Proposed Charter.

Removal of Directors Only For Cause (Organizational Documents Proposal C)
Upon the first to occur of the consummation of any business combination and the distribution of the trust fund, the Existing Organizational Documents provide that the directors of GPIA may be removed by an ordinary resolution (being a resolution passed by a simple majority of the shareholders as, being entitled to do so, vote at a general meeting and includes an unanimous written resolution).

The Proposed Organizational Documents provide that the directors of RMNI may only be removed for cause. Additionally, a decrease in the size of the board of directors will not have the effect of removing any incumbent director before his or her term expires.

	See Article 28 of our current memorandum and articles of association.	See Article V of the Proposed Charter and Section 3.11 of the Proposed Bylaws.

Ability of Stockholders to Call a Special Meeting (Organizational Documents Proposal D)
The Existing Organizational Documents provide that the board of directors shall, on a shareholders’ requisition, proceed to convene an extraordinary general meeting of GPIA, provided that the requesting shareholder holds not less than 10%
The Proposed Organizational Documents do not permit the stockholders of RMNI to call a special meeting.

	Existing Organizational Documents	Proposed Organizational Documents
in par value of the issued shares entitled to vote at a general meeting.
	See Article 19 of the Existing Articles.	See Article VIII of the Proposed Charter.

Shareholder/Stockholder Written Consent In Lieu of a Meeting (Organizational Documents Proposal E)	The Existing Organizational Documents provide that resolutions may be passed by a vote in person, by proxy at a general meeting, or by unanimous written resolution.
The Proposed Organizational Documents allow stockholders to vote in person or by proxy at a meeting of stockholders, but prohibit the ability of stockholders to act by written consent in lieu of a meeting.

	See Article 1 of our current memorandum and articles of associations.	See Article VIII of the Proposed Charter.

Amendments of Organizational Documents (Organizational Documents Proposal F)
The Existing Organizational Documents require a special resolution (being either (i) a resolution passed by a majority of at least two-thirds of GPIA’s shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution or (ii) a unanimous written resolution of GPIA’s shareholders) to amend the Existing Organizational Documents.

The Proposed Organizational Documents require the affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of RMNI’s then outstanding capital stock entitled to vote to amend either of the Proposed Charter (other than the articles thereof relating to RMNI’s name, address and registered office, purpose and matters related to RMNI’s common and preferred stock) and the Proposed Bylaws, subject to certain exceptions.

	See Article 17 of our current memorandum and articles of association.	See Articles XI of the Proposed Charter and the Section 10 of the Proposed Bylaws.

Corporate Name (Organizational Documents Proposal G)	The Existing Organizational Documents provide the name of the company is “GP Investments Acquisition Corp.”.	The Proposed Organizational Documents will be further amended immediately after the consummation of the second merger to provide that the name of the corporation will be “Rimini Street, Inc.”.

See paragraph 1 of our current memorandum and articles of association.
As this name change will occur immediately after the consummation of the second merger, and therefore, after the corporation’s domestication in Delaware and associated adoption of the Proposed Organizational Documents, the name of the corporation as it appears in the Proposed Organizational Documents attached as Annex D and Annex E to this joint proxy statement/prospectus and to be in effect as of the domestication will be “GP Investments Acquisition Corp.”.

	Existing Organizational Documents	Proposed Organizational Documents
Perpetual Existence (Organizational Documents Proposal G)
The Existing Organizational Documents provide that if we do not consummate a business combination (as defined in the Existing Organizational Documents) by November 27, 2017 (as amended by a special resolution of shareholders passed on May 23, 2017), GPIA shall cease all operations except for the purposes of winding up and shall redeem the shares issued in our initial public offering and liquidate our trust account.

The Proposed Organizational Documents do not include any provisions relating to RMNI’s ongoing existence; the default under the DGCL will make RMNI’s existence perpetual.

This is the default rule under the DGCL.

See Article 48 of our current memorandum and articles of association.

Exclusive Jurisdiction (Organizational Documents Proposal G)	The Existing Organizational Documents do not contain a provision adopting an exclusive forum for certain stockholder litigation.	The Proposed Organizational Documents adopt Delaware as the exclusive forum for certain stockholder litigation.
	See Article 48 of our current memorandum and articles of association.	See Section 9.5 of the Proposed Bylaws.

Provisions Related to Status as Blank Check Company (Organizational Documents Proposal G)	The Existing Organizational Documents set forth various provisions related to our status as a blank check company prior to the consummation of a business combination.
The Proposed Organizational Documents do not include such provisions related to our status as a blank check company, which no longer will apply upon consummation of the business combination, as we will cease to be a blank check company at such time.

See Article 48 of our current memorandum and articles of association.
Q:	What material negative factors did GPIA’s board of directors consider in connection with the business combination?
A:	Although the GPIA board of directors believes that a business combination with Rimini Street presents a unique business combination opportunity given Rimini Street’s year-over-year growth rate and low valuation multiple compared to public company peers, the board of directors did consider certain potentially material negative factors in arriving at that conclusion.

These factors include, among others, Rimini Street is involved in ongoing litigation with Oracle, without near term visibility as to litigation outcome; Rimini Street has sizeable debt in place, not all of which will be repaid at consummation of the business combination; Rimini Street may face increased competition in the marketplace as its business grows in share and prominence, and as competitors are attracted to the market opportunity; Rimini Street may experience an increase in the cost of delivering its service based on the cost of hiring experienced software engineers; Rimini Street could face impediments to its continued growth if it is unable to continue hiring effective salespeople to win new business, or if its existing salespeople experience lower productivity; Rimini Street faces a business threat of customer migration to enterprise software vendors, products and releases for which it does not provide software products or services, as customers may choose to abandon their existing enterprise software solutions in favor of such offerings; Rimini Street could face a business risk from an intellectual property perspective if customers’ software licenses do not permit Rimini Street to service the software; Rimini Street could be challenged to sufficiently service new software applications as the underlying technology continues to evolve; and Rimini Street could experience slower growth if customers upgrade or otherwise renew their maintenance agreements with their legacy software vendor.

These factors are discussed in greater detail in the section entitled “GPIA Business Combination Proposal—GPIA’s Board of Director’s and the Special Transaction Committee’s Reasons for the Business Combination”, as well as in the sections entitled “Risk Factors—Risks Related to Rimini Street’s Business Operations and Industry”.

Q:	How will the domestication affect my GPIA ordinary shares, warrants and units?
A:	On the effective date of the domestication, each GPIA ordinary share that is issued and outstanding will automatically convert by operation of law into one share of RMNI common stock. Similarly, outstanding warrants of GPIA will become warrants to acquire the corresponding shares of RMNI common stock and no other changes will be made to the terms of any outstanding warrants as a result of the domestication. In addition, outstanding units of GPIA will become units of RMNI and no other changes will be made to the terms of any outstanding units as a result of the domestication.
Q:	Do I have redemption rights?
A:	If you are a holder of public shares, you have the right to request that RMNI redeem all or a portion of the shares of RMNI’s common stock that you will hold following the domestication for cash provided that you follow the procedures and deadlines described elsewhere in this joint proxy statement/prospectus. Public shareholders may elect to redeem all or a portion of the shares of RMNI’s common stock held by such public stockholder following the domestication regardless of if or how they vote in respect of the business combination proposal. We sometimes refer to these rights to elect to redeem all or a portion of the shares of RMNI common stock that a public stockholder will hold following the domestication into a pro rata portion of the cash held in the trust account as “redemption rights”. If you wish to exercise your redemption rights, please see the answer to the next question: “How do I exercise my redemption rights?”

Notwithstanding the foregoing, a holder of public shares, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (“Exchange Act”)), will be restricted from redeeming its RMNI public shares with respect to more than an aggregate of 20% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 20% of the public shares, then any such shares in excess of that 20% limit would not be redeemed for cash.

Our initial shareholders entered into the insider letter agreement, pursuant to which they have agreed to waive their redemption rights with respect to their founder shares and public shares in connection with the completion of a business combination.

Under the merger agreement, the consummation of the merger is conditioned upon, among other things, (i) there being a minimum of $50,000,000 of cash available to GPIA (including the cash in our trust account and any cash provided by the Sponsor pursuant to its equity commitment) and (ii) there being a minimum amount of immediately available cash in the trust account of not less than $5,000,001 after giving effect to the redemption of GPIA ordinary shares that holders of GPIA ordinary shares validly elected to redeem in connection with the business combination. Therefore, unless these conditions are waived by GPIA, Let’s Go and Rimini Street, the merger agreement could terminate and the proposed business combination may not be consummated. The amendment, modification or waiver of the merger agreement in any manner that could reasonably be expected to be materially adverse to Rimini Street or the agents and lenders under the Credit Facility requires the prior written consent of the Origination Agent. There can be no assurance that GPIA, Let’s Go and Rimini Street would waive any such provision of the merger agreement, or that the agents and lenders under the Credit Facility would provide any required consents to such amendments, modifications or waivers. Furthermore, as provided in our memorandum and articles of association, in no event will we redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001 (so that we are not subject to the SEC’s “penny stock” rules).

Q:	How do I exercise my redemption rights?
A:	If you are a holder of public shares and wish to exercise your right to redeem the RMNI public shares that you will hold upon the domestication, you must:
(i)	if you hold ordinary shares through units, elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares;
(ii)	submit a written request to Continental Stock Transfer & Trust Company, GPIA’s transfer agent, that RMNI redeem all or a portion of your RMNI public shares for cash, and
(iii)	deliver your ordinary shares to Continental Stock Transfer & Trust Company, GPIA’s transfer agent, physically or electronically through Depository Trust Company, or DTC.

Holders of GPIA public shares should complete the procedures for electing to redeem their GPIA public shares in the manner described above prior to 5:00 p.m. Eastern Time on [•], 2017 (two business days before the extraordinary general meeting).

The address of Continental Stock Transfer & Trust Company, GPIA’s transfer agent, is listed under the question “Who can help answer my questions?” below.

Holders of units must elect to separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact Continental Stock Transfer & Trust Company, GPIA’s transfer agent, directly and instruct them to do so.

Any holder of public shares will be entitled to request that their RMNI public shares be redeemed for a pro rata portion of the amount then on deposit in the trust account as of two business days prior to the consummation of the business combination including interest earned on the funds held in the trust account and not previously released to us. For illustrative purposes, as of May 25, 2017 (after giving effect to the redemptions of public shares redeemed in connection with the Extension (as defined below)), this would have amounted to approximately $10.05 per public share. However, the proceeds deposited in the trust account could become subject to the claims of our creditors, if any, which could have priority over the claims of our public shareholders, regardless of whether such public shareholders vote for or against the business combination proposal. Therefore, the per share distribution from the trust account in such a situation may be less than originally expected due to such claims. Your vote on any proposal other than the business combination proposal will have no impact on the amount you will receive upon exercise of your redemption rights. It is expected that the funds to be distributed to public shareholders electing to redeem their RMNI public shares will be distributed promptly after the consummation of the business combination.

If you are a holder of public shares, you may exercise your redemption rights by submitting your request in writing to Continental Stock Transfer & Trust Company, GPIA’s transfer agent, at the address listed at the end of this section.

Any request for redemption, once made by a holder of public shares, may be withdrawn at any time up to the time the vote is taken with respect to the business combination proposal at the extraordinary general meeting. If you deliver your shares for redemption to Continental Stock Transfer & Trust Company, GPIA’s transfer agent, and later decide prior to the extraordinary general meeting not to elect redemption, you may request that GPIA instruct its transfer agent to return the shares (physically or electronically). You may make such request by contacting Continental Stock Transfer & Trust Company, GPIA’s transfer agent, at the phone number or address listed at the end of this section.

Any corrected or changed written exercise of redemption rights must be received by Continental Stock Transfer & Trust Company, GPIA’s transfer agent, prior to the vote taken on the business combination proposal at the extraordinary general meeting. No request for redemption will be honored unless the holder’s stock has been delivered (either physically or electronically) to Continental Stock Transfer & Trust Company, GPIA’s transfer agent, at least two business days prior to the vote at the extraordinary general meeting.

If a holder of public shares properly makes a request for redemption and the public shares are delivered as described above, then, if the business combination is consummated, RMNI will redeem RMNI public shares for a pro rata portion of funds deposited in the trust account, calculated as of two business days prior to the consummation of the business combination.

If you are a holder of public shares and you exercise your redemption rights, it will not result in the loss of any GPIA warrants that you may hold.

Q:	If I am a holder of units, can I exercise redemption rights with respect to my units?
A:	No. Holders of outstanding units must elect to separate the units into the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If you hold your units in an account at a brokerage firm or bank, you must notify your broker or bank that you elect to separate the units into the underlying public shares and public warrants, or if you hold units registered in your own name, you must contact Continental Stock Transfer & Trust Company, GPIA’s transfer agent, directly and instruct them to do so. You are requested to cause your public shares to be separated and delivered to Continental Stock Transfer & Trust Company, GPIA’s transfer agent, by 5:00 p.m., Eastern Time, on [•], 2017 in order to exercise your redemption rights with respect to your public shares.
Q:	What happens if the business combination is not consummated?
A:	GPIA will not complete the domestication to Delaware unless all other conditions to the consummation of the mergers have been satisfied. If we are not able to complete the business combination with Rimini Street by August 31, 2017 (or, subject to the conditions in the merger agreement pursuant to which this date may be extended by GPIA, November 17, 2017), nor able to complete another business combination by November 27, 2017, we would cease all operations except for the purpose of winding up and we would redeem our public shares and liquidate the trust account, in which case our public shareholders may only receive approximately $10.05 per share and our warrants will expire worthless.
Q:	What are the U.S. federal income tax consequences of exercising my redemption rights?
A:	We expect that a GPIA shareholder that exercises its redemption rights to receive cash from the trust account in exchange for its RMNI shares will generally be treated as selling RMNI shares resulting in the recognition of capital gain or capital loss. There may be certain circumstances in which the redemption may be treated as a distribution for U.S. federal income tax purposes depending on the amount of RMNI shares that a GPIA shareholder owns or is deemed to own (including through the ownership of RMNI warrants). For a more complete discussion of the U.S. federal income tax considerations of an exercise of redemption rights, see “U.S. Federal Income Tax Considerations” beginning on page 163 of this joint proxy statement/prospectus.

Additionally, because the domestication will occur immediately prior to the redemption of any RMNI shareholder, U.S. Holders exercising redemption rights will be subject to the potential tax consequences of Section 367 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) as well as potential tax consequences of the U.S. federal income tax rules relating to “passive foreign investment companies” (“PFIC”). The tax consequences of Section 367 of the Code and the PFIC rules are discussed more fully below under “U.S. Federal Income Tax Considerations” beginning on page 163 of this joint proxy statement/prospectus.

All holders of public shares considering exercising their redemption rights are strongly urged to consult their tax advisor for a full description and understanding of the tax consequences of an exercise of redemption rights, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws.

Q:	Do I have appraisal rights in connection with the proposed business combination and the proposed domestication?
A:	No. Neither GPIA shareholders nor GPIA warrant holders have appraisal rights in connection with the business combination or the domestication under the Cayman Islands Companies Law or under the DGCL.

Q:	What are the U.S. federal income tax consequences of the domestication?
A:	As discussed more fully under “U.S. Federal Income Tax Considerations” below, it is intended that the domestication will constitute a tax-free reorganization within the meaning of Section 368(a)(l)(F) of the Code. Assuming that the domestication so qualifies, U.S. Holders (as defined in “U.S. Federal Income Tax Considerations” below) of GPIA ordinary shares will be subject to Section 367(b) of the Code and, as a result:
•	A U.S. Holder of GPIA ordinary shares whose GPIA ordinary shares have a fair market value of less than $50,000 on the date of the domestication will not recognize any gain or loss and will not be required to include any part of GPIA’s earnings in income;
•	A U.S. Holder of GPIA ordinary shares whose GPIA ordinary shares have a fair market value of $50,000 or more, but who on the date of the domestication owns (actually and constructively) less than 10% of the total combined voting power of all classes of GPIA ordinary shares entitled to vote will generally recognize gain (but not loss) on the exchange of GPIA ordinary shares for RMNI common stock pursuant to the domestication. As used in this joint proxy statement/prospectus, “RMNI common stock” or “RMNI warrants” means the common stock or warrants, respectively, of GP Investments Acquisition Corp. (after its domestication as a corporation incorporated in the State of Delaware), which will be renamed “Rimini Street, Inc.” immediately after consummation of the second merger. As an alternative to recognizing gain, such U.S. Holders may file an election to include in income as a dividend earnings and profits (as defined in the Treasury Regulations under Section 367) attributable to its GPIA ordinary shares provided certain other requirements are satisfied. GPIA does not expect to have significant cumulative earnings and profits, if any, on the date of the domestication.
•	A U.S. Holder of GPIA ordinary shares whose GPIA ordinary shares have a fair market value of $50,000 or more, and who on the date of the domestication owns (actually and constructively) 10% or more of the total combined voting power of all classes of GPIA ordinary shares entitled to vote will generally be required to include in income as a dividend earnings and profits (as defined in the Treasury Regulations under Section 367) attributable to its GPIA ordinary shares provided certain other requirements are satisfied. GPIA does not expect to have significant cumulative earnings and profits, if any, on the date of the domestication.

As discussed further under “U.S. Federal Income Tax Considerations” below, GPIA believes that it is likely treated as a “passive foreign investment company”, or PFIC, for U.S. federal income tax purposes. In such case, notwithstanding the foregoing U.S. federal income tax consequences of the domestication, proposed Treasury Regulations under Section 1291(f) of the Code (which have a retroactive effective date), if finalized in their current form, generally would require a U.S. Holder to recognize gain on the exchange of GPIA ordinary shares or warrants for RMNI common stock or warrants pursuant to the domestication. The tax on any such gain would be imposed at the rate applicable to ordinary income and an interest charge would apply based on a complex set of rules. However, it is difficult to predict whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code will be adopted. Importantly, however, U.S. Holders that make or have made certain elections discussed further under “U.S. Federal Income Tax Considerations—Impact of PFIC Rules on Certain U.S. Holders” with respect to their GPIA ordinary shares are generally not subject to the same gain recognition rules under the currently proposed Treasury Regulations under Section 1291(f) of the Code. For a more complete discussion of the potential application of the PFIC rules to U.S. Holders as a result of the domestication, see “U.S. Federal Income Tax Considerations” beginning on page 163 of this joint proxy statement/prospectus.

Additionally, the domestication may cause non-U.S. Holders (as defined in “U.S. Federal Income Tax Considerations” below) to become subject to U.S. federal income withholding taxes on any dividends paid in respect of such non-U.S. Holder’s RMNI common stock subsequent to the domestication.

The tax consequences of the domestication are complex and will depend on a holder’s particular circumstances. All holders are strongly urged to consult their tax advisor for a full description and understanding of the tax consequences of the domestication, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws. For a more complete discussion of the U.S. federal income tax considerations of the domestication, see “U.S. Federal Income Tax Considerations” beginning on page 163 of this joint proxy statement/prospectus.

Q:	What do I need to do now?
A:	GPIA urges you to read carefully and consider the information contained in this joint proxy statement/prospectus, including the annexes, and to consider how the business combination will affect you as a shareholder and/or warrant holder of GPIA. GPIA shareholders should then vote as soon as possible in accordance with the instructions provided in this joint proxy statement/prospectus and on the enclosed proxy card.
Q:	How do I vote?
A:	If you are a holder of record of GPIA ordinary shares on the record date, you may vote in person at the extraordinary general meeting or by submitting a proxy for the extraordinary general meeting. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope. If you hold your shares in “street name”, which means your shares are held of record by a broker, bank or nominee, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the extraordinary general meeting and vote in person, obtain a proxy from your broker, bank or nominee.
Q:	If my shares are held in “street name”, will my broker, bank or nominee automatically vote my shares for me?
A:	No. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name”. If this is the case, this joint proxy statement/prospectus may have been forwarded to you by your brokerage firm, bank or other nominee, or its agent. As the beneficial holder, you have the right to direct your broker, bank or other nominee as to how to vote your shares. If you do not provide voting instructions to your broker on a particular proposal on which your broker does not have discretionary authority to vote, your shares will not be voted on that proposal. This is called a “broker non-vote”. Broker non-votes, while considered present for the purposes of establishing a quorum, will have no effect on a particular proposal. If you decide to vote, you should provide instructions to your broker, bank or other nominee on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee.
Q:	When and where will the extraordinary general meeting be held?
A:	The extraordinary general meeting will be held at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, at 4 Times Square, New York, New York 10036 on [•], 2017, at [•] [a.m.][p.m.], Eastern Time, unless the extraordinary general meeting is adjourned.
Q:	Who is entitled to vote at the extraordinary general meeting?
A:	GPIA has fixed [•], 2017 as the record date. If you were a shareholder of GPIA at the close of business on the record date, you are entitled to vote on matters that come before the extraordinary general meeting. However, a shareholder may only vote his or her shares if he or she is present in person or is represented by proxy at the extraordinary general meeting.
Q:	How many votes do I have?
A:	GPIA shareholders are entitled to one vote at the extraordinary general meeting for each ordinary share held of record as of the record date. As of the close of business on the record date, there were outstanding 20,009,776 GPIA ordinary shares, of which 15,697,276 were outstanding public shares.
Q:	What constitutes a quorum?
A:	A quorum of GPIA shareholders is necessary to hold a valid meeting. A quorum will be present at the GPIA general meeting if a majority of the outstanding shares entitled to vote at the extraordinary general meeting are represented in person or by proxy. As of the record date for the extraordinary general meeting, 10,004,889 GPIA ordinary shares would be required to achieve a quorum.

Q:	What vote is required to approve each proposal at the extraordinary general meeting?
A:	The following votes are required for each proposal at the extraordinary general meeting:
•	Business combination proposal: The approval of the business combination proposal requires the affirmative vote for the proposal by the holders of a majority of the then outstanding ordinary shares who, being present and entitled to vote at the extraordinary general meeting to approve the business combination proposal, vote at the extraordinary general meeting.
•	Domestication proposal: The approval of the domestication proposal by special resolution requires a special resolution under Cayman Islands Companies Law, being the affirmative vote for the proposal by the holders of not less than two-thirds of the then outstanding ordinary shares who, being present and entitled to vote at the extraordinary general meeting to approve the domestication proposal, vote at the extraordinary general meeting.
•	Organizational documents proposals: The separate approval of each of the organizational documents proposals by special resolution requires a special resolution under the Cayman Islands Companies Law, being the affirmative vote for each of the organizational documents proposals by the holders of not less than two-thirds of the then outstanding ordinary shares who, being present and entitled to vote at the extraordinary general meeting to approve each such organizational documents proposal, vote at the extraordinary general meeting.
•	Stock issuance proposal: The approval of the stock issuance proposal requires the affirmative vote for the proposal by the holders of a majority of the then outstanding ordinary shares who, being present and entitled to vote at the extraordinary general meeting to approve the stock issuance proposal, vote at the extraordinary general meeting.
•	Adjournment proposal: The approval of the adjournment proposal requires the affirmative vote for the proposal by the holders of a majority of the then outstanding ordinary shares who, being present and entitled to vote at the extraordinary general meeting to approve the adjournment proposal, vote at the extraordinary general meeting.
Q:	What are the recommendations of GPIA’s board of directors?
A:	GPIA’s board of directors believes that the business combination proposal and the other proposals to be presented at the extraordinary general meeting are in the best interest of GPIA’s shareholders and unanimously recommends that its shareholders vote “FOR” the business combination proposal, “FOR” the domestication proposal, “FOR” each of the separate organizational documents proposals, “FOR” the stock issuance proposal and “FOR” the adjournment proposal, in each case, if presented to the extraordinary general meeting.

The existence of financial and personal interests of one or more of GPIA’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of GPIA and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. See the section entitled “GPIA Business Combination Proposal—Interests of GPIA’s Directors and Officers in the Business Combination” for a further discussion of this.

Q:	How do the Sponsor and the other initial shareholders intend to vote their shares?
A:	Unlike many other blank check companies in which the initial shareholders agree to vote their founder shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, in connection with our initial public offering, our initial shareholders entered into letter agreements to vote their founder shares, as well as any public shares purchased during or after our initial public offering, in favor of our initial business combination.

On May 16, 2017, in connection with the transactions contemplated by the merger agreement, GPIAC, LLC entered into a transaction support and voting agreement with GPIA and Rimini Street, pursuant to which, among other things, GPIAC, LLC agreed to vote its GPIA ordinary shares in favor of the transactions at the extraordinary general meeting. As of the date of this joint proxy statement/prospectus, the aggregate number of shares covered by the transaction support and voting agreement entered into by GPIAC, LLC represents 21.3% of the outstanding GPIA ordinary shares.

In addition, our independent directors have indicated that they intend to vote their shares in favor of all other proposals being presented at the extraordinary general meeting. As of the date of this joint proxy statement/prospectus, our independent directors own 0.3% of the outstanding GPIA ordinary shares.

At any time prior to the extraordinary general meeting, during a period when they are not then aware of any material nonpublic information regarding GPIA or its securities, the GPIA initial shareholders, Rimini Street and/or its affiliates may purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the business combination proposal, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of GPIA’s ordinary shares or vote their shares in favor of the business combination proposal. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements that (i) holders of a majority of the shares who, being present and entitled to vote at the extraordinary general meeting and who do vote, vote in favor of the business combination proposal, the stock issuance proposal and the adjournment proposal, (ii) holders of at least two-thirds of the shares who, being present and entitled to vote at the extraordinary general meeting and who do vote, vote in favor of the domestication proposal and the organizational documents proposals, and (iii) the minimum available cash condition of $50,000,000 and the condition that the minimum trust account balance of $5,000,001 are satisfied. Any such share purchases and other transactions may thereby increase the likelihood of obtaining shareholder approval of the business combination. This may result in the completion of our business combination that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this joint proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by the GPIA initial shareholders for nominal value.

Entering into any such arrangements may have a depressive effect on GPIA’s ordinary shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the extraordinary general meeting. Moreover, any such purchases may make it more likely that the minimum available cash condition of $50,000,000 and the condition that the minimum trust account balance of $5,000,001 are satisfied.

If such transactions are effected, the consequence could be to cause the merger to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the extraordinary general meeting and would likely increase the chances that such proposals would be approved. As of the date of this joint proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder. GPIA will file a Current Report on Form 8-K to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the extraordinary general meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

Q:	What happens if I sell my ordinary shares before the extraordinary general meeting?
A:	The record date for the extraordinary general meeting is earlier than the date of the extraordinary general meeting and earlier than the date that the business combination is expected to be completed. If you transfer your ordinary shares after the applicable record date, but before the extraordinary general meeting, unless you grant a proxy to the transferee, you will retain your right to vote at such general meeting.
Q:	May I change my vote after I have mailed my signed proxy card?
A:	Yes. Shareholders may send a later-dated, signed proxy card to GPIA’s secretary at the address set forth below so that it is received by GPIA’s secretary prior to the vote at the extraordinary general meeting (which is scheduled to take place on [•], 2017) or attend the extraordinary general meeting in person and vote. Shareholders also may revoke their proxy by sending a notice of revocation to GPIA’s secretary, which must be received by GPIA’s secretary prior to the vote at the extraordinary general meeting. However, if your shares are held in “street name” by your broker, bank or another nominee, you must contact your broker, bank or other nominee to change your vote.
Q:	What happens if I fail to take any action with respect to the extraordinary general meeting?
A:	If you fail to take any action with respect to the extraordinary general meeting and the business combination is approved by shareholders and the business combination is consummated, you will become a stockholder of

Rimini Street. If you fail to take any action with respect to the extraordinary general meeting and the business combination is not approved, you will remain a shareholder and/or warrant holder of GPIA. However, if you fail to take any action with respect to the extraordinary general meeting, you will nonetheless be able to elect to redeem your public shares in connection with the business combination.

Q:	What should I do with my stock certificates, warrant certificates and/or unit certificates?
A:	GPIA shareholders who exercise their redemption rights must deliver their stock certificates to Continental Stock Transfer & Trust Company, GPIA’s transfer agent, (either physically or electronically) prior to the extraordinary general meeting.

Holders of GPIA public shares should complete the procedures for electing to redeem their GPIA public shares in the manner described above prior to 5:00 p.m. Eastern Time on [•], 2017 (two business days before the extraordinary general meeting).

GPIA warrant holders should not submit the certificates relating to their warrants. Public shareholders who do not elect to have their RMNI public shares redeemed for the pro rata share of the trust account should not submit the certificates relating to their public shares.

Upon the domestication, holders of GPIA units, common stock and warrants will receive units, common stock and warrants in RMNI without needing to take any action and accordingly such holders should not submit the certificates relating to their units, common stock and warrants.

Q:	What should I do if I receive more than one set of voting materials?
A:	Shareholders may receive more than one set of voting materials, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your GPIA ordinary shares.
Q:	Who can help answer my questions?
A:	If you have questions about the business combination or if you need additional copies of the joint proxy statement/prospectus, any document incorporated by reference in this joint proxy statement/prospectus or the enclosed proxy card you should contact:

Morrow Sodali LLC
470 West Avenue
Stamford CT 06902
Tel: (800) 662-5200
Banks and brokers call collect: (203) 658-9400
E-mail: GPIA.info@morrowsodali.com

You also may obtain additional information about GPIA from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information; Incorporation by Reference”. If you are a holder of public shares and you intend to seek redemption of your shares, you will need to deliver your ordinary shares (either physically or electronically) to Continental Stock Transfer & Trust Company, GPIA’s transfer agent, at the address below prior to the extraordinary general meeting. Holders of GPIA public shares should complete the procedures for electing to redeem their GPIA public shares in the manner described above prior to 5:00 p.m. Eastern Time on [•], 2017 (two business days before the extraordinary general meeting). If you have questions regarding the certification of your position or delivery of your stock, please contact:

Mark Zimkind
Continental Stock Transfer & Trust Company
1 State Street Plaza, 30th Floor
New York, New York 10004
E-mail: mzimkind@continentalstock.com

QUESTIONS AND ANSWERS FOR STOCKHOLDERS OF RIMINI STREET

Q:	What proposals are stockholders of Rimini Street being asked to vote upon?
A:	Under the merger agreement, the approval of the Rimini Street business combination proposal and the Rimini Street preferred stock conversion proposal are conditions to the consummation of the first merger. If Rimini Street stockholders do not approve each of these proposals, then unless this condition is waived by GPIA, Let’s Go and Rimini Street, the merger agreement could terminate and the proposed first merger may not be consummated. The amendment, modification or waiver of the merger agreement in any manner that could reasonably be expected to be materially adverse to Rimini Street or the agents and lenders under the Credit Facility requires the prior written consent of the Origination Agent. There can be no assurance that GPIA, Let’s Go and Rimini Street would waive any such provision of the merger agreement, or that the agents and lenders under the Credit Facility would provide any required consents to such amendments, modifications or waivers.

Rimini Street will hold the special meeting of its stockholders to consider and vote upon these proposals. This joint proxy statement/prospectus contains important information about the proposed business combination and the other matters to be acted upon at the special meeting. Stockholders of Rimini Street should read it carefully.

After careful consideration, Rimini Street’s board of directors has determined that the Rimini Street business combination proposal and the Rimini Street preferred stock conversion proposal are in the best interests of Rimini Street and its stockholders and recommends that you vote or give instruction to vote “FOR” each of those proposals.

The existence of financial and personal interests of one or more of Rimini Street’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Rimini Street and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “Rimini Street Business Combination Proposal—Interests of Rimini Street’s Directors and Officers in the Business Combination” for a further discussion of this.

THE VOTE OF RIMINI STREET STOCKHOLDERS IS IMPORTANT. RIMINI STREET STOCKHOLDERS ARE ENCOURAGED TO VOTE AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS JOINT PROXY STATEMENT/PROSPECTUS.

Q:	What material negative factors did Rimini Street’s board of directors consider in connection with the business combination?
A:	Although the Rimini Street board of directors believes that a business combination is advisable and fair to, and in the best interests of, Rimini Street’s stockholders, the board of directors did consider certain potentially material negative factors in arriving at that conclusion. These factors include, among others, the likelihood that the business combination would be completed compared to the risks in executing alternatives, the risks and costs to Rimini Street if the transactions contemplated by the merger agreement are not consummated and the fact that Rimini Street entered into the merger agreement with a “blank check” corporation organized to effect a business combination with one or more businesses. These factors and others are discussed in greater detail in the section entitled “Rimini Street Business Combination Proposal—Rimini Street’s Board of Directors’ Reasons for the Business Combination”, as well as in the sections entitled “Risk Factors—Risks Related to Rimini Street’s Business Operations and Industry”.
Q:	What happens if the business combination is not consummated?
A:	If the merger agreement is not adopted by Rimini Street stockholders or if the business combination is not completed for any other reason, Rimini Street will remain an independent private company.
Q:	Do I have appraisal rights in connection with the business combination?
A:	Rimini Street stockholders will be entitled to dissenters’ rights only if they comply with the Nevada law procedures summarized in the section entitled “Appraisal Rights”. To be eligible to exercise appraisal rights, record holders of Rimini Street capital stock must not vote in favor of the business combination and must properly demand payment for their shares. The entirety of sections 92A.300 to 92A.500 of the Nevada Revised Statutes (the “Nevada Dissenter’s Rights Statute”) is provided on Annex I to this joint proxy statement/prospectus. Upon effectiveness of the business combination, any Rimini Street stockholder who has perfected its dissenters’ rights and who believes that the merger consideration is insufficient will have the right to object and have a court in Nevada determine the value of each share of stock, and to be paid the appraised value determined by the court, which could be more or less than the merger consideration.

Q:	What are the U.S. federal income tax consequences of the mergers to me?
A:	It is intended that the mergers will constitute an integrated transaction and qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Assuming the mergers so qualify, Rimini Street stockholders generally will not recognize gain or loss on the exchange of their Rimini Street common stock solely for shares of RMNI common stock in the mergers and their basis in and holding periods for their Rimini Street common stock will generally carry over to the RMNI common stock received by such holder in the mergers.

For a more complete discussion of the U.S. federal income tax consequences of the mergers, see the section entitled “U.S. Federal Income Tax Considerations”.

Q:	What do I need to do now?
A:	Rimini Street urges you to read carefully and consider the information contained in this joint proxy statement/prospectus, including the annexes, and to consider how the business combination will affect you as a stockholder of Rimini Street. Stockholders should then vote as soon as possible in accordance with the instructions provided in this joint proxy statement/prospectus and on the enclosed proxy card.
Q:	How do I vote?
A:	If you are a holder of record of Rimini Street capital stock on the record date, you may vote in person at the special meeting or by submitting a proxy for the special meeting. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope.
Q:	When and where will the special meeting be held?
A:	The special meeting will be held at [•] on [•], 2017, at [•] [a.m.][p.m.], Pacific Time, unless the special meeting is adjourned.
Q:	Who is entitled to vote at the special meeting?
A:	Rimini Street has fixed [•], 2017 as the record date. If you were a stockholder of Rimini Street at the close of business on the record date, you are entitled to vote on matters that come before the special meeting. However, a stockholder may only vote his or her shares if he or she is present in person or is represented by proxy at the special meeting.
Q:	How many votes do I have?
A:	Each share of Rimini Street Class A Common Stock is entitled to one vote per share at the special meeting and each share of Rimini Street Class B Common Stock is entitled to fifteen votes per share at the special meeting. Each share of Rimini Street Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock is entitled to the number of votes equal to the number of shares of Class A Common Stock or Class B Common Stock, as applicable, into which the shares of preferred stock held by such holder could be converted as of the record date. As of the record date, each share of Rimini Street Series A Preferred Stock and Rimini Street Series B Preferred Stock will convert into one share of Rimini Street Class B Common Stock and each share of Rimini Street Series C Preferred Stock will convert into one share of Rimini Street Class A Common Stock. As of the close of business on the record date, there were [•] shares of Rimini Street Class A Common Stock, [•] shares of Rimini Street Class B Common Stock, [•] shares of Rimini Street Series A Preferred Stock, [•] shares of Rimini Street Series B Preferred Stock, and [•] shares of Rimini Street Series C Preferred Stock outstanding and entitled to vote.
Q:	What constitutes a quorum?
A:	A quorum of Rimini Street stockholders is necessary to hold a valid meeting. A quorum will be present at the Rimini Street special meeting if a majority of the aggregate voting power of the capital stock issued and outstanding and entitled to vote is represented in person or by proxy. As of the record date for the special meeting, [•] shares of Rimini Street capital stock would be required to achieve a quorum.

Q:	What vote is required to approve each proposal at the special meeting?
A:	The following votes are required for each proposal at the special meeting:
•	Rimini Street business combination proposal: The approval of the Rimini Street business combination proposal requires the affirmative vote for the proposal by the holders of (i) the majority of the voting power of shares of Rimini Street capital stock, (ii) more than 50% of the outstanding shares of Rimini Street Series B Preferred Stock and Series C Preferred Stock, voting as a single class on an as-converted basis (each holder of Rimini Street Preferred Stock shall be entitled to the number of votes equal to the number of shares of Rimini Street Class B Common Stock or Rimini Street Class A Common Stock, as applicable, into which the shares of Rimini Street Preferred Stock held by such holder could be converted as of the record date), and (iii) the majority of the outstanding shares of Rimini Street Class A Common Stock and Rimini Street Class B Common Stock, voting as a single class, being present in person or represented by proxy at the Rimini Street special meeting.
•	Rimini Street preferred stock conversion proposal: The approval of the Rimini Street preferred stock conversion proposal requires the affirmative vote of the holders of a majority of the shares of Rimini Street preferred stock then outstanding (voting as a single class and on an as-converted basis), being present in person or represented by proxy at the Rimini Street special meeting. Each holder of Rimini Street Preferred Stock shall be entitled to the number of votes equal to the number of shares of Rimini Street Class B Common Stock or Rimini Street Class A Common Stock, as applicable, into which the shares of Rimini Street Preferred Stock held by such holder could be converted as of the record date.
Q:	What are the recommendations of Rimini Street’s board of directors?
A:	Rimini Street’s board of directors believes that the Rimini Street business combination proposal and the Rimini Street preferred stock conversion proposal are in the best interest of Rimini Street’s stockholders and recommends that its stockholders vote “FOR” the Rimini Street business combination proposal and “FOR” the Rimini Street preferred stock conversion proposal, in each case, if presented to the special meeting.

The existence of financial and personal interests of one or more of Rimini Street’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Rimini Street and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “Rimini Street Business Combination Proposal—Interests of Rimini Street’s Directors and Officers in the Business Combination” for a further discussion of this.

Q:	How do other Rimini Street stockholders intend to vote?
A:	In connection with the business combination, Rimini Street stockholders representing a sufficient number of shares of Rimini Street capital stock necessary to approve the Rimini Street business combination proposal and Rimini Street preferred stock conversion proposal have entered into a transaction support and voting agreement pursuant to which they have agreed to support and vote all of their shares in favor of such proposals.
Q:	What happens if I sell my shares of Rimini Street capital stock before the special meeting?
A:	The record date for the special meeting is earlier than the date of the special meeting and earlier than the date that the business combination is expected to be completed. If you transfer your shares of Rimini Street capital stock after the applicable record date, but before the special meeting, unless you grant a proxy to the transferee, you will retain your right to vote at such special meeting.
Q:	May I change my vote after I have mailed my signed proxy card?
A:	Yes. Stockholders may send a later-dated, signed proxy card to Rimini Street’s secretary at Rimini Street, Inc., 3993 Howard Hughes Parkway, Suite 550, Las Vegas, NV 89169 so that it is received by Rimini Street’s secretary prior to the vote at the special meeting (which is scheduled to take place on [•], 2017) or attend the special meeting in person and vote. Stockholders also may revoke their proxy by sending a notice of revocation to Rimini Street’s secretary, which must be received by Rimini Street’s secretary prior to the vote at the special meeting.

Q:	What happens if I fail to take any action with respect to the special meeting?
A:	If you fail to take any action with respect to the special meeting and the business combination is approved by stockholders and the business combination is consummated, you will become a stockholder of RMNI. If you fail to take any action with respect to the special meeting and the business combination is not approved, you will remain a stockholder of Rimini Street.
Q:	What should I do with my stock certificates?
A:	Upon the closing of the business combination, holders of Rimini Street capital stock will receive common stock in RMNI without needing to take any action and accordingly such holders should not submit the certificates relating to their capital stock.
Q:	What should I do if I receive more than one set of voting materials?
A:	Rimini Street stockholders may receive more than one set of voting materials, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your shares of Rimini Street capital stock.
Q:	Who can help answer my questions?
A:	If you have any questions about how to vote or direct a vote in respect of your shares of Rimini Street capital stock, you may contact:

Thomas C. Shay
Corporate Secretary
Rimini Street, Inc.
3993 Howard Hughes Parkway, Suite 500
Las Vegas, NV 89169
Tel: (702) 839-9671

SUMMARY OF THE JOINT PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this joint proxy statement/prospectus and does not contain all of the information that is important to you. To better understand the proposals to be submitted for a vote at the GPIA extraordinary general meeting and the Rimini Street special meeting, including the business combination, you should read this entire document carefully, including the merger agreement and the merger agreement amendment attached as Annex A and Annex B, respectively, to this joint proxy statement/prospectus. The merger agreement is the legal document that governs the business combination and the other transactions that will be undertaken in connection with the business combination. The merger agreement is also described in detail in this joint proxy statement/prospectus in the section entitled “The Merger Agreement”.

The Parties to the Business Combination

GP Investments Acquisition Corp.

GPIA is a blank check company incorporated as a Cayman Islands exempted company limited by shares and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. GPIA was incorporated under the laws of the Cayman Islands on January 28, 2015.

Our initial public offering was conducted pursuant to a registration statement on Form S-1 (Reg. No. 333-203500) that became effective on May 19, 2015.

On May 26, 2015, GPIA closed its initial public offering of 17,250,000 units, with each unit consisting of one share of its ordinary shares and one-half of a warrant to acquire one share of its ordinary shares upon consummation of an initial business combination. The units from our initial public offering were sold at an offering price of $10.00 per unit, generating total gross proceeds of $172,500,000. Simultaneously with the closing of our initial public offering, GPIA consummated the sale of 6,062,500 private placement warrants at a price of $1.00 per warrant in a private placement to the Sponsor, generating gross proceeds of $6,062,500.

Following the closing of our initial public offering, an amount of $172,500,000 ($10.00 per share) from the net proceeds of our initial public offering and the sale of the private placement warrants was placed in a trust account and the remaining $967,000 of net proceeds became available to be used as working capital to provide for business, legal and accounting due diligence on prospective business combinations and continuing general and administrative expenses.

On May 23, 2017, we held an extraordinary general meeting of shareholders at which, among other things, our shareholders voted to amend our memorandum and articles of association to extend the date by which the we must (i) consummate a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities (which we refer to as a business combination), (ii) cease its operations if we fail to complete such business combination, and (iii) redeem all of our ordinary shares included as part of the units sold in our initial public offering, from May 26, 2017 to November 27, 2017 (the “Extension”). In connection with the Extension, holders of our public shares had the right to elect to redeem their shares for a per-share price, payable in cash, based upon the aggregate amount then on deposit in our trust account. In connection with the Extension, shareholders holding 1,552,724 public shares validly elected to redeem their public shares.

As of March 31, 2017, there was cash and marketable securities held in the trust account of $173,227,105 and, as of May 25, 2017 (after giving effect to the redemptions of public shares redeemed in connection with the Extension), there was cash and marketable securities held in the trust account of $157,791,185.

As disclosed in connection with our initial public offering on a registration statement filed with the Securities and Exchange Commission on Form S-1 (Reg. No. 333-203500) that became effective on May 19, 2015, if our initial business combination is paid for using equity or debt securities, or not all of the funds released from the trust account are used for payment of the consideration in connection with our initial business combination or used for redemptions of our ordinary shares, we may apply the balance of the cash released to us from the trust account for general corporate purposes, including for maintenance or expansion of operations of post-transaction businesses, the payment of principal or interest due on indebtedness incurred in completing our initial business combination, to fund the purchase of other companies or for working capital.

Accordingly, after consummation of the business combination, the funds in the trust account will be released to RMNI (as successor to GPIA as a result of the domestication) and used by RMNI to pay holders of the public shares who exercise redemption rights and to pay expenses incurred by GPIA and Rimini Street in connection with the business combination. Such expenses include, among others (i) a fee to the underwriters of our initial public offering of $6,037,500, (ii) fees and expenses payable to our investment banking advisors for merger and acquisition advisory services of approximately $9.5 million and (iii) professional fees and expenses of our consultants, accountants and legal counsel of approximately $7.8 million. Any remaining balance in the trust account would thereafter be available for general corporate purposes, including, but not limited to, the prepayment of amounts owed under the Credit Facility and to provide working capital for operations.

In order to consummate the business combination, Rimini Street was required to obtain the consent of a majority of the lenders under the Credit Facility. Certain waiver letters, dated as of May 16, 2017, agreed to by Rimini Street and the agents and lenders provide for consent by the agents and lenders to consummate the business combination. The waiver letters also provide for the waiver of certain events of default under the Credit Facility that may arise as a result of the consummation of the business combination. As a condition to effectiveness of the waiver letters, Rimini Street is required to make a minimum payment to the lenders of $35.0 million to reduce certain outstanding obligations under the Credit Facility.

Prior to consummation of the business combination, Rimini Street and GPIA may jointly elect to offer the lenders under the Credit Facility the ability to convert up to $21.0 million of obligations under the Credit Facility at $10.00 per share for 2,100,000 GPIA ordinary shares, effective immediately prior to the first merger. If Rimini Street and GPIA elect to make this offer, the lenders under the Credit Facility are under no obligation to accept it.

GPIA’s units, ordinary shares and warrants are listed on NASDAQ under the symbols “GPIAU”, “GPIA”, and “GPIAW”, respectively.

The mailing address of GPIA’s principal executive office is 150 E. 52nd Street, Suite 5003, New York, NY 10022. Its telephone number is (212) 430-4340.

Let’s Go Acquisition Corp.

Let’s Go is a wholly-owned subsidiary of GPIA formed solely for the purpose of effecting a business combination. Let’s Go was incorporated under the laws of the State of Delaware on April 13, 2016. Let’s Go owns no material assets and does not operate any business. Pursuant to the first merger, Let’s Go will merge with and into Rimini Street, with Rimini Street as the surviving corporation. Therefore, upon consummation of the first merger, Let’s Go will cease to exist.

The mailing address of Let’s Go’s principal executive office is 150 E. 52nd Street, Suite 5003, New York, NY 10022. Its telephone number is (212) 430-4340.

After consummation of the first merger, Let’s Go will cease to exist.

Rimini Street, Inc.

Rimini Street, founded in 2005, is a global provider of enterprise software products and services, and the leading independent support provider for Oracle and SAP products, based on the number of clients supported. Rimini Street provides subscription-based support services for software products licensed by Oracle Corporation, SAP SE and other software vendors.

For the three months ended March 31, 2017, Rimini Street reported net revenue exceeding $49 million. Rimini Street employs approximately 900 professionals across 13 countries of operation, and currently serves over 1,200 clients – including nearly 100 of the Fortune 500 and Global 100.

Rimini Street’s principal executive offices are at 3993 Howard Hughes Parkway, Suite 500, Las Vegas, Nevada 89169. Rimini Street’s telephone number is (702) 839-9671 and its website is www.riministreet.com.

Information contained on Rimini Street’s website is not incorporated by reference into this joint proxy statement/prospectus and does not constitute part of this joint proxy statement/prospectus.

Emerging Growth Company

GPIA is an “emerging growth company”, as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. GPIA has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, GPIA, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of GPIA’s financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering (which would be December 31, 2020), (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the prior June 30 (whichever of (a), (b) or (c) occurs first), and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

Summary of the Merger Agreement

On May 16, 2017, GPIA, Let’s Go, Rimini Street and the Holder Representative entered into the merger agreement, which was amended on June 30, 2017. Pursuant to the merger agreement, among other things and in accordance with the terms and subject to the conditions of the merger agreement, and following the domestication of GPIA to Delaware, Let’s Go, will merge with and into Rimini Street, with Rimini Street as the surviving corporation (which we refer to as the first merger). The surviving corporation from the first merger will then merge with and into GPIA, with GPIA as the surviving corporation (which we refer to as the second merger). See “GPIA Business Combination Proposal”.

Prior to and as a condition of the mergers, GPIA will change its jurisdiction of incorporation by effecting a deregistration under Article 206 of the Cayman Islands Companies Law and a domestication under Section 388 of the DGCL, pursuant to which GPIA’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware. The mergers will follow the domestication.

Merger Consideration

Pursuant to the merger agreement, the aggregate purchase price is $775,000,000, as adjusted in accordance with the terms of the merger agreement (which we refer to as the merger consideration). At the closing of the business combination, GPIA will pay the merger consideration in newly issued shares of RMNI common stock based on a per share issue price of $10.00 per share.

Under the merger agreement, at the effective time of the first merger (the “first effective time”), each issued and outstanding share of Rimini Street’s Class A Common Stock, Class B Common Stock, Series A Preferred Stock on an as-converted basis, Series B Preferred Stock on an as-converted basis and Series C Preferred Stock on an as-converted basis (other than, in each case, such shares, if any, (i) held in the treasury of Rimini Street, which treasury shares shall be canceled as part of the first merger and (ii) shares that are held by stockholders who have perfected and not withdrawn a demand for appraisal rights) will automatically be cancelled and converted into and become the right to receive the applicable portion of the merger consideration in accordance with the merger agreement.

Each option to purchase shares of Rimini Street’s common stock granted under an incentive plan that is outstanding at the first effective time will be converted into an option relating to shares of RMNI (a “RMNI option”) upon the same terms and conditions as are in effect with respect to such option immediately prior to the first effective time (except that the number of shares of RMNI subject to each RMNI option, and the exercise price thereof, shall be adjusted as set forth in the merger agreement to provide the holder thereof with the same economic value as the original option relating to shares of Rimini Street’s common stock). Rimini Street will take commercially reasonable actions so that any vested option held by a former employee or former service provider to Rimini Street is exercised or cancelled prior to the first effective time and, to the extent not exercised or cancelled, such option will be converted into the right to receive a cash payment equal to the product of (a) the excess of $10 over the per share exercise price and (b) the number of shares of the Rimini Street’s common stock subject to the vested portion of such option. As of May 31, 2017, we estimate that such cash payment would be approximately $161,000. The arrangements described in this paragraph are expected to result in the issuance of RMNI options and warrants relating to 15,637,834 shares of RMNI common stock, representing approximately 15.6% of RMNI’s common stock on a fully-diluted basis immediately following consummation of the business combination (assuming (i) that RMNI issues 50,183,837 shares of RMNI common stock to the former equityholders of Rimini Street pursuant to the merger agreement and that, at consummation of the business combination, there will be outstanding RMNI options and warrants held by former holders of Rimini Street options and warrants, pursuant to which up to 15,637,834 shares of RMNI common stock will be issuable in accordance with the terms of such RMNI options and warrants, (ii) that the Sponsor does not subscribe for any common shares pursuant to its equity commitment at or prior to the consummation of the business combination and (iii) that no public shareholders exercise their redemption rights).

We have entered into a warrant consent and conversion agreement, dated May 16, 2017, with Rimini Street and CB Agent Services LLC (the “Origination Agent”). Pursuant to the warrant consent and conversion agreement, the Origination Agent warrant (as defined below) will be converted into a warrant relating to shares of RMNI. The warrants relating to such warrant consent and conversion agreement are expected to result in warrants relating to 3,537,412 shares of RMNI common stock being issued, representing approximately 20.5% of the total outstanding common stock of RMNI immediately following consummation of the business combination (assuming (i) that RMNI issues 50,183,837 shares of RMNI common stock to the former equityholders of Rimini Street pursuant to the merger agreement and that, at consummation of the business combination, there will be outstanding RMNI options and warrants held by former holders of Rimini Street options and warrants, pursuant to which up to 15,637,834 shares of RMNI common stock will be issuable in accordance with the terms of such RMNI options and warrants, (ii) that the Sponsor does not subscribe for any common shares pursuant to its equity commitment at or prior to the consummation of the business combination and (iii) that no public shareholders exercise their redemption rights). See the section entitled “—Warrant Consent and Conversion Agreement” for a further discussion of this. All other warrants to purchase shares of Rimini Street’s capital stock, which have an exercise price less than the value of merger consideration per fully diluted share, will be converted into shares of the applicable class of Rimini Street capital stock immediately prior to the first merger, in each case pursuant to a conversion agreement to be agreed with the holders of such warrants and the parties to the merger agreement.

The consummation of the mergers is subject to, among other things, a closing condition requiring a minimum of $50,000,000 of available cash, which is expected to be funded from cash available in the GPIA trust account (after satisfying any shareholder redemptions, but including certain deferred underwriting commissions and other fees) and, as needed, backstop equity financing from GPIC, Ltd. (which we refer to as the Sponsor) of up to $35,000,000 as described below, and other potential third party equity financing (collectively, “GPIA available cash”). Assuming such closing condition is satisfied (and the satisfaction or waiver of the other closing conditions described below), GPIA intends to use the GPIA available cash to fund unpaid transaction expenses incurred in connection with the mergers and the other transactions contemplated by the merger agreement, to pay down certain of Rimini Street’s indebtedness and to deposit any remaining GPIA available cash for the benefit of the combined company’s balance sheet.

The amendment, modification or waiver of the merger agreement in any manner that could reasonably be expected to be materially adverse to Rimini Street or the agents and lenders under the Credit Facility requires the prior written consent of the Origination Agent. There can be no assurance that GPIA, Let’s Go and Rimini Street would waive any such provision of the merger agreement, or that the agents and lenders under the Credit Facility would provide any required consents to such amendments, modifications or waivers.

Merger Agreement Amendment

On June 30, 2017, GPIA, Let’s Go, Rimini Street and the Holder Representative entered into amendment no. 1 to the merger agreement. Pursuant to the merger agreement amendment, the parties agreed to, among other things: (1) amend the provision of the merger agreement relating to cash payments to be made to former employees and former service providers of Rimini Street who hold outstanding options that have not been exercised by the first effective time, (2) update the capitalization of GPIA referred to in the merger agreement to reflect the number of public shares redeemed by GPIA on May 25, 2017, (3) provide that the mutual closing condition requiring a minimum of $50,000,000 of GPIA available cash includes (rather than excludes) the amount of $6,037,500 that will be paid in respect of deferred underwriting commissions, and (4) delete the provision of the merger agreement requiring GPIA to adopt an employee stock purchase plan.

Equity Commitment

We have entered into an equity commitment letter, dated May 16, 2017, with the Sponsor (the “equity commitment letter”). Pursuant to the equity commitment letter, the Sponsor will (in certain circumstances) provide backstop equity financing by means of purchasing newly issued GPIA ordinary shares based on a per share issue price of $10.00 per share in an aggregate amount of up to $35,000,000 (the “equity commitment”).

If, upon the effectiveness of the first merger, the sum of (i) the cash available in the trust account (after the deduction of the cash used for redemptions of our ordinary shares in connection with the business combination, and including an aggregate of $6,037,500 of deferred underwriting commissions and other fees held in the trust account) and (ii) the cash available to GPIA from the consummation of certain issuances of GPIA ordinary shares (the “non-Sponsor available cash”) is greater than or equal to $50,000,000, then the Sponsor’s equity commitment is zero.

If, upon the effectiveness of the first merger, the non-Sponsor available cash is less than $50,000,000, then the Sponsor’s equity commitment is the lesser of (i) $50,000,000 minus the non-Sponsor available cash and (ii) $35,000,000, which is the maximum commitment of the Sponsor under the equity commitment letter (such amount as calculated pursuant to the foregoing clauses (i) and (ii) being referred to in this joint proxy statement/prospectus as the “commitment”). In addition, pursuant to the equity commitment letter, the Sponsor may, in its sole discretion and in connection with the consummation of the business combination, elect to purchase (on or prior to the domestication) GPIA common shares at a price of $10.00 per share in excess of such commitment, but in all cases up to a maximum of $35,000,000 when aggregated with such commitment.

Therefore, the maximum number of GPIA ordinary shares that the Sponsor can be required to acquire pursuant to the equity commitment letter is 3,500,000 GPIA ordinary shares at a cash purchase price of $10.00 per share. Any GPIA ordinary shares to be acquired by the Sponsor pursuant to the equity commitment letter shall be acquired by the Sponsor upon or prior to the domestication of GPIA as a Delaware corporation.

For more information on the Sponsor’s equity commitment, see “GPIA Business Combination Proposal—Related Agreements—Equity Commitment Letter”.

Warrant Consent and Conversion Agreement

Rimini Street and the Origination Agent are party to a warrant purchase agreement (the “Origination Agent warrant agreement”), dated as of June 24, 2016, pursuant to which Rimini Street issued to the Origination Agent certain warrants (collectively the “Origination Agent warrants”) to purchase an aggregate of 14,110,259 shares of Rimini Street common stock at an exercise price per share of $1.35, upon the terms and subject to the conditions set forth in the Origination Agent warrant agreement.

In connection with the mergers, GPIA and Rimini Street have agreed to increase the aggregate number of shares of Rimini Street common stock issuable under the Origination Agent warrant agreement to include an additional 260,000 shares of Rimini Street common stock at an exercise price per share of $1.35 in full satisfaction of a provision of the Origination Agent warrant agreement. Such provision had required Rimini Street, under certain circumstances, to issue to holders of the Origination Agent warrants additional warrants to purchase a number of shares necessary to ensure that such holders hold 5% of Rimini Street’s fully-diluted share capital.

We have entered into a warrant consent and conversion agreement, dated May 16, 2017, by and among GPIA, Rimini Street and the Origination Agent. Pursuant to the warrant consent and conversion agreement, among other things, the Origination Agent agrees immediately prior to, and contingent upon the occurrence of, the first effective time, to: (i) terminate the Origination Agent warrant agreement, (ii) surrender to Rimini Street any and all of its Origination Agent warrants and (iii) receive warrants relating to shares of RMNI. At the consummation of the business combination, GPIA has agreed to issue to the holders of the Origination Agent warrants and each such holder has agreed to convert their relevant allocated portion of Origination Agent warrants into warrants to purchase shares of RMNI. After such conversion, the Origination Agent warrants will be cancelled and cease to represent a right to acquire shares of Rimini Street common stock. The total number of Origination Agent warrants that will be converted and cancelled is expected to result in warrants relating to 3,537,412 shares of RMNI common stock being issued.

Proposals to be Put to the Shareholders of GPIA at the Extraordinary General Meeting

The following is a summary of the proposals to be put to the extraordinary general meeting of the shareholders of GPIA.

GPIA Business Combination Proposal

The merger agreement provides for a business transaction combination pursuant to which, among other things and in accordance with the terms and subject to the conditions of the merger agreement, and following the domestication of GPIA to Delaware, Let’s Go will merge with and into Rimini Street, with Rimini Street as the surviving corporation (which we refer to as the first merger). The surviving corporation from the first merger will then merge with and into GPIA, with GPIA as the surviving corporation (which we refer to as the second merger). Prior to and as a condition of the mergers, GPIA will change its jurisdiction of incorporation by effecting a deregistration under Article 206 of the Cayman Islands Companies Law and a domestication under Section 388 of the DGCL, pursuant to which GPIA’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware. The mergers will follow the domestication.

The aggregate merger consideration is $775 million, subject to certain adjustments identified in the merger agreement, and is payable entirely in newly issued common stock of RMNI based on a per share issue price of $10.00 per share.

After consideration of the factors identified and discussed in the section entitled “GPIA Business Combination Proposal—GPIA’s Board of Directors’ and the Special Transaction Committee’s Reasons for the Business Combination”, GPIA’s board of directors concluded that the business combination met all of the requirements disclosed in the prospectus for its initial public offering, including that the business of Rimini Street had a fair market value of at least 80% of the balance of the funds in the trust account at the time of execution of the merger agreement.

If any proposal is not approved by GPIA’s shareholders at the extraordinary general meeting, the GPIA board of directors may submit the adjournment proposal for a vote.

For additional information, see “GPIA Business Combination Proposal” section of this joint proxy statement/prospectus.

GPIA Domestication Proposal

As discussed in this joint proxy statement/prospectus, if the business combination proposal is approved, then GPIA is asking its shareholders to approve the domestication proposal. Under the merger agreement, the approval of the domestication proposal is also a condition to the consummation of the business combination. If, however, the domestication proposal is approved, but the business combination proposal is not approved, then neither the domestication nor the business combination will be consummated.

As a condition to closing the business combination pursuant to the terms of the merger agreement, the board of directors of GPIA has unanimously approved a change of GPIA’s jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “domestication”). To effect the domestication, GPIA will file a notice of deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and file a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which GPIA will be domesticated and continue as a Delaware corporation. On the effective date of the domestication, each currently issued and outstanding ordinary share, par value $0.0001 per share, of GPIA will convert automatically by operation of law, on a one-for-one basis, into shares of common stock, par value $0.0001 per share, of GP Investments Acquisition Corp. (after its domestication as a corporation incorporated in the State of Delaware), which will be renamed “Rimini Street, Inc.” immediately after consummation of the second merger. Similarly, outstanding warrants of GPIA will become warrants to acquire the corresponding shares of RMNI common stock and no other changes will be made to the terms of any outstanding warrants as a result of the domestication.

The domestication proposal, if approved, will approve a change of GPIA’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware. Accordingly, while GPIA is currently governed by the Cayman Islands Companies Law, upon domestication, RMNI will be governed by the DGCL. Accordingly, we encourage shareholders to carefully consult the information set out below under “Comparison of Corporate Governance and Shareholder Rights”. Additionally, we note that if the domestication proposal is approved, then GPIA will also ask its shareholders to approve the organizational documents proposals (discussed below) and we encourage shareholders to carefully consult the section entitled “GPIA Organizational Documents Proposals” (including the chart of material differences included therein) and the Proposed Organizational Documents of RMNI, attached hereto as Annexes C and D.

For additional information, see “GPIA Domestication Proposal” section of this joint proxy statement/prospectus.

GPIA Organizational Documents Proposals

If the domestication proposal is approved and the business combination is to be consummated, GPIA will replace the current amended and restated memorandum of association of GPIA under the Cayman Islands Companies Law (the “Existing Memorandum”) and the current articles of association of GPIA (the “Existing Articles” and, together with the Existing Memorandum, the “Existing Organizational Documents”), in each case, under the Cayman Islands Companies Law, with a new certificate of incorporation (the “Proposed Charter”) and bylaws (the “Proposed Bylaws” and, together with the Proposed Charter, the “Proposed Organizational Documents”) of RMNI, in each case, under the Delaware General Corporation Law.

The Proposed Organizational Documents differ in certain material respects from the Existing Organizational Documents and we encourage shareholders to carefully consult the information set out in the Section “GPIA Organizational Documents Proposals” (including the chart of material differences included therein) and the full text of the Proposed Organizational Documents of RMNI, attached hereto as Annexes C and D.

GPIA’s shareholders are asked to consider and vote upon and to approve by special resolution seven separate proposals (collectively, the “organizational documents proposals”) in connection with the replacement of the Existing Organizational Documents with the Proposed Organizational Documents. The organizational documents proposals are conditioned on the approval of the domestication proposal, and, therefore, also conditioned on approval of the business combination proposal. Therefore, if the business combination proposal and the domestication proposal are not approved, the organizational documents proposals will have no effect, even if approved by holders of GPIA ordinary shares. A brief summary of each of the organizational documents proposals is set forth below. These summaries are qualified in their entirety by reference to the complete text of the Proposed Organizational Documents of RMNI.

GPIA Organizational Documents Proposal A—Approval of Authorization of Additional Shares of Common Stock and Preferred Stock of RMNI

Assuming the business combination proposal and the domestication proposal are approved, our shareholders are also being asked to approve organizational documents proposal A, which is, in the judgment of our board of directors, necessary to adequately address the needs of RMNI after the business combination. Under the merger agreement, the approval of each of the organizational documents proposals is a condition to the consummation of the business combination, and therefore, approval of this organizational documents proposal A is a condition to the consummation of the business combination.

As of the date of this joint proxy statement/prospectus, GPIA had 20,009,776 ordinary shares issued and outstanding, consisting of 15,697,276 shares sold as part of the units issued in our initial public offering (being 17,250,000 public shares issued in our initial public offering as reduced by the redemption of 1,552,724 public shares on May 25, 2017 in connection with the Extension) and 4,312,500 founder shares that were issued to the Sponsor prior to our initial public offering. All of the outstanding ordinary shares of GPIA will be converted by operation of law into shares of common stock of RMNI in the domestication.

In connection with the business combination, based on an illustrative Closing Date of May 31, 2017 (being the most recent date for which Rimini Street month end balance sheet data is available prior to the date of this joint proxy statement/prospectus), based on assumptions described elsewhere in this joint proxy statement/prospectus, upon consummation of the first merger the stockholders of Rimini Street immediately prior to consummation of the first merger will receive 50,183,837 shares of RMNI common stock. In addition, in certain circumstances described elsewhere in this joint proxy statement/prospectus, the Sponsor may subscribe for up to 3,500,000 GPIA ordinary shares pursuant to its equity commitment at or prior to the consummation of the business combination.

In order to ensure that RMNI has sufficient authorized capital for future issuances, our board of directors has approved, subject to stockholder approval, that the Proposed Organizational Documents of RMNI (i) increase the number of shares of our common stock from 400,000,000 ordinary shares (as currently authorized in GPIA’s Existing Organizational Documents), to 1,000,000,000 shares of RMNI common stock (an increase of 600,000,000 shares of common stock), and (ii) increase the number of shares of our preferred stock from 20,000,000 (as currently authorized in GPIA’s Existing Organizational Documents), to 100,000,000 shares of RMNI preferred stock (an increase of 80,000,000 shares of preferred stock).

For additional information, see “GPIA Organizational Documents Proposal A—Approval of Authorization of Additional Shares of Common Stock and Preferred Stock of RMNI, as Set Forth in the Proposed Organizational Documents” section of this joint proxy statement/prospectus.

Organizational Documents Proposal B—Approval of Issuance of Preferred Stock of RMNI at the Board of Directors’ Sole Discretion

Assuming the business combination proposal and the domestication proposal are approved, our shareholders are also being asked to approve organizational documents proposal B, which is, in the judgment of our board of directors, necessary to adequately address the needs of RMNI after the business combination. Under the merger agreement, the approval of each of the organizational documents proposals is a condition to the consummation of the business combination, and therefore approval of this organizational documents proposal B is a condition to the consummation of the business combination.

GPIA currently has 20,000,000 shares of preferred stock that, assuming approval of the domestication proposal and RMNI’s incorporation in the State of Delaware, will become 20,000,000 shares of preferred stock of RMNI. In addition, if organizational documents proposal A is approved, the number of authorized shares of preferred stock of RMNI will be increased by 80,000,000 to 100,000,000 shares of preferred stock of RMNI. Approval of this organizational documents proposal B will allow for issuance of any or all of these shares of preferred stock from time to time at the discretion of the board of directors, as may be permitted by the DGCL, and without further stockholder action. The shares of preferred stock would be issuable for any proper corporate purpose, including, among other things, future acquisitions, capital raising transactions consisting of equity or convertible debt, stock dividends or issuances under current and any future stock incentive plans, pursuant to which we may provide equity incentives to employees, officers and directors, and in certain instances may be used as an anti-takeover defense.

For additional information, see “GPIA Organizational Documents Proposal B—Approval of Proposal Regarding Issuance of Preferred Stock of RMNI at the Board of Directors’ Sole Discretion, as Set Forth in the Proposed Organizational Documents” section of this joint proxy statement/prospectus.

Organizational Documents Proposal C—Standard Required for Director Removal

Assuming the business combination proposal and the domestication proposal are approved, our shareholders are also being asked to approve organizational documents proposal C, which is, in the judgment of our board of directors, necessary to adequately address the needs of RMNI after the business combination. Under the merger agreement, the approval of each of the organizational documents proposals is a condition to the consummation of the business combination and therefore approval of this organizational documents proposal C is a condition to the consummation of the business combination.

The Proposed Organizational Documents stipulate that any director or the entire board of directors may be removed from office at any time, but only for cause. Additionally, a decrease in the size of the board of directors will not have the effect of removing any incumbent director before his or her term expires.

For additional information, see “GPIA Organizational Documents Proposal C—Approval of Standard Required For Director Removal, as Set Forth in the Proposed Organizational Documents” section of this joint proxy statement/prospectus.

Organizational Documents Proposal D—Approval of Proposal Relating to the Ability of Stockholders to Call a Special Meeting

Assuming the business combination proposal and the domestication proposal are approved, our shareholders are also being asked to approve organizational documents proposal D, which is, in the judgment of our board of directors, necessary to adequately address the needs of RMNI after the business combination. Under the merger agreement, the approval of each of the organizational documents proposals is a condition to the consummation of the business combination and therefore, approval of this organizational documents proposal D is a condition to the consummation of the business combination.

The Proposed Organizational Documents stipulate that, unless required by law, special meetings of stockholders may only be called by (i) the RMNI board of directors, (ii) the chairperson of the board of directors, (iii) the chief executive officer of RMNI or (iv) the president of RMNI (in the absence of the chief executive officer). Under the Proposed Organizational Documents, RMNI’s stockholders have no power to call a special meeting.

For additional information, see “GPIA Organizational Documents Proposal D—Approval of Proposal Regarding the Ability of Stockholders To Call A Special Meeting, as Set Forth in the Proposed Organizational Documents” section of this joint proxy statement/prospectus.

Organizational Documents Proposal E—Approval of Proposal Relating to the Ability of Stockholders to Act By Written Consent

Assuming the business combination proposal and the domestication proposal are approved, our shareholders are also being asked to approve organizational documents proposal E, which is, in the judgment of our board of directors, necessary to adequately address the needs of RMNI after the business combination. Under the merger agreement, the approval of each of the organizational documents proposals is a condition to the consummation of the business combination and therefore, approval of this organizational documents proposal E is a condition to the consummation of the business combination.

The Proposed Organizational Documents stipulate that any action required or permitted to be taken by the stockholders of RMNI must be effected at a duly called annual or special meeting of stockholders of RMNI, and may not be effected by any consent in writing by such stockholders.

For additional information, see “GPIA Organizational Documents Proposal E—Approval of Proposal Regarding the Ability of Stockholders To Act By Written Consent, as Set Forth in the Proposed Organizational Documents” section of this joint proxy statement/prospectus.

Organizational Documents Proposal F—Approval of Threshold for Stockholder Vote to Amend to the Certificate of Incorporation and Bylaws of RMNI

Assuming the business combination proposal and the domestication proposal are approved, our shareholders are also being asked to approve organizational documents proposal F, which is, in the judgment of our board of directors, necessary to adequately address the needs of RMNI after the business combination. Under the merger agreement, the approval of each of the organizational documents proposals is a condition to the consummation of the business combination and therefore approval of this organizational documents proposal F is a condition to the consummation of the business combination.

The Proposed Organizational Documents stipulate that RMNI reserves the right to amend, alter, change or repeal any provision of its certificate of incorporation. Stockholders of RMNI can amend, alter, change or repeal any provision of RMNI’s certificate of incorporation (other than the articles thereof relating to RMNI’s name, address and registered office, purpose and matters related to RMNI’s common and preferred stock), by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of RMNI’s then outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class.

The Proposed Organizational Documents also stipulate that RMNI’s bylaws may be amended, altered or repealed by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of RMNI’s then outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class. This provision is in addition to the ability of RMNI’s board of directors to take such action by the affirmative vote of at least a majority of the entire board of directors.

For additional information, see “GPIA Organizational Documents Proposal F—Approval of Threshold for Stockholder Vote to Amend (1) Certain Provisions of the Certificate of incorporation and (2) the Bylaws of RMNI, as Set Forth in the Proposed Organizational Documents” section of this joint proxy statement/prospectus.

Organizational Documents Proposal G—Approval of Other Changes in Connection with Adoption of the Proposed Organizational Documents

Assuming the business combination proposal and the domestication proposal are approved, our shareholders are also being asked to approve organizational documents proposal G, which is, in the judgment of our board of directors, necessary to adequately address the needs of RMNI after the business combination. Under the merger agreement, the approval of each of the organizational documents proposals is a condition to the consummation of the business combination and therefore, approval of this organizational documents proposal G is a condition to the consummation of the business combination.

Organizational documents proposal G is a proposal to authorize all other changes in connection with the replacement of our memorandum and articles of association with a new certificate of incorporation and bylaws of RMNI as part of the domestication, including (i) changing the post-business combination corporate name from “GP Investments Acquisition Corp.” to “Rimini Street, Inc.” (with such change expected to be made immediately following the consummation of the second merger) and making RMNI’s corporate existence perpetual, (ii) adopting Delaware as the exclusive forum for certain stockholder litigation, and (iii) removing certain provisions related to our status as a blank check company that will no longer apply upon consummation of the business combination, all of which GPIA’s board of directors believe is necessary to adequately address the needs of RMNI after the business combination.

For additional information, see “GPIA Organizational Documents Proposal G—Approval of Other Changes in Connection With Adoption of the Proposed Organizational Documents” section of this joint proxy statement/prospectus.

GPIA Stock Issuance Proposal

Assuming the business combination proposal, the domestication proposal and each of the organizational documents proposals are approved, our shareholders are also being asked to approve, by ordinary resolution, the stock issuance proposal.

Our common shares are listed on NASDAQ and, as such, we are seeking shareholder approval of the issuance of RMNI common stock to (1) the existing stockholders of Rimini Street in connection with the business combination and (2) the Sponsor pursuant to its equity commitment in connection with the business combination, to the extent such issuance would require a shareholder vote under NASDAQ Listing Rule 5635, in each case, in order to comply with NASDAQ Listing Rule 5635.

For additional information, see “GPIA Stock Issuance Proposal” section of this joint proxy statement/prospectus.

GPIA Adjournment Proposal

If, based on the tabulated vote, there are not sufficient votes at the time of the extraordinary general meeting to authorize GPIA to consummate the business combination (because any of the condition precedent proposals have not been approved (including as a result of the failure of any other cross-conditioned condition precedent proposals to be approved)), GPIA’s board of directors may submit a proposal to adjourn the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation of proxies.

For additional information, see “GPIA Adjournment Proposal” section of this joint proxy statement/prospectus.

GPIA Initial Shareholders

As of the date of this joint proxy statement/prospectus, the Sponsor, GPIC, Ltd., an affiliate of GP Investments, Ltd., owns 4,252,500 ordinary shares, and our independent directors own an aggregate of 60,000 ordinary shares. We refer to the Sponsor and our independent directors that own any of our ordinary shares as our “initial shareholders”, and the 4,312,500 ordinary shares that they own in aggregate are referred to as the “founder shares”. In addition, the

Sponsor owns 6,062,500 warrants (the “private placement warrants”) that were issued in a private placement that closed simultaneously with our initial public offering. In addition, an affiliate of the Sponsor owns 52,100 warrants that were acquired by such affiliate in the secondary market following our initial public offering.

Assuming consummation of the business combination as of May 31, 2017 (being the most recent date for which Rimini Street month end balance sheet data is available prior to the date of this joint proxy statement/prospectus), immediately following the consummation of the business combination (without taking into account any GPIA ordinary shares held by Rimini Street stockholders prior to the consummation of the business combination, and assuming (i) that the Sponsor does not subscribe for any common shares pursuant to its equity commitment at or prior to the consummation of the business combination, (ii) that RMNI issues 50,183,837 shares of RMNI common stock to the former equityholders of Rimini Street pursuant to the merger agreement and that, at consummation of the business combination, there will be outstanding RMNI options and warrants held by former holders of Rimini Street options and warrants, pursuant to which up to 15,637,834 shares of RMNI common stock will be issuable in accordance with the terms of such RMNI options and warrants and (iii) that no public shareholders exercise their redemption rights), the former equityholders of Rimini Street are expected to own approximately 71.5% of RMNI’s common stock (or 65.5% of RMNI’s common stock on a fully-diluted basis) and GPIA’s current shareholders are expected to own approximately 28.5% of RMNI’s common stock (or 34.5% of RMNI’s common stock on a fully-diluted basis), which comprises (i) 6.2% of RMNI’s common stock (or 10.4% of RMNI’s common stock on a fully-diluted basis) expected to be owned by GPIA’s initial shareholders and (ii) 22.4% of RMNI’s common stock (or 24.2% of RMNI’s common stock on a fully-diluted basis) expected to be owned by GPIA’s public shareholders.

Assuming consummation of the business combination as of May 31, 2017 (being the most recent date for which Rimini Street month end balance sheet data is available prior to the date of this joint proxy statement/prospectus), immediately following the consummation of the business combination (without taking into account any GPIA ordinary shares held by Rimini Street stockholders prior to the consummation of the business combination, and assuming (i) that RMNI issues 50,183,837 shares of RMNI common stock to the former equityholders of Rimini Street pursuant to the merger agreement and that, at consummation of the business combination, there will be outstanding RMNI options and warrants held by former holders of Rimini Street options and warrants, pursuant to which up to 15,637,834 shares of RMNI common stock will be issuable in accordance with the terms of such RMNI options and warrants, (ii) that the Sponsor subscribes for 3,500,000 GPIA ordinary shares pursuant to its equity commitment at or prior to the consummation of the business combination and (iii) that holders of 14,205,056 GPIA ordinary shares (or 90.5% of the outstanding public shares) (being our estimate of the maximum number of GPIA public shares that could be redeemed in order for GPIA to have $50,000,000 of available cash upon consummation of the first merger, after taking into account the Sponsor’s maximum equity commitment of $35,000,000) elect to redeem their ordinary shares in connection with the business combination), the former equityholders of Rimini Street are expected to own approximately 84.4% of RMNI’s common stock (or 73.3% of RMNI’s common stock on a fully-diluted basis) and GPIA’s current shareholders are expected to own approximately 15.6% of RMNI’s common stock (or 26.7% of RMNI’s common stock on a fully-diluted basis), which comprises (i) 13.1% of RMNI’s common stock (or 15.5% of RMNI’s common stock on a fully-diluted basis) expected to be owned by GPIA’s initial shareholders and (ii) 2.5% of RMNI’s common stock (or 11.3% of RMNI’s common stock on a fully-diluted basis) expected to be owned by GPIA’s public shareholders.

In connection with our initial public offering, our initial shareholders entered into letter agreements to vote their founder shares, as well as any public shares purchased during or after our initial public offering, in favor of the business combination proposal. In addition, on May 16, 2017, in connection with the transactions contemplated by the merger agreement, GPIAC, LLC entered into a transaction support and voting agreement with GPIA and Rimini Street, pursuant to which, among other things, GPIAC, LLC agreed to vote its GPIA ordinary shares in favor of the transactions at the extraordinary general meeting. As of the date of this joint proxy statement/prospectus, the aggregate number of shares covered by the transaction support and voting agreement entered into by GPIAC, LLC represents 21.3% of the outstanding GPIA ordinary shares. In addition, our independent directors have indicated that they intend to vote their shares in favor of all other proposals being presented at the extraordinary general meeting. As of the date of this joint proxy statement/prospectus, our independent directors own 0.3% of the outstanding GPIA ordinary shares.

In connection with our initial public offering, the founder shares were placed into an escrow account maintained in New York, New York by Continental Stock Transfer & Trust Company, acting as escrow agent. Subject to certain limited exceptions, these founder shares will not be transferred, assigned or sold until released from escrow on the date that is one year after the date of the consummation of our initial business combination or earlier if, subsequent to our business combination, (i) the last sale price of our ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination or (ii) we consummate a subsequent liquidation, merger, share exchange or other similar transaction which results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property. We refer to such transfer restrictions throughout this joint proxy statement/prospectus as the “lock-up”.

Organizational Structure

The following diagram illustrates the ownership structure of RMNI immediately following consummation of the business combination. This diagram does not take into account any GPIA ordinary shares held by Rimini Street stockholders prior to the consummation of the business combination, is based on an illustrative Closing Date of May 31, 2017 (being the most recent date for which Rimini Street month end balance sheet data is available prior to the date of this joint proxy statement/prospectus) and assumes (i) the Sponsor does not subscribe for any common shares pursuant to its equity commitment at or prior to the consummation of the business combination, (ii) that RMNI issues 50,183,837 shares of RMNI common stock to the former equityholders of Rimini Street pursuant to the merger agreement and (iii) that no public shareholders exercise their redemption rights. If these assumptions are not correct, then the shareholdings set forth in the diagram below would change.

Date, Time and Place of Extraordinary General Meeting of GPIA’s Shareholders

The extraordinary general meeting of the shareholders of GPIA will be held at [•] [a.m.][p.m.], Eastern Time, on [•], 2017, at the offices of Skadden, Arps, Slate, Meagher & Flom LLP at 4 Times Square, New York, New York 10036, to consider and vote upon the proposals to be put to the extraordinary general meeting, including if necessary, the adjournment proposal, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the extraordinary general meeting, each of the condition precedent proposals have not been approved.

Voting Power; Record Date

GPIA shareholders will be entitled to vote or direct votes to be cast at the extraordinary general meeting if they owned GPIA ordinary shares at the close of business on [•], 2017, which is the record date for the extraordinary general meeting. Shareholders will have one vote for each GPIA ordinary share owned at the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. Our warrants do not have voting rights. On the record date, there were 20,009,776 GPIA ordinary shares outstanding, of which 15,697,276 were public shares with the rest being held by the GPIA initial shareholders.

Quorum and Vote of GPIA Shareholders

A quorum of GPIA shareholders is necessary to hold a valid meeting. A quorum will be present at the GPIA general meeting if a majority of the outstanding shares entitled to vote at the extraordinary general meeting are represented in person or by proxy. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

As of the record date for the extraordinary general meeting, 10,004,889 GPIA ordinary shares would be required to achieve a quorum.

In connection with our initial public offering, our initial shareholders (consisting of the Sponsor and our independent directors at the time of our initial public offering) entered into letter agreements to vote their founder shares, as well as any public shares purchased during or after our initial public offering, in favor of the business combination proposal. In addition, on May 16, 2017, in connection with the transactions contemplated by the merger agreement, GPIAC, LLC entered into a transaction support and voting agreement with GPIA and Rimini Street, pursuant to which, among other things, GPIAC, LLC agreed to vote its GPIA ordinary shares in favor of the transactions at the extraordinary general meeting. As of the date of this joint proxy statement/prospectus, the aggregate number of shares covered by the transaction support and voting agreement entered into by GPIAC, LLC represents 21.3% of the outstanding GPIA ordinary shares. In addition, our independent directors have indicated that they intend to vote their shares in favor of all other proposals being presented at the extraordinary general meeting. As of the date of this joint proxy statement/prospectus, our independent directors own 0.3% of the outstanding GPIA ordinary shares.

The proposals presented at the extraordinary general meeting require the following votes:

•	Business combination proposal: The approval of the business combination proposal requires the affirmative vote for the proposal by the holders of a majority of the then outstanding ordinary shares who, being present and entitled to vote at the extraordinary general meeting to approve the business combination proposal, vote at the extraordinary general meeting.
•	Domestication proposal: The approval of the domestication proposal by special resolution requires a special resolution under Cayman Islands Companies Law, being the affirmative vote for the proposal by the holders of not less than two-thirds of the then outstanding ordinary shares who, being present and entitled to vote at the extraordinary general meeting to approve the domestication proposal, vote at the extraordinary general meeting.
•	Organizational documents proposals: The separate approval of each of the organizational documents proposals by special resolution requires a special resolution under the Cayman Islands Companies Law, being the affirmative vote for each of the organizational documents proposals by the holders of not less than two-thirds of the then outstanding ordinary shares who, being present and entitled to vote at the extraordinary general meeting to approve each such organizational documents proposal, vote at the extraordinary general meeting.
•	Stock issuance proposal: The approval of the stock issuance proposal requires the affirmative vote for the proposal by the holders of a majority of the then outstanding ordinary shares who, being present and entitled to vote at the extraordinary general meeting to approve the stock issuance proposal, vote at the extraordinary general meeting.
•	Adjournment proposal: The approval of the adjournment proposal requires the affirmative vote for the proposal by the holders of a majority of the then outstanding ordinary shares who, being present and entitled to vote at the extraordinary general meeting to approve the adjournment proposal, vote at the extraordinary general meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

Redemption Rights

Pursuant to our memorandum and articles of association, a public shareholder may request of GPIA that RMNI redeem all or a portion of the RMNI public shares that such public shareholder will hold following the domestication for cash if the business combination is consummated. GP Investments Acquisition Corp. (after its domestication as a corporation incorporated in the State of Delaware) will be the continuing entity following the domestication, which is the entity that survives the mergers (and which will be renamed “Rimini Street, Inc.” immediately after consummation of the second merger). As a change of entity name does not involve a change in the legal form of the entity, in this joint proxy statement/prospectus, “RMNI” refers to GP Investments Acquisition Corp., a corporation incorporated in the State of Delaware, including subsequent to its change of name to Rimini Street, Inc. Public shareholders will be entitled to receive cash for RMNI public shares only as provided below:

(i)	if the public shareholder holds ordinary shares through units, the shareholder must elect to separate its units into the underlying public shares and public warrants prior to exercising its redemption rights with respect to the public shares;
(ii)	the public shareholder must submit a written request to Continental Stock Transfer & Trust Company, GPIA’s transfer agent, that RMNI redeem all or a portion of their RMNI public shares for cash prior to the extraordinary general meeting; and
(iii)	the public shareholder must deliver its ordinary shares to Continental Stock Transfer & Trust Company, GPIA’s transfer agent, physically or electronically through DTC.

Holders of GPIA public shares should complete the procedures for electing to redeem their GPIA public shares in the manner described above prior to 5:00 p.m. Eastern Time on [•], 2017 (two business days before the extraordinary general meeting).

As noted above, holders of units must elect to separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. Holders may instruct their broker to do so, or if a holder holds units registered in its own name, the holder must contact Continental Stock Transfer & Trust Company, GPIA’s transfer agent, directly and instruct them to do so. Public stockholders may elect to redeem RMNI public shares regardless of if or how they vote in respect of the business combination proposal. If the business combination is not consummated, the public shares will not be redeemed for cash. If a public shareholder properly exercises its right to redeem all or a portion of the RMNI public shares that it will hold upon the domestication and timely delivers its public shares to Continental Stock Transfer & Trust Company, GPIA’s transfer agent, RMNI will redeem such RMNI public shares into a pro rata portion of the trust account, calculated as of two business days prior to the consummation of the business combination. For illustrative purposes, as of May 25, 2017 (after giving effect to the redemptions of public shares redeemed in connection with the Extension), this would have amounted to approximately $10.05 per public share. If a public shareholder exercises its redemption rights, then it will be electing to exchange its GPIA ordinary shares (that become RMNI shares upon the domestication) for cash and will no longer own RMNI public shares. The redemption takes place following the domestication and accordingly it is RMNI public shares that are redeemed immediately after consummation of the second merger. See “Extraordinary General Meeting of Shareholders of GPIA—Redemption Rights” for a detailed description of the procedures to be followed if you wish to redeem your RMNI public shares for cash.

Notwithstanding the foregoing, a holder of public shares, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its RMNI public shares with respect to more than an aggregate of 20% of the RMNI public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 20% of the public shares, then any such shares in excess of that 20% limit would not be redeemed for cash.

Under the merger agreement, the consummation of the first merger is conditioned upon, among other things, (i) there being a minimum of $50,000,000 of cash available to GPIA (including the cash in our trust account and any cash provided by the Sponsor pursuant to its equity commitment) and (ii) there being a minimum amount of immediately available cash in the trust account of not less than $5,000,001 after giving effect to the redemption of GPIA ordinary shares that holders of GPIA ordinary shares validly elected to redeem in connection with the business combination. Therefore, unless these conditions are waived by GPIA, Let’s Go and Rimini Street, the merger agreement could terminate and the proposed business combination may not be consummated. There can be no assurance that GPIA, Let’s Go and Rimini Street would waive such provisions of the merger agreement. Furthermore, as provided in our memorandum and articles of association, in no event will we redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001 (so that we are not subject to the SEC’s “penny stock” rules).

In order for public shareholders to exercise their redemption rights in respect of the proposed business combination, public shareholders must properly exercise their right to redeem the RMNI public shares that you will hold upon the domestication prior to the extraordinary general meeting and deliver their ordinary shares (either physically or electronically) to Continental Stock Transfer & Trust Company, GPIA’s transfer agent, prior to the extraordinary general meeting. Holders of GPIA public shares should complete the procedures for electing to redeem their GPIA public shares in the manner described above prior to 5:00 p.m. Eastern Time on [•], 2017 (two business days before the extraordinary general meeting).

Therefore, the election to exercise redemption rights occurs prior to the domestication and the redemption is with respect to the RMNI public shares that an electing public shareholder holds after the domestication. For the purposes of Article 48.3 of our memorandum and articles of association and the Cayman Islands Companies Law, the exercise of redemption rights shall be treated as an election to have such public shares repurchased for cash and references in this joint proxy statement/prospectus to “redemption” or “redeeming” shall be interpreted accordingly. Immediately following the domestication and the consummation of the business combination, RMNI shall satisfy the exercise of redemption rights by redeeming the RMNI public shares issued to the public shareholders that validly exercised their redemption rights.

Holders of our warrants will not have redemption rights with respect to the warrants.

Appraisal Rights

Neither GPIA shareholders nor GPIA warrant holders have appraisal rights in connection with the business combination or the domestication under the Cayman Islands Companies Law or under the DGCL.

Proxy Solicitation

Proxies may be solicited by mail, telephone or in person. GPIA has engaged Morrow Sodali LLC to assist in the solicitation of proxies.

If a shareholder grants a proxy, it may still vote its shares in person if it revokes its proxy before the extraordinary general meeting. A shareholder also may change its vote by submitting a later-dated proxy as described in the section entitled “Special Meeting of GPIA Shareholders—Revoking Your Proxy”.

Interests of GPIA’s Directors and Officers in the Business Combination

When you consider the recommendation of GPIA’s board of directors in favor of approval of the business combination proposal, you should keep in mind that GPIA’s initial shareholders, including its directors and executive officers, have interests in such proposal that are different from, or in addition to, those of GPIA shareholders and warrant holders generally. These interests include, among other things, the interests listed below:

•	If we do not consummate a business combination transaction by November 27, 2017, we would cease all operations except for the purpose of winding up, redeeming all of the outstanding public shares for cash and, subject to the approval of our remaining shareholders and our board of directors, dissolving and liquidating, subject in each case to our obligations under the Cayman Islands Companies Law to provide for claims of creditors and the requirements of other applicable law. In such event, the 4,312,500 founder shares owned by our initial shareholders would be worthless because following the redemption of the public shares, we would likely have few, if any, net assets and because our initial shareholders have agreed to waive their rights to liquidating distributions from the trust account with respect to the founder shares if we fail to complete a business combination within the required period. The Sponsor purchased the founder shares prior to our initial public offering for an aggregate purchase price of $25,000, or approximately $0.006 per share. Such founder shares had an aggregate market value of $43,081,875 based upon the closing price of $9.99 per share on the NASDAQ on June 29, 2017, the most recent closing price.
•	In addition, simultaneously with the closing of our initial public offering, GPIA consummated the sale of 6,062,500 private placement warrants at a price of $1.00 per warrant in a private placement to the Sponsor. In addition, an affiliate of the Sponsor owns 52,100 warrants that were acquired by such affiliate in the secondary market following our initial public offering. The warrants are each exercisable for one ordinary share at $11.50 per share. If we do not consummate a business combination transaction by November 27, 2017, then the aggregate proceeds of $6,062,500 from the sale of the private placement warrants will be part of the liquidating distribution to the public shareholders, and the warrants held by the Sponsor and its affiliate will be worthless. The warrants held by the Sponsor and its affiliate had an aggregate market value of $4,402,512 based upon the closing price of $0.72 per warrant on the NASDAQ on June 29, 2017, the most recent closing price.

•	Antonio Bonchristiano, our Chief Executive Officer and Chief Financial Officer, will be a director of RMNI after the consummation of the business combination. As such, in the future he will receive any cash fees, stock options, stock awards or other remuneration that the RMNI board of directors determines to pay to him.
•	In order to protect the amounts held in the trust account, the Sponsor has agreed that it will be liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amount of funds in the trust account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the trust account or to any claims under our indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act.
•	Following consummation of the business combination, the Sponsor would be entitled to the repayment of any working capital loan and advances that have been made to GPIA and remain outstanding. The Sponsor has previously made working capital loans to us and may, in the future, make further working capital loans to us. As of March 31 2017, the Sponsor has committed to provide loans to GPIA up to an aggregate of $3,400,000 in order to finance transaction costs in connection with a business combination. The loans are evidenced by a promissory note, are non-interest bearing, unsecured and will only be repaid upon the completion of a business combination. As of March 31, 2017, $2,682,893 was outstanding under the loans. Up to $1,000,000 of working capital loans may be convertible into warrants of RMNI at a price of $1.00 per warrant at the option of the Sponsor. Such warrants would be identical to the private placement warrants. The terms of such working capital loans have not been determined and no written agreements exist with respect to the working capital loans. If we do not complete an initial business combination within the required period, we may use a portion of our working capital held outside the trust account to repay the working capital loans, but no proceeds held in the trust account would be used to repay the working capital loans.
•	Following consummation of the business combination, the Sponsor, our officers and directors and their respective affiliates would be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by GPIA from time to time, made by the Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination. However, if we fail to consummate a business combination within the required period, the Sponsor and our officers and directors and their respective affiliates will not have any claim against the trust account for reimbursement. As of March 31 2017, the Sponsor has committed to provide loans to GPIA up to an aggregate of $3,400,000 in order to finance transaction costs in connection with a business combination. The loans are evidenced by a promissory note, are non-interest bearing, unsecured and will only be repaid upon the completion of a business combination. As of March 31, 2017, $2,682,893 was outstanding under the loans. Up to $1,000,000 of working capital loans may be convertible into warrants of the post business combination entity at a price of $1.00 per warrant at the option of the Sponsor.

At any time prior to the extraordinary general meeting, during a period when they are not then aware of any material nonpublic information regarding GPIA or its securities, the GPIA initial shareholders, Rimini Street and/or its affiliates may purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the business combination proposal, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of GPIA’s ordinary shares or vote their shares in favor of the business combination proposal. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements that (i) holders of a majority of the shares who, being present and entitled to vote at the extraordinary general meeting and who do vote, vote in favor of the business combination proposal, the stock issuance proposal and the adjournment proposal, (ii) holders of at least two-thirds of the share who, being present and entitled to vote at the extraordinary general meeting and who do vote, vote in favor of the domestication proposal and the organizational documents proposals, and (iii) the minimum available cash condition of $50,000,000 and the condition that the minimum trust account balance of $5,000,001 are satisfied. Any such share purchases and other transactions may thereby increase the likelihood of obtaining shareholder approval of the business combination. This may result in the completion of our business combination that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this joint proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by the GPIA initial shareholders for nominal value.

Entering into any such arrangements may have a depressive effect on GPIA’s ordinary shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the extraordinary general meeting. Moreover, any such purchases may make it more likely that the minimum available cash condition of $50,000,000 and the condition that the minimum trust account balance of $5,000,001 are satisfied.

If such transactions are effected, the consequence could be to cause the business combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposal to be presented at the extraordinary general meeting and would likely increase the chances that such proposals would be approved. As of the date of this joint proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder. GPIA will file a Current Report on Form 8-K to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the extraordinary general meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

The existence of financial and personal interests of one or more of GPIA’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is best for GPIA and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. See the sections entitled “Risk Factors” and “GPIA Business Combination Proposal—Interests of GPIA’s Directors and Officers in the Business Combination” for a further discussion of this and other risks.

Recommendation to Shareholders of GPIA

GPIA’s board of directors believes that the business combination proposal and the other proposals to be presented at the extraordinary general meeting are in the best interest of GPIA’s shareholders and unanimously recommends that its shareholders vote “FOR” the business combination proposal, “FOR” the domestication proposal, “FOR” each of the separate organizational documents proposals, “FOR” the stock issuance proposal and “FOR” the adjournment proposal, in each case, if presented to the extraordinary general meeting.

The existence of financial and personal interests of one or more of GPIA’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of GPIA and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. See the section entitled “GPIA Business Combination Proposal—Interests of GPIA’s Directors and Officers in the Business Combination” for a further discussion of this.

Proposals to be Put to the Stockholders of Rimini Street at the Special Meeting

The following is a summary of the proposals to be put to the special meeting of stockholders of Rimini Street.

Rimini Street Business Combination Proposal

The merger agreement provides for a business transaction combination pursuant to which, among other things and in accordance with the terms and subject to the conditions of the merger agreement, Let’s Go will merge with and into Rimini Street, with Rimini Street as the surviving corporation (which we refer to as the first merger). The surviving corporation from the first merger will then merge with and into GPIA, with GPIA as the surviving corporation (which we refer to as the second merger). Prior to and as a condition of the mergers, GPIA will change its jurisdiction of incorporation by effecting a deregistration under Article 206 of the Cayman Islands Companies Law and a domestication under Section 388 of the DGCL, pursuant to which GPIA’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware. The mergers will follow the domestication.

The aggregate merger consideration is $775 million, subject to certain adjustments identified in the merger agreement, and is payable entirely in newly issued common stock of RMNI based on a per share issue price of $10.00 per share.

After consideration of the factors identified and discussed in the section entitled “Rimini Street Business Combination Proposal—Rimini Street’s Board of Directors’ Reasons for the Business Combination”, Rimini Street’s board of directors concluded that the business combination, on the terms and conditions set forth in the merger agreement and other related documents, is advisable and fair to, and in the best interests of, Rimini Street’s stockholders.

For additional information, see the section entitled “Rimini Street Business Combination Proposal” in this joint proxy statement/prospectus.

Rimini Street Preferred Stock Conversion Proposal

Pursuant to the merger agreement, the holders of Rimini Street common stock will be entitled to the right to receive the applicable portion of merger consideration. As a result, in order to participate in the merger consideration provided to the holders of Rimini Street common stock, the holders of Rimini Street preferred stock are requesting the automatic conversion of all outstanding shares of Rimini Street preferred stock into shares of Rimini Street common stock.

For additional information, see the section entitled “Rimini Street Preferred Stock Conversion Proposal” in this joint proxy statement/prospectus.

Date, Time and Place of Special Meeting of Rimini Street’s Stockholders

The special meeting of the stockholders of Rimini Street will be held at [•] [a.m.][p.m.], Pacific Time, on [•], 2017, at [•], to consider and vote upon the proposals to be put to the special meeting.

Voting Power; Record Date of Special Meeting of Rimini Street’s Stockholders

Rimini Street stockholders will be entitled to vote or direct votes to be cast at the special meeting if they owned shares of Rimini Street capital stock at the close of business on [•], 2017, which is the record date for the special meeting. Each share of Rimini Street Class A Common Stock is entitled to one vote per share at the special meeting and each share of Rimini Street Class B Common Stock is entitled to fifteen votes per share at the special meeting. Each share of Rimini Street Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock is entitled to the number of votes equal to the number of shares of Class A Common Stock or Class B Common Stock, as applicable, into which the shares of preferred stock held by such holder could be converted as of the record date. As of the record date, each share of Rimini Street Series A Preferred Stock and Rimini Street Series B Preferred Stock will convert into one share of Rimini Street Class B Common Stock and each share of Rimini Street Series C Preferred Stock will convert into one share of Rimini Street Class A Common Stock. As of the close of business on the record date, there were [•] shares of Rimini Street Class A Common Stock, [•] shares of Rimini Street Class B Common Stock, [•] shares of Rimini Street Series A Preferred Stock, [•] shares of Rimini Street Series B Preferred Stock, and [•] shares of Rimini Street Series C Preferred Stock outstanding and entitled to vote.

Quorum and Vote of Rimini Street Stockholders

A quorum of Rimini Street stockholders is necessary to hold a valid meeting. The presence, in person or by proxy, of a majority of the aggregate voting power of the capital stock issued and outstanding and entitled to vote constitutes a quorum at the special meeting. Abstentions, while considered present for the purposes of establishing a quorum, will not count as votes cast at the special meeting.

As of the record date for the special meeting, [•] shares of Rimini Street capital stock would be required to achieve a quorum.

The proposals presented at the special meeting require the following votes:

•	Rimini Street business combination proposal: The affirmative vote of the holders of a (i) the majority of the voting power of shares of Rimini Street capital stock, (ii) more than 50% of the outstanding shares of Rimini Street Series B Preferred Stock and Series C Preferred Stock, voting as a single class and on an as-converted basis (each holder of Rimini Street Preferred Stock shall be entitled to the number of votes equal to the number of shares of Rimini Street Class B Common Stock or Rimini Street Class A Common Stock, as applicable, into which the shares of Rimini Street Preferred Stock held by such holder could be converted as of the record date), and (iii) the majority of the outstanding shares of Rimini Street Class A Common Stock and Rimini Street Class B Common Stock, voting as a single class, present in person or represented by proxy at the Rimini Street special meeting is required to approve the Rimini Street business combination proposal.

•	Rimini Street Preferred Stock Conversion Proposal: The affirmative vote of the holders of a majority of the shares of Rimini Street preferred stock then outstanding (voting as a single class on an as-converted basis) present in person or represented by proxy at the Rimini Street special meeting is required to approve the Rimini Street preferred stock conversion proposal. Each holder of Rimini Street Preferred Stock shall be entitled to the number of votes equal to the number of shares of Rimini Street Class B Common Stock or Rimini Street Class A Common Stock, as applicable, into which the shares of Rimini Street Preferred Stock held by such holder could be converted as of the record date.

Abstentions, while considered present for the purposes of establishing a quorum, will not count as votes cast at the special meeting.

Appraisal Rights for Rimini Street Stockholders

Rimini Street stockholders will be entitled to dissenters’ rights only if they comply with the Nevada law procedures summarized in the section entitled “Appraisal Rights”. To be eligible to exercise appraisal rights, record holders of Rimini Street capital stock must not vote in favor of the business combination and must properly demand payment for their shares. The entirety of sections 92A.300 to 92A.500 of the Nevada Revised Statutes (the “Nevada Dissenter’s Rights Statute”) is provided on Annex I to this joint proxy statement/prospectus. Upon effectiveness of the business combination, any Rimini Street stockholder who has perfected its dissenters’ rights and who believes that the merger consideration is insufficient will have the right to object and have a court in Nevada determine the value of each share of stock, and to be paid the appraised value determined by the court, which could be more or less than the merger consideration.

Proxy Solicitation for Rimini Street

Proxies may be solicited by mail, telephone or in person.

If a stockholder grants a proxy, it may still vote its shares in person if it revokes its proxy before the special meeting. A shareholder also may change its vote by submitting a later-dated proxy as described in the section entitled “Special Meeting of Rimini Street Stockholders—Revoking Your Proxy”.

Interests of Rimini Street’s Directors and Officers in the Business Combination

When you consider the recommendation of Rimini Street’s board of directors in favor of approval of the Rimini Street business combination proposal, you should keep in mind that Rimini Street’s directors and officers have interests in such proposal that are different from, or in addition to, those of Rimini Street stockholders generally. These interests include, among other things, the interests listed below:

•	The fact that each of Rimini Street’s directors and officers will continue to be directors and officers of RMNI after the consummation of the business combination. As such, in the future they will receive any cash fees, stock options, stock awards or other remuneration that the RMNI board of directors determines to pay to its directors and officers.
•	Upon completion of the business combination and the issuance of RMNI common stock in the business combination, assuming (i) that the Sponsor does not subscribe for any common shares pursuant to its equity commitment at or prior to the consummation of the business combination, (ii) that RMNI issues 50,183,837 shares of RMNI common stock to the former equityholders of Rimini Street pursuant to the merger agreement and (iii) that no public shareholders exercise their redemption rights, the directors and officers of Rimini Street will collectively beneficially own approximately 26.5% of the outstanding stock of RMNI.

The existence of financial and personal interests of one or more Rimini Street directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is best for Rimini Street. See the sections entitled “Risk Factors” and “Rimini Street Business Combination Proposal—Interests of Rimini Street’s Directors and Officers in the Business Combination” for a further discussion of this and other risks.

Recommendation to Stockholders of Rimini Street

Rimini Street’s board of directors believes that the Rimini Street business combination proposal and the Rimini Street preferred stock conversion proposal are in the best interest of Rimini Street’s stockholders and recommends that its stockholders vote “FOR” the Rimini Street business combination proposal and “FOR” the Rimini Street preferred stock conversion proposal.

The existence of financial and personal interests of one or more of Rimini Street’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Rimini Street and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “Rimini Street Business Combination Proposal—Interests of Rimini Street’s Directors and Officers in the Business Combination” in the accompanying joint proxy statement/prospectus for a further discussion of this.

Conditions to the Closing of the First Merger

Unless waived by the parties to the merger agreement, and subject to applicable law, the consummation of the first merger is subject to a number of conditions set forth in the merger agreement including, among others, receipt of the requisite shareholder approvals contemplated by this joint proxy statement/prospectus. For more information about conditions to the consummation of the first merger, see “GPIA Business Combination Proposal—The Merger Agreement—Conditions to Closing of the First Merger”.

Sources and Uses of Funds for the Business Combination

It is currently expected that the business combination will be consummated by August 31, 2017. The following table summarizes the sources and uses for funding the business combination assuming consummation of the business combination as of May 31, 2017 (being the most recent date for which Rimini Street month end balance sheet data is available) and August 31, 2017, respectively, and assuming that (i) RMNI issues the number of shares of RMNI common stock to the former equityholders of Rimini Street pursuant to the merger agreement as specified in the table below, (ii) the Sponsor does not subscribe for any common shares pursuant to its equity commitment at or prior to the consummation of the business combination, and (iii) no public shareholders exercise their redemption rights in connection with the business combination. Where actual amounts are not known or knowable, the figures below represent GPIA’s good faith estimate of such amounts assuming a closing as of May 31, 2017 (being the most recent date for which Rimini Street month end balance sheet data is available) and August 31, 2017, respectively.

Sources		Uses
(U.S. dollars in millions, unaudited)(1) As of May 31, 2017
Estimated cash from Rimini Street(2)	32.4	Estimated value of 50.18 million shares of RMNI common stock to be issued to former Rimini Street stockholders	501.8
Cash from trust account	157.8	Repayment of Rimini Street debt(3)	125.3
Shares of RMNI common stock issued to stockholders of Rimini Street, comprising 50.18 million shares issued at $10.00 per share(4)	501.8	Cash to balance sheet	41.5
		Payment of transaction fees	3.7
		Payment of deferred underwriting commission	6.0
		Payment of Rimini Street transaction fees	13.6
Total Sources	692.1	Total Uses	692.1

Sources		Uses
(U.S. dollars in millions, unaudited)(1) As of August 31, 2017
Estimated cash from Rimini Street(5)	27.2	Estimated value of 50.58 million shares of RMNI common stock to be issued to former Rimini Street stockholders	505.8
Cash from trust account	157.8	Repayment of Rimini Street debt(3)	114.9
Shares of RMNI common stock issued to stockholders of Rimini Street, comprising 50.58 million shares issued at $10.00 per share(4)	505.8	Cash to balance sheet	46.7
		Payment of transaction fees	3.7
		Payment of deferred underwriting commission	6.0
		Payment of Rimini Street transaction fees	13.6
Total Sources	690.8	Total Uses	690.8
(1)	Amounts rounded to the nearest hundred thousand dollars. These sources and uses tables do not include the cash payment of up to $161,000 in respect of stock options held by former employees and former service providers of Rimini Street.
(2)	Represents actual cash, including restricted cash, as of May 31, 2017. The amount of cash fluctuates in the ordinary course of business, including as a result of debt amortization payments.
(3)	Represents (i) the required minimum payment of $35 million to repay outstanding borrowings under the Credit Facility in connection with the consummation of the business combination, as agreed with the lenders under the Credit Facility, and (ii) additional payments in respect of borrowings under the Credit Facility to reduce the amounts owed under the Credit Facility to $50 million. The reduction in the repayment of Rimini Street debt as of August 31, 2017 is lower than the required amount as of May 31, 2017 as a result of scheduled payments in respect of the Credit Facility between May 31, 2017 and August 31, 2017.
(4)	The shares of RMNI common stock issued to stockholders excludes the common stock issuable pursuant to (i) each option to purchase shares of Rimini Street’s common stock granted under an incentive plan that is outstanding at the first effective time, which will be converted into an option to purchase shares of RMNI common stock upon the same terms and conditions as are in effect with respect to such option immediately prior to the first effective time (except that the number of shares of RMNI common stock subject to each RMNI option, and the exercise price thereof, shall be adjusted as set forth in the merger agreement to provide the holder thereof the same economic value as the original option relating to shares of Rimini Street’s common stock), and (ii) the warrants to purchase shares of Rimini Street’s capital stock to be issued to the holders of the Origination Agent warrants whereby pursuant to the warrant consent and conversion agreement the existing warrants held by such holders will be converted into warrants to purchase shares of RMNI common stock. See “GPIA Business Combination Proposal—The Merger Agreement—Merger Consideration”.
(5)	Represents estimated cash as of August 31, 2017 provided by Rimini Street management. The amount of cash fluctuates in the ordinary course of business, including as a result of debt amortization payments.

U.S. Federal Income Tax Considerations

For a discussion summarizing the U.S. federal income tax considerations of the domestication, an exercise of redemption rights and the mergers, please see “U.S. Federal Income Tax Considerations” beginning on page 163 of this joint proxy statement/prospectus.

Expected Accounting Treatment

The Domestication

There will be no accounting effect or change in the carrying amount of the consolidated assets and liabilities of GPIA as a result of domestication. The business, capitalization, assets and liabilities and financial statements of GP Investments Acquisition Corp. immediately following the domestication will be the same as those of GPIA immediately prior to the domestication.

The Mergers

The mergers will be accounted for as a reverse recapitalization in accordance with U.S. generally accepted accounting principles (“GAAP”). If the merger agreement is approved by the shareholders of GPIA and Rimini Street, Rimini Street will have the right to appoint seven of the nine members of the board of directors of RMNI, and the current stockholders of Rimini Street are expected to own at least 70% of the outstanding common stock of RMNI, the combined company. Accordingly, the mergers will be accounted for as a reverse recapitalization, whereby Rimini Street will be the acquirer for accounting and financial reporting purposes and GPIA will be the legal acquirer. Under a reverse recapitalization, the shares of GPIA remaining after redemptions by public shareholders, and the unrestricted net cash and cash equivalents of GPIA on the date that the mergers are consummated, will be accounted for as a capital infusion into Rimini Street whereby all of the expenses incurred by Rimini Street related to the business combination will be charged to additional paid-in capital upon consummation of the mergers.

Comparison of Corporate Governance and Shareholder Rights

The domestication will change GPIA’s jurisdiction of incorporation from the Cayman Islands to Delaware, and as a result, GPIA’s organizational documents will change and will be governed by the DGCL rather than Cayman Islands Companies Law. There are differences between Cayman Islands corporate law, which currently governs GPIA, and Delaware corporate law, which will govern RMNI following the domestication. Additionally, there are differences between the new organizational documents of Rimini Street, Inc. and the current constitutional documents of GPIA.

For a summary of the material differences among the rights of holders of RMNI common stock and holders of GPIA ordinary shares, see “Comparison of Corporate Governance and Shareholder Rights”.

Regulatory Matters

The business combination and the transactions contemplated by the merger agreement are not subject to any additional federal or state regulatory requirements or approvals, except for (i) required filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) and (ii) filings with the Cayman Islands, the State of Delaware and the State of Nevada necessary to effectuate the transactions contemplated by the merger agreement. On June 2, 2017, Rimini Street and GPIA made the filings required to be made under the HSR Act. On June 28, 2017, the U.S. Federal Trade Commission (the “FTC”) notified Rimini Street that early termination of the waiting period under the HSR Act was granted, effective immediately. Therefore, the closing condition of the merger agreement relating to the expiration or termination of the applicable waiting period under the HSR Act has been satisfied.

Risk Factors

In evaluating the proposals to be presented at the GPIA extraordinary general meeting and the Rimini Street special meeting, a shareholder should carefully read this joint proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors”.

Summary Historical Financial and Other Information of Rimini Street, Inc.

The following table sets forth summary historical financial information of Rimini Street for the periods and as of the dates indicated. The consolidated statements of operations data and consolidated statements of cash flows data for the years ended December 31, 2014, 2015 and 2016, and the consolidated balance sheet data as of December 31, 2015 and 2016, are derived from our audited consolidated financial statements appearing elsewhere in this joint proxy statement/prospectus. The selected consolidated statements of operations and cash flows data for the three months ended March 31, 2016 and 2017 and the selected consolidated balance sheet data as of March 31, 2017 are derived from our unaudited condensed consolidated financial statements appearing elsewhere in this joint proxy statement/prospectus. The unaudited condensed consolidated financial statements were prepared on a basis consistent with our audited financial statements and include, in our opinion, all adjustments, consisting of normal and recurring adjustments that we consider necessary for a fair presentation of our unaudited condensed consolidated financial statements.

Rimini Street’s historical results are not necessarily indicative of future operating results. You should read the information set forth below in conjunction with “Selected Historical Financial Information of Rimini Street”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Rimini Street” and Rimini Street’s financial statements and the related notes thereto included elsewhere in this joint proxy statement/prospectus.

	Year Ended December 31,			Three Months Ended March 31,
	2014	2015	2016	2016	2017
	(in thousands, except per share amounts)
Consolidated Statement of Operations Data:
Net revenue	$85,348	$118,163	$160,175	$34,678	$49,070
Cost of revenue	45,258	52,766	67,045	14,570	18,356
Gross profit	40,090	65,397	93,130	20,108	30,714
Operating expenses:
Sales and marketing	37,509	50,330	72,936	15,538	14,696
General and administrative	19,270	24,220	36,212	6,635	9,276
Litigation costs, net of insurance recoveries	103,266	32,732	(29,949)	5,379	3,945
Write-off of deferred offering costs	5,307	—	—	—	—
Total operating expenses	165,352	107,282	79,199	27,552	27,917
Operating income (loss)	(125,262)	(41,885)	13,931	(7,444)	2,797
Interest expense	(742)	(829)	(13,356)	(211)	(9,936)
Debt financing fees	—	—	(6,371)	—	(1,282)
Loss on embedded derivatives and redeemable warrants, net	—	—	(3,822)	—	(5,702)
Other income (expense), net	(843)	(1,104)	(1,787)	(75)	89
Loss before income taxes	(126,847)	(43,818)	(11,405)	(7,730)	(14,034)
Provision for income taxes	(981)	(1,451)	(1,532)	(267)	(441)
Net loss	$(127,828)	$(45,269)	$(12.937)	$(7,997)	$(14,475)
Deemed dividend for beneficial conversion feature of convertible preferred stock	—	—	(10,000)	—	—
Net loss attributable to Class A and Class B common stockholders	$(127,828)	$(45,269)	$(22,937)	$(7,997)	$(14,475)
Net loss per share attributable to Class A and Class B stockholders (basic and diluted)	$(1.27)	$(0.45)	$(0.23)	$(0.08)	$(0.14)
Weighted average number of Class A and Class B common shares outstanding (basic and diluted)	100,930	101,174	101,341	101,310	101,721
Non-GAAP Financial Measures:
EBITDA(1)	$(124,206)	$(41,538)	$3,734	$(7,094)	$(3,622)
Adjusted EBITDA(1)	$(13,415)	$(6,534)	$(13,725)	$(1,098)	$7,668
Consolidated Statement of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$3,215	$1,573	$(59,609)	$6,003	$6,594
Investing activities	(1,242)	(1,747)	(1,188)	(53)	(101)
Financing activities	(2,954)	(842)	77,088	217	(1,650)

	As of December 31,			As of March 31, 2017
	2014	2015	2016
	(in thousands)
Consolidated Balance Sheet Data:
Working capital deficit(2)	$(58,517)	$(199,731)	$(123,623)	$(155,759)
Cash and cash equivalents	13,758	12,457	9,385	13,237
Restricted cash	102	102	18,852	20,112
Total assets	52,336	62,741	99,378	108,772
Current maturities of long-term debt	15,132	14,814	24,750	48,131
Total liabilities	221,541	275,060	312,888	336,189
Stockholders’ deficit	(169,205)	(212,319)	(213,510)	(227,417)
(1)	Rimini Street presents EBITDA and Adjusted EBITDA because it believes they assist investors in comparing its performance across reporting periods on a consistent basis by excluding items that Rimini Street does not believe are indicative of its operating performance. For further information on our non-GAAP financial measures, including the limitations of such non-GAAP financial measures as an analytical tool, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Rimini Street” appearing elsewhere in this joint proxy statement/prospectus. The following table presents a reconciliation of our net loss to earnings before interest, taxes, depreciation and amortization (“EBITDA”) and adjusted EBITDA (“Adjusted EBITDA”) for the periods presented:
	Year Ended December 31,			Three Months Ended March 31,
	2014	2015	2016	2016	2017
	(in thousands)
Net loss	$(127,828)	$(45,269)	$(12,937)	$(7,997)	$(14,475)
Interest expense	742	829	13,356	211	9,936
Income tax expense	981	1,451	1,532	267	441
Depreciation and amortization expense	1,899	1,451	1,783	425	476
EBITDA	(124,206)	(41,538)	3,734	(7,094)	(3,622)
Litigation costs, net of insurance recoveries	103,266	32,732	(29,949)	5,379	3,945
Write-off of deferred offering costs	5,307	—	—	—	—
Write-off of debt issuance costs	138	—	—	—	—
Debt financing fees	—	—	6,371	—	1,282
Loss on embedded derivatives and redeemable warrants, net	—	—	3,822	—	5,702
Stock-based compensation	2,080	2,272	2,297	617	361
Adjusted EBITDA	$(13,415)	$(6,534)	$(13,725)	$(1,098)	$7,668
(2)	Working capital is computed by subtracting our total current liabilities from our total current assets in our historical financial statements appearing elsewhere in this joint proxy statement/prospectus.

SELECTED HISTORICAL FINANCIAL INFORMATION OF GPIA

GPIA is providing the following selected historical financial information to assist you in your analysis of the financial aspects of the business combination.

GPIA’s balance sheet data as of December 31, 2016 and 2015 and statement of operations data for the year ended December 31, 2016 and for the period from January 28, 2015 (inception) through December 31, 2015 are derived from GPIA’s audited financial statements included elsewhere in this joint proxy statement/prospectus. GPIA’s balance sheet data as of March 31, 2017 and statement of operations data for the three months ended March 31, 2017 are derived from GPIA’s unaudited financial statements included elsewhere in this joint proxy statement/prospectus.

The information is only a summary and should be read in conjunction with GPIA’s consolidated financial statements and related notes and “Other Information Related to GPIA—GPIA’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this joint proxy statement/prospectus. The historical results included below and elsewhere in this joint proxy statement/prospectus are not indicative of the future performance of GPIA.

	For the Period from January 28, 2015 (inception) through December 31, 2015	For the year ended December 31, 2016	Three months ended March 31, 2016 (Unaudited)	Three months ended March 31, 2017 (Unaudited)
	(in thousands, except per share amounts)
Statement of Operations Data:
Operating costs	$208,978	$3,334,903	$1,066,912	$179,386
Loss from operations	(208,978)	(3,334,903)	(1,066,912)	(179,386)
Interest income:	78,252	485,356	161,227	200,175
Unrealized (loss) gain on marketable securities held in the trust account	—	(11,618)	(103,291)	(25,060)
Net Loss	$(130,726)	$(2,861,165)	$(802,394)	$(4,271)
Weighted average shares outstanding, basic and diluted	4,761,628	5,466,064	5,320,250	5,649,918
Basic and diluted net loss per common share	$(0.03)	$(0.52)	$(0.15)	$0.00
	For the Period from January 28, 2015 (inception) through December 31, 2015	For the year ended December 31, 2016	Three months ended March 31, 2016 (Unaudited)	Three months ended March 31, 2017 (Unaudited)
	(in thousands)
Statement of Cash Flows Data:
Net cash provided by (used in):
Operating activities	(196,961)	(3,501,579)	(95,529)	(147,212)
Financing activities	173,664,410	2,535,681	—	147,212
	As of December 31,		As of March 31, 2017 (Unaudited)
	2015	2016
	(in thousands, except per share amounts)
Balance Sheet Data:
Assets
Current Assets
Cash and cash equivalents	$967,449	$1,551	$1,551
Prepaid expenses	7,951	217,668	256,417
Total Current Assets	975,400	219,219	257,968

Cash and securities held in trust account	172,578,252	173,051,990	173,227,105
Total Assets	$173,553,652	$173,271,209	$173,485,073

	As of December 31,		As of March 31, 2017 (Unaudited)
	2015	2016
	(in thousands, except per share amounts)
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued expense	$19,968	$63,009	$133,932
Advances from related party	—	635,681	—
Deferred underwriting fees	6,037,500	6,037,500	6,037,500
Promissory note related party	—	1,900,000	2,682,893
Total Liabilities	6,057,468	8,636,190	8,854,325
Commitments and Contingencies
Ordinary shares subject to possible redemption, 16,242,250, 15,912,582 and 15,896,071 shares at redemption value as of December 31, 2015 and 2016 and March 31, 2017, respectively	162,496,183	159,635,018	159,630,747
Shareholders’ Equity
Preferred shares, $0.0001 par value; 20,000,000 authorized, none issued and outstanding	—	—	—
Ordinary shares, $0.0001 par value; 400,000,000 shares authorized; 5,320,250, 5,649,918 and 5,666,429 shares issued and outstanding (excluding 16,242,250, 15,912,582 and 15,896,071 shares subject to possible redemption) as of December 31, 2015 and 2016 and March 31, 2017, respectively	532	565	566
Additional paid in capital	5,130,195	7,991,327	7,995,597
Accumulated deficit	(130,726)	(2,991,891)	(2,996,162)
Total Shareholders’ Equity	5,000,001	5,000,001	5,000,001
Total Liabilities and Shareholders’ Equity	$173,553,652	$173,271,209	$173,485,073

SELECTED HISTORICAL FINANCIAL INFORMATION OF RIMINI STREET

The following selected historical financial data should be read together with the consolidated financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Rimini Street” appearing elsewhere in this joint proxy statement/prospectus. The selected consolidated financial data in this section is not intended to replace our consolidated financial statements and the related notes. Our historical results are not necessarily indicative of our future results, and our results as of and for the three months ended March 31, 2017 are not necessarily indicative of the results that may be expected for the year ending December 31, 2017.

We derived the selected consolidated statements of operations and cash flows data for the years ended December 31, 2014, 2015 and 2016, and the consolidated balance sheet data as of December 31, 2015 and 2016, from our audited consolidated financial statements appearing elsewhere in this joint proxy statement/prospectus. The selected consolidated statements of operations and cash flows data for the three months ended March 31, 2016 and 2017 and the selected consolidated balance sheet data as of March 31, 2017 are derived from our unaudited condensed consolidated financial statements appearing elsewhere in this joint proxy statement/prospectus. The consolidated balance sheet data as of December 31, 2014 is derived from our audited consolidated financial statements that are not included in this joint proxy statement/prospectus. The unaudited condensed consolidated financial statements were prepared on a basis consistent with our audited financial statements and include, in our opinion, all adjustments, consisting of normal and recurring adjustments that we consider necessary for a fair presentation of our unaudited condensed consolidated financial statements.

	Year Ended December 31,			Three Months Ended March 31,
	2014	2015	2016	2016	2017
	(in thousands, except per share amounts)
Consolidated Statement of Operations Data:
Net revenue	$85,348	$118,163	$160,175	$34,678	$49,070
Cost of revenue	45,258	52,766	67,045	14,570	18,356
Gross profit	40,090	65,397	93,130	20,108	30,714
Operating expenses:
Sales and marketing	37,509	50,330	72,936	15,538	14,696
General and administrative	19,270	24,178	36,212	6,635	9,276
Litigation costs, net of insurance recoveries	103,266	32,774	(29,949)	5,379	3,945
Write-off of deferred offering costs	5,307	—	—	—	—
Total operating expenses	165,352	107,282	79,199	27,552	27,917
Operating income (loss)	(125,262)	(41,885)	13,931	(7,444)	2,797
Interest expense	(742)	(829)	(13,356)	(211)	(9,936)
Debt financing fees	—	—	(6,371)	—	(1,282)
Loss on embedded derivatives and redeemable warrants, net	—	—	(3,822)	—	(5,702)
Other income (expense), net	(843)	(1,104)	(1,787)	(75)	89
Loss before income taxes	(126,847)	(43,818)	(11,405)	(7,730)	(14,034)
Provision for income taxes	(981)	(1,451)	(1,532)	(267)	(441)
Net loss	$(127,828)	$(45,269)	$(12,937)	$(7,997)	$(14,475)
Deemed dividend for beneficial conversion feature of convertible preferred stock	—	—	(10,000)	—	—
Net loss attributable to Class A and Class B common stockholders	$(127,828)	$(45,269)	$(22,937)	$(7,997)	$(14,475)
Net loss per share attributable to Class A and Class B stockholders (basic and diluted)	$(1.27)	$(0.45)	$(0.23)	$(0.08)	$(0.14)
Weighted average number of Class A and Class B common shares outstanding (basic and diluted)	100,930	101,174	101,341	101,310	100,721
Non-GAAP Financial Measures:
EBITDA(1)	$(124,206)	$(41,523)	$3,734	$(7,094)	$(3,622)
Adjusted EBITDA(1)	$(13,415)	$(6,534)	$(13,725)	$(1,098)	$7,668
Consolidated Statement of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$3,215	$1,573	$(59,609)	$6,003	$6,594
Investing activities	(1,242)	(1,747)	(1,188)	(53)	(101)
Financing activities	(2,954)	(842)	77,088	217	(1,650)

	As of December 31,			As of March 31, 2017
	2014	2015	2016
	(in thousands)
Consolidated Balance Sheet Data:
Working capital deficit(2)	$(58,517)	$(199,731)	$(123,623)	$(155,759)
Cash and cash equivalents	13,758	12,457	9,385	13,237
Restricted cash	102	102	18,852	20,112
Total assets	52,336	62,741	99,378	108,772
Current maturities of long-term debt	15,132	14,814	24,750	48,131
Total liabilities	221,541	275,060	312,888	336,189
Stockholders’ deficit	(169,205)	(212,319)	(213,510)	(227,417)
(1)	Rimini Street presents EBITDA and Adjusted EBITDA because it believes they assist investors in comparing its performance across reporting periods on a consistent basis by excluding items that Rimini Street does not believe are indicative of its operating performance. For further information on our non-GAAP financial measures, including the limitations of such non-GAAP financial measures as an analytical tool, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Rimini Street” appearing elsewhere in this joint proxy statement/prospectus. The following table presents a reconciliation of our net loss to EBITDA and Adjusted EBITDA for the periods presented:
	Year Ended December 31,			Three Months Ended March 31,
	2014	2015	2016	2016	2017
	(in thousands)
Net loss	$(127,828)	$(45,269)	$(12,937)	$(7,997)	$(14,475)
Interest expense	742	829	13,356	211	9,936
Income tax expense	981	1,451	1,532	267	441
Depreciation and amortization expense	1,899	1,451	1,783	425	476
EBITDA	(124,206)	(41,538)	3,734	(7,094)	(3,622)
Litigation costs, net of insurance recoveries	103,266	32,732	(29,949)	5,379	3,945
Write-off of deferred offering costs	5,307	—	—	—	—
Write-off of debt issuance costs	138	—	—	—	—
Debt financing fees	—	—	6,371	—	1,282
Loss on embedded derivatives and redeemable warrants, net	—	—	(3,822)	—	5,702
Stock-based compensation	2,080	2,272	2,297	617	361
Adjusted EBITDA	$(13,415)	$(6,534)	$(13,725)	$(1,098)	$7,668
(2)	Working capital is computed by subtracting our total current liabilities from our total current assets in our historical financial statements appearing elsewhere in this joint proxy statement/prospectus.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The selected unaudited pro forma condensed combined financial information for the three-month period ended March 31, 2017 combines the historical consolidated statement of operations of GPIA for the three-month period ended March 31, 2017 and Rimini Street for the three-month period ended March 31, 2017, giving effect to the business combination as if it had been consummated on January 1, 2016, the beginning of GPIA’s most recently completed fiscal year.

The selected unaudited pro forma condensed combined financial information for the year ended December 31, 2016 combines the historical consolidated statement of operations of GPIA for the year ended December 31, 2016 and Rimini Street for the year ended December 31, 2016, giving effect to the business combination as if it had been consummated on January 1, 2016, the beginning of GPIA’s most recent fiscal year.

The selected unaudited pro forma condensed combined balance sheet at March 31, 2017 combines the historical unaudited condensed balance sheet of GPIA at March 31, 2017 and of Rimini Street at March 31, 2017, giving effect to the business combination as if it had been consummated on March 31, 2017.

The selected unaudited pro forma condensed combined financial information has been derived from and should be read in conjunction with the unaudited pro forma condensed combined financial information, including the notes thereto, which is included in this joint proxy statement/prospectus under “Unaudited Pro Forma Condensed Combined Financial Information”.

The selected unaudited pro forma condensed combined financial information presents two scenarios as follows:

•	Scenario No. 1 gives effect only to the actual redemptions of 1,552,724 ordinary shares of GPIA in connection with GPIA’s extraordinary general meeting of shareholders on May 23, 2017, and no public share redemptions in connection with a subsequent extraordinary general meeting of shareholders of GPIA to be held to approve, among other things, the business combination. For purposes of the pro forma condensed combined balance sheet under this scenario, $157.6 million of cash and cash equivalents will be available from the GPIA trust account to permit repayment of GPIA’s related party note payable of $2.7 million, a prepayment of $99.9 million of principal and a make-whole interest payment of $31.5 million related to Rimini Street’s Credit Facility, and payment of all transaction costs and deferred underwriting fees of $23.4 million. In this scenario, no cash available from Rimini Street is used to make any payments in respect of the Credit Facility. For purposes of the pro forma condensed combined statements of operations under this scenario, outstanding debt of $14.7 million as of January 1, 2016 is assumed to have been repaid on that date, and borrowings under the Credit Facility of $107.5 million during 2016 are assumed to have not occurred since sufficient cash would have been available to avoid such borrowings. Under this Scenario, the Credit Facility is treated as if it were a $125.0 million unfunded line of credit for the unaudited pro forma condensed combined statements of operations.
•	Scenario No. 2 modifies Scenario No. 1 to assume that in connection with the shareholder vote to approve the business combination with Rimini Street, holders of public shares of GPIA will elect to redeem public shares that result in a reduction of GPIA’s available cash required to consummate the business combination to the minimum threshold of $50.0 million specified in the merger agreement as a condition to the consummation of the first merger. This scenario gives effect to additional GPIA public share redemptions of approximately 14.2 million shares for aggregate redemption payments of $142.6 million, and a concurrent equity infusion of $35.0 million by GPIA’s Sponsor. For purposes of the pro forma condensed combined balance sheet under this scenario, $61.2 million of available cash is required for (i) payment of all transaction costs and deferred underwriting fees of $23.4 million, (ii) repayment of GPIA’s related party note payable of $2.7 million, and (iii) the minimum payment of $35.0 million required to be paid to the lenders under the Credit Facility. The payment of $35.0 million to the lenders is a condition to the consent given by the lenders to the mergers, resulting in a principal prepayment of $27.7 million and a make-whole interest payment of $7.3 million. Of the aggregate $61.2 million of cash and cash equivalents required, $50.0 million will be provided by GPIA, and $11.2 million will be provided from Rimini Street’s unrestricted cash and cash equivalents. For purposes of the pro forma condensed combined statements of operations under this scenario, outstanding debt of $14.7 million that was outstanding on January 1, 2016 (and subsequently repaid from Credit Facility borrowings) is assumed to have been repaid as of January 1,

2016, and the first $35.0 million of borrowings under the Credit Facility during 2016 are assumed to have not occurred since sufficient cash would have been available to avoid incurring debt and a make-whole payment would not have applied to borrowings that did not occur.

The selected unaudited pro forma condensed combined financial information is presented for informational purposes only. The selected unaudited pro forma condensed combined financial information does not purport to represent what the combined company’s results of operations or financial condition would have been had the business combination actually been consummated on the dates indicated, and does not purport to project the combined company’s results of operations or financial condition for any future period or as of any future date. Except as expressly indicated in the unaudited pro forma condensed consolidated financial information included in this joint proxy statement/prospectus, the selected unaudited pro forma condensed combined financial information does not reflect any transactions that may occur prior to, or subsequent to, the completion of the business combination. The unaudited pro forma condensed combined financial information has been prepared by accounting for the business combination as a reverse recapitalization since substantially all of GPIA’s assets consist of cash and equivalents and its activities prior to the business combination consisted solely of seeking a target business with whom to enter into a business combination. In accounting for the business combination as a reverse recapitalization, Rimini Street will be the acquirer for accounting and financial reporting purposes and GPIA will be the legal acquirer. Therefore, the shares of GPIA remaining after public share redemptions, and the unrestricted net cash and equivalents on the date the business combination is consummated will be accounted for as a capital infusion into Rimini Street. Additionally, the unaudited pro forma adjustments made in the selected unaudited pro forma condensed combined financial information, which are described in those notes, are preliminary and may be revised.

	Unaudited Pro Forma Condensed Combined Financial Information
	Year Ended December 31, 2016		Three Months Ended March 31, 2017
	Scenario No. 1	Scenario No. 2	Scenario No. 1	Scenario No. 2
	(in thousands, except per share amounts)
Statements of Operations Data:
Net revenue	$160,175	$160,175	$49,070	$49,070
Cost of revenue	67,045	67,045	18,356	18,356
Gross profit	93,130	93,130	30,714	30,714
Operating expenses:
Sales and marketing	72,936	72,936	14,696	14,696
General and administrative	39,547	39,547	9,455	9,455
Litigation costs, net of insurance recoveries	(29,949)	(29,949)	3,945	3,945
Total operating expenses	82,534	82,534	28,096	28,096
Operating income	10,596	10,596	2,618	2,618
Interest expense	(183)	(5,868)	(42)	(8,359)
Debt financing fees	(16,423)	(12,152)	(8,995)	(2,318)
Loss on embedded derivatives and redeemable warrants, net	—	(3,600)	—	(3,400)
Other income and expense	(1,787)	(1,787)	89	89
Loss before income taxes	(7,797)	(12,811)	(6,330)	(11,370)
Provision for income taxes	(1,532)	(1,532)	(441)	(441)
Net loss	(9,329)	(14,343)	(6,771)	(11,811)
Deemed dividend for beneficial conversion feature of convertible preferred stock	(10,000)	(10,000)	—	—
Net loss attributable to Class A and Class B common stockholders	$(19,329)	$(24,343)	$(6,771)	$(11,811)
Net loss per share attributable to Class A and Class B stockholders (basic and diluted)	$(0.33)	$(0.51)	$(0.10)	$(0.20)
Weighted average number of Class A and Class B common shares outstanding (basic and diluted)	57,959	47,271	69,631	58,943

	Unaudited Pro Forma Condensed Combined Financial Information
	As of March 31, 2017
	Scenario No. 1	Scenario No. 2
	(in thousands)
Balance Sheet Data:
Working capital deficit	$(112,804)	$(162,827)
Cash and cash equivalents	13,239	2,047
Restricted cash	20,112	20,112
Total assets	109,030	97,838
Debt:
Current maturities	9,300	48,131
Long-term portion	29,281	29,963
Total liabilities	269,806	309,319
Stockholders’ deficit	(160,776)	(211,481)

COMPARATIVE PER SHARE DATA

The following table sets forth the per share data of Rimini Street on a stand-alone basis as of and for the three months ended March 31, 2017 and for the year ended December 31, 2016, the per share data of GPIA as of and for the three months ended March 31, 2017 and for the year ended December 31, 2016, and the unaudited pro forma consolidated and combined per share ownership information of Rimini Street and GPIA as of and for the three months ended March 31, 2017 and for the year ended December 31, 2016, after giving effect to the business combination, assuming, separately, Scenario No. 1 where no holders of GPIA public shares exercise their right to have their RMNI public shares redeemed upon consummation of the business combination; and Scenario No. 2 where holders of 14,205,056 GPIA ordinary shares (or 90.5% of the outstanding public shares) elect to redeem their ordinary shares in connection with the business combination. This assumption of the number of public shares that will be redeemed represents our estimate of the maximum number of GPIA public shares that could be redeemed in order for GPIA to have $50,000,000 of available cash upon consummation of the first merger, after taking into account the Sponsor’s maximum equity commitment of $35,000,000.

Under Scenario No. 1, assuming consummation of the business combination as of May 31, 2017 (being the most recent date for which Rimini Street month end balance sheet data is available prior to the date of this joint proxy statement/prospectus), immediately following the consummation of the business combination (without taking into account any GPIA ordinary shares held by Rimini Street stockholders prior to the consummation of the business combination, and assuming (i) the Sponsor does not subscribe for any common shares pursuant to its equity commitment at or prior to the consummation of the business combination, (ii) that RMNI issues 50,183,837 shares of RMNI common stock to the former equityholders of Rimini Street pursuant to the merger agreement and that, at consummation of the business combination, there will be outstanding RMNI options and warrants held by former holders of Rimini Street options and warrants, pursuant to which up to 15,637,834 shares of RMNI common stock will be issuable in accordance with the terms of such RMNI options and warrants and (iii) that no public shareholders exercise their redemption rights), the former equityholders of Rimini Street are expected to own approximately 71.5% of RMNI’s common stock (or 65.5% of RMNI’s common stock on a fully-diluted basis) and GPIA’s current shareholders are expected to own approximately 28.5% of RMNI’s common stock (or 34.5% of RMNI’s common stock on a fully-diluted basis), which comprises (i) 6.2% of RMNI’s common stock (or 10.4% of RMNI’s common stock on a fully-diluted basis) expected to be owned by GPIA’s initial shareholders and (ii) 22.4% of RMNI’s common stock (or 24.2% of RMNI’s common stock on a fully-diluted basis) expected to be owned by GPIA’s public shareholders.

Under Scenario No. 2, assuming consummation of the business combination as of May 31, 2017 (being the most recent date for which Rimini Street month end balance sheet data is available prior to the date of this joint proxy statement/prospectus), immediately following the consummation of the business combination (without taking into account any GPIA ordinary shares held by Rimini Street stockholders prior to the consummation of the business combination, and assuming (i) that RMNI issues 50,183,837 shares of RMNI common stock to the former equityholders of Rimini Street pursuant to the merger agreement and that, at consummation of the business combination, there will be outstanding RMNI options and warrants held by former holders of Rimini Street options and warrants, pursuant to which up to 15,637,834 shares of RMNI common stock will be issuable in accordance with the terms of such RMNI options and warrants, (ii) that the Sponsor subscribes for 3,500,000 GPIA ordinary shares pursuant to its equity commitment at or prior to the consummation of the business combination and (iii) that holders of 14,205,056 GPIA ordinary shares (or 90.5% of the outstanding public shares) elect to redeem their ordinary shares in connection with the business combination), the former equityholders of Rimini Street are expected to own approximately 84.4% of RMNI’s common stock (or 73.3% of RMNI’s common stock on a fully-diluted basis) and GPIA’s current shareholders are expected to own approximately 15.6% of RMNI’s common stock (or 26.7% of RMNI’s common stock on a fully-diluted basis), which comprises (i) 13.1% of RMNI’s common stock (or 15.5% of RMNI’s common stock on a fully-diluted basis) expected to be owned by GPIA’s initial shareholders and (ii) 2.5% of RMNI’s common stock (or 11.3% of RMNI’s common stock on a fully-diluted basis) expected to be owned by GPIA’s public shareholders.

This information is only a summary and should be read together with the selected historical financial information summary included elsewhere in this joint proxy statement/prospectus, and the historical financial statements of GPIA and Rimini Street and related notes that are included elsewhere in this joint proxy statement/prospectus. The unaudited GPIA and Rimini Street pro forma combined per share information is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information and related notes included elsewhere in this joint proxy statement/prospectus. The unaudited pro forma combined net loss per share information below does not purport to represent the net loss per share which would have occurred had the companies been combined during the periods presented, nor the earnings (loss) per share for any future date or period. The unaudited pro forma combined stockholders’ deficit per share information below does not purport to represent what the value of GPIA and Rimini Street would have been had the companies been combined during the periods presented.

	Historical		Pro Forma Combined
	Rimini Street	GPIA	Scenario No. 1	Scenario No. 2
	(in thousands, except per share amounts)
Three Months Ended March 31, 2017:
Net loss	$(14,475)	$(4)	$(6,771)	$(11,811)
Cash dividends declared	$—	$—	$—	$—
Stockholders’ equity (deficit), at end of period	$(227,417)	$5,000	$(160,776)	$(211,481)
Weighted average common shares outstanding (basic and diluted)	101,721	5,650	69,631	58,943
Number of shares outstanding, on as converted basis at end of period(1)	202,683 (1)	5,650	69,948	69,948
Comparative per share data (basic and diluted):
Net loss per share(2)	$(0.14)	$—	$(0.10)	$(0.20)
Cash dividends declared per share	$—	$—	$—	$—
Stockholders’ equity (deficit), at end of period(3)	$(1.12)	$0.88	$(2.30)	$(3.02)
Year Ended December 31, 2016:
Net loss	$(12,937)	$(2,861)	$(9,329)	$(14,343)
Net loss attributable to common stockholders	$(22,937)	$(2,861)	$(19,329)	$(24,343)
Cash dividends declared	$—	$—	$—	$—
Stockholders’ equity (deficit), at end of period	$(213,510)	$5,000	n/a (4)	n/a (4)
Weighted average common shares outstanding (basic and diluted)	101,341	5,466	57,959	47,271
Number of shares outstanding, on as converted basis at end of period(1)	201,909 (1)	5,650	69,948	69,948
Comparative per share data (basic and diluted):
Net loss per share attributable to common stockholders(2)	$(0.23)	$(0.52)	$(0.33)	$(0.51)
Cash dividends declared per share	$—	$—	$—	$—
Stockholders’ equity (deficit), at end of period(3)	$(1.06)	$0.91	n/a (4)	n/a (4)
(1)	Computed based on the historical number of common shares outstanding at the end of the period. For Rimini Street, this includes the number of shares of common stock issuable upon conversion of all outstanding preferred stock based on the applicable conversion price.
(2)	Computed based on the weighted average number of common shares outstanding.
(3)	Computed by dividing stockholders’ equity (deficit) by the number of shares outstanding on an as converted basis at the end of the period.
(4)	Pro forma combined financial information is not available as of December 31, 2016.

The business combination is expected to be accounted for as a reverse recapitalization, whereby the net available cash of GPIA will be accounted for as a capital infusion by Rimini Street. The following table sets forth the historical results of operations and per share data of Rimini Street on a stand-alone basis as of and for the years ended December 31, 2014 and 2015:

	Year ended December 31,
	2014		2015
	(in thousands, except per share amounts)
Net loss		$(127,828)		$(45,269)
Cash dividends declared	$	―	$	―
Stockholders’ deficit, at end of period		$(169,205)		$(212,319)
Weighted average common shares outstanding (basic and diluted)		100,930		101,174
Number of shares outstanding, on as converted basis at end of period(1)		145,127		145,323
Comparative per share data (basic and diluted):
Net loss per common share(2)		$(1.27)		$(0.45)
Cash dividends declared per share	$	―	$	―
Stockholders’ deficit, at end of period(3)		$(1.17)		$(1.46)
(1)	Computed based on the historical number of common shares outstanding at the end of the period plus the number of shares of common stock issuable upon conversion of all outstanding preferred stock based on the applicable conversion price.
(2)	Computed based on the weighted average number of common shares outstanding.
(3)	Computed by dividing stockholders’ deficit by the number of shares outstanding on an as converted basis at the end of the period.

MARKET PRICE AND DIVIDEND INFORMATION

Market Price of Units, Ordinary Shares and Warrants

GPIA’s units, ordinary shares and warrants are currently listed on the NASDAQ Capital Market under the symbols “GPIAU”, “GPIA” and “GPIAW”, respectively.

The following table sets forth the high and low sales prices for GPIA’s units, ordinary shares and warrants for the periods indicated since the units began public trading on May 26, 2015 and GPIA’s ordinary shares and warrants began public trading on July 10, 2015.

The closing price of GPIA’s units, ordinary shares and warrants on May 15, 2017, the last trading day before announcement of the execution of the merger agreement, was $10.11, $10.04 and $0.42, respectively. As of [•], 2017, the record date, the most recent closing price for each unit, ordinary shares and warrant of GPIA was $[•], $[•] and $[•], respectively.

	Units		Ordinary shares				Warrants
	High	Low	High		Low		High		Low
2015
May 2015	10.55	10.00	—	(1)	—	(1)	—	(1)	—	(1)
June 2015	10.18	10.00	—	(1)	—	(1)	—	(1)	—	(1)
July 2015	10.20	10.00	—	(1)	—	(1)	0.63		0.50
August 2015	10.10	9.92	9.75		9.75		0.98		0.50
September 2015	10.00	9.90	9.75		9.60		0.80		0.60
October 2015	10.04	9.90	9.77		9.56		0.80		0.42
November 2015	9.99	9.93	9.77		9.55		0.40		0.36
December 2015	10.00	9.65	9.63		9.50		0.60		0.15
2016
January 2016	9.99	9.72	10.4		9.56		0.40		0.38
February 2016	9.90	9.70	9.75		9.58		0.40		0.20
March 2016	9.88	9.88	9.75		9.69		0.30		0.30
April 2016	10.32	8.97	9.90		9.55		0.68		0.26
May 2016	10.30	10.14	9.88		9.78		0.70		0.60
June 2016	10.28	9.99	9.95		8.93		0.70		0.27
July 2016	10.25	9.65	9.90		9.42		0.78		0.40
August 2016	10.00	9.75	9.75		9.32		0.76		0.63
September 2016	10.00	9.48	—	(1)	—	(1)	0.71		0.60
October 2016	10.05	9.85	9.88		9.80		0.80		0.55
November 2016	11.04	11.04	9.90		9.72		0.42		0.18
December 2016	11.04	10.00	9.92		9.85		0.50		0.29
2017
January 2017	10.40	9.98	9.99		9.90		0.60		0.46
February 2017	11.13	10.25	10.05		9.97		0.80		0.56
March 2017	14.00	10.10	10.15		9.90		0.63		0.47
April 2017	10.15	10.07	10.00		9.95		0.52		0.29
May 2017	10.12	10.00	10.07		9.90		0.80		0.20
June 2017 (through to June 29, 2017)	10.98	10.98	10.07		9.97		0.81		0.46
(1)	There was no reported trading in the relevant securities in the relevant period.

Holders of GPIA’s units, ordinary shares and warrants should obtain current market quotations for their securities. The market price of GPIA’s securities could vary at any time before the business combination.

Holders

As of June 29, 2017, there were five holders of record of our ordinary shares, one holder of record of our units and two holders of our public warrants.

Dividend Policy

GPIA has not paid any cash dividends on its ordinary shares to date and does not intend to pay cash dividends prior to the completion of the business combination. The payment of any cash dividends after consummation of the business combination will be dependent upon the revenue, earnings and financial condition of RMNI from time to time. The payment of any dividends subsequent to the business combination will be within the discretion of the board of directors of RMNI. It is presently expected that RMNI will retain all earnings for use in the business operations of RMNI and, accordingly, it is not expected that the board of directors of RMNI will declare any dividends in the foreseeable future. The ability of RMNI to declare dividends is limited by restrictive covenants in the Credit Facility and may be limited by the terms of any other financing and other agreements entered into by RMNI or its subsidiaries from time to time.

RISK FACTORS

GPIA shareholders and Rimini Street stockholders should carefully consider the following risk factors, together with all of the other information included in this joint proxy statement/prospectus, before they decide whether to vote or instruct their vote to be cast to approve the relevant proposals described in this joint proxy statement/prospectus.

Risks Related to GPIA’s Business and Structure

Our initial shareholders have entered into letter agreements with us to vote in favor of the business combination with Rimini Street, regardless of how our public shareholders vote.

Unlike many other blank check companies in which the initial shareholders agree to vote their founder shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, our initial shareholders have entered into letter agreements to vote their founder shares, as well as any public shares purchased during or after our initial public offering, in favor of the business combination with Rimini Street. As of the date of this joint proxy statement/prospectus, our initial shareholders own 21.6% of the outstanding GPIA ordinary shares. Accordingly, it is more likely that the necessary shareholder approval will be received than would be the case if our initial shareholders agreed to vote their founder shares in accordance with the majority of the votes cast by our public shareholders.

In addition, on May 16, 2017, in connection with the transactions contemplated by the merger agreement, GPIAC, LLC entered into a transaction support and voting agreement with GPIA and Rimini Street, pursuant to which, among other things, GPIAC, LLC agreed to vote its GPIA ordinary shares in favor of the transactions at the extraordinary general meeting. As of the date of this joint proxy statement/prospectus, the aggregate number of shares covered by the transaction support and voting agreement entered into by GPIAC, LLC represents 21.3% of the outstanding GPIA ordinary shares. In addition, our independent directors have indicated that they intend to vote their shares in favor of all other proposals being presented at the extraordinary general meeting. As of the date of this joint proxy statement/prospectus, our independent directors own 0.3% of the outstanding GPIA ordinary shares.

The ability of our public shareholders to exercise redemption rights with respect to a large number of our public shares may not allow us to complete the most desirable business combination or optimize the capital structure of RMNI.

At the time of entering into the merger agreement, we did not know how many shareholders may exercise their redemption rights, and therefore, we needed to structure the transaction based on our expectations as to the number of shares that will be submitted for redemption. Under the merger agreement, the consummation of the first merger is conditioned upon, among other things, (i) there being a minimum of $50,000,000 of cash available to GPIA (including the cash in our trust account and any cash provided by the Sponsor pursuant to its equity commitment) and (ii) there being a minimum amount of immediately available cash in the trust account of not less than $5,000,001 after giving effect to the redemption of GPIA ordinary shares that holders of GPIA ordinary shares validly elected to redeem in connection with the business combination.

Therefore, if our public shareholders exercise with redemption rights with respect to a large number of our public shares, then unless such conditions are waived by GPIA, Let’s Go and Rimini Street, GPIA may be unable to satisfy such conditions and the merger agreement could terminate and the proposed business combination may not be consummated. In addition, the amendment, modification or waiver of the merger agreement in any manner that could reasonably be expected to be materially adverse to Rimini Street or the agents and lenders under the Credit Facility requires the prior written consent of the Origination Agent. There can be no assurance that GPIA, Let’s Go and Rimini Street would waive any such provision of the merger agreement, or that the agents and lenders under the Credit Facility would provide any required consents to such amendments, modifications or waivers. In addition, the exercise of redemption rights with respect to a large number of our public shares may make GPIA and Rimini Street unable to take such actions as may be desirable in order to optimize the capital structure of RMNI upon consummation of the business combination.

The Sponsor, as well as our directors, executive officers, advisors and their affiliates may elect to purchase shares from public shareholders prior to the consummation of the business combination, which may influence the vote on the proposed business combination and reduce the public “float” of our ordinary shares.

The Sponsor, as well as our directors, executive officers, advisors or their affiliates may purchase our shares in privately negotiated transactions or in the open market either prior to or following the consummation of the business combination, although they are under no obligation to do so. Any such purchases may include an agreement with a selling shareholder that such shareholder, for so long as it remains the record holder of the shares in question, will vote in favor of the proposals to be voted upon the extraordinary general meeting and/or will not exercise its redemption rights with respect to the shares so purchased. In the event that the Sponsor or any of our directors, executive officers, advisors or their affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their RMNI public shares.

The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements that (i) holders of a majority of the shares who, being present and entitled to vote at the extraordinary general meeting and who do vote, vote in favor of the business combination proposal, the stock issuance proposal and the adjournment proposal, (ii) holders of at least two-thirds of the shares who, being present and entitled to vote at the extraordinary general meeting and who do vote, vote in favor of the domestication proposal and the organizational documents proposals, and (iii) the minimum available cash condition of $50,000,000 and the condition that the minimum trust account balance of $5,000,001 are satisfied. Any such share purchases and other transactions may thereby increase the likelihood of obtaining shareholder approval of the business combination. This may result in the completion of our first merger that may not otherwise have been possible.

In addition, entering into any such arrangements may have a depressive effect on the market price of the GPIA ordinary shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the extraordinary general meeting. Moreover, any such purchases may make it more likely that the minimum available cash condition of $50,000,000 and the condition that the minimum trust account balance of $5,000,001 are satisfied.

In addition, if such purchases are made, the public “float” of our ordinary shares and the number of beneficial holders of our securities may be reduced, which could make it difficult to obtain or maintain the quotation, listing or trading of our securities on a national securities exchange.

We are not registering the ordinary shares issuable upon exercise of the warrants under the Securities Act or any state securities laws at this time, and such registration may not be in place when an investor desires to exercise warrants, thus precluding such investor from being able to exercise its warrants and causing such warrants to expire worthless.

We are not registering the ordinary shares issuable upon exercise of the warrants under the Securities Act or any state securities laws at this time. However, under the terms of the warrant agreement, we have agreed to use our best efforts to file a registration statement under the Securities Act covering such shares and maintain a current prospectus relating to the ordinary shares issuable upon exercise of the warrants, until the expiration of the warrants in accordance with the provisions of the warrant agreement. We cannot assure you that we will be able to do so if, for example, any facts or events arise which represent a fundamental change in the information set forth in the registration statement or prospectus, the financial statements contained or incorporated by reference therein are not current or correct or the SEC issues a stop order. If the shares issuable upon exercise of the warrants are not registered under the Securities Act, we will be required to permit holders to exercise their warrants on a cashless basis. However, no warrant will be exercisable for cash or on a cashless basis, and we will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or unless an exemption from registration under the Securities Act, such as Rule 144 thereunder, is available. Notwithstanding the above, if our ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement or register or qualify the shares under blue sky laws. In no event will we be required to net cash settle any warrant, or issue securities or other compensation in exchange for the warrants in the event that we are unable to register or qualify the shares underlying the warrants under the Securities Act or applicable state securities laws. If the issuance of the shares upon exercise of the warrants is not so registered or qualified or exempt from registration or qualification, the holders of such warrants shall not be entitled to exercise such warrants and such warrants may have no value and expire worthless. In such event, holders who acquired their warrants as part of a purchase of units will have paid the full unit purchase price solely for the ordinary shares included in the units. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying ordinary shares for sale under all applicable state securities laws.

If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per share redemption amount received by shareholders may be less than $10.00 per share (which was the offering price in our initial public offering).

Our placing of funds in the trust account may not protect those funds from third party claims against us. Although we will seek to have all vendors, service providers (other than our independent auditors), prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the trust account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against our assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative.

Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. Upon redemption of our public shares, if we are unable to complete our business combination within the prescribed time frame, or upon the exercise of a redemption right in connection with our business combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the 10 years following redemption. Accordingly, the per share redemption amount received by public shareholders could be less than the $10.00 per share initially held in the trust account, due to claims of such creditors. In order to protect the amounts held in the trust account, the Sponsor has agreed to be liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduces the amount of funds in the trust account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the trust account or to any claims under our indemnity of the underwriters of our initial public offering against certain liabilities, including liabilities under the Securities Act. Moreover, even in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third party claims. We have not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and we have not asked the Sponsor to reserve for such indemnification obligations. Therefore, we cannot assure you that the Sponsor would be able to satisfy those obligations. None of our officers will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

Additionally, if we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, or if we otherwise enter compulsory or court supervised liquidation, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the trust account, we may not be able to return to our public shareholders $10.00 per share (which was the offering price in our initial public offering).

If, after we distribute the proceeds in the trust account to our public shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds, and we and our board of directors may be exposed to claims of punitive damages.

If, after we distribute the proceeds in the trust account to our public shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance”. As a result, a bankruptcy court could seek to recover all amounts received by our shareholders. In addition, our board of directors may be viewed as having breached its fiduciary duty to our creditors and/or having acted in bad faith, thereby exposing it and us to claims of punitive damages, by paying public shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

If, before distributing the proceeds in the trust account to our public shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our shareholders and the per share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.

If, before distributing the proceeds in the trust account to our public shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the trust account, the per share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.

Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.

If we are forced to enter into an insolvent liquidation, any distributions received by shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, we were unable to pay our debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover all amounts received by our shareholders. Furthermore, our directors may be viewed as having breached their fiduciary duties to us or our creditors and/or may have acted in bad faith, and thereby exposing themselves and our company to claims, by paying public shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons. We and our directors and officers who knowingly and willfully authorized or permitted any distribution to be paid out of our share premium account while we were unable to pay our debts as they fall due in the ordinary course of business would be guilty of an offence and may be liable to a fine of $15,000 and to imprisonment for five years in the Cayman Islands.

We are an emerging growth company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, our shareholders may not have access to certain information they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our ordinary shares held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the market prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the market prices of our securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

Compliance obligations under the Sarbanes-Oxley Act may make it more difficult for us to effectuate our business combination, require substantial financial and management resources, and increase the time and costs of completing an acquisition.

Once we are no longer an emerging growth company, we will be required to comply with the independent registered public accounting firm attestation requirement on our internal control over financial reporting. The fact that we are a blank check company makes compliance with the requirements of the Sarbanes-Oxley Act particularly burdensome on us as compared to other public companies because a target company with which we seek to complete our business combination may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of its internal controls. The development of the internal control of any such entity to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete any such acquisition.

Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.

We are an exempted company incorporated under the laws of the Cayman Islands. Prior the effectiveness of the business combination, we intend to affect a deregistration under Article 206 of the Cayman Islands Companies Law and a domestication under Section 388 of the Delaware General Corporation Law, pursuant to which GPIA’s jurisdiction of incorporation would be changed from the Cayman Islands to the State of Delaware. The mergers will follow the domestication. However, there can be no assurance that the domestication and the business combination will be consummated.

As an exempted company incorporated under the laws of the Cayman Islands, it may be difficult for investors to effect service of process within the United States upon our directors or executive officers, or enforce judgments obtained in the United States courts against our directors or officers.

The corporate affairs of GPIA are governed by our memorandum and articles of association, the Companies Law (as the same may be supplemented or amended from time to time) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under the Cayman Islands Companies Law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law, including the Cayman Islands Companies Law, are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a Federal court of the United States.

We have been advised by our Cayman Islands legal counsel that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

As a result of all of the above, public shareholders of GPIA may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a United States company.

Risks Related to RMNI Business Following the Business Combination

The value of your investment in RMNI following consummation of the business combination will be subject to the significant risks affecting Rimini Street and those inherent in the industry in which it operates. Certain risks in relation to Rimini Street are described below under “—Risks Related to Rimini Street’s Business, Operations and Industry”. You should carefully consider the risks and uncertainties described below and other information included in this joint proxy statement/prospectus. If any of the events described below occur, the business and financial results of RMNI following the business combination could be adversely affected in a material way. This could cause the market price of RMNI common stock, warrants and units to decline, perhaps significantly, and you therefore may lose all or part of your investment. As used in the risks described in this section, references to “we”, “us” and “our” are intended to refer to RMNI (which is the post-business combination entity), including Rimini Street (which will merge into RMNI as part of the business combination) and the subsidiaries of Rimini Street, unless the context clearly indicates otherwise. The risk factors set forth under the heading “—Risks Related to Rimini Street’s Business, Operations and Industry” apply to the business and operations of Rimini Street and will also apply to the business and operations of RMNI following consummation of the business combination.

Risks Related to Rimini Street’s Business, Operations and Industry

Risks Related to Litigation

We and our Chief Executive Officer are involved in litigation with Oracle. An adverse outcome in the ongoing litigation could result in the payment of substantial damages and/or an injunction against certain of our business practices, either of which could have a material adverse effect on our business and financial results.

In January 2010, certain subsidiaries of Oracle Corporation (together with its subsidiaries individually and collectively, “Oracle”) filed a lawsuit, Oracle USA, Inc. et al v. Rimini Street, Inc. et al (United States District Court for the District of Nevada) (“District Court”), against us and our Chief Executive Officer, Seth Ravin, alleging that certain of our processes violated Oracle’s license agreements with its customers and that we committed acts of copyright infringement and violated other federal and state laws (“Rimini I”). The litigation involved our business processes and the manner in which we provided our services to our clients. To provide software support and maintenance services, we request access to a separate environment for developing and testing the updates to the software programs. Prior to July 2014, PeopleSoft, J.D. Edwards and Siebel clients switching from Oracle to our enterprise software support systems were given a choice of two models for hosting the development and testing environment for their software: the environment could be hosted on the client’s servers or on our servers. In addition to other allegations, Oracle challenged the Rimini Street-hosted model for certain Oracle license agreements with its customers that contained site-based restrictions. Oracle alleged that its license agreements with its customers restrict licensees’ rights to provide third parties, such as Rimini Street, with copies of Oracle software and restrict where a licensee physically may install the software. Oracle alleged that, in the course of providing services, we violated such license agreements and illegally downloaded software and support materials without authorization. Oracle further alleged that we impaired its computer systems in the course of downloading materials for our clients. In April 2010 Oracle filed its first amended complaint, and in June 2011 Oracle filed its second amended complaint. Specifically, Oracle’s second amended complaint asserted the following causes of action: copyright infringement; violations of the Federal Computer Fraud and Abuse Act; violations of the Computer Data Access and Fraud Act; violations of Nevada Revised Statute 205.4765; breach of contract; inducing breach of contract; intentional interference with prospective economic advantage; unfair competition; trespass to chattels; unjust enrichment/restitution; unfair practices; and a demand for an accounting. Oracle’s second amended complaint sought the entry of a preliminary and permanent injunction prohibiting us from copying, distributing, using, or creating derivative works based on Oracle Software and Support Materials except as allowed by express license from Oracle; from using any software tool to access

Oracle Software and Support Materials; and from engaging in other actions alleged to infringe Oracle’s copyrights or were related to its other causes of action. The parties conducted extensive fact and expert discovery from 2010 through mid-2012.

In March and September 2012, Oracle filed two motions seeking partial summary judgment as to, among other things, its claim of infringement of certain copyrighted works owned by Oracle. In February 2014, the District Court issued a ruling on Oracle’s March 2012 motion for partial summary judgment (i) granting summary judgment on Oracle’s claim of copyright infringement as it related to two of our PeopleSoft clients and (ii) denying summary judgment on Oracle’s claim with respect to one of our J.D. Edwards clients and one of our Siebel clients. The parties stipulated that the licenses among clients were substantially similar. In August 2014, the District Court issued a ruling on Oracle’s September 2012 motion for partial summary judgment (i) granting summary judgment on Oracle’s claim of copyright infringement as it relates to Oracle Database and (ii) dismissing our first counterclaim for defamation, business disparagement and trade libel and our third counterclaim for unfair competition. We believe we are in compliance with the District Court’s decisions not later than July 2014 when we revised our business practices to eliminate the processes determined to be infringing.

A jury trial in Rimini I commenced in September 2015. On October 13, 2015, the jury returned a verdict against us that (i) we were liable for innocent copyright infringement, (ii) we and Mr. Ravin were each liable for violating certain state computer access statutes, and (iii) neither we nor Mr. Ravin were liable for inducing breach of contract or intentional interference with prospective economic advantage. The jury determined that the copyright infringement did not cause Oracle to suffer lost profits, that the copyright infringement was not willful, and did not award punitive damages. Following post-trial motions, Oracle was awarded a final judgment of $124.4 million, consisting of copyright infringement damages based on the fair market value license damages theory, damages for violation of certain state computer access statutes, prejudgment interest and attorneys’ fees and costs. In addition, the District Court entered a permanent injunction prohibiting us from using certain processes – including processes adjudicated as infringing at trial – that we ceased using no later than July 2014. We paid the full judgment amount of $124.4 million to Oracle on October 31, 2016 and have appealed the case to the United States Court of Appeals for the Ninth Circuit (“Court of Appeals”) to appeal each of the above items in the final judgment as well as the injunction. With regard to the injunction entered by the District Court, we have argued on appeal that the injunction is vague and contains overly broad language that could be read to cover some of our current business practices that were not adjudicated to be infringing at trial and should not have been issued under applicable law. On December 6, 2016, the Court of Appeals granted our emergency motion for a stay of the permanent injunction pending resolution of the underlying appeal and agreed to consider the appeal on an expedited basis. Oral argument before the Court of Appeals is scheduled for July 13, 2017. We expect a decision from the Court of Appeals on our appeal by early 2018, although a decision could be announced sooner or later.

In October 2014, we filed a separate lawsuit, Rimini Street Inc. v. Oracle Int’l Corp. (United States District Court for the District of Nevada) (“Rimini II”), against Oracle seeking a declaratory judgment that our revised development processes, in use since at least July 2014, do not infringe certain Oracle copyrights. In February 2015, Oracle filed a counterclaim alleging copyright infringement, which included (i) the same allegations asserted in Rimini I but limited to new or existing clients for whom we provided support from the conclusion of Rimini I discovery in December 2011 until the revised support processes were fully implemented by July 2014, and (ii) new allegations that our revised support processes also infringe Oracle copyrights. Oracle’s counterclaim also included allegations of violation of the Lanham Act, intentional interference with prospective economic advantage, breach of contract and inducing breach of contract, unfair competition, and unjust enrichment/restitution. It also sought an accounting. On February 28, 2016, Oracle filed amended counterclaims adding allegations of violation of the Digital Millennium Copyright Act. On December 19, 2016, we filed an amended complaint against Oracle asking for a declaratory judgment of non-infringement of copyright and alleging intentional interference with contract, intentional interference with prospective economic advantage, violation of the Nevada Deceptive Trade Practices Act, violation of the Lanham Act, and violation of California Business & Professions Code § 17200 et seq. On January 17, 2017, Oracle filed a motion to dismiss our amended claims and filed its third amended counterclaims, adding three new claims for a declaratory judgment of no intentional interference with contractual relations, no intentional interference with prospective economic advantage, and no violation of California Business & Professions Code § 17200 et seq. On February 14, 2017, we filed our answer and motion to dismiss Oracle’s third amended counterclaim, which has been fully briefed and is pending consideration by the District Court. On March 7, 2017, Oracle filed a motion to strike our copyright misuse affirmative defense which is briefed and pending consideration by the District Court. By stipulation of the parties, the District Court granted our motion to file our third amended complaint to add claims arising from Oracle’s purported revocation of our access to its support websites on behalf of our clients, which was filed and served on May 2, 2017. By agreement of the parties, Oracle filed its motion to dismiss our third amended complaint on May 30, 2017, and our opposition is due on June 27, 2017, and any reply by Oracle is due on July 11, 2017.

Discovery with respect to the above action is expected to continue through at least July 2018. There is currently no trial date scheduled and we do not expect a trial to occur in this matter earlier than 2020, but the trial could occur earlier or later than that. Given that discovery is ongoing, we do not have sufficient information regarding possible damages exposure for the counterclaims asserted by Oracle or possible recovery by us in connection with our claims against Oracle. Both parties are seeking injunctive relief in addition to monetary damages in this matter.

For counterclaims in Rimini II on which Oracle may prevail, we could be required to pay substantial damages for our current or past business activities, be enjoined from certain business practices and/or be in breach of various covenants in our Financing Agreement with certain lenders listed therein, Cortland Capital Market Services as administrative agent and collateral agent, and CB Agent Services LLC as origination agent for the lenders, and the other parties named therein, dated as of June 24, 2016, as amended from time to time (the “Credit Facility”), which itself could result in an event of default, in which case the lenders could demand accelerated repayment of principal, accrued and default interest, and other fees and expenses. Any of these outcomes could result in a material adverse effect on our business and the pendency of the litigation alone could dissuade clients from purchasing or continuing to purchase our services. Our business has been and may continue to be materially harmed by this litigation and Oracle’s conduct. During the course of these cases, we anticipate there will be rulings by the District Court in Rimini II and the Court of Appeals in Rimini I in connection with hearings, motions, decisions and other matters, as well as other interim developments related to the litigations. If securities analysts or investors regard these rulings as negative, the market price of our common stock may decline.

While we plan to vigorously litigate the appeal in Rimini I and litigate the claims and counterclaims in Rimini II, we are unable to predict the timing or outcome of these lawsuits. No assurance is or can be given that we will prevail on any appeal, claim or counterclaim.

Refer to the discussion under “Information About Rimini Street—Legal Proceedings” for more information related to this litigation.

The Oracle software products that are part of our ongoing litigation with Oracle represent a significant portion of our current revenue.

Subject to appeal, we have paid the Rimini I final judgment of $124.4 million in full, and recovery of any part of the judgment will depend on the outcome of the appeal. If the permanent injunction is upheld and reinstated after the appeal of Rimini I, we estimate it will cost us between 1% and 2% of net revenue to further modify our support processes to comply with the terms of the injunction as ordered by the District Court. In Rimini II, Oracle has filed counterclaims relating to our support services for Oracle’s PeopleSoft, J.D. Edwards, Siebel, E-Business Suite and Database software products. For the three months ended March 31, 2017, approximately 72% of our total revenue was derived from the support services that we provide for our clients using Oracle’s PeopleSoft, J.D. Edwards, Siebel, E-Business Suite and Database software products. The percentage of revenue derived from services we provide for just PeopleSoft software was approximately 19% of our total revenue during this same period. Although we provide support services for additional Oracle product lines that are not subject to litigation and support services for software products provided by companies other than Oracle, our current revenue depends significantly on the product lines that are the subject of the Rimini II litigation and Rimini I appeal. Should Oracle prevail on its claims in Rimini II or should the permanent injunction as currently drafted be upheld and reinstated on appeal in Rimini I to include unadjudicated and non-infringing processes, we could be required to change the way we provide support services to some of our clients, which could result in the loss of clients and revenue, and may also give rise to claims for compensation from our clients, any of which could have a material adverse effect on our business, financial condition and results of operations.

Our ongoing litigation with Oracle presents challenges for growing our business.

We have experienced challenges growing our business as a result of our ongoing litigation with Oracle. Many of our existing and prospective clients have expressed concerns regarding our ongoing litigation and, in some cases, have been subjected to subpoenas, depositions and various negative communications by Oracle in connection with the litigation. We have experienced in the past, and may continue to experience in the future, volatility and slowness in acquiring new clients, as well as clients not renewing their agreements with us, due to these challenges relating to our ongoing litigation with Oracle. Further, certain of our prospective and existing clients may be subject to additional subpoenas, depositions and negative communications from software vendors. We have taken steps to minimize disruptions to our existing and prospective clients regarding the litigation, but we continue to face challenges growing our business while the litigation remains ongoing. In certain cases, we have agreed to reimburse our clients for their reasonable legal fees incurred in connection with any litigation-related subpoenas and depositions or to provide indemnification or termination rights if any outcome of litigation results in our inability to continue providing any of the paid-for services. In addition, we believe the length of our sales cycle is longer than it otherwise would be due to prospective client diligence on possible effects of the Oracle litigation on our business. We cannot assure you that we will continue to overcome the challenges we face as a result of the litigation and continue to renew existing clients or secure new clients.

Oracle has a history of litigation against companies offering alternative support programs for Oracle products, and Oracle could pursue additional litigation with us.

Oracle has been active in litigating against companies that have offered competing maintenance and support services for their products. For example, in March 2007, Oracle filed a lawsuit against SAP and its wholly-owned subsidiary, TomorrowNow, Inc., a company originally founded by our Chief Executive Officer, Seth Ravin, and acquired by SAP in 2005. After a jury verdict awarding Oracle $1.3 billion, the parties stipulated to a final judgment of $306 million subject to appeal. After the appeal, the parties settled the case in November 2014 for $356.7 million. In February 2012, Oracle filed suit against Service Key, Inc. and settled the case in October 2013. Oracle also filed suit against CedarCrestone Corporation in September 2012, and settled the case in July 2013. TomorrowNow and CedarCrestone offered maintenance and support for Oracle software products, and Service Key offered maintenance and support for Oracle technology products. Given Oracle’s history of litigation against companies offering alternative support programs for Oracle products, we can provide no assurance, regardless of the outcome of our current litigations with Oracle, that Oracle will not pursue additional litigation against us. Such additional litigation could be costly, distract our management team from running our business and reduce client interest and our sales revenue.

Risks Related to Indebtedness

We have substantial indebtedness, and the fact that a significant portion of our cash flow is used to make debt service payments could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from making debt service payments.

We have substantial indebtedness. As of March 31, 2017, we had total outstanding indebtedness in the aggregate principal amount of approximately $107.2 million, consisting entirely of obligations under the Credit Facility. In addition to principal obligations, there are also mandatory exit fees and consulting fees that result in total contractual liabilities, including the principal obligations, under the Credit Facility of $170.4 million as of March 31, 2017. Further, the Credit Facility has a make-whole interest provision that expires in June 2019. As a result, a significant portion of our liquidity needs are for servicing debt, including significant interest payments and significant monthly amortization and quarterly Excess Cash Flow prepayment obligations (as defined in the Credit Facility). See Note 5 to the financial statements for Rimini Street for the year ended December 31, 2016 included elsewhere in this joint proxy statement/prospectus for details of our outstanding indebtedness under the Credit Facility, including the related restrictive covenants.

Our level of debt could have important consequences, including:

•	making it more difficult to satisfy our obligations with respect to indebtedness;
•	requiring us to dedicate a substantial portion of our cash flow from operations to payments on indebtedness, thereby reducing the availability of cash flow to fund acquisitions, working capital, capital expenditures, expand sales and marketing efforts and other corporate purposes;
•	impacting our ability to grow our business as rapidly as we have in the past;
•	restricting us from making strategic acquisitions;
•	placing us at a competitive disadvantage relative to our competitors who are less leveraged and who therefore may be able to take advantage of opportunities that our leverage prevents us from pursuing;

•	increasing our vulnerability to and limiting our flexibility in planning for, or reacting to, changes in the business, the industries in which we operate, the economy and governmental regulations; and
•	restricting our ability to borrow additional funds.

Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, prospects and ability to satisfy our outstanding debt obligations.

Significant amounts of cash will be required to service our indebtedness, and we may not be able to generate sufficient cash from operations or otherwise to service all of our indebtedness when due and may be forced to take other actions to satisfy our obligations under our indebtedness that may not be successful.

A significant amount of cash will be required to make payments on the Credit Facility when due, including significant interest payments and significant monthly amortization and quarterly Excess Cash Flow prepayment obligations. See Note 5 to the financial statements for Rimini Street for the year ended December 31, 2016 included elsewhere in this joint proxy statement/prospectus for details of our debt service obligations in respect of the Credit Facility.

Our ability to pay principal and interest on the Credit Facility will depend upon, among other things, our financial and operating performance, which will be affected by prevailing economic, industry and competitive conditions and financial, business, legislative, regulatory and other factors, many of which are beyond our control. We cannot assure you that our business will generate cash flow from operations or otherwise or that future borrowings will be available to us in an amount sufficient to fund our liquidity needs, including the payment of principal, interest and fees on the Credit Facility when due.

If our cash flows and capital resources are insufficient to service our indebtedness, we may be forced to reduce or delay capital expenditures, sales and marketing expenditures, general and administration expenses or operating expenses; sell assets; seek additional capital; or restructure or refinance our indebtedness, including the Credit Facility. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. Our ability to restructure or refinance our debt will depend on the condition of the financial and capital markets and our financial condition at such time. In addition, the terms of existing or future debt agreements, including the Credit Facility, may restrict us from adopting some of these alternatives. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. We may not be able to consummate those dispositions for fair market value or at all. Furthermore, any proceeds that we could realize from any such dispositions may not be adequate to meet our debt service obligations then due. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, could result in a material adverse effect on our business, results of operations and financial condition and could negatively impact our ability to satisfy the obligations under the Credit Facility.

If we cannot make scheduled payments on our indebtedness when due or otherwise are unable to comply with our obligations under the Credit Facility, we will be in default, and lenders under the Credit Facility could declare all outstanding principal, interest and fees to be due and payable and could foreclose against the assets securing their loans and we could be forced into bankruptcy or liquidation.

In order to consummate the business combination, Rimini Street was required to obtain the consent of a majority of the lenders under the Credit Facility. Certain waiver letters, dated as of May 16, 2017, agreed to by Rimini Street and the agents and lenders provide for consent by the agents and lenders to consummate the business combination. The waiver letters also provide for the waiver of certain events of default under the Credit Facility that may arise as a result of the consummation of the business combination. As a condition to effectiveness of the waiver letters, Rimini Street is required to make a minimum payment to the lenders of $35.0 million to reduce certain outstanding obligations under the Credit Facility.

The Credit Facility contains restrictions that limit our flexibility in operating our business.

The Credit Facility contains, and any of our future indebtedness would likely contain, a number of covenants that impose significant operating and financial restrictions, including restrictions on our ability and our subsidiaries’ ability to, among other things:

•	incur additional debt or issue certain types of equity;

•	pay dividends or make distributions in respect of capital stock or make other restricted payments;
•	make certain investments;
•	limit our ability to make sales and marketing expenditures;
•	sell certain assets;
•	create liens on certain assets;
•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;
•	enter into certain transactions with affiliates;
•	make certain capital expenditures;
•	enter into sale/leaseback transactions;
•	change the nature of our business;
•	enter into insurance settlements that exceed certain amounts;
•	modify the terms of certain other indebtedness; and
•	allow the cash and cash equivalents held by our foreign subsidiaries to exceed a certain agreed upon amount.

For example, we were required to enter into an amendment to the Credit Facility to address our failure to comply with certain covenants relating to restrictions on operational expenditures. As a result of these covenants, we and our subsidiaries are limited in the manner in which we conduct business, and may be unable to engage in favorable business activities or finance future operations or capital needs.

We have pledged substantially all of our assets, including cash balances, as collateral under the Credit Facility. If any lenders accelerate the repayment of borrowings, there can be no assurance that there will be available assets to repay indebtedness.

Under the Credit Facility, we are also required to satisfy and maintain specified financial ratios, including a leverage ratio, asset coverage ratio and marketing return ratio, and to comply with other financial tests including a minimum liquidity test, minimum gross margin test, maximum churn rate test and certain budget compliance restrictions. We are also required to consummate certain equity issuances by November 30, 2018. See Note 5 to the financial statements for Rimini Street for the year ended December 31, 2016 included elsewhere in this joint proxy statement/prospectus for further information. Our ability to meet the financial ratios and the financial tests under the Credit Facility can be affected by events beyond our control, and there can be no assurance that we will be able to continue to meet those ratios and tests.

A failure to comply with the covenants contained in the Credit Facility could result in an event of default, which, if not cured or waived, could have a material adverse effect on our business, financial condition and results of operations. In the event of any default under the Financing Agreement, the lenders thereunder:

•	could cease making monthly disbursements to us in an amount necessary to satisfy our cash disbursement needs for the coming month;
•	could elect to declare all borrowings outstanding, together with accrued and unpaid interest and fees (including any applicable prepayment premium), to be due and payable and terminate all commitments to extend further credit;
•	could apply all of our available cash to repay such amounts; or
•	exercise any other rights and remedies permitted under applicable law, including, the collection and sale of any assets constituting collateral.

In addition, upon the occurrence and during the continuance of any event of default, the principal (including PIK interest), all unpaid interest, fees and other obligations shall bear an additional post-default interest rate of 2.0% per annum from the date such event of default occurs until it is cured or waived.

Such actions by the lenders under the Credit Facility could cause cross defaults under our and our subsidiaries’ other future indebtedness, if any.

If the indebtedness under the Credit Facility or other indebtedness were to be accelerated, there can be no assurance that our assets would be sufficient to repay such indebtedness in full and we could be forced into bankruptcy or liquidation.

Other Risks Related to Our Business, Operations and Industry

The market for independent software support services is relatively undeveloped and may not grow.

The market for independent enterprise software support services is still relatively undeveloped, has not yet achieved widespread acceptance and may not grow quickly or at all. Our success will depend to a substantial extent on the willingness of companies to engage a third party such as us to provide software support services for their enterprise software. Many enterprise software licensees are still hesitant to use a third party to provide such support services, choosing instead to rely on support services provided by the enterprise software vendor. Other enterprise software licensees have invested substantial personnel, infrastructure and financial resources in their own organizations with respect to support of their licensed enterprise software products and may choose to self-support with their own internal resources instead of purchasing services from the enterprise software vendor or an independent provider such as ourselves. Companies may not engage us for other reasons, including concerns regarding our ongoing litigation with Oracle, the potential for future litigation, the potential negative effect our engagement could have on their relationships with their enterprise software vendor, or concerns that they could infringe third party intellectual property rights or breach one or more software license agreements if they engage us to provide support services. New concerns or considerations may also emerge in the future. Particularly because our market is relatively undeveloped, we must address our potential clients’ concerns and explain the benefits of our approach in order to convince them of the value of our services. If companies are not sufficiently convinced that we can address their concerns and that the benefits of our services are compelling, then the market for our services may not develop as we anticipate and our business will not grow.

We have a history of losses and may not achieve profitability in the future.

We incurred net losses of $127.8 million, $45.3 million and $12.9 million in 2014, 2015 and 2016, respectively, and $8.0 million and $14.5 million in the three months ended March 31, 2016 and 2017, respectively. As of March 31, 2017, we had an accumulated deficit of $265.6 million. We will need to generate and sustain increased revenue levels in future periods in order to become profitable, and, even if we do, we may not be able to maintain or increase our level of profitability. We intend to continue to expend significant funds to expand our sales and marketing operations, enhance our service offerings, expand into new markets, launch new product offerings and meet the increased compliance requirements associated with our transition to and operation as a public company. Our efforts to grow our business may be more costly than we expect, and we may not be able to increase our revenue enough to offset our higher operating expenses. We may incur significant losses in the future for a number of reasons, including, as a result of our ongoing litigation with Oracle, the potential for future litigation, other risks described in this joint proxy statement/prospectus, unforeseen expenses, difficulties, complications and delays and other unknown events. If we are unable to achieve and sustain profitability, the market price of our securities may significantly decrease.

If we are unable to attract new clients or retain and/or sell additional products or services to our existing clients, our revenue growth will be adversely affected.

To increase our revenue, we must add new clients, encourage existing clients to renew or extend their agreements with us on terms favorable to us and sell additional products and services to existing clients. As competitors introduce lower-cost and/or differentiated services that are perceived to compete with ours, or as enterprise software vendors introduce competitive pricing or additional products and services or implement other strategies to compete with us, our ability to sell to new clients and renew agreements with existing clients based on pricing, service levels, technology and functionality could be impaired. As a result, we may be unable to renew or extend our agreements with existing clients or attract new clients or new business from existing clients on terms that would be favorable or comparable to prior periods, which could have an adverse effect on our revenue and growth. In addition, certain of our existing clients may choose to license a new or different version of enterprise software from an enterprise software vendor, and such clients’ license agreements with the enterprise software vendor will typically include a minimum one-year mandatory maintenance and support services agreement. In such cases, it is unlikely that these clients would renew their maintenance and support services agreements with us, at least during the early term of the license agreement. In addition, such existing clients could move to another enterprise software vendor, product or release for which we do not offer any products or services.

If our retention rates decrease, or we do not accurately predict retention rates, our future revenue and results of operations may be harmed.

Our clients have no obligation to renew their product or service subscription agreements with us after the expiration of a non-cancellable agreement term. In addition, the majority of our multi-year, non-cancellable client agreements are not pre-paid other than the first year of the non-cancellable service period. We may not accurately predict retention rates for our clients. Our retention rates may decline or fluctuate as a result of a number of factors, including our clients’ decision to license a new product or release from an enterprise software vendor, our clients’ decision to move to another enterprise software vendor, product or release for which we do not offer products or services, client satisfaction with our products and services, the acquisition of our clients by other companies, and clients going out of business. If our clients do not renew their agreements for our products and services or if our clients decrease the amount they spend with us, our revenue will decline and our business will suffer.

We face significant competition from both enterprise software vendors and other companies offering independent enterprise software support services, as well as from software licensees that attempt to self-support, which may harm our ability to add new clients, retain existing clients and grow our business.

We face intense competition from enterprise software vendors, such as Oracle and SAP, who provide software support services for their own products. Enterprise software vendors have offered discounts to companies to whom we have marketed our services. In addition, our current and potential competitors and enterprise software vendors may develop and market new technologies that render our existing or future services less competitive or obsolete. Competition could significantly impede our ability to sell our services on terms favorable to us and we may need to decrease the prices for our services in order to remain competitive. If we are unable to maintain our current pricing due to competitive pressures, our margins will be reduced and our results of operations will be negatively affected.

There are also several smaller vendors in the independent enterprise software support services market with whom we compete with respect to certain of our services. We expect competition to continue to increase in the future, particularly if we prevail in Rimini II, which could harm our ability to increase sales, maintain or increase renewals and maintain our prices.

Our current and potential competitors may have significantly more financial, technical and other resources than we have, may be able to devote greater resources to the development, promotion, sale and support of their products and services, have more extensive customer bases and broader customer relationships than we have and may have longer operating histories and greater name recognition than we have. As a result, these competitors may be better able to respond quickly to new technologies and provide more robust support offerings. In addition, certain independent enterprise software support organizations may have or may develop more cooperative relationships with enterprise software vendors, which may allow them to compete more effectively over the long term. Enterprise software vendors may also offer support services at reduced or no additional cost to their customers. In addition, enterprise software vendors may take other actions in an attempt to maintain their support service business, including changing the terms of their customer agreements, the functionality of their products or services, or their pricing terms. For example, Oracle recently prohibited us from accessing its support websites to download software updates on behalf of our clients who are authorized to do so and permitted to authorize a third party to do so on their behalf. In addition, various support policies of Oracle and SAP may include clauses that could penalize customers that choose to use independent enterprise software support vendors or that, following a departure from the software vendor’s support program, seek to return to the software vendor to purchase new licenses or services. To the extent any of our competitors have existing relationships with potential clients for enterprise software products and support services, those potential clients may be unwilling to purchase our services because of those existing relationships. If we are unable to compete with such companies, the demand for our services could be substantially impacted.

Our recent rapid growth may not be indicative of our future growth and if we continue to grow rapidly, we may not be able to manage our growth effectively.

Our net revenue grew from $34.7 million for the three months ended March 31, 2016 to $49.1 million for the three months ended March 31, 2017, representing a period-over-period increase of 42%. We expect that, in the future, as our revenue increases to higher levels, our revenue growth rate may decline. You should not consider our recent growth as indicative of our future performance. We believe growth of our revenue depends on a number of factors, including our ability to:

•	price our products and services effectively so that we are able to attract and retain clients without compromising our profitability;
•	attract new clients, increase our existing clients’ use of our products and services and provide our clients with excellent service experience;
•	introduce our products and services to new geographic markets;
•	introduce new enterprise software products and services supporting additional enterprise software vendors, products and releases;
•	satisfactorily conclude the Oracle litigation; and
•	increase awareness of our company, products and services on a global basis.

We may not successfully accomplish all or any of these objectives. We plan to continue our investment in future growth. We expect to continue to expend substantial financial and other resources on, among others:

•	sales and marketing efforts;
•	training to optimize our opportunities to overcome litigation risk concerns of our clients;
•	expanding in new geographical areas;
•	growing our product and service offerings and related capabilities;
•	adding additional product and service offerings; and
•	general administration, including legal and accounting expenses related to being a public company.

In addition, our historical rapid growth has placed and may continue to place significant demands on our management and our operational and financial resources. Our organizational structure is becoming more complex as we add additional staff, and we will need to improve our operational, financial and management controls, as well as our reporting systems and procedures. We will require significant capital expenditures and the allocation of valuable management resources to grow and change in these areas without undermining our corporate culture of rapid innovation, teamwork and attention to client service that has been central to our growth so far.

Our failure to raise additional capital or generate the significant capital necessary to fund and expand our operations, invest in new services and products, and service our debt could reduce our ability to compete and could harm our business.

We will need to raise additional capital and we may not be able to obtain additional debt or equity financing on favorable terms, if at all. If we raise additional equity financing, our stockholders may experience significant dilution of their ownership interests and the per share value of our common stock could decline. If we engage in debt financings, the holders of the debt securities would have priority over the holders of our common stock. We may also be required to accept terms that further restrict our ability to incur additional indebtedness, take other actions that would otherwise not be in the best interests of our stockholders, or force us to maintain specified liquidity or other ratios, any of which could harm our business, results of operations and financial condition. If we cannot raise additional capital on acceptable terms, we may not be able to, among other things:

•	maintain our operations;
•	develop or enhance our products and services;
•	continue to expand our sales and marketing and research and development organizations;
•	acquire complementary technologies, products or businesses;
•	expand operations, in the United States or globally;
•	hire, train and retain employees; or
•	respond to competitive pressures or unanticipated working capital requirements.

Our failure to do any of these things could seriously harm our business, financial condition and results of operations.

Our business may suffer if it is alleged or determined that our technology infringes the intellectual property rights of others.

The software industry is characterized by the existence of a large number of patents, copyrights, trademarks, trade secrets and other intellectual and proprietary rights. Companies in the software industry are often required to defend against claims and litigation alleging infringement or other violations of intellectual property rights. Many of our competitors and other industry participants have been issued patents and/or have filed patent applications and may assert patent or other intellectual property rights within the industry. From time to time, we may receive threatening letters or notices alleging infringement or may be the subject of claims that our services and underlying technology infringe or violate the intellectual property rights of others.

For example, as described further under “Information About Rimini Street—Legal Proceedings”, we are in litigation with Oracle relating in part to copyright infringement claims. Please refer to “We and our Chief Executive Officer are involved in litigation with Oracle. An adverse outcome in the ongoing litigation could result in the payment of substantial damages and/or an injunction against certain of our business practices, either of which could have a material adverse effect on our business, financial condition and results of operations” above for additional information regarding the Rimini I and Rimini II cases.

We rely on our management team and other key employees, including our Chief Executive Officer, and the loss of one or more key employees could harm our business.

Our success and future growth depend upon the continued services of our management team, including Seth Ravin, our Chief Executive Officer, and other key employees. Since 2008, Mr. Ravin has been under the regular care of a physician for kidney disease, which includes ongoing treatment. During this time, Mr. Ravin has continuously performed all of his duties as Chief Executive Officer of our company on a full-time basis. Although Mr. Ravin’s condition has not had any impact on his performance in his role as Chief Executive Officer or on the overall management of the company, we can provide no assurance that his condition will not affect his ability to perform the role of Chief Executive Officer in the future. In addition, from time to time, there may be changes in our management team resulting from the hiring or departure of executives, which could disrupt our business. We may terminate any employee’s employment at any time, with or without cause, and any employee may resign at any time, with or without cause. We do not maintain key man life insurance on any of our employees. The loss of one or more of our key employees could harm our business.

The failure to attract and retain additional qualified personnel could prevent us from executing our business strategy.

To execute our business strategy, we must attract and retain highly qualified personnel. We have from time to time experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. In particular, we have experienced a more competitive hiring environment in the San Francisco Bay Area, where we have a significant base of operations. Many of the companies with which we compete for experienced personnel have greater resources than we do. In addition, in making employment decisions, job candidates often consider the value of the stock options or other equity incentives they are to receive in connection with their employment. If the price of our stock declines or experiences significant volatility, our ability to attract or retain qualified employees will be adversely affected. In addition, as we continue to expand into new geographic markets, there can be no assurance that we will be able to attract and retain the required management, sales, marketing and support services personnel to profitably grow our business. If we fail to attract new personnel or fail to retain and motivate our current personnel, our growth prospects could be severely harmed.

Because we recognize revenue from subscriptions over the term of the relevant contract, downturns or upturns in sales are not immediately reflected in full in our results of operations.

As a subscription-based business, we recognize revenue over the service period of our contracts. As a result, much of the revenue we report each quarter results from contracts entered into during previous quarters. Consequently, a shortfall in demand for our products and services or a decline in new or renewed contracts in any one quarter may not significantly reduce our revenue for that quarter but could negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in new sales, renewals or extensions of our service agreements will not be reflected in full in our results of operations until future periods. Our revenue recognition model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from new clients must be recognized over the applicable service term of the contracts.

Failure to effectively develop and expand our marketing and sales capabilities could harm our ability to increase our client base and achieve broader market acceptance of our products and services.

Our ability to increase our client base and achieve broader market acceptance of our products and services will depend to a significant extent on our ability to expand our marketing and sales operations. We plan to continue expanding our sales force globally. These efforts will require us to invest significant financial and other resources. Moreover, our sales personnel typically take an average of nine months before any new sales personnel can operate at the capacity typically expected of experienced sales personnel. This ramp cycle, combined with our typical six- to twelve-month sales cycle for engaged prospects, means that we will not immediately recognize a return on this investment in our sales department. In addition, the cost to acquire clients is high due to the cost of these marketing and sales efforts. Our business may be materially harmed if our efforts do not generate a correspondingly significant increase in revenue. We may not achieve anticipated revenue growth from expanding our sales force if we are unable to hire, develop and retain talented sales personnel, if our new sales personnel are unable to achieve desired productivity levels in a reasonable period of time or if our sales and marketing programs are not effective.

Interruptions to or degraded performance of our service could result in client dissatisfaction, damage to our reputation, loss of clients, limited growth and reduction in revenue.

Our software support agreements with our clients generally guarantee a 15-minute response time with respect to certain high-priority issues. To the extent that we do not meet the 15-minute guarantee, our clients may in some instances be entitled to liquidated damages, service credits or refunds. To date, no such payments have been made.

We also deliver tax, legal and regulatory updates to our clients and generally have done so faster than our competitors. If there are inaccuracies in these updates, or if we are not able to deliver them on a timely basis to our clients, our reputation may be damaged and we could face claims for compensation from our clients, lose clients, or both.

Any interruptions or delays in our service, whether as a result of third party error, our own error, natural disasters, security breaches or a result of any other issues, whether accidental or willful, could harm our relationships with clients and cause our revenue to decrease and our expenses to increase. Also, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. These factors, in turn, could further reduce our revenue, subject us to liability, cause us to pay liquidated damages, issue credits or cause clients not to renew their agreements with us, any of which could materially adversely affect our business.

We may experience quarterly fluctuations in our results of operations due to a number of factors, including the sales cycles for our products and services, which makes our future results difficult to predict and could cause our results of operations to fall below expectations or our guidance.

Our quarterly results of operations have fluctuated in the past and are expected to fluctuate in the future due to a variety of factors, many of which are outside of our control. Accordingly, the results of any one quarter should not be relied upon as an indication of future performance. Historically, our sales cycle has been tied to the renewal dates for our clients’ existing and prior vendor support agreements for the products that we support. Because our clients make support vendor selection decisions in conjunction with the renewal of their existing support agreements with Oracle and SAP, among other enterprise software vendors, we have experienced an increase in business activity during the periods in which those agreements are up for renewal. Because we have introduced and intend to continue to introduce products and services for additional software products that do not follow the same renewal timeline or pattern, our past results may not be indicative of our future performance, and comparing our results of operations on a period-to-period basis may not be meaningful. Also, if we are unable to engage a potential client before its renewal date for software support services in a particular year, it will likely be at least another year before we would have the opportunity to engage that potential client again, given that such potential client would most likely have to had to renew or extend its existing support agreement for at least an additional year’s worth of service with its existing support provider. Furthermore, our existing clients generally renew their agreements with us at or near the end of each calendar year, so we have also experienced and expect to continue to experience heavier renewal rates in the fourth quarter. In addition to the other risks described in this joint proxy statement/prospectus, factors that may affect our quarterly results of operations include the following:

•	changes in spending on enterprise software products and services by our current or prospective clients;
•	pricing of our products and services so that we are able to attract and retain clients;
•	acquisition of new clients and increases of our existing clients’ use of our products and services;
•	client renewal rates and the amounts for which agreements are renewed;
•	budgeting cycles of our clients;
•	changes in the competitive dynamics of our market, including consolidation among competitors or clients;
•	the amount and timing of payment for operating expenses, particularly sales and marketing expenses and employee benefit expenses;
•	the amount and timing of non-cash expenses, including stock-based compensation, goodwill impairments and other non-cash charges;
•	the amount and timing of costs associated with recruiting, training and integrating new employees;
•	the amount and timing of cash collections from our clients;
•	unforeseen costs and expenses related to the expansion of our business, operations and infrastructure;
•	the amount and timing of our legal costs, particularly related to our litigation with Oracle;
•	changes in the levels of our capital expenditures;
•	foreign currency exchange rate fluctuations; and
•	general economic and political conditions in global markets.

We may not be able to accurately forecast the amount and mix of future product and service subscriptions, revenue and expenses, and as a result, our results of operations may fall below our estimates or the expectations of securities analysts and investors. If our revenue or results of operations fall below the expectations of investors or securities analysts, or below any guidance we may provide, the price of our common stock could decline.

We may be subject to additional obligations to collect and remit sales tax and other taxes, and we may be subject to tax liability, interest and/or penalties for past sales, which could adversely harm our business.

State, local and foreign jurisdictions have differing rules and regulations governing sales, use, value-added and other taxes, and these rules and regulations can be complex and are subject to varying interpretations that may change over time. In particular, the applicability of such taxes to our products and services in various jurisdictions is unclear. Further, these jurisdictions’ rules regarding tax nexus are complex and can vary significantly. As a result, we could face the possibility of tax assessments and audits, and our liability for these taxes and associated interest and penalties could exceed our original estimates. A successful assertion that we should be collecting additional sales, use, value-added or other taxes in those jurisdictions where we have not historically done so and in which we do not accrue for such taxes could result in substantial tax liabilities and related penalties for past sales, discourage clients from purchasing our products and services or otherwise harm our business and results of operations.

We may need to change our pricing models to compete successfully.

We currently offer our customers support services for a fee that is equal to a percentage of the annual fees charged by the enterprise software vendor, so changes in such vendors’ fee structures would impact the fees we would receive from our customers. If the enterprise software vendors offer deep discounts on certain services or lower prices generally, we may need to change our pricing models or suffer adverse effect on our results of operations. In addition, we have recently begun to offer new products and services and do not have substantial experience with pricing such products and services, so we may need to change our pricing models for these new products and services over time to ensure that we remain competitive and realize a return on our investment in developing these new products and services. If we do not adapt our pricing models as necessary or appropriate, our revenue could decrease and adversely affect our results of operations.

We may not be able to scale our business systems quickly enough to meet our clients’ growing needs, and if we are not able to grow efficiently, our results of operations could be harmed.

As enterprise software products become more advanced and complex, we will need to devote additional resources to innovating, improving and expanding our offerings to provide relevant products and services to our clients using these more advanced and complex products. In addition, we will need to appropriately scale our internal business systems and our global operations and client engagement teams to serve our growing client base, particularly as our client demographics expand over time. Any failure of or delay in these efforts could adversely affect the quality or success of our services and negatively impact client satisfaction, resulting in potential decreased sales to new clients and possibly lower renewal rates by existing clients.

Even if we are able to upgrade our systems and expand our services organizations, any such expansion may be expensive and complex, requiring financial investments, management time and attention. For example, in 2012, we began transitioning to only client-hosted environments for improved scalability, among other reasons, and in February 2014, we announced a plan to migrate all clients using a Rimini-hosted environment to a client-hosted environment. Client reimbursement obligations related to the client environment migration project of approximately $1.2 million were recorded as accrued liabilities with a corresponding reduction in deferred revenue during the three months ended March 31, 2014. Approximately $0.94 million, $0.24 million and $0.03 million were recorded during the years ended December 31, 2014, 2015 and 2016, respectively as reductions in revenue ratably over the applicable service periods. All of the client reimbursements of $1.2 million have been paid out as of November 30, 2016. Additionally, approximately $1.1 million was recorded as cost of revenue for the three months ended March 31, 2014, and an additional $2.2 million was recorded as cost of revenue in the remainder of the year ended December 31, 2014.

We could also face inefficiencies or operational failures as a result of our efforts to scale our infrastructure. There can be no assurance that the expansion and improvements to our infrastructure and systems will be fully or effectively implemented within budgets or on a timely basis, if at all. Any failure to efficiently scale our business could result in reduced revenue and adversely impact our operating margins and results of operations.

We have experienced significant growth resulting in changes to our organization and structure, which if not effectively managed, could have a negative impact on our business.

Our headcount and operations have grown substantially in recent years. We increased the number of full-time employees from 696 as of March 31, 2016 to 866 as of March 31, 2017. We believe that our corporate culture has been a critical component of our success. We have invested substantial time and resources in building our team and nurturing our culture. As we expand our business and operate as a public company, we may find it difficult to maintain our corporate culture while managing our employee growth. Any failure to manage our anticipated growth and related organizational changes in a manner that preserves our culture could negatively impact future growth and achievement of our business objectives.

In addition, our organizational structure has become more complex as a result of our significant growth. We have added employees and may need to continue to scale and adapt our operational, financial and management controls, as well as our reporting systems and procedures. The expansion of our systems and infrastructure may require us to commit additional financial, operational and management resources before our revenue increases and without any assurances that our revenue will increase. If we fail to successfully manage our growth, we likely will be unable to successfully execute our business strategy, which could have a negative impact on our business, financial condition and results of operations.

Because our long-term growth strategy involves further expansion of our sales to clients outside the United States, our business will be susceptible to risks associated with global operations.

A significant component of our growth strategy involves the further expansion of our operations and client base outside the United States. We currently have subsidiaries and operations outside of North America in Australia, Brazil, China, France, Germany, India, Israel, Japan, Korea, Singapore, Sweden and the United Kingdom, which focus primarily on selling our services in those regions.

In the future, we may expand to other locations outside of the United States. Our current global operations and future initiatives will involve a variety of risks, including:

•	changes in a specific country’s or region’s political or economic conditions;
•	changes in regulatory requirements, taxes or trade laws;

•	more stringent regulations relating to data security, such as where and how data can be housed, accessed and used, and the unauthorized use of, or access to, commercial and personal information;
•	differing labor regulations, especially in countries and geographies where labor laws are generally more advantageous to employees as compared to the United States, including deemed hourly wage and overtime regulations in these locations;
•	challenges inherent in efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits and compliance programs as well as hire and retain local management, sales, marketing and support personnel;
•	difficulties in managing a business in new markets with diverse cultures, languages, customs, legal systems, alternative dispute systems and regulatory systems;
•	increased travel, real estate, infrastructure and legal compliance costs associated with global operations;
•	currency exchange rate fluctuations and the resulting effect on our revenue and expenses, and the cost and risk of entering into hedging transactions if we choose to do so in the future;
•	limitations on our ability to reinvest earnings from operations in one country to fund the capital needs of our operations in other countries;
•	laws and business practices favoring local competitors or general preferences for local vendors;
•	limited or insufficient intellectual property protection;
•	political instability or terrorist activities;
•	exposure to liabilities under anti-corruption and anti-money laundering laws, including the U.S. Foreign Corrupt Practices Act and similar laws and regulations in other jurisdictions; and
•	adverse tax burdens and foreign exchange controls that could make it difficult to repatriate earnings and cash.

Our limited experience in operating our business globally and the unique challenges of each new geography increase the risk that any potential future expansion efforts that we may undertake will not be successful. If we invest substantial time and resources to expand our global operations and are unable to do so successfully and in a timely manner, our business and results of operations will be adversely affected.

If we fail to forecast our revenue accurately, or if we fail to match our expenditures with corresponding revenue, our results of operations could be adversely affected.

Because our recent growth has resulted in the rapid expansion of our business, we do not have a long history upon which to base forecasts of future operating revenue. In addition, the variability of the sales cycle for the evaluation and implementation of our products and services, which typically has been six to twelve months once a client is engaged, may also cause us to experience a delay between increasing operating expenses for such sales efforts, and the generation of corresponding revenue. Accordingly, we may be unable to prepare accurate internal financial forecasts or replace anticipated revenue that we do not receive as a result of delays arising from these factors. As a result, our results of operations in future reporting periods may be significantly below the expectations of the public market, securities analysts or investors, which could negatively impact the price of our common stock.

Consolidation in our target sales markets is continuing at a rapid pace, which could harm our business in the event that our clients are acquired and their agreements are terminated, or not renewed or extended.

Consolidation among companies in our target sales markets has been robust in recent years, and this trend poses a risk for us. If such consolidation continues, we expect that some of the acquiring companies will terminate, renegotiate and elect not to renew our agreements with the clients they acquire, which may have an adverse effect on our business and results of operations.

If there is a widespread shift by clients or potential clients to enterprise software vendors, products and releases for which we do not provide software products or services, our business would be adversely impacted.

Our current revenue is primarily derived from the provision of support services for Oracle and SAP enterprise software products. If other enterprise software vendors, products and releases emerge to take substantial market share from current Oracle and SAP products and releases we support, and we do not provide products or services for such vendor, products or releases, demand for our products and services may decline or our products and services may become obsolete. Developing new products and services to address different enterprise software vendors, products and releases could take a substantial investment of time and financial resources, and we cannot guarantee that we will be successful. If fewer clients use enterprise software products for which we provide products and services, and we are not able to provide services for new vendors, products or releases, our business may be adversely impacted.

Delayed or unsuccessful investment in new technology, products, services and markets may harm our financial condition and results of operations.

We plan to continue investing resources in research and development in order to enhance our current product and service offerings, and other new offerings that will appeal to clients and potential clients. The development of new product and service offerings could divert the attention of our management and our employees from the day-to-day operations of our business, the new product and service offerings may not generate sufficient revenue to offset the increased research and development expenses, and if we are not successful in implementing the new product and service offerings, we may need to write off the value of our investment. Furthermore, if our new or modified products, services or technology do not work as intended, are not responsive to client needs or industry or regulatory changes, are not appropriately timed with market opportunity, or are not effectively brought to market, we may lose existing and prospective clients or related opportunities, in which case our financial condition and results of operations may be adversely impacted.

If our security measures are compromised or unauthorized access to customer data is otherwise obtained, our services may be perceived as not being secure, customers may curtail or cease their use of our services, our reputation may be harmed and we may incur significant liabilities. Further, we are subject to governmental and other legal obligations related to privacy, and our actual or perceived failure to comply with such obligations could harm our business.

Our services sometimes involve access to, processing, sharing, using, storage and the transmission of proprietary information and protected data of our customers. We rely on proprietary and commercially available systems, software, tools and monitoring, as well as other processes, to provide security for accessing, processing, sharing, using, storage and transmission of such information. If our security measures are compromised as a result of third party action, employee or customer error, malfeasance, stolen or fraudulently obtained log-in credentials or otherwise, our reputation could be damaged, our business and our customers may be harmed and we could incur significant liability. In particular, cyberattacks and other inter-based activity continue to increase in frequency and in magnitude generally, and these threats are being driven by a variety of sources, including nation-state sponsored espionage and hacking activities, industrial espionage, organized crime, sophisticated organizations and hacking groups and individuals. In addition, if the security measures of our customers are compromised, even without any actual compromise of our own systems, we may face negative publicity or reputational harm if our customers or anyone else incorrectly attributes the blame for such security breaches on us, our products and services, or our systems. We may also be responsible for repairing any damage caused to our customers’ systems that we supports, and we may not be able to make such repairs in a timely manner or at all. We may be unable to anticipate or prevent techniques used to obtain unauthorized access or to sabotage systems because they change frequently and generally are not detected until after an incident has occurred. As we increase our customer base and our brand becomes more widely known and recognized when we are a public company, we may become more of a target for third parties seeking to compromise our security systems or gain unauthorized access to our customers’ proprietary and protected data.

Many governments have enacted laws requiring companies to notify individuals of data security incidents involving certain types of personal data. In addition, some of our customers contractually require notification of any data security compromise. Security compromises experienced by our customers, by our competitors or by us may lead to public disclosures, which may lead to widespread negative publicity. Any security compromise in our industry, whether actual or perceived, could harm our reputation, erode customer confidence in the effectiveness of our security measures, negatively impact our ability to attract new customers, cause existing customers to elect not to renew their agreements with us, or subject us to third party lawsuits, government investigations, regulatory fines or other action or liability, all or any of which could materially and adversely affect our business, financial condition and results of operations.

We cannot assure you that any limitations of liability provisions in our contracts for a security breach would be enforceable or adequate or would otherwise protect us from any such liabilities or damages with respect to any particular claim. We also cannot be sure that our existing general liability insurance coverage and coverage for errors or omissions will continue to be available on acceptable terms or will be available in sufficient amounts to cover one or more claims, or that the insurer will not deny coverage as to any future claim. The successful assertion of one or more claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of substantial deductible or co-insurance requirements, could have a material adverse effect on our business, financial condition and results of operations.

As a global company, we are subject to numerous jurisdictions worldwide regarding the accessing, processing, sharing, using, storing, transmitting, disclosure and protection of personal data, the scope of which are constantly changing, subject to differing interpretation, and may be inconsistent between countries or in conflict with other laws, legal obligations or industry standards. We generally comply with industry standards and strive to comply with all applicable laws and other legal obligations relating to privacy and data protection, but it is possible that these laws and legal obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with industry standards or our practices. Compliance with such laws and other legal obligations may be costly and may require us to modify our business practices, which could adversely affect our business and profitability. Any failure or perceived failure by us to comply with these laws, policies or other obligations may result in governmental enforcement actions or litigation against us, potential fines and other expenses related to such governmental actions, and could cause our customers to lose trust in us, any of which could have an adverse effect on our business.

If our products and services fail due to defects or similar problems, and if we fail to correct any defect or other software problems, we could lose clients, become subject to service performance or warranty claims or incur significant costs.

Our products and services and the systems infrastructure necessary for the successful delivery of our products and services to clients are inherently complex and may contain material defects or errors. We have from time to time found defects in our products and services and may discover additional defects in the future. In particular, we have developed our own tools and processes to deliver comprehensive tax, legal and regulatory updates tailored for each client, which we endeavor to deliver to our clients in a shorter timeframe than our competitors, which may result in an increased risk of material defects or errors. We may not be able to detect and correct defects or errors before clients begin to use our products and services. Consequently, defects or errors may be discovered after our products and services are provided and used. These defects or errors could also cause inaccuracies in the data we collect and process for our clients, or even the loss, damage or inadvertent release of such confidential data. Even if we are able to implement fixes or corrections to our tax, legal and regulatory updates in a timely manner, any history of defects or inaccuracies in the data we collect for our clients, or the loss, damage or inadvertent release of such confidential data could cause our reputation to be harmed, and clients may elect not to renew, extend or expand their agreements with us and subject us to service performance credits, warranty or other claims or increased insurance costs. The costs associated with any material defects or errors in our products and services or other performance problems may be substantial and could materially adversely affect our financial condition and results of operations.

The requirements of being a public company may strain our systems and resources, divert management’s attention and be costly.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules and regulations of NASDAQ. The requirements of these rules and regulations will increase our legal, accounting and financial compliance costs, will make some activities more difficult, time consuming and costly and may also place undue strain on our personnel, systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and results of operations.

We are continuing the costly process of implementing and testing our systems to report our results as a public company, to continue to manage our growth and to implement internal controls. We will be required to implement and maintain various other control and business systems related to our equity, finance, treasury, information technology, other recordkeeping systems and other operations. As a result of this implementation and maintenance, management’s attention may be diverted from other business concerns, which could adversely affect our business. Furthermore, we supplement our internal team with third party software and system providers to support our reporting obligations to achieve effective internal controls.

To the extent we do not sufficiently manage these third parties, and they fail to provide us with adequate service, we may not effectively manage our future growth which may result in ineffective internal controls over financial reporting and an increased cost of compliance. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us, and our business may be adversely affected.

In addition, we expect these laws, rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain appropriate levels of coverage. These factors could also make it more difficult for us to attract and retain qualified executive officers and members of our board of directors, particularly members to serve on our audit committee.

As a result of disclosure of information in this joint proxy statement/prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation by third parties. If such claims are successful, our business and results of operations could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the time and resources of our management and adversely affect our business and results of operations.

If we are not able to maintain an effective system of internal control over financial reporting, current and potential investors could lose confidence in our financial reporting, which could harm our business and have an adverse effect on our stock price. In the years ended December 31, 2014, 2015 and 2016, material weaknesses in our internal control over financial reporting were identified. While we remediated two of these material weaknesses in the year ended December 31, 2016, we cannot provide assurance that a current material weakness or additional material weaknesses or significant deficiencies will not occur in the future.

Our management will be required to conduct an annual evaluation of our internal control over financial reporting and include a report of management on our internal control in our annual reports on Form 10-K. In addition, we will be required to have our independent public accounting firm attest to and report on management’s assessment of the effectiveness of our internal control over financial reporting when we cease qualifying as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act, as amended. If we are unable to conclude that we have effective internal control over financial reporting or, if our independent auditors are unable to provide us with an attestation and an unqualified report as to the effectiveness of our internal control over financial reporting, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our securities.

In connection with the audit of our consolidated financial statements for the years ended December 31, 2014, 2015 and 2016, management determined that we had several material weaknesses in our internal control over financial reporting. The material weaknesses related to the following:

•	inadequate controls in relation to recognition of liabilities for embedded derivatives in connection with the Credit Facility (2016);
•	inadequate controls in relation to revenue recognition from support service sales contracts whereby Rimini Street incorrectly accounted for multi-year, non-cancelable support service sales contracts as a single delivery arrangement and incorrectly accounting for revenue for certain non-standard contract provisions (2014, 2015 and 2016);
•	various sales tax control matters related to manual processes and determination of tax liabilities in certain states (2014 and 2015); and
•	inadequate controls for accrual of loss contingencies related to Rimini Street’s litigation with Oracle (2014 and 2015).

We have remediated the material wearknesses discussed above for sales taxes and accrual of loss contingencies. We are in the process of remediating material weaknesses for embedded derivatives and revenue recognition and cannot provide assurance that these steps will be adequate to prevent future recurrences, other material weaknesses or restatements of our financial statements in the future.

Economic uncertainties or downturns in the general economy or the industries in which our clients operate could disproportionately affect the demand for our products and services and negatively impact our results of operations.

General worldwide economic conditions have experienced significant fluctuations in recent years, and market volatility and uncertainty remain widespread. As a result, we and our clients find it extremely difficult to accurately forecast and plan future business activities. In addition, these conditions could cause our clients or prospective clients to reduce their IT budgets, which could decrease corporate spending on our products and services, resulting in delayed and lengthened sales cycles, a decrease in new client acquisition and loss of clients. Furthermore, during challenging economic times, our clients may face issues with their cash flows and in gaining timely access to sufficient credit or obtaining credit on reasonable terms, which could impair their ability to make timely payments to us, impact client renewal rates and adversely affect our revenue. If such conditions occur, we may be required to increase our reserves, allowances for doubtful accounts and write-offs of accounts receivable, and our results of operations would be harmed. We cannot predict the timing, strength or duration of any economic slowdown or recovery, whether global, regional or within specific markets. If the conditions of the general economy or markets in which we operate worsen, our business could be harmed. In addition, even if the overall economy improves, the market for our products and services may not experience growth.

If we fail to enhance our brand, our ability to expand our client base will be impaired and our financial condition may suffer.

We believe that our development of the Rimini Street brand is critical to achieving widespread awareness of our products and services, and as a result, is important to attracting new clients and maintaining existing clients. We also believe that the importance of brand recognition will increase as competition in our market increases. Successful promotion of our brand will depend largely on the effectiveness of our marketing efforts and on our ability to provide reliable products and services at competitive prices, as well as the outcome of our ongoing litigation with Oracle. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incurred in building our brand. If we fail to successfully promote and maintain our brand, our business could be adversely impacted.

If we fail to adequately protect our proprietary rights, our competitive position could be impaired and we may lose valuable assets, experience reduced revenue and incur costly litigation to protect our rights.

Our success is dependent, in part, upon protecting our proprietary products, services, knowledge, software tools and processes. We rely on a combination of copyrights, trademarks, service marks, trade secret laws and contractual restrictions to establish and protect our proprietary rights. However, the steps we take to protect our intellectual property may be inadequate. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Any of our copyrights, trademarks, service marks, trade secret rights or other intellectual property rights may be challenged by others or invalidated through administrative process or litigation. Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain. Despite our precautions, it may be possible for unauthorized third parties to copy or use information that we regard as proprietary to create products and services that compete with ours. In addition, the laws of some countries do not protect proprietary rights to the same extent as the laws of the United States. To the extent we expand our global activities, our exposure to unauthorized copying and use of our processes and software tools may increase.

We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with the parties with whom we have strategic relationships and business alliances. No assurance can be given that these agreements will be effective in controlling access to and distribution of our proprietary, intellectual property. Further, these agreements may not prevent our competitors from independently developing products and services that are substantially equivalent or superior to our products and services.

There can be no assurance that we will receive any patent protection for our proprietary software tools and processes. Even if we were to receive patent protection, those patent rights could be invalidated at a later date. Furthermore, any such patent rights may not adequately protect our processes, our software tools or prevent others from designing around our patent claims.

In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Litigation brought to protect and enforce our intellectual property rights could be costly, time consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our products, processes and software tools against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay further sales or the implementation of our products and services, impair the functionality of our products and services, delay introductions of new products and services, result in our substituting inferior or more costly technologies into our products and services, or injure our reputation.

We may not be able to utilize a significant portion of our net operating loss carryforwards, which could adversely affect our profitability.

We have U.S. federal and state net operating loss carryforwards due to prior period losses, which could expire unused and be unavailable to offset future income tax liabilities, which could adversely affect our profitability.

In addition, under Section 382 of the Internal Revenue Code of 1986, as amended (Code), our ability to utilize net operating loss carryforwards or other tax attributes in any taxable year may be limited if we experience an “ownership change”. A Section 382 “ownership change” generally occurs if one or more stockholders or groups of stockholders who own at least 5% of our stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Similar rules may apply under state tax laws in the United States. This offering or future issuances of our stock could cause an “ownership change”. It is possible that an ownership change, or any future ownership change, could have a material effect on the use of our net operating loss carryforwards or other tax attributes, which could adversely affect our profitability.

We are a multinational organization faced with increasingly complex tax issues in many jurisdictions, and we could be obligated to pay additional taxes in various jurisdictions.

As a multinational organization, we may be subject to taxation in several jurisdictions worldwide with increasingly complex tax laws, the application of which can be uncertain. The amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents, which could have a material adverse effect on our liquidity and results of operations. In addition, the authorities in these jurisdictions could review our tax returns and impose additional tax, interest and penalties, and the authorities could claim that various withholding requirements apply to us or our subsidiaries or assert that benefits of tax treaties are not available to us or our subsidiaries, any of which could have a material impact on us and the results of our operations.

Future acquisitions, strategic investments, partnerships or alliances could be difficult to identify and integrate, divert the attention of management, disrupt our business, dilute stockholder value and adversely affect our financial condition and results of operations.

While our current Credit Facility restricts our ability to make acquisitions, we may in the future seek to acquire or invest in businesses, products or technologies that we believe could complement or expand our services, enhance our technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not the acquisition purchases are completed. If we acquire businesses, we may not be able to integrate successfully the acquired personnel, operations and technologies, or effectively manage the combined business following the acquisition. We may not be able to find and identify desirable acquisition targets or be successful in entering into an agreement with any particular target or obtain adequate financing to complete such acquisitions. Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our results of operations. In addition, if an acquired business fails to meet our expectations, our business, financial condition and results of operations may be adversely affected.

Failure to comply with laws and regulations could harm our business.

Our business is subject to regulation by various global governmental agencies, including agencies responsible for monitoring and enforcing employment and labor laws, workplace safety, environmental laws, consumer protection laws, anti-bribery laws, import/export controls, federal securities laws and tax laws and regulations. For example, transfer of certain software outside of the United States or to certain persons is regulated by export controls. In certain jurisdictions, these regulatory requirements may be more stringent than those in the United States. Noncompliance with applicable regulations or requirements could subject us to investigations, sanctions, mandatory recalls, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties or injunctions and may result in our inability to provide certain products and services to prospective clients or clients. If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, or if clients made claims against us for compensation, our business, financial condition and results of operations could be harmed. In addition, responding to any action will likely result in a significant diversion of management’s attention and resources and an increase in professional fees and costs. Enforcement actions and sanctions could further harm our business, financial condition and results of operations.

Catastrophic events may disrupt our business.

We rely heavily on our network infrastructure and information technology systems for our business operations. A disruption or failure of these systems in the event of online attack, earthquake, fire, terrorist attack, power loss, telecommunications failure or other catastrophic event could cause system interruptions, delays in accessing our service, reputational harm, loss of critical data or could prevent us from providing our products and services to our clients. In addition, several of our employee groups reside in areas particularly susceptible to earthquakes, such as the San Francisco Bay Area and Japan, and a major earthquake or other catastrophic event could affect our employees, who may not be able to access our systems or otherwise continue to provide our services to our clients. A catastrophic event that results in the destruction or disruption of our data centers, or our network infrastructure or information technology systems, or access to our systems, could affect our ability to conduct normal business operations and adversely affect our business, financial condition and results of operations.

Changes in financial accounting standards or practices may cause adverse, unexpected financial reporting fluctuations and affect our reported results of operations.

Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board (FASB), the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in accounting standards or practices can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business. Accounting for revenue from sales of subscriptions to software products and services is particularly complex, is often the subject of intense scrutiny by the SEC, and will evolve when the new standard on revenue recognition, which was issued by FASB in May 2014, is implemented. The final revenue recognition standard is currently expected to take effect for us in the year ending December 31, 2018, assuming the mergers referred to in this joint proxy statement/prospectus are not consummated, otherwise it will be effective for the year ended December 31, 2019. Management has not completed its evaluation to determine the impact and method that adoption of this standard will have on Rimini Street’s consolidated financial statements.

In addition, in February 2016, the FASB issued ASU No. 2016-02, Leases, which requires organizations that lease assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. Under the new guidance, both finance and operating leases will be required to be recognized on the balance sheet. Additional quantitative and qualitative disclosures, including significant judgments made by the management, will also be required. The new lease guidance is expected to take effect for us in the year ending December 31, 2019, assuming the mergers referred to in this joint proxy statement/prospectus are not consummated, otherwise it will be effective for the year ended December 31, 2020. Early adoption is permitted. However, the new guidance must be adopted retrospectively to each prior reporting period presented upon initial adoption. Management has not completed its evaluation to determine the impact that adoption of this standard will have on Rimini Street’s consolidated financial statements.

Risks Related to the Consummation of the Domestication

The domestication may result in adverse tax consequences for holders of GPIA ordinary shares.

U.S. Holders (as defined in “U.S. Federal Income Tax Considerations” below) of GPIA ordinary shares may be subject to U.S. federal income tax as a result of the domestication. Additionally, non-U.S. Holders (as defined in “U.S. Federal Income Tax Considerations” below) of GPIA ordinary shares may become subject to withholding tax on any dividends paid on RMNI common stock subsequent to the domestication.

A U.S. Holder who on the day of the domestication beneficially owns (actually or constructively) GPIA ordinary shares with a fair market value of $50,000 or more, but less than 10% of the total combined voting power of all classes of GPIA ordinary shares entitled to vote, generally will recognize gain (but not loss) in respect of the domestication as if such holder exchanged its GPIA ordinary shares for RMNI common stock in a taxable transaction, unless such U.S. Holder elects in accordance with applicable Treasury regulations to include in income the “all earnings and profits amount” (as defined in the Treasury Regulations) attributable to the GPIA ordinary shares held directly by such holder.

A U.S. Holder who on the day of the domestication beneficially owns (actually or constructively) 10% or more of the total combined voting power of all classes of GPIA ordinary shares entitled to vote, will generally be required to include in income as a dividend the “all earnings and profits amount” attributable to the GPIA ordinary shares held directly by such holder.

Additionally, proposed Treasury Regulations with a retroactive effective date have been promulgated under Section 1291(f) of the Code which generally require that, a U.S. person who disposes of stock of a PFIC (including for this purpose exchanging GPIA warrants for newly issued RMNI warrants in the domestication) must recognize gain equal to the excess of the fair market value of such PFIC stock over its adjusted tax basis, notwithstanding any other provision of the Code. If GPIA is considered a PFIC for U.S. federal income tax purposes, these regulations, if finalized in their current form, would generally require U.S. Holders of GPIA ordinary shares to recognize gain on the exchange of GPIA ordinary shares or warrants for RMNI common stock or warrants pursuant to the domestication unless such U.S. Holder has made certain tax elections with respect to such holder’s GPIA ordinary shares. The tax on any such gain would be imposed at the rate applicable to ordinary income and an interest charge would apply based on complex rules designed to offset the tax deferral to such holders on the undistributed earnings, if any, of GPIA. The same rule may also apply to a U.S. Holder who exchanges GPIA warrants for RMNI warrants, however a U.S. Holder cannot currently make the elections mentioned above with respect to such holder’s GPIA warrants. It is not possible to determine at this time whether, in what form, and with what effective date, final Treasury regulations under Section 1291(f) of the Code will be adopted.

Because the domestication will occur immediately prior to the redemption of GPIA ordinary shares, U.S. Holders of GPIA ordinary shares exercising redemption rights will be subject to the potential tax consequences of Section 367 of the Code as a result of the domestication.

All holders are strongly urged to consult a tax advisor for the tax consequences of the domestication to their particular situation. For a more detailed description of the U.S. federal income tax consequences associated with the domestication, see “U.S. Federal Income Tax Considerations” beginning on page 163 of this joint proxy statement/prospectus.

Upon consummation of the business combination, the rights of holders of RMNI common stock arising under the DGCL as well as RMNI’s certificate of incorporation and bylaws will differ from and may be less favorable to the rights of holders of GPIA ordinary shares arising under the Cayman Islands Companies Law as well as our current memorandum and articles of association.

Upon consummation of the business combination, the rights of holders of RMNI common stock will arise under the certificate of incorporation and bylaws of RMNI as well as the DGCL. Those new organizational documents and the DGCL contain provisions that differ in some respects from those in our current memorandum and articles of association and the Cayman Islands Companies Law and, therefore, some rights of holders of RMNI common stock could differ from the rights that holders of GPIA ordinary shares currently possess. For instance, while class actions are generally not available to shareholders under Cayman Islands Companies Law, such actions are generally available under the DGCL. This change could increase the likelihood that RMNI becomes involved in costly litigation, which could have a material adverse effect on RMNI.

In addition, there are differences between the new organizational documents of RMNI and the current constitutional documents of GPIA. For a more detailed description of the rights of holders of RMNI common stock and how they may differ from the rights of holders of GPIA ordinary shares, please see “Comparison of Corporate Governance and Shareholder Rights”. Forms of the certificate of incorporation and the bylaws of RMNI are attached as Annexes C and D, respectively, to this joint proxy statement/ prospectus and we urge you to read them.

Risks Related to the Business Combination

Upon consummation of the business combination, up to an estimated 50,183,837 shares of RMNI common stock, such maximum representing approximately 71.5% of RMNI’s post-issuance outstanding common stock, will be issued to the stockholders of Rimini Street . This issuance of common stock will dilute the interests of our existing shareholders.

In accordance with the terms and subject to the conditions of the merger agreement and subject to certain adjustments set forth therein, the aggregate purchase price for the business combination and related transactions is $775 million, which amount will be (i) reduced by, among other things set forth in the merger agreement, the amount of the indebtedness of Rimini Street existing on the Closing Date (as defined in the merger agreement) of the first merger (including all make-whole obligations and exit or similar fees payable to any third party), (ii) increased by, among other things set forth in the merger agreement, the cash and cash equivalents held by or on behalf of Rimini Street on the Closing Date (as defined in the merger agreement) of the first merger, and (iii) reduced by the unpaid transaction fees and expenses associated with the business combination incurred by Rimini Street and its subsidiaries. The merger consideration is payable entirely in newly issued common stock of RMNI based on a per share issue price of $10.00 per share.

It is currently expected that the business combination will be consummated by August 31, 2017. The precise amount of such adjustments is to be calculated as of the Closing Date and is therefore not currently known. However, based on an illustrative Closing Date of May 31, 2017 (being the most recent date for which Rimini Street month end balance sheet data is available prior to the date of this joint proxy statement/prospectus), GPIA estimates a downward adjustment of approximately $156.5 million. Such downward adjustment represents the net result of (i) a $175.3 million reduction in respect of the amount of the indebtedness of Rimini Street existing on the Closing Date (as defined in the merger agreement) of the first merger (including all make-whole obligations and exit or similar fees payable to any third party), (ii) a $32.4 million increase in respect of the cash and cash equivalents held by or on behalf of Rimini Street on the Closing Date (as defined in the merger agreement) of the first merger, and (iii) a $13.6 million reduction in respect of unpaid transaction fees and expenses associated with the first merger incurred by Rimini Street and its subsidiaries. Based on such estimated adjustment, upon consummation of the business combination the stockholders of Rimini Street immediately prior to consummation of the first merger will receive an aggregate of shares of RMNI common stock equating to approximately $618.5 million (based on a per share issue price of $10.00 per share). The merger consideration is subject to adjustment to appropriately reflect the effect of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change prior to consummation of the first merger, although no such events are currently contemplated.

It is currently expected that the business combination will be consummated by August 31, 2017. The estimation of the merger consideration described above is based on Rimini Street financial data as of May 31, 2017 and will change based upon, among other things, (i) the total debt obligations of Rimini Street on the Closing Date, which fluctuate in the ordinary course of business (including as a result of scheduled payments in respect of the Credit Facility between May 31, 2017 and August 31, 2017) and (ii) the cash and cash equivalents of Rimini Street on the Closing Date, which fluctuate in the ordinary course of business, including as a result of debt amortization payments.

Therefore, assuming that 50,183,837 shares of RMNI common stock would be issued by RMNI to the former equityholders of Rimini Street in connection with the business combination, this would represent 71.5% of RMNI’s common stock following the issuance of such shares (assuming that the Sponsor does not subscribe for any common shares pursuant to its equity commitment at or prior to the consummation of the business combination and assuming that no public shareholders exercise their redemption rights).

The issuance of additional common stock:

•	will significantly dilute the equity interests of existing holders of GPIA securities; and
•	may adversely affect prevailing market prices for our units, ordinary shares and/or warrants.

Our ability to successfully effect the business combination and to be successful thereafter will be dependent upon the efforts of key personnel of RMNI, some of whom may be from GPIA or Rimini Street and some of whom may join RMNI following the business combination. The loss of key personnel or the hiring of ineffective personnel after the business combination could negatively impact the operations and profitability of RMNI.

Although some of GPIA’s key personnel may remain with the target business in senior management or advisory positions following our business combination, we expect Rimini Street’s current management to remain in place. While we intend to recruit and hire key individuals after the business combination, we cannot assure you that we will be successful in identifying, recruiting and integrating such key personnel.

The price of RMNI common stock, warrants and units may be volatile.

Upon consummation of the business combination, the price of RMNI common stock, warrants and units may fluctuate due to a variety of factors, including:

•	adverse developments in our continuing litigation with Oracle;
•	our ability to effectively service our outstanding debt obligations;
•	the announcement of new products or product enhancements by us or our competitors;
•	developments concerning intellectual property rights;
•	changes in legal, regulatory and enforcement frameworks impacting our products;
•	variations in our and our competitors’ results of operations;
•	the addition or departure of key personnel;
•	announcements by us or our competitors of acquisitions, investments or strategic alliances;
•	actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in Rimini Street’s industry;
•	the failure of securities analysts to publish research about us, or shortfalls in our results of operations compared to levels forecast by securities analysts; and
•	the general state of the securities market.

These market and industry factors may materially reduce the market price of RMNI common stock, regardless of the operating performance of RMNI, including the Rimini Street business acquired in the business combination.

One of GPIA’s existing directors and an employee of GP Investments will become directors of RMNI upon consummation of the business combination. Such directors may agree to service agreements with RMNI. These agreements may provide for them to receive compensation following consummation of the business combination with Rimini Street and as a result, may cause them to have conflicts of interest in determining whether the business combination with Rimini Street is the most advantageous.

One of GPIA’s existing directors and an employee of GP Investments will become directors of RMNI upon consummation of the business combination. Such directors may agree to service agreements with RMNI which may provide for them to receive compensation following consummation of the business combination with Rimini Street. Therefore, the personal and financial interests of such persons may have influenced their motivation in identifying and selecting Rimini Street as a target business.

Following consummation of the business combination, 6.1% of the RMNI common stock will be held by the Sponsor and 59.8% will be held by the Lock-up Stockholders (in each case on the assumptions set forth in the paragraph below). Future resales of RMNI common stock held by these significant stockholders may cause the market price of the RMNI common stock to drop significantly.

Assuming that (i) the Sponsor does not subscribe for any common shares pursuant to its equity commitment at or prior to the consummation of the business combination, (ii) RMNI issues 50,183,837 shares of RMNI common stock to the former equityholders of Rimini Street pursuant to the merger agreement and (iii) no public shareholders exercise their redemption rights, immediately following consummation of the business combination, 6.1% of the RMNI common stock will be held by the Sponsor, 59.8% of the outstanding RMNI common stock will be held by the Lock-up Stockholders and 26.5% of the RMNI common stock will be held by Rimini Street’s directors and officers.

Assuming that (i) RMNI issues 50,183,837 shares of RMNI common stock to the former equityholders of Rimini Street pursuant to the merger agreement, (ii) that the Sponsor subscribes for 3,500,000 GPIA ordinary shares pursuant to its equity commitment at or prior to the consummation of the business combination and (iii) that holders of 14,205,056 GPIA ordinary shares (or 90.5% of the outstanding public shares) (being our estimate of the maximum number of GPIA public shares that could be redeemed in order for GPIA to have $50,000,000 of available cash upon consummation of the first merger, after taking into account the Sponsor’s maximum equity commitment of $35,000,000) elect to redeem their ordinary shares in connection with the business combination, immediately following consummation of the business combination, 13.0% of the RMNI common stock will be held by the Sponsor, 70.6% of the outstanding RMNI common stock will be held by the Lock-up Stockholders and 31.3% of the RMNI common stock will be held by Rimini Street’s directors and officers.

The Lock-up Stockholders have agreed in the lock-up letter not to transfer or otherwise dispose of any shares of RMNI common stock that they receive upon consummation of the business combination for a period of twelve months from the consummation of the business combination, subject to certain exceptions (including an exception related to when, following the six month anniversary of the consummation of the business combination, the 20 trading day volume weighted average price of RMNI common stock exceeds a specified price per share). See “GPIA Business Combination Proposal—Related Agreements—Lock-Up Letter”.

In addition, the ordinary shares held by the initial shareholders are held in an escrow account maintained in New York, New York by Continental Stock Transfer & Trust Company, acting as escrow agent. Subject to certain limited exceptions, these shares will not be transferred, assigned or sold until released from escrow on the date that is one year after the date of the consummation of our initial business combination or earlier if, subsequent to our business combination, (i) the last sale price of our ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination or (ii) we consummate a subsequent liquidation, merger, share exchange or other similar transaction which results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property.

If any significant stockholder sells large amounts of RMNI common stock in the open market or in privately negotiated transactions, this could have the effect of increasing the volatility in the price of RMNI common stock or putting significant downward pressure on the price of RMNI common stock.

We currently intend to only complete one business combination with the proceeds of our initial public offering and the sale of the private placement warrants, which will cause us to be solely dependent on Rimini Street’s business, which is focused on a specific industry sector. This lack of diversification may negatively impact our operations and profitability.

The net proceeds from the offering and the sale of the private placement of warrants provided us with $172.5 million that we may use to complete our business combination (including an aggregate of $6,037,500 of deferred underwriting commissions and other fees being held in the trust account). As of March 31, 2017, there was cash and marketable securities held in the trust account of $173,227,105 and, as of May 25, 2017 (after giving effect to the redemptions of public shares redeemed in connection with the Extension), there was cash and marketable securities held in the trust account of $157,791,185.

We currently intend to only complete one business combination with the proceeds of our initial public offering and the sale of the private placement warrants. By completing our initial business combination with only a single entity, our lack of diversification may result in numerous economic, competitive and regulatory consequences to us. Further, we would not be able to diversify our operations or benefit from the possible spreading of risks or offsetting of losses, unlike other entities, which may have the resources to complete several business combinations in different industries or different areas of a single industry. Accordingly, the prospects for our success will be solely dependent upon the business and financial performance of Rimini Street. This lack of diversification may have a substantial adverse impact upon our operations and profitability.

If a GPIA public shareholder fails to receive notice of our offer to redeem RMNI public shares in connection with the business combination, or fails to comply with the procedures for tendering its shares, such shares may not be redeemed.

We will comply with the proxy rules when conducting redemptions of our shares in connection with the business combination. Despite our compliance with these rules, if a GPIA public shareholder fails to receive our proxy materials, such public shareholder may not become aware of the opportunity to redeem the RMNI public shares that it will hold upon the domestication. In addition, the proxy materials, including this joint proxy statement/prospectus that we will furnish to holders of our public shares in connection with the proposed business combination will describe the various procedures that must be complied with in order to validly redeem public shares. For example, we require our public shareholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name”, to deliver their ordinary shares to Continental Stock Transfer & Trust Company, GPIA’s transfer agent, physically or electronically through Depository Trust Company prior to the vote on the business combination proposal. In the event that a public shareholder fails to comply with these or any other procedures, its RMNI public shares may not be redeemed for a pro rata portion of the trust account. See Extraordinary General Meeting of Shareholders of GPIA—Redemption Rights” for the procedures to be followed if you wish to elect to redeem the RMNI public shares you will hold upon the domestication.

If you or a “group” of shareholders are deemed to hold in excess of 20% of our ordinary shares, you will lose the ability to redeem all such shares in excess of 20% of our ordinary shares.

Our memorandum and articles of association provide that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption rights with respect to more than an aggregate of 20% of the shares sold in our initial public offering, which we refer to as the “Excess Shares”. However, we would not be restricting our shareholders’ ability to vote all of their shares (including Excess Shares) for or against our initial business combination. Your inability to redeem the Excess Shares will reduce your influence over our ability to complete our business combination and you could suffer a material loss on your investment in us if you sell Excess Shares in open market transactions. Additionally, you will not receive redemption distributions with respect to the Excess Shares if we complete our business combination. As a result, you will continue to hold that number of shares exceeding 20% and, in order to dispose of such shares, would be required to sell your shares in open market transactions, potentially at a loss.

In order to determine whether a shareholder is acting in concert or as a group with another shareholder, GPIA will require each public shareholder seeking to exercise redemption rights to certify to GPIA whether such shareholder is acting in concert or as a group with any other shareholder. Such certifications, together with other public information relating to stock ownership available to GPIA at that time, such as Section 13D, Section 13G and Section 16 filings under the Exchange Act, will be the sole basis on which GPIA makes the above-referenced determination. Notwithstanding the foregoing, shareholders may challenge GPIA’s determination as to whether a shareholder is acting in concert or as a group with another shareholder in a court of competent jurisdiction.

NASDAQ may not list RMNI’s securities on its exchange, which could limit investors’ ability to make transactions in RMNI’s securities and subject RMNI to additional trading restrictions.

In connection with the business combination, in order to continue to maintain the listing of our securities on NASDAQ, we will be required to demonstrate compliance with NASDAQ’s initial listing requirements, which are more rigorous than NASDAQ’s continued listing requirements. We will apply to have RMNI’s securities listed on NASDAQ upon consummation of the business consummation. RMNI will be required to meet the initial listing requirements to be listed. We cannot assure you that we will be able to meet all initial listing requirements. Even if RMNI’s securities are listed on NASDAQ, RMNI may be unable to maintain the listing of its securities in the future.

If RMNI fails to meet the initial listing requirements and NASDAQ does not list its securities on its exchange, Rimini Street would not be required to consummate the first merger. In the event that Rimini Street elected to waive this condition, and the first merger was consummated without RMNI’s securities being listed on NASDAQ or on another national securities exchange, RMNI could face significant material adverse consequences, including:

•	a limited availability of market quotations for RMNI’s securities;
•	reduced liquidity for RMNI’s securities;
•	a determination that RMNI’s shares of common stock are a “penny stock” which will require brokers trading in RMNI’s ordinary shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for RMNI’s securities;
•	a limited amount of news and analyst coverage; and
•	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities”. If RMNI’s securities were not listed on NASDAQ, such securities would not be covered securities and we would be subject to regulation in each state in which we offer our securities because states are not preempted from regulating the sale of securities that are not covered securities.

Neither the board of directors nor the special transaction committee obtained a third party valuation in determining whether or not to pursue the business combination.

Neither the board of directors nor the special transaction committee is required to obtain an opinion from an independent investment banking or accounting firm that the price we are paying for Rimini Street is fair to our company from a financial point of view. Neither the board of directors nor the special transaction committee obtained a third party valuation in connection with the business combination. In analyzing the business combination our board of directors and management conducted due diligence on Rimini Street and researched the industry in which Rimini Street operates. The board of directors reviewed comparisons of selected financial data of Rimini Street with its peers in the industry and unlevered free cash flow analysis and concluded that the business combination was in the best interest of its shareholders. Accordingly, investors will be relying solely on the judgment of our board of directors and management in valuing Rimini Street, and our board of directors and management may not have properly valued such business. The lack of a third party valuation may also lead an increased number of shareholders to vote against the business combination or demand redemption of their shares, which could potentially impact our ability to consummate the business combination.

Since the Sponsor, as well as our executive officers and directors have interests which may differ from, or be in addition to (and which may conflict with), the interests of our shareholders, a conflict of interest may have existed in determining whether the business combination with Rimini Street is appropriate as our initial business combination. Such interests include that the Sponsor and our directors will lose their entire investment in us if our business combination is not completed.

The Sponsor and our directors will lose their entire investment in us if our business combination is not completed. Therefore, a conflict of interest may have existed in determining whether the business combination with Rimini Street is appropriate as our initial business combination.

On March 2, 2015, the Sponsor purchased an aggregate of 4,312,500 founder shares for an aggregate purchase price of $25,000, or approximately $0.006 per share. The number of founder shares issued was determined based on the expectation that such founder shares would represent 20% of the outstanding shares after our initial public offering. Prior to the closing of our initial public offering, the Sponsor transferred 20,000 founder shares to each of the independent directors at the time of the consummation of our initial public offering at their original purchase price. The founder shares will be worthless if we do not complete an initial business combination. In addition, simultaneously with the consummation of our initial public offering, the Sponsor purchased an aggregate 6,062,500 private placement warrants, each exercisable for one ordinary share at $11.50 per share, for a purchase price of $6,062,500, or $1.00 per warrant, which will also be worthless if we do not complete a business combination. In addition, an affiliate of the Sponsor owns 52,100 warrants that were acquired by such affiliate in the secondary market following our initial public offering, which would similarly be worthless if we do not complete a business combination. The founder shares are identical to the ordinary shares included in the units being sold in our initial public offering. However, the holders have entered into letter agreements with us, pursuant to which they have agreed (A) to vote any shares owned by them in favor of any proposed business combination and (B) not to redeem any shares in connection with a shareholder vote to approve a proposed initial business combination.

The securities of GPIA held by the Sponsor, an affiliate of the Sponsor and our independent directors had an aggregate market value of $48,803,787 on June 29, 2017, based upon the most recent closing prices of the securities on the NASDAQ. Furthermore, the Sponsor is entitled to reimbursement of out-of-pocket expenses incurred by it in connection with certain activities on GPIA’s behalf, such as identifying and investigating possible business targets and business combinations. These expenses will be repaid upon consummation of the business combination with Rimini Street. However, if GPIA fails to consummate the business combination, they will not have any claim against the trust account for reimbursement.

Accordingly, GPIA may not be able to reimburse these expenses if the business combination is not consummated. See “GPIA Business Combination Proposal—Interests of GPIA’s Directors and Officers in the Business Combination”.

In addition, the Sponsor and our directors and their respective affiliates have certain interests in and arising from the business combination that are different from, or in addition to (and which may conflict with), the interests of our public shareholders, which may result in a conflict of interest. One example of such a conflict is the continuation of at least two of our existing directors, Antonio Bonchristiano and Fersen Lamas Lambranho, as directors of the post-combination company.

The personal and financial interests of the Sponsor as well as our executive officers and our directors may have influenced their motivation in identifying and selecting Rimini Street as a business combination target, completing an initial business combination with Rimini Street and influencing the operation of the business following the initial business combination. In considering the recommendations of GPIA’s board of directors to vote for the proposals, its shareholders should consider these interests.

The exercise of GPIA’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the business combination may result in a conflict of interest when determining whether such changes to the terms of the business combination or waivers of conditions are appropriate and in GPIA’s shareholders’ best interest.

In the period leading up to the closing of the business combination, events may occur that, pursuant to the merger agreement, would require GPIA to agree to amend the merger agreement, to consent to certain actions taken by Rimini Street or to waive rights that GPIA is entitled to under the merger agreement. Such events could arise because of changes in the course of Rimini Street’s business, a request by Rimini Street to undertake actions that would otherwise be prohibited by the terms of the merger agreement or the occurrence of other events that would have a material adverse effect on Rimini Street’s business and would entitle GPIA to terminate the merger agreement. In any of such circumstances, it would be at GPIA’s discretion, acting through its board of directors, to grant its consent or waive those rights. The existence of financial and personal interests of one or more of the directors described in the preceding risk factors may result in a conflict of interest on the part of such director(s) between what he or they may believe is best for GPIA and its shareholders and what he or they may believe is best for himself or themselves in determining whether or not to take the requested action. As of the date of this joint proxy statement/prospectus, GPIA does not believe there will be any changes or waivers that GPIA’s directors and officers would be likely to make after shareholder approval of the business combination proposal has been obtained. While certain changes could be made without further shareholder approval, GPIA will circulate a new or amended joint proxy statement/prospectus and resolicit GPIA’s shareholders if changes to the terms of the transaction that would have a material impact on its shareholders are required prior to the vote on the business combination proposal.

The amendment, modification or waiver of the merger agreement in any manner that could reasonably be expected to be materially adverse to Rimini Street or the agents and lenders under the Credit Facility requires the prior written consent of the Origination Agent. There can be no assurance that GPIA, Let’s Go and Rimini Street would waive any such provision of the merger agreement, or that the agents and lenders under the Credit Facility would provide any required consents to such amendments, modifications or waivers.

Subsequent to consummation of the business combination, we may be required to subsequently take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and our share price, which could cause you to lose some or all of your investment.

We cannot assure you that the due diligence conducted in relation to Rimini Street has identified all material issues or risks associated with Rimini Street, its business or the industry in which it competes. Furthermore, we cannot assure you that factors outside of Rimini Street and our control will not later arise. As a result of these factors, we may incur additional costs and expenses and we may be forced to later write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in our reporting losses. Even if our due diligence has identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. If any of these risks materialize, this could have a material adverse effect on our financial condition and results of operations and could contribute to negative market perceptions about our securities or RMNI. Accordingly, any shareholders of GPIA who choose to remain RMNI stockholders following the business combination could suffer a reduction in the value of their shares, warrants and units. Such shareholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by our officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the tender offer materials or proxy statement relating to the business combination contained an actionable material misstatement or material omission.

The unaudited pro forma financial information included elsewhere in this joint proxy statement/prospectus may not be indicative of what RMNI’s actual financial position or results of operations would have been.

The unaudited pro forma financial information in this joint proxy statement/prospectus is presented for illustrative purposes only, has been prepared based on a number of assumptions and is not necessarily indicative of what RMNI’s actual financial position or results of operations would have been had the business combination been completed on the dates indicated. The unaudited pro forma condensed combined financial information does not reflect any cost savings, operating synergies or revenue enhancements that the combined companies may achieve as a result of the business combination or the costs to combine the operations of GPIA and Rimini Street or the costs necessary to achieve these cost savings, operating synergies and revenue enhancements. See “Unaudited Pro Forma Condensed Combined Financial Information”.

Reports published by analysts, including projections in those reports that differ from our actual results, could adversely affect the price and trading volume of our common shares.

Securities research analysts may establish and publish their own periodic projections for RMNI following consummation of the business combination. These projections may vary widely and may not accurately predict the results we actually achieve. Our share price may decline if our actual results do not match the projections of these securities research analysts. Similarly, if one or more of the analysts who write reports on us downgrades our stock or publishes inaccurate or unfavorable research about our business, our share price could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, our share price or trading volume could decline. While we expect research analyst coverage following consummation of the business combination, if no analysts commence coverage of us, the market price and volume for our common shares could be adversely affected.

Risks If the Adjournment Proposal Is Not Approved

If the adjournment proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the business combination and the domestication, GPIA’s board of directors will not have the ability to adjourn the extraordinary general meeting to a later date in order to solicit further votes, and, therefore, the business combination will not be approved, and, therefore, the business combination may not be consummated.

GPIA’s board of directors is seeking approval to adjourn the extraordinary general meeting to a later date or dates if, at the extraordinary general meeting, based upon the tabulated votes, there are insufficient votes to approve each of the condition precedent proposals. If the adjournment proposal is not approved, GPIA’s board will not have the ability to adjourn the extraordinary general meeting to a later date and, therefore, will not have more time to solicit votes to approve the condition precedent proposals. In such events, the first merger would not be completed.

Risks If the Domestication and the Business Combination are not Consummated

If we are not able to complete the business combination with Rimini Street by August 31, 2017 (or, subject to the conditions in the merger agreement pursuant to which this date may be extended by GPIA, November 17, 2017), nor able to complete another business combination by November 27, 2017, we would cease all operations except for the purpose of winding up and we would redeem our public shares and liquidate the trust account, in which case our public shareholders may only receive approximately $10.00 per share and our warrants will expire worthless.

The Sponsor, executive officers and directors have agreed that we must complete our initial first merger by November 27, 2017. If we have not completed the business combination with Rimini Street by August 31, 2017 (or, subject to the conditions in the merger agreement pursuant to which this date may be extended by GPIA, November 17, 2017), nor able to complete another business combination by November 27, 2017, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the trust account including interest earned on the funds held in the trust account and not previously released to us to pay taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under the Cayman Islands Companies Law to provide for claims of creditors and the requirements of other applicable law. In such case, our public shareholders may only receive approximately $10.00 per share and our warrants will expire worthless.

You will not have any rights or interests in funds from the trust account, except under certain limited circumstances. To liquidate your investment, therefore, you may be forced to sell your public shares or warrants, potentially at a loss.

Our public shareholders will be entitled to receive funds from the trust account only upon the earliest to occur of: (i) our completion of an initial business combination, and then only in connection with those of our ordinary shares that such shareholder properly elected to redeem, subject to the limitations described in this joint proxy statement/prospectus, (ii) a shareholder vote to amend our memorandum and articles of association to modify the substance or timing of our obligation to redeem 100% of our public shares if we do not complete our initial business combination by November 27, 2017, and then only in connection with those of our ordinary shares that such shareholder properly elected to redeem, and (iii) the redemption of our public shares if we are unable to complete an initial business combination by November 27, 2017, subject to applicable law and as further described in this joint proxy statement/prospectus. In no other circumstances will a public shareholder have any right or interest of any kind in the trust account. Accordingly, to liquidate your investment, you may be forced to sell your public shares or warrants, potentially at a loss.

If we are unable to consummate our initial business combination, our public shareholders may be forced to wait until after November 27, 2017 before redemption from the trust account.

If we are unable to consummate our initial business combination by November 27, 2017, we will distribute the aggregate amount then on deposit in the trust account (less up to $100,000 of the net interest earned thereon to pay dissolution expenses), pro rata to our public shareholders by way of redemption and cease all operations except for the purposes of winding up of our affairs, as further described in this joint proxy statement/prospectus. Any redemption of public shareholders from the trust account shall be affected automatically by function of our memorandum and articles of association prior to any voluntary winding up. If we are required to wind-up, liquidate the trust account and distribute such amount therein, pro rata, to our public shareholders, as part of any liquidation process, such winding up, liquidation and distribution must comply with the applicable provisions of the Cayman Islands Companies Law. In that case, investors may be forced to wait beyond November 27, 2017, before the redemption proceeds of the trust account become available to them, and they receive the return of their pro rata portion of the proceeds from the trust account. We have no obligation to return funds to investors prior to the date of our redemption or liquidation unless we consummate our initial business combination prior thereto and only then in cases where investors have sought to redeem their ordinary shares. Only upon our redemption or any liquidation will public shareholders be entitled to distributions if we are unable to complete our initial business combination.

If the net proceeds of our initial public offering not being held in the trust account are insufficient to allow us to operate through to November 27, 2017, and we are unable to obtain additional capital, we may be unable to complete our initial business combination, in which case our public shareholders may only receive $10.00 per share, and our warrants will expire worthless.

As of March 31, 2017, we had cash of $1,551 held outside the trust account, which is available for use by us to cover the costs associated with identifying a target business and negotiating a business combination and other general corporate uses. In addition, as of March 31, 2017, we had accounts payable and accrued expenses of $133,932. The funds available to us outside of the trust account may not be sufficient to allow us to operate for at least until November 27, 2017, assuming that our initial business combination is not completed during that time. Of the funds available to us, we could use a portion of the funds available to us to pay fees to consultants to assist us with our search for a target business. We could also use a portion of the funds as a down payment or to fund a “no-shop” provision (a provision in letters of intent designed to keep target businesses from “shopping” around for transactions with other companies on terms more favorable to such target businesses) with respect to a particular proposed business combination, although we do not have any current intention to do so. If we entered into a letter of intent where we paid for the right to receive exclusivity from a target business and were subsequently required to forfeit such funds (whether as a result of our breach or otherwise), we might not have sufficient funds to continue searching for, or conduct due diligence with respect to, a target business.

If we are required to seek additional capital, we would need to borrow funds from the Sponsor, members of our management team or other third parties to operate or may be forced to liquidate. Neither the Sponsor, members of our management team nor any of their affiliates is under any obligation to advance funds to us in such circumstances. Any such advances would be repaid only from funds held outside the trust account or from funds released to us upon completion of our initial business combination. If we are unable to obtain these loans, we may be unable to complete our initial business combination. If we are unable to complete our initial business combination because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the trust account. Consequently, our public shareholders may only receive approximately $10.00 per share on our redemption of our public shares, and our warrants will expire worthless.

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF GPIA

General

GPIA is furnishing this joint proxy statement/prospectus to GPIA’s shareholders as part of the solicitation of proxies by GPIA’s board of directors for use at the extraordinary general meeting of the shareholders of GPIA to be held on [•], 2017, and at any adjournment thereof. This joint proxy statement/prospectus is first being furnished to GPIA’s shareholders on or about [•], 2017 in connection with the vote on the proposals described in this joint proxy statement/prospectus. This joint proxy statement/prospectus provides GPIA’s shareholders with information they need to know to be able to vote or instruct their vote to be cast at the extraordinary general meeting.

Date, Time and Place

The extraordinary general meeting of shareholders of GPIA will be held on [•], 2017, at [•] [a.m.][p.m.], Eastern Time, at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, at 4 Times Square, New York, New York, 10036.

Purpose of the GPIA Special Meeting

At the extraordinary general meeting, GPIA is asking holders of GPIA ordinary shares to:

•	consider and vote upon a proposal to approve by ordinary resolution and adopt the merger agreement, as amended by the merger agreement amendment, and to approve the transactions contemplated thereby, which, among other things, provides for an integrated transaction consisting of the merger of Let’s Go with and into Rimini Street, with Rimini Street as the surviving corporation (which we refer to as the first merger), with the surviving corporation from the first merger then merging with and into GPIA, with GPIA as the surviving corporation (which we refer to as the second merger) (we refer to this proposal as the business combination proposal);
•	consider and vote upon a proposal to approve by special resolution, assuming the business combination proposal is approved and adopted, the change of GPIA’s jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (we refer to this proposal as the domestication proposal);
•	consider and vote upon the following seven separate proposals to approve by special resolution, assuming the domestication proposal is approved and adopted, the following material differences between our current memorandum and articles of association and the proposed new certificate of incorporation and bylaws of RMNI:
(1)	to authorize (i) 600,000,000 additional shares of common stock of RMNI, which increases the total authorized shares of common stock to 1,000,000,000 shares of common stock and (ii) 80,000,000 additional shares of preferred stock of RMNI, which increases the total authorized shares of preferred stock to 100,000,000 (we refer to this as “organizational documents proposal A”);
(2)	to authorize the board of directors of RMNI to issue any or all shares of RMNI’s preferred stock in one or more classes or series, with such terms and conditions as may be expressly determined by RMNI’s board of directors and as may be permitted by the General Corporation Law of the State of Delaware (the “DGCL”) (we refer to this as “organizational documents proposal B”);
(3)	to authorize that directors of RMNI may only be removed for cause (we refer to this as “organizational documents proposal C”);
(4)	to authorize that only the RMNI board of directors, chairperson of the board of directors, chief executive offer or president (in the absence of the chief executive officer) may call a meeting of stockholders (we refer to this as “organizational documents proposal D”);
(5)	to authorize removal of the ability of RMNI stockholders to take action by written consent in lieu of a meeting (we refer to this as “organizational documents proposal E”);
(6)	to authorize holders of sixty-six and two-thirds percent (66 2/3%) of the then outstanding RMNI capital stock as the minimum threshold required for a stockholder vote to amend RMNI’s certificate of incorporation (other than the articles thereof relating to the company’s name, address and registered office, purpose and matters related to the company’s common and preferred stock) and bylaws (we refer to this as “organizational documents proposal F”); and

(7)	to authorize all other changes in connection with the replacement of our current memorandum and articles of association with a new certificate of incorporation and bylaws of RMNI as part of the domestication, including (i) changing the post-business combination corporate name from “GP Investments Acquisition Corp.” to “Rimini Street, Inc.” (with such change expected to be made immediately following the consummation of the second merger) and making RMNI’s corporate existence perpetual, (ii) adopting Delaware as the exclusive forum for certain stockholder litigation, and (iii) removing certain provisions related to our status as a blank check company that will no longer apply upon consummation of the business combination, all of which GPIA’s board of directors believe is necessary to adequately address the needs of RMNI after the business combination (we refer to this as “organizational documents proposal G”);
•	consider and vote upon a proposal to approve by ordinary resolution, assuming the organizational documents proposals are approved and adopted, for the purposes of complying with the applicable provisions of NASDAQ Listing Rule 5635, the issuance of RMNI common stock to (1) the existing stockholders of Rimini Street in connection with the business combination, and (2) the Sponsor that the Sponsor may purchase in connection with the consummation of the first merger pursuant to the Sponsor’s equity commitment, to the extent such issuance would require a shareholder vote under NASDAQ Listing Rule 5635 (we refer to this proposal as the stock issuance proposal and, collectively with the business combination proposal, the domestication proposal, and the organizational documents proposals, as the condition precedent proposals); and
•	consider and vote upon a proposal to approve by ordinary resolution the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the extraordinary general meeting, any of the condition precedent proposals would not be duly approved and adopted by our shareholders (we refer to this proposal as the adjournment proposal).

Recommendation of GPIA Board of Directors

GPIA’s board of directors has unanimously determined that the business combination proposal is in the best interests of GPIA and its shareholders; has unanimously approved the business combination proposal; unanimously recommends that shareholders vote “FOR” the business combination proposal, “FOR” the domestication proposal, “FOR” each of the separate organizational documents proposals, “FOR” the stock issuance proposal and “FOR” the adjournment proposal, in each case, if presented to the extraordinary general meeting.

The existence of financial and personal interests of one or more of GPIA’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of GPIA and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. See the section entitled “GPIA Business Combination Proposal—Interests of GPIA’s Directors and Officers in the Business Combination” for a further discussion of this.

Record Date; Who is Entitled to Vote

GPIA has fixed the close of business on [•], 2017, as the “record date” for determining GPIA shareholders entitled to notice of and to attend and vote at the extraordinary general meeting. As of the close of business on [•], 2017, there were 20,009,776 GPIA ordinary shares outstanding and entitled to vote. Each GPIA ordinary share is entitled to one vote per share at the extraordinary general meeting.

In connection with our initial public offering, our initial shareholders (consisting of the Sponsor and our independent directors at the time of our initial public offering) entered into letter agreements to vote their founder shares, as well as any public shares purchased during or after our initial public offering, in favor of the business combination proposal. In addition, on May 16, 2017, in connection with the transactions contemplated by the merger agreement, GPIAC, LLC entered into a transaction support and voting agreement with GPIA and Rimini Street, pursuant to which, among other things, GPIAC, LLC agreed to vote its GPIA ordinary shares in favor of the transactions at the extraordinary general meeting. As of the date of this joint proxy statement/prospectus, the aggregate number of shares covered by the transaction support and voting agreement entered into by GPIAC, LLC represents 21.3% of the outstanding GPIA ordinary shares. In addition, our independent directors have indicated that they intend to vote their shares in favor of all other proposals being presented at the extraordinary general meeting. As of the date of this joint proxy statement/prospectus, our independent directors own 0.3% of the outstanding GPIA ordinary shares.

Quorum

The presence, in person or by proxy, of a majority of all the outstanding ordinary shares entitled to vote constitutes a quorum at the extraordinary general meeting.

Abstentions and Broker Non-Votes

Proxies that are marked “abstain” and proxies relating to “street name” shares that are returned to GPIA but marked by brokers as “not voted” will be treated as shares present for purposes of determining the presence of a quorum on all matters. They will also not be treated as shares voted on the matter. If a shareholder does not give the broker voting instructions, under applicable self-regulatory organization rules, its broker may not vote its shares on “non-routine” proposals, such as the business combination proposal, the domestication proposal and the various organizational documents proposals.

Vote Required for Approval

The approval of the business combination proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the then outstanding GPIA ordinary shares who, being present and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

The approval of the domestication proposal requires a special resolution under the Cayman Islands Companies Law, being the affirmative vote of the holders of at least two-thirds of the then outstanding GPIA ordinary shares who, being present and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting. The domestication proposal is conditioned on the approval of the business combination proposal. Therefore, if the business combination proposal is not approved, the domestication proposal will have no effect, even if approved by holders of GPIA ordinary shares.

The approval of each of the separate organizational documents proposals requires a special resolution under the Cayman Islands Companies Law, being the affirmative vote of the holders of at least two-thirds of the then outstanding GPIA ordinary shares who, being present and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Each of the organizational documents proposals is conditioned on the approval of the domestication proposal, and, therefore, also conditioned on approval of the business combination proposal. Therefore, if the business combination proposal and the domestication proposal are not approved, each of the organizational documents proposals will have no effect, even if approved by holders of GPIA ordinary shares.

The approval of the stock issuance proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the then outstanding GPIA ordinary shares who, being present and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. The stock issuance proposal is conditioned on the approval of the organizational documents proposals, and, therefore, also conditioned on approval of the domestication proposal and the business combination proposal. Therefore, if the business combination proposal, the domestication proposal and the organizational documents proposals, the stock issuance proposal will have no effect, even if approved by holders of GPIA ordinary shares.

The approval of the adjournment proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the then outstanding GPIA ordinary shares who, being present and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. The adjournment proposal is not conditioned upon any other proposal.

In each case, abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

Voting Your Shares

Each GPIA ordinary share that you own in your name entitles you to one vote. Your proxy card shows the number of GPIA ordinary shares that you own. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

There are two ways to vote your GPIA ordinary shares at the extraordinary general meeting:

•	You Can Vote By Signing and Returning the Enclosed Proxy Card. If you vote by proxy card, your “proxy”, whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by GPIA’s board “FOR” the business combination proposal, “FOR” the domestication proposal, “FOR” each of the separate organizational documents proposals, “FOR” the stock issuance proposal and “FOR” the adjournment proposal, in each case, if presented to the extraordinary general meeting. Votes received after a matter has been voted upon at the extraordinary general meeting will not be counted.
•	You Can Attend the Special Meeting and Vote in Person. You will receive a ballot when you arrive. However, if your shares are held in the name of your broker, bank or another nominee, you must get a valid legal proxy from the broker, bank or other nominee. That is the only way GPIA can be sure that the broker, bank or nominee has not already voted your shares.

Revoking Your Proxy

If you are a GPIA shareholder and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•	you may send another proxy card with a later date;
•	you may notify Antonio Bonchristiano, GPIA’s Chief Executive Officer and Chief Financial Officer, in writing before the extraordinary general meeting that you have revoked your proxy; or
•	you may attend the extraordinary general meeting, revoke your proxy, and vote in person, as indicated above.

Who Can Answer Your Questions About Voting Your Shares

If you are a shareholder and have any questions about how to vote or direct a vote in respect of your GPIA ordinary shares, you may call Morrow Sodali LLC, our proxy solicitor, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing GPIA.info@morrowsodali.com.

Redemption Rights

Public shareholders may seek to redeem the RMNI public shares that such public shareholder will hold following the domestication, regardless of whether they vote for the proposed business combination, against the proposed business combination or do not vote in relation to the proposed business combination. Any public shareholder as of the record date who votes in favor of or against the business combination proposal may request of GPIA that RMNI redeem all or a portion of the RMNI public shares that it will hold upon the domestication for a pro rata portion of the trust account, calculated as of two business days prior to the consummation of the business combination. For illustrative purposes, as of May 25, 2017 (after giving effect to the redemptions of public shares redeemed in connection with the Extension), this would have amounted to approximately $10.05 per public share. If a holder properly seeks redemption as described in this section and the business combination is consummated, RMNI will redeem these RMNI public shares for a pro rata portion of funds deposited in the trust account and the holder will no longer own these shares following the business combination.

Notwithstanding the foregoing, a public shareholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking redemption rights with respect to 20% or more of the shares of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 20% of the public shares, then any such shares in excess of that 20% limit would not be redeemed for cash.

GPIA’s initial shareholders will not have redemption rights with respect to any ordinary shares owned by them, directly or indirectly.

GP Investments Acquisition Corp. (after its domestication as a corporation incorporated in the State of Delaware) will be the continuing entity following the domestication, which is the entity that survives the mergers (and which will be renamed “Rimini Street, Inc.” immediately after consummation of the second merger). As a change of entity name does not involve a change in the legal form of the entity, in this joint proxy statement/prospectus, “RMNI” refers to GP Investments Acquisition Corp. (after its domestication as a corporation incorporated in the State of Delaware), including subsequent to its change of name to Rimini Street, Inc. Holders of RMNI public shares will be entitled to receive cash for these RMNI public shares only if they comply with the following procedures:

(i)	if the shareholder holds ordinary shares through units, the shareholder must elect to separate its units into the underlying public shares and public warrants prior to exercising its redemption rights with respect to the public shares;
(ii)	submit a written request to Continental Stock Transfer & Trust Company, GPIA’s transfer agent, that RMNI redeem all or a portion of such shareholder’s RMNI public shares for cash prior to the extraordinary general meeting; and
(iii)	deliver the shareholder’s ordinary shares to Continental Stock Transfer & Trust Company, GPIA’s transfer agent, physically or electronically through Depository Trust Company, or DTC.

Holders of GPIA public shares should complete the procedures for electing to redeem their GPIA public shares in the manner described above prior to 5:00 p.m. Eastern Time on [•], 2017 (two business days before the extraordinary general meeting).

If you hold the shares in street name, you will have to coordinate with your broker to have your shares certificated or delivered electronically. RMNI public shares that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $80 and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the proposed business combination is not consummated this may result in an additional cost to shareholders for the return of their shares.

Holders of units must elect to separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact Continental Stock Transfer & Trust Company, GPIA’s transfer agent, directly and instruct them to do so.

Any request to redeem RMNI public shares, once made, may be withdrawn at any time until immediately prior to the vote on the proposed business combination. Furthermore, if a holder of a public share delivers its certificate in connection with an election of its redemption and subsequently decides prior to the applicable date not to elect to exercise such rights, it may simply request that GPIA instruct its transfer agent to return the certificate (physically or electronically). The holder can make such request by contacting Continental Stock Transfer & Trust Company, GPIA’s transfer agent, at the address or email address listed in this joint proxy statement/prospectus.

If the business combination is not approved or completed for any reason, then GPIA’s public shareholders who elected to exercise their redemption rights will not be entitled to redeem their shares. In such case, GPIA will promptly return any shares previously delivered by public holders.

The closing price of GPIA ordinary shares on June 29, 2017, the most recent closing price, was $9.99. For illustrative purposes, as of March 31, 2017, there was cash and marketable securities held in the trust account of $173,227,105 or $10.04 per public share outstanding on March 31, 2017. For illustrative purposes, as of May 25, 2017 (after giving effect to the redemptions of public shares redeemed in connection with the Extension), there was cash and marketable securities held in the trust account of $157,791,185 or $10.05 per public share.

Prior to exercising redemption rights, GPIA shareholders should verify the market price of GPIA ordinary shares as they may receive higher proceeds from the sale of their ordinary shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. GPIA cannot assure its shareholders that they will be able to sell their GPIA ordinary shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its shareholders wish to sell their shares.

If a public shareholder exercises its redemption rights, then it will be electing to exchange its GPIA ordinary shares (that become RMNI shares upon the domestication) for cash and will no longer own RMNI public shares. The redemption takes place following the domestication and accordingly it is RMNI public shares that are redeemed immediately after consummation of the second merger. You will be entitled to receive cash for RMNI public shares only if you properly exercise your right to redeem the RMNI public shares that you will hold upon the domestication prior to the extraordinary general meeting, and deliver your ordinary shares (either physically or electronically) to Continental Stock Transfer & Trust Company, GPIA’s transfer agent prior to the extraordinary general meeting.

In order for public shareholders to exercise their redemption rights in respect of the proposed business combination, public shareholders must properly exercise their right to redeem the RMNI public shares that you will hold upon the domestication no later than the close of the vote on the business combination proposal and deliver their ordinary shares (either physically or electronically) to Continental Stock Transfer & Trust Company, GPIA’s transfer agent, prior to the extraordinary general meeting. Holders of GPIA public shares should complete the procedures for electing to redeem their GPIA public shares in the manner described above prior to 5:00 p.m. Eastern Time on [•], 2017 (two business days before the extraordinary general meeting).

Therefore, the election to exercise redemption rights occurs prior to the domestication and the redemption is with respect to the RMNI public shares that an electing public shareholder holds after the domestication. For the purposes of Article 48.3 of our memorandum and articles of association and the Cayman Islands Companies Law, the exercise of redemption rights shall be treated as an election to have such public shares repurchased for cash and references in this joint proxy statement/prospectus to “redemption” or “redeeming” shall be interpreted accordingly. Immediately following the domestication and the consummation of the business combination, RMNI shall satisfy the exercise of redemption rights by redeeming the RMNI public shares issued to the public shareholders that validly exercised their redemption rights.

Appraisal Rights

Neither GPIA shareholders nor GPIA warrant holders have appraisal rights in connection with the business combination or the domestication under the Cayman Islands Companies Law or under the DGCL.

Proxy Solicitation Costs

GPIA is soliciting proxies on behalf of its board of directors. This solicitation is being made by mail but also may be made by telephone or in person. GPIA and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. GPIA will bear the cost of the solicitation.

GPIA has hired Morrow Sodali LLC to assist in the proxy solicitation process. GPIA will pay that firm a fee of $17,500 plus disbursements. Such fee will be paid with non-trust account funds.

GPIA will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. GPIA will reimburse them for their reasonable expenses.

GPIA Initial Shareholders

As of the date of this joint proxy statement/prospectus, the Sponsor owns 4,252,500 ordinary shares, and our independent directors own an aggregate of 60,000 ordinary shares. In addition, the Sponsor owns 6,062,500 private placement warrants that were issued in a private placement that closed simultaneously with our initial public offering. Furthermore, an affiliate of the Sponsor owns 52,100 warrants that were acquired by such affiliate in the secondary market following our initial public offering.

At any time prior to the extraordinary general meeting, during a period when they are not then aware of any material nonpublic information regarding GPIA or its securities, the GPIA initial shareholders, Rimini Street or Rimini Street’s stockholders and/or their respective affiliates may purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the business combination proposal, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of GPIA’s ordinary shares or vote their shares in favor of the business combination proposal. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements that (i) holders of a majority of the shares who, being present and entitled to vote at the extraordinary general meeting and who do vote, vote in favor of the business combination proposal, the stock issuance proposal and the adjournment proposal, (ii) holders of at least two-thirds of the shares who, being present and entitled to vote at the extraordinary general meeting and who do vote, vote in favor of the domestication proposal and the organizational documents proposals, and (iii) the minimum available cash condition of $50,000,000 and the condition that the minimum trust account balance of $5,000,001 are satisfied. Any such share purchases and other transactions may thereby increase the likelihood of obtaining shareholder approval of the business combination. This may result in the completion of our first merger that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this joint proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by the GPIA initial shareholders for nominal value.

Entering into any such arrangements may have a depressive effect on GPIA ordinary shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the extraordinary general meeting.

If such transactions are effected, the consequence could be to cause the business combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals and would likely increase the chances that such proposals would be approved. As of the date of this joint proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder. GPIA will file a Current Report on Form 8-K to disclose arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the extraordinary general meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

GPIA BUSINESS COMBINATION PROPOSAL

We are asking our shareholders to approve by ordinary resolution, and adopt the merger agreement, as amended by the merger agreement amendment, and the transactions contemplated thereby. GPIA shareholders should read carefully this joint proxy statement/prospectus in its entirety for more detailed information concerning the merger agreement and the merger agreement amendment, which are attached as Annex A and Annex B, respectively, to this joint proxy statement/prospectus. Except as expressly set forth in this joint proxy statement/prospectus, all references to the “merger agreement” shall refer to the merger agreement as amended by the merger agreement amendment. Please see the subsection entitled “The Merger Agreement” below, for additional information and a summary of certain terms of the merger agreement. You are urged to read carefully the merger agreement in its entirety before voting on this proposal.

Because we are holding a shareholder vote on the business combination, we may consummate the business combination only if it is approved by the affirmative vote of the holders of a majority of ordinary shares that are voted at the extraordinary general meeting.

The Merger Agreement

This subsection of the joint proxy statement/prospectus describes the material provisions of the merger agreement, but does not purport to describe all of the terms of the merger agreement. The following summary is qualified in its entirety by reference to the complete text of the merger agreement and the merger agreement amendment, which are attached as Annex A and Annex B, respectively, to this joint proxy statement/prospectus. You are urged to read the merger agreement in its entirety because it is the primary legal document that governs the business combination.

The merger agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the merger agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the merger agreement. The representations, warranties and covenants in the merger agreement are also modified in part by the underlying disclosure letters, (the “disclosure letters”), which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that the disclosure letters contain information that is material to an investment decision.

Structure of the Business Combination

On May 16, 2017, GPIA, Let’s Go, Rimini Street and the Holder Representative entered into the merger agreement, which was amended on June 30, 2017. Pursuant to the merger agreement, among other things and in accordance with the terms and subject to the conditions of the merger agreement, and following the domestication of GPIA to Delaware, Let’s Go will merge with and into Rimini Street, with Rimini Street surviving and becoming a wholly-owned subsidiary of GPIA (which we refer to as the first merger). The surviving corporation of the first merger will then merge with and into GPIA (which we refer to as the second merger and, together with the first merger, the mergers).

Prior to and as a condition of the mergers, GPIA will change its jurisdiction of incorporation by effecting a deregistration under Article 206 of the Cayman Islands Companies Law and a domestication under Section 388 of the DGCL, pursuant to which GPIA’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware. The mergers will follow the domestication.

Merger Consideration

Pursuant to the merger agreement, the aggregate purchase price is $775,000,000, as adjusted in accordance with the terms of the merger agreement (which we refer to as the merger consideration). At the closing of the business combination, GPIA will pay the merger consideration in newly issued shares of RMNI common stock based on a per share issue price of $10.00 per share.

Under the merger agreement, at the effective time of the first merger (which we refer to as the first effective time), each issued and outstanding share of Rimini Street’s Class A Common Stock, Class B Common Stock, Series A Preferred Stock on an as-converted basis, Series B Preferred Stock on an as-converted basis and Series C Preferred

Stock on an as-converted basis (other than, in each case, such shares, if any, (i) held in the treasury of Rimini Street, which treasury shares shall be canceled as part of the mergers and (ii) shares that are held by stockholders who have perfected and not withdrawn a demand for appraisal rights) will automatically be cancelled and converted into and become the right to receive the applicable portion of the merger consideration in accordance with the merger agreement.

Each option to purchase shares of Rimini Street’s common stock granted under an incentive plan that is outstanding at the first effective time will be converted into an option relating to shares of RMNI upon the same terms and conditions as are in effect with respect to such option immediately prior to the first effective time (except that the number of shares of RMNI subject to each RMNI option, and the exercise price thereof, shall be adjusted as set forth in the merger agreement to provide the holder thereof with the same economic value as the original option relating to shares of Rimini Street’s common stock). Rimini Street will take commercially reasonable actions so that any vested option held by a former employee or former service provider to Rimini Street is exercised or cancelled prior to the first effective time and, to the extent not exercised or cancelled, such option will be converted into the right to receive a cash payment equal to the product of (a) the excess of $10 over the per share exercise price and (b) the number of shares of the Rimini Street’s common stock subject to the vested portion of such option. As of May 31, 2017, we estimate that such cash payment would be approximately $161,000. The arrangements described in this paragraph are expected to result in the issuance of RMNI options and warrants relating to 15,637,834 shares of RMNI common stock, representing approximately 15.6% of RMNI’s common stock on a fully-diluted basis immediately following consummation of the business combination (assuming (i) that RMNI issues 50,183,837 shares of RMNI common stock to the former equityholders of Rimini Street pursuant to the merger agreement and that, at consummation of the business combination, there will be outstanding RMNI options and warrants held by former holders of Rimini Street options and warrants, pursuant to which up to 15,637,834 shares of RMNI common stock will be issuable in accordance with the terms of such RMNI options and warrants, (ii) that the Sponsor does not subscribe for any common shares pursuant to its equity commitment at or prior to the consummation of the business combination and (iii) that no public shareholders exercise their redemption rights).

We have entered into a warrant consent and conversion agreement, dated May 16, 2017, with Rimini Street and the Origination Agent. Pursuant to the warrant consent and conversion agreement, each Origination Agent warrant will be converted into a warrant relating to shares of RMNI. The warrants relating to such warrant consent and conversion agreement are expected to result in warrants relating to 3,537,412 shares of RMNI common stock being issued, representing approximately 20.5% of the total outstanding common stock of RMNI immediately following consummation of the business combination (assuming (i) that RMNI issues 50,183,837 shares of RMNI common stock to the former equityholders of Rimini Street pursuant to the merger agreement and that, at consummation of the business combination, there will be outstanding RMNI options and warrants held by former holders of Rimini Street options and warrants, pursuant to which up to 15,637,834 shares of RMNI common stock will be issuable in accordance with the terms of such RMNI options and warrants, (ii) that the Sponsor does not subscribe for any common shares pursuant to its equity commitment at or prior to the consummation of the business combination and (iii) that no public shareholders exercise their redemption rights). See the section entitled “—Warrant Consent and Conversion Agreement” for a further discussion of this. All other warrants to purchase shares of Rimini Street’s capital stock, which have an exercise price less than the value of merger consideration per fully diluted share, will be converted into shares of the applicable class of Rimini Street capital stock immediately prior to the first merger, in each case pursuant to a conversion agreement to be agreed with the holders of such warrants and the parties to the merger agreement.

In accordance with the terms and subject to the conditions of the merger agreement and subject to certain adjustments set forth therein, the aggregate purchase price for the business combination and related transactions is $775 million, which amount will be (i) reduced by, among other things set forth in the merger agreement, the amount of the indebtedness of Rimini Street existing not less than two business days prior to the Closing Date and in no event more than ten business days prior to the Closing Date, and (ii) increased by, among other things set forth in the merger agreement, the cash and cash equivalents held by or on behalf of Rimini Street existing not less than two business days prior to the Closing Date and in no event more than ten business days prior to the Closing Date (as adjusted in accordance with the terms of the merger agreement, the “merger consideration”) and (iii) reduced by, among other things set forth in the merger agreement, unpaid transaction expenses.

The precise amount of such adjustments is to be calculated as of the Closing Date and is therefore not currently known. However, based on an illustrative Closing Date of May 31, 2017 (being the most recent date for which Rimini

Street month end balance sheet data is available prior to the date of this joint proxy statement/prospectus), GPIA estimates a downward adjustment of approximately $156.5 million. This estimated adjustment is based on an illustrative Closing Date of May 31, 2017 (being the most recent date for which Rimini Street month end balance sheet data is available prior to the date of this joint proxy statement/prospectus), and such downward adjustment represents the net result of (i) a $175.3 million reduction in respect of the amount of the indebtedness of Rimini Street existing on the Closing Date (as defined in the merger agreement) of the first merger (including all make-whole obligations and exit or similar fees payable to any third party), (ii) a $32.4 million increase in respect of the cash and cash equivalents held by or on behalf of Rimini Street on the Closing Date (as defined in the merger agreement) of the first merger, and (iii) a $13.6 million reduction in respect of unpaid transaction fees and expenses associated with the first merger incurred by Rimini Street and its subsidiaries.

The following table provides an illustrative calculation of the estimated merger consideration, assuming a closing as of August 31, 2017 (in millions, except for number of shares):

	Enterprise Offer Value	$775.0
Less:	Estimated Closing Date Indebtedness(1)	(175.3)
Plus:	Estimated Closing Date Cash(2)	32.4
Less:	Estimated Closing Date Unpaid Transaction Expenses(3)	(13.6)
Equals:	Merger Consideration	618.5
(1)	Represents actual total debt obligations (including all make-whole obligations and exit or similar fees payable to any third party) as of May 31, 2017 (being the most recent date for which Rimini Street month end balance sheet data is available prior to the filing of this registration statement). Total debt obligations fluctuate in the ordinary course of business (including as a result of scheduled payments in respect of the Credit Facility between May 31, 2017 and August 31, 2017).
(2)	Represents actual cash, including restricted cash, as of May 31, 2017, (being the most recent date for which Rimini Street month end balance sheet data is available prior to the filing of this registration statement). The amount of cash fluctuates in the ordinary course of business, including as a result of debt amortization payments.
(3)	Represents estimate of unpaid transaction expenses assuming an estimated Closing Date of August 31, 2017.

The merger consideration is also subject to an indemnification escrow of 5,500,000 RMNI shares of common stock for a period of one year following the consummation of the business combination. These escrow shares will be deducted from the RMNI shares issuable as merger consideration to certain Rimini Street stockholders, to secure any indemnification claims by GPIA under the merger agreement. Any RMNI shares remaining in the indemnification escrow after twelve months following the consummation of the business combination (subject to any outstanding claims) will be distributed to those Rimini Street stockholders from whom the shares were withheld.

The consummation of the business combination is subject to, among other things, a closing condition requiring a minimum of $50,000,000 of available cash, which is expected to be funded from cash available in the GPIA trust account (after satisfying any shareholder redemptions, but including certain deferred underwriting commissions and other fees) and, as needed, backstop equity financing from GPIC, Ltd. (which we refer to as the Sponsor) of up to $35,000,000 as described below, and other potential third party equity financing (which we refer to as, collectively, GPIA available cash). Assuming such closing condition is satisfied (and the satisfaction or waiver of the other closing conditions described below), GPIA intends to use the GPIA available cash to fund unpaid transaction expenses incurred in connection with the business combination and the other transactions contemplated by the merger agreement, to pay down certain of Rimini Street’s indebtedness and to deposit any remaining GPIA available cash for the benefit of the combined company’s balance sheet.

Assuming consummation of the business combination as of May 31, 2017 (being the most recent date for which Rimini Street month end balance sheet data is available prior to the date of this joint proxy statement/prospectus), immediately following the consummation of the business combination (without taking into account any GPIA ordinary shares held by Rimini Street stockholders prior to the consummation of the business combination, and assuming (i) that RMNI issues 50,183,837 shares of RMNI common stock to the former equityholders of Rimini Street pursuant to the merger agreement and that, at consummation of the business combination, there will be outstanding RMNI options and warrants held by former holders of Rimini Street options and warrants, pursuant to which up to 15,637,834 shares of RMNI common stock will be issuable in accordance with the terms of such RMNI options and warrants, (ii) that the Sponsor does not subscribe for any common shares pursuant to its equity commitment at or prior to the consummation of the business combination and (iii) that no public shareholders exercise their redemption rights), the former equityholders of Rimini Street are expected to own approximately 71.5%

of RMNI’s common stock (or 65.5% of RMNI’s common stock on a fully-diluted basis) and GPIA’s current shareholders are expected to own approximately 28.5% of RMNI’s common stock (or 34.5% of RMNI’s common stock on a fully-diluted basis), which comprises (i) 6.2% of RMNI’s common stock (or 10.4% of RMNI’s common stock on a fully-diluted basis) expected to be owned by GPIA’s initial shareholders and (ii) 22.4% of RMNI’s common stock (or 24.2% of RMNI’s common stock on a fully-diluted basis) expected to be owned by GPIA’s public shareholders.

The Sponsor has agreed to purchase, on or on or prior to the date that the business combination is consummated, up to 3,500,000 GPIA ordinary shares for a cash purchase price of $10.00 per share in order that GPIA has $50,000,000 of available cash upon consummation of the first merger, after taking into account the Sponsor’s maximum equity commitment of $35,000,000. The subscription of up to 3,500,000 shares of RMNI common stock by the Sponsor would increase the relative percentage ownership of the Sponsor, and accordingly would increase the percentage ownership by the initial shareholders. Immediately following the consummation of the business combination (assuming (i) that RMNI issues 50,183,837 shares of RMNI common stock to the former equityholders of Rimini Street pursuant to the merger agreement, (ii) that the Sponsor subscribes for 3,500,000 GPIA ordinary shares pursuant to its equity commitment at or prior to the consummation of the business combination and (iii) that holders of 14,205,056 GPIA ordinary shares (or 90.5% of the outstanding public shares) (being our estimate of the maximum number of GPIA public shares that could be redeemed in order for GPIA to have $50,000,000 of available cash upon consummation of the first merger, after taking into account the Sponsor’s maximum equity commitment of $35,000,000) elect to redeem their ordinary shares in connection with the business combination), the former equityholders of Rimini Street are expected to own approximately 84.4% of RMNI’s common stock (or 73.3% of RMNI’s common stock on a fully-diluted basis) and GPIA’s current shareholders are expected to own approximately 15.6% of RMNI’s common stock (or 26.7% of RMNI’s common stock on a fully-diluted basis), which comprises (i) 13.1% of RMNI’s common stock (or 15.5% of RMNI’s common stock on a fully-diluted basis) expected to be owned by GPIA’s initial shareholders and (ii) 2.5% of RMNI’s common stock (or 11.3% of RMNI’s common stock on a fully-diluted basis) expected to be owned by GPIA’s public shareholders.

GPIA may enter into equity financing or debt financing in connection with the proposed business combination from the Sponsor or its affiliates or any third parties. The purposes of any such financings may include increasing the likelihood of GPIA having a minimum of $50,000,000 of available cash upon consummation of the first merger, which is a condition to consummation of the first merger. The merger agreement provides that any equity financing be contingent upon closing of the business combination and further provides that any proposed financing be subject to the mutual agreement of GPIA and Rimini Street. Any equity issuances to the Sponsor or its affiliates would increase the relative percentage ownership of the Sponsor and, accordingly, would increase the percentage ownership of the initial shareholders. Any additional equity issuances would result in dilution of the relative ownership interest of the non-redeeming public shareholders or the former equity holders of Rimini Street. As the amount of any such equity issuances is not currently known, GPIA cannot provide exact figures as to percentage ownership that may result therefrom.

Material Adverse Effect

Under the merger agreement, certain representations and warranties of GPIA and Let’s Go are qualified in whole or in part by a material adverse effect standard for the purposes of determining whether a breach of such representations and warranties has occurred. Where referred to in this joint proxy statement/prospectus, for the purposes of the merger agreement, a “GPIA material adverse effect” means any event, state of facts, development, circumstance, occurrence or effect that has or would reasonably be expected to, individually or in the aggregate, prevent or materially impair the ability of GPIA or Let’s Go to perform its obligations under the merger agreement or to consummate the business combination.

Under the merger agreement, certain representations and warranties of Rimini Street are qualified in whole or in part by a material adverse effect standard for the purposes of determining whether a breach of such representations and warranties has occurred. Where referred to in this joint proxy statement/prospectus, for the purposes of the merger agreement, a “Rimini Street material adverse effect” means any event, state of facts, development, circumstance, occurrence or effect that (i) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, properties, results of operations or financial condition of Rimini Street and its subsidiaries, taken as a whole or (ii) has or would reasonably be expected to, individually or in the aggregate, prevent or materially impair the ability of Rimini Street to perform its obligations under the merger agreement or to consummate the business combination; provided, however, in respect of the preceding clause (i), that in no event would any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a Rimini Street material adverse effect on or in respect of Rimini Street and its subsidiaries: (a) any change in applicable laws or GAAP or any interpretation thereof, (b) any change in interest rates or economic, political, business or financial market conditions generally, (c) any change generally affecting any of the industries in which Rimini Street or its subsidiaries operates or the economy as a whole, including any change in commodity prices, (d) the announcement or pendency of the merger agreement or the consummation of the business combination, (e) the compliance with the terms of the merger agreement or the taking of any action required by the merger agreement, (f) any natural disaster, (g) any acts of terrorism or war or the outbreak or escalation of hostilities or change in geopolitical conditions or (h) any failure of Rimini Street to meet any projections or forecasts, provided that clause (h) shall not prevent a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in a Rimini Street material adverse effect (to the extent such change or effect is not otherwise excluded from this definition of Rimini Street material adverse effect); or (i) any action taken (or omitted to be taken) at the request of GPIA; provided, further, that any event, state of facts, change, development, circumstance, occurrence or effect referred to in clauses (a), (b), (c), (f), or (g) above may be taken into account in determining if a Rimini Street material adverse effect has occurred to the extent it has a materially disproportionate and adverse effect on the business, assets, properties, results of operations or financial condition of Rimini Street and its subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which Rimini Street and its subsidiaries conduct their respective operations.

Closing and Effective Time of the Business Combination

The closing of the first merger will take place on the date which is two business days after the first date on which all the conditions of the obligations of GPIA, Let’s Go and Rimini Street under the merger agreement have been satisfied or waived. The closing of the second merger will take place promptly after the first effective time.

Representations and Warranties

The merger agreement contains representations and warranties of Rimini Street, GPIA and Let’s Go, certain of which are limited by materiality and material adverse effect. See “—Material Adverse Effect” above.

Rimini Street’s representations and warranties generally relate, among other things, to corporate organization; subsidiaries; due authorization; no conflict; governmental authorities and consents; capitalization of Rimini Street and its subsidiaries; financial statements; undisclosed liabilities; litigation and proceedings; legal compliance; contracts; no defaults; benefit plans; labor relations; employees; taxes; broker’s fees; insurance; licenses, permits and authorizations; equipment and other tangible property; real property; intellectual property; environmental matters; absence of changes; related party transactions; anti-corruption compliance; indebtedness; internal controls; information supplied; customers and suppliers; and capital expenditures.

GPIA’s and Let’s Go’s representations and warranties generally relate, among other things, to: corporate organization; due authorization; no conflict; litigation and proceedings; compliance with laws; SEC filings; internal controls; listing; financial statements; governmental authorities; consents; Sponsor backstop; the trust account; Investment Company Act; JOBS Act; absence of changes; no undisclosed liabilities; capitalization; broker’s fees; indebtedness; solvency; first-step surviving corporation after the business combination; no outside reliance; and acquisition for investment.

Covenants

Rimini Street, GPIA and Let’s Go have each agreed to certain covenants contained in the merger agreement.

Rimini Street, GPIA and Let’s Go have each agreed, among other things, to take all actions as may reasonably be necessary or as another party may reasonably request to satisfy the conditions to closing of the merger agreement and to consummate the transaction as soon as practicable. In addition, the merger agreement contains additional joint covenants relating to this joint proxy statement/prospectus, shareholder approvals of the shareholders of GPIA and Rimini Street, the escrow agreement, tax matters and financing matters.

Rimini Street has agreed to operate, and cause its subsidiaries to operate, its business in the ordinary course of and substantially in accordance with past practice. Without limiting the generality of the foregoing, Rimini Street has agreed not to, and to cause its subsidiaries not to, take the following actions, among others, except as permitted by the merger agreement or as consented by to GPIA:

•	materially change or amend its organizational documents;

•	(i) make or declare any dividend or distribution to its stockholders or make any other distributions in respect of any of Rimini Street’s or any of its subsidiary’s capital stock, except for dividends by any of Rimini Street’s wholly-owned subsidiaries made in the ordinary course; (ii) amend any terms of any shares or series of Rimini Street’s or any of its subsidiaries capital stock; or (iii) acquire any issued and outstanding share capital or other equity interests of Rimini Street or its subsidiaries;
•	materially adversely modify or terminate (other than expiration in accordance with its terms, if allowing such contract to expire is in the ordinary course of business) any real property leases and material contracts of the types identified in Section 4.12 of the merger agreement;
•	sell, assign, transfer, convey, lease or otherwise dispose of any material assets or properties, except in the ordinary course of business;
•	acquire any ownership interest in any real property;
•	(i) take any action with respect to the grant of any severance, retention, change in control or termination or similar pay, except as required by law and any existing benefit plan or contract, (ii) make any material change in the key management structure of Rimini Street or any of its subsidiaries, including the hiring of additional officers or the termination of existing officers, (iii) terminate, enter into or materially amend any benefit plan, other than in the ordinary course of business, (iv) increase the compensation or other remuneration of any employee, officer, director or other service provider whose annual base salary does not exceed $200,000, except in the ordinary course of business, (v) establish any trust or take any other action to secure the payment of any compensation, (vi) take any action to accelerate the time of payment or vesting any compensation or benefit or (vii) amend the terms of any option or grant any severance, change in control, retention or similar payment or benefits;
•	acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all of the assets of, any corporation, partnership, association, joint venture or other business organization or division thereof;
•	make any material loans or material advances to any person, except for advances to employees or officers of Rimini Street or any of its subsidiaries for expenses incurred in the ordinary course of business;
•	except as required by applicable law, (i) change any tax accounting methods, (ii) make, revoke or amend any material tax election, (iii) enter into any closing agreement in respect of taxes, (iv) settle or compromise any material tax liability of Rimini Street or any of its subsidiaries, (v) make or surrender any right to claim a refund of taxes or (vi) consent to any waiver or extension of the statute of limitations applicable to any material taxes or any tax return;
•	incur or assume any indebtedness or guarantee any indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of Rimini Street or any subsidiary or guaranty any debt securities of another person, other than any indebtedness or guarantee (i) incurred in the ordinary course of business or (ii) incurred between Rimini Street and any of its wholly-owned subsidiaries or between any of such wholly-owned subsidiaries;
•	discharge any secured or unsecured obligation or liability (whether accrued, absolute, contingent or otherwise) which individually or in the aggregate exceed $250,000, except as otherwise contemplated by the merger agreement or such obligations become due;
•	issue any additional shares of common stock or securities exercisable for or convertible into common stock other than in connection with the exercise of options outstanding on the date of the merger agreement or grant any additional stock equity or equity-based compensation;
•	form or cause to be formed any new subsidiary of Rimini Street;
•	waive, release, assign, settle, compromise or otherwise resolve any material investigation, claim (excluding customer claims in the ordinary course of business that have not resulted in litigation), or other legal proceedings, except where such action involves only the payment of monetary damages in an amount less than $250,000 per individual claim or $2,000,000 in the aggregate (as well as related non-substantive incidental provisions and other remedies or obligations that are not material in the context of the applicable resolution) or are covered by insurance; however, under no circumstances shall Rimini Street settle or otherwise resolve legal proceedings referred to in section 4.10 of the merger agreement without prior written consent of GPIA;

•	grant to or acquire from, or agree to grant to or acquire from any person, intellectual property that is material to Rimini Street and its subsidiaries, other than in the ordinary course of business and consistent with past practice, or dispose of, abandon or permit to lapse any rights to any material intellectual property of Rimini Street and its subsidiaries except in the ordinary course of business consistent with past practice, and, other than in the ordinary course of business and pursuant to obligations to maintain the confidentiality thereof, disclose to any person any trade secret or any other material confidential or proprietary information, know-how or process of Rimini Street or any of its subsidiaries;
•	make or commit to make capital expenditures in excess of amounts as disclosed by Rimini Street to GPIA pursuant to the merger agreement;
•	enter into any collective bargaining agreement or similar agreement, other than as required by applicable law;
•	(i) limit in any material respect the right of Rimini Street or any of its subsidiaries to engage in any line of business or in any geographic area, to develop, market or sell products or services, or to compete with any person or (ii) grant any exclusive or similar rights to any person; and
•	pay accounts payable prior to the stated maturity (other than for a valid and legitimate business reason) or discharge any obligor from its obligations under any account receivable other than upon payment in full of all amounts payable thereunder (other than for a valid and legitimate business reason).

In addition, Rimini Street has also agreed:

•	subject to applicable confidentiality and privilege restrictions, that Rimini Street shall afford GPIA access its books, contracts, commitments, tax returns, records, financial and operating data, officers and employers as may be reasonably requested;
•	to certain covenants in relation to required antitrust filings and approvals;
•	not to solicit any acquisition proposals for Rimini Street or agree to enter into any acquisition transaction involving Rimini Street;
•	to deliver a FIRPTA certificate and form of notice to the U.S. Internal Revenue Service; and
•	to prepare and deliver certain financial statements to GPIA.

GPIA has agreed, among other things, to:

•	take certain actions in relation to antitrust notification and reporting requirements in connection with the business combination and to cooperate in good faith with antitrust authorities in connection with the business combination;
•	provide customary indemnities in relation to the present and former directors and officers of Rimini Street and its subsidiaries in relation to certain matters, and that Rimini Street shall obtain “tail” directors’ and officers’ liability insurance;
•	prior to the effectiveness of the registration statement of which this joint proxy statement/prospectus forms part, to adopt a customary employee stock purchase plan that is proposed by Rimini Street and as reasonably accepted by GPIA;
•	use its reasonable best efforts to obtain approval from NASDAQ for the listing of the RMNI common stock to be issued in connection with the business combination;
•	use the GPIA available cash at consummation of the business combination to (i) first, pay the Rimini Street’s and GPIA’s unpaid transaction expenses in connection with the mergers and the other transactions contemplated by merger agreement, (ii) thereafter to pay certain amounts under the Credit Facility (as described elsewhere in this joint proxy statement/prospectus), and (iii) thereafter, deposit any remaining GPIA available cash for the benefit of the RMNI’s balance sheet;

•	not to solicit any business combination proposals for GPIA or agree to enter into any business combination other than the merger with Rimini Street; and
•	without limiting the generality of the foregoing, not to, and to cause its subsidiaries not to, take the following actions, among others, except as permitted by the merger agreement or as consented by to Rimini Street:
•	change or amend its organizational documents;
•	(i) make or declare any dividend or distribution to its shareholders or make any other distributions in respect of any of GPIA’s or any of its subsidiary’s capital stock, except for dividends by any of GPIA’s wholly-owned subsidiaries made in the ordinary course; (ii) amend any terms of any shares or series of GPIA’s or any of its subsidiaries capital stock; or (iii) acquire any issued and outstanding share capital or other equity interests of GPIA or its subsidiaries other than the redemption of the shares of public shareholders who elect to redeem the RMNI public shares that they will receive upon the domestication in connection with the business combination;
•	incur or assume any indebtedness or guarantee any indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of GPIA or any subsidiary or guaranty any debt securities of another person, other than any indebtedness or guarantee (i) incurred in the ordinary course of business or (ii) incurred between GPIA and any of its wholly-owned subsidiaries or between any of such wholly-owned subsidiaries;
•	(i) issue any securities of GPIA or any securities convertible into securities of GPIA, other than pursuant to the Sponsor equity backstop and any third party equity financing of GPIA contingent upon the Closing or (ii) grant any options, warrants or stock appreciation rights in respect of securities of GPIA; and
•	enter into, or become bound by, any contract except in the ordinary course of business or as reasonably necessary in connection with the transactions contemplated by the merger agreement.

Conditions to Closing of the First Merger

General Conditions

GPIA’s, Let’s Go’s and Rimini Street’s obligations to consummate the transactions contemplated by the merger agreement are conditioned upon, among other things:

•	the approval of GPIA’s shareholders at the extraordinary general meeting of shareholders which took place on May 23, 2017, of the proposals set forth in GPIA’s definitive proxy statement filed with the SEC on April 24, 2017 (which condition has accordingly been satisfied);
•	proposals to be voted on by the shareholders of GPIA at a shareholders’ meeting having been duly approved and adopted by the GPIA shareholders by the requisite vote;
•	proposals to be voted on by the stockholders of Rimini Street at a stockholders’ meeting having been duly approved and adopted by the stockholders of Rimini Street by the requisite vote;
•	the registration statement of which this joint proxy statement/prospectus forms part being declared effective and no stop order suspending the effectiveness of such registration statement being issued and no proceeding initiated or threatened by the SEC and not withdrawn;
•	expiration or termination of all applicable waiting periods under the HSR Act, which condition was satisfied when GPIA and Rimini Street received early termination of the waiting period under the HSR Act on June 28, 2017;
•	all other material permits, approvals, clearances, and consents of or filings with any antitrust authorities required to be procured or made by GPIA, Let’s Go and Rimini Street in connection with the mergers and the transactions contemplated by the merger agreement having been procured or made;
•	there being no governmental order, statute, rule or regulation enjoining or prohibiting the consummation of the business combination;

•	there being no pending legal proceedings by any governmental authority seeking to restrain or prohibit the consummation of the business combination or any other transaction contemplated thereby;
•	GPIA having at least $50,000,000 in cash to fund the transaction;
•	following payment by GPIA to its stockholders who have validly elected to have their GPIA public shares redeemed for cash in connection with the mergers, the amount of immediately available cash in the trust account shall be no less than $5,000,001; and
•	the shares of RMNI common stock shall have been conditionally approved for listing on NASDAQ, subject to run-off of GPIA’s current listing and official notice from NASDAQ of such issuance with respect to GPIA’s post-combination listing.

GPIA’s and Let’s Go’s Conditions to Closing

In addition, each of GPIA’s and Let’s Go’s obligations to consummate the transactions contemplated by the merger agreement are conditioned upon, among other things:

•	certain specified fundamental representations and warranties of Rimini Street being true and correct in all material respects (or, in respect of representations in relation to capitalization, being true and correct in all but de minimis respects) as of the date that the first merger is consummated (except to the extent expressly made as of an earlier date, in which case as of such earlier date);
•	all other representations and warranties of Rimini Street being true and correct (without giving effect to any limitation as to materiality, material adverse effect or Rimini Street material adverse effect) as of the date that the first merger is consummated (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except for any inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to have a Rimini Street material adverse effect;
•	each of the covenants of Rimini Street in the merger agreement to be performed as of or prior to the consummation of the first merger having been performed in all material respects;
•	Rimini Street having delivered, on the date that the business combination is consummated, a closing certificate signed by an officer of Rimini Street in relation to the satisfaction of certain conditions;
•	the escrow agreement in relation to the adjustment and indemnification escrow amounts having been duly executed by all parties other than GPIA and Let’s Go; and
•	since the date of the merger agreement through the date that the business combination is consummated, there having been no material adverse effect on Rimini Street and its subsidiaries, taken as a whole, or event preventing or materially impairing the ability of Rimini Street to consummate the business combination.

Rimini Street’s Conditions to Closing

The obligations of Rimini Street to consummate the transactions contemplated by the merger agreement also are conditioned upon, among other things:

•	certain specified fundamental representations and warranties of GPIA being true and correct in all material respects (or, in respect of representations in relation to the trust account and brokers fees, being true and correct in all but de minimis respects) as of the date that the first merger is consummated (except to the extent expressly made as of an earlier date, in which case as of such earlier date);
•	all other representations and warranties of GPIA being true and correct (without giving effect to any limitation as to materiality, material adverse effect or GPIA material adverse effect) as of the date that the first merger is consummated (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except for any inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to have a GPIA material adverse effect;
•	each of the covenants of GPIA in the merger agreement to be performed as of or prior to the consummation of the first merger having been performed in all material respects;
•	GPIA having delivered, on the date that the first merger is consummated, a closing certificate signed by an officer of GPIA in relation to the satisfaction of certain conditions;

•	the escrow agreement in relation to the adjustment and indemnification escrow amounts having been duly executed by all parties other than Rimini Street and the Holder Representative;
•	since the date of the merger agreement through to the date that the business combination is consummated, there having been no GPIA material adverse effect;
•	the directors designated pursuant to Section 7.9 of the merger agreement shall have been appointed in accordance with the DGCL and the RMNI governing documents to serve on the RMNI board of directors the board of directors of RMNI effective as of the first effective time; and
•	GPIA having made all necessary and appropriate arrangements with Continental Stock Transfer & Trust Company, as trustee of the trust account, to have all of the funds contained in the trust account disbursed to RMNI immediately prior to the consummation of the first merger, and all such funds released from the trust account being available to RMNI in respect of all or a portion of the payment obligations in connection with the business combination and the payment of GPIA’s and RMNI’s fees and expenses incurred in connection with the merger agreement and related transactions.

Holder Representative

Pursuant to the merger agreement, the Holder Representative has been designated to act on behalf of holders of Rimini Street’s capital stock. The Holder Representative has full power, authority and discretion to, among other things, (i) from and after consummation of the business combination, negotiate and enter into any amendments to the merger agreement that the parties thereto may seek to make; (ii) agree to, dispute, negotiate, compromise, settle and take other actions as may be necessary or desirable in respect of any matters contemplated by the merger agreement or the other related agreements, including in connection with final calculation and determination of Closing Date indebtedness, Closing Date cash and Closing Date unpaid transaction expenses, as contemplated in the merger agreement, (iii) authorize, administer or object to the release and disbursement of the indemnification escrow shares to the former holders of Rimini Street’s capital stock; (iv) deduct and/or hold back any funds that may be payable to any Rimini Street stockholder pursuant to the terms of the merger agreement or the other related agreements, (v) give and receive all notices, communications and to receive and accept service of legal process in connection with any action, suit or proceeding arising under the merger agreement or the other related agreements; (vi) act for the Rimini Street stockholders with respect to all indemnification matters referred to in the merger agreement or the other related agreements, including the right to negotiate and compromise on behalf of the Rimini Street stockholders any indemnification claim made by or against the Rimini Street stockholders; (vii) disburse indemnification escrow shares (to the extent such indemnification escrow shares are released to the Holder Representative pursuant to the terms of the merger agreement); (viii) engage, employ and obtain the advice of legal counsel, accountants and other professional advisors and rely on their advice and counsel, and to incur and pay fees and expenses of such advisors on behalf of the Rimini Street stockholders; (ix) take or refrain from taking all actions necessary or appropriate on behalf of the Rimini Street stockholders in the sole judgment of Holder Representative for the accomplishment of the foregoing or required or permitted by the terms of the merger agreement or the other related agreements; and (x) do each and every act and exercise any and all rights which such Rimini Street stockholder, or any or all of the Rimini Street stockholders collectively, are permitted or required to do or exercise under the merger agreement or any related agreement.

Waiver

Any party to the merger agreement may, at any time prior to the consummation of the business combination, waive any of the terms or conditions of the merger agreement or agree to an amendment or modification to the merger agreement by an agreement in writing.

The existence of financial and personal interests of one or more of GPIA’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is best for GPIA and what he or they may believe is best in determining whether or not to recommend that shareholders vote for the proposals.

The amendment, modification or waiver of the merger agreement in any manner that could reasonably be expected to be materially adverse to Rimini Street or the agents and lenders under the Credit Facility requires the prior written consent of the Origination Agent. There can be no assurance that GPIA, Let’s Go and Rimini Street would waive any such provision of the merger agreement, or that the agents and lenders under the Credit Facility would provide any required consents to such amendments, modifications or waivers.

Termination

The merger agreement may be terminated at any time, but not later than the consummation of the business combination, as follows:

•	by written consent of Rimini Street and GPIA;
•	by either Rimini Street or GPIA if any governmental authority in the United States shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) which has become final and non-appealable and has the effect of making consummation of the business combination illegal or otherwise preventing or prohibiting consummation of the business combination;
•	by either Rimini Street or GPIA if the GPIA extension approval shall not have been obtained by reason of the failure to obtain the required vote at the extraordinary shareholders’ meeting duly convened therefor or at any adjournment or postponement thereof;
•	by either Rimini Street or GPIA if the proposals to be voted on by the shareholders of GPIA at the extraordinary general meeting are not duly approved and adopted by the GPIA shareholders by the requisite vote at the extraordinary general meeting or at any adjournment thereof;
•	prior to the consummation of the business combination, by written notice to Rimini Street from GPIA if:
•	(i) there is any material breach of any representation, warranty, covenant or agreement of Rimini Street (and Rimini Street has not cured such breach within 20 days of receiving notice of such breach from GPIA), such that the relevant conditions to the consummation of the business combination would not be satisfied;
•	(ii) the consummation of any of the transactions contemplated by the merger agreement is permanently enjoined, prohibited or otherwise restrained or made illegal by the terms of a final, non-appealable order or judgment of a court of competent jurisdiction;
•	(iii) the business combination has not been consummated on or before August 31, 2017 (the “end date”), unless the willful breach by GPIA of the merger agreement is the primary reason for the consummation of the business combination not occurring on or before such date; provided, that, under certain circumstances, GPIA or Rimini Street may by notice delivered to the other party unilaterally extend the end date to November 17, 2017, in which case the end date shall be deemed for all purposes to be such date; provided further, that in the event GPIA delivers such a notice to extend the end date, any subsequent event of default of Rimini Street under its current financing arrangements as a result of not raising such capital as Rimini Street is required to obtain under such arrangements on or before September 1, 2017, shall not in itself be deemed a failure of any condition in Section 9.2 of the merger agreement; or
•	(iv) a fully-executed copy of each of the transaction support and voting agreements has not been received by GPIA by 5:00 p.m. Eastern Time on the business day of the execution and delivery of the merger agreement; or
•	prior to consummation of the business combination, by written notice to GPIA from Rimini Street if:
•	(i) there is any material breach of any representation, warranty, covenant or agreement of GPIA (and GPIA has not cured such breach within 20 days of receiving notice of such breach from Rimini Street), such that the relevant conditions to the consummation of the business combination would not be satisfied;
•	(ii) the first merger shall not have been consummated on the second business day after all of the conditions to the business combination (other than conditions to be satisfied at consummation of the business combination) and the first merger is not consummated on or prior to the second business day after notice has been given to GPIA by Rimini Street of such proposed termination;
•	(iii) the business combination has not been consummated on or before the end date (as may be further extended as described above), unless the willful breach by Rimini Street of the merger agreement is the primary reason for the closing not occurring on or before such date; or

•	(iv) the consummation of any of the transactions contemplated by the merger agreement is permanently enjoined, prohibited or otherwise restrained or made illegal by the terms of a final, non-appealable order or judgment of a court of competent jurisdiction.

Effect of Termination

In the event of proper termination by either GPIA or Rimini Street, the merger agreement will be of no further force or effect and the business combination will be abandoned, except that, among other things:

•	the obligation of each party to pay fees and expenses incurred by such party in connection with the merger agreement will survive;
•	the obligations of GPIA and Rimini Street set forth in the confidentiality agreement dated as of April 6, 2017, between GPIA and Rimini Street will survive; and
•	each party’s liability for willful and material breach of any covenant in the merger agreement or willful and material breach of any of its representations and warranties in the merger agreement prior to such termination will survive.

Survival of Representations, Warranties and Covenants; Indemnification; Escrowed Merger Consideration

The representations, warranties and covenants of the parties contained in the merger agreement shall survive the consummation of the business combination and shall continue in full force and effect for one year following consummation of the business combination, provided that any covenant that, by its terms, provides for performance following the consummation of the business combination shall survive until such covenant is performed.

Holders of GPIA common shares immediately before the first effective time (the “GPIA indemnified parties”) shall be entitled, for one year from the date the business combination is consummated, to indemnification from the indemnification escrow shares for any and all damages to the extent arising from:

•	any breach of any representation or warranty Rimini Street has made in the merger agreement or in the certificate to be delivered pursuant to the merger agreement (a “Rimini Street warranty breach”) (provided that any qualification or exception relating to materiality, material adverse effect or Rimini Street material adverse effect shall be disregarded for purposes of determining the amount of any damages and for purposes of determining whether such representation or warranty has been breached);
•	any breach by the Rimini Street or its subsidiaries of any covenant or agreement of Rimini Street or its subsidiaries in the merger agreement;
•	the absolute value of such negative number in the event the estimated Closing Date indebtedness minus Closing Date indebtedness, plus Closing Date cash minus estimated Closing Date cash, plus estimated Closing Date unpaid transactions minus Closing Date unpaid transactions is a negative number;
•	any Rimini Street stockholder’s exercise of dissenters’ rights; and
•	any legal proceeding by any Rimini Street stockholder against Rimini Street or GPIA, or their respective officers and directors, in each case, arising out of or related to the merger agreement or the business combination.

GPIA shall indemnify, defend and hold the Holder Representative and the Rimini Street stockholders (collectively, the “seller indemnified parties”) harmless for any and all damages to the extent arising from (i) any breach of any representation or warranty GPIA or Let’s Go has made in the merger agreement or in the certificate to be delivered pursuant to the merger agreement (an “acquiror warranty breach”) (provided that any qualification or exception relating to materiality, material adverse effect or GPIA material adverse effect shall be disregarded solely for purposes of determining the amount of any damages, but not for purposes of determining whether such representation or warranty has been breached) or (ii) any breach by GPIA or Let’s Go of any covenant or agreement of GPIA or Let’s Go in the merger agreement.

GPIA indemnified parties shall not be entitled to indemnification with respect to any indemnification claim made with respect to Rimini Street warranty breach (other than Rimini Street warranty breaches with respect to Rimini Street fundamental representations) unless and until damages exceed both a per claim amount of $75,000 and a $1,750,000 threshold for all claims (excluding amounts below the per claim amount).

All damages for which any indemnified party would otherwise be entitled to indemnification under the merger agreement shall be reduced by the amount of insurance proceeds, tax benefits actually realized by the indemnified in the taxable year in which such indemnification payment is made, indemnification payments and other third party recoveries which any indemnified party actually receives in respect of any damages incurred by such indemnified, net of applicable reserves, and deductibles, and reasonable internal or third party expenses actually incurred in obtaining or receiving such recoveries.

Fees and Expenses

In the event that the transactions contemplated by the merger agreement are not consummated, each party to the merger agreement shall bear its own expenses incurred in connection with the merger agreement and the transactions therein, including all fees of its legal counsel, financial advisers and accountants; it being agreed and acknowledged by the parties that all such expenses of Rimini Street and its subsidiaries shall be deemed transaction expenses. However, in the event that the transactions contemplated by the merger agreement shall be consummated, the merger agreement provides that RMNI shall bear all expenses incurred by the parties to the merger agreement in connection with the merger agreement and the transactions contemplated therein, including all fees of the parties’ respective legal counsel, financial advisers and accountants.

Amendments

The merger agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as the merger agreement and which makes reference to the merger agreement.

Governing Law; Consent to Jurisdiction

The merger agreement is governed by and construed in accordance with the law of the state of Delaware.

With respect to any proceeding or action based upon, arising out of or related to the merger agreement or the transactions contemplated by the merger agreement, each party irrevocably submits to the exclusive jurisdiction of Court of Chancery of the State of Delaware (or, to the extent such Court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware in respect of any action, suit or proceeding arising in connection with the merger agreement, and agrees that any action, suit or proceeding may be brought only in such court.

Merger Agreement Amendment

On June 30, 2017, GPIA, Let’s Go, Rimini Street and the Holder Representative entered into amendment no. 1 to the merger agreement. Pursuant to the merger agreement amendment, the parties agreed to, among other things: (1) amend the provision of the merger agreement relating to cash payments to be made to former employees and former service providers of Rimini Street who hold outstanding options that have not been exercised by the first effective time, (2) update the capitalization of GPIA referred to in the merger agreement to reflect the number of public shares redeemed by GPIA on May 25, 2017, (3) provide that the mutual closing condition requiring a minimum of $50,000,000 of GPIA available cash includes (rather than excludes) the amount of $6,037,500 that will be paid in respect of deferred underwriting commissions, and (4) delete the provision of the merger agreement requiring GPIA to adopt an employee stock purchase plan.

Related Agreements

Non-Disclosure Agreement

On April 6, 2017, the Sponsor entered into a non-disclosure agreement with Rimini Street, the provisions of which agreement survived the execution of the merger agreement and shall automatically on April 6, 2019. The non-disclosure agreement provides for confidentiality obligations owed by GPIA to Rimini Street in relation to the information disclosed by or on behalf of Rimini Street in connection with the proposed business combination.

Rimini Street Transaction Support and Voting Agreement

On May 16, 2017, we entered into a transaction support and voting agreement with Seth A. Ravin (as trustee of a trust holding common and preferred stock of Rimini Street), Thomas C. Shay, Adams Street Partners, LLC and certain Adams Street fund limited partnerships, pursuant to which, among other things, such stockholders have, among other things, agreed to vote their shares of Rimini Street Class A Common Stock, Rimini Street Class B Common Stock, Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock in favor of adoption of the merger agreement and the approval of the business combination at the meeting of the Rimini Street stockholders held for such purpose.

As of the date of this joint proxy statement/prospectus, the aggregate number of shares covered by the transaction support and voting agreement represents 71.6% of the outstanding Rimini Street Class B Common Stock, 36.4% of the outstanding Series A Preferred Stock, 100% of the outstanding Series B Preferred Stock and 100% of the outstanding Series C Preferred Stock. Accordingly, assuming the performance in accordance with the terms of such transaction support and voting agreement by each of the Rimini Street stockholders named therein, Rimini Street will obtain the relevant approvals of its stockholders in connection with the business combination and the other transactions contemplated by the merger agreement.

GPIAC, LLC’s Sponsor Transaction Support and Voting Agreement

On May 16, 2017, in connection with the transactions contemplated by the merger agreement, GPIAC, LLC entered into a transaction support and voting agreement with GPIA and Rimini Street, pursuant to which, among other things, GPIAC, LLC agreed to vote its GPIA ordinary shares in favor of the transactions at the extraordinary general meeting of GPIA’s shareholders to be held in connection with the transactions contemplated by the merger agreement. As of the date of this joint proxy statement/prospectus, the aggregate number of shares covered by the transaction support and voting agreement entered into by GPIAC, LLC represents 21.3% of the GPIA ordinary shares.

Lock-Up Letter

In connection with the transactions contemplated by the merger agreement, certain of Rimini Street’s stockholders (which we refer to as the Lock-up Stockholders) have executed a letter agreement, dated as of May 16, 2017, pursuant to which, among other things, such Lock-up Stockholders have agreed to certain restrictions regarding the transfer of the GPIA ordinary shares received by such Lock-up Stockholders in connection with the business combination.

Pursuant to the lock-up letter, the Lock-up Stockholders shall not transfer any GPIA shares from the first effective time through the first anniversary of the consummation of the business combination or earlier, if subsequent to the first effective time, (i) the last sale price of the RMNI common stock equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the first effective time or (ii) the date following the completion of the first effective time on which RMNI completes a liquidation, merger, share exchange or other similar transaction that results in all of the stockholders having the right to exchange their RMNI common stock for cash, securities or other property.

The lock-up letter allows the Lock-up Stockholders to transfer their shares to among others, GPIA’s officers or directors, any affiliates or any spouse, domestic partner, parent, sibling, child or grandchild of any of GPIA’s officers or directors, any members of the Sponsor or their affiliates, any other Lock-up Stockholder or any affiliate or immediate family member of any Lock-up Stockholder.

The lock-up letter shall terminate in the event of the termination of the merger agreement.

Equity Commitment Letter

We have entered into an equity commitment letter with the Sponsor dated May 16, 2017 (which we refer to as the equity commitment letter). Pursuant to the equity commitment letter, among other things, the Sponsor will (in certain circumstances) provide backstop equity financing by means of purchasing newly issued GPIA ordinary shares based on a per share issue price of $10.00 per share in an aggregate amount of up to $35,000,000 (which we refer to as the equity commitment).

If, upon the effectiveness of the first merger, the sum of (i) the cash available in the trust account (after the deduction of the cash used for redemptions of our ordinary shares in connection with the business combination, and including an aggregate of $6,037,500 of deferred underwriting commissions and other fees held in the trust account) and (ii) the cash available to GPIA from the consummation of certain issuances of GPIA ordinary shares (which we refer to as non-Sponsor available cash) is greater than or equal to $50,000,000, then the Sponsor’s equity commitment is zero.

If, upon the effectiveness of the first merger, the non-Sponsor available cash is less than $50,000,000, then the Sponsor’s equity commitment is the lesser of (i) $50,000,000 minus the non-Sponsor available cash and (ii) $35,000,000, which is the maximum commitment of the Sponsor under the equity commitment letter (such amount as calculated pursuant to the foregoing clauses (i) and (ii) being referred to in this joint proxy statement/prospectus as the commitment. In addition, pursuant to the equity commitment letter, the Sponsor may, in its sole discretion and in connection with the consummation of the business combination, elect to purchase (on or prior to the domestication) GPIA common shares at a price of $10.00 per share in excess of such commitment, but in all cases up to a maximum of $35,000,000 when aggregated with such commitment.

Therefore, the maximum number of shares of GPIA common shares that the Sponsor can be required to acquire pursuant to the equity commitment letter is 3,500,000 shares of GPIA common shares at a cash purchase price of $10.00 per share of common stock. Any shares of GPIA common shares to be acquired by the Sponsor pursuant to the equity commitment letter shall be acquired by the Sponsor upon or prior to the domestication of GPIA as a Delaware corporation.

The GPIA common shares issued pursuant to the equity commitment letter shall constitute registrable securities under the registration rights agreement. Pursuant to the terms of the equity commitment letter, the Sponsor may allocate all or a portion of its obligations under the equity commitment letter to one or more persons who commit to purchase GPIA ordinary shares in connection with the business combination, but such allocation shall not relieve the Sponsor of its obligations thereunder.

The Sponsor’s obligations under the equity commitment letter are subject to the following conditions:

•	execution of the merger agreement by the parties thereto and all related agreements required by the merger agreement;
•	satisfaction in full or waiver by GPIA and Let’s Go of each of the conditions to the obligations of GPIA and Let’s Go to consummate the transactions contemplated by the merger agreement;
•	confirmation by Rimini Street that all conditions in the merger agreement that are for the benefit of Rimini Street have satisfied or have been waived by Rimini Street;
•	the execution and delivery of each of the waiver letter agreements, dated May 16, 2017, (i) among Rimini Street, the lender parties thereto, Cortland Capital Market Services LLC, as collateral agent and as administrative agent, and CB Agent Services LLC, as origination agent, providing for, among other things, subject to the satisfaction of the conditions set forth therein, the required lenders’ consent to the execution of the merger agreement, (ii) among Rimini Street and CB Agent Services LLC, as origination agent, providing for, among other things, subject to the satisfaction of the conditions set forth therein, the origination agent’s consent to the consummation of the transactions contemplated by the merger agreement, and (iii) among Rimini Street, the lender parties thereto, Cortland Capital Market Services LLC, as collateral agent and as administrative agent, and CB Agent Services LLC, as origination agent, providing for, among other things, subject to the satisfaction of the conditions set forth therein, the required lenders consent to the consummation of the transactions contemplated by the merger agreement, substantially concurrently with the execution of the equity commitment letter; and
•	consummation of the first merger and the transactions contemplated by the merger agreement occurring substantially concurrently with the payment required under the equity commitment.

The equity commitment letter terminates automatically upon the earliest to occur of (a) the consummation of the first merger and (b) the date that the merger agreement is validly terminated pursuant to its terms.

Warrant Consent and Conversion Agreement

Rimini Street and the Origination Agent are party to the Origination Agent warrant agreement, dated as of June 24, 2016, pursuant to which Rimini Street issued Origination Agent warrants to purchase an aggregate of 14,110,259 shares of Rimini Street common stock at an exercise price per share of $1.35, upon the terms and subject to the conditions set forth in the Origination Agent warrant agreement.

In connection with the mergers, GPIA and Rimini Street have agreed to increase the aggregate number of shares of Rimini Street common stock issuable under the Origination Agent warrant agreement to include an additional 260,000 shares of Rimini Street common stock at an exercise price per share of $1.35 in full satisfaction of a provision of the Origination Agent warrant agreement. Such provision had required Rimini Street, under certain circumstances, to issue to holders of the Origination Agent warrants additional warrants to purchase a number of shares necessary to ensure that such holders hold 5% of Rimini Street’s fully-diluted share capital.

We have entered into a warrant consent and conversion agreement, dated May 16, 2017, by and among GPIA, Rimini Street and the Origination Agent. Pursuant to the warrant consent and conversion agreement, among other things, the Origination Agent agrees immediately prior to, and contingent upon the occurrence of, the first effective time, to: (i) terminate the Origination Agent warrant agreement, (ii) surrender to Rimini Street any and all of its Origination Agent warrants and (iii) receive warrants relating to shares of RMNI. At the consummation of the business combination, GPIA has agreed to issue to the holders of the Origination Agent warrants and each such holder has agreed to convert their relevant allocated portion of Origination Agent warrants into warrants to purchase shares of RMNI. After such conversion, the Origination Agent warrants will be cancelled and cease to represent a right to acquire shares of Rimini Street common stock. The total number of Origination Agent warrants that will be converted and cancelled is expected to result in warrants relating to 3,537,412 shares of RMNI common stock being issued.

Background to the Business Combination

On May 26, 2015, GPIA closed its initial public offering of 17,250,000 units, with each unit consisting of one ordinary share and one-half of a warrant to acquire one ordinary share upon consummation of an initial business combination. The units from our initial public offering were sold at an offering price of $10.00 per unit, generating total gross proceeds of $172,500,000. Simultaneously with the closing of our initial public offering, GPIA consummated the sale of 6,062,500 warrants at a price of $1.00 per warrant in a private placement to the Sponsor, generating gross proceeds of $6,062,500.

The following table sets forth the gross proceeds received from our initial public offering and the sale of the private placement warrants, the total expenses related thereto and the net proceeds received by GPIA, in each case, as of May 26, 2015:

Gross Proceeds	Initial public offering gross proceeds	$172,500,000
	Private placement warrants gross proceeds	$6,062,500
	Total gross proceeds (initial public offering and private placement warrants)	$178,562,500
Expenses / Underwriters’ Deferred Discount	Initial public offering-related expenses	$4,923,090
	Underwriters’ deferred discount	$6,037,500
	Total expenses and deferred discounts related to our initial public offering and sale of private placement warrants	$10,960,590
Net Proceeds	Initial public offering net proceeds	$161,539,410
	Private placement warrants net proceeds	$6,062,500
	Total net proceeds (initial public offering and private placement warrants)	$167,601,910
Trust Account	Initial public offering proceeds (including underwriters’ deferred discount)	$166,437,500
	Private placement warrant proceeds	$6,062,500
	Total proceeds placed in trust account	$172,500,000
Operating Account	Proceeds from initial public offering and private placement warrants	$1,110,063
	Total proceeds held in operating account	$1,110,063

Following the closing of our initial public offering, an amount of $172,500,000 ($10.00 per share) from the net proceeds of the sale of the units in our initial public offering was placed in the trust account and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “1940 Act”), with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund selected by GPIA meeting the conditions of paragraphs (d)(1), (d)(2), (d)(3) and (d)(4) of Rule 2a-7 of the 1940 Act, as determined by GPIA, until the earlier of: (i) the consummation of an initial business combination within the prescribed time or (ii) the distribution of the trust account as described below.

Initially, the Sponsor and our executive officers and directors agreed that we must complete our initial business combination by May 26, 2017, which was 24 months from the closing of our initial public offering. As further discussed below, on May 23, 2017, the shareholders of GPIA approved, among other things, the Extension Amendment Proposal and the Trust Amendment Proposal (in each case, as defined below and further described in the definitive proxy statement filed by GPIA with the SEC on April 24, 2017 relating to GPIA’s extraordinary general meeting held on May 23, 2017 (the “Extension Meeting”)). At the Extension Meeting, the shareholders of GPIA approved the Extension Amendment Proposal and the Trust Amendment Proposal, which, among other things, extended the date by which GPIA must (i) consummate our initial business combination, (ii) cease our operations if we fail to complete such initial business combination, and (iii) redeem all of GPIA’s shareholder’s ordinary shares included as part of the units sold in GPIA’s initial public offering, from May 26, 2017 to November 27, 2017.

If we are not able to complete the business combination with Rimini Street by November 27, 2017, or another business combination by that date, we would cease all operations, except for the purpose of winding up, redeeming all of the outstanding public shares for cash and, subject to the approval of our remaining shareholders and our board of directors, dissolving and liquidating, subject in each case to our obligations under Cayman Islands law, including the Cayman Islands Companies Law, to provide for claims of creditors and the requirements of other applicable law.

Following the completion of our initial public offering in May 2015, representatives of GPIA engaged in extensive discussions with investment bankers and business owners with respect to potential investment opportunities in the consumer and services sectors in the United States and Europe. GPIA sought an established company that included the following traits: strong brands and products or services with the potential to expand market share over time; strong growth stories and a clear value creation potential; and potential to enter new markets, such as emerging markets.

In the process that led to identifying Rimini Street as an attractive investment opportunity, GPIA reviewed and performed varying levels of due diligence on approximately 350 companies in the United States and Europe, including Rimini Street. In addition to the offer made to Rimini Street in connection with the business combination, GPIA made formal presentations to and/or submitted offers to multiple companies in the consumer goods, services, retail and restaurants sectors. The most developed opportunity prior to Rimini Street involved the proposed acquisition of WKI Holding Company, Inc. (“World Kitchen”), a leading multinational manufacturer and marketer of houseware products. This transaction was publicly announced in April 2016, with associated filings with the SEC, but was terminated in November 2016. Of the 350 companies referenced above, GPIA performed varying levels of due diligence on approximately 100 companies in the United States and Europe since November 2016, and, in addition to the offer made to Rimini Street, GPIA made formal presentations to and/or submitted offers to the following companies: an e-commerce company focused on home wares based in Europe (“Company A”), a food company focused on healthy snacking based in the United States (“Company B”), a transportation company focused on car hauling based in the United States (“Company C”), a packaging business based in Europe focused on plastic containers (“Company D”), a craft brewer based in the United States (“Company E”), a recreational boat manufacturer based in the United States (“Company F”) and a provider of event technology services based in the United States (“Company G”).

Each of the aforementioned opportunities did not progress for the following reasons. Company A, after due diligence, was determined to be not yet public company ready in terms of infrastructure and required public reporting. Company B required a sizeable secondary component to the transaction value and also required a higher valuation than GPIA assessed as appropriate. Company C would have yielded an equity value likely to be inadequate measured by overall size and expected float. Company D was determined to have too much deal risk based on the required combination and integration of ancillary businesses in advance of a potential closing. Company E believed it could command a higher valuation by pursuing a sale to a strategic buyer. Company F preferred to capitalize on the low interest rate environment by pursuing a dividend recapitalization instead. Company G experienced negative earnings versus the comparable prior year period, and we believed such circumstances would not be viewed favorably by the public market.

On March 24, 2017, during a call between Mr. Andrew Fleiss, Managing Director at GP North America, LLC, an affiliate of the Sponsor and Mr. Zachary Fisher, Managing Director at Cowen and Company, LLC (“Cowen”),

Mr. Fisher mentioned Rimini Street as a potential business combination partner for GPIA. On March 27, 2017, Mr. Fleiss, Mr. Rodrigo Boscolo, Director at GP North America, LLC, Mr. Fisher and Mr. Peter Gant, Managing Director at Cowen, discussed in greater detail a potential transaction involving Rimini Street and GPIA.

On April 5, 2017, Mr. Fleiss, Mr. Boscolo, Mr. Fisher, Mr. Michael Campbell, Managing Director at Cowen, Mr. Seth Ravin, CEO at Rimini Street, and Mr. Tom Sabol, CFO at Rimini Street, met in person with the purpose of learning more about Rimini Street and further evaluating Rimini Street as a business combination opportunity. GPIA and Rimini Street executed a non-disclosure agreement concurrently with this meeting.

On April 10, 2017, GPIA made a preliminary proposal to Rimini Street that included background on GPIA and GP Investments, qualitative and quantitative considerations regarding a potential merger between GPIA and Rimini Street, and assessed valuation for such a potential transaction. Valuation was determined by taking a discount to the trading multiples of software and software-services comparable companies.

On April 12, 2017, GPIA’s board of directors held a meeting to discuss the investment pipeline and advanced leads, including Rimini Street, and to evaluate the merits of extending GPIA’s corporate life. GPIA’s board of directors determined that it was in the best interest of GPIA’s shareholders to seek an extension, and resolved to recommend that GPIA’s shareholders vote to, among other things, approve such an extension, of GPIA’s corporate life from May 26, 2017 to November 27, 2017, in order to pursue such advanced leads.

On April 13, 2017, GPIA filed with the SEC a preliminary proxy statement providing notice of an extraordinary general meeting of shareholders at which its shareholders would consider proposals to (i) amend GPIA’s amended and restated memorandum and articles of association to extend the date that GPIA has to consummate a business combination from May 26, 2017 to November 27, 2017 (the “Extension Amendment Proposal”), (ii) amend the Investment Management Trust Agreement, dated May 19, 2015, by and between GPIA and Continental Stock Transfer & Trust Company, to extend the date on which Continental Stock Transfer & Trust Company must liquidate the Trust Account established in connection with GPIA’s initial public offering if GPIA has not completed a business combination from May 26, 2017 to November 27, 2017 and to permit the withdrawal of funds from the Trust Account to pay shareholders who properly exercise their redemption rights in connection with the Extension Amendment Proposal (the “Trust Amendment Proposal”), and (iii) adjourn the Extension Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the prior two proposals. On the same day, GPIA announced that it had set April 24, 2017 as the record date in respect of the proposals to be voted on by GPIA’s shareholders at the Extension Meeting.

Also on April 13, 2017, GPIA submitted a non-binding letter of intent to Rimini Street with respect to a business combination involving the two entities, at an enterprise value of $770 million, in a debt-free, cash-free transaction. GPIA determined this valuation by applying a multiple to future expected revenue of Rimini Street or each of 2017 and 2018. This letter of intent also proposed a 21-day exclusivity period in order to allow GPIA time to perform due diligence and advance transaction-related documentation.

On April 17, 2017, Rimini Street provided feedback to GPIA on the April 13 non-binding letter of intent and the two parties engaged in discussions regarding potential paths forward and structuring of a possible transaction.

On April 18, 2017, GPIA submitted a revised non-binding letter of intent to Rimini Street. This letter included an enterprise valuation of $775 million, an increase of $5 million from the enterprise valuation as described in the April 13 letter. Additionally, the revised letter provided further detail with respect to corporate governance measures that would be put in place upon the consummation of the transaction. The revised letter also contained an exclusivity period until May 9, 2017. GPIA and Rimini Street executed, and certain other parties who agreed to be bound by certain specified sections of such letter countersigned, the non-binding letter shortly thereafter. Subsequently, GPIA engaged third party advisors to perform business, financial, legal, insurance and technology due diligence on Rimini Street. GPIA and certain of its advisors were provided with access to Rimini Street’s electronic data room on or about April 23, 2017.

On April 24, 2017, GPIA filed with the SEC a definitive proxy statement, updated from the preliminary proxy statement filed on April 13, 2017 with respect to the matters to be voted on at the Extension Meeting. The definitive proxy statement was mailed to holders of record on or about April 24, 2017.

On April 24, 25, and 26, 2017, GPIA and its advisors met with Rimini Street in Pleasanton, CA for presentations by Rimini Street’s senior management team as well as various due diligence sessions. Attendees from GPIA included

Mr. Antonio Bonchristiano, Chief Executive Officer and Chief Financial Officer of GPIA, and Mr. Fersen Lambranho, Chairman of GPIA’s board of directors, as well as Messrs. Fleiss and Boscolo. Representatives including Cowen, financial advisor to Rimini Street, Citigroup Inc. (“Citi”), capital markets and financial advisor to GPIA, and Skadden, Arps, Slate, Meagher & Flom LLP, which we refer to as Skadden, legal counsel to GPIA, participated telephonically in the due diligence sessions held on April 26, 2017.

On April 28, 2017, the GPIA board of directors held a meeting to discuss the merits of a business combination with Rimini Street and major findings from the April 24-26 management meetings and diligence sessions. At such meeting, a representative of Maples and Calder, which we refer to as Maples, Cayman Islands legal counsel to GPIA, distributed materials to the directors and discussed applicable legal duties with the directors. Also at such meeting, a representative of Skadden discussed certain legal matters, including the importance of identifying any potential conflicts of interest on the part of the GPIA board of directors or its advisors. The GPIA board of directors identified the related party nature of the possible equity investment by the Sponsor and reached consensus that it would be prudent to establish a committee of independent directors to review, among other things, the terms of such an equity investment if the transaction proceeded. The GPIA board of directors resolved to form a Special Transaction Committee (the “special transaction committee”), composed of Messrs. Christopher Brotchie, Fernando d’Ornellas Silva and Alexandre Hohagen, each of whom had previously been determined by the GPIA Board to be an “independent director” as defined in the NASDAQ listing standards and applicable SEC rules. While the initial rationale behind formation of the special transaction committee was the related party nature of the proposed equity commitment from the Sponsor, the GPIA Board resolved that the special transaction committee should consider and evaluate the entirety of the proposed business combination, including the equity commitment and recommend to the full GPIA board of directors the approval or rejection of such proposed business combination.

On May 1, 2017, Skadden, on behalf of GPIA, provided a draft merger agreement to Wilson, Sonsini, Goodrich & Rosati, Professional Corporation (“WSGR”), counsel to Rimini Street.

On May 3, 2017, Skadden and WSGR had a conference call to discuss the merger agreement and certain issues identified by Rimini Street.

Also on May 3, 2017, GPIA sent a draft equity commitment letter between GPIA and the Sponsor to WSGR.

On May 4, 2017, WSGR provided a revised draft of the merger agreement to Skadden. Later that day, Skadden and WSGR had a conference call to discuss the revised draft of the merger agreement.

On May 6, 2017, Skadden provided a revised draft of the merger agreement to WSGR. Later that day, Skadden and WSGR had a conference call to discuss the revised draft of the merger agreement and certain open issues related to indemnification and go-forward governance of GPIA from and after the consummation of the proposed business combination.

On May 7, 2017, WSGR provided a revised draft of the merger agreement to Skadden.

On May 8, 2017, the GPIA board of directors held a meeting at which it received information from various third parties advisors who had conducted due diligence with respect to Rimini Street and the proposed business combination, including: Skadden for legal and litigation due diligence; PricewaterhouseCoopers LLP for financial, tax, and commercial due diligence; Willis Towers Watson for property and casualty insurance and employee benefits due diligence; and Performance Improvement Partners LLC for technology due diligence. In its consideration of the proposed business combination with Rimini Street, the GPIA board of directors determined not to obtain a fairness opinion. The officers and directors of GPIA have significant experience in evaluating the business, operations and financial metrics of companies and concluded that such experience, together with the experience of GPIA’s financial advisor enabled them to make informed analyses and determinations regarding the potential business combination with Rimini Street. To that end, to assist the GPIA board of directors in better analyzing the business combination, the directors asked Citi to present certain discussion materials prepared by Citi, including a value assessment of Rimini Street and a comparable company benchmarking based on both operational and valuation metrics. Also at this meeting, Maples and Skadden representatives discussed certain legal matters and Skadden representatives provided an update regarding the potential Rimini Street transaction and reviewed the draft transaction documentation.

On May 8, 2017, Skadden and WSGR had a conference call to discuss certain open issues in the merger agreement and other related transaction documentation. Thereafter, GPIA and its advisors as well as Rimini Street and its advisors had a conference call regarding key open issues in the transaction agreements in connection with the proposed transaction between GPIA and Rimini Street.

On the morning of May 9, 2017, the GPIA board of directors held a meeting to review and discuss the status of negotiations between GPIA and Rimini Street and open issues in the various transaction agreements related to the proposed transaction. Skadden representatives provided an update on the transaction agreements. The GPIA board of directors engaged in a thorough discussion and provided guidance with respect to the transaction documents and the open points. Mr. Brotchie, a director and a member of the special transaction committee, advised the GPIA board of directors that, based on recent discussions with GPIA’s Sponsor, an entity with which Mr. Brotchie is affiliated may participate in the Sponsor’s equity financing for the proposed transaction, and, accordingly, Mr. Brotchie thought it best that he be removed from the special transaction committee, given its purpose, among other things, was to consider and evaluate the terms of the equity commitment. The other directors unanimously agreed, and the composition of the special transaction committee was revised accordingly. Thereafter, the special transaction committee, then comprised solely of Messrs. d’Ornellas Silva and Hohagen, held an executive session with Skadden representatives to discuss the proposed business combination, including, among other things, the equity commitment letter with the Sponsor.

On May 9, 2017, Skadden provided a revised draft of the merger agreement to WSGR. Later that day, Skadden and WSGR had a conference call to discuss the revised draft of the merger agreement and related transaction documentation.

In the evening on May 9, 2017, the GPIA board of directors held a meeting to discuss the progress made throughout the day with respect to the transaction agreements and open issues.

On May 10, 2017, WSGR provided a revised draft of the merger agreement to Skadden. Later that day, Skadden and WSGR had a conference call to discuss the revised draft of the merger agreement and related transaction documentation.

Later that evening, Rimini Street and its advisors had a conference call with GPIA and its advisors to discuss certain matters related to the proposed transaction, including that Rimini Street was reviewing the proposed transaction structure and sought to alter such structure in light of certain tax considerations for Rimini Street’s securityholders.

From May 10, 2017 to May 14, 2017, representatives of GPIA, Skadden and Citi worked with representatives of Rimini Street, WSGR and Cowen to finalize transaction structure, resolve open issues and progress the transaction agreements based on the outcome of the parties discussion and agreed upon resolution of such issues.

In the morning on May 15, 2017, WSGR provided a revised draft of the merger agreement to Skadden, reflecting the “two-step” merger structure described in this joint proxy statement/prospectus in place of the reverse subsidiary merger structure contemplated in previous drafts. Later that morning, Skadden provided a revised draft of the merger agreement to WSGR, reserving on certain open points pending discussion with GPIA’s board of directors for a meeting scheduled for later that day.

In the afternoon on May 15, 2017, GPIA’s board of directors held a meeting to review and discuss the revised transaction structure and to determine whether or not to authorize entry into the business combination with Rimini Street. Representatives of Maples and Skadden also were in attendance. Maples representatives provided an overview of the directors’ fiduciary duties under Cayman Islands law. Representatives of Citi were invited to join the meeting and provided an update to the directors on Citi’s discussion materials, including a reaffirmation of Citi’s analyses as presented to the GPIA board of directors on May 8, 2017. Skadden representatives reviewed legal matters and the terms of the transaction agreements, including a remaining issue related to certain indemnification mechanics in the merger agreement. During the meeting, the special transaction committee held an executive session with Skadden representatives to discuss the proposed business combination, including, among other things, the equity commitment letter with the Sponsor, and thereafter determined to recommend the transaction with Rimini Street to the full GPIA board of directors, pending satisfactory resolution of the open issue regarding the indemnity mechanics in the merger agreement. Thereafter, the full board of directors engaged in thorough discussions on the proposed transaction with Rimini Street, including the special transaction committee’s recommendation of approval thereof contingent upon resolution of such open issue. The GPIA board of directors provided guidance on what they believed to be a satisfactory resolution of such open issue and authorized the authorized officers of GPIA to negotiate a resolution based on such guidance. After discussing the proposed transaction and considering the presentations by Maples, Skadden and Citi, the GPIA board of directors unanimously determined the transaction with Rimini Street to be fair to, advisable and in the best interests of GPIA and its shareholders, determined to approve the merger agreement upon resolution of the remaining issue and resolved to recommend that its shareholders vote in favor of, among other things, the business combination, the merger agreement, the stock issuance in connection therewith, and certain corporate governance matters in relation to the adoption of new organizational documents upon GPIA’s domestication in the State of Delaware.

In the morning on May 16, 2017, Skadden provided WSGR with a revised proposal on the open indemnity issues in the merger agreement, reflecting the guidance provided by GPIA’s board of directors at their May 15, 2017 meeting. Thereafter, representatives of GPIA, Skadden and Citi worked with representatives of Rimini Street, WSGR and Cowen to resolve the above-referenced indemnity issues, and the parties revised the merger agreement to reflect the same.

Throughout the morning of May 16, 2017, GPIA and Skadden worked with Rimini Street and WSGR to finalize the merger agreement and the related transaction agreements. The merger agreement and the related documentation were executed by the respective parties thereto at approximately 7:30 a.m. Eastern Time on May 16, 2017.

On May 16, 2017, prior to the opening of trading in the U.S. capital markets, a press release was issued announcing the execution of the merger agreement and the planned business combination. Shortly thereafter, GPIA made filings with the SEC that included the press release and an investor presentation in relation to the business combination between GPIA and Rimini Street.

At 10:00 a.m. Eastern Time on May 16, 2017, Messrs. Bonchristiano and Ravin held an investor call to discuss the business combination and Rimini Street’s business, during which they reviewed the investor presentation that had been filed with the SEC that morning.

On May 23, 2017, the shareholders of GPIA approved the Extension Amendment Proposal and the Trust Amendment Proposal at the Extension meeting, which, among other things, had the effect of extending GPIA’s corporate life until November 27, 2017. In connection with the Extension Amendment Proposal, GPIA’s public shareholders had the right to elect to redeem their shares of GPIA’s common stock for a per share price, payable in cash, based upon the aggregate amount then on deposit in the GPIA’s trust account. In connection with the Extension Amendment Proposal, public shareholders of GPIA holding 1,552,724 ordinary shares validly elected to redeem their ordinary shares and, accordingly, the balance in the GPIA’s trust account, after deduction of the amount required to redeem the ordinary shares subsequently redeemed on May 25, 2017, was announced as $157.8 million.

On June 1, 2017, representatives of GPIA and Rimini Street discussed possible modifications to the merger agreement to clarify, among other things, the parties’ intent that certain deferred underwriting commissions and other fees being held in the trust account should be included in the calculation of the cash available in GPIA’s trust fund for purposes of determining the satisfaction of the mutual closing condition that at least $50.0 million in cash be available to GPIA as of consummation of the business combination. On June 1, 2017, Skadden provided a draft of the merger agreement amendment to WSGR.

Between June 23, 2017 and June 28, 2017, WSGR and Skadden exchanged revised drafts of the merger agreement amendment, reflecting additional proposed changes to the merger agreement by Rimini Street and GPIA.

On June 29, 2017, the special transaction committee and the full board of directors reviewed the draft of the registration statement of which this joint proxy statement/prospectus forms part. In addition, also on June 29, 2017, the special transaction committee unanimously recommended entry into the merger agreement amendment to the full board of directors and the full board of directors unanimously resolved to enter into the merger agreement amendment.

On June 30, 2017, the merger agreement amendment was executed by the respective parties thereto at approximately 4:00 p.m. Eastern Time, in advance the filing with the SEC of the registration statement of which this joint proxy statement/prospectus forms part.

The parties have continued and expect to continue regular discussions regarding the execution and timing of the business combination.

Description of Discussions with Citi

The following is a brief summary of the discussions materials presented by Citi as part of a discussion with GPIA’s board of directors. The GPIA board of directors did not request, and Citi did not render any report, opinion as to the fairness or appraisal of the consideration or any other aspect of the merger to GPIA, Sponsor, Rimini Street or any other person. Because Citi did not render any report, opinion as to the fairness or appraisal of the consideration or any other matter, Citi did not follow the procedures that it would ordinarily follow in connection with rendering a report, opinion or appraisal. Citi conducted a review of information provided to it by GPIA, Sponsor and Rimini. Citi did not make, and the discussion with GPIA’s board of directors did not constitute, a recommendation to the GPIA board of directors with respect to the merger or any other matter.

The forward-looking statements included below are not a reliable indication of future results, and GPIA, Rimini Street and their respective management teams do not make any representation to readers of this joint proxy statement/prospectus concerning the ultimate performance of RMNI. Actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under the sections entitled “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Rimini Street” and elsewhere in this joint proxy statement/prospectus.

Citi’s Limited Role

GPIA retained Citi to act as capital markets advisor and financial advisor to GPIA’s board of directors. Citi did not render any report, opinion as to the fairness or appraisal of the consideration or any other aspect of the merger to GPIA, Sponsor, Rimini Street or any other person. Citi presented to GPIA’s board of directors on May 8, 2017 and on May 15, 2017. Citi presented its discussion materials for the information and assistance of the GPIA board of directors in connection with the GPIA board of directors’ consideration of the merger. Citi did not make, and its review of the information provided to it by GPIA, Sponsor and Rimini did not constitute, a recommendation to the GPIA board of directors with respect to the merger or any other matter.

Citi conducted a review of information provided to it by GPIA, Sponsor and Rimini Street. With the consent of GPIA’s board of directors, Citi assumed and relied upon, without independent verification, the accuracy and completeness of the information provided to it. In addition, with the consent of GPIA’s board of directors, Citi did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of GPIA, Sponsor or Rimini Street, nor was Citi furnished with any such evaluation or appraisal. With respect to the financial forecasts and estimates reviewed, Citi assumed, at the direction of GPIA’s board of directors, that they were reasonably prepared on a basis reflecting the best then-available estimates and judgments of the management of Rimini Street as to the future financial performance of Rimini Street.

The consideration to be paid by GPIA in the merger was determined through negotiations between GPIA and Rimini Street and the decision by GPIA to enter into the merger was solely that of GPIA’s board of directors. The discussions between GPIA’s board of directors and Citi was only one of many factors considered by GPIA’s board of directors in its evaluation of the merger. While Citi provided advice to GPIA’s board of directors during GPIA’s negotiations with Rimini Street, GPIA’s board of directors determined the consideration and Citi did not recommend any specific amount or type of consideration.

Summary of Discussion Materials

The following is a brief summary of the discussions between Citi and GPIA’s board of directors on May 8, 2017 and May 15, 2017.

Investment Highlights Summary and Financial Summary

Citi provided an overview summary of Rimini Street’s business to GPIA’s board of directors. Citi discussed that GPIA’s cash available following the closing of the business combination was anticipated to improve Rimini Street’s balance sheet, reduce leverage and position Rimini Street for accelerated growth. Furthermore, based on the following information provided to it by GPIA, Sponsor and Rimini: a post-combination pro forma enterprise value of $838 million; Rimini Street’s competitive advantages over competitors, including offering premium support at a significant discount to competing service providers and Rimini Street’s projected growth – Citi expressed its view that at a share price of $10.00 per share for the pro forma company would represent a meaningful discount to market comparables based on the comparable company discussion below.

Discussion of Companies

Citi discussed with GPIA’s board of directors Citi’s comparison of selected financial data of Rimini Street provided to it by GPIA, Sponsor and Rimini Street with a set of companies operating in similar industries, consisting of: (a) certain well-known application software providers with revenue growth over 20%: (i) BlackLine, (ii) Kinaxis, (iii) Ultimate Software, (iv) Coupa, (v) salesforce.com and (vi) Workday (the “Application Software Peers – High Growth Companies”); (b) certain well-known application software providers with revenue growth below 20%: (i) AspenTech, (ii) CallidusCloud, (iii) Cornerstone OnDemand, (iv) Descartes, (v) Manhattan Associates, (vi) Microsoft, (vii) Oracle, (viii) PTC, (ix) SAP and (x) Tyler Technologies (the “Application Software Peers – Low Growth Companies”); (c) software companies with revenue growth over 20% and EBIT margin between 15% and 20%: (i) Atlassian, (ii) CyberArk, (iii) Kinaxis, (iv) Palo Alto Networks, (v) salesforce.com, (vi) ServiceNow and (vii) Ultimate Software (the “High Growth/Strong Margin Software Peer Companies”); and (d) companies with revenue growth over 20% that have services as a major component of total revenue: (i) EPAM, (ii) Globant and (iii) Luxoft (the “High Growth Services Companies”); (companies under categories (a) through (d), the “selected companies”). The preceding selected companies were chosen by Citi based on its experience in the industry and the data used to compare them to the selected financial data of Rimini Street was obtained from the following publicly available data sources: SEC filings and FactSet consensus estimates.

Citi presented, among other things, a comparable benchmarking review of key operating metrics (including consensus estimates of 2018 revenue growth rates and 2018 Adjusted EBITDA margins) and valuation multiples (including consensus estimates of 2018 revenue multiples and 2018 Adjusted EBITDA multiples) of Rimini Street as provided to it by GPIA, Sponsor and Rimini Street against the selected companies.

Citi reviewed the provided estimated 2018 revenue growth of 34.0% for Rimini compared to a median of 22.3% for the Application Software Peers – High Growth Companies, 7.5% for the Application Software Peers – Low Growth Companies, 21.9% for High Growth/Strong Margin Software Peer Companies and 20.4% for the High Growth Services Companies.

Citi reviewed the provided estimated 2018 Adjusted EBITDA margin of 19.2% for Rimini Street, compared to a median of 19.0% for the Application Software Peers – High Growth Companies, 35.1% for the Application Software Peers – Low Growth Companies, 24.9% for High Growth/Strong Margin Software Peer Companies and 18.4% for the High Growth Services Companies.

Citi reviewed the provided estimated 2018 revenue multiple for Rimini Street, compared to a median of 7.3x for the Application Software Peers – High Growth Companies, 4.8x for the Application Software Peers – Low Growth Companies, 5.4x for High Growth/Strong Margin Software Peer Companies and 2.3x for the High Growth Services Companies.

Citi reviewed the provided estimated 2018 Adjusted EBITDA multiple for Rimini Street of 14.8x, compared to a median Adjusted EBITDA multiple of 26.7x for the Application Software Peers – High Growth Companies, 19.0x for the Application Software Peers – Low Growth Companies, 23.2x for High Growth/Strong Margin Software Peer Companies and 12.7x for the High Growth Services Companies.

Discussion Implied Price Per Share of Combined Company (GPIA and Rimini Street) Compared to $10.00 Per Share

Based on the provided estimates for 2018 revenue and median revenue multiples of the selected companies, Citi discussed implied price per share premia to the assumed $10.00 per share for Rimini Street as combined with GPIA of 156% for Application Software Peers – High Growth Companies, 69% for the Application Software Peers – Low Growth Companies, 88% for High Growth/Strong Margin Software Peer Companies, and -17.4% for the High Growth Services Companies.

Based on the provided Rimini Street’s estimates for 2018 Adjusted EBITDA and median Adjusted EBITDA multiples of the selected companies, Citi discussed derived implied price per share premia to the assumed $10.00 per share for Rimini Street as combined with GPIA of 80.0% for Application Software Peers – High Growth Companies, 28% for the Application Software Peers – Low Growth Companies, 56% for High Growth/Strong Margin Software Peer Companies , and -14% for the High Growth Services Companies.

Miscellaneous

Citi and/or certain of its affiliates, in connection with Citi’s engagement as our capital markets and financial advisor and in its capacity as underwriter in connection with our IPO, is entitled to $6,037,500 of deferred underwriting fees upon the consummation of our initial business combination. Additionally, under the terms of Citi’s engagement, GPIA agreed to reimburse Citi for its reasonable expenses, including fees, disbursements and other charges of counsel, and to indemnify Citi and related parties against liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement. In the ordinary course of business, Citi and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of GPIA and, accordingly, may at any time hold a long or short position in such securities.

GPIA selected Citi as its financial advisor in connection with the transaction because Citi is an internationally recognized investment banking firm with substantial experience in similar transactions and extensive familiarity and experience with SPAC-vehicles and related capital markets considerations.

GPIA’s Board of Directors’ and the Special Transaction Committee’s Reasons for the Business Combination

In seeking a candidate for a business combination, GPIA set out to target attractive investment opportunities in the consumer and services sectors in the United States and Europe with long-term growth potential. As identified in our initial public offering prospectus, our board of directors and management developed a set of general criteria and guidelines they believed to be important in evaluating a prospective target business, including, but not limited to, consideration of a business or businesses with one or more of the following qualities (listed in no particular order):

•	exhibit unrecognized value or other characteristics, such as observable competitive advantages, and multiple pathways to growth that we believe have been mis-evaluated by the marketplace based on our company specific analysis and due diligence review; and
•	will offer risk-adjusted equity return on investment for our shareholders. Returns will be evaluated based on (i) the potential for organic growth in cash flows, (ii) the opportunity for follow-on acquisitions and (iii) the prospects for creating value through new initiatives. Potential upside from growth in the target business and an improved capital structure will be weighed against any identified downside risks,

In addition to the guidelines set forth above, our board of directors and management refined their evaluation criteria using investor feedback received during the proposed acquisition of World Kitchen (as described in the section “—Background to the Business Combination”) which was terminated in November 2016. Specifically, our board of directors and management have evaluated the extent to which businesses:

•	merit an equity valuation at transaction closing which is significantly larger than that of World Kitchen, as opposed to solely the potential to grow into a larger equity valuation in future years; and
•	achieve significant growth at time of transaction closing, as opposed to solely the potential for high growth in future years.

Since its initial public offering in May 2015, GPIA has been in search of a business combination partner that meets its general screening criteria. To determine whether GPIA should pursue a business combination with Rimini Street, GPIA, as part of its comprehensive due diligence review of Rimini Street, retained third-party advisors who conducted and advised GPIA on legal matters, including litigation, financial, tax and commercial matters, property and casualty insurance, employee benefits and technology, respectively. Additionally, GPIA conducted numerous telephonic and on-site due diligence sessions with Rimini Street’s management and operations teams. GPIA’s management team conducted its own extensive financial analyses of Rimini Street, its current business and its future prospects.

GPIA’s board of directors and the special transaction committee considered a wide variety of factors in connection with their respective evaluations of the business combination. In light of the complexity of those factors, GPIA’s board of directors and the special transaction committee, in each case, as a whole, did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching their respective decisions. Individual members of GPIA’s board of directors and the special transaction committee may have given different weight to different factors. This explanation of GPIA’s reasons for the board of directors’ and the special transaction committee’s approval of the business combination, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Statement Regarding Forward-Looking Statements”.

In evaluating the business combination, GPIA’s board of directors and the special transaction committee consulted with GPIA management and representatives of PricewaterhouseCoopers LLP, Willis Towers Watson, Performance Improvement Partners LLC, Citi, Maples and Skadden. The special transaction committee, in recommending the business combination to the full board of directors, and the board of directors, in recommending that shareholders vote in favor of adoption of the merger agreement, considered a number of factors, including the following (which factors are not necessarily presented in order of relative importance):

•	History of Significant Growth. Our board of directors and the special transaction committee considered that Rimini Street has been a high growth company with strong gross margin (58% for the year ended December 31, 2016 (actual)) targeting a large addressable market and noted that Rimini Street had experienced 45 consecutive quarters of revenue growth.
•	Predictable Business Model. Our board of directors and the special transaction committee considered the predictability of Rimini Street’s historical revenue stream, noting that approximately 100% of such revenue was subscription and recurring revenue-based, with over 90% net renewal revenue.
•	Size of Market Opportunity. Our board of directors and the special transaction committee considered the potential size of the market in which Rimini Street could seize future opportunities, focusing on an $81 billion revenue total addressable market for on-premise maintenance opportunities and $6 billion revenue total addressable market for supplemental cloud premium maintenance opportunities.
•	Size of Post-Combination Company. Our board of directors and the special transaction committee considered that the transaction implied an enterprise value of approximately $837 million and an equity value of $854 million for Rimini Street, to provide our shareholders with the opportunity of go-forward ownership in a public company with a larger market capitalization.
•	Opportunistic Timing & Discounted Valuation. Our board of directors and the special transaction committee considered that the proposed transaction values Rimini Street at a meaningful discount to comparable public companies. This attractive purchase valuation represents an approximately 50% or greater discount to small / mid cap enterprise resource planning peers.
•	Financial Terms of the Merger Agreement. Our board of directors and the special transaction committee considered the amount of GPIA stock to be issued as consideration, and also noted that the value of RMNI’s common stock to be paid to Rimini Street’s existing common stockholders upon consummation of the business combination could be significantly more or less than the $10.00 implied value per share immediately prior to the announcement of the entry into the merger agreement based on any fluctuations in the market price of GPIA’s common shares.
•	Other Terms and Conditions of the Merger Agreement. Our board of directors and the special transaction committee considered the other terms and conditions of the merger agreement, including the nature and scope of the closing conditions and the likelihood of obtaining any necessary regulatory approvals.
•	Pro Forma Ownership. Our board of directors took note of the fact that following completion of the business combination and assuming there are no redemptions of public shares, GPIA’s existing shareholders, including the Sponsor, are expected to retain an ownership interest of approximately 28.5% of the outstanding common stock of RMNI, and the stockholders of Rimini Street immediately prior to the consummation of the mergers are expected to own approximately 71.5% of the outstanding common stock of RMNI. In addition, our board of directors took note of the fact that, if holders of 90.5% of the outstanding GPIA public shares elect to redeem their ordinary shares in connection with the mergers, GPIA’s existing shareholders, including the Sponsor, are expected to retain an ownership interest of approximately 15.6% of the outstanding common stock of RMNI, and the stockholders of Rimini Street immediately prior to the consummation of the mergers are expected to own approximately 84.4% of the outstanding common stock of RMNI, in each case on the assumptions described elsewhere in this joint proxy statement/prospectus. The percentage ownership figures referred to in this paragraph have been updated to reflect the current transaction structure and timing. Our board of directors is aware of these updated figures.

•	Presentations by GPIA’s Financial Advisor. Our board of directors and the special transaction committee considered the presentation of Citi in connection with the business combination. The presentation by Citi is more fully described above under the caption “Description of Discussion Materials of Citi”.

The GPIA board of directors considered each of the above factors and elected to pursue a transaction with Rimini Street primarily because, in its judgment, Rimini Street presented a unique business combination opportunity given Rimini Street’s year-over-year growth rate and low valuation multiple compared to public company peers. The GPIA board of directors believes that, in light of the foregoing, the business combination with Rimini Street presents an opportunity to increase shareholder value.

The special transaction committee and GPIA’s board of directors also gave consideration to the following negative factors (which are more fully described in the “Risk Factors” section of this joint proxy statement/prospectus), although not weighted or presented in any order of significance:

•	Rimini Street is involved in ongoing litigation with Oracle, without near term visibility as to litigation outcome;
•	Rimini Street has sizeable debt in place, not all of which will be repaid at consummation of the business combination;
•	Rimini Street may face increased competition in the marketplace as its business grows in share and prominence, and as competitors are attracted to the market opportunity;
•	Rimini Street may experience an increase in the cost of delivering its service based on the cost of hiring experienced software engineers;
•	Rimini Street could face impediments to its continued growth if it is unable to continue hiring effective salespeople to win new business, or if its existing salespeople experience lower productivity;
•	Rimini Street faces a business threat of customer migration to enterprise software vendors, products and releases for which it does not provide software products or services, as customers may choose to abandon their existing enterprise software solutions in favor of such offerings;
•	Rimini Street could face a business risk from an intellectual property perspective if customers’ software licenses do not permit Rimini Street to service the software;
•	Rimini Street could be challenged to sufficiently service new software applications as the underlying technology continues to evolve; and
•	Rimini Street could experience slower growth if customers upgrade or otherwise renew their maintenance agreements with their legacy software vendor.

After considering these and other factors, the special transaction committee and our board of directors concluded that these risks could be managed or mitigated by GPIA or were unlikely to have a material impact on the business combination with GPIA, and that overall, the potentially negative factors or risks associated with the business combination were outweighed by the potential benefits of the business combination to GPIA and its shareholders. The special transaction committee and our board of directors realized that there can be no assurance about future results, including results considered or expected as disclosed in the foregoing reasons.

The foregoing discussion is not meant to be exhaustive, but summarizes many of the material factors considered by the special transaction committee and the GPIA board of directors in their respective consideration of the merger. In view of the variety of factors considered by the special transaction committee and the GPIA board of directors and the complexity of these factors, the special transaction committee and the GPIA board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the foregoing factors in reaching their respective determinations and recommendations. Moreover, each member of the special transaction committee and the GPIA board of directors applied his own personal business judgment to the process and may have assigned different weights to different factors. The special transaction committee recommended that the board of directors approve the proposed business combination and all related documentation based upon the totality of the information presented to and considered by the special transaction committee. The GPIA board of directors unanimously approved the merger agreement, the business combination and the other transactions contemplated by the merger agreement and recommends that shareholders adopt the merger agreement based upon the totality of the information presented to and considered by the board of directors.

The existence of financial and personal interests of GPIA’s directors may result in a conflict of interest on the part of one or more of the directors between what he or they may believe is in the best interests of GPIA and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. See the section entitled “—Interests of GPIA’s Directors and Officers in the Business Combination” for a further discussion of these matters.

Projected Financial Information

Rimini Street does not normally publicly disclose long-term projections as to future revenue, earnings or other results due to, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates. However, in connection with the evaluation of the business combination, GPIA reviewed certain non-public financial information provided by Rimini Street management and incorporated such information into its financial forecasts. The forecasts reflect certain adjustments made by GPIA management, which were based on GPIA’s due diligence of Rimini Street and certain assumptions regarding the projected financial performance of Rimini Street through 2018. Copies of the non-public financial information and forecasts, and GPIA management’s adjustment thereof, were also provided to Citi. A summary of such prospective financial information is included in the table below.

The projections below are not a reliable indication of future results, and GPIA, Rimini Street and their respective management teams do not endorse the projections as such, and they do not make any representation to readers of this joint proxy statement/prospectus concerning the ultimate performance of RMNI. GPIA is including these projections in this joint proxy statement/prospectus solely because it was among the financial information made available to the board of directors in connection with their evaluation of the business combination, and not to influence your decision on how to vote on any proposal. Actual results may differ materially from those projected below as a result of many factors, including those discussed under the sections titled “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Rimini Street” and elsewhere in this joint proxy statement/prospectus.

The following table summarizes the historical results and future projections used by the board of directors for purposes of its consideration of the merger:

	Rimini Street Historical Results Year Ended December 31,		Rimini Street Projections Year Ending December 31,
	2014(1)	2015(1)	2016(2)	2017E	2018E
	(in thousands)
Revenue	$85,348	$118,163	$160,138	$219,907	$294,716
Cost of Revenue	45,258	52,766	67,045	88,007	116,451
Gross Profit	40,090	65,396	93,093	131,901	178,265
Adjusted EBITDA	(13,791)	(6,547)	(12,887)	26,314	56,700
Capital Expenditures	$(1,679)	$(1,721)	$(1,521)	$(1,990)	$(2,084)
Foreign Income Taxes	(980)	(1,451)	(1,532)	(1,829)	(1,891)
Adjusted Net Working Capital Changes	20,513	18,581	53,952	16,796	18,948
Adjusted Unlevered Free Cash Flow	4,063	8,862	38,012	39,292	71,674
(1)	The Adjusted EBITDA for the years ended December 31, 2014 and 2015 that was presented to the GPIA board of directors as part of their review of the proposed transaction did not give effect to certain subsequent reclassifications as reflected in the financial information of Rimini Street included elsewhere in this joint proxy statement/prospectus.
(2)	The financial information for the year ended December 31, 2016 provided by Rimini Street that was presented to the GPIA board of directors as part of their review of the proposed transaction was not final and was unaudited. Accordingly, the financial information set forth above (as well as the projections based upon such information) may be different from the final audited financial statements for Rimini Street for the year ended December 31, 2016 included elsewhere in this joint proxy statement/prospectus.

The foregoing projections include “Adjusted EBITDA” which is a non-GAAP financial measure. This non-GAAP financial measure is a key measure used to evaluate profitability and operating performance. GPIA believes such measure, when viewed in conjunction with its consolidated financial statements, consistency and comparability with Rimini Street’s past financial performance, facilitates period-to-period comparisons of operating performance and may facilitate comparisons with other companies. GPIA uses this measure in conjunction with GAAP operating performance measures as part of its overall assessment of Rimini Street’s performance.

Undue reliance should not be placed on these measures as Rimini Street’s only measures of operating performance, nor should such measures be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Non-GAAP financial measures may not be comparable to similarly titled amounts used by other companies. The following table provides a reconciliation of such non-GAAP financial measures to GAAP financial measures.

Non-GAAP Reconciliation	Rimini Street Historical Results Year Ended December 31,		Rimini Street Projections Year Ending December 31,*
	2014	2015	2016**	2017E	2018E
	(in millions)
Net Income / (Loss)	(128)	(45)	(22)	(108)	21
Depreciation and Amortization	2	1	2	2	2
Interest Expense, Net	1	1	20	130	6
Income Taxes	1	1	2	2	2
EBITDA	(124)	(42)	1	26	30

External Litigation Related Expenses, Net of Insurance Proceeds	103	33	(29)	(4)	20
Stock Based Compensation Expense	2	2	2	4	6
Non-recurring Expenses	5	—	—	—	—
Warrant Expense	—	—	12	—	—
Adjusted EBITDA	(14)	(7)	(13)	26	57
*	Amounts may not sum (and may not match projections set forth in the previous charts included in this “Projected Financial Information” section) due to rounding.
**	The financial information for the year ended December 31, 2016 provided by Rimini Street that was presented to the GPIA board of directors as part of their review of the proposed transaction was not final and was unaudited. Accordingly, the financial information set forth above (as well as the projections based upon such information) may be different from the final audited financial statements for Rimini Street for the year ended December 31, 2016 included elsewhere in this joint proxy statement/prospectus.

Satisfaction of 80% Test

It is a requirement under our memorandum and articles of association that any business acquired by GPIA have a fair market value equal to at least 80% of the balance of the funds in the trust account at the time of the execution of a definitive agreement for an initial business combination. Based on the financial analysis of Rimini Street generally used to approve the transaction, the GPIA board of directors determined that this requirement was met. The board determined that the consideration being paid in the business combination, which amount was negotiated at arms-length, were fair to and in the best interests of GPIA and its shareholders and appropriately reflected Rimini Street’s value. In reaching this determination, the board concluded that it was appropriate to base such valuation in part on qualitative factors such as management strength and depth, competitive positioning, customer relationships, and technical skills, as well as quantitative factors such as Rimini Street’s historical growth rate and its potential for future growth in revenue and profits. GPIA’s board of directors believes that the financial skills and background of its members qualify it to conclude that the acquisition of Rimini Street met this requirement.

Interests of GPIA’s Directors and Officers in the Business Combination

When you consider the recommendation of GPIA’s board of directors in favor of approval of the business combination proposal, you should keep in mind that GPIA’s initial shareholders, including its directors and executive officers, have interests in such proposal that are different from, or in addition to, those of GPIA shareholders and warrant holders generally. These interests include, among other things, the interests listed below:

•	If we do not consummate a business combination transaction by November 27, 2017, we would cease all operations except for the purpose of winding up, redeeming all of the outstanding public shares for cash and, subject to the approval of our remaining shareholders and our board of directors, dissolving and liquidating, subject in each case to our obligations under the Cayman Islands Companies Law to provide for claims of creditors and the requirements of other applicable law. In such event, the 4,312,500 founder shares owned by our initial shareholders would be worthless because following the redemption of the public shares, we would likely have few, if any, net assets and because our initial shareholders have agreed to waive their rights to liquidating distributions from the trust account with respect to the founder shares if we fail to complete a business combination within the required period. The Sponsor purchased the founder shares prior to our initial public offering for an aggregate purchase price of $25,000, or approximately $0.006 per share. Such founder shares had an aggregate market value of $43,081,875 based upon the closing price of $9.99 per share on the NASDAQ on June 29, 2017, the most recent closing price.

•	In addition, simultaneously with the closing of our initial public offering, GPIA consummated the sale of 6,062,500 private placement warrants at a price of $1.00 per warrant in a private placement to the Sponsor. In addition, an affiliate of the Sponsor owns 52,100 warrants that were acquired by such affiliate in the secondary market following our initial public offering. The warrants are each exercisable for one ordinary share at $11.50 per share. If we do not consummate a business combination transaction by November 27, 2017, then the aggregate proceeds of $6,062,500 from the sale of the private placement warrants will be part of the liquidating distribution to the public shareholders and the warrants held by the Sponsor and its affiliate will be worthless. The warrants held by the Sponsor and its affiliate had an aggregate market value of $4,402,512 based upon the closing price of $0.72 per warrant on the NASDAQ on June 29, 2017, the most recent closing price.
•	Antonio Bonchristiano, our Chief Executive Officer and Chief Financial Officer, will be a director of RMNI after the consummation of the business combination. As such, in the future he will receive any cash fees, stock options, stock awards or other remuneration that the RMNI board of directors determines to pay to him.
•	In order to protect the amounts held in the trust account, the Sponsor has agreed that it will be liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amount of funds in the trust account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the trust account or to any claims under our indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act.
•	Following consummation of the business combination, the Sponsor would be entitled to the repayment of any working capital loan and advances that have been made to GPIA and remain outstanding. The Sponsor has previously made working capital loans to us and may, in the future, make further working capital loans to us. As of March 31, 2017, the Sponsor has committed to provide loans to GPIA up to an aggregate of $3,400,000 in order to finance transaction costs in connection with a business combination. The loans are evidenced by a promissory note, are non-interest bearing, unsecured and will only be repaid upon the completion of a business combination. As of March 31, 2017, $2,682,893 was outstanding under the loans. Up to $1,000,000 of working capital loans may be convertible into warrants of RMNI at a price of $1.00 per warrant at the option of the Sponsor. Such warrants would be identical to the private placement warrants. The terms of such working capital loans have not been determined, and no written agreements exist with respect to the working capital loans. If we do not complete an initial business combination within the required period, we may use a portion of our working capital held outside the trust account to repay the working capital loans, but no proceeds held in the trust account would be used to repay the working capital loans.
•	Following consummation of the business combination, the Sponsor, our officers and directors and their respective affiliates would be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by GPIA from time to time, made by the Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination. However, if we fail to consummate a business combination within the required period, the Sponsor and our officers and directors and their respective affiliates will not have any claim against the trust account for reimbursement. As of March 31, 2017, the Sponsor has committed to provide loans to GPIA up to an aggregate of $3,400,000 in order to finance transaction costs in connection with a business combination. The loans are evidenced by a promissory note, are non-interest bearing, unsecured and will only be repaid upon the completion of a business combination. As of March 31, 2017, $2,682,893 was outstanding under the loans. Up to $1,000,000 of working capital loans may be convertible into warrants of the post business combination entity at a price of $1.00 per warrant at the option of the Sponsor.

Recommendation of GPIA’s Board of Directors

After careful consideration of the matters described above, and particularly Rimini Street’s historical financial performance, potential for growth and profitability, the experience of Rimini Street’s management, Rimini Street’s competitive positioning, its customer relationships and technical skills, GPIA’s board of directors determined unanimously that each of the business combination proposal, the domestication proposal and the adjournment proposal, if presented, are in the best interests of GPIA and its shareholders. GPIA’s board of directors has approved and declared advisable and unanimously recommends that you vote or give instructions to vote “FOR” each of these proposals.

The foregoing discussion of the information and factors considered by the GPIA board of directors is not meant to be exhaustive but includes the material information and factors considered by the GPIA board of directors.

Expected Accounting Treatment of the Mergers

The mergers will be accounted for as a reverse recapitalization in accordance with GAAP. If the merger agreement is approved by the shareholders of GPIA and Rimini Street, Rimini Street will have the right to appoint seven of the nine members of the board of directors of RMNI, and the current stockholders of Rimini Street are expected to own at least 70% of the outstanding common stock of RMNI, the combined company. Accordingly, the mergers will be accounted for as a reverse recapitalization, whereby Rimini Street will be the acquirer for accounting and financial reporting purposes and GPIA will be the legal acquirer. Under a reverse recapitalization, the shares of GPIA remaining after redemptions by public shareholders, and the unrestricted net cash and cash equivalents of GPIA on the date that the mergers are consummated, will be accounted for as a capital infusion into Rimini Street whereby all of the expenses incurred by Rimini Street related to the business combination will be charged to additional paid-in capital upon consummation of the mergers.

Regulatory Matters

The business combination and the transactions contemplated by the merger agreement are not subject to any additional federal or state regulatory requirement or approval, except for (i) required filings under the HSR Act and (ii) filings with the Cayman Islands, the State of Delaware and the State of Nevada necessary to effectuate the transactions contemplated by the merger agreement. On June 28, 2017, GPIA and Rimini Street received early termination of the waiting period under the HSR Act. On June 2, 2017, Rimini Street and GPIA made the filings required to be made under the HSR Act. On June 28, 2017, the FTC notified Rimini Street that early termination of the waiting period under the HSR Act was granted, effective immediately. Therefore, the closing condition of the merger agreement relating to the expiration or termination of the applicable waiting period under the HSR Act has been satisfied.

Vote Required for Approval

The approval of the business combination proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the then outstanding GPIA ordinary shares who, being present and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

Recommendation of the GPIA Board of Directors

THE GPIA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE GPIA
SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

The existence of financial and personal interests of one or more of GPIA’s directors may result in a conflict of interest between what such director(s) may believe is in the best interests of GPIA and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. See the section entitled “—Interests of GPIA’s Directors and Officers in the Business Combination” for a further discussion of this.

GPIA DOMESTICATION PROPOSAL

Overview

As discussed in this joint proxy statement/prospectus, if the business combination proposal is approved, then GPIA is asking its shareholders to approve the domestication proposal. Under the merger agreement, the approval of the domestication proposal is also a condition to the consummation of the first merger. If, however, the domestication proposal is approved, but the business combination proposal is not approved, then neither the domestication nor the business combination will be consummated.

As a condition to closing the first merger pursuant to the terms of the merger agreement, the board of directors of GPIA has unanimously approved a change of GPIA’s jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “domestication”). To effect the domestication, GPIA will file a notice of deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and file a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which GPIA will be domesticated and continue as a Delaware corporation. On the effective date of the domestication, each currently issued and outstanding ordinary share, par value $0.0001 per share, of GPIA will automatically convert by operation of law, on a one-for-one basis, into shares of common stock, par value $0.0001 per share, of GP Investments Acquisition Corp. (after its domestication as a corporation incorporated in the State of Delaware), which will be renamed “Rimini Street, Inc.” immediately after consummation of the second merger. Similarly, outstanding warrants of GPIA will become warrants to acquire the corresponding shares of RMNI common stock and no other changes will be made to the terms of any outstanding warrants as a result of the domestication.

The domestication proposal, if approved, will approve a change of GPIA’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware. Accordingly, while GPIA is currently governed by the Cayman Islands Companies Law, upon domestication, RMNI will be governed by the DGCL. We encourage shareholders to carefully consult the information set out below under “Comparison of Corporate Governance and Shareholder Rights”. Additionally, we note that if the domestication proposal is approved, then GPIA will also ask its shareholders to approve the organizational documents proposals (discussed below), which, if approved, will replace our current memorandum and articles of association under the Cayman Islands Companies Law (the “Existing Organizational Documents”) with a new certificate of incorporation and bylaws of RMNI under the DGCL (the “Proposed Organizational Documents”). The Proposed Organizational Documents differ in certain material respects from the Existing Organizational Documents and we encourage shareholders to carefully consult the information set out below under “GPIA Organizational Documents Proposals”, the Existing Organizational Documents of GPIA, attached hereto as Annex C and the Proposed Organizational Documents of RMNI, attached hereto as Annex D and Annex E.

Reasons for the Domestication

Our board of directors believes that there are significant advantages to RMNI that will arise as a result of a change of domicile to Delaware. Further, our board of directors believes that any direct benefit that Delaware law provides to a corporation also indirectly benefits the stockholders, who are the owners of the corporation. The board of directors believes that there are several reasons why a reincorporation in Delaware is in the best interests of GPIA and its shareholders. As explained in more detail below, these reasons can be summarized as follows:

•	Prominence, Predictability, and Flexibility of Delaware Law. For many years Delaware has followed a policy of encouraging incorporation in its state and, in furtherance of that policy, has been a leader in adopting, construing, and implementing comprehensive, flexible corporate laws responsive to the legal and business needs of corporations organized under its laws. Many corporations have chosen Delaware initially as a state of incorporation or have subsequently changed corporate domicile to Delaware. Because of Delaware’s prominence as the state of incorporation for many major corporations, both the legislature and courts in Delaware have demonstrated the ability and a willingness to act quickly and effectively to meet changing business needs. The DGCL is frequently revised and updated to accommodate changing legal and business needs and is more comprehensive, widely used and interpreted than other state corporate laws. This favorable corporate and regulatory environment is attractive to businesses such as ours. Based on publicly available data, over half of publicly-traded corporations in the United States and 60% of all Fortune 500 companies are incorporated in Delaware.
•	Well-Established Principles of Corporate Governance. There is substantial judicial precedent in the Delaware courts as to the legal principles applicable to measures that may be taken by a corporation and to the conduct of a company’s board of directors, such as under the business judgment rule and other standards. Because the judicial system is based largely on legal precedents, the abundance of Delaware case law provides clarity and predictability to many areas of corporate law. Such clarity would be advantageous to RMNI, its board of directors and management to make corporate decisions and take corporate actions with greater assurance as to the validity and consequences of those decisions and actions. Further, investors and securities professionals are generally more familiar with Delaware corporations, and the laws governing such corporations, increasing their level of comfort with Delaware corporations relative to other jurisdictions. The Delaware courts have developed considerable expertise in dealing with corporate issues, and a substantial body of case law has developed construing Delaware law and establishing public policies with respect to corporate legal affairs. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for RMNI’s stockholders from possible abuses by directors and officers.

•	Increased Ability to Attract and Retain Qualified Directors. Reincorporation from the Cayman Islands to Delaware is attractive to directors, officers, and stockholders alike. RMNI’s incorporation in Delaware may make RMNI more attractive to future candidates for our board of directors, because many such candidates are already familiar with Delaware corporate law from their past business experience. To date, we have not experienced difficulty in retaining directors or officers, but directors of public companies are exposed to significant potential liability. Thus, candidates’ familiarity and comfort with Delaware laws—especially those relating to director indemnification (as discussed below)—draw such qualified candidates to Delaware corporations. Our board of directors therefore believes that providing the benefits afforded directors by Delaware law will enable RMNI to compete more effectively with other public companies in the recruitment of talented and experienced directors and officers. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for our stockholders from possible abuses by directors and officers.

The frequency of claims and litigation pursued against directors and officers has greatly expanded the risks facing directors and officers of corporations in carrying out their respective duties. The amount of time and money required to respond to such claims and to defend such litigation can be substantial. While both Cayman and Delaware law permit a corporation to include a provision in its governing documents to reduce or eliminate the monetary liability of directors for breaches of fiduciary duty in certain circumstances, we believe that, in general, Delaware law is more developed and provides more guidance than Cayman law on matters regarding a company’s ability to limit director liability. As a result, we believe that the corporate environment afforded by Delaware will enable the surviving corporation to compete more effectively with other public companies in attracting and retaining new directors.

Expected Accounting Treatment of the Domestication

There will be no accounting effect or change in the carrying amount of the consolidated assets and liabilities of GPIA as a result of domestication. The business, capitalization, assets and liabilities and financial statements of RMNI immediately following the domestication will be the same as those of GPIA immediately prior to the domestication.

Vote Required for Approval

The approval of the domestication proposal requires a special resolution under the Cayman Islands Companies Law, being the affirmative vote of the holders of at least two-thirds of the then outstanding GPIA ordinary shares who, being present and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

The domestication proposal is conditioned on the approval of the business combination proposal. Therefore, if the business combination proposal is not approved, the domestication proposal will have no effect, even if approved by holders of GPIA ordinary shares.

Recommendation of the GPIA Board of Directors

THE GPIA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT GPIA
SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE GPIA DOMESTICATION PROPOSAL.

The existence of financial and personal interests of one or more of GPIA’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of GPIA and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. See the section entitled “GPIA Business Combination Proposal—Interests of GPIA’s Directors and Officers in the Business Combination” for a further discussion of this.

GPIA ORGANIZATIONAL DOCUMENTS PROPOSALS

If the domestication proposal is approved and the business combination is to be consummated, GPIA will replace the current amended and restated memorandum of association of GPIA under the Cayman Islands Companies Law (the “Existing Memorandum”) and the current articles of association of GPIA (the “Existing Articles” and, together with the Existing Memorandum, the “Existing Organizational Documents”), in each case, under the Cayman Islands Companies Law, with a new certificate of incorporation (the “Proposed Charter”) and bylaws (the “Proposed Bylaws” and, together with the Proposed Charter, the “Proposed Organizational Documents”) of RMNI, in each case, under the DGCL.

GPIA’s shareholders are asked to consider and vote upon and to approve by special resolution seven separate proposals (collectively, the “organizational documents proposals”) in connection with the replacement of the Existing Organizational Documents with the Proposed Organizational Documents. The organizational documents proposals are conditioned on the approval of the domestication proposal, and, therefore, also conditioned on approval of the GPIA business combination proposal. Therefore, if the GPIA business combination proposal and the domestication proposal are not approved, the organizational documents proposals will have no effect, even if approved by holders of GPIA ordinary shares.

The Proposed Organizational Documents differ materially from the Existing Organizational Documents. The following table sets forth a summary of the principal changes proposed to be made between our existing memorandum and articles of association and the proposed certificate of incorporation and proposed bylaws for RMNI. This summary is qualified by reference to the complete text of the Existing Organizational Documents of GPIA, attached to this joint proxy statement/prospectus as Annex C, the complete text of the proposed charter, a copy of which is attached to this joint proxy statement/prospectus as Annex D and the complete text of the proposed bylaws, a copy of which is attached to this joint proxy statement/prospectus as Annex E. All stockholders are encouraged to read each of the Proposed Organizational Documents in its entirety for a more complete description of its terms. Additionally, as the Existing Organizational Documents are governed by the Cayman Islands Companies Law and the Proposed Organizational Documents will be governed by the DGCL, we encourage shareholders to carefully consult the information set out under the “Comparison of Corporate Governance and Shareholder Rights” section of this joint proxy statement/prospectus.

	Existing Organizational Documents	Proposed Organizational Documents
Authorized Shares (Organizational Documents Proposal A)	The Existing Organizational Documents authorize 420,000,000 shares, consisting of 400,000,000 common shares and 20,000,000 preferred shares.	The Proposed Organizational Documents authorize 1,100,000,000 shares, consisting of 1,000,000,000 shares of common stock and 100,000,000 shares of preferred stock.

	See paragraph 5 of our current memorandum and articles of association.	See Article IV of the Proposed Charter.

Authorize the Board of Directors to Issue Preferred Stock Without Stockholder Consent (Organizational Documents Proposal B)
The Existing Organizational Documents authorize the issuance of 20,000,000 preferred shares with such designation, rights and preferences as may be determined from time to time by our board of directors. Accordingly, our board of directors is empowered under the Existing Organizational Documents, without shareholder approval, to issue preferred shares with dividend, liquidation, redemption, voting or other rights which could adversely affect the voting power or other rights of the holders of ordinary shares.

The Proposed Organizational Documents authorize the board of directors to issue all or any shares of preferred stock in one or more classes or series and to fix for each such class or series such voting powers, full or limited, or no voting powers, and such distinctive designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as the board of directors may determine.

	See paragraph 5 and Article 3 of our current memorandum and articles of association.	See Article IV of the Proposed Charter.

	Existing Organizational Documents	Proposed Organizational Documents
Removal of Directors Only For Cause (Organizational Documents Proposal C)
Upon the first to occur of the consummation of any business combination and the distribution of the trust fund, the Existing Organizational Documents provide that the directors of GPIA may be removed by an ordinary resolution (being a resolution passed by a simple majority of the shareholders as, being entitled to do so, vote at a general meeting and includes an unanimous written resolution).

See Article 28 of our current memorandum and articles of association.

The Proposed Organizational Documents provide that the directors of RMNI may only be removed for cause. Additionally, a decrease in the size of the board of directors will not have the effect of removing any incumbent director before his or her term expires.

See Article V of the Proposed Charter and Section 3.11 of the Proposed Bylaws.

Ability of Stockholders to Call a Special Meeting (Organizational Documents Proposal D)
The Existing Organizational Documents provide that the board of directors shall, on a shareholders’ requisition, proceed to convene an extraordinary general meeting of GPIA, provided that the requesting shareholder holds not less than 10% in par value of the issued shares entitled to vote at a general meeting.

See Article 19 of our current memorandum and articles of association.
The Proposed Organizational Documents do not permit the stockholders of RMNI to call a special meeting. See Article VIII of the Proposed Charter.

Shareholder/Stockholder Written Consent In Lieu of a Meeting (Organizational Documents Proposal E)	The Existing Organizational Documents provide that resolutions may be passed by a vote in person, by proxy at a general meeting, or by unanimous written resolution.
The Proposed Organizational Documents allow stockholders to vote in person or by proxy at a meeting of stockholders, but prohibit the ability of stockholders to act by written consent in lieu of a meeting.

	See Article 1 of our current memorandum and articles of association.	See Article VIII of the Proposed Charter.

Amendments of Organizational Documents (Organizational Documents Proposal F)
The Existing Organizational Documents require a special resolution (being either (i) a resolution passed by a majority of at least two-thirds of GPIA’s shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution or (ii) a unanimous written resolution of GPIA’s shareholders) to amend the Existing Organizational Documents.

The Proposed Organizational Documents require the affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of RMNI’s then outstanding capital stock entitled to vote to amend either of the Proposed Charter (other than the articles thereof relating to RMNI’s name, address and registered office, purpose and matters related to RMNI’s common and preferred stock) and the Proposed Bylaws, subject to certain exceptions.

	See Article 17 of our current memorandum and articles of association.	See Article XI of the Proposed Charter and Article Tenth of the Proposed Bylaws.

	Existing Organizational Documents	Proposed Organizational Documents
Corporate Name (Organizational Documents Proposal G)	The Existing Organizational Documents provide the name of the company is “GP Investments Acquisition Corp.”.	The Proposed Organizational Documents will be further amended immediately after the consummation of the second merger to provide that the name of the corporation will be “Rimini Street, Inc.”.

See paragraph 1 of our current memorandum and articles of association.
As this name change will occur immediately after the consummation of the second merger, and therefore, after the corporation’s domestication in Delaware and associated adoption of the Proposed Organizational Documents, the name of the corporation as it appears in the Proposed Organizational Documents attached as Annex D and Annex E to this joint proxy statement/prospectus and to be in effect as of the domestication will be “GP Investments Acquisition Corp.”.

Perpetual Existence (Organizational Documents Proposal G)
The Existing Organizational Documents provide that if we do not consummate a business combination (as defined in the Existing Organizational Documents) by November 27, 2017 (as amended by a special resolution of shareholders passed on May 23, 2017), GPIA shall cease all operations except for the purposes of winding up and shall redeem the shares issued in our initial public offering and liquidate our trust account.

See Article 48 of our current memorandum and articles of association.

The Proposed Organizational Documents do not include any provisions relating to RMNI’s ongoing existence; the default under the DGCL will make RMNI’s existence perpetual.

This is the default rule under the DGCL.

Exclusive Jurisdiction (Organizational Documents Proposal G)	The Existing Organizational Documents do not contain a provision adopting an exclusive forum for certain stockholder litigation.	The Proposed Organizational Documents adopt Delaware as the exclusive forum for certain stockholder litigation. See Section 9.5 of the Proposed Bylaws.

Provisions Related to Status as Blank Check Company (Organizational Documents Proposal G)
The Existing Organizational Documents set forth various provisions related to our status as a blank check company prior to the consummation of a business combination.

See Article 48 of our current memorandum and articles of association.

The Proposed Organizational Documents do not include such provisions related to our status as a blank check company, which no longer will apply upon consummation of the business combination, as we will cease to be a blank check company at such time.

GPIA ORGANIZATIONAL DOCUMENTS PROPOSAL A—APPROVAL OF AUTHORIZATION OF ADDITIONAL SHARES OF COMMON STOCK AND PREFERRED STOCK OF RMNI, AS SET FORTH IN THE PROPOSED ORGANIZATIONAL DOCUMENTS

Overview

Organizational Documents Proposal A—to authorize (i) 600,000,000 additional shares of common stock of RMNI, which increases the total authorized shares of common stock to 1,000,000,000 shares of common stock and (ii) 80,000,000 additional shares of preferred stock of RMNI, which increases the total authorized shares of preferred stock to 100,000,000.

Assuming the GPIA business combination proposal and the domestication proposal are approved, our shareholders are also being asked to approve organizational documents proposal A, which is, in the judgment of our board of directors, necessary to adequately address the needs of RMNI after the business combination. Under the merger agreement, the approval of each of the organizational documents proposals is a condition to the consummation of the business combination, and therefore, approval of this organizational documents proposal A is a condition to the consummation of the business combination.

As of the date of this joint proxy statement/prospectus, GPIA had 20,009,776 ordinary shares issued and outstanding, consisting of 15,697,276 shares sold as part of the units issued in our initial public offering (being 17,250,000 public shares issued in our initial public offering as reduced by the redemption of 1,552,724 public shares on May 25, 2017 in connection with the Extension) and 4,312,500 founder shares that were issued to the Sponsor prior to our initial public offering. All of the outstanding ordinary shares of GPIA will be converted by operation of law into shares of common stock of RMNI in the domestication.

In connection with the business combination, based on an illustrative Closing Date of May 31, 2017 (being the most recent date for which Rimini Street month end balance sheet data is available prior to the date of this joint proxy statement/prospectus), based on assumptions described elsewhere in this joint proxy statement/prospectus, upon consummation of the first merger the stockholders of Rimini Street immediately prior to consummation of the first merger will receive 50,183,837 shares of RMNI common stock. In addition, in certain circumstances described elsewhere in this joint proxy statement/prospectus, the Sponsor may subscribe for up to 3,500,000 GPIA ordinary shares pursuant to its equity commitment at or prior to the consummation of the business combination.

In order to ensure that RMNI has sufficient authorized capital for future issuances, including pursuant to the 2013 Equity Incentive Plan of Rimini Street (the “2013 Plan”), our board of directors has approved, subject to stockholder approval, that the Proposed Organizational Documents of RMNI (i) increase the number of shares of our common stock from 400,000,000 ordinary shares (as currently authorized in GPIA’s Existing Organizational Documents), to 1,000,000,000 shares of RMNI common stock and (ii) increase the number of shares of our preferred stock from 20,000,000 ordinary shares (as currently authorized in GPIA’s Existing Organizational Documents), to 100,000,000 shares of RMNI preferred stock.

This summary is qualified by reference to the complete text of the Proposed Organizational Documents of RMNI, copies of which are attached to this joint proxy statement/prospectus as Annexes C and D. All stockholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms.

Reasons for the Amendments

The principal purpose of this proposal is to authorize additional shares of our common stock, which will be used to issue shares pursuant to the merger agreement, under the 2013 Plan and for general corporate purposes. Our board of directors believes that it is important for us to have available for issuance a number of authorized shares of common stock and preferred stock sufficient to support our growth and to provide flexibility for future corporate needs (including, if needed, as part of financing for future growth acquisitions).

Notwithstanding the foregoing, authorized but unissued common shares and preferred shares may enable GPIA’s board of directors to render it more difficult or to discourage an attempt to obtain control of GPIA and thereby protect continuity of or entrench its management, which may adversely affect the market price of GPIA’s common shares. If, in the due exercise of its fiduciary obligations, for example, GPIA’s board of directors were to determine that a takeover proposal was not in the best interests of GPIA, such shares could be issued by the board of directors without shareholder approval in one or more private placements or other transactions that might prevent or render more difficult or make more costly the completion of any attempted takeover transaction by diluting voting or other rights of the proposed acquirer or insurgent stockholder group, by creating a substantial voting bloc in institutional or other hands that might support the position of the incumbent board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. The authorization of additional shares will, however, enable GPIA to have the flexibility to authorize the issuance of shares in the future for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits. GPIA currently has no such plans, proposals, or arrangements, written or otherwise, to issue any of the additional authorized shares for such purposes.

Vote Required for Approval

The approval of organizational documents proposal A requires a special resolution under the Cayman Islands Companies Law, being the affirmative vote of the holders of two-thirds of the then outstanding GPIA ordinary shares who, being present and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

Organizational documents proposal A is conditioned on the approval of the domestication proposal, and, therefore, also conditioned on approval of the GPIA business combination proposal. Therefore, if the GPIA business combination proposal and the domestication proposal are not approved, organizational documents proposal A will have no effect, even if approved by holders of GPIA ordinary shares.

Recommendation of the GPIA Board of Directors

THE GPIA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT GPIA SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSAL A.

The existence of financial and personal interests of one or more GPIA’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of GPIA and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. See the section entitled “GPIA Business Combination Proposal—Interests of GPIA’s Directors and Officers in the Business Combination” for a further discussion of this.

GPIA ORGANIZATIONAL DOCUMENTS PROPOSAL B—APPROVAL OF PROPOSAL REGARDING ISSUANCE OF PREFERRED STOCK OF RMNI AT THE BOARD OF DIRECTORS’ SOLE DISCRETION, AS SET FORTH IN THE PROPOSED ORGANIZATIONAL DOCUMENTS

Overview

Organizational Documents Proposal B—to authorize the board of directors of RMNI to issue any or all shares of RMNI’s preferred stock in one or more classes or series, with such terms and conditions as may be expressly determined by RMNI’s board of directors and as may be permitted by the General Corporation Law of the State of Delaware (the “DGCL”).

Assuming the business combination proposal and the domestication proposal are approved, our shareholders are also being asked to approve organizational documents proposal B, which is, in the judgment of our board of directors, necessary to adequately address the needs of RMNI after the business combination. Under the merger agreement, the approval of each of the organizational documents proposals is a condition to the consummation of the mergers, and therefore, approval of this organizational documents proposal B is a condition to the consummation of the mergers.

GPIA currently has 20,000,000 shares of preferred stock that, assuming approval of the domestication proposal and RMNI’s incorporation in the State of Delaware, will become 20,000,000 shares of preferred stock of RMNI, par value $0.001 per share. In addition, if organizational documents proposal A is approved, the number of authorized shares of preferred stock of RMNI will be increased by 80,000,000 to 100,000,000 shares of preferred stock of RMNI. Approval of this organizational documents proposal B will allow for issuance of any or all of these shares of preferred stock from time to time at the discretion of the board of directors, as may be permitted by the DGCL, and without further stockholder action. The shares of preferred stock would be issuable for any proper corporate purpose, including, among other things, future acquisitions, capital raising transactions consisting of equity or convertible debt, stock dividends or issuances under current and any future stock incentive plans, pursuant to which we may provide equity incentives to employees, officers and directors, and in certain instances may be used as an anti-takeover defense.

This summary is qualified by reference to the complete text of the Proposed Organizational Documents of RMNI, copies of which are attached to this joint proxy statement/prospectus as Annexes C and D. All stockholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms.

Reasons for the Amendments

Our board of directors believes that these additional shares will provide us with needed flexibility to issue shares in the future in a timely manner and under circumstances we consider favorable without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance.

Authorized but unissued preferred stock may enable the board of directors to render it more difficult or to discourage an attempt to obtain control of RMNI and thereby protect continuity of or entrench its management, which may adversely affect the market price of Rimini Street. If, in the due exercise of its fiduciary obligations, for example, the board of directors was to determine that a takeover proposal was not in the best interests of RMNI, such preferred stock could be issued by the board without stockholder approval in one or more private placements or other transactions that might prevent or render more difficult or make more costly the completion of any attempted takeover transaction by diluting voting or other rights of the proposed acquirer or insurgent stockholder group, by creating a substantial voting bloc in institutional or other hands that might support the position of the board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. Allowing RMNI’s board of directors to issue the authorized preferred stock on its own volition will enable RMNI to have the flexibility to issue such preferred stock in the future for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits. RMNI currently has no such plans, proposals, or arrangements, written or otherwise, to issue any of the additional authorized stock for such purposes.

Vote Required for Approval

The approval of organizational documents proposal B requires a special resolution under the Cayman Islands Companies Law, being the affirmative vote of the holders of two-thirds of the then outstanding GPIA ordinary shares who, being present and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

Organizational documents proposal B is conditioned on the approval of the domestication proposal, and, therefore, also conditioned on approval of the business combination proposal. Therefore, if the business combination proposal and the domestication proposal are not approved, organizational documents proposal B will have no effect, even if approved by holders of GPIA ordinary shares.

Recommendation of the GPIA Board of Directors

THE GPIA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT GPIA SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSAL B.

The existence of financial and personal interests of one or more of GPIA’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of GPIA and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. See the section entitled “GPIA Business Combination Proposal—Interests of GPIA’s Directors and Officers in the Business Combination” for a further discussion of this.

GPIA ORGANIZATIONAL DOCUMENTS PROPOSAL C—APPROVAL OF STANDARD REQUIRED FOR DIRECTOR REMOVAL, AS SET FORTH IN THE PROPOSED ORGANIZATIONAL DOCUMENTS

Overview

Organizational Documents Proposal C—to authorize that directors of RMNI may only be removed for cause.

Assuming the GPIA business combination proposal and the domestication proposal are approved, our shareholders are also being asked to approve organizational documents proposal C, which is, in the judgment of our board of directors, necessary to adequately address the needs of RMNI after the business combination. Under the merger agreement, the approval of each of the organizational documents proposals is a condition to the consummation of the business combination, and therefore, approval of this organizational documents proposal C is a condition to the consummation of the business combination.

The Proposed Organizational Documents stipulate that any director or the entire board of directors may be removed from office at any time, but only for cause. Additionally, a decrease in the size of the board of directors will not have the effect of removing any incumbent director before his or her term expires.

This summary is qualified by reference to the complete text of the Proposed Organizational Documents of RMNI, copies of which are attached to this joint proxy statement/prospectus as Annexes C and D. All stockholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms.

Reasons for the Amendments

GPIA’s Existing Organizational Documents and RMNI’s Proposed Organizational Documents both provide for a classified board of directors, such that only a specified portion of the directors is to be elected each year. Under the DGCL, removal of a director only for cause is automatic with a classified board. Our board of directors believes that such a standard will, in conjunction with the classified nature of RMNI’s board of directors (i) increase board continuity and the likelihood that experienced board members with familiarity of RMNI’s business operations would serve on the board at any given time and (ii) make it more difficult for a potential acquiror or other person, group or entity to gain control of RMNI’s board of directors.

Vote Required for Approval

The approval of organizational documents proposal C requires a special resolution under the Cayman Islands Companies Law, being the affirmative vote of the holders of two-thirds of the then outstanding GPIA ordinary shares who, being present and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

Organizational documents proposal C is conditioned on the approval of the domestication proposal, and, therefore, also conditioned on approval of the GPIA business combination proposal. Therefore, if the GPIA business combination proposal and the domestication proposal are not approved, organizational documents proposal C will have no effect, even if approved by holders of GPIA ordinary shares.

Recommendation of the GPIA Board of Directors

THE GPIA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT GPIA SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSAL C.

The existence of financial and personal interests of one or more GPIA’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of GPIA and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. See the section entitled “GPIA Business Combination Proposal—Interests of GPIA’s Directors and Officers in the Business Combination” for a further discussion of this.

GPIA ORGANIZATIONAL DOCUMENTS PROPOSAL D—APPROVAL OF PROPOSAL REGARDING THE ABILITY OF STOCKHOLDERS TO CALL A SPECIAL MEETING, AS SET FORTH IN THE PROPOSED ORGANIZATIONAL DOCUMENTS

Overview

Organizational Documents Proposal D—to authorize that only the RMNI board of directors, chairperson of the board of directors, chief executive officer or president (in the absence of a chief executive officer) may call a meeting of stockholders.

Assuming the GPIA business combination proposal and the domestication proposal are approved, our shareholders are also being asked to approve organizational documents proposal D, which is, in the judgment of our board of directors, necessary to adequately address the needs of RMNI after the business combination. Under the merger agreement, the approval of each of the organizational documents proposals is a condition to the consummation of the business combination, and therefore, approval of this organizational documents proposal D is a condition to the consummation of the business combination.

The Proposed Organizational Documents stipulate that, unless required by law, special meetings of stockholders may only be called by (i) the RMNI board of directors, (ii) the chairperson of the board of directors, (iii) the chief executive officer of RMNI or (iv) the president of RMNI (in the absence of a chief executive officer). Under the Proposed Organizational Documents, RMNI’s stockholders have no power to call a special meeting.

This summary is qualified by reference to the complete text of the Proposed Organizational Documents of RMNI, copies of which are attached to this joint proxy statement/prospectus as Annexes C and D. All stockholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms.

Reasons for the Amendments

Limiting the stockholders’ ability to call a special meeting limits the opportunities for minority stockholders to remove directors, amend organizational documents or take other actions without the board of directors’ consent or to call a stockholders meeting to otherwise advance minority stockholders’ agenda. The amendment is intended to avoid distraction of management caused by holding meetings in addition to the annual meeting unless the board of directors, chairperson of the board of directors, chief executive officer or president (in the absence of a chief executive officer) determines such expense and management focus is warranted.

Vote Required for Approval

The approval of organizational documents proposal D requires a special resolution under the Cayman Islands Companies Law, being the affirmative vote of the holders of two-thirds of the then outstanding GPIA ordinary shares who, being present and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

Organizational documents proposal D is conditioned on the approval of the domestication proposal, and, therefore, also conditioned on approval of the GPIA business combination proposal. Therefore, if the GPIA business combination proposal and the domestication proposal are not approved, organizational documents proposal D will have no effect, even if approved by holders of GPIA ordinary shares.

Recommendation of the GPIA Board of Directors

THE GPIA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT GPIA SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSAL D.

The existence of financial and personal interests of one or more of GPIA’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of GPIA and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. See the section entitled “GPIA Business Combination Proposal—Interests of GPIA’s Directors and Officers in the Business Combination” for a further discussion of this.

GPIA ORGANIZATIONAL DOCUMENTS PROPOSAL E—APPROVAL OF PROPOSAL REGARDING THE ABILITY OF STOCKHOLDERS TO ACT BY WRITTEN CONSENT, AS SET FORTH IN THE PROPOSED ORGANIZATIONAL DOCUMENTS

Overview

Organizational Documents Proposal E—to authorize removal of the ability of RMNI stockholders to take action by written consent in lieu of a meeting.

Assuming the GPIA business combination proposal and the domestication proposal are approved, our shareholders are also being asked to approve organizational documents proposal E, which is, in the judgment of our board of directors, necessary to adequately address the needs of RMNI after the business combination. Under the merger agreement, the approval of each of the organizational documents proposals is a condition to the consummation of the business combination, and therefore, approval of this organizational documents proposal E is a condition to the consummation of the business combination.

The Proposed Organizational Documents stipulate that any action required or permitted to be taken by the stockholders of RMNI must be effected at a duly called annual or special meeting of stockholders of RMNI, and may not be effected by any consent in writing by such stockholders.

This summary is qualified by reference to the complete text of the Proposed Organizational Documents of RMNI, copies of which are attached to this joint proxy statement/prospectus as Annexes C and D. All stockholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms.

Reasons for the Amendments

Under the Proposed Organizational Documents, RMNI’s stockholders will have the ability to propose items of business (subject to the restrictions set forth therein) at duly convened stockholder meetings. Eliminating the right of Stockholders to act by written consent limits the circumstances under which stockholders can act on their own initiative to remove directors, or alter or amend RMNI’s organizational documents outside of a duly called special or annual meeting of the stockholders of RMNI. Further, our board of directors believes continuing to limit stockholders’ ability to act by written consent will reduce the time and effort our board of directors and management would need to devote to stockholder proposals, which time and effort could distract our directors and management from other important company business.

In addition, the elimination of the stockholders’ ability to act by written consent may have certain anti-takeover effects by forcing a potential acquirer to take control of the board of directors only at a duly called special or annual meeting. However, this proposal is not in response to any effort of which GPIA is aware to obtain control of RMNI, and GPIA and its management do not presently intend to propose other anti-takeover measures in future proxy solicitations. Further, the board of directors does not believe that the effects of the elimination of stockholder action by written consent will create a significant impediment to a tender offer or other effort to take control of RMNI. Inclusion of these provisions in the Proposed Organizational Documents might also increase the likelihood that a potential acquirer would negotiate the terms of any proposed transaction with the board of directors and thereby help protect stockholders from the use of abusive and coercive takeover tactics.

Vote Required for Approval

The approval of organizational documents proposal E requires a special resolution under the Cayman Islands Companies Law, being the affirmative vote of the holders of two-thirds of the then outstanding GPIA ordinary shares who, being present and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

Organizational documents proposal E is conditioned on the approval of the domestication proposal, and, therefore, also conditioned on approval of the GPIA business combination proposal. Therefore, if the GPIA business combination proposal and the domestication proposal are not approved, organizational documents proposal E will have no effect, even if approved by holders of GPIA ordinary shares.

Recommendation of the GPIA Board of Directors

THE GPIA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT GPIA SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSAL E.

The existence of financial and personal interests of one or more of GPIA’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of GPIA and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. See the section entitled “GPIA Business Combination Proposal—Interests of GPIA’s Directors and Officers in the Business Combination” for a further discussion of this.

GPIA ORGANIZATIONAL DOCUMENTS PROPOSAL F—APPROVAL OF THRESHOLD FOR STOCKHOLDER VOTE TO AMEND (1) CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND (2) THE BYLAWS OF RMNI, AS SET FORTH IN THE PROPOSED ORGANIZATIONAL DOCUMENTS

Overview

Organizational Documents Proposal F—to authorize holders of sixty-six and two-thirds percent (66 2/3%) of the then outstanding RMNI capital stock as the minimum threshold required for a stockholder vote to amend RMNI’s certificate of incorporation (other than the articles thereof relating to the company’s name, address and registered office, purpose and matters related to the company’s common and preferred stock) and bylaws.

Assuming the GPIA business combination proposal and the domestication proposal are approved, our shareholders are also being asked to approve organizational documents proposal F, which is, in the judgment of our board of directors, necessary to adequately address the needs of RMNI after the business combination. Under the merger agreement, the approval of each of the organizational documents proposals is a condition to the consummation of the business combination, and therefore, approval of this organizational documents proposal F is a condition to the consummation of the business combination.

The Proposed Organizational Documents stipulate that RMNI reserves the right to amend, alter, change or repeal any provision of its certificate of incorporation. Stockholders of RMNI can amend, alter, change or repeal any provision of RMNI’s certificate of incorporation (other than the articles thereof relating to the company’s name, address and registered office, purpose and matters related to the company’s common and preferred stock), by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of RMNI’s then outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class.

The Proposed Organizational Documents also stipulate that RMNI’s bylaws may be amended, altered or repealed by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of RMNI’s then outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class. This provision is in addition to the ability of RMNI’s board of directors to take such action by the affirmative vote of at least a majority of the entire board of directors.

This summary is qualified by reference to the complete text of the Proposed Organizational Documents of RMNI, copies of which are attached to this joint proxy statement/prospectus as Annexes C and D. All stockholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms.

Reasons for the Amendments

Requiring the approval by affirmative vote of holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of RMNI’s then outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class, to make any amendment to RMNI’s certificate of incorporation (other than the articles thereof relating to the company’s name, address and registered office, purpose and matters related to the company’s common and preferred stock) or bylaws is intended to protect key provisions of the proposed certificate of incorporation and bylaws from arbitrary amendment and to prevent a simple majority of stockholders from taking actions that may be harmful to other stockholders or making changes to provisions that are intended to protect all stockholders.

Vote Required for Approval

The approval of organizational documents proposal F requires a special resolution under the Cayman Islands Companies Law, being the affirmative vote of the holders of two-thirds of the then outstanding GPIA ordinary shares who, being present and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

Organizational documents proposal F is conditioned on the approval of the domestication proposal, and, therefore, also conditioned on approval of the GPIA business combination proposal. Therefore, if the GPIA business combination proposal and the domestication proposal are not approved, organizational documents proposal F will have no effect, even if approved by holders of GPIA ordinary shares.

Recommendation of the GPIA Board of Directors

THE GPIA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT GPIA SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSAL F.

The existence of financial and personal interests of one or more GPIA’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of GPIA and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. See the section entitled “GPIA Business Combination Proposal—Interests of GPIA’s Directors and Officers in the Business Combination” for a further discussion of this.

GPIA ORGANIZATIONAL DOCUMENTS PROPOSAL G—APPROVAL OF OTHER CHANGES IN CONNECTION WITH ADOPTION OF THE PROPOSED ORGANIZATIONAL DOCUMENTS

Overview

Organizational Documents Proposal G—to authorize all other changes in connection with the replacement of the current amended and restated memorandum and articles of association of GPIA with a new certificate of incorporation and bylaws of RMNI as part of the domestication, including (i) changing the post-business combination corporate name from “GP Investments Acquisition Corp.” to “Rimini Street, Inc.” (with such change expected to be made immediately following the consummation of the second merger) making RMNI’s corporate existence perpetual, (ii) adopting Delaware as the exclusive forum for certain stockholder litigation, and (iii) removing certain provisions related to our status as a blank check company that will no longer apply upon consummation of the business combination.

Assuming the GPIA business combination proposal and the domestication proposal are approved, our shareholders are also being asked to approve organizational documents proposal G, which is, in the judgment of our board of directors, necessary to adequately address the needs of RMNI after the business combination. Under the merger agreement, the approval of each of the organizational documents proposals is a condition to the consummation of the business combination, and therefore, approval of this organizational documents proposal G is a condition to the consummation of the business combination.

The Proposed Organizational Documents will make RMNI’s corporate existence perpetual. In addition, the Proposed Organizational Documents will be further amended immediately after consummation of the second merger to provide that the name of the corporation will be “Rimini Street, Inc.”. However, as this name change is expected to occur immediately after consummation of the second merger, and therefore, after the corporation’s domestication in Delaware and associated adoption of the Proposed Organizational Documents, the name of the corporation as it appears in the Proposed Organizational Documents attached as Annex D to this joint proxy statement/prospectus and to be in effect as of the domestication will be “GP Investments Acquisition Corp.”.

The Proposed Organizational Documents stipulate that the Court of Chancery for the State of Delaware, which we refer to as the “Court of Chancery”, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of RMNI, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of RMNI to RMNI or RMNI’s stockholders, (iii) any action asserting a claim against RMNI or any director or officer or other employee of RMNI arising pursuant to any provision of the DGCL or RMNI’s certificate of incorporation or bylaws, or (iv) any action asserting a claim against RMNI or any director, officer, stockholder or employee of RMNI governed by the internal affairs doctrine of the State of Delaware. If the Court of Chancery dismisses any action, proceeding or claim because it does not have subject matter jurisdiction thereon, then such action or proceeding must be brought in another state or federal court in the State of Delaware. RMNI may decide that it is in the best interests of RMNI and its stockholders to bring an action in a forum other than the Court of Chancery (or a state court in the State of Delaware if the Court of Chancery does not have subject matter jurisdiction), and it may consent in writing to the selection of an alternative forum. The related provisions also stipulate that any person who acquires an interest in the stock of RMNI will be deemed to have notice of this provision and consent to personal jurisdiction in the applicable Delaware court.

The Proposed Organizational Documents will not contain provisions related to a blank check company (including those related to operation of our trust account, winding up of our operations should we not complete a business combination by a specified date, and other such blank check-specific provisions as are present in the Existing Organizational Documents) because following the consummation of the business combination, RMNI will not be a blank check company.

Approval of each of the organizational documents proposals, assuming approval of each of the other condition precedent proposals, will result, upon consummation of the business combination, in the wholesale replacement of GPIA’s Existing Organizational Documents with RMNI’s Proposed Organizational Documents. While certain material changes between the Existing Organizational Documents and the Proposed Organizational Documents have been unbundled into distinct organizational documents proposals or otherwise identified in this organizational documents proposal F, there are other differences between the Existing and Proposed Organizational Documents (arising from, among other things, differences between the Cayman Islands Companies Law and the DGCL and the typical form of organizational documents under each such body of law) that will be approved (subject to the approval aforementioned related proposals and consummation of the business combination) if our shareholders approve this proposal F. Accordingly, we encourage shareholders to carefully review the terms of the Proposed Organizational Documents of RMNI, attached hereto as Annexes C and D as well as the information set under the “Comparison of Corporate Governance and Shareholder Rights” section of this joint proxy statement/prospectus.

Reasons for the Amendments

Changing the post-business combination corporate name from “GP Investments Acquisition Corp.” to “Rimini Street, Inc.” (with such change expected to be made immediately following consummation of the second merger) and making RMNI’s corporate existence perpetual

Changing the post-business combination corporate name from “GP Investments Acquisition Corp.” to “Rimini Street, Inc.” (with such change expected to be made immediately following the consummation of the second merger) and making RMNI’s corporate existence perpetual is desirable to reflect the business combination with Rimini Street and to clearly identify RMNI as the publicly traded entity. Additionally, perpetual existence is the usual period of existence for corporations, and our board of director believes it is the most appropriate period for RMNI following the business combination.

Adopting Delaware as the exclusive forum for certain stockholder litigation

Adopting Delaware as the exclusive forum for certain stockholder litigation is intended to assist RMNI in avoiding multiple lawsuits in multiple jurisdictions regarding the same matter. The ability to require such claims to be brought in a single forum will help to assure consistent consideration of the issues, the application of a relatively known body of case law and level of expertise and should promote efficiency and cost-savings in the resolutions of such claims. Our board of directors believes that the Delaware courts are best suited to address disputes involving such matters given that the after the domestication, RMNI will be incorporated in Delaware. Delaware law generally applies to such matters and the Delaware courts have a reputation for expertise in corporate law matters. Delaware offers a specialized Court of Chancery to address corporate law matters, with streamlined procedures and processes which help provide relatively quick decisions. This accelerated schedule can minimize the time, cost and uncertainty of litigation for all parties. The Court of Chancery has developed considerable expertise with respect to corporate law issues, as well as a substantial and influential body of case law construing Delaware’s corporate law and long-standing precedent regarding corporate governance. This provides stockholders and the post-combination company with more predictability regarding the outcome of intra-corporate disputes. In the event the Court of Chancery does not have jurisdiction, the other state courts located in Delaware would be the most appropriate forums because these courts have more expertise on matters of Delaware law compared to other jurisdictions.

In addition, this amendment would promote judicial fairness and avoid conflicting results, as well as make the post-combination company’s defense of applicable claims less disruptive and more economically feasible, principally by avoiding duplicative discovery.

For these reasons, our board of directors believes that providing for Delaware as the exclusive forum for the types of disputes described above is in the best interests of the RMNI and its stockholders. At the same time, our board of directors believes that RMNI should retain the ability to consent to an alternative forum on a case-by-case basis where RMNI determines that its interests and those of its stockholders are best served by permitting such a dispute to proceed in a forum other than in Delaware.

Removing certain provisions related to our status as a blank check company that will no longer apply upon consummation of the business combination

The elimination of certain provisions related to our status as a blank check company is desirable because these provisions will serve no purpose following the business combination. For example, the Proposed Organizational Documents do not include the requirement to dissolve RMNI and allows it to continue as a corporate entity with perpetual existence following consummation of the business combination. Perpetual existence is the usual period of existence for corporations, and our board of directors believes it is the most appropriate period for RMNI following the business combination. In addition, certain other provisions in our current certificate require that proceeds from the GPIA’s initial public offering be held in the trust account until a business combination or liquidation of GPIA has occurred. These provisions cease to apply once the business combination is consummated and are therefore not included in the Proposed Organizational Documents.

Vote Required for Approval

The approval of organizational documents proposal G requires a special resolution under the Cayman Islands Companies Law, being the affirmative vote of the holders of two-thirds of the then outstanding GPIA ordinary shares who, being present and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

Organizational documents proposal G is conditioned on the approval of the domestication proposal, and, therefore, also conditioned on approval of the GPIA business combination proposal. Therefore, if the GPIA business combination proposal and the domestication proposal are not approved, organizational documents proposal G will have no effect, even if approved by holders of GPIA ordinary shares.

Recommendation of the GPIA Board of Directors

THE GPIA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT GPIA SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSAL G.

The existence of financial and personal interests of one or more of GPIA’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of GPIA and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. See the section entitled “GPIA Business Combination Proposal—Interests of GPIA’s Directors and Officers in the Business Combination” for a further discussion of this.

GPIA STOCK ISSUANCE PROPOSAL

Overview

The Stock Issuance Proposal—to consider and vote upon a proposal to approve by ordinary resolution, assuming the organizational documents proposals are approved and adopted, for the purposes of complying with the applicable provisions of NASDAQ Listing Rule 5635, the issuance of RMNI common stock to (1) the existing stockholders of Rimini Street in connection with the first merger and (2) the Sponsor, such that the Sponsor may purchase such RMNI common stock in connection with the consummation of the first merger pursuant to the Sponsor’s equity commitment, to the extent such issuance would require a shareholder vote under NASDAQ Listing Rule 5635 (we refer to this proposal as the “stock issuance proposal”).

Assuming the business combination proposal, the domestication proposal and each of the organizational documents proposals are approved, our shareholders are also being asked to approve, by ordinary resolution, the stock issuance proposal.

Our common shares are listed on NASDAQ and, as such, we are seeking shareholder approval for the issuance of RMNI common stock to (1) the existing stockholders of Rimini Street in connection with the business combination and (2) the Sponsor pursuant to its equity commitment in connection with the business combination, in each case, in order to comply with NASDAQ Listing Rule 5635, to the extent such issuance would require a shareholder vote under NASDAQ Listing Rule 5635.

Reasons for the Approval for Purposes of NASDAQ Listing Rule 5635

Under NASDAQ Listing Rule 5635, a company is required to obtain stockholder approval prior to the issuance of securities if the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the common stock or of securities convertible into or exercisable for common stock. If the business combination is completed pursuant to the merger agreement, GPIA currently expects to issue an estimated 50,183,837 shares of RMNI common stock in connection with the business combination. Accordingly, the aggregate number of shares of RMNI common stock that GPIA will issue in the business combination will exceed 20% of the shares of RMNI common stock outstanding before such issuance, and for this reason, GPIA is seeking the approval of GPIA stockholders for the issuance of shares of RMNI common stock pursuant to the merger agreement.

Additionally, pursuant to NASDAQ Listing Rule 5635, when a NASDAQ-listed company proposes to issue securities in connection with the acquisition of the stock or assets of another company, stockholder approval is required if a substantial stockholder of such company has a 5% or greater interest, directly or indirectly, in such company or the assets to be acquired or in the consideration to be paid in the transaction or series of related transactions and the present or potential issuance of common stock could result in an increase in outstanding shares of common stock or voting power of 5% or more. NASDAQ Listing Rule 5635(e)(3) defines a substantial stockholder as the holder of an interest of 5% or more of either the number of shares of common stock or the voting power outstanding of a NASDAQ-listed company. Because the Sponsor currently owns greater than 5% of GPIA’s ordinary shares, the Sponsor is considered a substantial stockholder of GPIA under NASDAQ Listing Rule 5635(e)(3).

Furthermore, pursuant to the equity commitment which GPIA entered into with the Sponsor in connection with the merger agreement, the Sponsor will (in certain circumstances described elsewhere in this joint proxy statement/prospectus) provide backstop equity financing by means of purchasing newly issued GPIA ordinary shares based on a per share issue price of $10.00 per share in an aggregate amount of up to $35,000,000 (such GPIA ordinary shares becoming shares of RMNI common stock upon the domestication) and, accordingly, the Sponsor may have a greater than 5% interest in the consideration to be paid in respect of the business combination (as adjusted at closing of the business combination pursuant to the merger consideration adjustment provisions of the merger agreement described elsewhere in this joint proxy statement/prospectus), and for this reason, GPIA is seeking the approval of GPIA’s shareholders for the purposes of NASDAQ Listing Rule 5635 in respect of the Sponsor’s proposed equity commitment.

In the event that this proposal is not approved by GPIA shareholders, the business combination cannot be consummated. In the event that this proposal is approved by GPIA shareholders, but the merger agreement is terminated (without the business combination being consummated) prior to the issuance of shares of RMNI common stock pursuant to the merger agreement, RMNI will not issue the shares of RMNI common stock.

Vote Required for Approval

The approval of the stock issuance proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the then outstanding GPIA ordinary shares who, being present and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

The stock issuance proposal is conditioned on the approval of the organizational documents proposals, and, therefore, also conditioned on approval of the domestication proposal and the business combination proposal. Therefore, if the business combination proposal, the domestication proposal and the organizational documents proposals are not approved, the stock issuance proposal will have no effect, even if approved by holders of GPIA ordinary shares.

Recommendation of the GPIA Board of Directors

THE GPIA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT GPIA SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE GPIA STOCK ISSUANCE PROPOSAL.

The existence of financial and personal interests of GPIA’s directors may result in a conflict of interest on the part of one or more of the directors between what he or they may believe is in the best interests of GPIA and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. See the section entitled “GPIA Business Combination Proposal—Interests of GPIA’s Directors and Officers in the Business Combination” for a further discussion of this.

GPIA ADJOURNMENT PROPOSAL

The adjournment proposal allows GPIA’s board of directors to submit a proposal to approve, by ordinary resolution, the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation of proxies in the event, based on the tabulated votes, there are not sufficient votes at the time of the extraordinary general meeting to approve the condition precedent proposals. The purpose of the adjournment proposal is to permit further solicitation of proxies and to provide additional time for the GPIA initial shareholders, Rimini Street and the Rimini Street stockholders to make purchases of public shares or other arrangements that would increase the likelihood of obtaining a favorable vote on the proposals to be put to the extraordinary general meeting. See “GPIA Business Combination Proposal—Interests of GPIA’s Directors and Officers in the Business Combination”.

Consequences if the Adjournment Proposal is Not Approved

If the adjournment proposal is presented to the extraordinary general meeting and is not approved by the shareholders, GPIA’s board of directors may not be able to adjourn the extraordinary general meeting to a later date in the event that, based on the tabulated votes, there are not sufficient votes at the time of the extraordinary general meeting to approve the condition precedent proposals. In such events, the first merger would not be completed.

Vote Required for Approval

The approval of the adjournment proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the then outstanding GPIA ordinary shares who, being present and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

The adjournment proposal is not conditioned upon any other proposal.

Recommendation of the GPIA Board of Directors

THE GPIA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT GPIA SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE GPIA ADJOURNMENT PROPOSAL.

The existence of financial and personal interests of GPIA’s directors may result in a conflict of interest on the part of one or more of the directors between what he or they may believe is in the best interests of GPIA and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. See the section entitled “GPIA Business Combination Proposal—Interests of GPIA’s Directors and Officers in the Business Combination” for a further discussion of this.

SPECIAL MEETING OF RIMINI STREET STOCKHOLDERS

General

Rimini Street is furnishing this joint proxy statement/prospectus to Rimini Street’s stockholders as part of the solicitation of proxies by Rimini Street’s board of directors for use at the special meeting of stockholders of Rimini Street to be held on [•], 2017, and at any adjournment or postponement thereof (the “special meeting”). This joint proxy statement/prospectus is first being furnished to Rimini Street’s stockholders on or about [•], 2017 in connection with the vote on the proposals described in this joint proxy statement/prospectus. This joint proxy statement/prospectus provides Rimini Street’s stockholders with information they need to know to be able to vote or instruct their vote to be cast at the special meeting.

Date, Time and Place

The special meeting of stockholders will be held on [•], 2017, at [•], Pacific Time, at [•].

Purpose of the Rimini Street Special Meeting

At the special meeting, Rimini Street is asking holders of Rimini Street capital stock to:

•	to consider and vote upon a proposal to approve and adopt the merger agreement, as amended by the merger agreement amendment, which, among other things, provides for an integrated transaction consisting of the merger of Let’s Go with and into Rimini Street, with Rimini Street surviving the merger and becoming a wholly-owned subsidiary of GPIA, and for the surviving corporation of the first merger to merge with and into GPIA, and to approve the transactions contemplated by the merger agreement (we refer to this proposal as the “Rimini Street business combination proposal”); and
•	to obtain the approval of the Rimini Street preferred stockholders to request the conversion of all outstanding shares of Rimini Street preferred stock into shares of Rimini Street common stock, effective as of immediately prior to the effectiveness of the first merger (we refer to this proposal as the “Rimini Street preferred stock conversion proposal”).

Recommendation of Rimini Street Board of Directors

Rimini Street’s board of directors has unanimously determined that the Rimini Street business combination proposal and the Rimini Street preferred stock conversion proposal are in the best interests of Rimini Street and its stockholders; has unanimously approved the Rimini Street business combination proposal and the Rimini Street preferred stock conversion proposal; and unanimously recommends that stockholders vote “FOR” the Rimini Street business combination proposal and “FOR” the Rimini Street preferred stock conversion proposal, in each case, if presented to the special meeting.

The existence of financial and personal interests of one or more of Rimini Street’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Rimini Street and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “Rimini Street Business Combination Proposal—Interests of Rimini Street’s Directors and Officers in the Business Combination” for a further discussion of this.

Record Date; Who is Entitled to Vote

Rimini Street has fixed the close of business on [•], 2017, as the “record date” for determining Rimini Street stockholders entitled to notice of and to attend and vote at the special meeting. As of the close of business on [•], 2017, there were [•] shares of Rimini Street Class A Common Stock, [•] shares of Rimini Street Class B Common Stock, [•] shares of Rimini Street Series A Preferred Stock, [•] shares of Rimini Street Series B Preferred Stock, and [•] shares of Rimini Street Series C Preferred Stock outstanding and entitled to vote. Each share of Rimini Street Class A Common Stock is entitled to one vote per share at the special meeting and each share of Rimini Street Class B Common Stock is entitled to fifteen votes per share at the special meeting. Each share of Rimini Street Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock is entitled to the number of votes equal to the number of shares of Class B Common Stock or Class A Common Stock, as applicable, into which the shares of preferred stock held by such holder could be converted as of the record date. As of the record date, each share of Rimini Street Series A Preferred Stock and Rimini Street Series B Preferred Stock will convert into one share of Rimini Street Class B Common Stock and each share of Rimini Street Series C Preferred Stock will convert into one share of Rimini Street Class A Common Stock.

In connection with the business combination, Rimini Street stockholders representing a sufficient amount of Rimini Street capital stock necessary to approve the Rimini Street business combination proposal and the Rimini Street preferred stock conversion proposal have entered into a transaction support and voting agreement pursuant to which they have agreed to support and vote all of their shares in favor of such proposals.

Quorum

The presence, in person or by proxy, of a majority of the aggregate voting power of the capital stock issued and outstanding and entitled to vote constitutes a quorum at the special meeting.

Abstentions

Proxies that are marked “abstain” will be treated as shares present for purposes of determining the presence of a quorum on all matters. They will not be treated as shares voted on the matter.

Vote Required for Approval

The approval of the Rimini Street business combination proposal requires the affirmative vote of the holders of a (i) the majority of the voting power of shares of Rimini Street capital stock, (ii) more than 50% of the outstanding shares of Rimini Street Series B Preferred Stock and Series C Preferred Stock, voting as a single class on an as-converted basis (each holder of Rimini Street Preferred Stock shall be entitled to the number of votes equal to the number of shares of Rimini Street Class B Common Stock or Rimini Street Class A Common Stock, as applicable, into which the shares of Rimini Street Preferred Stock held by such holder could be converted as of the record date), and (iii) the majority of the outstanding shares of Rimini Street Class A Common Stock and Rimini Street Class B Common Stock, voting as a single class, present in person or represented by proxy at the Rimini Street special meeting.

The approval of the Rimini Street preferred stock conversion proposal requires the affirmative vote of the holders of a majority of the shares of Rimini Street preferred stock then outstanding (voting as a single class and on an as-converted basis) present in person or represented by proxy at the Rimini Street special meeting. Each holder of Rimini Street Preferred Stock shall be entitled to the number of votes equal to the number of shares of Rimini Street Class B Common Stock or Rimini Street Class A Common Stock, as applicable, into which the shares of Rimini Street Preferred Stock held by such holder could be converted as of the record date.

In each case, abstentions, while considered present for the purposes of establishing a quorum, will not count as votes cast at the special meeting.

Voting Your Shares

Each share of Rimini Street capital stock that you own in your name entitles you to the number of votes detailed in the section entitled “—Record Date; Who is Entitled to Vote”.

There are two ways to vote your shares of Rimini Street capital stock at the special meeting:

•	You Can Vote By Signing and Returning the Enclosed Proxy Card. If you vote by proxy card, your “proxy”, whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by Rimini Street’s board “FOR” the Rimini Street business combination proposal and “FOR” the Rimini Street preferred stock conversion proposal, in each case, if presented at the special meeting. Votes received after a matter has been voted upon at the special meeting will not be counted.
•	You Can Attend the Special Meeting and Vote in Person. You will receive a ballot when you arrive.

Revoking Your Proxy

If you are a Rimini Street stockholder and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•	you may send another proxy card with a later date;
•	you may notify Thomas C. Shay, Rimini Street’s Corporate Secretary, in writing before the special meeting that you have revoked your proxy; or
•	you may attend the special meeting, revoke your proxy, and vote in person, as indicated above.

Who Can Answer Your Questions About Voting Your Shares

If you have any questions about how to vote or direct a vote in respect of your shares of Rimini Street capital stock, you may contact:

Thomas C. Shay
Corporate Secretary
Rimini Street, Inc.
3993 Howard Hughes Parkway, Suite 500
Las Vegas, NV 89169
Tel: (702) 839-9671

Appraisal Rights

Rimini Street stockholders will be entitled to dissenters’ rights only if they comply with the Nevada law procedures summarized in the section entitled “Appraisal Rights”. To be eligible to exercise appraisal rights, record holders of Rimini Street capital stock must not vote in favor of the business combination and must properly demand payment for their shares. The entirety of sections 92A.300 to 92A.500 of the Nevada Revised Statutes (the “Nevada Dissenter’s Rights Statute”) is provided on Annex I to this joint proxy statement/prospectus. Upon effectiveness of the business combination, any Rimini Street stockholder who has perfected its dissenters’ rights and who believes that the merger consideration is insufficient will have the right to object and have a court in Nevada determine the value of each share of stock, and to be paid the appraised value determined by the court, which could be more or less than the merger consideration.

Proxy Solicitation Costs

Rimini Street is soliciting proxies on behalf of its board of directors. This solicitation is being made by mail but also may be made by telephone or in person. Rimini Street and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. Rimini Street will bear the cost of the solicitation.

RIMINI STREET BUSINESS COMBINATION PROPOSAL

We are asking Rimini Street stockholders to approve and adopt the merger agreement, as amended by the merger agreement amendment, and the transactions contemplated thereby. Rimini Street stockholders should read carefully this joint proxy statement/prospectus in its entirety for more detailed information concerning the merger agreement and the merger agreement amendment, which are attached as Annex A and Annex B, respectively, to this joint proxy statement/prospectus.

The terms of, reasons for and other aspects of the merger agreement and the business combination are described in detail in the other sections in this joint proxy statement/prospectus. Rimini Street stockholders are urged to read carefully the merger agreement in its entirety before voting on this proposal.

Rimini Street’s Board of Directors’ Reasons for the Business Combination

The board of directors of Rimini Street unanimously approved the merger agreement and the transactions contemplated thereby, and determined the business combination, on the terms and conditions set forth in the merger agreement and other related documents, is advisable and fair to, and in the best interests of, Rimini Street’s stockholders. The board of directors also approved and declared advisable to submit the merger agreement to Rimini Street’s stockholders and to recommend that Rimini Street’s stockholders adopt the merger agreement and approve the transactions contemplated thereby (including the business combination). In reaching its conclusion regarding the fairness of the business combination to Rimini Street’s stockholders and its decision to approve the merger agreement and to recommend its approval to Rimini Street’s stockholders, the board of directors of Rimini Street considered the following factors, among others, each of which the board of directors of Rimini Street believes supported its conclusion but which are not listed in any relative order of importance:

•	Rimini Street’s business, financial condition, results of operations, assets, management, competitive position, operating performance and prospects, including Rimini Street’s prospects and risks to the business if it were to continue development of its business as a private company;
•	Rimini Street’s forecasts of operating performance and financial condition;
•	current industry, market and economic conditions, including the state of the financial markets;
•	Rimini Street’s anticipated requirements for additional capital if it continued development of its business as an independent company, including the prospects of raising such capital in the public markets or from private sources;
•	the potential for RMNI to access additional capital from the public markets;
•	Rimini Street’s experience and previous attempts to consummate an initial public offering;
•	the valuations at which the Rimini Street might raise additional capital (and the potential sources of such capital), compared to the consideration being paid by GPIAC pursuant to the merger agreement;
•	the potential dilution to the existing equity interests of Rimini Street in connection with alternative strategic transactions, compared to anticipated dilution to the existing equity interests of Rimini Street that would result from the consummation of the business combination (including the closing of any third party equity financing contingent upon the closing of the business combination);
•	the opportunity for liquidity for Rimini Street stockholders;
•	the terms and conditions of the merger agreement and the transactions contemplated thereby;
•	the determination by the board of directors of Rimini Street that the aggregate merger consideration represents a fair value for Rimini Street and its stockholders as a whole, including a consideration of the likelihood of securing an alternative transaction and the risks that Rimini Street’s prospects could become less attractive to potential buyers or that macroeconomic changes would result in potential buyers not being interested in any strategic transaction with Rimini Street;
•	the impact of the adjustments to the merger consideration for indebtedness, cash and unpaid transaction expenses, and the amount of consideration held back pursuant to the escrow agreement;

•	GPIA’s cash position of at least $50 million (including cash held in GPIA’s trust account plus cash available to GPIA in connection with the consummation of third party equity financing contingent upon the closing of the business combination) that would be available to the surviving entity in the mergers for the working capital and business development needs;
•	the impact of the business combination on Rimini Street’s employees, stockholders, option holders, warrant holders, customers and partners;
•	the availability of appraisal rights, only to the extent available under the Nevada Revised Statutes, to Rimini Street stockholders who comply with the required procedures under the Nevada Revised Statutes, which will allow Rimini Street stockholders to seek appraisal of the fair value of their shares as determined pursuant to the Nevada Revised Statutes (see the section entitled “Appraisal Rights” and Annex I to this joint proxy/prospectus); and
•	the likelihood that the business combination will be consummated in light of the conditions to GPIA’s obligations to consummate the transactions contemplated by the merger agreement, and the likelihood of obtaining any necessary regulatory approvals.

The board of directors of Rimini Street also considered a variety of risks and other potentially negative factors concerning the merger agreement and the business combination, including the following:

•	the likelihood that the business combination would be completed compared to the risks in executing alternatives;
•	the risk that the business combination may not be completed in a timely manner, or at all;
•	the risks and costs to Rimini Street if transactions contemplated by the merger agreement are not consummated, including the diversion of management and employee attention, the potential effect on business and customer relationships, and the transaction costs including legal fees incurred in connection with the business combination;
•	the fact that Rimini Street entered into the merger agreement with a “blank check” corporation organized to effect a business combination with one or more businesses;
•	the indemnification obligations of Rimini Street’s stockholders pursuant to the merger agreement and the escrow agreement; and
•	the restrictions on the conduct of Rimini Street’s business prior to the consummation of the business combination, including a requirement that Rimini Street conduct its business only in the ordinary course, subject to specific limitations or GPIA’s consent, which may delay or prevent Rimini Street from undertaking business opportunities that may arise pending completion of the business combination.

The foregoing discussion of the information and factors considered by the board of directors of Rimini Street is not intended to be exhaustive but includes a number of the material factors considered by it. The board of directors of Rimini Street approved the merger agreement, the mergers and the other transactions contemplated thereby and recommended that the stockholders of Rimini Street vote to adopt the merger agreement and approve the mergers and the other transactions contemplated thereby based upon the totality of the information presented to and considered by them. In arriving at their recommendation, the members of the board of directors of Rimini Street also considered the interests that certain executive officers of Rimini Street may have with respect to the business combination that differ from, or are in addition to, their interests as stockholders generally, as described below under “Interests of Rimini Street Directors and Officers in the Business Combination”.

Interests of Rimini Street’s Directors and Officers in the Business Combination

When you consider the recommendation of Rimini Street’s board of directors in favor of approval of the Rimini Street business combination proposal, you should keep in mind that Rimini Street’s directors and officers have interests in such proposal that are different from, or in addition to, those of Rimini Street stockholders generally. The boards of directors of both companies were aware of these interests and considered them in approving the business combination and the merger agreement. These interests include, among other things:

•	The fact that each of Rimini Street’s directors and officers will continue to be directors and executive officers of RMNI after the consummation of the business combination. As such, in the future they will receive any cash fees, stock options, stock awards or other remuneration that the RMNI board of directors determines to pay to its directors and officers.
•	Upon completion of the business combination and the issuance of RMNI common stock in the business combination, assuming (i) that the Sponsor does not subscribe for any common shares pursuant to its equity commitment at or prior to the consummation of the business combination, (ii) that RMNI issues 50,183,837 shares of RMNI common stock to the former equityholders of Rimini Street pursuant to the merger agreement and (iii) that no public shareholders exercise their redemption rights, the directors and officers of Rimini Street will collectively beneficially own approximately 26.5% of the outstanding stock of RMNI.

As a result of, or in connection with, the business combination Rimini Street’s directors and officers could be more likely to vote to approve the merger agreement and the conversion of Rimini Street preferred stock than Rimini Street stockholders generally.

Vote Required for Approval

Presuming a quorum is present, the affirmative vote of the holders of a (i) the majority of the voting power of shares of Rimini Street capital stock, (ii) more than 50% of the outstanding shares of Rimini Street Series B Preferred Stock and Series C Preferred Stock, voting as a single class on an as-converted basis (each holder of Rimini Street Preferred Stock shall be entitled to the number of votes equal to the number of shares of Rimini Street Class B Common Stock or Rimini Street Class A Common Stock, as applicable, into which the shares of Rimini Street Preferred Stock held by such holder could be converted as of the record date), and (iii) the majority of the outstanding shares of Rimini Street Class A Common Stock and Rimini Street Class B Common Stock, voting as a single class, present in person or represented by proxy at the Rimini Street special meeting is required for approval of the Rimini Street business combination proposal.

Recommendation of Rimini Street Board of Directors

THE RIMINI STREET BOARD OF DIRECTORS RECOMMENDS THAT THE RIMINI STREET STOCKHOLDERS VOTE “FOR” THE RIMINI STREET BUSINESS COMBINATION PROPOSAL.

The existence of financial and personal interests of one or more of Rimini Street’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Rimini Street and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “Rimini Street Business Combination Proposal—Interests of Rimini Street’s Directors and Officers in the Business Combination” for a further discussion of this.

RIMINI STREET PREFERRED STOCK CONVERSION PROPOSAL

Pursuant to the merger agreement, the holders of Rimini Street common stock will be entitled to the right to receive the applicable portion of merger consideration. As a result, in order to participate in the merger consideration provided to the holders of Rimini Street common stock, the holders of Rimini Street preferred stock are requesting the automatic conversion of all outstanding shares of Rimini Street preferred stock into shares of Rimini Street common stock. Rimini Street is asking the holders of its preferred stock to vote “FOR” the following resolution at the special meeting:

“RESOLVED, that, pursuant to Section 3(c)(ii) of the Rimini Street Amended and Restated Articles of Incorporation (the “Articles”), the holders of a majority of the outstanding shares of Rimini Street preferred stock hereby request the automatic conversion of (i) each outstanding share of Rimini Street Series A Preferred Stock and Rimini Street Series B Preferred Stock into one share of Rimini Street Class B Common Stock and (ii) each outstanding share of Rimini Street Series C Preferred Stock into one share of Rimini Street Class A Common Stock, effective as of immediately prior to the effectiveness of the first merger”.

Vote Required for Approval

Presuming a quorum is present, the affirmative vote of the holders of a majority of the shares of Rimini Street preferred stock then outstanding (voting as a single class and on an as-converted basis) present in person or represented by proxy at the Rimini Street special meeting is required for approval of the Rimini Street preferred stock conversion proposal. Each holder of Rimini Street Preferred Stock shall be entitled to the number of votes equal to the number of shares of Rimini Street Class B Common Stock or Rimini Street Class A Common Stock, as applicable, into which the shares of Rimini Street Preferred Stock held by such holder could be converted as of the record date.

Recommendation of Rimini Street Board of Directors

THE RIMINI STREET BOARD OF DIRECTORS RECOMMENDS THAT THE RIMINI STREET STOCKHOLDERS VOTE “FOR” THE RIMINI STREET PREFERRED STOCK CONVERSION PROPOSAL.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following summary is a discussion of U.S. federal income tax considerations of the domestication, an exercise of redemption rights and the mergers generally applicable to holders of GPIA ordinary shares or warrants and holders of Rimini Street common stock. This section applies only to holders that hold their GPIA ordinary shares, warrants or Rimini Street common stock as capital assets for U.S. federal income tax purposes (generally, property held for investment). It does not apply to holders of Rimini Street options, warrants or promissory notes.

Upon the domestication, GPIA will become GP Investments Acquisition Corp. (after its domestication as a corporation incorporated in the State of Delaware), which corporation will be renamed Rimini Street, Inc. immediately after consummation of the second merger. As a change of entity name does not involve a change in the legal form of the entity, in this joint proxy statement/prospectus, “RMNI” refers to GP Investments Acquisition Corp. (after its domestication as a corporation incorporated in the State of Delaware), the continuing entity following the domestication, including subsequent to its change of name to Rimini Street, Inc., which shall occur immediately after consummation of the second merger.

This section is general in nature and does not discuss all aspects of U.S. federal income taxation that might be relevant to a particular holder in light of such holder’s circumstances or status, nor does it address tax considerations applicable to a holder subject to special rules, including:

•	a dealer in securities;
•	a trader in securities that elects to use a mark-to-market method of accounting;
•	a tax-exempt organization;
•	a life insurance company, real estate investment trust or regulated investment company;
•	a person that actually or constructively owns 10% or more of GPIA voting stock;
•	a person that holds GPIA ordinary shares or warrants or Rimini Street common stock as part of a straddle or a hedging or conversion transaction;
•	a U.S. Holder whose functional currency is not the U.S. dollar;
•	a person that received GPIA ordinary shares or warrants or Rimini Street common stock or warrants (including options) as compensation for services;
•	a person that holds Rimini Street common stock that constitutes “qualified small business stock” under Section 1202 of the Code;
•	holders of Rimini Street common stock that also own ordinary shares or warrants of GPIA;
•	a U.S. expatriate;
•	a controlled foreign corporation; or
•	a passive foreign investment company.

This discussion is based on the Code, proposed, temporary and final Treasury Regulations promulgated under the Code, and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax considerations described herein. This discussion does not address U.S. federal taxes other than those pertaining to U.S. federal income taxation (such as estate or gift taxes, the alternative minimum tax or the Medicare tax on investment income), nor does it address any aspects of U.S. state or local or non-U.S. taxation.

We have not and do not intend to seek any rulings from the U.S. Internal Revenue Service (the “IRS”) regarding the domestication, an exercise of redemption rights or the mergers. There can be no assurance that the IRS will not take positions concerning the tax consequences of the transactions that are inconsistent with the considerations discussed below or that any such positions would not be sustained by a court.

If a partnership (or any entity so characterized for U.S. federal income tax purposes) holds GPIA ordinary shares or warrants or Rimini Street common stock, the tax treatment of such partnership and a person treated as a partner of such partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding any GPIA ordinary shares or warrants or Rimini Street common stock and persons that are treated as partners of such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of the domestication, an exercise of redemption rights and the mergers to them.

THE FOLLOWING IS FOR INFORMATIONAL PURPOSES ONLY. ALL HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE DOMESTICATION, ORGANIZATIONAL DOCUMENTS PROPOSALS, AN EXERCISE OF REDEMPTION RIGHTS AND THE MERGERS, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX LAWS.

U.S. HOLDERS

For purposes of this discussion, a U.S. Holder means a beneficial owner of GPIA ordinary shares or warrants or Rimini Street common stock, as the case may be, who or that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States,
•	a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or any state thereof (including the District of Columbia),
•	an estate whose income is subject to U.S. federal income tax regardless of its source, or
•	a trust if (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust; or (2) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

Effects of the Domestication on U.S. Holders of GPIA Ordinary Shares or Warrants

The U.S. federal income tax consequences of the domestication will depend primarily upon whether the domestication qualifies as a “reorganization” within the meaning of Section 368 of the Code.

Under Section 368(a)(1)(F) of the Code, a reorganization (an “F Reorganization”) is a “mere change in identity, form, or place of organization of one corporation, however effected”. Pursuant to the domestication, GPIA will change its jurisdiction of incorporation from the Cayman Islands to Delaware.

It is intended that the domestication qualify as an F Reorganization. Assuming the domestication so qualifies, U.S. Holders of GPIA ordinary shares or warrants generally should not recognize taxable gain or loss on the domestication for U.S. federal income tax purposes, except as provided below under the caption headings “—Effects of Section 367” and “—PFIC Considerations”, and the domestication should be treated for U.S. federal income tax purposes as if GPIA (i) transferred all of its assets and liabilities to RMNI in exchange for all of the outstanding common stock and warrants of RMNI; and (ii) then distributed the common stock and warrants of RMNI to the shareholders of GPIA in liquidation of GPIA. The taxable year of GPIA will be deemed to end on the date of the domestication.

Because the domestication will occur immediately prior to the redemption of U.S. Holders that exercise redemption rights with respect to GPIA ordinary shares, U.S. Holders exercising such redemption rights will be subject to the potential tax consequences of the domestication. All U.S. Holders of GPIA ordinary shares considering exercising redemption rights with respect to such shares are urged to consult with their tax advisors with respect to the potential tax consequences of the domestication and an exercise of redemption rights to them.

Basis and Holding Period Considerations

Assuming the domestication qualifies as an F Reorganization: (i) the tax basis of a RMNI share or warrant received by a U.S. Holder in the domestication will equal the U.S. Holder’s tax basis in the GPIA share or warrant, as the case may be, surrendered in exchange therefor, increased by any amount included in the income of such U.S. Holder as a result of Section 367 of the Code (as discussed below) and (ii) the holding period for a RMNI share or warrant received by a U.S. Holder will include such holder’s holding period for the GPIA share or warrant surrendered in exchange therefor.

Effects of Section 367 to U.S. Holders of GPIA Ordinary Shares or Warrants

Section 367 of the Code applies to certain non-recognition transactions involving foreign corporations, including a domestication of a foreign corporation in an F Reorganization. Section 367 of the Code imposes income tax on certain United States persons in connection with transactions that would otherwise be tax-free. Section 367(b) of the

Code will generally apply to U.S. Holders of GPIA on the date of the domestication. Because the domestication will occur immediately prior to the redemption of holders that exercise redemption rights with respect to GPIA ordinary shares, U.S. Holders exercising such redemption rights will be subject to the potential tax consequences of Section 367 of the Code as a result of the domestication.

A.	“U.S. Shareholders” of GPIA

A U.S. Holder who, on the date of the domestication beneficially owns (directly, indirectly or constructively) 10% or more of the total combined voting power of all classes of GPIA ordinary shares entitled to vote (a “U.S. Shareholder”) must include in income as a dividend the “all earnings and profits amount” attributable to the GPIA ordinary shares it directly owns, within the meaning of Treasury Regulations under Section 367. A U.S. Holder’s ownership of warrants will be taken into account in determining whether such holder owns 10% or more of the total combined voting power of all classes of stock. Complex attribution rules apply in determining whether a U.S. Holder owns 10% or more of the total combined voting power of all classes of GPIA ordinary shares entitled to vote and all U.S. Holders are urged to consult their tax advisors with respect to these attribution rules.

A U.S. Shareholder’s all earnings and profits amount with respect to its GPIA ordinary shares is the net positive earnings and profits of GPIA (as determined under Treasury Regulations under Section 367) attributable to the shares (as determined under Treasury Regulations under Section 367) but without regard to any gain that would be realized on a sale or exchange of such shares. Treasury Regulations under Section 367 provide that the all earnings and profits amount attributable to a shareholder’s stock is determined according to the principles of Section 1248 of the Code. In general, Section 1248 of the Code and the Treasury Regulations thereunder provide that the amount of earnings and profits attributable to a block of stock in a foreign corporation is the ratably allocated portion of the foreign corporation’s earnings and profits generated during the period the shareholder held the block of stock.

GPIA does not expect to have significant, if any, cumulative net earnings and profits on the date of the domestication. If GPIA’s cumulative net earnings and profits through the date of the domestication are less than or equal to zero, then a U.S. Shareholder should not be required to include in gross income an all earnings and profits amount with respect to its GPIA ordinary shares. It is possible, however, that the amount of GPIA’s cumulative net earnings and profits could be greater than expected through the date of the domestication in which case a U.S. Shareholder would be required to include it’s all earnings and profits amount in income as a deemed dividend under Treasury Regulations under Section 367 as a result of the domestication.

B.	U.S. Holders That Own Less Than 10 Percent of GPIA

A U.S. Holder who, on the date of the domestication, beneficially owns (directly, indirectly or constructively) GPIA ordinary shares with a fair market value of $50,000 or more but less than 10% of the total combined voting power of all classes of GPIA ordinary shares entitled to vote will recognize gain (but not loss) with respect to the domestication or, in the alternative, may elect to recognize the “all earnings and profits” amount attributable to such holder as described below.

Unless a U.S. Holder makes the “all earnings and profits” election as described below, such holder generally must recognize gain (but not loss) with respect to RMNI common stock received in the domestication in an amount equal to the excess of the fair market value of the RMNI common stock received over the U.S. Holder’s adjusted tax basis in the GPIA ordinary shares deemed surrendered in exchange therefor.

In lieu of recognizing any gain as described in the preceding paragraph, a U.S. Holder may elect to include in income the all earnings and profits amount attributable to its GPIA ordinary shares under Section 367(b). There are, however, strict conditions for making this election. This election must comply with applicable Treasury Regulations and generally must include, among other things:

(i)	a statement that the domestication is a Section 367(b) exchange;
(ii)	a complete description of the domestication;
(iii)	a description of any stock, securities or other consideration transferred or received in the domestication;
(iv)	a statement describing the amounts required to be taken into account for U.S. federal income tax purposes;
(v)	a statement that the U.S. Holder is making the election that includes (A) a copy of the information that the U.S. Holder received from GPIA establishing and substantiating the U.S. Holder’s all earnings and profits amount with respect to the U.S. Holder’s GPIA ordinary shares, and (B) a representation that the U.S. Holder has notified GPIA (or RMNI) that the U.S. Holder is making the election; and

(vi)	certain other information required to be furnished with the U.S. Holder’s tax return or otherwise furnished pursuant to the Code or the Treasury Regulations.

In addition, the election must be attached by an electing U.S. Holder to such holder’s timely filed U.S. federal income tax return for the year of the domestication, and the U.S. Holder must send notice of making the election to GPIA or RMNI no later than the date such tax return is filed. In connection with this election, GPIA intends to provide each U.S. Holder eligible to make such an election with information regarding GPIA’s earnings and profits upon request.

GPIA does not expect to have significant, if any, cumulative earnings and profits through the date of the domestication and if that proves to be the case, U.S. Holders who make this election should generally not have an income inclusion under Section 367(b) of the Code provided the U.S. Holder properly executes the election and complies with the applicable notice requirements. However, as noted above, if it were determined that GPIA had positive earnings and profits through the date of the domestication, a U.S. Holder that makes the election described herein could have an all earnings and profits amount with respect to its GPIA shares, and thus could be required to include that amount in income as a deemed dividend under Treasury Regulation Section 1.367(b)-3(b)(3) as a result of the domestication.

U.S. HOLDERS ARE STRONGLY URGED TO CONSULT A TAX ADVISOR REGARDING THE CONSEQUENCES OF MAKING AN ELECTION AND THE APPROPRIATE FILING REQUIREMENTS WITH RESPECT TO AN ELECTION.

C.	U.S. Holders that Own GPIA ordinary shares with a Fair Market Value of Less Than $50,000

A U.S. Holder who, on the date of the domestication, owns (or is considered to own) stock of GPIA with a fair market value less than $50,000 should not be required to recognize any gain or loss under Section 367 of the Code in connection with the domestication, and generally should not be required to include any part of the all earnings and profits amount in income.

Tax Consequences for U.S. Holders of GPIA Warrants

Subject to the considerations described above relating to a U.S. Holder’s ownership of warrants being taken into account in determining whether such holder beneficially owns 10% or more of the total combined voting power of all classes of stock for purposes of Section 367(b), and the considerations described below relating to PFIC considerations, a U.S. Holder of GPIA warrants should not be subject to U.S. federal income tax with respect to the exchange of GPIA warrants for RMNI warrants in the domestication.

All U.S. Holders of GPIA ordinary shares or warrants are urged to consult their tax advisors with respect to the effect of Section 367 of the Code to their particular circumstances.

PFIC Considerations

In addition to the discussion under the heading “—Effects of Section 367”, above, the domestication could be a taxable event to U.S. Holders under the passive foreign investment company (“PFIC”) provisions of the Code.

A.	Definition of a PFIC

In general, GPIA will be a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held GPIA ordinary shares or warrants, (a) at least 75% or more of GPIA’s gross income for the taxable year was passive income or (b) at least 50% or more of the value, determined on the basis of a quarterly average, of GPIA’s assets is attributable to assets that produce or are held to produce passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents and royalties that are derived in the active conduct of a trade or business) and gains from the disposition of passive assets. For purposes of these rules, interest income earned by GPIA would be considered to be passive income and cash held by GPIA would be considered to be a passive asset.

B.	PFIC Status of GPIA

Based upon the composition of its income and assets, and upon a review of its financial statements, GPIA believes that it likely was a PFIC for its most recent taxable year ended on December 31, 2016, was likely a PFIC for its taxable year ended on December 31, 2015 and will likely be considered a PFIC for its current taxable year which ends as a result of the domestication.

C.	Effects of PFIC Rules on the domestication

As discussed above, GPIA believes that it is likely treated as a PFIC for U.S. federal income tax purposes. Section 1291(f) of the Code requires that, to the extent provided in Treasury Regulations, a United States person who disposes of stock of a PFIC (including for this purpose exchanging GPIA warrants for newly issued RMNI warrants in the domestication) recognizes gain notwithstanding any other provision of the Code. No final Treasury Regulations are currently in effect under Section 1291(f) of the Code. However, proposed Treasury Regulations under Section 1291(f) of the Code have been promulgated with a retroactive effective date. If finalized in their current form, those regulations may require taxable gain recognition to U.S. Holders of GPIA ordinary shares and warrants upon the domestication if GPIA were classified as a PFIC at any time during such U.S. Holder’s holding period in such ordinary shares or warrants and the U.S. Holder had not made a QEF Election (as described below) for the first taxable year in which the U.S. Holder owned GPIA ordinary shares or in which GPIA was a PFIC, whichever is later, or a mark-to-market election (as described below) with respect to such holder’s ordinary shares. Generally, neither election is available with respect to GPIA warrants. The tax on any such recognized gain would be imposed based on a complex set of computational rules designed to offset the tax deferral with respect to the undistributed earnings of GPIA.

Under these rules:

•	the U.S. Holder’s gain would be allocated ratably over the U.S. Holder’s holding period for such holder’s GPIA ordinary shares or warrants;
•	the amount of gain allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain, or to the period in the U.S. Holder’s holding period before the first day of the first taxable year in which GPIA was a PFIC, would be taxed as ordinary income;
•	the amount of gain allocated to other taxable years (or portions thereof) of the U.S. Holder and included in such holder’s holding period would be taxed at the highest tax rate in effect for that year applicable to the U.S. Holder; and
•	the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

Any “all earnings and profits amount” included in income by a U.S. Holder as a result of the domestication (discussed under the heading “—Effects of Section 367” above) generally would be treated as gain subject to these rules.

It is difficult to predict whether, in what form and with what effective date, final Treasury Regulations under Section 1291(f) of the Code will be adopted. Therefore, U.S. Holders of GPIA ordinary shares that have not made a timely QEF Election or a mark-to-market election (as described below) and U.S. Holders of GPIA warrants may, pursuant to the proposed Treasury Regulations, be subject to taxation on the domestication to the extent their ordinary shares or warrants have a fair market value in excess of their tax basis. An Electing Shareholder (as described below) generally would not be subject to the adverse PFIC rules discussed above with respect to their ordinary shares but rather would include annually in gross income its pro rata share of the ordinary earnings and net capital gain of GPIA, whether or not such amounts are actually distributed.

D.	Impact of PFIC Rules on U.S. Holders of GPIA Ordinary Shares

The impact of the PFIC rules on a U.S. Holder of GPIA ordinary shares will depend on whether the U.S. Holder has made a timely and effective election to treat GPIA as a “qualified electing fund” under Section 1295 of the Code for the tax year that is the first year in the U.S. Holder’s holding period of GPIA ordinary shares during which GPIA qualified as a PFIC (a “QEF Election”). A U.S. Holder’s ability to make a QEF Election with respect to GPIA is contingent upon, among other things, the provision by GPIA of a “PFIC Annual Information Statement” to such U.S. Holder. GPIA will endeavor to make available such information statements to U.S. Holders upon request but no assurance can be made that GPIA will make such information statement available to a U.S. Holder. A U.S. Holder of GPIA that made a QEF Election may be referred to as an “Electing Shareholder” and a U.S. Holder of GPIA that did not make a QEF Election may be referred to as a “Non-Electing Shareholder”. A U.S. Holder is not able to make a QEF Election with respect to GPIA warrants.

A Non-Electing Shareholder may be subject to adverse tax consequences upon the sale of its GPIA ordinary shares and upon the domestication (as described below). If a Non-Electing Shareholder sells or is otherwise treated as disposing of its GPIA ordinary shares, the entire amount of any gain realized upon the sale will be treated as an “excess distribution” made in the year of sale and as a consequence will generally be treated as ordinary income, and, to the extent allocated to years prior to the year of sale, will be subject to a special interest charge.

The impact of the PFIC rules on a U.S. Holder of GPIA ordinary shares may also depend on whether the U.S. Holder has made an election under Section 1296 of the Code. U.S. Holders who hold (actually or constructively) stock of a foreign corporation that is classified as a PFIC may annually elect to mark such stock to its market value if such stock is regularly traded on an established exchange (a “mark-to-market election”). No assurance can be given that the GPIA ordinary shares are considered to be regularly traded for purposes of the mark-to-market election or whether the other requirements of this election are satisfied. If such an election is available and has been made, such U.S. Holders will generally not be subject to the special taxation rules of Section 1291 of the Code discussed herein. However, if the mark-to-market election is made by a Non-Electing Shareholder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to GPIA ordinary shares. A mark-to-market election is not available with respect to GPIA warrants.

U.S. Holders are strongly urged to consult their tax advisors concerning the impact of the PFIC rules on the domestication, including, without limitation, whether a QEF Election, “deemed sale” election and/or “mark to market” election is available and whether a “deemed sale” election is available to the extent a timely QEF Election cannot be made with respect to their GPIA ordinary shares and the consequences to them of any such election.

Effects to U.S. Holders of GPIA Ordinary Shares Exercising Redemption Rights

The U.S. federal income tax consequences to a U.S. Holder of GPIA ordinary shares (which become RMNI common stock in the domestication) that exercises its redemption rights to receive cash from the trust account in exchange for all or a portion of its RMNI common stock will depend on whether the redemption qualifies as a sale of the RMNI common stock redeemed under Section 302 of the Code or is treated as a distribution under Section 301 of the Code. If the redemption qualifies as a sale of such U.S. Holder’s RMNI common stock redeemed, the holder will generally recognize capital gain or capital loss equal to the difference, if any, between the amount of cash received and such holder’s tax basis in the RMNI common stock redeemed.

Whether a redemption qualifies for sale treatment to a U.S. Holder will depend largely on the total amount of RMNI common stock treated as held by the U.S. Holder (including any shares constructively owned by the U.S. Holder as a result of owning RMNI warrants) relative to all of RMNI’s common stock outstanding both before and after the redemption (which will include any RMNI stock issued under the stock issuance proposal). The redemption of RMNI common stock will generally be treated as a sale of the RMNI common stock (rather than as a corporate distribution) if the redemption (i) is “substantially disproportionate” with respect to the U.S. Holder, (ii) results in a “complete termination” of the U.S. Holder’s interest in RMNI or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. The redemption of RMNI common stock will not be essentially equivalent to a dividend if the redemption results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in RMNI. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in RMNI will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction”. In determining whether any of the foregoing tests are satisfied, a U.S. Holder takes into account not only RMNI common stock actually owned by the U.S. Holder, but also RMNI common stock constructively owned by the U.S. Holder. A U.S. Holder may constructively own, in addition to RMNI shares owned directly, shares owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any shares the U.S. Holder has a right to acquire by exercise of an option, which would generally include RMNI common stock which could be acquired pursuant to an exercise of any RMNI warrants by such U.S. Holder.

If the redemption does not qualify as a sale of the RMNI common stock redeemed, the U.S. Holder will be treated as receiving a corporate distribution from RMNI. Such distribution will generally be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of RMNI’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of any such earnings and profits will generally be applied against and reduce the U.S. Holder’s basis in its other RMNI common stock (but not below zero) and, to the extent in excess of such basis, will be treated as capital gain from the sale or exchange of such redeemed shares. After the application of those rules, any remaining tax basis of the U.S. Holder in such holder’s RMNI common stock redeemed will generally be added to the U.S. Holder’s adjusted tax basis in its remaining RMNI common stock, or, if it has none, to the U.S. Holder’s adjusted tax basis in its RMNI warrants or possibly in other RMNI common stock shares constructively owned by such holder.

Because the domestication will occur immediately prior to the redemption of U.S. Holders that exercise redemption rights, U.S. Holders exercising redemption rights will be subject to the potential tax consequences of Section 367 of the Code as a result of the domestication discussed further above.

All U.S. Holders are urged to consult with their tax advisors as to the tax consequences of a redemption of all or a portion of their RMNI common stock pursuant to an exercise of redemption rights.

Effects of the Mergers to U.S. Holders

It is intended that the mergers will constitute an integrated transaction and qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the discussion below assumes such qualification. In the event that the mergers do not so qualify, different tax consequences would result. All U.S. Holders are urged to consult a tax advisor as to the tax consequences to them in such a situation.

A.	Rimini Street Stockholders

Assuming the mergers qualify as a “reorganization” within the meaning of Section 368(a) of the Code, U.S. Holders of Rimini Street common stock generally will not recognize gain or loss on the exchange of their Rimini Street common stock solely for shares of RMNI common stock in the mergers and their basis in and holding periods for their Rimini Street common stock will generally carry over to the RMNI common stock received in exchange therefor in the mergers.

If a U.S. Holder of Rimini Street common stock receives cash in lieu of a fractional share of RMNI common stock, such stockholder will be treated as having received the fractional share of RMNI common stock in the mergers and then as having received such cash in redemption of the fractional share of RMNI common stock. As a result, such redemption will be treated being a full payment in exchange for such fractional share under Section 302(a) of the Code provided the redemption is not essentially equivalent to a dividend to such stockholder and such stockholder generally would recognize gain or loss equal to the difference between the amount of cash received in lieu of such fractional share and the portion of such shareholder’s aggregate adjusted tax basis in the shares of Rimini Street common stock surrendered in the mergers which is allocable to such fractional share. This gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if such stockholder’s holding period for the Rimini Street common stock surrendered therefor is greater than one year as of the effective date of the mergers. The deductibility of capital losses is subject to limitations. Any basis allocated to the fractional share will reduce the basis of RMNI common stock as determined in the paragraph above, and any gain recognized with respect to such stockholder’s fractional share of RMNI common stock may not be taken into account in determining the basis of the whole shares of RMNI common stock received in the mergers. If the redemption is considered essentially equivalent to a dividend with respect to a stockholder, it will be treated as a distribution under Section 301 of the Code to such stockholder. See “—Effects to U.S. Holders of GPIA ordinary shares Exercising Redemption Rights” above for further information on determining whether a redemption is essentially equivalent to a dividend with respect to a shareholder.

Certain Tax Reporting Rules

U.S. Holders of Rimini Street that are considered “significant holders” generally will be required to comply with certain reporting requirements. A U.S. Holder of Rimini Street would be viewed as a “significant holder” if, immediately before the mergers, such holder held 1% or more, by vote or value, of the total outstanding Rimini Street stock. Significant holders generally are required to file a statement with their U.S. federal income tax return for the taxable year that includes the consummation of the mergers. That statement must set forth the U.S. Holder’s tax basis in, and the fair market value of, the shares of Rimini Street stock surrendered in the mergers (both as determined immediately before the surrender of shares), the date of the mergers, and the name and employer identification numbers of Rimini Street, RMNI and Let’s Go, and the U.S. Holder will be required to retain permanent records of these facts. U.S. Holders of Rimini Street should consult their tax advisors as to whether they may be treated as a “significant holder”.

B.	RMNI Stockholders

RMNI stockholders that receive RMNI stock in the domestication (i.e., former GPIA shareholders that do not exercise redemption rights with respect to their RMNI common stock) will not recognize gain or loss for U.S. federal income tax purposes solely as a result of the mergers.

NON-U.S. HOLDERS

Effects of the Domestication on non-U.S. Holders of GPIA Ordinary Shares or Warrants

The following describes U.S. federal income tax considerations relating to the ownership and disposition of RMNI common stock and warrants by a non-U.S. Holder after the domestication. For purposes of this discussion, a non-U.S. Holder means a beneficial owner of RMNI common stock or warrants who or that is, for U.S. federal income tax purposes, not a U.S. Holder (as defined above) or an entity or arrangement classified as a partnership for U.S. federal income tax purposes.

Distributions

In general, any distributions made to a non-U.S. Holder on shares of RMNI, to the extent paid out of RMNI’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with the non-U.S. Holder’s conduct of a trade or business within the United States, will be subject to withholding tax from the gross amount of the dividend at a rate of 30%, unless such non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E, as applicable). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the non-U.S. Holder’s adjusted tax basis in its common stock or warrants of RMNI and then, to the extent such distribution exceeds the non-U.S. Holder’s adjusted tax basis, as gain realized from the sale or other disposition of the RMNI common stock or warrants, which will be treated as described under “Non-U.S. Holders—Gain on Sale, Taxable Exchange or Other Taxable Disposition of RMNI Common Stock and Warrants” below.

Dividends paid by RMNI to a non-U.S. Holder that are effectively connected with such non-U.S. Holder’s conduct of a trade or business within the United States (or if a tax treaty applies are attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. Holder) will generally not be subject to U.S. withholding tax, provided such non-U.S. Holder complies with certain certification and disclosure requirements (usually by providing an IRS Form W-8ECI). Instead, such dividends will generally be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. Holders. If the non-U.S. Holder is a corporation, dividends that are effectively connected income may also be subject to a “branch profits tax”.

Gain on Sale, Taxable Exchange or Other Taxable Disposition of RMNI Common Stock and Warrants

A non-U.S. Holder will generally not be subject to U.S. federal income tax on gain realized on a sale or other disposition of RMNI common stock or warrants unless:

(i)	such non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of the disposition and certain other requirements are met, in which case any gain realized would generally be subject to a flat 30% U.S. federal income tax,
(ii)	the gain is effectively connected with a trade or business of the non-U.S. Holder in the United States, (and, if an applicable treaty so requires, is attributable to the conduct of trade or business through a permanent establishment or fixed base in the United States in which case the gain would be subject to U.S. federal income tax on a net income basis at the regular graduated rates and in the manner applicable to U.S. Holders and, if the non-U.S. Holder is a corporation, an additional “branch profits tax” may also apply), or

(iii)	RMNI is or has been a U.S. real property holding corporation at any time within the five-year period preceding the disposition or the non-U.S. Holder’s holding period, whichever period is shorter, and either (A) the RMNI common stock has ceased to be regularly traded on an established securities market or (B) the non-U.S. Holder has owned or is deemed to have owned, at any time within the five-year period preceding the disposition or the non-U.S. Holder’s holding period, whichever period is shorter, more than 5% of RMNI’s common stock.

If the third bullet point above applies to a non-U.S. Holder, gain recognized by such holder on the sale, exchange or other disposition of RMNI common stock or warrants will be subject to tax at generally applicable U.S. federal income tax rates. In addition, a buyer of such stock or warrants from a non-U.S. Holder may be required to withhold U.S. income tax at a rate of 15% of the amount realized upon such disposition. We would be classified as a U.S. real property holding corporation if the fair market value of our “United States real property interests” equals or exceeds 50% of the sum of the fair market value of our worldwide real property interests plus our other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. We do not expect to be classified as a U.S. real property holding corporation following the mergers. However, such determination is factual and in nature and subject to change and no assurance can be provided as to whether we are or will be a U.S. real property holding corporation with respect to a non-U.S. holder following the mergers or at any future time.

Information Reporting Requirements and Backup Withholding

Information returns will be filed with the IRS in connection with payments of dividends on and the proceeds from a sale or other disposition of RMNI common stock. A non-U.S. Holder may have to comply with certification procedures to establish that it is not a United States person for U.S. federal income tax purposes or otherwise establish an exemption in order to avoid information reporting and backup withholding requirements or to claim a reduced rate of withholding under an applicable income tax treaty. The amount of any backup withholding from a payment to a non-U.S. Holder will be allowed as a credit against such non-U.S. Holder’s U.S. federal income tax liability and may entitle such non-U.S. Holder to a refund, provided that the required information is furnished by such non-U.S. Holder to the IRS in a timely manner.

Foreign Account Tax Compliance Act

Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (commonly referred as the “Foreign Account Tax Compliance Act” or “FATCA”) generally impose withholding at a rate of 30% in certain circumstances on dividends in respect of, and, after December 31, 2018, gross proceeds from the sale or other disposition of, securities (including GPIA ordinary shares or warrants and RMNI common stock or warrants) which are held by or through certain foreign financial institutions (including investment funds), unless any such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which GPIA ordinary shares or warrants or RMNI common stock or warrants are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and, after December 31, 2018, gross proceeds from the sale or other disposition of, GPIA ordinary shares or warrants or RMNI common stock or warrants held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the applicable withholding agent that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners”, which will in turn be provided to the U.S. Department of Treasury. All holders should consult their tax advisors regarding the possible implications of FATCA on their investment in GPIA ordinary shares or warrants or RMNI common stock or warrants.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On May 16, 2017, Rimini Street entered into an Agreement and Plan of Merger (the “merger agreement”) with GPIA for the purpose of effecting a business combination. The merger agreement provides that a wholly-owned subsidiary of GPIA (with such change expected to be made immediately following the consummation of the second merger) will merge with and into Rimini Street, with Rimini Street as the surviving corporation, after which Rimini Street will merge with and into GPIA, with GPIA as the surviving corporation. In connection with the mergers, GPIA will domesticate as a Delaware corporation prior to the mergers, and will change its name to “Rimini Street, Inc.”. Pursuant to the merger agreement, the merger will result in the conversion of all currently issued and outstanding shares of capital stock of Rimini Street into approximately 49.9 million shares of the common stock of RMNI. If the merger agreement is approved, Rimini Street will have the right to appoint seven of the nine members of the Board of Directors of RMNI, and the current stockholders of Rimini Street are expected to own at least 70% of the outstanding shares of RMNI. Accordingly, since substantially all of the assets of GPIA consist of cash and cash equivalents, the business combination will be accounted for as a reverse recapitalization whereby Rimini Street will be the acquirer for accounting and financial reporting purposes and GPIA will be the legal acquirer. Under a reverse recapitalization, the shares of GPIA remaining after public share redemptions, and the unrestricted net cash and equivalents on the date the business combination is consummated, will be accounted for as a capital infusion into Rimini Street, whereby all of the expenses incurred by Rimini Street related to the business combination will be charged to additional paid-in capital upon consummation of the mergers.

The pro forma financial information gives effect to the consummation of the business combination through the exchange of capital stock by the stockholders of Rimini Street, two alternative scenarios for redemption of public shares of GPIA by the holders thereof, repayment of debt based on the alternative redemption scenarios, and an equity infusion by GPIA’s Sponsor in the scenario where shareholders of GPIA elect to redeem public shares that would result in a reduction of GPIA’s available cash required to consummate the business combination to the minimum threshold specified in the merger agreement as a condition to the consummation of the first merger. Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma condensed combined financial information are described in the accompanying notes. The unaudited pro forma condensed combined financial information has been presented for illustrative purposes only and is not necessarily indicative of the operating results and financial position that would have been achieved had the business combination occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial information does not purport to project the future operating results or financial position of RMNI. The unaudited pro forma adjustments represent management's estimates based on information available as of the date of this unaudited pro forma condensed combined financial information and are subject to change as additional information becomes available and analyses are performed.

The unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes to the unaudited pro forma condensed combined financial information. In addition, the unaudited pro forma condensed combined financial information was based on, and should be read in conjunction with, the following historical consolidated financial statements and accompanying notes, which are included in this joint proxy statement/prospectus:

•	historical unaudited condensed consolidated financial statements of Rimini Street as of and for the three-month period ended March 31, 2017, and the related notes to unaudited condensed consolidated financial statements;
•	historical unaudited condensed financial statements of GPIA as of and for the three-month period ended March 31, 2017, and the related notes to unaudited condensed consolidated financial statements;
•	historical audited consolidated financial statements of Rimini Street as of and for the year ended December 31, 2016, and the related notes to consolidated financial statements; and
•	historical audited consolidated financial statements of GPIA as of and for the year ended December 31, 2016, and the related notes to consolidated financial statements.

GPIA’s memorandum and articles of association provide that it must complete a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination (collectively referred to as a “GPIA business combination”) by May 26, 2017. On May 23, 2017, GPIA held an extraordinary general meeting of its shareholders whereby the shareholders approved an amendment to GPIA’s memorandum and articles of association to extend the date by which GPIA must consummate a GPIA business combination from May 26, 2017 to

November 27, 2017. In connection with the extraordinary general meeting on May 23, 2017, the holders of 1,552,724 public shares of GPIA elected to redeem their shares for $10.05 per share, equating to aggregate public share redemptions of $15.6 million, which was paid from the GPIA trust account. As set forth in GPIA’s memorandum and articles of association, the holders of public shares of GPIA that did not elect to redeem their public shares on May 23, 2017, will have a subsequent opportunity to elect to redeem their public shares in connection with the shareholder vote to approve the business combination with Rimini Street, as described elsewhere in this joint proxy statement/prospectus.

Prior to consummation of the business combination, Rimini Street and GPIA may jointly elect to offer the lenders under the Credit Facility the ability to convert up to $21.0 million of obligations under the Credit Facility at $10.00 per share for 2,100,000 GPIA ordinary shares, effective immediately prior to the first merger. If Rimini Street and GPIA elect to make this offer, the lenders under the Credit Facility are under no obligation to accept it. Accordingly, we have not given pro forma effect to this in the accompanying unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information presents two scenarios as follows:

•	Scenario No. 1 gives effect only to the actual redemptions of 1,552,724 ordinary shares of GPIA in connection with GPIA’s extraordinary general meeting of shareholders on May 23, 2017, and no public share redemptions in connection with a subsequent extraordinary general meeting of shareholders of GPIA to be held to approve, among other things, the business combination. For purposes of the pro forma condensed combined balance sheet under this scenario, $157.6 million of cash and cash equivalents will be available from the GPIA trust account to permit repayment of GPIA’s related party note payable of $2.7 million, a prepayment of $99.9 million of principal and a make-whole interest payment of $31.5 million related to Rimini Street’s Credit Facility, and payment of all transaction costs and deferred underwriting fees of $23.4 million. In this scenario, no cash available from Rimini Street is used to make any payments in respect of the Credit Facility. For purposes of the pro forma condensed combined statements of operations under this scenario, outstanding debt of $14.7 million as of January 1, 2016 is assumed to have been repaid on that date, and borrowings under the Credit Facility of $107.5 million during 2016 are assumed to have not occurred since sufficient cash would have been available to avoid such borrowings. Under this scenario, the Credit Facility is treated as if it were a $125.0 million unfunded line of credit for the unaudited pro forma condensed combined statements of operations.
•	Scenario No. 2 modifies Scenario No. 1 to assume that in connection with the shareholder vote to approve the business combination with Rimini Street, holders of public shares of GPIA will elect to redeem public shares that result in a reduction of GPIA’s available cash required to consummate the business combination to the minimum threshold of $50.0 million specified in the merger agreement as a condition to the consummation of the first merger. This scenario gives effect to additional GPIA public share redemptions of approximately 14.2 million shares for aggregate redemption payments of $142.6 million, and a concurrent equity infusion of $35.0 million by GPIA’s Sponsor. For purposes of the pro forma condensed combined balance sheet under this scenario, $61.2 million of available cash is required for (i) payment of all transaction costs and deferred underwriting fees of $23.4 million, (ii) repayment of GPIA’s related party note payable of $2.7 million, and (iii) the minimum payment of $35.0 million required to be paid to the lenders under the Credit Facility. The payment of $35.0 million to the lenders is a condition to the consent given by the lenders to the mergers, resulting in a principal prepayment of $27.7 million and a make-whole interest payment of $7.3 million. Of the aggregate $61.2 million of cash and cash equivalents required, $50.0 million will be provided by GPIA, and $11.2 million will be provided from Rimini Street’s unrestricted cash and cash equivalents. For purposes of the pro forma condensed combined statements of operations under this scenario, outstanding debt of $14.7 million that was outstanding on January 1, 2016 (and subsequently repaid from Credit Facility borrowings) is assumed to have been repaid as of January 1, 2016, and the first $35.0 million of borrowings under the Credit Facility during 2016 are assumed to have not occurred since sufficient cash would have been available to avoid incurring debt and a make-whole payment would not have applied to borrowings that did not occur.

RIMINI STREET, INC.
Unaudited Pro Forma Condensed Combined Balance Sheet
March 31, 2017
(Dollars in Thousands)

			Scenario No. 1							Scenario No. 2
			Pro Forma Adjustments							Pro Forma Adjustments
	Rimini Street(A)	GPIA(B)	May 2017 Redemptions		Reverse Recapitalization		Debt Payment		Pro Forma Combined	Closing Redemptions		Sponsor Equity/ Debt Repayment		Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$13,237	$2	$—		$—		$—		$13,239	$(8,509	)(J)	$(2,683	)(K)	$2,047
Restricted cash	20,112	—			134,081	(D)(E)(F)	(134,081	)(H)	20,112					20,112
Accounts receivable, prepaid expenses and other	65,810	256							66,066					66,066
Total current assets	99,159	258							99,417					88,225
Long-term assets:
Restricted cash	—	173,227	(15,608	)(C)	(157,619	)(D)			—					—
Deferred debt issuance costs, net	3,675	—							3,675					3,675
Other long-term assets	5,938	—							5,938					5,938
Total assets	$108,772	$173,485							$109,030					$97,838
LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Current maturities of long-term debt	$48,131	$—	$—		$—		$(38,831	)(H)	$9,300	$38,831	(J)	$—		$48,131
Accounts payable, accrued expenses and other	57,603	134							57,737					57,737
Deferred revenue	138,684	—							138,684					138,684
Embedded derivative liability	10,500	—					(4,000	)(H)	6,500	4,000	(J)	(4,000)	(K)	6,500
Total current liabilities	254,918	134							212,221					251,052
Long-term liabilities:
Long-term debt, net of current maturities:
Contractual obligations, net of current maturities	122,296	—					(61,067	)(H)	61,229	61,067	(J)	(27,700	)(K)	94,596
Debt discount	(77,200)	—					45,252	(I)	(31,948)	(45,252	)(J)	12,567	(L)	(64,633)
Long-term debt, net of current maturities	45,096	—							29,281					29,963
Note payable to related party	—	2,683					(2,683	)(H)	—	2,683	(J)	(2,683	)(K)	—
Warrant liability	7,871	—			(7,871	)(F)			—					—
Deferred revenue and other	28,304	6,037			(6,037	)(E)			28,304					28,304
Total liabilities	336,189	8,854							269,806					309,319
Ordinary shares subject to redemption	—	159,631	(15,608	)(C)	(144,023	)(D)			—					—
Stockholders’ equity (deficit):
Convertible preferred stock	19,542	—			(19,542	)(G)			—					—
Ordinary shares	—	1			(1	)(G)			—					—
Common stock	102	—			(95	)(G)			7					7
Additional paid-in capital	19,459	7,995			151,341	(D)(E)(F)(G)			178,795	(142,590	)(J)	35,000	(K)	71,205
Accumulated other comprehensive loss	(935)	—							(935)					(935)
Accumulated deficit	(265,585)	(2,996)			2,690	(F)(G)	(72,752	)(H)(I)	(338,643)	72,752	(J)	(15,867	)(K)(L)	(281,758)
Total stockholders' equity (deficit)	(227,417)	5,000							(160,776)					(211,481)
Total liabilities and stockholders' equity (deficit)	$108,772	$173,485							$109,030					$97,838

See accompanying notes to unaudited pro forma condensed combined financial information.

RIMINI STREET, INC.
Unaudited Pro Forma Condensed Combined Statement of Operations
For the Three Months Ended March 31, 2017
(Dollars in Thousands, Except Per Share Amounts)

Scenario No. 1	Scenario No. 2
Rimini Street (AA)	GPIA (BB)	Pro Forma Adjustments	Pro Forma Combined	Pro Forma Adjustments	Pro Forma Combined
Net revenue	$49,070	$—	$—	$49,070	$—	$49,070
Cost of revenue	18,356	—	18,356	18,356
Gross profit	30,714	—	30,714	30,714
Operating expenses:
Sales and marketing	14,696	—	14,696	14,696
General and administrative	9,276	179	9,455	9,455
Litigation costs and related insurance recoveries:
Professional fees and other defense costs of litigation	4,971	—	4,971	4,971
Insurance recoveries	(1,026)	—	(1,026)	(1,026)
Total operating expenses	27,917	179	28,096	28,096
Operating income (loss)	2,797	(179)	2,618	2,618
Non-operating expenses:
Interest expense	(9,936)	—	9,894	(CC)	(42)	(8,317	)(GG)	(8,359)
Debt financing fees	(1,282)	—	(7,713	)(CC)	(8,995)	6,677	(GG)	(2,318)
Loss on embedded derivatives and redeemable warrants, net	(5,702)	—	5,702	(DD)	—	(3,400	)(DD)	(3,400)
Other, net	89	175	(175	)(EE)	89	89
Loss before income taxes	(14,034)	(4)	(6,330)	(11,370)
Income tax expense	(441)	—	(441)	(441)
Net loss	$(14,475)	$(4)	$(6,771)	$(11,811)
Net loss per share attributable to common stockholders - Basic and Diluted	$(0.14)	$—	$(0.10)	$(0.20)
Weighted average number of common shares outstanding - Basic and Diluted	101,721	5,650	69,631	(FF)	58,943	(FF)

See accompanying notes to unaudited pro forma condensed combined financial information.

RIMINI STREET, INC.
Unaudited Pro Forma Condensed Combined Statement of Operations
For the Year Ended December 31, 2016
(Dollars in Thousands, Except Per Share Amounts)

Scenario No. 1	Scenario No. 2
Rimini Street (HH)	GPIA (II)	Pro Forma Adjustments	Pro Forma Combined	Pro Forma Adjustments	Pro Forma Combined
Net revenue	$160,175	$—	$—	$160,175	$—	$160,175
Cost of revenue	67,045	—	67,045	67,045
Gross profit	93,130	—	93,130	93,130
Operating expenses:
Sales and marketing	72,936	—	72,936	72,936
General and administrative	36,212	3,335	39,547	39,547
Litigation costs and related insurance recoveries:
Pre-judgment interest	2,920	—	2,920	2,920
Professional fees and other defense costs of litigation	21,379	—	21,379	21,379
Insurance recoveries	(54,248)	—	(54,248)	(54,248)
Total operating expenses	79,199	3,335	82,534	82,534
Operating income (loss)	13,931	(3,335)	10,596	10,596
Non-operating expenses:
Interest expense	(13,356)	—	13,173	(CC)	(183)	(5,685	)(GG)	(5,868)
Debt financing fees	(6,371)	—	(10,052	)(CC)	(16,423)	4,271	(GG)	(12,152)
Loss on embedded derivatives and redeemable warrants, net	(3,822)	—	3,822	(DD)	—	(3,600	)(DD)	(3,600)
Other, net	(1,787)	474	(474	)(EE)	(1,787)	(1,787)
Loss before income taxes	(11,405)	(2,861)	(7,797)	(12,811)
Income tax expense	(1,532)	—	(1,532)	(1,532)
Net loss	(12,937)	(2,861)	(9,329)	(14,343)
Deemed dividend for beneficial conversion feature	(10,000)	—	(10,000)	(10,000)
Net loss attributable to common stockholders	$(22,937)	$(2,861)	$(19,329)	$(24,343)
Net loss per share attributable to common stockholders - Basic and Diluted	$(0.23)	$(0.52)	$(0.33)	$(0.51)
Weighted average number of common shares outstanding - Basic and Diluted	101,341	5,466	57,959	(JJ)	47,271	(JJ)

See accompanying notes to unaudited pro forma condensed combined financial information.

RIMINI STREET, INC.
NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1.	Basis of Pro Forma Presentation

The unaudited pro forma condensed combined balance sheet at March 31, 2017 combines the historical unaudited condensed balance sheets of GPIA and Rimini Street as of March 31, 2017, giving effect to the business combination as if it had been consummated on March 31, 2017. The unaudited pro forma condensed combined statements of operations give effect to the business combination as if it had been consummated on January 1, 2016, and combine the historical consolidated statements of operations of GPIA and Rimini Street for each of (i) the three-month period ended March 31, 2017, and (ii) the year ended December 31, 2016. The historical consolidated statements of operations and balance sheet of GPIA conform to Rimini Street's financial statement presentation and accounting policies. The unaudited pro forma condensed combined financial information has been prepared based on the historical consolidated financial statements of GPIA and Rimini Street, and by accounting for the business combination as a reverse recapitalization since substantially all of GPIA’s assets consist of cash and equivalents and its activities prior to the business combination consisted solely of seeking a target business with whom to enter into a business combination. In accounting for the business combination as a reverse recapitalization, Rimini Street will be the acquirer for accounting and financial reporting purposes and GPIA will be the legal acquirer. Therefore, the shares of GPIA remaining after public share redemptions, and the unrestricted net cash and equivalents on the date the business combination is consummated will be accounted for as a capital infusion into Rimini Street.

The historical consolidated financial statements have been adjusted in the unaudited pro forma condensed combined financial information to give pro forma effect to events that are: (1) directly attributable to the business combination; (2) factually supportable; and (3) with respect to the statement of operations, expected to have a continuing impact on the combined results of operations. The unaudited pro forma condensed combined financial information does not reflect the impact of possible revenue enhancements or cost savings initiatives.

Pro forma effect has been given for GPIA’s public share redemptions in May 2017 because such redemptions reduce the proceeds that may be available from GPIA upon consummation of the business combination. However, pro forma effect is not given for an aggregate of $26.3 million of principal payments by Rimini Street after the date of the pro forma balance sheet since those payments are not directly attributable to the business combination. Excluded principal payments include those discussed in Note 12 to Rimini Street’s historical consolidated financial statements for the year ended December 31, 2016, as well as ongoing principal payments required under the Credit Facility. For the period from April 1, 2017 through June 30, 2017, excluded principal payments of $26.3 million consist of (i) a mandatory principal prepayment of $14.1 million in April 2017 in connection with an insurance settlement, (ii) a $4.0 million payment in May 2017 to satisfy the mandatory principal prepayment based on 75% of Excess Cash Flow for the first quarter of 2017, (iii) a $2.5 million additional principal prepayment in connection with the Third Amendment to the Credit Facility, (iv) required monthly principal payments in the aggregate of $5.3 million for April, May and June 2017, and (v) $0.4 million of customer payments for service periods exceeding one year that were applied as a mandatory principal prepayment under the Credit Facility.

2.	Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

(A)   Rimini Street Historical Balance Sheet. Represents the historical condensed consolidated balance sheet of Rimini Street as of March 31, 2017.

(B)   GPIA Historical Balance Sheet. Represents the historical condensed consolidated balance sheet of GPIA as of March 31, 2017.

(C)   Public Share Redemption by GPIA Shareholders. Gives effect to an election exercised by holders of GPIA’s public shares to redeem 1,552,724 public shares (classified within temporary equity as of March 31, 2017) for aggregate consideration of $15.6 million in May 2017. Presented below is a summary of the pro forma impact of these public share redemptions on the issued and outstanding ordinary shares of GPIA (in thousands):

	Historical	May 2017 Redemptions	Pro Forma Scenario No. 1
Public shares:
Subject to possible redemption	15,896	(1,553)	14,343
Not subject to redemption	1,354	—	1,354
Total public shares	17,250	(1,553)	15,697
Shares owned by initial shareholder	4,312	—	4,312
Total	21,562	(1,553)	20,009

Under Scenario No. 1, it is assumed that the holders of GPIA public shares do not elect further redemptions. Accordingly, the 20.0 million shares of GPIA shown in the table above will, upon the domestication, convert automatically by operation of law, on a one-for-one basis into shares of RMNI, as discussed in Note 2(G).

(D)   Release of GPIA Restricted Cash. Upon consummation of the transactions contemplated by the merger agreement and assuming no additional holders of GPIA public shares elect to redeem their shares in connection with the shareholder vote to approve the business combination with Rimini Street, as described elsewhere in the joint proxy statement/prospectus, the restrictions will be released on $157.6 million of cash and equivalents held in trust by GPIA as of March 31, 2017 (after giving effect to public share redemptions discussed in Note 2 (C)). Accordingly, such funds will be transferred to restricted cash of Rimini Street (since all of Rimini Street’s cash receipts are required to be deposited in accounts controlled by the lenders under the Credit Facility). As a result of holders of GPIA’s public shares not electing to redeem their shares, the carrying value of $144.0 million related to a total of approximately 14,343,000 ordinary shares of GPIA shown in the table in Note 2(C), will be reclassified from temporary equity to permanent equity due to the elimination of future public share redemption rights.

The table below presents the impact of the transfer of GPIA’s restricted cash and the impact on Rimini Street’s restricted cash of the other pro forma adjustments related to the recapitalization (in thousands):

Description	Pro Forma Adjustment	Amount
Transfer of GPIA restricted cash	(D)	$157,619
Payment of GPIA's liability for deferred underwriting fees	(E)	(6,037)
Payment of transaction costs expected to be incurred after March 31, 2017:
Rimini Street	(E)	(13,600)
GPIA	(E)	(3,740)
Payment for cancellation of certain Rimini Street stock options	(F)	(161)
Total		$134,081

(E)   Payment of Rimini Street and GPIA Transaction Costs. Gives effect to the cash payment of transaction costs consisting of (i) GPIA’s deferred underwriting fees of $6.0 million that are included in long-term liabilities on its historical balance sheet as of March 31, 2017, (ii) additional transaction costs of $3.7 million that are expected to be incurred by GPIA in connection with the business combination, and (iii) transaction costs of $13.6 million that are expected to be incurred by Rimini Street in connection with the business combination. With respect to the transaction costs related to the business combination, all of the costs are reflected as a reduction of additional paid-in capital in the unaudited pro forma condensed combined balance sheet, since those amounts are direct and incremental costs associated with obtaining the capital infusion from GPIA.

The table below presents a summary of the estimated transaction costs expected to be incurred after March 31, 2017 by Rimini Street and GPIA (in thousands):

	Rimini Street	GPIA
Investment banking and financial advisory	$9,500	$—
Legal contracts, due diligence and registration statement	3,250	2,405
Accounting, financial reporting, printing and other	850	1,336
Total	$13,600	$3,741

(F)   Rimini Street Warrant and Option Adjustments. As of March 31, 2017, the Origination Agent warrants issued by Rimini Street in connection with the Credit Facility were exercisable for approximately 14.1 million shares of Rimini Street common stock at an exercise price of $1.35 per share. The Origination Agent warrants are redeemable for cash at the option of the holder under certain circumstances that required classification as a liability of $7.9 million as of March 31, 2017. Subject to consummation of the business combination, the holder of Origination Agent warrants agreed to eliminate the cash redemption feature and the anti-dilution provisions associated with such warrants in exchange for the issuance of additional warrants to purchase up to 260,000 shares of Rimini Street common stock at $1.35 per share. After giving pro forma effect to these additional warrants, the holder of Origination Agent warrants will hold warrants to purchase up to an aggregate of approximately 14.4 million shares of Rimini Street common stock. As of March 31, 2017, the estimated fair value related to the additional warrant to purchase up to 260,000 shares of Rimini Street common stock amounted to $145,000. A pro forma adjustment is reflected as an increase in the accumulated deficit since the fair value of $145,000 will be charged to expense upon consummation of the transactions contemplated by the merger agreement. The holder of the Origination Agent warrants agreed that such warrants will be converted into warrants to purchase shares of RMNI common stock, with the number of shares and exercise price adjusted for the Exchange Ratio upon consummation of the transactions contemplated by the merger agreement. Due to the elimination of the cash redemption feature, upon consummation of the transactions contemplated by the merger agreement, the warrants will no longer be accounted for as a liability. Accordingly, a pro forma adjustment gives effect to the reclassification of the fair value of the warrants of $7.9 million to additional paid-in capital.

The holder of certain other warrants issued by Rimini Street for 344,828 shares of its Class A Common Stock pursuant to a guarantee arrangement entered into in October 2014, has agreed that immediately preceding the effectiveness of the first merger, such warrants will be converted to approximately 187,000 shares of Rimini Street Class A common stock using a cashless exercise formula and which, upon consummation of the business combination, based on the Exchange Ratio will result in approximately 46,000 shares of RMNI common stock being issued to the holder of such warrants. Since the fair value of these warrants is already reflected in Rimini Street’s historical financial statements, no pro forma adjustment for the par value of RMNI common stock is required since the amount is de minimis.

Outstanding stock options held by existing employees and service providers of Rimini Street will be converted into stock options for common stock of RMNI upon the same terms and conditions as are in effect with respect to such options immediately prior to the business combination, after giving effect to the Exchange Ratio. For outstanding stock options held by former employees and former service providers, Rimini Street will take commercially reasonable actions to make cash payments for an aggregate of up to $161,000 to effect the cancellation of such stock options prior to the effectiveness of the first merger. Accordingly, a pro forma adjustment gives effect to this cash payment of $161,000.

(G)   Capital Structure Adjustments. Upon consummation of the transactions contemplated by the merger agreement, all of the outstanding shares of common stock and convertible preferred stock of Rimini Street will automatically convert into shares of common stock of RMNI. As a result of the domestication of GPIA as a Delaware corporation, the existing ordinary shares of GPIA with par value of $0.0001 per share will convert automatically by operation of law, on a one-for-one basis, into shares of RMNI common stock with a par value of $0.0001 per share. As of March 31, 2017, the following table summarizes the outstanding shares of Rimini Street that will be converted to shares of RMNI based on the Exchange Ratio that is expected to result in the issuance of one share of RMNI for every 4.0624 shares of Rimini Street (shares and dollars in thousands):

		Rimini Street Shares to be Converted				Rimini Street Carrying Value
Type	Series/ Class	Shares		Exchange Ratio	RMNI Pro Forma	Preferred Stock	Common Stock	Additional Paid-in Capital
Preferred	A	5,500		4.0624	1,354	$493	$—	$—
Preferred	B	38,545		4.0624	9,488	9,142	—	—
Preferred	C	56,441		4.0624	13,894	9,907	—	—
Common	A	368		4.0624	91	—	—	—
Common	B	101,829		4.0624	25,066	—	102	—
Common Warrants	A	187	(1)	4.0624	46	—	—	—
Additional paid-in capital		—		n/a	—	—	—	19,459
Total		202,870			49,939	$19,542	$102	$19,459
(1)	Consists of currently outstanding warrants for 344,828 shares that will be converted using a cashless exercise formula upon the effectiveness of the first merger to approximately 187,000 shares of Rimini Street Class A common stock.

The table below presents the transition from the capital structures of GPIA and Rimini Street into the capital structure of RMNI, including the impact of the pro forma adjustments discussed herein to arrive at the Scenario No. 1 Pro Forma Combined number of shares of RMNI common stock, and the individual components of RMNI’s stockholders’ deficit as shown in the pro forma balance sheet as of March 31, 2017 (in thousands):

		Scenario No. 1 Balance Sheet Classification of RMNI
	Number of Shares	Common Stock	Additional Paid-in Capital	Accumulated
				OCI	Deficit	Total
Adjustments for GPIA (Notes 2(C) and (G)):
Reclassify GPIA shares in temporary equity	15,896	$1	$159,630	$—	$—	$159,631
Less GPIA redemptions on May 23, 2017	(1,553)	—	(15,608)	—	—	(15,608)
Net GPIA shares reclassified from temporary equity	14,343	1	144,022	—	—	144,023
Eliminate GPIA historical accumulated deficit	—	—	(2,996)	—	—	(2,996)
GPIA shares outstanding in permanent equity	5,666	1	7,995	—	—	7,996
Net GPIA adjustments	20,009	2	149,021	—	—	149,023
Adjustments for Rimini Street (Note 2(G)):
Conversion of Series A, B and C preferred stock	24,736	2	19,540	—	—	19,542
Conversion of Class A and B common stock	25,157	3	19,558	—	—	19,561
Cash-less exercise of warrants discussed above	46	—	—	—	—	—
Redemption of certain non-employee stock options	—	—	—	—	(161)	(161)
Accumulated other comprehensive income (OCI)	—	—	—	(935)	—	(935)
Historical accumulated deficit	—	—	—	—	(265,585)	(265,585)
Net Rimini Street adjustments	49,939	5	39,098	(935)	(265,746)	(227,578)
Other pro forma adjustments:
Transaction costs related to capital infusion (Note 2(E))	—	—	(17,340)	—	—	(17,340)
Reclassification of warrant liability to equity (Note 2(F))	—	—	7,871	—	—	7,871
Fair value of warrant issuable to lenders (Note 2(F))	—	—	145	—	(145)	—
Embedded derivative fair value adjustment (Note 2(H))	—	—	—	—	4,000	4,000
Debt extinguishment charges (Note 2 (H))	—	—	—	—	(76,752)	(76,752)
Total other pro forma adjustments	—	—	(9,324)	—	(72,897)	(82,221)
Pro Forma Combined under Scenario No.1	69,948	$7	$178,795	$(935)	$(338,643)	$(160,776)

(H)   Prepayment of Rimini Street Credit Facility Debt. Assuming no additional redemptions by holders of GPIA’s public shares, as of March 31, 2017 all of the available cash of $134.1 million from the reverse recapitalization (after payment of all transaction costs and deferred underwriting fees of $23.4 million) will be used to make payments consisting of (i) a principal prepayment under the Credit Facility for $99.9 million, (ii) a make-whole interest payment of approximately $31.5 million due to the early payoff of the principal balance, and (iii) the repayment in full of outstanding related party debt of GPIA for $2.7 million. The make-whole interest payment of $31.5 million would be charged to debt extinguishment expense in the period of the payment, resulting in an increase in the accumulated deficit.

Under Rimini Street’s Credit Facility, the requirement to pay make-whole interest payments associated with certain principal prepayments is an embedded derivative. Accordingly, the assumed principal and make-whole interest payments discussed above would fully satisfy Rimini Street’s requirement to complete an equity offering for minimum net proceeds of $35.0 million by November 30, 2018. As a result, the reduction in the fair value of the embedded derivative liability of $4.0 million results in a corresponding gain of $4.0 million that reduces the accumulated deficit in the unaudited condensed combined balance sheet.

On a pro forma combined basis, the remaining contractual obligations under the Credit Facility as of March 31, 2017 will consist of the principal balance of $7.3 million, mandatory consulting fees of $6.0 million, and trigger event fees of $57.2 million, for a total of $70.5 million. The current portion of the remaining obligations consists of the remaining principal balance of $7.3 million and $2.0 million of annual mandatory consulting fees, for a total of $9.3 million. The remainder of the obligations under the Credit Facility of $61.2 million are classified as long-term liabilities since the trigger event fees of $57.2 million are payable upon the earlier of the termination date or the maturity date of the Credit Facility, and the remainder of the consulting fees are payable for $2.0 million in June 2018 and $2.0 million in June 2019. These increases in the accumulated deficit of $76.8 million are partially offset by the embedded derivative gain adjustment in Note 2(H) of $4.0 million, resulting in a net increase in the accumulated deficit of $72.8 million.

(I)   Extinguishment of Debt. As a result of the prepayment of $99.9 million of the principal balance under the Credit Facility, an extinguishment charge of $45.3 million would be required based on the 58.6% prorated amount of the debt discount associated with the prepayment. The combined impact of this extinguishment charge and the make-whole interest extinguishment charge of $31.5 million as discussed in Note 2(H), amounts to an increase in the accumulated deficit of $76.8 million as of March 31, 2017.

(J)   Additional GPIA Public Share Redemptions. Under Scenario No. 2, in connection with the vote of GPIA’s shareholders to approve the business combination with Rimini Street, we have assumed that holders of GPIA’s public shares will elect to redeem such number of public shares that would cause the GPIA available cash to be reduced to $15.0 million and GPIA’s Sponsor will be required to purchase incremental equity as discussed in Note 2(K) to increase the minimum available cash required to consummate the business combination to the $50.0 million threshold specified in the merger agreement as a condition to the consummation of the first merger. This public share redemption scenario gives effect to additional redemptions of approximately 14.2 million ordinary shares of GPIA at a price of $10.05 per share, resulting in aggregate cash redemption payments of approximately $142.6 million, and a corresponding decrease in additional paid-in capital. Due to the additional redemptions of GPIA public shares under Scenario No. 2, RMNI would be unable to make all of the payments under the Credit Facility as reflected in Note 2(H). As a result, a pro forma adjustment reverses all of the cash payments totaling $134.1 million as discussed in Note 2(H), and the elimination of the increase in the accumulated deficit of $76.8 million resulting from the debt extinguishment charges discussed in Note 2(I). The reduction in GPIA available cash of $142.6 million is partially offset by (i) the reversal of cash payments of $134.1 million made as part of the pro forma adjustments described in Note 2 (H), and (ii) the use of $8.5 million of Rimini Street’s cash and cash equivalents.

Presented below is a summary of the pro forma impact of these redemptions between Scenario No. 1 and Scenario No. 2 with respect to the issued and outstanding ordinary shares of GPIA as of March 31, 2017 (in thousands):

	Pro Forma Scenario No. 1	Redemptions	Pro Forma Scenario No. 2
Public shares:
Subject to possible redemption	14,343	(14,188)	155
Not subject to redemption	1,354	—	1,354
Total public shares	15,697	(14,188)	1,509
Shares owned by initial shareholder	4,312	—	4,312
Total	20,009	(14,188)	5,821

(K)   GPIA’s Sponsor Equity Infusion and Debt Prepayment. The result of the pro forma adjustment discussed in Note 2(J) is that GPIA would only have $15.0 million of available cash in comparison to the $50.0 million minimum threshold specified in the merger agreement as a condition to the consummation of the first merger. GPIA’s Sponsor has entered into an equity commitment letter that provides an option to GPIA’s Sponsor to purchase up to 3,500,00 ordinary shares of GPIA at $10.00 per share up to a maximum of $35.0 million. To the extent that GPIA’s available cash at the time of the business combination is at least $15.0 million, GPIA’s Sponsor is obligated to purchase ordinary shares of GPIA in order to ensure that GPIA’s available cash is the minimum of $50.0 million required to consummate the business combination. For purposes of Scenario No. 2, we have assumed that the entire $35.0 million capital infusion from GPIA’s Sponsor will be required, and that upon consummation of the business combination the proceeds will be used to make a principal prepayment of $27.7 million and a make-whole interest payment of $7.3 million under the terms of the Credit Facility. The make-whole interest payment of $7.3 million would be charged to debt extinguishment expense in the period of the payment, resulting in an increase in the accumulated deficit. The assumed principal and make-whole interest payments under the Credit Facility would fully satisfy Rimini Street’s requirement to complete an equity offering for minimum net proceeds of $35.0 million by November 30, 2018. As a result, a pro forma adjustment reduces the fair value of the embedded derivative liability for $4.0 million with a corresponding reduction in the accumulated deficit. Additionally, we have assumed that the $2.7 million note payable to related party of GPIA will be paid from unrestricted cash and cash equivalents of Rimini Street.

The table below presents the pro forma impact to RMNI of additional public share redemptions of 14.2 million ordinary shares of GPIA, resulting in aggregate redemption payments of approximately $142.6 million as discussed in Note 2(J), and the equity infusion by GPIA’s Sponsor as discussed above as of March 31, 2017 (in thousands):

		Scenario No. 2 Balance Sheet Classification of RMNI
	Number of Shares	Common Stock	Additional Paid-in Capital	Accumulated
				OCI	Deficit	Total
Pro Forma Combined under Scenario No. 1	69,948	$7	$178,795	$(935)	$(338,643)	$(160,776)
Scenario No. 2 pro forma adjustments:
Additional redemptions (Note 2(J))	(14,188)	—	(142,590)	—	—	(142,590)
Sponsor equity infusion (Note 2(K))	3,500	—	35,000	—	—	35,000
Scenario No. 1 closing redemption adjustments (Note 2(J))	—	—	—	—	72,752	72,752
Scenario No. 2 debt repayment adjustments (Note 2(L))	—	—	—	—	(15,867)	(15,867)
Pro Forma Combined under Scenario No. 2	59,260	$7	$71,205	$(935)	$(281,758)	$(211,481)

(L)   Extinguishment of Debt Under Scenario 2. As a result of the prepayment of $27.7 million of the principal balance under the Credit Facility, an extinguishment charge of $12.6 million would be required based on the 16.3% prorated amount of the debt discount associated with the prepayment. The combined impact of this extinguishment charge and the make-whole interest extinguishment charge of $7.3 million as discussed in Note 2(K), results in an increase in the accumulated deficit of $19.9 million as of March 31, 2017. These increases in the accumulated deficit of $19.9 million are partially offset by a reduction due to the embedded derivative gain adjustment in Note 2(K) of $4.0 million, resulting in a net increase in the accumulated deficit of $15.9 million.

3.	Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

(AA)   Rimini Street Historical Statement of Operations. Represents the historical condensed consolidated statement of operations of Rimini Street for the three months ended March 31, 2017.

(BB)   GPIA Historical Statement of Operations. Represents the historical condensed consolidated statement of operations of GPIA for the three months ended March 31, 2017.

(CC)   Interest Expense and Debt Financing Fees (Scenario No. 1). As discussed in Note 2(H) for Scenario No. 1, a pro forma adjustment gives effect to the prepayment of $99.9 million of principal under the Credit Facility. Since the business combination is assumed to occur on January 1, 2016 for purposes of the pro forma condensed combined statements of operations, the make-whole interest payment assumed in Note 2(H) of $31.5 million as of March 31, 2017 would not have been required since make-whole interest payments are only applicable when amounts are borrowed and subsequently prepaid. Accordingly, for purposes of the pro forma condensed combined statements of operations the entire amount of the net proceeds of $134.1 million would have been available to enable the avoidance of all borrowings under the Credit Facility. A discussion of the pro forma treatment and related impact in the unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2017 and the year ended December 31, 2016, are presented below.

Three Months Ended March 31, 2017. Giving effect to the elimination of Credit Facility borrowings, the following table presents the historical debt balances as of January 1, 2017 and the pro forma adjustments to arrive at the balances used in Scenario No. 1, which are the basis for the calculation of interest expense and debt financing fees after giving effect to the ability to avoid borrowings in 2016 under the Credit Facility:

	Historical	Pro Forma Adjustments		Pro Forma Scenario No. 1
Contractual obligations:
Principal balance	$107,900	$(107,900	)(1)	$—
Mandatory trigger event exit fees	55,258	—		55,258
Mandatory consulting fee	6,000	—		6,000
Total	169,158	(107,900)		61,258
Less debt discount	(81,094)	81,094	(2)	—
Net carrying value	$88,064	$(26,806)		$61,258
(1)	Represents the portion of the $134.1 million proceeds from consummation of the business combination assumed in Scenario No. 1 that are applied to principal reduction as discussed above.
(2)	As a result of the assumption under Scenario No. 1 that no borrowings would have occurred under the Credit Facility, all debt discount and issuance costs would be accounted for as an unfunded line of credit whereby the costs would be amortized using the straight-line method ratably over the period from the date incurred through the maturity date of the Credit Facility in June 2020.

Based on the revised principal balances and net carrying value set forth in the table above, the pro forma adjustments to interest expense and debt financing fees under Scenario No. 1 for the three months ended March 31, 2017, are as follows (in thousands):

	Historical	Pro Forma Adjustments		Pro Forma Scenario No. 1
Interest expense:
Credit Facility:
Interest at 12.0%	$3,216	$(3,216	)(1)	$—
PIK interest at 3.0%	808	(808	)(1)	—
Accretion expense for funded debt	5,870	(5,870	)(1)(2)	—
Interest on other borrowings	42	—		42
Total interest expense	$9,936	$(9,894)		$42
Debt financing fees:
Fees payable monthly in cash:
Unused line fees	$219	$2,594	(3)	$2,813
Collateral monitoring fees	674	(674	)(1)	—
Amortization of debt issuance costs related to unfunded debt	275	5,793	(2)	6,068
Amortization of prepaid agent fees	114	—		114
Total debt financing fees	$1,282	$7,713		$8,995

(1)	A pro forma adjustment to eliminate the historical expense results from the assumed elimination of Credit Facility borrowings due to the application of a portion of the $134.1 million proceeds from consummation of the business combination assumed in Scenario No. 1.
(2)	As a result of the assumption under Scenario No. 1 that no borrowings would have occurred under the Credit Facility, all debt discount and issuance costs related to the funded debt would be accounted for as an unfunded line of credit. Accordingly, all accretion expense has been eliminated and a pro forma adjustment is reflected under debt financing fees for amortization of all debt discounts and issuance costs using the straight-line method.
(3)	Due to the assumption that no amounts would be borrowed under the Credit Facility, Rimini Street would be obligated to pay unused line fees on the (i) delayed draw A Term loan under the Credit Facility at 15.0% per annum, and (ii) the delayed draw B Term Loan under the Credit Facility at 5.0% per annum. Such unused line fees are assumed to have been paid for the entirety of the three months ended March 31, 2017.

Year Ended December 31, 2016. Upon giving effect to the consummation of the business combination on January 1, 2016, Rimini Street would have net available cash of $134.1 million (after payment of all transaction costs and deferred underwriting fees of $23.4 million) as discussed in Note 2(D). The pro forma adjustments assume that Rimini Street would have utilized the $134.1 million of available cash to (i) repay $14.8 million of outstanding debt that was outstanding on January 1, 2016, and (ii) avoid the need to borrow an aggregate of $107.5 million drawn under the Credit Facility in 2016. While no borrowings would be assumed under the Credit Facility, Rimini Street would remain obligated for the future repayment of other contractual obligations for trigger event fees and mandatory consulting fees which amount to $61.3 million as of December 31, 2016, and would retain the ability to borrow up to the entire commitment of $125.0 million. Accordingly, pro forma adjustments give effect to (i) reclassification of all debt discount and issuance costs (except for original issue discount which would no longer be incurred under Scenario No. 1) historically associated with the funded portion of the Credit Facility of $88.4 million to the unfunded debt, whereby amortization is computed using the straight-line method through the maturity date in June 2020, (ii) unused line fees are computed for the entire commitment with respect to the delayed draw A Term Loan and B Term Loan under the Credit Facility, and (iii) collateral monitoring fees are eliminated since no borrowings are assumed to be outstanding. Accordingly, the pro forma adjustments to interest expense and debt financing fees for the year ended December 31, 2016, are set forth below (in thousands):

	Historical	Pro Forma Adjustments		Pro Forma Scenario No. 1
Interest expense:
Credit Facility:
Interest at 12.0%	$3,597	$(3,597	)(1)	$—
PIK interest at 3.0%	900	(900	)(1)	—
Accretion expense for funded debt	8,371	(8,371	)(1)	—
Interest on other borrowings	488	(305	)(1)	183
Total interest expense	$13,356	$(13,173)		$183
Debt financing fees:
Fees payable monthly in cash:
Unused line fees	$4,095	$1,873	(2)	$5,968
Collateral monitoring fees	538	(538	)(1)	—
Amortization of debt issuance costs
related to unfunded debt	1,501	8,717	(3)	10,218
Amortization of prepaid agent fees	237	—		237
Total debt financing fees	$6,371	$10,052		$16,423
(1)	Pro forma adjustment to eliminate the historical expense results from the assumed elimination of Credit Facility borrowings due to the application of a portion of the $134.1 million proceeds from consummation of the business combination, and the assumed prepayment of Rimini Street’s line of credit on January 1, 2016.
(2)	Due to the assumption that no amounts would be borrowed under the Credit Facility, Rimini Street would be obligated to pay unused line fees on the (i) delayed draw A Term loan under the Credit Facility at 15.0% per annum, and (ii) delayed draw B Term Loan under the Credit Facility at 5.0% per annum. Such unused line fees are assumed to have been paid for the period from inception of the Credit Facility on June 24, 2016 through December 31, 2016.
(3)	As a result of the pro forma assumption that no borrowings would be required under the Credit Facility, the debt discount and issuance costs were accounted for as an unfunded line of credit whereby the costs are amortized ratably over the period from the date incurred through the maturity date of the Credit Facility in June 2020.

(DD)   Loss on Embedded Derivatives and Redeemable Warrants, Net. As discussed in Note 2(F), subject to consummation of the mergers, the holder of Origination Agent warrants agreed to eliminate the cash redemption feature associated with 14.1 million of warrants issued during 2016. Due to the existence of the redemption feature, the fair value of the warrants was classified as a liability in Rimini Street’s historical balance sheets and periodic changes in fair value were recognized as gains and losses in the historical statements of operations. Upon elimination of the cash redemption feature, the warrant liability will be reclassified to additional paid-in capital and changes in fair value will no longer be reflected in Rimini Street’s financial statements. Accordingly, upon giving effect to the consummation of the mergers and the amended terms agreed to with the Origination Agent, pro forma adjustments eliminated a gain on the redeemable warrants of $1.6 million for the year ended December 31, 2016, and a loss on the redeemable warrants of $0.6 million for the three months ended March 31, 2017.

For the year ended December 31, 2016 and the three months ended March 31, 2017, Rimini Street recognized losses related to the fair valued of embedded derivatives of $5.4 million and $5.1 million, respectively. The embedded derivatives include default interest and make-whole interest features associated with the Credit Facility. Under Scenario No. 1, no borrowings are assumed to be outstanding under the Credit Facility and no fair value would be associated with these embedded derivatives. Accordingly, a pro forma adjustment eliminates all losses related to embedded derivatives under Scenario No. 1. Under Scenario No. 2, the principal balance is approximately 33% lower than the historical balances. Therefore, in comparison to historical amounts, a pro forma adjustment reflects an embedded derivative loss of that is approximately 33% lower than the historical amounts, or $3.4 million for the three months ended March 31, 2017 and $3.6 million for the year ended December 31, 2016.

(EE)   Interest Income of GPIA. The entire amount of the capital infusion obtained from GPIA in the reverse recapitalization will be utilized to repay indebtedness and related transaction costs associated with the business combination. Accordingly, a pro forma adjustment is reflected to eliminate 100% of the interest income reported in GPIA’s historical statements of operations for the year ended December 31, 2016 and the three months ended March 31, 2017, since the business combination is given effect as of the beginning of the period covered by the pro forma statements of operations.

(FF)   Weighted Average Shares Outstanding for the Three Months Ended March 31, 2017. The following table summarizes the shares of capital stock of Rimini Street that will be converted to shares of common stock of RMNI based on the Exchange Ratio in the business combination, along with the calculation of the weighted average number of shares upon conversion to RMNI shares for the three months ended March 31, 2017 (in thousands):

	Preferred Stock			Common Stock
	Series A	Series B	Series C	Class A	Class B	Warrants	Total
Total Rimini Street shares convertible to RMNI shares (Note 2(G))	5,500	38,545	56,441	368	101,829	187	202,870
Rimini Street Weighted Average Shares Outstanding:
Common stock per historical financial statements	—	—	—	361	101,360	—	101,721
Preferred stock convertible to common stock	5,500	38,545	56,441	—	—		100,486
Warrants convertible to common stock	—	—	—	—	—	187	187
Total	5,500	38,545	56,441	361	101,360	187	202,394
Effect of Exchange Ratio to RMNI common stock	1,354	9,488	13,894	89	24,951	46	49,822

Presented below for the three months ended March 31, 2017, is the calculation of the weighted average number of RMNI shares under (i) Scenario No. 1 where no additional public share redemptions of GPIA are assumed as described in Note 2(H), and (ii) Scenario No. 2 where additional public share redemptions of GPIA are assumed as described in Note 2(K), and GPIA’s Sponsor equity infusion is assumed as described in Note 2(K) (in thousands):

	Scenario No. 1	Scenario No. 2
GPIA weighted average shares outstanding, as converted:
Ordinary shares per historical financial statements	5,466	5,466
Ordinary shares not redeemed (Notes 2(C) and (J))	14,343	155
GPIA Sponsor equity infusion (Note 2(K))	—	3,500
Total for GPIA	19,809	9,121
Rimini Street weighted average shares outstanding, as converted	49,822	49,822
RMNI pro forma combined	69,631	58,943

For the three months ended March 31, 2017, outstanding common stock equivalents have been excluded from the weighted average number of shares outstanding since the impact on the calculation of earnings per share would be anti-dilutive. Accordingly, the weighted average number of shares outstanding is the same for the calculation of basic and diluted earnings per share.

(GG)   Interest Expense and Debt Financing Fees (Scenario No. 2). As discussed in Note 2(J) and Note 2(K), for Scenario No. 2 a pro forma adjustment reverses the Scenario No. 1 assumption that no amounts would be borrowed under the Credit Facility, and assumes that a principal prepayment of $35.0 million is made from the proceeds of the equity infusion from GPIA’s Sponsor. Since the business combination is assumed to occur on January 1, 2016 for purposes of the pro forma condensed combined statements of operations, the make-whole interest payment assumed in Note 2(K) of $7.3 million as of March 31, 2017, would not have been required since make-whole interest payments are only applicable when amounts are borrowed and subsequently prepaid. A discussion of the pro forma treatment and related impact in the unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2017 and the year ended December 31, 2016, are presented below.

Three Months Ended March 31, 2017. Rimini Street’s debt balances are the basis for the calculation of interest expense and debt financing fees after giving effect as of January 1, 2016 to the reduced prepayment contemplated in Scenario No. 2. The following table summarizes the impact on debt balances between Scenario No. 1 and Scenario No. 2 as of January 1, 2017 (in thousands):

	Historical	Pro Forma Scenario No. 1	Pro Forma Adjustment		Pro Forma Scenario No. 2
Contractual obligations:
Principal balance	$107,900	$—	$72,393	(1)	$72,393
Mandatory trigger event exit fees	55,258	55,258	—		55,258
Mandatory consulting fee	6,000	6,000	—		6,000
Total	169,158	61,258	72,393		133,651
Less debt discount	(81,094)	—	(77,225	)(2)	(77,225)
Net carrying value	$88,064	$61,258	$(4,832)		$56,426
(1)	Consists of (i) the assumed principal prepayment of $35.0 million in Scenario No. 2 as compared to the historical balance as of January 1, 2017, and (ii) an increase in PIK interest earned during 2016 under Scenario No. 2.
(2)	Represents the reclassification to funded debt for debt discounts and issuance costs that were accounted for as costs associated with an unfunded line of credit under Scenario No. 1.

Based on the revised principal balances and net carrying value set forth in the table above, the historical and pro forma adjustments to interest expense and debt financing fees under Scenario No. 2 for the three months ended March 31, 2017, are as follows (in thousands):

		Pro Forma
	Historical	Scenario No. 1	Adjustments		Scenario No. 2
Interest expense:
Credit Facility:
Interest at 12.0%	$3,216	$—	$2,162	(1)	$2,162
PIK interest at 3.0%	808	—	541	(1)	541
Accretion expense for funded debt	5,870	—	5,614	(2)	5,614
Interest on other borrowings	42	42	—		42
Total interest expense	$9,936	$42	$8,317		$8,359
Debt financing fees:
Fees payable monthly in cash:
Unused line fees	$219	$2,813	$(1,813)		$1,000
Collateral monitoring fees	674	—	448	(1)	448
Amortization of debt issuance costs
related to unfunded debt	275	6,068	(5,312	)(3)	756
Amortization of prepaid agent fees	114	114	—		114
Total debt financing fees	$1,282	$8,995	$(6,677)		$2,318
(1)	Pro forma adjustment is directly attributable to the increased principal balance between Scenario No. 1 and Scenario No. 2.
(2)	Pro forma adjustment is directly attributable to the increased net carrying value shown above. Additionally, the effective interest rate for accretion of the debt discount and issuance costs was 26.7% for the historical period and 39.3% under Scenario No. 2 for the three months ended March 31, 2017.

Year Ended December 31, 2016. As discussed in Note 2(K), upon giving effect to the consummation of the business combination on January 1, 2016 under Scenario No. 2, RMNI would have net available cash of $23.9 million from the merger consisting of the following (in thousands):

Available cash from GPIA	$50,000
Less transaction costs paid at closing:
Rimini Street costs	(13,600)
GPIA costs	(3,741)
Less liability for GPIA deferred underwriting fees	(6,037)
Less repayment of GPIA related party note payable	(2,683)
RMNI net available cash from merger	$23,939

In addition, unrestricted cash of Rimini Street of $11.2 million would also be utilized in order to have a minimum of $35.0 million available for debt repayment. Since the Credit Facility was not outstanding for the entire year, the debt repayment is assumed to eliminate borrowings under the Credit Facility as actual borrowings occurred until the entire $35.0 million is utilized. Accordingly, the pro forma adjustments for the year ended December 31, 2016 assume that RMNI would have utilized the $35.0 million of available cash to (i) repay $14.7 million of debt under a line of credit that was outstanding on January 1, 2016, (ii) avoid the need to borrow $30.0 million under the Credit Facility on June 24, 2016 (of which $14.7 million was used to repay debt under the line of credit; therefore, in order to avoid duplication, these funds are assumed to be available to repay debt under the Credit Facility), and (iii) avoid the need to borrow $5.0 million under the Credit Facility on October 28, 2016. The pro forma adjustments to interest expense and debt financing fees for the year ended December 31, 2016, are set forth below:

		Pro Forma
	Historical	Scenario No. 1	Adjustments		Scenario No. 2
Interest expense:
Credit Facility:
Interest at 12.0%	$3,597	$—	$1,570	(1)	$1,570
PIK interest at 3.0%	900	—	393	(1)	393
Accretion expense for funded debt	8,371	—	3,722	(2)	3,722
Interest on other borrowings	488	183	—		183
Total interest expense	$13,356	$183	$5,685		$5,868
Debt financing fees:
Fees payable monthly in cash:
Unused line fees	$4,095	$5,968	$(1,151	)(3)	$4,817
Collateral monitoring fees	538	—	327	(4)	327
Amortization of debt issuance costs related to unfunded debt	1,501	10,218	(3,447	)(5)	6,771
Amortization of prepaid agent fees	237	237	—		237
Total debt financing fees	$6,371	$16,423	$(4,271)		$12,152
(1)	Pro forma adjustment is directly attributable to increased Credit Facility borrowings compared to Scenario No. 1. The pro forma adjustment is comprised of the historical interest expense, less a reduction in interest expense related to un-borrowed funds of $35.0 million.
(2)	Pro forma adjustment is directly attributable to the reclassification of certain debt issuance costs to unfunded debt where they were amortized as discussed under footnote (5) below since no borrowings under the Credit Facility were assumed to be outstanding until October 28, 2016. Additionally, the effective interest rate for accretion of the debt discount and issuance costs was 25.6% for the historical period and 38.9% under Scenario No. 2 as of December 31, 2016.
(3)	Pro forma adjustment to decrease unused line fees compared to Scenario No. 1 is based on additional borrowings resulting from less available cash for debt repayment. Unused line fees are computed based on the contractual rates of 15.0% under the delayed draw A Term Loan and 5.0% under the delayed draw B Term Loan.
(4)	Pro forma adjustment is based on the higher principal balance under Scenario No. 2 based on the contractual rate charged for collateral monitoring fees in effect during 2016.
(5)	Based on the additional $35.0 million that was assumed to be un-borrowed in 2016, additional amounts were allocated to the unfunded debt, and accounted for as an unfunded line of credit whereby the costs are amortized ratably over the period from the date incurred through the maturity date of the Credit Facility in June 2020.

(HH)   Rimini Street Historical Statement of Operations. Represents the historical condensed consolidated statement of operations of Rimini Street for the year ended December 31, 2016.

(II)   GPIA Historical Statement of Operations. Represents the historical condensed consolidated statement of operations of GPIA for the year ended December 31, 2016.

(JJ)   Weighted Average Shares Outstanding for the Year Ended December 31, 2016. The following table summarizes the shares of capital stock of Rimini Street that will be converted into shares of the common stock of RMNI based on the Exchange Ratio in the business combination, along with the calculation of the weighted average number of shares upon conversion to RMNI shares for the year ended December 31, 2016 (in thousands):

	Preferred Stock			Common Stock
	Series A	Series B	Series C	Class A	Class B	Warrants	Total
Total Rimini Street shares convertible to RMNI shares (Note 2(G))	5,500	38,545	56,441	368	101,829	187	202,870
Rimini Street Weighted Average Shares Outstanding:
Common stock per historical financial statements	—	—	—	335	101,006	—	101,341
Preferred stock convertible to common stock	5,500	38,545	9,407	—	—		53,452
Warrants convertible to common stock	—	—	—	—	—	187	187
Total	5,500	38,545	9,407	335	101,006	187	154,980
Effect of Exchange Ratio to RMNI common stock	1,354	9,488	2,316	82	24,864	46	38,150

Presented below for the year ended December 31, 2016, is the calculation of the weighted average number of RMNI shares under (i) Scenario No. 1 where no additional GPIA public share redemptions are assumed as described in Note 2(H), and (ii) Scenario No. 2 where additional GPIA public share redemptions are assumed as described in Note 2(J), and the equity infusion from GPIA’s Sponsor is assumed as described in Note 2(K) (in thousands):

	Scenario No. 1	Scenario No. 2
GPIA weighted average shares outstanding, as converted:
Ordinary shares per historical financial statements	5,466	5,466
Ordinary shares not redeemed	14,343	155
GPIA Sponsor equity infusion	—	3,500
Total for GPIA	19,809	9,121
Rimini Street weighted average shares outstanding, as converted	38,150	38,150
RMNI pro forma combined	57,959	47,271

For the year ended December 31, 2016, outstanding common stock equivalents have been excluded from the weighted average number of shares outstanding since the impact on the calculation of earnings per share would be anti-dilutive. Accordingly, the weighted average number of shares outstanding is the same for the calculation of basic and diluted earnings per share.

COMPARISON OF CORPORATE GOVERNANCE AND SHAREHOLDER RIGHTS

GPIA is an exempted company incorporated under the Cayman Islands Companies Law (2016 Revision) (the “Cayman Islands Companies Law”). The Cayman Islands Companies Law and GPIA’s memorandum and articles of association govern the rights of its shareholders. The Cayman Islands Companies Law differs in some material respects from laws generally applicable to United States corporations and their stockholders. In addition, the memorandum and articles of association will differ in certain material respects from the certificate of incorporation and bylaws of Rimini Street. As a result, when you become a stockholder of RMNI, your rights will differ in some regards as compared to when you were a shareholder of GPIA.

Below is a summary chart outlining important similarities and differences in the corporate governance and stockholder/shareholder rights associated with each of GPIA and RMNI according to applicable law and/or the organizational documents of GPIA and RMNI. You also should review the certificate of incorporation and bylaws of RMNI attached hereto as Annexes C and D to this joint proxy statement/prospectus, as well as the Delaware corporate law and corporate laws of the Cayman Islands, including the Cayman Islands Companies Law, to understand how these laws apply to GPIA and RMNI.

	Delaware	Cayman Islands
Stockholder/Shareholder Approval of Business Combinations
Mergers generally require approval of a majority of all outstanding shares.

Mergers in which less than 20% of the acquirer’s stock is issued generally do not require acquirer stockholder approval.

Mergers in which one corporation owns 90% or more of a second corporation may be completed without the vote of the second corporation’s board of directors or stockholders.

Mergers require a special resolution, and any other authorization as may be specified in the relevant articles of association. Parties holding certain security interests in the constituent companies must also consent.

All mergers (other than parent/subsidiary mergers) require shareholder approval—there is no exception for smaller mergers.

Where a bidder has acquired 90% or more of the shares in a Cayman Islands company, it can compel the acquisition of the shares of the remaining shareholders and thereby become the sole shareholder.

A Cayman Islands company may also be acquired through a “scheme of arrangement” sanctioned by a Cayman Islands court and approved by 50%+1 in number and 75% in value of shareholders in attendance and voting at a shareholders’ meeting.

Stockholder/Shareholder Votes for Routine Matters
Generally, approval of routine corporate matters that are put to a stockholder vote require the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter.

Under the Cayman Islands Companies Law and GPIA’s memorandum and articles of association law, routine corporate matters may be approved by an ordinary resolution (being a resolution passed by a simple majority of the shareholders as being entitled to do so).

	Delaware	Cayman Islands
Appraisal Rights	Generally a stockholder of a publicly traded corporation does not have appraisal rights in connection with a merger, except in certain circumstances.	Minority shareholders that dissent from a merger are entitled to be paid the fair market value of their shares, which if necessary may ultimately be determined by the court.

Inspection of Books and Records	Any stockholder may inspect the corporation’s books and records for a proper purpose during the usual hours for business.	Shareholders generally do not have any rights to inspect or obtain copies of the register of shareholders or other corporate records of a company.

Stockholder/Shareholder Lawsuits	A stockholder may bring a derivative suit subject to procedural requirements (including adopting Delaware as the exclusive forum as per Organizational Documents Proposal G).
In the Cayman Islands, the decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. A shareholder may be entitled to bring a derivative action on behalf of the company, but only in certain limited circumstances.

Fiduciary Duties of Directors	Directors must exercise a duty of care and duty of loyalty and good faith to the company and its stockholders.
A director owes fiduciary duties to a company, including to exercise loyalty, honesty and good faith to the company as a whole.

In addition to fiduciary duties, directors owe a duty of care, diligence and skill.

Such duties are owed to the company but may be owed direct to creditors or shareholders in certain limited circumstances.

Indemnification of Directors and Officers
A corporation is generally permitted to indemnify its directors and officers acting in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation.
A Cayman Islands company generally may indemnify its directors or officers except with regard to fraud or willful default.

Limited Liability of Directors
Permits limiting or eliminating the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of duty of loyalty, intentional misconduct, unlawful repurchases or dividends, or improper personal benefit.
Liability of directors may be unlimited, except with regard to their own fraud or willful default.

OTHER INFORMATION RELATED TO GPIA

Introduction

GPIA was incorporated on January 28, 2015 in order to serve as a vehicle for the acquisition of a target business. GPIA’s efforts to identify a prospective target business were not limited to any particular industry or geographic region and it did not focus on any specific type of company or any specific geographic region in its search for a target business. Prior to executing the merger agreement with Rimini Street, GPIA’s efforts were limited to organizational activities, completion of its initial public offering, the evaluation of possible business combinations, the execution of a definitive merger agreement with World Kitchen, activities relating to seeking shareholder approval of such acquisition and the termination of such acquisition.

Formation

On March 2, 2015, GPIA issued 4,312,500 ordinary shares to GPIA, LLC, a company whose sole member is the Sponsor (which are referred to as the founder shares), for an aggregate purchase price of $25,000. The 4,312,500 founder shares included an aggregate of up to 562,500 shares subject to forfeiture by the initial shareholders (or their permitted transferees) on a pro rata basis depending on the extent to which the underwriter’s over-allotment was exercised. As a result of the underwriter’s election to exercise its full over-allotment option to purchase 2,250,000 units on May 26, 2015, 562,500 founder shares were no longer subject to forfeiture. The founder shares are identical to the public shares included in the units sold in our initial public offering described below, except that (1) the founder shares are subject to certain transfer restrictions, as described in more detail below, and (2) the initial shareholders have agreed in the insider letter agreement (i) to waive their redemption rights with respect to the founder shares and public shares purchased during or after our initial public offering in connection with the completion of a business combination and (ii) to waive their rights to liquidating distributions from the trust account with respect to the founder shares if GPIA fails to complete a business combination by November 27, 2017, which is the date on which our shareholders agreed in an extraordinary general meeting held on May 23, 2017 to extend such deadline.

Initial Public Offering

On May 26, 2015, GPIA consummated its initial public offering of 17,250,000 units, with each unit consisting of one ordinary share and one-half of a warrant to acquire one ordinary share at a price of $11.50. The units were sold at an offering price of $10.00 per unit, generating gross proceeds of $172,500,000. The ordinary shares and warrants comprising the units commenced separate trading on July 10, 2015.

Simultaneously with the closing of our initial public offering, GPIA consummated the sale of 6,062,500 private placement warrants at a price of $1.00 per warrant in a private placement to the Sponsor, generating gross proceeds of $6,062,500.

The founder shares are identical to the ordinary shares included in the units that were sold in our initial public offering, except that:

•	the founder shares are subject to certain transfer restrictions, as described in more detail in this joint proxy statement/prospectus; and
•	our initial shareholders have agreed in the insider letter agreement (i) to waive their redemption rights with respect to their founder shares and public shares in connection with the completion of our initial business combination and (ii) to waive their rights to liquidating distributions from the trust account with respect to their founder shares if we fail to complete our initial business combination by November 27, 2017, although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if we fail to complete our business combination within the prescribed time frame. If we submit our initial business combination to our public shareholders for a vote, our initial shareholders have entered into letter agreements with us to vote their founder shares and any public shares purchased during or after our initial public offering in favor of our initial business combination.

Offering Proceeds Held in Trust

A total of $172,500,000, comprised of approximately $166,437,500 of the proceeds from our initial public offering, including $6,037,500 of underwriters’ deferred discount, and $6,062,500 of the proceeds of the sale of the private placement warrants were placed in a trust account maintained by Continental Stock Transfer & Trust

Company, acting as trustee. As of March 31, 2017, there was cash and marketable securities held in the trust account of $173,227,105 and, as of May 25, 2017 (after giving effect to the redemptions of public shares redeemed in connection with the Extension), there was cash and marketable securities held in the trust account of $157,791,185. The funds in the trust account will not be released until the earlier of the completion of our initial business combination or the redemption of our public shares if we are unable to complete a business combination by November 27, 2017, although we may withdraw the interest earned on the funds held in the trust account to pay franchise and income taxes.

Fair Market Value of Target Business

The target business or businesses that GPIA acquires must collectively have a fair market value equal to at least 80% of the balance of the funds in the trust account at the time of the execution of a definitive agreement for its initial business combination, although GPIA may acquire a target business whose fair market value significantly exceeds 80% of the trust account balance. GPIA’s board of directors determined that this test was met in connection with the proposed business combination with Rimini Street.

Shareholder Approval of Business Combination

Under our memorandum and articles of association, in connection with any proposed business combination, GPIA must seek shareholder approval of an initial business combination at a meeting called for such purpose at which public shareholders may seek to redeem their public shares, subject to the limitations described in the prospectus for GPIA’s initial public offering. Accordingly, in connection with the business combination with Rimini Street, the public shareholders may seek to redeem all or a portion of the RMNI public shares that such public shareholder will hold upon the domestication in accordance with the procedures set forth in this joint proxy statement/prospectus.

Voting Restrictions in Connection with Shareholder Meeting

In connection with our initial public offering, our initial shareholders (consisting of the Sponsor and our independent directors at the time of our initial public offering) entered into letter agreements to vote their founder shares, as well as any public shares purchased during or after our initial public offering, in favor of the business combination proposal. In addition, on May 16, 2017, in connection with the transactions contemplated by the merger agreement, GPIAC, LLC entered into a transaction support and voting agreement with GPIA and Rimini Street, pursuant to which, among other things, GPIAC, LLC agreed to vote its GPIA ordinary shares in favor of the transactions at the extraordinary general meeting. As of the date of this joint proxy statement/prospectus, the aggregate number of shares covered by the transaction support and voting agreement entered into by GPIAC, LLC represents 21.3% of the outstanding GPIA ordinary shares. In addition, our independent directors have indicated that they intend to vote their shares in favor of all other proposals being presented at the extraordinary general meeting. As of the date of this joint proxy statement/prospectus, our independent directors own 0.3% of the outstanding GPIA ordinary shares.

At any time prior to the extraordinary general meeting, during a period when they are not then aware of any material nonpublic information regarding GPIA or its securities, the GPIA initial shareholders, Rimini Street and/or its affiliates may purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the business combination proposal, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of GPIA’s ordinary shares or vote their shares in favor of the business combination proposal. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements that (i) holders of a majority of the shares who, being present and entitled to vote at the extraordinary general meeting and who do vote, vote in favor of the business combination proposal, the stock issuance proposal and the adjournment proposal, (ii) holders of at least two-thirds of the shares who, being present and entitled to vote at the extraordinary general meeting and who do vote, vote in favor of the domestication proposal and the organizational documents proposals, and (iii) the minimum available cash condition $50,000,000 and the condition that the minimum trust account balance is $5,000,001 are satisfied. Any such share purchases and other transactions may thereby increase the likelihood of obtaining shareholder approval of the business combination. This may result in the completion of our first merger that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this joint proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by the GPIA initial shareholders for nominal value.

Liquidation if No Business Combination

Our memorandum and articles of association provide that we will have only until November 27, 2017 to complete our initial business combination. If we are unable to complete our business combination within such 24-month period, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the public shares, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the trust account including interest earned on the funds held in the trust account and not previously released to us to pay our franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under the Cayman Islands Companies Law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless if we fail to complete our business combination by November 27, 2017.

Our initial shareholders have entered into letter agreements with us, pursuant to which they have waived their rights to liquidating distributions from the trust account with respect to their founder shares if we fail to complete our initial business combination by November 27, 2017. However, if our initial shareholders acquire public shares in or after our initial public offering, they will be entitled to liquidating distributions from the trust account with respect to such public shares if we fail to complete our initial business combination by November 27, 2017. Such events might delay distribution of some or all of our assets to our public shareholders.

The Sponsor as well as our executive officers, directors and director nominees have agreed, pursuant to a written agreement with us, that they will not propose any amendment to our memorandum and articles of association that would affect the substance or timing of our obligation to redeem 100% of our public shares if we do not complete our initial business combination by November 27, 2017, unless we provide our public shareholders with the opportunity to redeem their ordinary shares upon approval of such amendment at a per share price, payable in cash, equal to the aggregate amount then on deposit in the trust account including interest earned on the funds held in the trust account and not previously released to us to pay our franchise and income taxes, divided by the number of then outstanding public shares. This redemption right shall apply in the event of the approval of any such amendment, whether proposed by the Sponsor, any executive officer, director or director nominee of GPIA, or any other person. However, we may not redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001 (so that we are not subject to the SEC’s “penny stock” rules).

We may request the trustee to release to us an additional amount of up to $100,000 of accrued interest in the trust account to pay the costs and expenses associated with implementing our plan of dissolution, as well as payments to any creditors.

If we were to expend all of the net proceeds of our initial public offering, other than the proceeds deposited in the trust account, and without taking into account interest, if any, earned on the trust account, the per share redemption amount received by shareholders upon our dissolution would be approximately $10.00. The proceeds deposited in the trust account could, however, become subject to the claims of our creditors, which would have higher priority than the claims of our public shareholders. We cannot assure you that the actual per share redemption amount received by shareholders will not be substantially less than $10.00. While we intend to pay such amounts, if any, we cannot assure you that we will have funds sufficient to pay or provide for all creditors’ claims.

Although we will seek to have all vendors, service providers (other than our independent auditors), prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the trust account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative. Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. Upon redemption of our public shares, if we are unable to complete our business combination within the prescribed time frame, or upon the exercise of a redemption right in connection with our business combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the 10 years following redemption. In order to protect the amounts held in the trust account, the Sponsor has agreed that it will be liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amount of funds in the trust account. This liability will not apply with respect to any claims by a third party that executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the trust account or to any claims under our indemnity of the underwriters of our initial public offering against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, then the Sponsor will not be responsible to the extent of any liability for such third party claims.

We have not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and we have not asked the Sponsor to reserve for such indemnification obligations. Therefore, we cannot assure you that the Sponsor would be able to satisfy those obligations. None of our officers will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

In the event that the proceeds in the trust account are reduced and the Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against the Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment may choose not to do so if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. We have not asked the Sponsor to reserve for such indemnification obligations and we cannot assure you that the Sponsor would be able to satisfy those obligations. Accordingly, we cannot assure you that due to claims of creditors the actual value of the per share redemption price will not be less than $10.00 per public share.

We will seek to reduce the possibility that the Sponsor will have to indemnify the trust account due to claims of creditors by endeavoring to have all vendors, service providers (other than our independent auditors), prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the trust account. The Sponsor will also not be liable as to any claims under our indemnity of the underwriters of our initial public offering against certain liabilities, including liabilities under the Securities Act. In the event that we liquidate and it is subsequently determined that the reserve for claims and liabilities is insufficient, shareholders who received funds from the trust account could be liable for claims made by creditors.

If we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the trust account, we cannot assure you we will be able to return $10.00 per share to our public shareholders. Additionally, if we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance”. As a result, a bankruptcy court could seek to recover all amounts received by our shareholders. Furthermore, our board of directors may be viewed as having breached its fiduciary duty to our creditors and/or may have acted in bad faith, and thereby exposing itself and our company to claims of punitive damages, by paying public shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

Our public shareholders will be entitled to receive funds from the trust account only in the event of the redemption of our public shares if we do not complete our business combination by November 27, 2017 or if they redeem their respective shares for cash upon the completion of the initial business combination. In no other circumstances will a shareholder have any right or interest of any kind to or in the trust account. In the event we seek shareholder approval in connection with our initial business combination, a shareholder’s voting in connection with the business combination alone will not result in a shareholder’s redeeming its shares to us for an applicable pro rata share of the trust account. Such shareholder must have also exercised its redemption rights described above.

Properties

GPIA’s executive offices are located at 150 E. 52nd Street, Suite 5003 New York, New York 10022, and GPIA’s telephone number is (212) 430-4340. Our executive offices are provided to us by an affiliate of the Sponsor. We have agreed to pay an affiliate of the Sponsor a total of $10,000 per month for office space, utilities, secretarial support and administrative services. We believe, based on rents and fees for similar services, that this amount is at least as favorable as we could have obtained from an unaffiliated person. We consider our current office space adequate for our current operations.

Upon consummation of the business combination, the principal executive offices of RMNI will be located at 3993 Howard Hughes Parkway, Suite 500, Las Vegas, NV 89169, which are the current executive offices of Rimini Street.

Employees

GPIA has two executive officers. These individuals are not obligated to devote any specific number of hours to GPIA’s matters and intend to devote only as much time as they deem necessary to its affairs. GPIA does not intend to have any full time employees prior to the consummation of a business combination.

Directors and Executive Officers

GPIA’s current directors and executive officers are as follows:

Name	Age	Position
Antonio Bonchristiano	50	Chief Executive Officer; Chief Financial Officer (Principal Financial and Accounting Officer); Director
Fersen Lamas Lambranho	55	Chairman, Director
Christopher Brotchie	71	Director
Fernando d’Ornellas Silva	59	Director
Alexandre Hohagen	49	Director

Antonio Bonchristiano

Mr. Bonchristiano has been our Chief Executive Officer, Chief Financial Officer and a member of our board of directors since March 2015. Mr. Bonchristiano is also a member of the board and Chief Executive Officer of GP Investments. He joined GP Investments in 1993 and has been a Managing Director since 1995. Prior to joining GP Investments, Mr. Bonchristiano was a Partner at Johnston Associates Inc., a finance consultancy based in London, and worked for Salomon Brothers Inc. in London and New York. Currently, he serves as a member of the board of directors of AMBEV, GP Advisors, and SPICE. Mr. Bonchristiano is also on the board of several non-profit organizations, including: Fundacao Bienal and Fundacao Estudar in Sao Paulo, Brazil and John Carter Brown Library in Providence, RI, USA. Previously, he served as a member of the boards of directors of several companies including BHG, Estacio, BR Properties, ALL, CEMAR, Gafisa, Submarino, Equatorial, BR Malls, Tempo and Magnesita Refratarios. He was also previously the Chief Financial Officer of SuperMar Supermercados and Founder and Chief Executive Officer of Submarino. Mr. Bonchristiano holds a bachelor’s degree in Politics, Philosophy, and Economics from the University of Oxford. Mr. Bonchristiano is well qualified to serve as a director due to his extensive experience in private equity, numerous directorship roles and financial expertise.

Fersen Lamas Lambranho

Mr. Lambranho has been the Chairman of our board of directors since March 2015. He is also a member of the board and Chairman of GP Investments. He joined the firm in 1998 and became a Managing Director in 1999. Prior to joining GP, Mr. Lambranho was CEO of Lojas Americanas, where he worked for 12 years and was a board member from 1998 to 2003. Currently, he is Chairman of the Board of Magnesita. He has served as chairman of the boards of LBR, Oi, Contax, Gafisa and ABC Supermercados. Mr. Lambranho serves on the boards of Centauro, BRZ Investimentos and GP Advisors. He previously served on the board of several companies, including BRMalls, San Antonio, Estácio, Tele Norte Leste Participações, São Carlos Empreendimentos e Participações, Farmasa, BR Properties and Americanas.com. He is a board member of several non-profit entities, such as Fundação Bienal de São Paulo and COPPEAD-UFRJ. Mr. Lambranho holds a bachelor’s degree in civil engineering from the Universidade Federal do Rio de Janeiro and a Msc degree in business administration from COPPEAD-UFRJ. He also completed the Owner President Management Program at the Harvard Business School. Mr. Lambranho’s education, investment experience and experience serving on boards make him an ideal candidate to be the Chairman of our board of directors.

Christopher Brotchie

Mr. Brotchie has been a member of our board of directors since May 2015. He serves as a director on the boards of Baring Private Equity International Ltd, Baring Private Equity Group Ltd, SWICORP Ltd (Riyadh), Firmdale Hotel Holdings Ltd (London) and Bolero International Ltd (London). He is a member of the Investment Committees of Baring Vostok Capital Partners (Moscow), ICentis Capital (Warsaw) and Intaj II (MENA) private equity funds. He is a member of the Advisory Councils of Baring Private Equity Partners Asia (Hong Kong), GP Investments, Ltd., ICentis Capital (Warsaw), Triton Capital Partners (Frankfurt & Stockholm) and the Pacific Pensions Institute (San Francisco). Mr. Brotchie’s private equity career started in 1986 when he joined Baring Private Equity Partners in Germany. As a Senior Partner, he was responsible for starting Baring Private Equity’s businesses first in Germany (1986 to 1995) and Asia (1995 to 2000) based in Singapore. After 18 years with the firm, he retired in March 2004 as Chief Executive Officer of the Baring Private Equity Partners Group and Member of the Management Council of the ING Group. He holds a Bachelor of Technology degree, with honors, from Brunel University and is a Chartered Engineer. He is a winner of the Society of British Aerospace Companies John de Havilland Award and Fellow of the Royal Society of Arts. Mr. Brotchie is well qualified to serve as a director due to his expansive career in private equity, business contacts and financial acumen.

Fernando d’Ornellas Silva

Mr. d’Ornellas Silva has been a member of our board of directors since May 2015. He currently serves as a Director on the Boards of Meliá Hotels International SA and Dinamia Capital Privado SCR SA, and on the Supervisory Board of Willis Iberia. Mr. d’Ornellas Silva is an advisor for Spain and Latam of Mitsubishi Corporation and a senior advisor of Spain and Latam for Lazard. Mr. d’Ornellas Silva was previously employed as Chairman by Berge Automoción, he was also the Managing Director of Bergé Group until 2012. He has also held the positions of Deputy Financial Manager of Johnson & Johnson Spain, Financial Director of Toyota Spain and Managing Director of Chrysler Spain. Mr. d’Ornellas Silva was also Vice Chairman for Skberge Latinoamérica and of Mitsubishi Motors Chile, and Chairman of Mitsubishi Motors Peru, KIA Argentina, Peru and Portugal, Chrysler Colombia and Chry Portugal. He has also served on the boards of Endesa S.A. and Endesa Chile. Mr. d’Ornellas Silva was a Vice Chairman of the Spanish Import Automobile Association, and a member of the Business Councils Spain-China, Spain-Japan. He is also a member of the International Advisory Board of the Hispanic Society of America. Mr. d’Ornellas graduated in Law and Economics from Madrid’s Universidad Pontificia Comillas (ICADE E-3) and holds an MBA from IESE (International Section). Mr. d’Ornellas Silva is well qualified to serve as a director due to his leadership experience, financial expertise and his extensive business acumen.

Alexandre Hohagen

Mr. Hohagen has been a member of our board of directors since December 2015. Mr. Hohagen is an investor and board advisor with more than 20 years of experience in technology and media in Latin America and United States Hispanics. Until June 2015, Mr. Hohagen was the Vice President for Facebook in Latin America & United States Hispanics, a position he held since February 2011. Before Facebook, Mr. Hohagen was responsible for initiating Google’s operations in Latin America. Between 2005 and 2011, Mr. Hohagen led Google’s operations in more than 20 countries in Latin America. Mr. Hohagen also previously held the position of Head of Global Sales in the U.S. and vice president of advertising and e-commerce for UOL (Universo Online). He was also previously General Manager for HBO in Brazil, where he led the commercial area of the premium channels (HBO, Warner). Mr. Hohagen previously worked for Dow Chemical Company, Boehringer Ingelheim and ABN Amro Bank. Mr. Hohagen serves on the board of directors of Estácio Participações S.A. Mr. Hohagen has a degree in journalism and advertising from FIAM, a master’s degree in Human Resources from University of Sao Paulo and has attended people management courses at IMD (Switzerland), FGV (Brazil) and IIHR (Netherlands). Mr. Hohagen is well qualified to serve as a director due to his leadership experience and business acumen.

Number and Terms of Office of Directors and Officers

We have five directors. Our board of directors is divided into three classes with only one class of directors being elected in each year and each class (except for those directors appointed prior to our first annual meeting of shareholders) serving a three-year term. The term of office of the first class of directors, consisting of Mr. d’Ornellas Silva, will expire at our first annual meeting of shareholders. The term of office of the second class of directors, consisting of Mr. Brotchie and Mr. Hohagen, will expire at the second annual meeting of shareholders. The term of office of the third class of directors, consisting of Mr. Bonchristiano and Mr. Lambranho, will expire at the third annual meeting of shareholders. We may not hold an annual meeting of shareholders until after we consummate our initial business combination.

Our officers are appointed by our board of directors and serve at the discretion of our board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint persons to the offices set forth in our memorandum and articles of association as it deems appropriate. Our memorandum and articles of association provide that our officers shall consist of a Chief Executive Officer and a Secretary, and may consist of a Chairman of the Board, Vice Chairman of the Board, one or more Presidents, a Chief Financial Officer, a Treasurer, Vice Presidents, one or more Assistant Vice Presidents, one or more Assistant Treasurers, one or more Assistant Secretaries and any such other officers as may be determined by our board of directors.

Director Independence

NASDAQ listing standards require that a majority of our board of directors be independent. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our board of directors has determined that Fersen Lamas Lambranho, Christopher Brotchie, Fernando d’Ornellas Silva and Alexandre Hohagen are “independent directors” as defined in the NASDAQ listing standards and applicable SEC rules. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending against us or any members of our management team in their capacity as such, and we and the members of our management team have not been subject to any such proceeding in the twelve months preceding the date of this joint proxy statement/prospectus.

Periodic Reporting and Audited Financial Statements

GPIA has registered its securities under the Exchange Act and has reporting obligations, including the requirement to file annual and quarterly reports with the Securities and Exchange Commission. In accordance with the requirements of the Exchange Act, GPIA’s annual reports contain financial statements audited and reported on by GPIA’s independent registered public accounting firm. GPIA has filed with the SEC its Annual Report on Form 10-K for the year ended December 31, 2016 and its Quarterly Report on Form 10-Q covering the three months ended March 31, 2017.

GPIA’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of GPIA’s financial condition and results of operations should be read in conjunction with GPIA’s consolidated financial statements and notes to those statements included in this joint proxy statement/prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Please see “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in this joint proxy statement/prospectus.

Overview

We are a blank check company incorporated on January 28, 2015 as a Cayman Islands exempted company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. We intend to effectuate our initial business combination using cash from the proceeds of our initial public offering, the sale of warrants in a private placement that occurred simultaneously with the consummation of our initial public offering, our shares, debt or a combination of these as the consideration to be paid in our initial business combination.

Significant Accounting Policies

The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following significant accounting policy:

Ordinary Shares Subject to Possible Redemption

We account for our ordinary shares subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity”. Ordinary shares subject to mandatory redemption (if any) are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. Our ordinary shares feature certain redemption rights that are considered to be outside of our control and subject to occurrence of uncertain future events. Accordingly, at March 31, 2017, the ordinary shares subject to possible redemption in the amount of $159,630,747 (or 15,896,071 shares) are presented as temporary equity, outside of the shareholders’ equity section of our balance sheet.

Results of Operations

Since the completion of our initial public offering, we have not generated any operating revenue and will not generate such revenue until after the completion of a business combination. All activity from inception to March 31, 2017 relates to our formation, our initial public offering and private placement, the identification and evaluation of prospective candidates for a business combination, the execution and subsequent termination of a proposed acquisition of World Kitchen, the negotiation of the proposed business combination with Rimini Street and the execution of the merger agreement and related agreements (including the equity commitment letter, the lock-up agreement, the transaction support and voting agreements and the warrant consent and conversion agreement), filings with the SEC in relation to the proposed business combination and other activities related to the proposed business combination. We generate non-operating income in the form of interest income on cash and securities held, which we expect to be insignificant in view of the low yields on short-term government securities. We expect to incur increased expenses as a result of being a public company (in respect of legal, financial reporting, accounting and auditing compliance expenses), as well as for due diligence expenses.

For the year ended December 31, 2016, we had a net loss of $2,861,165, mainly consisting of target identification expenses, transaction expenses relating to the terminated business combination with World Kitchen and other operating costs of $3,334,903 and an unrealized loss on marketable securities held in the trust account of $11,618, offset by interest earned on securities in the trust account of $485,356.

For the period from January 28, 2015 (inception) through December 31, 2015, we had a net loss of $130,726. The results of operations mainly consist of operating costs, offset by interest earned on securities in the trust account.

For the three months ended March 31, 2017, we had a net loss of $4,271, mainly consisting of operating costs and transaction expenses relating to the terminated business combination with World Kitchen of $179,386 and an unrealized loss on marketable securities held in the trust account of $25,060, offset by interest earned on marketable securities held in the trust account of $200,175.

For the three months ended March 31, 2016, we had a net loss of $802,394, mainly consisting of target identification expenses, transaction expenses relating to the terminated business combination with World Kitchen and other operating costs of $1,066,912, offset by interest earned on marketable securities held in the trust account of $161,227, and an unrealized gain on marketable securities of $103,291.

The results of operations in each period mainly consist of operating costs, offset by interest earned on securities in the trust account.

Liquidity and Capital Resources

On May 26, 2015, we consummated our initial public offering of 17,250,000 units, which includes the exercise by the underwriters of their entire over-allotment option in the amount of 2,250,000 units, at $10.00 per unit, generating gross proceeds of $172,500,000 before underwriting discounts and expenses. Simultaneously with the consummation of our initial public offering, we consummated the sale of an aggregate of 6,062,500 private placement warrants, at a price of $1.00 per warrant in a private placement to the Sponsor, generating gross proceeds of $6,062,500. Each private placement warrant is exercisable to purchase one ordinary share at $11.50 per share and, following the domestication, will entitle the holder thereof to purchase one RMNI common share at the same price.

We received net proceeds from our initial public offering and sale of the private placement warrants of $173,639,410, net of $4,312,500 cash paid for underwriting fees and $610,590 cash paid for offering costs. In addition, up to $6,037,500 of underwriting fees were deferred until the closing of a business combination. Upon the closing of our initial public offering and the private placement warrants, $172,500,000 was placed into the trust account, while the remaining funds were placed in an account outside of the trust account for working capital purposes.

As of March 31, 2017, we had cash and marketable securities held in the trust account of $173,227,105 (including approximately $727,000 of interest income which is available to pay our income tax obligations) consisting of cash and U.S. treasury bills with a maturity of 180 days or less. Interest income on the balance in the trust account may be available to us to pay taxes and up to $100,000 of our dissolution expenses. Through March 31, 2017, we did not withdraw any funds from the interest earned on the trust account. Other than deferred underwriting fees payable in the event of a business combination, no amounts are payable to the underwriters of our initial public offering. As of May 25, 2017 (after giving effect to the redemptions of public shares redeemed in connection with the Extension), there was cash and marketable securities held in the trust account of $157,791,185.

As of March 31, 2017, we had cash of $1,551 held outside the trust account, which is available for use by us to cover the costs associated with identifying a target business and negotiating a business combination and other general corporate uses. In addition, as of March 31, 2017, we had accounts payable and accrued expenses of $133,932, primarily representing amounts owed to certain service providers and advisors who have advised us on matters related to the terminated business combination with World Kitchen. We have entered into fee arrangements with certain service providers and advisors pursuant to which certain fees incurred by us in connection with the terminated business combination with World Kitchen will be deferred and become payable only if we consummate an initial business combination. If an initial business combination does not occur, we will not be required to pay these contingent fees. As of March 31, 2017, the amount of these contingent fees was approximately $3,993,000. To the extent a potential initial business combination is consummated, we anticipate incurring a significant amount of additional costs. There can be no assurances that we will complete any initial business combination.

For the three months ended March 31, 2017, cash used in operating activities amounted to $147,212, mainly resulting from a net loss of $4,271, interest earned on the trust account of $200,175, and an unrealized loss on marketable securities held in the trust account of $25,060. Changes in operating assets and liabilities provided $32,174 of cash for operating activities.

For the three months ended March 31, 2016, cash used in operating activities amounted to $95,529, mainly resulting from a net loss of $802,394, interest earned on the trust account of $161,227 and an unrealized gain on marketable securities held in the trust account of $103,291. Changes in operating assets and liabilities provided $971,383 of cash for operating activities.

We intend to use substantially all of the funds held in the trust account (less amounts used to pay taxes, but including deferred underwriting commissions) to complete our business combination. To the extent that our capital stock or debt is used, in whole or in part, as consideration to complete our business combination, the remaining proceeds held in the trust account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

For the year ended December 31, 2016, cash used in operating activities amounted to $3,501,579, mainly resulting from a net loss of $2,861,165 and interest earned on the trust account of $485,356, offset by an unrealized loss on marketable securities held in the trust account of $11,618. Changes in working capital provided $166,676 of cash for operating activities.

For the period from January 28, 2015 (inception) through December 31, 2015, cash used in operating activities amounted to $196,961, mainly resulting from a net loss of $130,726, interest earned on the trust account of $61,682, and an unrealized gain on marketable securities of $16,570. Changes in working capital provided $12,017 of cash for operating activities.

We intend to use the funds held outside the trust account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, structure, negotiate and complete a business combination and pay taxes to the extend the interest earned on the trust account is insufficient to pay our taxes.

Based upon (i) amounts held outside the trust account, (ii) interest earned on the trust account available to be released to GPIA for the payment of income tax obligations and (iii) loans that the Sponsor has committed to provide to GPIA, in each case as described in this joint proxy statement/prospectus, we believe we have sufficient cash to operate our business through the earlier of a consummation of a business combination or by November 27, 2017, the date that GPIA will be required to cease all operations except for the purpose of winding up, if a business combination is not consummated. However, if our estimates of the costs of identifying a target business, undertaking in-depth due diligence and negotiating an initial business combination is less than the actual amounts necessary to do so, we may have insufficient funds available to operate our business prior to our business combination. Moreover, we may need to obtain additional financing either to complete our business combination or because we become obligated to redeem a significant number of our public shares upon completion of our business combination, in which case we may issue additional securities or incur debt in connection with such business combination. Subject to compliance with applicable securities laws, we would only complete such financing simultaneously with the completion our business combination. If we are unable to complete our initial business combination because we do not have sufficient funds available to use, we will be forced to cease operations and liquidate the trust account. In addition, following our initial business combination, if cash on hand is insufficient, we may need to obtain additional financing in order to meet our obligations.

Off-balance sheet financing arrangements

We have no obligations, assets or liabilities that would be considered off-balance sheet arrangements. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements.

We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities or entered into any non-financial agreements involving assets.

Contractual obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than an administrative agreement to pay an affiliate of the Sponsor a total of $10,000 per month for office space, utilities, secretarial support and administrative services, commencing on the date our securities are first listed on The NASDAQ Capital Market. Upon the earlier of the completion of the initial business combination or our liquidation, we will cease paying these monthly fees.

Independent Auditors’ Fees

The firm of Marcum LLP acts as GPIA’s independent registered public accounting firm. The following is a summary of fees paid or to be paid to Marcum LLP for services rendered. Marcum LLP has not waived its right to make claims against the funds in the trust account for fees of any nature owed to it.

Audit Fees

During the year ended December 31, 2016 and the period from January 28, 2015 (inception) through December 31, 2015, audit fees for Marcum LLP were $50,310 and $93,078, respectively. Audit fees consist of fees billed for professional services rendered for the audit of our year-end financial statements and services that are normally provided by Marcum LLP in connection with regulatory filings.

Audit-Related Fees

During the year ended December 31, 2016 and for the period from January 28, 2015 (inception) through December 31, 2015, audit-related fees were $94,056 and $0, respectively.

Tax Fees

During the year ended December 31, 2016 and the period from January 28, 2015 (inception) through December 31, 2015, Marcum LLP did not render any fees for tax services to us.

All Other Fees

During the year ended December 31, 2016 and the period from January 28, 2015 (inception) through December 31, 2015, there were no fees billed for services provided by Marcum LLP other than those set forth above.

Audit Committee Pre-Approval Policies and Procedures

Our audit committee, on at least an annual basis, reviews audit and non-audit services performed by Marcum LLP as well as the fees charged by Marcum LLP for such services. Our policy is that all audit and non-audit services must be pre-approved by the audit committee. All of such services and fees were pre-approved during the year ended December 31, 2016.

Code of Ethics

Upon consummation of our initial public offering, we adopted a Code of Ethics that is applicable to our directors, officers and employees. We filed a copy of our Code of Ethics and our audit and compensation committee charters as exhibits to the registration statement on Form S-1 (Reg. No. 333-203500), which became effective on May 19, 2015. You are able to review these documents by accessing our public filings at the SEC’s website at www.sec.gov. In addition, a copy of the Code of Ethics will be provided without charge upon request from us. Requests for copies of GPIA’s Code of Ethics should be sent in writing to GP Investments Acquisition Corp., 150 E. 52nd Street, Suite 5003, New York, NY 10022. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K.

INFORMATION ABOUT RIMINI STREET

The following description applies to the current business of Rimini Street, as well as the business of RMNI following the consummation of the business combination. In this section, references to “we”, “us”, “our”, the “Company”, and “Rimini Street” are intended to refer to Rimini Street, Inc. and its subsidiaries, unless the context clearly indicates otherwise.

Business Overview

Rimini Street is a global provider of enterprise software support products and services, and the leading independent software support provider for Oracle and SAP products, based on the number of clients supported. We founded our company to disrupt and redefine the enterprise software support market by developing and delivering innovative new products and services that fill a then-unmet need in the market. We achieved our leadership position in independent enterprise software support by recruiting and hiring experienced, skilled and proven staff; delivering outcomes-based, value-driven and award-winning enterprise software support products and services; seeking to provide an exceptional client-service, satisfaction and success experience; and continuously innovating our unique products and services by leveraging our proprietary knowledge, tools, technology and processes.

Enterprise software support products and services is one of the largest categories of overall global information technology (“IT”) spending. As core enterprise resource planning (“ERP”), customer relationship management (“CRM”), product lifecycle management (“PLM”) and technology software platforms have become increasingly important in the operation of mission-critical business processes over the last 30 years, the costs associated with failure, downtime, security exposure and maintaining the tax, legal and regulatory compliance of these core software systems have also increased. As a result, licensees often view software support as a mandatory risk management expense, resulting in recurring and highly profitable revenue streams for enterprise software vendors. For example, for its fiscal year 2016, SAP reported that support revenue represented approximately 48% of its total revenue, and Oracle reported a margin of 94% for software license updates and product support.

We believe that software vendor support is an increasingly costly model that has not evolved to offer licensees the responsiveness, quality, breadth of capabilities or value needed to meet the needs of licensees. Organizations are under increasing pressure to reduce their IT costs while also delivering improved business performance through the adoption and integration of emerging technologies, such as mobile, virtualization, Internet of Things (“IoT”) and cloud computing. Today, however, the majority of IT budget is spent operating and maintaining existing infrastructure and systems. Organizations are increasingly seeking ways to redirect budgets from maintenance to new technology investments that provide greater strategic value, and our software products and services help clients achieve these objectives by reducing the total cost of support.

We have experienced 45 consecutive quarters of revenue growth through March 31, 2017. In addition, our subscription-based revenue model provides a foundation for, and visibility into, future period results. We generated revenue of $85.3 million, $118.2 million and $160.2 million for the years ended December 31, 2014, 2015 and 2016, respectively, representing a year-over-year increase of 39% and 36% in 2015 and 2016, respectively, and $34.7 million and $49.1 million for the three months ended March 31, 2016 and 2017, respectively, representing a period-over-period increase of 42%. We have a history of losses, and as of March 31, 2017, we had an accumulated deficit of $265.6 million. We had net losses of $127.8 million, $45.3 million and $12.9 million for the years ended December 31, 2014, 2015 and 2016, respectively, and net losses of $8.0 million and $14.5 million for the three months ended March 31, 2016 and 2017, respectively.

As of March 31, 2017, we employed approximately 900 professionals and supported nearly 1,300 clients globally, including 74 Fortune 500 companies and 21 Fortune Global 100 companies across a broad range of industries. We define a client as a distinct entity, such as a company, an educational or government institution, or a business unit of a company that purchases our services to support a specific product. For example, we count as two separate client instances in circumstances where we provide support for two different products to the same entity.

We market and sell our services globally, primarily through our direct sales force, and have wholly-owned subsidiaries in Australia, Brazil, Germany, Hong Kong, India, Israel, Japan, Korea, Sweden, Taiwan, the United Kingdom and the United States. Our primary competitors are the enterprise software vendors whose products we service and support, including IBM, Microsoft, Oracle and SAP.

Our Industry

Most enterprise software vendors license the rights for customers to use their software. In a traditional licensing model, the customer typically procures a perpetual software license and pays for the license in a single upfront fee (“perpetual license”), and base software support services can be optionally procured from the software vendor for an annual fee that averages 22% of the total cost of the software license. In a subscription-based licensing model, such as software as a service, or SaaS, the customer generally pays as it goes for usage of the software on a monthly or annual basis (“subscription license”). Under a subscription license, the product license and a base level of software support are generally bundled together as a single purchase, and the base level of software support is not procured separately nor is it an optional purchase.

The base level of software support provided by enterprise software vendors for both perpetual licenses and subscription licenses has traditionally been delivered through call centers and generally includes the right to receive and use product support services, software bug fixes, and functional, technical, tax, legal and regulatory updates. In both licensing models, software support also generally includes the right to receive and use new releases of the licensed products, if and when made available. Base software support provided by enterprise software vendors for both models generally excludes other important, commonly needed enterprise services, such as support for interoperability, security, software performance, how-to questions, add-ons and customizations. Some enterprise software vendors do not include major new releases in the base support services, and instead, they charge additional license fees for such releases.

Enterprise software vendors historically have been the primary providers of software support services for their products, enabling such vendors to control which products and releases are supported and for how long, the scope of support services offered, service levels, terms and pricing. The lack of credible competitors of any scale left software licensees with little choice but to agree to the software vendors’ terms of service, or risk potential tax, legal and regulatory non-compliance or failures of critical systems that require knowledge and skill sets beyond a licensee’s own abilities to resolve. Some software vendor support customers may be required to perform expensive and disruptive upgrades to newer product releases – even if they find no business value in doing so – just to remain eligible to receive full support.

Today, many organizations are combining different software under perpetual licenses and subscription licenses into an integrated business platform that is deployed across their own systems and cloud providers, commonly referred to as hybrid IT environments. For these organizations, the cost of operating and supporting their hybrid IT environments consumes too many financial and labor resources and prevents the strategic investment that is needed to compete effectively, grow revenue and improve margins.

For all these reasons and others, we believe the software products and services historically offered by software vendors, such as IBM, Microsoft, Oracle and SAP, do not meet the full and evolving needs of their customers and are too expensive. The product, service and cost gaps have created a significant market opportunity for our competitive software support products and services to meet the underserved needs of enterprise software licensees at a value-driven price point.

Our Solution

Our subscription-based software support products and services offer enterprise software licensees a choice of solutions that replace or supplement the support products and services offered by enterprise software vendors for their products. Features, service levels, service breadth, technology and pricing differentiate our software products and services from our competitors. Clients utilize our software products and services to achieve substantial cost savings; receive more responsive and comprehensive support; obtain support for their customized software that is not generally covered under the enterprise software vendor’s service offerings; enhance their software functionality, capabilities, and data usage; and protect their systems and extend the life of their existing software releases and products. Our products and services seek to enable our clients to keep their mission-critical systems operating smoothly and to remain in tax, legal and regulatory compliance; improve productivity; and better allocate limited budgets, labor and other resources to investments that provide competitive advantage and support growth.

The following table summarizes and compares our base software support features to the typical features of enterprise software vendors:

Base Software Support Feature	Rimini Street	Typical Enterprise Software Vendor
Significant Annual Cost Savings Compared to the Software Vendor	•
Guaranteed 15 Minutes Response 24x7 For High Priority Issues	•
Named Primary Support Engineer for Each Client	•
Issue Resolution and Software Bug Fixes	•	•
Support for Application Customizations	•
Operational, Installation, Configuration and Upgrade Support	•	•
Migration Support	•
Performance, Interoperability and Integration Support	•
Security Support	•
Localization Support	•
New Features, Functions and Technical Releases		•
Tax, Legal and Regulatory Updates	•	•

Our current software support products and service offerings cover a broad range of enterprise software vendors, product families and product lines. In the future, we intend to expand our support to new vendors and products in order to meet the growing and diverse needs of our clients. The table below sets out the vendors and products we currently support:

Supported Vendor and Product Family	Supported Product Lines
IBM DB2 Database	All
Microsoft SQL Server Database	All
Oracle Siebel	All
Oracle PeopleSoft	HCM, FIN, CRM, EPM, SRM, SCM, Public Sector, and Campus Solutions
Oracle J.D. Edwards	HCM, Financials, Distribution and Manufacturing
Oracle E-Business Suite	All
Oracle Retail	Retek Merchandising Operations Management (MOM), Merchandise Planning & Optimization, Supply Chain Planning and Execution
Oracle Database	All
Oracle Fusion Middleware	All
Oracle Hyperion	Hyperion Planning, Essbase, Financial Management, Financial Close Management, Strategic Finance and Financial Management Analytics
SAP Business Suite	R/3, ECC
SAP S/4HANA	All
SAP HANA Database	All
SAP Sybase Database	SAP ASE, SAP Advantage Server, SAP IQ, SAP SQL Anywhere
SAP Business Objects	BusinessObjects Enterprise, Advanced Analysis, Interactive Analysis (Web Intelligence), Explorer, Dashboard Design (Xcelsius) and Crystal Reports
Oracle Agile	All
Oracle ATG Web Commerce	Campaign Optimizer, Outreach, MDEX Engine 6.5, Oracle Commerce Guided Search(Endeca Search) and Experience Manager

When we provide base software support for a perpetual license, we generally offer our clients service for a fee that is equal to approximately 50% of the annual fees charged by the software vendor for their base support. When providing supplemental software support for a perpetual license, where the client procures our support service in addition to retaining the software vendor’s base support, we generally offer our clients service for a fee that is equal to 25% of the annual fees charged by the software vendor for their base support. For supplemental software support on a subscription license, we generally offer our clients services for a fee that is equal to 50% of the annual fees charged by the software vendor for their supplemental or premium support. We also offer a special support service, Rimini Street Extra Secure Support, available to clients that require a more rigorous level of security background checks for engineers accessing the client’s system than our standard employment security background check process. Rimini Street Extra Secure Support is an additional fee added to our base or supplemental support fee, and priced at approximately 1% of the software vendor’s annual fees for base maintenance for perpetual licenses and priced at approximately 2% of the subscription fees for subscription licenses. Subscriptions for additional software products and services are available, designed to meet specific client needs and provide exceptional value for the fees charged.

Over the past 11 years, we have invested significant resources developing our proprietary knowledge, software tools and processes to meet the growing needs of our clients. For example, from our inception through March 31, 2017, we have delivered over 130,000 tax, legal and regulatory updates to our global client base. We believe that we offer the most comprehensive scope of tax, legal and regulatory research from a single vendor, including collecting and analyzing information from more than 3,400 government sites, close to 3,500 information sources and over 26,000 localities for 93 countries. We utilize a certified triple-scope verification process that involves multiple third-parties such as premier subject matter experts including industry associations as well as accounting, consulting and law firms. Our capabilities are enabled by our proprietary data capture, management and analysis tool and ISO 9001:2008 certified processes that we believe provide us with a significant competitive advantage.

Sales and Marketing

We sell our solutions through our global direct sales organization. We organize our sales force by geographic region with sales teams currently covering North America, Latin America, Europe, Africa, the Middle East, Asia, and Asia-Pacific. We organize our sales and marketing professionals into territory-specific teams in order to align sales and marketing towards common sales goals. A typical sales cycle with a prospective client begins with the generation of a sales lead through trade shows, industry events, online marketing, outbound calling or other means of referral. The sales cycle continues with an assessment of the prospective client’s support contract renewal date, sales presentations and, in many cases, client reference calls. Our sales cycle can vary substantially from client to client, but typically requires six to twelve months. Enterprise software customers typically need to renew their contracts on an annual basis so there is already budget for our services, and that budget is usually larger than our fees since most of our prospective clients are enterprise software vendor customers paying higher annual fees for their current support services.

We attempt to commence discussions with prospective clients far enough in advance of that prospective client’s current support service end date to provide enough time to complete the sale and to perform certain transition tasks. In certain situations, we will engage with a prospective client over multiple renewal cycles. In addition to new client sales, we have a dedicated sales team focused on renewals of existing clients.

We generate customer leads, accelerate sales opportunities and build brand awareness through our marketing programs. Our marketing programs target chief information officers, other IT executives, senior business leaders and procurement specialists, focusing on the unique benefits of our offerings. Additionally, our marketing programs serve to create further market awareness of the benefits of independent enterprise software support. As a result of our efforts in educating organizations on the alternatives to vendor support, we believe we are recognized as a thought leader in this market.

Our marketing programs include the following:

•	use of our website to provide application and company information, as well as learning opportunities for potential customers;
•	business development representatives who respond to incoming leads to convert them into new sales opportunities;
•	participation in, and sponsorship of, field marketing events including user conferences, trade shows and industry events;

•	online marketing activities including email campaigns, online advertising and webinars;
•	public relations; and
•	thought leadership through marketing to industry analysts, webinars, speaking engagements and sponsored research.

Competitive Strengths

We believe that we have a number of competitive advantages that will enable us to strengthen our position as the leading independent provider of enterprise software support. Our key competitive strengths include:

Unique enterprise software support model, products and services

Our enterprise software support model, products and services differentiate us from traditional enterprise software vendors. We built our company from the ground up to disrupt the 30-year old traditional enterprise software vendor support model. We are focused on delivering unique, highly responsive and award-winning enterprise software support solutions. We believe our innovative support products and services, offered at a value-driven price point, provide a significant return on investment for our clients that cannot be achieved by use of traditional enterprise software vendor offerings. Our highly qualified engineers have an average of over 15 years of relevant industry experience, which provides us with a competitive advantage and is a key element of our proven track record of providing exceptional client service.

Scalable business model

We have developed proprietary knowledge, software tools and processes in the design, development and delivery of our enterprise software support services. We have also designed an innovative support model that organizes our support engineers into modular, scalable teams. We believe our client support model enables us to quickly and cost effectively scale to meet growing global demand in our existing product lines. We have become proficient at applying our support methodologies and approach to new product lines, enabling us to rapidly and efficiently support additional enterprise software products in the future. Additionally, we have received ISO certifications for our support services, which we believe helps ensure our clients consistently receive high quality, responsive service as our client base continues to grow.

Large global client base

As of March 31, 2017, we supported nearly 1,300 clients globally, including 74 Fortune 500 companies and 21 Fortune Global 100 companies. We also believe that our proven ability to deliver value to an extensive list of clients across a broad range of industries validates our business model and provides us with important references to prospective clients.

Comprehensive support services

We offer clients a comprehensive suite of independent support offerings in terms of features and capabilities; global breadth; vendor products and releases supported; and tax, legal and regulatory updates. We believe our continued investment in our software support products and services will expand our scope of services to the benefit of our clients.

Clear leadership position

We are the global leader of independent enterprise software support services for Oracle and SAP products, based on number of clients. We believe we have substantial thought leadership in our market through our extensive marketing efforts and promotion of the independent enterprise software support model, including participation in key industry conferences, publishing white papers and hosting webinars. Leading industry analyst firms have cited Rimini Street as a market leader. We believe that our position as a market leader enables us to bring new services to market more quickly, attract and retain high quality personnel, and acquire new clients.

Highly experienced management team

Our senior management team has over 150 years of combined experience in the enterprise software and services industry with companies such as Accenture, Agile, EDS, JD Edwards, Oracle, PeopleSoft, Saba, and SAP, and with a significant amount of time and experience focused on building, managing and delivering support products and services. We believe our senior management team’s significant relevant industry experience positions us to continue to extend our market leadership.

Client-centric culture

We believe that our culture is a key element of our success and one of our core values. We recruit employees who share a passion for delivering exceptional service to our clients and continuously measure, recognize and reward employees for achieving exemplary client satisfaction. We further believe that our culture has enabled us to attract and retain high quality, experienced and skilled professionals. Over the years, we have earned exceptional customer satisfaction ratings and have won numerous Stevie Awards for customer service.

Our Growth Strategy

We possess deep expertise in enterprise software products, services and support and intend to leverage our leadership position to further penetrate our current markets and expand our support product and service capabilities into new markets. The key elements of our growth strategy include:

Add new clients

We believe that the market for independent enterprise software support products and services is large, growing and underserved. We expect significant growth opportunities in our market as organizations increasingly look to achieve more value from their technology budgets. We are continuing to make significant investments in sales and marketing and will continue our strong focus on acquiring new clients.

Continue global expansion

In 2016, we generated approximately 31% of our revenue outside of the United States. We believe that there is a large opportunity to grow our global business by increasing our direct sales force and by selective utilization of strategic marketing and sales partnerships around the world. In the first quarter of 2017, we increased our revenue generated outside of the United States to approximately 34%.

Expand the portfolio of supported vendors and products

Over the past 11 years, we have developed enterprise support services for four software vendors and 17 software product families. We believe there is a significant market opportunity to offer support for additional product lines, and we intend to extend our support service offerings to additional enterprise software products.

Capitalize on the shift to hybrid IT

Customers are increasingly creating IT environments that are a mixture of perpetual license and subscription license software solutions deployed across the client’s system and cloud computing providers (hybrid IT environments), and traditional enterprise software vendors cannot effectively support these environments because of complex integrations, customizations and other unique challenges. A hybrid IT strategy enables customers to reliably and cost-effectively run their business on an existing, stable core ERP application, while at the same time enabling them to more quickly adopt new innovative applications and services, including cloud, mobile and analytics. Multi-application, multi-environment solutions create a unique growth opportunity for independent support providers like Rimini Street.

Further penetrate our existing client base

We intend to increase adoption of our services among our existing clients by selling additional support contracts for other software products within their organizations. Approximately 48% of our clients have selected us to provide support for more than one product line, and we believe there is additional opportunity for growth. Our client-centric focus in combination with the critical nature of our services, enables us to maintain close working relationships with primary decision makers, which we believe helps us identify and capitalize on additional growth opportunities, including products, business divisions and geographies, within our existing client base.

Launch new enterprise software support solutions

We intend to develop and bring to market new software products and services that help our clients with various business and support functions. For example, we recently announced Rimini Street Advanced Database Security, a new subscription product that, enhanced with technology from McAfee, a global leader in cybersecurity, protects databases from known vulnerabilities by monitoring and analyzing database communications traffic and allowing faster blocking of attempted attacks using advanced virtual patching technology. We are also bringing innovative mobile and analytic applications, in concert with key technology partners, to extend the value of a client’s IT investment and leverage a client’s existing, stable core ERP software.

Client Service Delivery

Client Support Delivery

Our Client Support Delivery operation is staffed globally, and provides product support services to our clients 24 hours a day, seven days a week. A key element of our support delivery model is the assignment of one or more named Primary Support Engineers (“PSEs”), who serve as the primary product support contact for our clients. PSEs provide technical advice, functional expertise and general support to ensure the resolution of all support issues. Our PSEs are focused exclusively on supporting our clients and have on average over 15 years of experience and significant real-world understanding of client implementations and deployments. For the twelve months ended March 31, 2017, we delivered an average support call response time of less than five minutes for a PSE to engage with a client to address high priority issues, which is significantly shorter than the 15-minute guaranteed response time that is standard in our client support agreements.

Each PSE works as part of our global network of engineers, and provides deep expertise for a vendor, product family and product line. Support engineers across the company are able to leverage their collective knowledge and experience to meet the complex support needs of our clients.

Product Delivery

The Product Delivery team manages the scoping, development, testing and delivery of all client deliverables and internally developed applications, tools and technologies. The primary client deliverables are grouped into the following categories:

Global tax, legal and regulatory updates

We provide our clients with the proactive updates they need to maintain compliance with changing tax, payroll, accounting, fixed-asset and related rates, regulations and standards. In addition, we also create and update documentation that supports our tax, legal and regulatory updates.

New client synchronization

When a client switches to our support, they may not be up to date with the latest tax, legal and regulatory updates made available by the enterprise software vendor. As part of the client onboarding process, our Product Delivery team assesses the compliance level of each client deployment and creates initial updates as needed for clients to ensure full adherence to current tax, legal and regulatory standards in their jurisdictions of operation and to streamline the process for future updates.

We believe the quality and scope of our Product Delivery processes and deliverables surpass those of traditional enterprise software vendors. For example, we maintain updates for tax, legal, and regulatory changes for over 93 countries on a continuous basis by employing a rigorous software development lifecycle that is ISO 9001:2008 certified to ensure that required and identified tax, legal, and regulatory changes are delivered in an accurate and timely manner that is typically earlier than traditional enterprise software vendors. Our Product Delivery organization is scalable and has the capability to deploy its solutions for additional countries based on the needs of our clients. As of March 31, 2017, we have delivered over 130,000 tax, legal and regulatory updates to clients with quality and accuracy.

Product Delivery professionals serve in a variety of roles which include business, functional and technical analysts as well as software development, testing, quality assurance and delivery professionals. Scoping professionals and business analysts utilize proprietary methodologies to search for updates across all supported jurisdictions and provide support for all product groups. Technical and software development professionals are product-focused and have relevant domain expertise. Testing and delivery professionals are responsible for implementation of any changes and support all product groups. Engineers support all aspects of analysis, development and testing for the Product Delivery team. This flexible model has enabled us to identify best practices and solutions for the multiple product lines we service. Additionally, we utilize internally developed proprietary tools, technologies and processes to efficiently research and deliver quality and timely tax, legal and regulatory updates.

Client Engagement

Account managers in our Client Engagement organization serve as a single point of contact for all non-product support related client issues. The Client Engagement organization works closely with our Support, Product Delivery and Sales organizations to provide an exceptional client experience with superior client satisfaction and success, with the ultimate goal of retention, renewal and expansion of our client contracts. The Client Engagement team oversees the following client management processes:

Onboarding

When a client switches to our support products and services, an account manager oversees the onboarding process, which is a set of interwoven processes that new clients undertake to facilitate a successful migration to our support model. During this time, we help clients smoothly transition their support while we gain an in-depth understanding of a client’s business needs, IT infrastructure, IT strategies and objectives.

Account Management

Following the onboarding period, account managers coordinate our resources and capabilities to provide personalized support to each client. When issues arise, account managers escalate them within our organization as appropriate to help ensure client satisfaction. Account managers are also tasked with establishing and maintaining executive relationships and promoting usage of our extensive services within each client’s organization.

Account Retention

Account managers play an integral role in client retention by helping to ensure our clients are realizing the full value of our service offering, and working with our Renewal Sales team on the renewal and extension of client contracts.

Clients

As of March 31, 2017, we supported nearly 1,300 clients globally, including 74 Fortune 500 companies and 21 Fortune Global 100 companies across a broad range of industries. We define a client as a distinct entity, such as a company, an educational or government institution, or a business unit of a company that purchases our services to support a specific product. For example, we count as two separate client instances in circumstances where we provide support for two different products to the same entity.

Employees

We have built our culture centered on our dedication to provide our clients with an exceptional service experience. Our employees focus on providing exceptional service to our clients, and we strive to foster an environment that enables and encourages them in this pursuit. Our culture is a key aspect of our success and enables us to recruit and retain high quality talent. Furthermore, our remote delivery model provides an attractive employment option for our highly experienced PSEs compared to consulting roles that can require significant travel.

As of March 31, 2017, we employed approximately 900 professionals globally. We also engage temporary employees and consultants as needed. We have not experienced any work stoppages, and we consider our relations with our employees to be very good.

Technology Infrastructure and Operations

We have IT infrastructure and staff globally. Our operations support our client offerings, compliance requirements and future global expansion. To connect to systems owned, leased or otherwise controlled by our clients, we utilize site-to-site tunnels and virtual private networks with secure firewall administration underpinned with a high level of global network reliability, security and performance.

We maintain a formal and comprehensive security program designed to ensure the security and integrity of client data, protect against security threats or data breaches, and prevent unauthorized access to the data of our customers. We have achieved worldwide ISO 27001:2013 information security certification for our security processes. We strictly regulate and limit all access to our offices, have deployed advanced security software and hardware, and utilize advanced security measures.

Compliance and Certifications

ISO certifications are part of our commitment to developing and executing best-in-class processes to ensure our clients consistently receive exceptional service. We have achieved and maintain ISO 9001 and ISO 27001 certifications.

In 2010, we achieved ISO 9001 Quality Management System certification for “Third-party provider of enterprise software support services specifically on-boarding of client and client environments”. In 2011, we expanded our certification for “Provision of third-party enterprise software support services specifically on-boarding of client, building of client environments, worldwide tax and regulatory research and delivery of tax and regulatory updates”. In 2012, we expanded our certification for “Global provision of third-party enterprise software maintenance services, including client onboarding; client account management; product support for vendor delivered and client customized code; fix development and delivery; and research, development and delivery of worldwide tax, legal and regulatory updates”. The certification process verifies that detailed processes for relevant business areas are reviewed, continuously monitored and improved to ensure services and deliverables are consistently delivered with excellence. As of March 31, 2017, we are ISO 9001:2008 certified, and the certification is valid for three years with surveillance audits taking place annually.

In 2013, we achieved worldwide ISO 27001 information security certification for our support services. ISO 27001 is a security standard covering “The information security management system that supports the global provisioning of third-party software maintenance services”. Independent assessments of our conformity to the ISO 27001 standard includes evaluating security risks, designing and implementing comprehensive security controls and adopting an information security management process to meet security needs on an ongoing basis. As of March 31, 2017, we are ISO 27001:2013 certified, and the certification is valid for three years with surveillance audits taking place annually.

Competition

We compete in the market for enterprise software support products and services. This market has been dominated by the enterprise software vendors themselves as the primary support providers for their own products. The competitive service market with new independent competitors is still relatively undeveloped and maturing. As a result, our primary competition today comes from the enterprise software vendors who license the products we service, such as IBM, Microsoft, Oracle and SAP. We expect that continued growth in our market could lead to significantly increased competition resulting from new entrants. In the meantime, our success will depend to a substantial extent on the willingness of companies to engage an independent service vendor such as us to provide software maintenance and support services for their enterprise software.

The principal competitive factors in our market include the following:

•	track record of technical capability to provide the required software support;
•	ability to identify, develop and deliver required tax, legal and regulatory updates;
•	infrastructure model to deliver support globally within guaranteed service levels;
•	track record of providing a high level of client satisfaction;
•	ease of support model onboarding, deployment and usage;
•	breadth and depth of support functionality, including the ability to support customized software;
•	cost of products and services;
•	brand awareness and reputation;
•	capability for delivering services in a secure, scalable and reliable manner;
•	ability to innovate and respond to client needs rapidly; and
•	size of referenceable client base.

We believe we compete favorably with our competitors on the basis of these factors. Our support model allows us to gain an in-depth understanding of a given client’s unique software environment, enabling rapid and accurate responses to the client’s support requests. We provide our clients with comprehensive software support capabilities, including full support for add-ons and custom code as part of our services, something that enterprise software vendors typically do not provide with their standard support offering. We also offer our clients a substantial discount to the fees they would otherwise pay their enterprise software vendor for their support services and enable them to avoid or defer undesired, costly upgrades. By eliminating unnecessary upgrades, additional resources to support customizations and providing savings on support fees, based on our estimates, our clients can save up to approximately 1.5 times their traditional vendor base support fees per year when using our base support services over a 10-year period. We have also invested significant resources developing our unique service methodologies and a data capture and management process to deliver comprehensive tax, legal and regulatory updates tailored for each client.

However, some of our actual and potential competitors have advantages over us, such as longer operating histories, significantly greater financial, technical, marketing or other resources, greater name recognition and deeper customer relationships. Additionally, many software licensees are reluctant to engage a smaller independent company such as us to provide software maintenance and support services for their enterprise application software, choosing instead to continue relying on support services provided by their enterprise software vendor.

We expect competition and competitive pressure, both from new and existing competitors, to increase in the future.

Intellectual Property

We rely on federal, state, common law and international rights, as well as contractual restrictions, to protect our intellectual property. We control access to our proprietary technology by entering into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with third parties, such as service providers, vendors, individuals and entities that may be exploring a business relationship with us.

In addition to these contractual arrangements, we also rely on a combination of trade secrets, copyrights, trademarks, service marks and domain names to protect our intellectual property.

We currently have three pending patent applications in the United States.

We own a federal trademark registration for the Rimini Street trademark in the United States, which registration will expire in March 2020 unless renewed through customary processes. We also own trademark registrations for Rimini Street in Canada, the European Union, China, Japan, India, Australia and certain other countries. Such registered trademarks will expire unless renewed at various times in the future. We have also applied for registration of Rimini Street as a trademark in certain other countries.

Despite our efforts to protect our proprietary processes and software tools and our intellectual property rights, unauthorized parties may attempt to copy or obtain and use our processes and software tools to develop competitive services.

Policing unauthorized use of our processes and software tools and intellectual property rights is difficult. As of March 31, 2017, we are not aware of any breaches of our intellectual property rights.

We expect that software, services and products in our industry may be subject to third-party infringement claims as the number of competitors grows and the functionality of software, services and products in different industry segments overlaps. Any of these third parties might make a claim of infringement against us at any time.

Facilities

Our principal executive offices are located in Las Vegas, Nevada. We also have offices located in Pleasanton, California; San Diego, California; New York, New York; Wilmington, Delaware; Greensboro, North Carolina; London, United Kingdom; Sydney, Australia; Melbourne, Australia; São Paulo, Brazil; Frankfurt, Germany; Paris, France; Stockholm, Sweden; Taipei, Taiwan; Tel Aviv, Israel; Tokyo, Japan; Osaka, Japan; Seoul, South Korea; Beijing, China; Hyderabad, India; Bengaluru, India; and Singapore.

We lease all of our facilities, and we do not own any real property. We are building and expanding in multiple locations globally. To the extent, we may require additional office space in the future, we believe that it would be readily available on commercially reasonable terms.

Legal Proceedings

In January 2010, certain subsidiaries of Oracle Corporation (together with its subsidiaries individually and collectively, “Oracle”) filed a lawsuit, Oracle USA, Inc. et al. v. Rimini Street, Inc. et al. (United States District Court for the District of Nevada) (“District Court”), against us and our Chief Executive Officer, Seth Ravin, alleging that certain of our processes violated Oracle’s license agreements with its customers and that we committed acts of copyright infringement and violated other federal and state laws (“Rimini I”). The litigation involved our business processes and the manner in which we provided our services to our clients. To provide software support and maintenance services, we request access to a separate environment for developing and testing the updates to the software programs. Prior to July 2014, PeopleSoft, J.D. Edwards and Siebel clients switching from Oracle to our enterprise software support systems were given a choice of two models for hosting the development and testing environment for their software: the environment could be hosted on the client’s servers or on our servers. In addition to other allegations, Oracle challenged the Rimini Street-hosted model for certain Oracle license agreements with its customers that contained site-based restrictions. Oracle alleged that its license agreements with its customers restrict licensees’ rights to provide third parties, such as Rimini Street, with copies of Oracle software and restrict where a licensee physically may install the software. Oracle alleged that, in the course of providing services, we violated such license agreements and illegally downloaded software and support materials without authorization. Oracle further alleged that we impaired its computer systems in the course of downloading materials for our clients. In April 2010 Oracle filed its first amended complaint, and in June 2011 Oracle filed its second amended complaint. Specifically, Oracle’s second amended complaint asserted the following causes of action: copyright infringement; violations of the Federal Computer Fraud and Abuse Act; violations of the Computer Data Access and Fraud Act; violations of Nevada Revised Statute 205.4765; breach of contract; inducing breach of contract; intentional interference with prospective economic advantage; unfair competition; trespass to chattels; unjust enrichment/restitution; unfair practices; and a demand for an accounting. Oracle’s second amended complaint sought the entry of a preliminary and permanent injunction prohibiting us from copying, distributing, using, or creating derivative works based on Oracle Software and Support Materials except as allowed by express license from Oracle; from using any software tool to access Oracle Software and Support Materials; and from engaging in other actions alleged to infringe Oracle’s copyrights or were related to its other causes of action. The parties conducted extensive fact and expert discovery from 2010 through mid-2012.

In March and September 2012, Oracle filed two motions seeking partial summary judgment as to, among other things, its claim of infringement of certain copyrighted works owned by Oracle. In February 2014, the District Court issued a ruling on Oracle’s March 2012 motion for partial summary judgment (i) granting summary judgment on Oracle’s claim of copyright infringement as it related to two of our PeopleSoft clients and (ii) denying summary judgment on Oracle’s claim with respect to one of our J.D. Edwards clients and one of our Siebel clients. The parties stipulated that the licenses among clients were substantially similar. In August 2014, the District Court issued a ruling on Oracle’s September 2012 motion for partial summary judgment (i) granting summary judgment on Oracle’s claim of copyright infringement as it relates to Oracle Database and (ii) dismissing our first counterclaim for defamation, business disparagement and trade libel and our third counterclaim for unfair competition. We believe we are in compliance with the District Court’s decisions not later than July 2014 when we revised our business practices to eliminate the processes determined to be infringing.

A jury trial in Rimini I commenced in September 2015. On October 13, 2015, the jury returned a verdict against us that (i) we were liable for innocent copyright infringement, (ii) we and Mr. Ravin were each liable for violating certain state computer access statutes, and (iii) neither we nor Mr. Ravin were liable for inducing breach of contract or intentional interference with prospective economic advantage. The jury determined that the copyright infringement did not cause Oracle to suffer lost profits, that the copyright infringement was not willful, and did not award punitive damages. Following post-trial motions, Oracle was awarded a final judgment of $124.4 million, consisting of copyright infringement damages based on the fair market value license damages theory, damages for violation of certain state computer access statutes, prejudgment interest and attorneys’ fees and costs. In addition, the District Court entered a permanent injunction prohibiting us from using certain processes – including processes adjudicated as infringing at trial – that we ceased using no later than July 2014. We paid the full judgment amount of $124.4 million to Oracle on October 31, 2016 and have appealed the case to the United States Court of Appeals for the Ninth Circuit (“Court of Appeals”) to appeal each of the above items in the final judgment as well as the injunction. With regard to the injunction entered by the District Court, we have argued on appeal that the injunction is vague and contains overly broad language that could be read to cover some of our current business practices that were not adjudicated to be infringing at trial and should not have been issued under applicable law. On December 6, 2016, the Court of Appeals granted our emergency motion for a stay of the permanent injunction pending resolution of the underlying appeal and agreed to consider the appeal on an expedited basis. Oral argument before the Court of Appeals is scheduled for July 13, 2017. We expect a decision from the Court of Appeals on our appeal by early 2018, although a decision could be announced sooner or later.

In October 2014, we filed a separate lawsuit, Rimini Street Inc. v. Oracle Int’l Corp. (United States District Court for the District of Nevada) (“Rimini II”), against Oracle seeking a declaratory judgment that our revised development processes, in use since at least July 2014, do not infringe certain Oracle copyrights. In February 2015, Oracle filed a counterclaim alleging copyright infringement, which included (i) the same allegations asserted in Rimini I but limited to new or existing clients for whom we provided support from the conclusion of Rimini I discovery in December 2011 until the revised support processes were fully implemented by July 2014, and (ii) new allegations that our revised support processes also infringe Oracle copyrights. Oracle’s counterclaim also included allegations of violation of the Lanham Act, intentional interference with prospective economic advantage, breach of contract and inducing breach of contract, unfair competition, and unjust enrichment/restitution. It also sought an accounting. On February 28, 2016, Oracle filed amended counterclaims adding allegations of violation of the Digital Millennium Copyright Act. On December 19, 2016, we filed an amended complaint against Oracle asking for a declaratory judgment of non-infringement of copyright and alleging intentional interference with contract, intentional interference with prospective economic advantage, violation of the Nevada Deceptive Trade Practices Act, violation of the Lanham Act, and violation of California Business & Professions Code §17200 et seq. On January 17, 2017, Oracle filed a motion to dismiss our amended claims and filed its third amended counterclaims, adding three new claims for a declaratory judgment of no intentional interference with contractual relations, no intentional interference with prospective economic advantage, and no violation of California Business & Professions Code §17200 et seq. On February 14, 2017, we filed our answer and motion to dismiss Oracle’s third amended counterclaim, which has been fully briefed and is pending consideration by the District Court. On March 7, 2017, Oracle filed a motion to strike our copyright misuse affirmative defense which is briefed and pending consideration by the District Court. By stipulation of the parties, the District Court granted our motion to file our third amended complaint to add claims arising from Oracle’s purported revocation of our access to its support websites on behalf of our clients, which was filed and served on May 2, 2017. By agreement of the parties, Oracle filed its motion to dismiss our third amended complaint on May 30, 2017, and our opposition is due on June 27, 2017, and any reply by Oracle is due on July 11, 2017.

Discovery with respect to the above action is expected to continue through at least July 2018. There is currently no trial date scheduled and we do not expect a trial to occur in this matter earlier than 2020, but the trial could occur earlier or later than that. Given that discovery is ongoing, we do not have sufficient information regarding possible damages exposure for the counterclaims asserted by Oracle or possible recovery by us in connection with our claims against Oracle. Both parties are seeking injunctive relief in addition to monetary damages in this matter.

In addition, from time to time, we may be a party to litigation and subject to claims incident to the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, we currently believe that the final outcome of these ordinary course matters will not have a material adverse effect on our business. Regardless of the outcome, litigation can have an adverse impact on us because of judgment, defense and settlement costs, diversion of management resources and other factors.

Executive Officers of Rimini Street

As of the date of this joint proxy statement/prospectus, Rimini Street’s executive officers are as follows:

Name	Age	Position
Executive Officers
Seth A. Ravin	51	Chief Executive Officer
Sebastian Grady	53	President
Nancy Lyskawa	54	Senior Vice President, Global Client Onboarding
Kevin Maddock	52	Senior Vice President, Global Sales
David Rowe	51	Senior Vice President and Chief Marketing Officer
Thomas Sabol	58	Senior Vice President and Chief Financial Officer
Thomas C. Shay	51	Senior Vice President, Chief Information Officer, Secretary
Brian Slepko	54	Senior Vice President, Global Service Delivery
Daniel B. Winslow	59	Senior Vice President, General Counsel

Seth A. Ravin

Seth A. Ravin founded our company and has served as our Chief Executive Officer and Chairman of the Board since September 2005 and also served as our President from September 2005 to January 2011. Mr. Ravin has served as a member of our board of directors since September 2005. Prior to joining us, Mr. Ravin served in various executive roles at TomorrowNow, Inc. from May 2002 to April 2005, most recently as President and a board director. TomorrowNow, Inc. was a supplier of software maintenance and support services for Oracle’s PeopleSoft and J.D. Edwards applications, and was acquired in January 2005 as a wholly-owned subsidiary of SAP America, Inc. From April 2000 to March 2001, Mr. Ravin served as Vice President of Inside Sales for Saba Software, Inc., a provider of e-Learning and human resource management software. From April 1996 to April 2000, Mr. Ravin served in various management roles at PeopleSoft, Inc. (acquired by Oracle), most recently as a Vice President of the Customer Sales Division. Mr. Ravin holds a Bachelor of Science in Business Administration from the University of Southern California.

Sebastian Grady

Sebastian Grady has served as our President since January 2011. Prior to joining us, Mr. Grady served as President and Chief Operating Officer at Altus Corporation, a provider of video search and management software for sales enablement, from March 2005 to January 2011. From October 2000 to October 2001, he served as President and Chief Operating Officer of Saba Software, Inc. From March 1993 to October 2000, Mr. Grady served in various executive roles with PeopleSoft, Inc. (acquired by Oracle Corporation), most recently as Vice President and General Manager of the customer sales division from March 1997 to October 2000. From February 1987 to March 1993, Mr. Grady served in various roles with Accenture (formerly Andersen Consulting). Mr. Grady holds a Bachelor of Science degree in Computer Science from Rensselaer Polytechnic Institute.

Nancy Lyskawa

Nancy Lyskawa has served as our Senior Vice President, Global Client Onboarding since September 2009. Prior to joining us, Ms. Lyskawa was with Oracle Corporation, a computer technology company, from December 2004 to September 2009, where she served in various executive roles, most recently as Vice President, Support Services and Marketing, from August 2005 to September 2009. From March 1994 to December 2004, she served as head of Global Services Marketing for PeopleSoft, Inc. (acquired by Oracle Corporation). From May 1986 to March 1994, Ms. Lyskawa served in various roles with Electronic Data Systems Corporation (acquired by Hewlett-Packard Company). Ms. Lyskawa is a Certified Management Accountant (CMA). Ms. Lyskawa holds a Bachelor of Business Administration in Accounting and Finance from the University of North Dakota and a Masters Certificate in Marketing from the Cox School of Business at Southern Methodist University.

Kevin Maddock

Kevin Maddock has served as our Senior Vice President, Global Sales since December 2008. Prior to joining us, Mr. Maddock served as Executive Vice President of Worldwide Inside Sales and Operations for ServiceSource, a recurring revenue management company, from October 2004 to March 2008. From May 1998 to September 2004, Mr. Maddock served as Vice President of Worldwide Support Service Sales at PeopleSoft, Inc. (acquired by Oracle). From September 1995 to May 1998, Mr. Maddock served in multiple roles at KPMG Consulting. From August 1987 to April 1993, Mr. Maddock served in various roles at Accenture (formerly Andersen Consulting). Mr. Maddock holds a Bachelor of Business Administration in Finance with Honors from the University of Notre Dame and an M.B.A. from the Anderson School of Management at UCLA.

David Rowe

David Rowe has served as our Senior Vice President and Chief Marketing Officer since April 2012 and was our Senior Vice President of Global Marketing and Alliances from December 2008 to April 2012 and our Vice President Marketing and Alliances from September 2006 to December 2008. Prior to joining us, Mr. Rowe served as Vice President of Product Management and Marketing at Perfect Commerce, Inc., an eProcurement company, from November 2004 to June 2006. From May 1995 to June 1999, Mr. Rowe held various positions with PeopleSoft, Inc. (acquired by Oracle Corporation), most recently serving as Director, Product Strategy. From July 1988 to April 1995, Mr. Rowe served in various roles at Accenture (formerly Andersen Consulting). Mr. Rowe holds a Bachelor of Science degree in Engineering from Harvey Mudd College.

Thomas Sabol

Thomas Sabol has served as our Senior Vice President and Chief Financial Officer since November 2016. Prior to joining the company, Mr. Sabol provided management consulting services from May 2015 to November 2016. He served as Chief Financial Officer of Comverse, Inc. (now Mavenir Systems, Inc.), a global software service provider, from July 2012 to April 2015. From April 2009 to August 2011, Mr. Sabol served as Chief Financial Officer of Hypercom Corporation, a publicly-traded global leader in high security, end-to-end electronic payment products and services. From February 2006 to April 2009, he served as Chief Financial Officer of Suntron Corporation, a publicly-traded provider of electronic manufacturing services that was taken private by its majority shareholder in December 2007. Prior thereto, Mr. Sabol served as Chief Financial Officer of Wolverine Tube, Inc. and in senior executive positions at Plexus Corp., including as its Chief Operating Officer and Chief Financial Officer. Mr. Sabol was also the General Auditor at Kemper Corporation and practiced public accounting with Coopers & Lybrand. Mr. Sabol formerly served as a director of Suntron Corporation from July 2004 to April 2009. Mr. Sabol is a Certified Public Accountant and holds a B.S. in Accounting from Marquette University.

Thomas Shay

Thomas C. Shay co-founded our company and has served as our Senior Vice President and Chief Information Officer since August 2012, was our Executive Vice President, Operations from October 2006 to August 2012, and was our Chief Technology Officer from January 2006 to October 2006. Mr. Shay served as our Secretary since August 2006. From July 1989 to November 2004, Mr. Shay served in various roles at Sun Microsystems, Inc. (acquired by Oracle Corporation), most recently as Field Application Engineering Manager, Asia Pacific where he oversaw multiple engineering teams across Japan, China, Taiwan, Korea and Singapore. Mr. Shay has served as a member of our board of directors since August 2006. Mr. Shay holds a Bachelor of Science in Electrical Engineering from UCLA, and a Masters of Engineering in Electrical and Computer Engineering from Cornell University.

Brian Slepko

Brian Slepko has served as our Senior Vice President, Global Service Delivery, since 2008 and served as a member of our board of directors from October 2006 to July 2007. Prior to joining us, Mr. Slepko was with Oracle Corporation, which he joined as part of Oracle’s acquisition of Agile Software, Inc., an enterprise software solutions company. From July 2005 to June 2007, Mr. Slepko served as Vice President of Global Maintenance Revenue and Sales Operations at Agile Software. From March 2003 to February 2005, Mr. Slepko served as a Director of Sales Operations for Ocular Sciences, Inc. From August 1995 to May 2001, Mr. Slepko served in a variety of roles with PeopleSoft, Inc. (acquired by Oracle Corporation), most recently serving as Director, Sales Operations. From January 1990 to August 1995, Mr. Slepko held various roles with Accenture (formerly Andersen Consulting). Mr. Slepko holds a Bachelor of Business Administration in Management and Management Information Systems from the University of Oklahoma and an M.B.A. from Loyola University of Chicago.

Daniel B. Winslow

Daniel B. Winslow has served as our Senior Vice President, General Counsel since September 2013. Prior to joining us, Mr. Winslow was a member of the Massachusetts House of Representatives from January 2011 to September 2013. Mr. Winslow served as Of Counsel at the law firm of Duane Morris LLP from June 2013 to September 2013. He served as Senior Counsel at the law firm of Proskauer Rose LLP from May 2010 to March 2013 and as a partner at Duane Morris LLP from January 2005 to May 2010. From January 2002 to December 2004, he was Chief Legal Counsel to then-Massachusetts Governor Mitt Romney and was previously a presiding justice and appellate division justice in the Massachusetts Trial Court. Mr. Winslow holds a Bachelor of Arts degree in Political Science from Tufts University and a J.D. from Boston College Law School.

Rimini Street, Inc. Related Person Transactions

In addition to the director and executive officer compensation arrangements and indemnification arrangements discussed above in the section entitled “Executive Compensation in Relation to Rimini Street” the following is a description of transactions and series of similar transactions, during our last three fiscal years, to which Rimini Street was a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and
•	any of our directors, executive officers or beneficial holders of more than 5% of any class of our capital stock, or any immediate family member of such related person, had or will have a direct or indirect material interest.

Series C Convertible Preferred Stock Financing

On October 31, 2016, Rimini Street sold an aggregate of 56,441,036 shares of its Series C convertible preferred stock at a purchase price of approximately $0.1772 per share, for an aggregate purchase price of $10 million. The following table summarizes purchases of Rimini Street, Inc.’s Series C convertible preferred stock by related persons:

Name of Stockholder	Shares of Series C Preferred Stock	Total Purchase Price
Entities affiliated with Adams Street Partners(1)	56,441,036	$10,001,351
(1)	Entities affiliated with Adams Street Partners, whose shares are aggregated for purposes of reporting share ownership information, are Adams Street 2007 Direct Fund, L.P., Adams Street 2008 Direct Fund, L.P., Adams Street 2009 Direct Fund, L.P., Adams Street 2013 Direct Fund LP, Adams Street 2014 Direct Fund LP, Adams Street 2015 Direct Venture/Growth Fund LP, Adams Street 2016 Direct Venture/Growth Fund LP, and Adams Street Venture/Growth Fund VI LP. Entities affiliated with Adam Street Partners beneficially hold more than 5% of the capital stock of Rimini Street and Robin Murray, a member of Rimini Street’s board of directors, is a partner at Adams Street Partners.

Investors’ Rights Agreement

Rimini Street is party to an investors’ rights agreement that provides, among other things, that holders of Rimini Street’s preferred stock, including stockholders affiliated with some of its directors, have the right to demand that Rimini Street file a registration statement or request that their shares be covered by a registration statement that it is otherwise filing. For a more detailed description of these registration rights, see the section entitled “Description of RMNI Securities—Registration Rights”.

Debt Financing Agreements

In June 2016, Rimini Street entered into a multi-draw term loan Financing Agreement (the “Credit Facility”) and other related agreements with a syndicate of lenders including Cortland Capital Market Services as administrative agent and collateral agent, and CB Agent Services LLC as origination agent for the lenders, and the other parties named therein. The Financing Agreement was subsequently amended in August 2016, October 2016 and twice in May 2017. The Credit Facility, as amended, provides for an aggregate commitment up to $125.0 million, which consisted of an initial term loan for $30.0 million, a “delayed draw A Term Loan” for $65.0 million, and a “delayed draw B Term Loan” for $30.0 million. Outstanding borrowings under the Credit Facility require monthly interest payments of 15.0% per annum. The principal balance outstanding under the Credit Facility for the year ended December 31, 2016 was $107.0 million and the largest aggregate principal balance outstanding under the Credit Facility was $107.5 million. Rimini Street paid a total of $0.5 million in principal payments and $2.5 million in interest payments during the year ended December 31, 2016. Certain affiliates of CB Agent Services LLC, who is the origination agent under the Credit Facility and beneficially holds more than 5% of the capital stock of Rimini Street in the form of warrants as described below, are lenders under the Credit Facility with respect to outstanding loans and unfunded commitments totaling $35.0 million in the aggregate. Entities affiliated with Adams Street Partners, who beneficially hold more than 5% of the capital stock of Rimini Street and who is affiliated with Robin Murray, a member of Rimini Street’s board of directors, hold a $10.0 million participation interest in outstanding loans under the Credit Facility. In connection with entry into the Credit Facility, Rimini Street paid for consulting, legal, due diligence and other fees totaling $25.7 million. See the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Rimini Street—Liquidity and Capital Resources” for further information.

Warrant Agreements

In connection with entry into the Credit Facility, in June 2016, Rimini Street issued a warrant to CB Agent Services LLC, which was subsequently amended in May 2017. Upon the terms of the amended warrant, the warrant holder has the right to purchase up to 3,537,412 shares of common stock of Rimini Street at $1.35 per share. The warrant is exercisable on or before June 24, 2026 or upon a change of control, as defined therein. Upon the closing of the business combination, the warrant holder’s rights to shares of Rimini Street will convert into rights to shares of RMNI.

In October 2014, Rimini Street issued a warrant to entities affiliated with Adams Street Partners, who beneficially hold more than 5% of the capital stock of Rimini Street and who is affiliated with Robin Murray, a member of Rimini Street’s board of directors, in exchange for a guarantee up to £550,000 to the United Kingdom government for support service agreements to be provided by the Rimini Street for approximately three years. Upon the terms of the warrant, the warrant holder has the right to purchase up to 344,828 shares of common stock of Rimini Street. at $1.16 per share. The warrant is exercisable on or before October 29, 2019 or upon the occurrence of a merger.

Consulting Services Agreement

For the year ended December 31, 2015, Rimini Street paid $180,000 to Doug Zorn, who served as our Chief Financial Officer during portions of 2015 and 2016, for certain consulting services. This arrangement terminated in August 2015 when Mr. Zorn was hired to serve as the Rimini Street’s Chief Financial Officer. Mr. Zorn retired from Rimini Street prior to December 31, 2016.

Rimini Street Related Person Policy

As a privately held company, Rimini Street was not required to maintain a Related Person Policy. Following consummation of the business combination, Rimini Street will be subject to RMNI’s Related Person Policy described under the section entitled “Certain Relationships and Related Person Transactions—Rimini Street, Inc.—RMNI Related Person Policy”.

With respect to the consolidated financial statements of Rimini Street, Inc. and subsidiaries contained elsewhere in this joint proxy statement/prospectus, Rimini Street is subject to Auditing Standard No. 18 of the Public Company Accounting Oversight Board, which requires auditors to evaluate a company’s identification of, accounting for and disclosure of related party relationships and transactions.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF RIMINI STREET

The following discussion and analysis of Rimini Street’s financial condition and results of operations should be read in conjunction with Rimini Street’s consolidated financial statements and the related notes to those statements included elsewhere in this joint proxy statement/prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Rimini Street’s actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under the section titled “Risk Factors” and elsewhere in this joint proxy statement/prospectus.

Certain figures, such as interest rates and other percentages, included in this section have been rounded for ease of presentation. Percentage figures included in this section have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this section may vary slightly from those obtained by performing the same calculations using the figures in our consolidated financial statements or in the associated text. Certain other amounts that appear in this section may similarly not sum due to rounding.

Unlike in certain other sections of this joint proxy statement/prospectus, in this section, references to “we”, the “Company”, “us” and “our” are references to Rimini Street, Inc.

Overview

Rimini Street, Inc. is a global provider of enterprise software support products and services, and the leading independent software support provider for Oracle and SAP products, based on the number of clients supported. We founded our company to disrupt and redefine the enterprise software support market by developing and delivering innovative new products and services that fill a then unmet need in the market. We achieved our leadership position in independent enterprise software support by recruiting and hiring experienced, skilled and proven staff; delivering outcomes-based, value-driven and award-winning enterprise software support products and services; seeking to provide an exceptional client-service, satisfaction and success experience; and continuously innovating our unique products and services by leveraging our proprietary knowledge, tools, technology and processes.

Enterprise software support products and services is one of the largest categories of overall global information technology (“IT”) spending. As core enterprise resource planning (“ERP”), customer relationship management (“CRM”), product lifecycle management (“PLM”) and technology software platforms have become increasingly important in the operation of mission-critical business processes over the last 30 years, the costs associated with failure, downtime, security exposure and maintaining the tax, legal and regulatory compliance of these core software systems have also increased. As a result, licensees often view software support as a mandatory cost of doing business, resulting in recurring and highly profitable revenue streams for enterprise software vendors. For example, for its fiscal year 2016, SAP reported that support revenue represented approximately 48% of its total revenue, and Oracle reported a margin of 94% for software license updates and product support.

We believe that software vendor support is an increasingly costly model that has not evolved to offer licensees the responsiveness, quality, breadth of capabilities or value needed to meet the needs of licensees. Organizations are under increasing pressure to reduce their IT costs while also delivering improved business performance through the adoption and integration of emerging technologies, such as mobile, virtualization, internet of things (“IoT”) and cloud computing. Today, however, the majority of IT budget is spent operating and maintaining existing infrastructure and systems. Organizations are increasingly seeking ways to redirect budgets from maintenance to new technology investments that provide greater strategic value, and our software products and services help clients achieve these objectives by reducing the total cost of support.

As of March 31, 2017, we employed approximately 900 professionals and supported nearly 1,300 clients globally, including 74 Fortune 500 companies and 21 Fortune Global 100 companies across a broad range of industries. We define a client as a distinct entity, such as a company, an educational or government institution, or a business unit of a company that purchases our services to support a specific product. For example, we count as two separate client instances in circumstances where we provide support for two different products to the same entity.

We market and sell our services globally, primarily through our direct sales force, and have wholly-owned subsidiaries in Australia, Brazil, Germany, Hong Kong, India, Israel, Japan, Korea, Sweden, Taiwan, the United Kingdom and the United States. Our primary competitors are the enterprise software vendors whose products we service and support, including IBM, Microsoft, Oracle and SAP.

We have experienced 45 consecutive quarters of revenue growth through March 31, 2017. In addition, our subscription-based revenue provides a strong foundation for, and visibility into, future period results. We generated net revenue of $85.3 million, $118.2 million and $160.2 million for the years ended December 31, 2014, 2015 and 2016, respectively, representing a year-over-year increase of 38% and 36% in 2015 and 2016, respectively, and $34.7 million and $49.1 million for the three months ended March 31, 2016 and 2017, respectively, representing a period-over-period increase of 42%. We have a history of losses, and as of March 31, 2017, we had an accumulated deficit of $265.6. We had net losses of $127.8 million, $45.3 million and $12.9 million for the years ended December 31, 2014, 2015 and 2016, respectively, and $8.0 million and $14.5 million for the three months ended March 31, 2016 and 2017, respectively. We generated approximately 66% of our net revenue in the United States and approximately 34% of our net revenue from our international business for the three months ended March 31, 2017.

Since our inception, we have financed our operations through cash collected from clients and net proceeds from equity financings and borrowings. As of March 31, 2017, we had outstanding contractual obligations under the Credit Facility of $170.4 million and the net carrying value of those debt obligations was $93.2 million.

We intend to continue investing for long-term growth. We have invested and expect to continue investing in expanding our ability to market, sell and provide our current and future products and services to clients globally. We also expect to continue investing in the development and improvement of new and existing products and services to address client needs. We currently do not expect to be profitable in the near future.

Our Business Model

Most enterprise software vendors license the rights for customers to use their software. In a traditional licensing model, the customer typically procures a perpetual software license and pays for the license in a single upfront fee (“Perpetual License”), and base software support services can be optionally procured from the software vendor for an annual fee that averages 22% of the total cost of the software license. In a subscription-based licensing model, such as software as a service, or SaaS, the customer generally pays as it goes for usage of the software on a monthly or annual basis (“Subscription License”). Under a Subscription License, the product license and a base level of software support are generally bundled together as a single purchase, and the base level of software support is not procured separately nor is it an optional purchase.

When we provide base software support for a Perpetual License, we generally offer our clients service for a fee that is equal to approximately 50% of the annual fees charged by the software vendor for their base support. When providing supplemental software support for a Perpetual License, where the client procures our support service in addition to retaining the software vendor’s base support, we generally offer our clients service for a fee that is equal to 25% of the annual fees charged by the software vendor for their base support. For supplemental software support on a Subscription License, we generally offer our clients services for a fee that is equal to 50% of the annual fees charged by the software vendor for their supplemental or premium support. We also offer a special support service, Rimini Street Extra Secure Support, for clients that require a higher level of security clearance for our engineers accessing their system. Rimini Street Extra Secure Support is an additional fee added to our base or supplemental support fee, and priced at approximately 1% of the software vendor’s annual fees for base maintenance for Perpetual Licenses and priced at approximately 2% of the subscription fees for Subscription Licenses. Subscriptions for additional software products and services are available, designed to meet specific client needs and provide exceptional value for the fees charged.

Our subscription-based software support products and services offer enterprise software licensees a choice of solutions that replace or supplement the support products and services offered by enterprise software vendors for their products. Features, service levels, service breadth, technology and pricing differentiate our software products and services. Clients utilize our software products and services to achieve substantial cost savings; receive more responsive and comprehensive support; obtain support for their customized software that is not generally covered under the enterprise software vendor’s service offerings; enhance their software functionality, capabilities, and data usage; and protect their systems and extend the life of their existing software releases and products. Our products and services enable our clients to keep their mission-critical systems operating smoothly and to remain in tax, legal and regulatory compliance; improve productivity; and better allocate limited budgets, labor and other resources to investments that provide competitive advantage and support growth.

We currently offer most of our support products and services on a subscription basis for a term that is generally 15 years in length with an average initial, non-cancellable period of two years. The negotiated fees extend for the full term of the contract and usually include modest increases (averaging approximately three percent) after the initial non-cancelable period of each contract. For the year ended December 31, 2016, approximately 78% of our invoicing was generated inside a non-cancellable period, and approximately 22% of our invoicing was generated outside of a non-cancellable period.

After a non-cancellable period, our clients generally have the ability to terminate their support contracts on an annual basis upon 90 days’ notice prior to the end of the support period or renegotiate a mutually-agreeable, additional support period – including potentially an additional multi-year, non-cancellable support period. We generally invoice our clients annually in advance of the support period. We record amounts invoiced for support periods that have not yet occurred as deferred revenue on our balance sheet. We net any unpaid accounts receivable amounts relating to cancellable support periods against deferred revenue on our balance sheet.

Our pricing model is a key component of our marketing and sales strategy and delivers significant savings and value to our clients.

Key Business Metrics

Number of clients

Since we founded our company, we have made the expansion of our client base a priority. We believe that our ability to expand our client base is an indicator of the growth of our business, the success of our sales and marketing activities, and the value that our services bring to our clients. We define a client as a distinct entity, such as a company, an educational or government institution, or a business unit of a company that purchases our services to support a specific product. For example, we count as two separate clients when support for two different products is being provided to the same entity. As of December 31, 2014, 2015 and 2016 and March 31, 2016 and 2017, we had over 650, 850 and 1200 and over 880 and 1,280 clients, respectively. We believe that the growth in our number of clients is an indication of the increased adoption of our enterprise software products and services.

Annualized subscription revenue

We recognize subscription revenue on a daily basis. We define annualized subscription revenue as the amount of subscription revenue recognized during a quarter and multiplied by four. This gives us an indication of the revenue that can be earned in the following 12-month period from our existing client base assuming no cancellations or price changes occur during that period. Subscription revenue excludes any non-recurring revenue, which has been insignificant to date.

Our annualized subscription revenue was approximately $102 million, $132 million and $187 million as of December 31, 2014, 2015 and 2016, respectively, and $196 million as of March 31, 2017 compared to $139 million as of March 31, 2016. We believe the sequential increase in annualized subscription revenue demonstrates a growing client base, which is an indicator of stability in future subscription revenue.

Revenue retention rate

A key part of our business model is the recurring nature of our revenue. As a result, it is important that we retain clients after the completion of the non-cancellable portion of the support period. We believe that our revenue retention rate provides insight into the quality of our products and services and the value that our products and services provide our clients.

We define revenue retention rate as the actual subscription revenue (dollar-based) recognized in a 12-month period from clients that existed on the day prior to the start of the 12-month period divided by our annualized subscription revenue as of the day prior to the start of the 12-month period. Our revenue retention rate was 95%, 91% and 94% for the years ended December 31, 2014, 2015 and 2016, respectively, and 94% for the three-month period ended March 31, 2017 compared to 92% for the three-month period ended March 31, 2016.

Gross profit percentage

We derive revenue through the provision of our enterprise software products and services. All the costs incurred in providing these products and services are recognized as part of the cost of revenue, and presented on our income statement. The cost of revenue includes all direct product line expenses, as well as the expenses incurred by our shared services organization which supports all product lines.

We define gross profit as the difference between net revenue and the costs incurred in providing the software products and services. Gross profit percentage is the ratio of gross profit divided by net revenue. Our gross profit percentage was 47%, 55% and 58% for the years ended December 31, 2014, 2015, and 2016 respectively, and 63% for the three-month period ended March 31, 2017 compared to 58% for the three-month period ended March 31, 2016. We believe the gross profit percentage provides an indication of how efficiently and effectively we are operating our business and serving our clients.

Factors Affecting Our Operating Performance

Litigation

In January 2010, certain subsidiaries of Oracle filed a lawsuit, Oracle USA, Inc. et al v. Rimini Street, Inc. et al. (United States District Court for the District of Nevada) (“District Court”), against us and our Chief Executive Officer, Seth Ravin, alleging that certain of our processes violated Oracle’s license agreements with its customers and that we committed acts of copyright infringement and violated other federal and state laws (“Rimini I”). In 2014, the District Court issued rulings that we infringed Oracle’s copyrights as it related to two of our PeopleSoft clients and by copying Oracle Relational Database Management software to our servers. We revised our business processes by July 2014, to eliminate the infringing processes in compliance with the District Court’s rulings.

A jury trial in Rimini I resulted in a verdict against us that (i) we were liable for innocent copyright infringement, (ii) we and Mr. Ravin were each liable for violating certain state computer access statutes and (iii) neither we nor Mr. Ravin were liable for inducing breach of contract or intentional interference with prospective economic advantage. The jury determined that the copyright infringement did not cause Oracle to suffer lost profits, that the copyright infringement was not willful, and did not award punitive damages. Following post-trial motions, Oracle was awarded a final judgment of $124.4 million, consisting of copyright infringement damages based on the fair market value license damages theory, damages for violation of certain state computer access statutes, prejudgment interest and attorneys’ fees and costs. In addition, the District Court entered a permanent injunction prohibiting us from using certain processes – including processes adjudicated as infringing at trial – that we ceased using no later than July 2014. We paid the full judgment amount of $124.4 million to Oracle on October 31, 2016 and have appealed the case to the United States Court of Appeals for the Ninth Circuit (“Court of Appeals”). On December 6, 2016, the Court of Appeals granted our emergency motion for a stay of the permanent injunction pending resolution of the underlying appeal and agreed to consider the appeal on an expedited basis. Oral argument before the Court of Appeals is scheduled for July 13, 2017.

We expect a decision from the Court of Appeals on our appeal by early 2018, although a decision could be announced sooner or later.

In October 2014, we filed a separate lawsuit, Rimini Street Inc. v. Oracle Int’l Corp. (United States District Court for the District of Nevada) (“Rimini II”), against Oracle seeking a declaratory judgment that our revised development processes, in use since at least July 2014, do not infringe certain Oracle copyrights. In February 2015, Oracle filed a counterclaim alleging copyright infringement, which included (i) the same allegations asserted in Rimini I but limited to new or existing clients for whom we provided support from the conclusion of Rimini I discovery in December 2011 until the revised support processes were fully implemented by July 2014, and (ii) new allegations that our revised support processes also infringe Oracle copyrights. Oracle’s counterclaim also included allegations of violation of the Lanham Act, intentional interference with prospective economic advantage, breach of contract and inducing breach of contract, unfair competition, and unjust enrichment/restitution. It also sought an accounting. On February 28, 2016, Oracle filed amended counterclaims adding allegations of violation of the Digital Millennium Copyright Act. On December 19, 2016, we filed an amended complaint against Oracle asking for a declaratory judgment of non-infringement of copyright and alleging intentional interference with contract, intentional interference with prospective economic advantage, violation of the Nevada Deceptive Trade Practices Act, violation of the Lanham Act, and violation of California Business & Professions Code §17200 et seq. On January 17, 2017, Oracle filed a motion to dismiss our amended claims and filed its third amended counterclaims, adding three new claims for a declaratory judgment of no intentional interference with contractual relations, no intentional interference with prospective economic advantage, and no violation of California Business & Professions Code §17200 et seq. On February 14, 2017, we filed our answer and motion to dismiss Oracle’s third amended counterclaim, which has been fully briefed and is pending consideration by the District Court. On March 7, 2017, Oracle filed a motion to strike our copyright misuse affirmative defense which is briefed and pending consideration by the District Court. By stipulation of the parties, the District Court granted our motion to file our third amended complaint to add claims arising from Oracle’s purported revocation of our access to its support websites on behalf of our clients, which was filed and served on May 2, 2017. By agreement of the parties, Oracle filed its motion to dismiss our third amended complaint on May 30, 2017 and our opposition is due on June 27, 2017, and any reply by Oracle is due on July 11, 2017. Discovery with respect to this action is expected to continue through at least July 2018. There is currently no trial date scheduled and we do not expect a trial to occur in this matter earlier than 2020, but the trial could occur earlier or later than that. Given that discovery is ongoing, we do not have sufficient information regarding possible damages exposure for the counterclaims asserted by Oracle or possible recovery by us in connection with our claims against Oracle. Both parties are seeking injunctive relief in addition to monetary damages in this matter.

The details of these cases are discussed under “Information about Rimini Street—Legal Proceedings”, “Risk Factors— Risks Related to Rimini Street’s Business, Operations and Industry—Risks Related to Litigation—We and our Chief Executive Officer are involved in litigation with Oracle. An adverse outcome in the ongoing litigation could result in the payment of substantial damages and/or an injunction against certain of our business practices, either of which could have a material adverse effect on our business and financial results” and elsewhere in this joint proxy/prospectus. For claims on which Oracle has prevailed or may prevail, we have been and could be required to pay substantial damages for our current or past business activities, be enjoined from certain business practices, and/or be in breach of various covenants in our financing arrangements, which could result in an event of default, in which case the lenders could demand accelerated repayment of principal, accrued and default interest and other fees and expenses. Any of these outcomes could result in a material adverse effect on our business.

We accounted for the $124.4 million award in Rimini I to Oracle by recording an accrued legal settlement expense of (i) $100.0 million for the year ended December 31, 2014, (ii) $21.4 million for the year ended December 31, 2015, and (iii) pre-judgment interest of $3.0 million for the period from January 1, 2016 through October 31, 2016, which is reflected in our 2016 financial statements. There remain significant disputes between us and Oracle in Rimini II, and we do not concede any liability or damages related to any claim. After assessing the current procedural and substantive status of the Rimini II litigation, we do not believe a loss or range of reasonably possible losses can be estimated at this time.

Adoption of enterprise software products and services

We believe the existing market for independent enterprise software support services is underserved. We currently provide support services for IBM, Microsoft, SAP, Oracle and other enterprise software vendors’ products. We also believe the existing market for our other enterprise software products and services is underserved, and that we have unique products and services that can meet client needs in the marketplace. For example, we provide the Rimini Street Advanced Database Security product in partnership with McAfee, a global leader in cybersecurity.

We also believe that our total addressable market for our enterprise software products and services is substantially larger than our current client base and the products and services we currently offer. As a result, we believe we have the opportunity to expand our global client base and to further increase adoption of our software products and services within and across existing clients. However, as the market for independent enterprise software support services as well as our other software products and services is still emerging, it is difficult for us to predict the timing of when and if widespread acceptance will occur.

Sales cycle

We sell our services to our clients primarily through our direct sales organization. Our sales cycle, depending on the product or service, typically ranges from six months to a year from when a prospective client is engaged. While we believe that there is a significant market opportunity for our enterprise software products and services, we often must educate prospective clients about the value of our products and services, which can result in lengthy sales cycles, particularly for larger prospective clients, as well as the incurrence of significant marketing expenses. Our typical sales cycle with a prospective client begins with the generation of a sales lead through trade shows, industry events, online marketing, media interviews and articles, inbound calls, outbound calls or client, analyst or other referral. The sales lead is followed by an assessment of the prospect’s current software license contract terms, systems environment, products and releases being used, needs and objectives.

The variability in our sales cycle for replacement or supplemental software support services is impacted by whether software vendors are able to convince potential clients that they should renew their software maintenance with the existing vendor or procure or renew supplemental support services from the existing vendor, respectively. Another driver of our sales cycle variability is any announcement by a software vendor of their discontinuation, reduction or limitation of support services for a particular software product or release for which we continue to offer a competing support service. In addition, our litigation with Oracle can also drive sales cycle variability as clients oftentimes perform their own legal due diligence, which can lengthen the sales cycle.

Key Components of Consolidated Statements of Operations

Net Revenue. We derive nearly all our revenue from subscription-based contracts for software services. Revenue from these contracts are recognized ratably on a straight-line basis over the applicable service period.

Cost of revenue. Cost of revenue includes salaries, benefits and stock-based compensation expenses associated with our technical support and services organization, as well as allocated overhead and non-personnel expenses such as outside services, professional fees and travel-related expenses. Allocated overhead includes overhead costs for depreciation of equipment, facilities (consisting of leasehold improvements and rent) and technical operations (including costs for compensation of our personnel and costs associated with our infrastructure). We recognize expenses related to our technical support and services organization as they are incurred.

Sales and marketing expenses. Sales and marketing expenses consist primarily of personnel costs for our sales, marketing and business development employees and executives, including commissions earned by our sales and marketing personnel, which are expensed when a client contract is executed. We also incur other non-personnel expenses, such as outside services, professional fees, marketing programs, travel-related expenses, allocation of our general overhead expenses and the expenses associated with several key industry trade shows.

General and administrative expenses. General and administrative expenses consist primarily of personnel costs for our administrative, legal, human resources, finance and accounting employees and executives. These expenses also include non-employee expenses, such as travel-related expenses, outside services, legal, auditing and other professional fees, and general corporate expenses, along with an allocation of our general overhead expenses.

Litigation costs and related insurance recoveries. Litigation costs consist of legal settlements, pre-judgment interest, professional fees to defend against litigation claims. In the past, we have had liability insurance policies where a portion of our defense costs and litigation settlements have been reimbursed under the terms of the policies. Such insurance recoveries are reflected as a reduction of litigation costs.

Interest expense. Interest expense is incurred under our credit facilities and other debt obligations. The components of interest expense include the amount of interest payable in cash at the stated interest rate, interest that is payable in kind through additional borrowings, and accretion of debt discounts and issuance costs using the effective interest method.

Debt financing fees. Debt financing fees are incurred pursuant to the Credit Facility. The components of debt financing fees include collateral monitoring fees, unused line fees required to ensure our availability to funding, amortization of debt issuance costs related to the unfunded portions of the Credit Facility, and fees charged for administrative agent and loan servicing fees.

Loss on embedded derivatives and redeemable warrants, net. The Credit Facility contains features referred to as embedded derivatives, that are required to be bifurcated and recorded at fair value. Embedded derivatives include requirements to pay default interest upon the existence of an event of default, and to pay “make-whole” interest for certain mandatory and voluntary prepayments of the outstanding principal balance under the Credit Facility. We also have warrants outstanding that are redeemable in cash at the option of the holders at the earliest to occur of (i) termination of the Credit Facility, (ii) a change of control, or (iii) 30 days prior to the stated expiration date of the Lender warrants. Due to the existence of the cash redemption feature, the warrants are recorded as a liability at fair value. We engage an independent valuation specialist to perform valuations of the embedded derivatives and redeemable warrants on a quarterly basis. Changes in the fair value of embedded derivatives and redeemable warrants are reflected as a non-operating gain or loss in our consolidated statements of operations.

Other income (expense), net. Other income (expense), net consists primarily of gains or losses on foreign currency transactions and income earned on temporary cash investments.

Income tax expense. The provision for income taxes is based on the amount of our taxable income and enacted federal, state and foreign tax rates, as adjusted for allowable credits and deductions. Our provision for income taxes consists only of foreign taxes for the periods presented as we had no taxable income for U.S. federal or state purposes. In addition, because of Rimini Street’s lack of domestic earnings history and U.S. federal tax net operating losses, the domestic net deferred tax assets have been fully offset by a valuation allowance, and therefore, no tax benefit has been recognized.

Results of Operations

Our condensed consolidated statements of operations for the years ended December 31, 2014, 2015 and 2016, and for the three months ended March 31, 2016 and 2017, are presented below:

	Year Ended December 31,			Three Months Ended March 31, (unaudited)
	2014	2015	2016	2016	2017
	(in thousands)
Consolidated Statement of Operations Data:
Net revenue	$85,348	$118,163	$160,175	$34,678	$49,070
Cost of revenue	45,258	52,766	67,045	14,570	18,356
Gross profit	40,090	65,397	93,130	20,108	30,714
Operating expenses:
Sales and marketing	37,509	50,330	72,936	15,538	14,696
General and administrative	19,270	24,220	36,212	6,635	9,276
Litigation costs, net of insurance recoveries	103,266	32,732	(29,949)	5,379	3,945
Write-off of deferred offering costs	5,307	—	—	—	—
Total operating expenses	165,352	107,282	79,199	27,552	27,917
Operating income (loss)	(125,262)	(41,885)	13,931	(7,444)	2,797
Interest expense	(742)	(829)	(13,356)	(211)	(9,936)
Debt financing fees	—	—	(6,371)	—	(1,282)
Loss on embedded derivatives and redeemable warrants, net	—	—	(3,822)	—	(5,702)
Other income (expense), net	(843)	(1,104)	(1,787)	(75)	89
Loss before income taxes	(126,847)	(43,818)	(11,405)	(7,730)	(14,034)
Income tax expense	(981)	(1,451)	(1,532)	(267)	(441)
Net loss	$(127,828)	$(45,269)	$(12,937)	$(7,997)	$(14,475)

Comparison of Three Months Ended March 31, 2016 and 2017

Net revenue. Net revenue increased from $34.7 million for the three months ended March 31, 2016 to $49.1 million for the three months ended March 31, 2017, an increase of $14.4 million or 42%. This increase was primarily driven by a 46% increase in the average number of clients. On a regional basis, United States net revenue grew from $22.9 million to $32.6 million, an increase of $9.7 million or 42%, while international net revenue grew from $11.8 million to $16.5 million, an increase of $4.7 million or 40%.

Cost of revenue. Cost of revenue increased from $14.6 million for the three months ended March 31, 2016 to $18.4 million for the three months ended March 31, 2017, an increase of $3.8 million or 26%. This increase was primarily due to an increase in employee compensation and related costs of $2.6 million as a result of an average service delivery headcount increase of 34%, and an increase in contract labor costs of $1.0 million to support the increasing number of clients. In addition, the shared support services costs grew at a lower rate than the increase in clients and net revenue as the support provided by these functions was spread out over a wider client base.

Gross profit. Gross profit increased from $20.1 million for the three months ended March 31, 2016 to $30.7 million for the three months ended March 31, 2017, an increase of $10.6 million or 53%. Gross profit percentage increased from 58% for the three months ended March 31, 2016 to 63% for the three months ended March

31, 2017. The increase in gross profit was primarily due to an increase in net revenue as a result of client growth and optimization within the shared services support organization, partially offset by an increase in headcount and contract labor costs to support the increase in the number of clients.

Sales and marketing expenses. Sales and marketing expenses decreased from $15.5 million for the three months ended March 31, 2016 to $14.7 million for the three months ended March 31, 2017, a decrease of $0.8 million or 5%. This decrease was primarily due to the cancellation of our annual sales meeting, which resulted in decreased expenses of $1.6 million. In addition, a reduction in advertising costs of $0.2 million, contract labor costs of $0.2 million, and recruitment costs of $0.2 million also contributed to the decrease. The decrease also reflects the requirement to adhere to a sales and marketing spending ratio covenant included in our Credit Facility. These decreases were partially offset by an increase in employee compensation and related costs of $1.1 million due to an 18% increase in average sales and marketing personnel headcount.

General and administrative expenses. General and administrative expenses increased from $6.6 million for the three months ended March 31, 2016 to $9.3 million for the three months ended March 31, 2017, an increase of $2.7 million or 41%. This increase was primarily due to an increase in employee and related compensation costs of $0.8 million as a result of an increase in average general and administrative personnel headcount of 21% as we continued to support our growth and prepare to transition to become a public company, external audit service costs of $1.2 million, consulting costs of $0.2 million, and contract labor costs of $0.3 million in support of discovery services related to our litigation (Rimini II) with Oracle.

We expect to incur incremental expenses associated with supporting the growth of our business, both in terms of size and geographical diversity, and to meet the increased compliance requirements associated with our transition to a public company. In addition, we will begin to incur additional expenses associated with being a public company after completion of the merger. Those expenses include additional information systems costs, costs for additional personnel in our accounting, human resources, IT and legal functions, and incremental professional, legal, audit and insurance costs. As a result, we expect our general and administrative expenses to increase in future periods.

Litigation costs, net of related insurance recoveries. Litigation costs, net of related insurance recoveries for the three months ended March 31, 2016 and 2017, consist of the following:

	2016	2017	Change
	(in thousands)
Pre-judgment interest	$891	$—	$(891)
Professional fees and other defense costs of litigation	5,477	4,971	(506)
Insurance recoveries	(989)	(1,026)	(37)
Litigation costs, net of related insurance recoveries	$5,379	$3,945	$(1,434)

Professional fees and other defense costs associated with litigation decreased from $5.5 million for the three months ended March 31, 2016 to $5.0 million in the three months ended March 31, 2017, a decrease of $0.5 million or 9%. Such costs in 2016 reflected incremental legal activity that occurred in Q1 2016 after the 2015 jury verdict in the “Rimini I” case. For the comparable period in 2017, we incurred professional fees related to ongoing litigation with Oracle that we refer to as “Rimini II” along with our appeal of the Rimini I judgment. Total insurance reimbursements received were $1.0 million during both three-month periods. Since 2010, we have been actively engaged in the Rimini I litigation with Oracle. With respect to the judgment award of $124.4 million to Oracle in October 2016 for the Rimini I litigation, we accrued pre-judgment interest through October 2016 of $3.0 million, for which we recognized $0.9 million as the portion that related to the three months ended March 31, 2016. We currently expect to continue to incur legal expenses related to the Rimini I appeal through early 2018 while the Rimini II litigation costs are expected to continue through 2020 or 2021. Litigation costs related to these matters are currently expected to range between $2.0 and $5.0 million per quarter, at least through the Rimini II trial date that is expected to occur in 2020 or 2021. In March 2017, we entered into a settlement agreement with an insurance company that had been providing defense cost coverage related to Rimini II. Pursuant to the settlement, we received a one-time payment of $19.3 million in April 2017. The $19.3 million settlement proceeds are being accounted for as a deferred liability that will be reduced as legal expenses are incurred in the future. Accordingly, we will be required to pay the gross amount of legal defense costs even though the amount charged to expense will be net of the impact of future reductions of the deferred liability.

Interest expense. Interest expense increased from $0.2 million for the three months ended March 31, 2016 to $9.9 million for the three months ended March 31, 2017, an increase of $9.7 million. The significant increase in interest expense resulted from the $125.0 million Credit Facility entered in June 2016. For the three months ended March 31, 2017, interest expense under the Credit Facility consisted of (i) interest payable in cash at an annual rate of 12.0% for a total of $3.2 million, (ii) interest payable in kind at an annual rate of 3.0% for a total of $0.8 million, and (iii) accretion at an annual rate of 25.9% that resulted in accretion expense of $5.9 million associated with total discount costs of $92.5 million as of March 31, 2017. Due to principal prepayments during the second quarter of 2017, we expect a pro rata portion of the debt discounts will be charged to expense during the second quarter of 2017.

Debt financing fees. No debt financing fees were incurred for the three months ended March 31, 2016. Debt financing fees of $1.3 million for the three months ended March 31, 2017 were attributable to the Credit Facility entered in June 2016. For the three months ended March 31, 2017, debt financing fees consisted of (i) collateral monitoring fees at the rate of 2.5% of outstanding borrowings for a total of $0.7 million, (ii) unused line fees at 5.0% of undrawn borrowings of $17.5 million, for a total of $0.2 million, (iii) amortization of $0.3 million related to $4.4 million of debt issuance costs associated with the undrawn portion of the Credit Facility, and (iv) amortization of prepaid agent fees of $0.1 million. We expect the collateral monitoring fees will decrease during the remainder of the year ending December 31, 2017 due to a reduction in outstanding borrowings.

Loss on embedded derivatives and redeemable warrants, net. We did not have any embedded derivatives or redeemable warrants outstanding for the three months ended March 31, 2016. Our June 2016 Credit Facility includes embedded derivatives requiring bifurcation and accounting as separate financial instruments. The requirements to pay default interest at 2.0% during the existence of an event of default, and “make-whole” interest payments for certain principal prepayments as defined in the Credit Facility, are examples of embedded derivatives required to be bifurcated and reported at fair value. Make-whole interest payments are computed as set forth in the Credit Facility primarily based on the 15.0% per annum stated rate, and are required for certain prepayments prior to June 2019. As of December 31, 2016, the fair value of embedded derivatives was $5.4 million and this amount increased to $10.5 million as of March 31, 2017, resulting in the recognition of an expense of $5.1 million for the three months ended March 31, 2017. The increase in the fair value of embedded derivatives was driven by an insurance settlement that resulted in net insurance proceeds of $18.7 million in April 2017, which were required to be applied under the Credit Facility to prepay principal of $14.1 million along with a make-whole interest payment of $4.6 million. The likelihood of the insurance settlement was not considered in the valuation of the embedded derivatives as of December 31, 2016 but resulted in a significant increase for the calculation of fair value as of March 31, 2017.

In connection with our June 2016 Credit Facility, we issued redeemable warrants to the Origination Agent for 11.1 million shares of our Class A common stock. Due to an anti-dilution provision in the original warrant agreement, in October 2016 we issued a warrant for an additional 3.0 million shares resulting in outstanding warrants for 14.1 million shares as of December 31, 2016 and March 31, 2017. These warrants had an estimated fair value of $7.3 million as of December 31, 2016 and $7.9 million as of March 31, 2017. For the three months ended March 31, 2017, we incurred a loss of $0.6 million due to the change in fair value of the redeemable warrants.

Other income (expense), net. For the three months ended March 31, 2016, we had net other expense of $0.1 million as compared to the three months ended March 31, 2017 when we had net other income of $0.1 million. The change of $0.2 million for the three months ended March 31, 2017 was primarily attributable to an increase in foreign exchange gains.

Comparison of Years ended December 31, 2015 and 2016

Net revenue. Net revenue increased from $118.2 million for the year ended December 31, 2015 to $160.2 million for the year ended December 31, 2016, an increase of $42.0 million or 36%. This increase was primarily driven by a 34% increase in the average number of clients. On a regional basis, United States net revenue grew from $82.8 million to $110.7 million, an increase of $27.9 million or 34%, while international net revenue grew from $35.4 million to $49.5 million, an increase of $14.1 million or 40%. Accelerated growth in our international business was driven by an increase in sales headcount primarily in Asia and Europe and an increase in marketing and advertising spend targeted for prospective clients outside the United States.

Cost of revenue. Total cost of revenue increased from $52.8 million for the year ended December 31, 2015 to $67.0 million for the year ended December 31, 2016, an increase of $14.2 million or 27%. This increase was primarily due to additional support for the increasing number of clients that resulted in an increase in employee compensation and related costs of $10.5 million as a result of an increase in average service delivery headcount of

34%, an increase in IT, facilities and security cost allocations of $2.4 million, an increase in contract labor costs of $1.6 million and an increase of $0.2 million in outside services. The costs of both direct product support and shared services grew at a lower rate than the increase in clients and net revenue as the support provided by these functions was spread over a wider client base.

Gross profit. Gross profit increased from $65.4 million for the year ended December 31, 2015 to $93.1 million for the year ended December 31, 2016, an increase of $27.7 million or 42%. Gross profit percentage increased from 55% for the year ended December 31, 2015 to 58% for the year ended December 31, 2016. The increase in gross profit was primarily due to an increase in net revenue as a result of the increase in the number of clients and efficiency gains within the shared services support organization partially offset by a rise in headcount and contract labor costs.

Sales and marketing expenses. Sales and marketing expenses increased from $50.3 million for the year ended December 31, 2015 to $72.9 million for the year ended December 31, 2016, an increase of $22.6 million or 45%. This increase was primarily due to a $16.1 million increase in employee and related compensation costs as a result of a 35% increase in average headcount, a $2.2 million increase in marketing and advertising costs, a $1.6 million increase in travel costs, a $1.1 million increase in contract labor and consulting costs as we continued to increase our investment in building brand awareness and supporting net revenue growth.

General and administrative expenses. General and administrative expenses increased from $24.2 million for the year ended December 31, 2015 to $36.2 million for the year ended December 31, 2016, an increase of $12.0 million or 49%. This increase was primarily due to an increase in average headcount of 26% resulting in an increase in employee and related compensation costs of $6.5 million, an increase in outside professional service costs of $3.5 million, an increase in sales and other taxes of $1.9 million, and an increase in contract labor costs related to Rimini II discovery of $0.6 million, partially offset by higher general and administrative allocations out to other departments of $2.9 million.

Litigation costs, net of related insurance recoveries. Litigation costs, net of related insurance recoveries for the years ended December 31, 2015 and 2016, consist of the following:

	2015	2016	Change
	(in thousands)
Litigation settlement and pre-judgment interest	$21,411	$2,920	$(18,491)
Professional fees and other defense costs of litigation	17,140	21,379	4,239
Insurance recoveries	(5,819)	(54,248)	(48,429)
Litigation costs, net of related insurance recoveries	$32,732	$(29,949)	$(62,681)

Professional fees and other defense costs associated with litigation increased from $17.1 million for the year ended December 31, 2015 to $21.4 million for the year ended December 31, 2016, an increase of $4.3 million or 24%. This increase was due to appeals and additional litigation motions following the jury verdict in October 2015 for the Rimini I case and the increase of costs associated with the Rimini II case. Total insurance recoveries for professional fees and other defense costs also increased from $5.8 million for the year ended December 31, 2015 to $54.2 million for the year ended December 31, 2016, of which $12.5 million related to the reimbursement of professional fees while $41.7 million was reimbursement for insurance recoveries related to the judgment in 2016. The insurance recoveries for professional service fees increased in 2016 due to the higher level of such costs when compared to 2015. The Rimini I litigation had been ongoing from 2010 until October 2016 when the court ordered a judgment award of $124.4 million to Oracle. We recognized $100.0 million of the judgment award as a loss for the year ended December 31, 2014, $21.4 million for the year ended December 31, 2015, and the remainder of $2.9 million was comprised of pre-judgment interest for the year ended December 31, 2016.

Interest expense. Interest expense increased from $0.8 million for the year ended December 31, 2015 to $13.4 million for the year ended December 31, 2016, an increase of $12.6 million. The significant increase in interest expense resulted from the $125.0 million Credit Facility that we entered into in June 2016. For the year ended December 31, 2016, interest expense under the Credit Facility consisted of (i) interest payable in cash at an annual rate of 12.0% for a total of $3.6 million, (ii) interest payable in kind at an annual rate of 3.0% for a total of $0.9 million, and (iii) accretion expense of $8.4 million associated with total discount costs of $90.5 million and an annual accretion rate of 25.5% as of December 31, 2016, partially offset by a decrease in interest expense of $0.3 million on our previous line of credit that was fully paid off in June 2016.

Debt financing fees. No debt financing fees were incurred for the year ended December 31, 2015. Debt financing fees of $6.4 million for the year ended December 31, 2016 were attributable to the Credit Facility entered in June 2016. For the year ended December 31, 2016, debt financing fees consisted of (i) unused line fees at 15.0% for $65.0 million of undrawn borrowings for the period from June 24, 2016 through October 2016, and 5.0% for $17.5 million of undrawn borrowings for the period from June 24, 2016 through December 31, 2016, for a total of $4.1 million, (ii) collateral monitoring fees of 0.5% of outstanding borrowings through October 2016, and 2.5% of outstanding borrowings for the last two months of the year ended December 31, 2016, for a total of $0.5 million, (iii) amortization of $1.5 million related to debt issuance costs associated with the undrawn portions of the Credit Facility during the year ended December 31, 2016, and (iv) amortization of prepaid agent fees of $0.3 million. We expect the unused line fees will decrease during the year ending December 31, 2017 due to additional borrowings of $77.5 million in October 2016.

Loss on embedded derivatives and redeemable warrants, net. We did not have any embedded derivatives or redeemable warrants outstanding for the year ended December 31, 2015. Our June 2016 Credit Facility includes embedded derivatives requiring bifurcation and accounting as separate financial instruments. The requirements to pay default interest at 2.0% during the existence of an event of default, and “make-whole” interest payments for certain principal prepayments as defined in the Credit Facility, are examples of embedded derivatives required to be bifurcated and reported at fair value. Make-whole interest payments are computed as set forth in the Credit Facility primarily based on the 15.0% per annum stated rate, and are required for certain prepayments prior to June 2019. As of December 31, 2016, the fair value of embedded derivatives was $5.4 million resulting in the recognition of an expense of $5.4 million for the year ended December 31, 2016. The requirement to incur make-whole interest payments are the most significant factor in the valuation of our embedded derivatives.

In connection with our June 2016 Credit Facility, we issued redeemable warrants to the Origination Agent for 11.1 million shares of our Class A common stock. These warrants had an estimated fair value of $8.8 million upon issuance and were treated as a debt issuance cost associated with the Credit Facility. Due to an anti-dilution provision in the original warrant agreement, in October 2016 we issued warrants for an additional 3.0 million shares of our Class A common stock with an estimated fair value of $1.5 million that was charged to expense. For the year ended December 31, 2016, we recognized a gain of $3.1 million due to changes in the fair value of the warrants between the issuance date and December 31, 2016.

Other expense, net. For the year ended December 31, 2015, we had other expense, net of $1.1 million as compared to $1.8 million for the year ended December 31, 2016, an increase of $0.7 million. The increase in other expense, net was primarily attributable to an increase in foreign exchange transaction losses.

Comparison of Years Ended December 31, 2014 and 2015

Net revenue. Net revenue increased from $85.3 million for the year ended December 31, 2014 to $118.2 million for the year ended December 31, 2015, an increase of $32.9 million or 38%. This increase was primarily driven by a 29% increase in the average number of clients, and an 8% increase in the average net revenue per client. On a regional basis, our United States net revenue grew from $62.3 million to $82.8 million, an increase of $20.5 million or 33%, while international net revenue grew from $23.1 million to $35.4 million, an increase of $12.3 million or 53%.

Cost of revenue. Cost of revenue increased from $45.3 million for the year ended December 31, 2014 to $52.8 million for the year ended December 31, 2015, an increase of $7.5 million or 17%. This increase was primarily due to an increase in employee and related compensation costs of $5.0 million as a result of an average service delivery headcount increase of 33%, allocation of shared costs such as rent, security and technology support of $1.3 million, travel and related costs of $1.0 million, recruitment costs of $0.7 million, and contract labor costs of $0.4 million, partially offset by lower software license costs of $1.0 million. The costs of both direct product support and shared services grew at a lower rate than the increase in clients and net revenue as the support provided by these functions was spread over a wider client base.

Gross profit. Gross profit increased from $40.1 million for the year ended December 31, 2014 to $65.4 million for the year ended December 31, 2015, an increase of $25.3 million or 63%. Gross profit percentage increased from 47% for the year ended December 31, 2014 to 55% for the year ended December 31, 2015. The increase in gross profit was primarily due to increase in net revenue as a result of the increase in the number of clients and optimization within the shared services support organization partially offset by an increase in employee, contract labor, and travel costs.

Sales and marketing expenses. Sales and marketing expenses increased from $37.5 million for the year ended December 31, 2014 to $50.3 million for the year ended December 31, 2015, an increase of $12.8 million or 34%. This increase was primarily due to an increase in employee and related costs of $7.8 million as a result of an increase in average headcount of 37%, allocation of shared costs such as security, information technology and facilities of $2.0 million, advertising and marketing costs of $1.0 million, travel and related costs of $1.3 million, recruitment costs of $0.5 million, and contract labor and consulting costs of $0.2 million, as an effort to increase our investment in building brand awareness and client growth.

General and administrative expenses. General and administrative expenses increased from $19.3 million for the year ended December 31, 2014 to $24.2 million for the year ended December 31, 2015, an increase of $4.9 million or 26%. This increase was primarily due to an increase in average headcount of 39% resulting in an increase of compensation and related costs of $3.4 million, contract labor costs of $0.3 million, recruitment costs of $0.5 million, traveling and related costs of $0.5 million, and software license fees of $0.5 million as we continued to invest in revenue, infrastructure and geographic growth. These increases were partially offset by a reduction in external audit and accounting costs of $0.5 million due to our deferral of an initial public offering in the third quarter of 2014.

Litigation costs, net of related insurance recoveries. Litigation costs, net of related insurance recoveries for the years ended December 31, 2014 and 2015, consist of the following:

	2014	2015	Change
	(in thousands)
Litigation settlement and pre-judgment interest	$100,000	$21,411	$(78,589)
Professional fees and other defense costs of litigation	3,266	17,140	13,874
Insurance recoveries	—	(5,819)	(5,819)
Litigation costs, net of related insurance recoveries	$103,226	$32,732	$(70,534)

Professional fees and other defense costs associated with litigation increased from $3.3 million for the year ended December 31, 2014 to $17.1 million for the year ended December 31, 2015, an increase of $13.8 million. Total insurance recoveries for professional fees and other defense costs were $5.8 million for the year ended December 31, 2015, whereas no insurance recoveries were received in 2014. Such costs and the related insurance recoveries increased in 2015 due to the higher level of activity as we approached the September 2015 trial date for Rimini I. As discussed above, in October 2016 the court ordered a judgment award of $124.4 million to Oracle. In order to reflect an offer made to Oracle to settle the litigation prior to the issuance of our 2014 financial statements, we recognized $100.0 million of the judgment award as a loss for the year ended December 31, 2014. The remainder of the judgement award was recognized for $21.4 million for the year ended December 31, 2015, and $3.0 million of pre-judgment interest was recognized for the year ended December 31, 2016.

Write-off of deferred offering costs. During the third quarter of 2014, we determined that proceeding with an initial public offering under then-current market and business conditions was not in the best interests of our stockholders. Accordingly, total costs incurred through the third quarter of 2014 of $5.3 million were recorded as an expense and charged to operating expenses.

Interest expense. Interest expense increased from $0.7 million for the year ended December 31, 2014 to $0.8 million for the year ended December 31, 2015, an increase of $0.1 million. The increase in interest expense was primarily due to higher borrowings under our prior line of credit.

Other expense, net. For the year ended December 31, 2014, we had other expense, net of $0.8 million as compared to $1.1 million for the year ended December 31, 2015, an increase of $0.3 million or 38%. This increase in other expense, net was primarily attributable to an increase in foreign exchange transaction losses.

Non-GAAP Financial Measures

We define EBITDA as net income (loss), as determined under U.S. GAAP, plus interest expense, income taxes, depreciation and amortization expense. We define Adjusted EBITDA as EBITDA plus debt financing fees, stock-based compensation expense, write-off of deferred offering costs and debt issuance costs, losses on embedded derivatives and redeemable warrants, and litigation costs; and by subtracting gains on embedded derivatives and redeemable warrants, and insurance recoveries related to litigation. These further adjustments eliminate the impact of items that we do not consider indicative of our core operating performance. In evaluating EBITDA and Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to many of the adjustments in this presentation. Our presentation of EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We present EBITDA and Adjusted EBITDA because we believe they assist investors in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. EBITDA and Adjusted EBITDA have limitations as an analytical tool. Some of these limitations are:

•	EBITDA and Adjusted EBITDA do not reflect our cash expenditures, or future requirements for capital expenditures, contractual commitments or working capital needs;
•	EBITDA and Adjusted EBITDA do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;
•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements;
•	Adjusted EBITDA excludes expenses under our stock-based compensation arrangements and gains and losses on embedded derivatives and redeemable warrants. While these are non-cash gains and losses, their exclusion ignores the significant dilutive impact to our common stockholders as represented by the underlying transactions that gave rise to these excluded gains and losses;
•	EBITDA and Adjusted EBITDA do not reflect the impact of certain cash charges such as litigation settlements and related defense costs resulting from matters we consider not to be indicative of our ongoing operations; and
•	other companies in our industry may calculate EBITDA and Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

We seek to address these limitations by considering the economic effect of the excluded expense items independently as well as collectively in connection with our analysis of net income (loss). EBITDA and Adjusted EBITDA should be considered in addition to, but not as a substitute for, any measure of financial performance reported in accordance with U.S. GAAP, such as net revenue, operating income (loss), and net income (loss).

The following table presents a reconciliation of our net loss to EBITDA and Adjusted EBITDA:

	Year Ended December 31,			Three Months Ended March 31,
	2014	2015	2016	2016	2017
	(in thousands)
Net loss	$(127,828)	$(45,269)	$(12,937)	$(7,997)	$(14,475)
Interest expense	742	829	13,356	211	9,936
Income tax expense	981	1,451	1,532	267	441
Depreciation and amortization expense	1,899	1,451	1,783	425	476
EBITDA	(124,206)	(41,538)	3,734	(7,094)	(3,622)
Litigation costs, net of insurance recoveries	103,266	32,732	(29,949)	5,379	3,945
Write-off of deferred offering costs	5,307	—	—	—	—
Write-off of debt issuance costs	138	—	—	—	—
Debt financing fees	—	—	6,371	—	1,282
Loss on embedded derivatives and redeemable warrants, net	—	—	3,822	—	5,702
Stock-based compensation	2,080	2,272	2,297	617	361
Adjusted EBITDA	$(13,415)	$(6,534)	$(13,725)	$(1,098)	$7,668

Liquidity and Capital Resources

As of March 31, 2017, we have a working capital deficit of $155.8 million and an accumulated deficit of $265.6 million. We incurred a net loss of $12.9 million for the year ended December 31, 2016 and a net loss of $14.5 million for the three months ended March 31, 2017.

Our foreign subsidiaries and branches are dependent on our U.S.-based parent for continued funding. We do not intend to repatriate any amounts that have been invested overseas back to the U.S.-based parent. Should any funds from our foreign subsidiaries be repatriated in the future, we believe we would not need to accrue and pay taxes on the amounts repatriated due to the significant amount of tax net operating loss carryforwards we have available to offset such income taxes. As of March 31, 2017, we had cash and cash equivalents of $8.6 million in our foreign subsidiaries.

In June 2016, we entered into a multi-draw term loan Financing Agreement (the “Credit Facility”) with a syndicate of lenders (the “lenders”). The Credit Facility provides for an aggregate commitment of up to $125.0 million, which consisted of an initial term loan of $30.0 million to repay our then existing line of credit. At inception, the Credit Facility was structured to fund required payments to settle the judgment in the Oracle litigation (Rimini I) and to accelerate our next phase of growth and product portfolio expansion. In October 2016, we determined that the amount of borrowings required to fully settle Rimini I exceeded the limitation set forth in the Credit Facility which prevented us from being able to gain access to further borrowings under the Credit Facility. In October 2016, we entered into an amendment to the Credit Facility (the “Second Amendment”) with the lenders under the Credit Facility that enabled us to borrow an additional $77.5 million in term loans, bringing total borrowings under the Credit Facility to $107.5 million ($17.5 million remains undrawn but may be borrowed only with the consent of the Origination Agent (as defined below)). The Second Amendment imposed additional mandatory prepayments in connection with Excess Cash Flow and Customer Prepayments (as defined in the Credit Facility).

From November 2016 through April 2017, we had made expenditures that exceeded certain budgetary compliance covenants set forth in the Credit Facility. We entered into a third amendment (the “Third Amendment”) to the Credit Facility in May 2017, whereby the previously violated covenants were made less restrictive for past and future compliance such that we are currently in compliance with all covenants. Other changes provided for in the Third Amendment included (i) extensions for deadlines to deliver audited financial statements and to consummate equity issuances resulting in net proceeds of at least $35.0 million to August 31, 2017, (ii) the making of a principal payment in May 2017 of $6.5 million, including satisfying the 75% of Excess Cash Flow payment of $4.0 million for the first quarter of 2017 and an additional principal payment of $2.5 million, and (iii) contractual principal amortization payments for April and May 2017 were increased by an aggregate of $2.5 million with one-half paid in May 2017 and the other half paid in June 2017.

In May 2017, we entered into a fourth amendment to the Credit Facility, whereby the covenants related to costs that may be incurred for an initial public offering were revised. In June 2017, we entered into a fifth amendment (the “Fifth Amendment”) to the Credit Facility whereby the deadline was extended from August 31, 2017 until November 30, 2018 to consummate equity issuances for a minimum of $35.0 million, as discussed below. Additionally, certain changes were made to the financial covenants whereby we expect to be able to remain in compliance with such covenants. In connection with the Fifth Amendment, we incurred an amendment fee equal to 1.0% of the $125.0 million commitment under the Credit Facility, and agreed to pay certain “target date” fees if (i) the filing date for the Form S-4 registration statement discussed below occurs after June 30, 2017, and (ii) the consummation of the merger discussed below occurs after August 31, 2017. If these target dates are not achieved, additional fees of 1.0% of the $125.0 million commitment will be required as of the designated target date and will continue to be incurred for each subsequent calendar month that the delays continue. The amendment fee is payable in cash upon the earlier of receipt of the equity issuance proceeds discussed above, and March 31, 2018. The target date fees are payable in cash upon the earlier of (i) receipt of the equity issuance proceeds discussed above, (ii) the maturity date, and (iii) the termination date of the Credit Facility. For additional information about the Credit Facility, please refer to Notes 5 and 12 to our consolidated financial statements for the year ended December 31, 2016 included elsewhere in this joint proxy statement/prospectus.

An origination fee equal to 5.0% of the $125.0 million commitment was paid in cash to the lenders under the Credit Facility from the proceeds of the initial term loan and a $10.0 million fee was paid in cash to the lenders under the Credit Facility in connection with the Second Amendment. The Credit Facility also provides for an Original Issue Discount of 2.0% of the initial face amount of the loans and all future loans.

Outstanding term loans under the Credit Facility mature in June 2020, and require monthly interest payments of 15.0% per annum, consisting of 12.0% per annum that is payable in cash and 3.0% per annum that is capitalized and added to the then outstanding principal of the term loans (referred to as paid-in-kind, or “PIK” interest). We were also required to pay unused line fees and we remain obligated to pay an unused line fee of 5.0% per annum on the currently unfunded portion of the Credit Facility which expires in June 2020, subject to early termination events. We are also currently subject to collateral monitoring fees at the per annum rate of 2.5% of the outstanding principal amounts of the term loans. Beginning in 2017 through maturity of the term loans, the Credit Facility requires additional quarterly mandatory principal prepayments of the term loans equal to 75% of the calculated Excess Cash Flow for the previous fiscal quarter. In connection with the Third Amendment to the Credit Facility, we made a principal prepayment of $6.5 million in May 2017, including satisfying the 75% of Excess Cash Flow mandatory prepayment of $4.0 million for the first quarter of 2017 and an additional principal prepayment of $2.5 million.

Pursuant to a consulting agreement entered into concurrently with the Credit Facility, certain payments to an affiliate of one of the lenders (the “Origination Agent”), are required upon the occurrence of a trigger event, which is defined as the earliest of (i) the debt maturity date of June 2020, (ii) the first date on which all the obligations under the Credit Facility are repaid in full and the commitments of the lenders under the Credit Facility are terminated, (iii) the acceleration of the obligations under the Credit Facility in the event of a default, (iv) initiation of any insolvency proceeding, foreclosure or deed in lieu of foreclosure, and (v) the termination of the Credit Facility for any reason (collectively referred to as a “Trigger Event”). Upon a Trigger Event, we will be required to pay (i) a commitment exit fee in an amount equal to $9.6 million at inception of the Credit Facility, (ii) a continuing origination agent service fee in an amount equal to $19.7 million at inception of the Credit Facility, (iii) a consulting exit fee of $14.0 million, and (iv) a foreign withholding tax fee up to $2.0 million. The commitment exit fee and origination agent service fee are calculated based on a percentage of annualized quarterly revenue as defined in the Credit Facility. Due to increases in our net revenue, the aggregate Trigger Event fees have increased from $45.3 million at inception of the Credit Facility in June 2016 to $57.2 million as of March 31, 2017.

As of March 31, 2017, the aggregate fees accounted for as discounts and issuance costs (collectively, “DIC”) related to the $107.5 million funded portion of the Credit Facility amounts to $92.5 million, and DIC associated with the $17.5 million unfunded portion of the Credit amounted to $4.4 million. DIC related to the funded debt is accreted to interest expense using the effective interest method, and DIC related to unfunded debt is being amortized using the straight-line method over the term of the Credit Facility. Presented below is a summary of activity related to the funded debt for the three months ended March 31, 2017 (in thousands):

	December 31, 2016	PIK Accrual	Amendment Costs	Liability Adjustments	Principal Payments	March 31, 2017
	(in thousands)
Contractual liabilities:
Principal balance	$107,900	$808	$—	$—	$(1,500)	$107,208
Mandatory trigger event exit fees	55,258	—	—	1,961	—	57,219
Mandatory consulting fees	6,000	—	—	—	—	6,000
Total contractual liability	$169,158	$808		$1,961	$(1,500)	170,427
Debt discount and issuance costs:
Original issue discount	$2,150	$—	$—	$—	$—	$2,150
Origination fee	5,375	—	—	—	—	5,375
Amendment fee	8,600	—	—	—	—	8,600
Fair value of warrants	7,608	—	—	—	—	7,608
Consulting fees to lenders	7,720	—	—	—	—	7,720
Mandatory trigger event exit fees	55,258	—	—	1,961	—	57,219
Other issuance costs	3,823	—	15	—	—	3,838
Total discount and issuance costs	90,534	$—	$15	$1,961	$—	92,510
Cumulative accretion expense	(9,440)					(15,310)
Net discount	81,094					77,200
Net carrying value	$88,064					$93,227

As of March 31, 2017, accretion of DIC for the funded debt of the Credit Facility is at an annual rate of 25.9%, resulting in an overall effective annual rate of 40.9% (excluding the impact of unused line fees, collateral monitoring fees, and amortization of debt issuance costs related to the unfunded portion of the Credit Facility).

Based on the $170.4 million contractual liability outstanding under the Credit Facility, the scheduled future maturities as of March 31, 2017, are as follows (in thousands):

12-Months Ending March 31,	Principal		Trigger Event Fees	Consulting	Total
	(in thousands)
2018	$46,131	(1)	$—	$2,000	$48,131
2019	29,250		—	2,000	31,250
2020	30,000		—	2,000	32,000
2021	1,827		57,219	—	59,046
Total	$107,208		$57,219	$6,000	$170,427
(1)	As discussed in Notes 8 and 11 to our unaudited consolidated financial statements included elsewhere in this joint proxy statement/prospectus, consists of (i) aggregate monthly principal amortization of $25.5 million as set forth in the Third Amendment to the Credit Facility, (ii) the mandatory prepayment of $14.8 million of principal in April 2017 in connection with an insurance settlement agreement, and (ii) a principal payment of $6.5 million, including satisfaction of the 75% of Excess Cash Flow mandatory prepayment of $4.0 million for the quarter ended March 31, 2017 and an additional principal payment of $2.5 million required as part of the Third Amendment.

As of March 31, 2017, the current maturities of long-term debt amounted to $48.1 million as shown in the table above. The scheduled minimum principal payments shown above for the 12-month period ending March 31, 2018 exclude (i) principal payments based on the calculation of 75% of Excess Cash Flow generated for each of the four calendar quarters for the 12-month period ending on March 31, 2018, (ii) additional principal payments that we are required to make from the $35.0 million equity issuance proceeds, (iii) Customer Prepayments for service periods exceeding one year that are received after April 1, 2017, and that are required to be applied to reduce the outstanding principal balance, and (iv) additional principal payments that we may elect to make in connection with the merger agreement. In May 2017, we made a principal prepayment of $6.5 million, including satisfaction of the 75% of Excess Cash Flow mandatory prepayment of $4.0 million for the first quarter of 2017 and an additional principal prepayment of $2.5 million. Mandatory principal payments based on Excess Cash Flow generated in subsequent quarters are excluded since they are contingent payments based on the generation of working capital in the future, and changes resulting from the Third Amendment are not given effect prior to the execution date. Fifty percent of the proceeds from the $35.0 million of equity issuances are required to be applied as a $13.8 million principal payment and a make-whole interest payment of approximately $3.7 million.

Borrowings under the Credit Facility are collateralized by substantially all of our assets, including certain cash depository accounts that are subject to control agreements with the lenders under the Credit Facility. As of March 31, 2017, the restricted cash balance under the control agreements totaled $19.5 million. Under the Credit Facility, we are required to comply with various financial and operational covenants on a monthly or quarterly basis, including a leverage ratio, minimum liquidity, churn rate, asset coverage ratio, minimum gross margin, and certain budgetary compliance restrictions. The Credit Facility also prohibits or limits our ability to incur additional debt, pay cash dividends, sell assets, merge or consolidate with another company, and other customary restrictions associated with debt arrangements. From November 2016 through April 2017, we had made expenditures that exceeded certain budgetary compliance covenants which resulted in the existence of an event of default under the Credit Facility that was subsequently cured by the Third Amendment.

In addition to the Credit Facility, we entered into a consulting agreement with the Origination Agent. In addition to four cash payments of $2.0 million to the Origination Agent, the consulting agreement also provided for the issuance of a warrant to the Origination Agent at an exercise price of $1.35 per share to purchase 11,075,027 shares of our Class A common stock, representing approximately 5.0% of our fully-diluted share capital. In order to maintain the number of shares equivalent to 5.0% of our fully-diluted share capital, the number of shares issuable under the warrant is subject to increase if we subsequently complete equity offerings up to $20.0 million. As of March 31, 2017, warrants held by the Origination Agent were exercisable for a total of approximately 14,110,260 shares of our Class A common stock, reflecting additional warrants issued as part of the Series C Preferred (defined below) issuance that triggered the ant-dilution provision noted above. The Origination Agent warrants are redeemable for cash at the option of the holders at the earliest to occur of (i) termination of the Credit Facility, (ii) a change of control, or (ii) 30 days prior to the stated expiration date of the warrants. The redemption price is equal to the fair value of the warrants on the date that redemption is elected. The fair value of this redemption liability as of March 31, 2017 amounted to $7.9 million and is included in our consolidated balance sheet as a long-term liability.

Subject to consummation of the merger agreement, the Origination Agent warrants were modified to provide for the issuance of an additional 260,000 warrants exercisable at $1.35 per share, resulting in an aggregate of 14.4 million warrants exercisable by the Origination Agent. The Origination Agent agreed that upon consummation of the merger agreement such warrants will be converted into warrants for shares of RMNI, with the number of shares and exercise price adjusted for the Exchange Ratio. Additionally, the anti-dilution provisions and the cash redemption feature would be eliminated.

In October 2016, we filed Amended and Restated Articles of Incorporation (“Restated Articles”) to create a newly designated Series C Preferred Stock (“Series C Preferred”) and to authorize the issuance of up to 56,441,036 shares of Series C Preferred. The Restated Articles set forth the rights of the holders of Series C Preferred and modified certain rights of the holders of Series B Preferred Stock (“Series B Preferred”). The Series C Preferred has similar terms to the Series B Preferred.

In October 2016, we entered into a Series C Preferred Stock Purchase Agreement with a group of investors resulting in the issuance of 56,441,036 shares of Series C Preferred for approximately $0.18 per share, for gross proceeds of $10.0 million. The net proceeds were $9.9 million and were used to satisfy the required equity participation by the lenders under the Credit Facility and payment of the Rimini I judgment.

In May 2017, we entered into the merger agreement with GPIA, which is expected to satisfy the covenant discussed above to issue at least $35.0 million of equity. However, the merger agreement requires GPIA and us to jointly file a Form S-4 registration statement with the SEC. Upon effectiveness of the Form S-4 registration statement, among other conditions to consummation of the business combination, our stockholders and the shareholders of GPIA are required to vote to approve the consummation of the business combination. Therefore, no assurance can be provided that consummation of the business combination will occur. Pursuant to the Fifth Amendment, the lenders under the Credit Facility will be entitled to certain “target date” fees if (i) the filing date for the Form S-4 registration statement occurs after June 30, 2017, and (ii) the consummation of the merger occurs after August 31, 2017. If these target dates are not achieved, additional fees of 1.0% of the $125.0 million commitment will be required as of the designated target date and will continue to be incurred for each subsequent calendar month that the delays continue. The target date fees are payable in cash upon the earlier of (i) receipt of the equity issuance proceeds discussed above, (ii) the maturity date of the Credit Facility, and (iii) the termination date of the Credit Facility.

Prior to consummation of the business combination, Rimini Street and GPIA may jointly elect to offer the lenders under the Credit Facility the ability to convert up to $21.0 million of obligations under the Credit Facility at $10.00 per share for 2,100,000 GPIA ordinary shares, effective immediately prior to the first merger. If Rimini Street and GPIA elect to make this offer, the lenders under the Credit Facility are under no obligation to accept it.

During 2015 and 2016, we experienced net revenue growth in excess of 35% annually. As of March 31, 2017, we had unrestricted cash and cash equivalents of approximately $13.2 million and restricted cash and cash equivalents of approximately $20.1 million. We believe that our existing capital resources combined with expected cash flow from operating activities will be sufficient to meet our anticipated cash needs for the next year or longer.

If the equity issuances are not completed by November 30, 2018, and the lenders under the Credit Facility are unwilling to continue to amend the terms of the Credit Facility and provide waivers, they may demand immediate payment of all outstanding contractual liabilities under the Credit Facility. In this case, we may seek other financing alternatives, which could result in further restricting our operations. There can be no assurance that additional equity or debt financing alternatives will be available on acceptable terms, if at all.

Cash Flows Summary

Presented below is a summary of our operating, investing and financing cash flows:

	Year Ended December 31,			Three Months Ended March 31,
	2014	2015	2016	2016	2017
	(in thousands)
Consolidated Statements of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$3,215	$1,573	$(59,609)	$6,003	$6,594
Investing activities	(1,242)	(1,747)	(1,188)	(53)	(101)
Financing activities	(2,954)	(842)	77,088	217	(1,650)

Cash Flows Provided By Operating Activities

For the three months ended March 31, 2017, cash flows provided by operating activities was $6.6 million. The positive cash flows resulted primarily from an increase in deferred revenue of $0.3 million, non-cash expenses of $8.3 million (including $6.0 million of accretion of debt discount and issuance costs) and a reduction of accounts receivable of $14.9 million, offset by a net loss of $14.5 million and a net decrease in other working capital amounts of $7.5 million.

For the three months ended March 31, 2016, cash flows provided by operating activities was $6.0 million. The positive cash flows resulted primarily from an increase in deferred revenue of $3.6 million, non-cash expenses of $1.1 million and a reduction of accounts receivable of $11.5 million, offset by a net loss of $8.0 million and a net decrease in other working capital amounts of $2.2 million.

For the year ended December 31, 2016, cash flows used in operating activities was $59.6 million. The cash used primarily related to our net loss of $12.9 million, the $124.4 million litigation payment and an increase in accounts receivable of $14.6 million, partially offset by an increase in deferred revenue of $57.0 million, non-cash expenses of $18.4 million (including $10.1 million of accretion of debt discount and issuance costs) and a net decrease in other working capital amounts of $14.0 million.

For the year ended December 31, 2015, cash flows provided by operating activities was $1.6 million. The positive cash flows resulted primarily from an increase in deferred revenue and accrued litigation settlement of $22.3 million and $21.4 million, respectively, and a reduction of other working capital amounts of $8.2 million, and non-cash expenses of $3.5 million partially offset by an increase in accounts receivable of $8.5 million and our net loss of $45.3 million.

For the year ended December 31, 2014, cash flows provided by operating activities was $3.2 million. The positive cash flows resulted primarily from an increase in accrued litigation settlement and deferred revenue of $100.0 million and $25.7 million, respectively, a reduction in other working capital amounts of $4.9 million, and non-cash expenses of $9.5 million, partially offset by an increase in accounts receivable of $9.0 million, and our net loss of $127.8 million.

Cash Flows Used In Investing Activities

Cash used in investing activities is primarily driven by capital expenditures for leasehold improvements and computer equipment as we continued to invest in our business infrastructure and advance our geographic expansion. Capital expenditures totaled $1.2 million, $1.7 million and $1.2 million for the years ended December 31, 2014, 2015 and 2016, respectively, and $0.1 million and $0.1 million for the three months ended March 31, 2016 and 2017, respectively. The 2015 activity was higher than 2014 due to office expansions and infrastructure spending both inside and outside the United States, while 2016 spending decreased due to covenants in the Credit Facility that put restrictions on cash expenditures.

Cash Flows From Financing Activities

Cash used in financing activities of $1.7 million for the three months ended March 31, 2017 was primarily attributable to scheduled principal payments of $1.5 million under our new Credit Facility and principal payments on capital lease obligations of $0.2 million.

Cash provided by financing activities of $0.2 million for the three months ended March 31, 2016 was primarily attributable to borrowings under our prior line of credit of $0.5 million, partially offset by principal payments of $0.2 million under our prior line of credit, and principal payments of $0.1 million on capital lease obligations.

Cash provided by financing activities of $77.1 million for the year ended December 31, 2016 was primarily attributable to net proceeds from borrowings under the Credit Facility entered in June 2016 for $83.8 million, and net proceeds of $9.9 million from the issuance of Series C preferred stock in October 2016. These sources of cash total $93.7 million and were partially offset by (i) principal payments to repay our previous line of credit for $14.8 million, (ii) principal payment under our new Credit Facility of $0.5 million, (iii) principal payments on capital lease obligations of $0.7 million, and (iv) payments for debt issuance costs of $0.6 million.

Cash used in financing activities of $0.8 million for the year ended December 31, 2015 was primarily attributable to principal payments of $0.4 million under our prior line of credit, and principal payments of $0.4 million on capital lease obligations.

Cash used in financing activities of $2.9 million for the year ended December 31, 2014 was primarily attributable to payments for deferred offering costs of $2.3 million, and net principal reductions of $0.6 million under our prior line of credit and capital lease obligations.

Contractual Obligations

The following table summarizes our contractual obligations on an undiscounted basis as of December 31, 2016, and the period in which each contractual obligation is due:

	Year Ending December 31,
	2017	2018	2019	2020	2021	Thereafter	Total
	(in thousands)
Credit Facility:
Components of debt carrying value(1):
Principal	$22,750	$28,500	$30,000	$26,650	$—	$—	$107,900
Consulting	2,000	2,000	2,000	—	—	—	6,000
Trigger event fees	—	—	—	55,258	—	—	55,258
Components of stated interest rate(2):
Interest payable in cash	12,281	9,320	5,960	1,657	—	—	29,218
Interest payable in kind	—	—	—	8,205	—	—	8,205
Components of debt financing fees:
Collateral monitoring fees(3)	2,600	2,018	1,317	332	—	—	6,267
Unused line fees(4)	887	887	425	—	—	—	2,199
Annual loan service fee	395	395	395	—	—	—	1,185
Annual agent fee	55	55	55	—	—	—	165
Leases:
Operating leases	4,198	3,899	3,350	3,001	2,883	2,075	19,406
Capital leases	893	460	87	—	—	—	1,440
Total	$46,059	$47,534	$43,589	$95,103	$2,883	$2,075	$237,243
(1)	The principal payments are based on the Credit Facility amortization schedule, as amended. Scheduled minimum principal payments shown above for the year ending December 31, 2017 exclude the impact of (i) the repayment of $14.1 million of principal in April 2017 in connection with an insurance settlement, (ii) principal payments based on the calculation of 75% of Excess Cash Flow, if any, generated for each of the calendar quarters ending in 2017, (iii) additional principal payments that Rimini Street is required to make from the $35.0 million equity issuance proceeds, (iv) Customer Prepayments for service periods exceeding one year that are received after April 1, 2017, and that are required to be applied to reduce the outstanding principal balance, and (v) additional principal payments that Rimini Street may elect to make in connection with the merger agreement. Principal payments based on the insurance settlement, Excess Cash Flow and future Customer Prepayments are excluded from the table since they are contingent payments based on the generation of working capital in the future, and principal payments that result from modifications of the Credit Facility are excluded until the period of the modification.
(2)	Interest payable in cash at the stated rate of 12.0% per annum is included in the table based on the calculated principal balance as described in footnote (1) above. Make-whole interest payments are excluded from the table since they are in lieu of interest otherwise included in the table. Interest that is payable in kind at the stated rate of 3.0% per annum is payable at maturity of the Credit Facility and the amount presented is the cumulative PIK interest from January 1, 2017 through the maturity date, based on the principal balance as described in footnote (1) above.
(3)	Collateral monitoring fees are 2.5% per annum based on the outstanding principal balance as described in footnote (1) above.
(4)	Unused line fee line fees are charged on the unfunded portion of the Credit Facility of $17.5 million based on a fee of 5.0% per annum. We are permitted to terminate the commitment related to the $17.5 million beginning in June 2019, and if we have not borrowed these funds we intend to terminate the commitment at that time. Accordingly, we have not included unused line fees in the table after June 2019.

Off-Balance Sheet Arrangements

During the periods presented, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities, which were established for the purpose of facilitating off-balance sheet arrangements.

Qualitative and Quantitative Disclosures About Market Risk

Foreign Currency Exchange Risk

We have foreign currency risks related to our net revenue and operating expenses denominated in currencies other than the U.S. Dollar, primarily the Euro, British Pound Sterling, Brazilian Real, Australian Dollar, Indian Rupee and the Japanese Yen. We generated approximately 73%, 70%, 69%, 66% and 66% of our net revenue in the United States and approximately 27%, 30%, 31%, 34% and 34% of our net revenue from our international business for the years ended December 31, 2014, 2015 and 2016, respectively, and for the three months ended March 31, 2016 and 2017, respectively. Increases in the relative value of the U.S. Dollar to other currencies may negatively affect our net revenue, partially offset by a positive impact to operating expenses in other currencies as expressed in U.S. Dollars.

We have experienced and will continue to experience fluctuations in our net loss as a result of transaction gains or losses related to revaluing certain current asset and current liability balances, including intercompany receivables and payables, which are denominated in currencies other than the functional currency of the entities in which they are recorded. While we have not engaged in the hedging of our foreign currency transactions to date, we are evaluating the costs and benefits of initiating such a program and we may in the future hedge selected significant transactions denominated in currencies other than the U.S. Dollar.

Interest Rate Sensitivity

We hold cash and cash equivalents for working capital purposes. We do not have material exposure to market risk with respect to investments, as any investments we enter into are primarily highly liquid investments.

Inflation Risk

We do not believe that inflation currently has a material effect on our business.

Critical Accounting Policies and Significant Judgements and Estimates

Our management’s discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported net revenue and expenses during the reporting periods. These items are monitored and analyzed by us for changes in facts and circumstances, and material changes in these estimates could occur in the future. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Changes in estimates are reflected in reported results for the period in which they become known. Actual results may differ from these estimates under different assumptions or conditions.

We believe that of our significant accounting policies, which are described in note 2 to our consolidated financial statements, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations.

Debt

At inception of the Credit Facility, we evaluated the Credit Facility as well as several related agreements that were entered into concurrently to determine if the fair value of the cash and non-cash amounts payable pursuant to such agreements are required to be treated as debt discounts and issuance costs. In addition, for amounts subject to a consulting agreement entered into concurrently with the Origination Agent, we determined that the fair value of the warrants issued at inception, the annual consulting services, and the trigger event fees payable at termination of the

Credit Facility, should all be accounted for as additional consideration to obtain the financing. Accordingly, these costs, as well as origination fees, original issue discounts, and incremental and direct professional fees paid by us for our own account and similar costs paid on behalf of the lenders under the Credit Facility, were treated as debt discount and issuance costs.

Debt issuance costs are allocated proportionately, based on cumulative borrowings in relation to the total financing commitment, between the funded and unfunded portions of the Credit Facility debt. Debt issuance costs and discounts related to funded debt are classified as a reduction in the carrying value of the debt in our consolidated balance sheets and are accreted to interest expense using the effective interest method. Debt issuance costs related to unfunded debt are classified as a long-term asset in our consolidated balance sheets, and are generally amortized using the straight-line method over the contractual term of the debt agreement. When we borrow incremental amounts under the Credit Facility, the net carrying value of debt issuance costs related to previously unfunded debt are transferred to debt discounts and issuance costs related to funded debt where they are included as a component of the carrying value of the funded debt and accreted prospectively using the effective interest method.

The Credit Facility is a highly complex legal document that contains numerous embedded derivatives that we are required to evaluate for accounting recognition. For embedded derivatives, we record the fair value, if any, as a liability at the date of such determination. We also evaluate each embedded derivative on a quarterly basis to determine if the facts and circumstances have changed whereby the liability has increased or decreased. When a liability is initially established or changed for an embedded derivative, a corresponding adjustment to non-operating income or expenses is reflected in our consolidated statements of operations.

The balance sheet classification of our debt between current and long-term liabilities takes into account scheduled principal payments in effect under the Credit Facility, and Excess Cash Flow prepayments, if any, for quarterly periods ending on or before the balance sheet date. We are obligated to make principal payments in the future based on the calculation of Excess Cash Flow and such prepayments for periods after the balance sheet date are not included in current liabilities since they are contingent prepayments based on the generation of working capital in the future.

When we amend our debt agreements, we evaluate the terms to determine if the amendment should be accounted for as a modification or an extinguishment. This determination has a significant impact on our current and future results of operations, since a conclusion that a debt extinguishment has occurred results in the recognition of a loss consisting of all costs incurred before the amendment. Alternatively, if we conclude that the amendment should be accounted for as a modification, such costs continue to be accounted for as a component of the carrying value of the debt, and amounts paid to the lenders under the Credit Facility to obtain the amendment are accounted for as a debt issuance cost and allocated between the funded debt and the unfunded debt. When we make mandatory prepayments of principal under the Credit Facility we write-off a proportional amount of unamortized debt discounts and issuance costs in relation to the total debt obligations under the Credit Facility.

Revenue Recognition

Revenue is derived from support services, and to a lesser extent, software licensing and related maintenance and professional services. A substantial majority of revenue is from support services, and revenue from other sources has been minimal to date. Revenue is recognized when all the following criteria are met:

•	Persuasive evidence of an arrangement exists. We generally rely on a written sales contract to determine the existence of an arrangement.
•	Delivery has occurred. We consider delivery to have occurred over the contractual term when support service is available to the customer in the manner prescribed in the contractual arrangement, and when there are no further additional performance or delivery obligations.
•	Fee is fixed or determinable. We assess whether the sales price is fixed or determinable based on the payment terms and whether the sales price is subject to refund or adjustment.
•	Collection is reasonably assured. Collection is deemed probable if we expect that the customer will be able to pay amounts under the arrangement as payments become due. Previous uncollectable receivables have not had a material impact on the consolidated financial statements for the periods presented.

We recognize our support services revenue provided on third-party software in accordance with Accounting Standards Codification (ASC) 605, Revenue Recognition, and SEC Staff Accounting Bulletin (SAB) 104, Revenue

Recognition. Pricing for support services is generally established on a per-customer basis as set forth in the arrangements. The non-cancellable terms of our support services arrangements average two years and in most cases, include an extended initial support service period of generally three to six months for transition and onboarding tasks. This results in a discounted fee for the initial support service period. For such arrangements, revenue is limited to the amount that is not contingent upon the future delivery of support services whereby each annual billing period is recognized on a straight-line basis over the respective annual support service period. For arrangements not subject to this contingent revenue limitation, the total arrangement fee is recognized as revenue on a straight-line basis over the non-cancellable term.

In certain circumstances, we enter into arrangements with multiple elements, comprised of support services for multiple third-party software platforms and to a much lesser extent professional services and software product licensing and related maintenance support. When we enter into multiple element arrangements, these arrangements are evaluated to determine if the multiple elements consist of more than one unit of accounting and can be separated accordingly. Based on separation criteria under U.S. GAAP, deliverables in multiple element arrangements can be segregated into separate units of accounting if: a) they have value to the customer on a standalone basis. The items have value on a standalone basis if they are sold separately by any vendor or the customer could resell the delivered items on a standalone basis; b) if the sales arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered items are considered probable and substantially in the control of the vendor. If deliverables can be separated into individual units of accounting, then we allocate consideration at the inception of an arrangement to all deliverables based on the relative selling price method in accordance with the selling price hierarchy, which includes: (i) vendor-specific objective evidence (“VSOE”) if available; (ii) third-party evidence (“TPE”) if VSOE is not available, and (iii) best estimate of selling price (“BESP”) if neither VSOE nor TPE is available. Revenue from each deliverable are recognized when all requirements are met for that specific deliverable. If deliverables cannot be separated into separate units of accounting, then the arrangement will be accounted for as a single unit of accounting and revenue will be recognized when all requirements are met for all deliverables within the arrangement.

In determining VSOE, accounting guidance requires that a substantial majority of the standalone selling prices for these products fall within a reasonably narrow pricing range. We have not established VSOE due to lack of pricing consistency. We have also concluded that TPE is not a practical alternative due to differences in our service offerings compared to other parties and the availability of relevant third-party pricing information. Accordingly, for replacement of vendor support services, we establish BESP primarily by consistently pricing its arrangements following its internal pricing policy of quoting the customers a 50% discount to their current annual support fees they would otherwise pay enterprise software vendors. We regularly review BESP. Changes in assumptions or judgments or changes to the elements in the arrangement could cause an increase or decrease in the amount of revenue that we report in a particular period.

In a limited number of arrangements, we also license software products and related maintenance services under term-based arrangements. The terms of software licenses and services support are the same, and when support services are terminated, the software license is also terminated. To date software has not been licensed separately, but rather has only been licensed along with service support arrangements. This software is considered essential to the functionality of the support services for these arrangements. We apply the provisions of ASC 985-605, Software Revenue Recognition, to these deliverables. Accordingly, all revenue from the software license is recognized over the term of the support services.

Deferred revenue consists of billings issued that are non-cancellable but not yet paid and payments received in advance of revenue recognition. We typically invoice our customers at the beginning of the contract term, in annual and multi-year installments. Deferred revenue that is anticipated to be recognized during the succeeding 12-month period is recorded as current deferred revenue and the remaining portion is recorded as long-term deferred revenue.

Valuation of Embedded Derivatives, Redeemable Warrants, and Stock-Based Compensation

We are a private company with no active market for our common stock. When we enter into a financial instrument such as a debt or equity agreement (the “host contract”), we assess whether the economic characteristics of any embedded features are clearly and closely related to the primary economic characteristics of the remainder of the host contract. When it is determined that (i) an embedded feature possesses economic characteristics that are not clearly and closely related to the primary economic characteristics of the host contract, and (ii) a separate, stand-alone instrument with the same terms would meet the definition of a financial derivative instrument, then the embedded feature is bifurcated from the host contract and accounted for as a derivative instrument. The estimated fair value of the derivative feature is recorded separately from the carrying value of the host contract, with subsequent changes in the estimated fair value recorded as a non-operating gain or loss in our consolidated statements of operations.

The Credit Facility includes features that were determined to be embedded derivatives requiring bifurcation and accounting as separate financial instruments. The fair value of these embedded derivatives is estimated using the “with” and “without” method. Accordingly, the Credit Facility was first valued with the embedded derivatives (the “with” scenario) and subsequently valued without the embedded derivative (the “without” scenario). The fair values of the embedded derivatives were estimated as the difference between the fair values of the Credit Facility in the “with” and “without” scenarios. The fair values of the Credit Facility in the “with” and “without” scenarios were determined using the income approach, specifically the yield method. Significant “Level 3” assumptions used in the valuation of the embedded derivatives include the timing of projected principal payments, the remaining term to maturity, and the discount rate.

We issued warrants to the Origination Agent in connection with a consulting agreement entered into concurrently with the Credit Facility. The Origination Agent warrants are redeemable for cash at the option of the holders under certain circumstances, including termination of the Credit Facility.

The valuation methodology for the warrants was performed through a hybrid model using Monte Carlo simulation, which considers possible future equity financing and liquidity scenarios, including an initial public offering, a sale of the business, and a liquidation of Rimini Street. Key assumptions inherent in the warrant valuation methodology include projected revenue multiples, historical volatility, the risk-free interest rate, a discount rate for lack of marketability, and an overall discount rate.

We measure the cost of employee and director services received in exchange for all equity awards granted, including stock options, based on the fair market value of the award as of the grant date. We compute the fair value of options using the Black-Scholes-Merton (“BSM”) option pricing model. Assumptions used in the valuation of stock options include the expected life, volatility, risk-free interest rate, dividend yield, and the fair value of our common stock on the date of grant. We utilized the observable data for a group of peer companies that grant options with substantially similar terms to assist in developing our volatility assumption. The risk-free rate is based on U.S. Treasury yields in effect at the time of grant over the expected term. We did not assume a dividend yield since we have never paid dividends and do not plan to do so for the foreseeable future. The fair value of our common stock is based on the valuation methodology described above for the Origination Agent warrants.

We recognize the cost of the equity awards over the period that services are provided to earn the award, usually the vesting period. For awards granted which contain a graded vesting schedule, and the only condition for vesting is a service condition, compensation cost is recognized as an expense on a straight-line basis over the requisite service period as if the award was, in substance, a single award. Stock-based compensation expense is recognized based on awards ultimately expected to vest whereby estimates of forfeitures are based upon historical experience.

The assumptions used in estimating the fair value of warrants, derivatives and stock-based payment awards represent our best estimates, but these estimates involve inherent uncertainties and the application of our judgment. As a result, if factors change and we use different assumptions, warrant and stock-based compensation expense could be different in the future. Once our common stock becomes publicly traded, certain key valuation inputs to the option pricing method will be based on publicly available information. These key valuation inputs include the fair value of our common stock, and once there is sufficient trading history the volatility is expected to be derived from the historical trading activity of our common stock.

Please refer to Note 7, Stock Options and Warrants, to our 2016 audited consolidated financial statements included elsewhere in this joint proxy statement/prospectus for details regarding valuation and accounting for warrants and options under our equity-based compensation plans.

Income Taxes

We account for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to be recovered or settled. Realization of deferred tax assets is dependent upon future taxable income. A valuation allowance is recognized if it is more likely than not that some portion or all of a deferred tax asset will not be realized based on the weight of available evidence, including expected future earnings.

We recognize an uncertain tax position in its financial statements when we conclude that a tax position is more likely than not to be sustained upon examination based solely on its technical merits. Only after a tax position passes the first step of recognition will measurement be required. Under the measurement step, the tax benefit is measured as the largest amount of benefit that is more likely than not to be realized upon effective settlement. This is determined on a cumulative probability basis. The full impact of any change in recognition or measurement is reflected in the period in which such change occurs. Interest and penalties related to income taxes are recognized in the provision for income taxes.

United States federal and state laws impose substantial restrictions on the utilization of net operating loss and tax credit carryforwards in the event of an ownership change for tax purposes, as defined in Section 382 of the Internal Revenue Code. Depending on the significance of past and future ownership changes, our ability to realize the potential future benefit of tax losses and tax credits that existed at the time of the ownership change may be significantly reduced. We have not yet performed a Section 382 study to determine the amount of reduction, if any.

We have no provision for United States income taxes on undistributed earnings of its foreign subsidiaries because it is our intention to permanently reinvest these earnings outside the United States. If such earnings were distributed, we may be subject to additional United States tax expense. As of December 31, 2016, the cumulative amount of earnings upon which United States income taxes had not been provided was approximately $7.0 million. The unrecognized deferred tax liability for these earnings was approximately $0.5 million.

We file income tax returns in the United States federal, State of California and various other state jurisdictions, as well as various other jurisdictions outside of the United States. Our United States federal and state tax years for 2006 and forward are subject to examination by taxing authorities, due to unutilized net operating losses. All tax years for jurisdictions outside of the United States are also subject to examination. We do not have any unrecognized tax benefits to date.

Loss Contingencies

We are subject to the possibility of various loss contingencies arising in the ordinary course of business. An estimated loss contingency is accrued when it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated. If some amount within a range of loss appears to be a better estimate than any other amount within the range, we accrue that amount. Alternatively, when no amount within a range of loss appears to be a better estimate than any other amount, we accrue the lowest amount in the range. If we determine that a loss is reasonably possible and the range of the loss is estimable, then we disclose the range of the possible loss. If we cannot estimate the range of loss, it will disclose the reason why we cannot estimate the range of loss. On a quarterly basis we evaluate current information available to it to determine whether an accrual is required, an accrual should be adjusted and if a range of possible loss should be disclosed.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (FASB) or other standard setting bodies that are adopted by us as of the specified effective date. Unless otherwise discussed, we believe that the impact of recently issued standards that are not yet effective will not have a material impact on our financial position or results of operations upon adoption.

Please refer to the section entitled Recent Accounting Pronouncements under Note 2 –Significant Accounting Policies in the notes to the 2016 consolidated financial statements of Rimini Street included elsewhere in this joint proxy statement/prospectus for additional information on recently issued accounting standards and our plans for adoption of those standards.

MANAGEMENT OF RMNI FOLLOWING THE BUSINESS COMBINATION

Currently, GPIA’s board of directors is comprised of five directors, Antonio Bonchristiano (Chief Executive Officer and Chief Financial Officer), Fersen Lamas Lambranho (Chairman), Christopher Brotchie, Alexandre Hohagen and Fernando d’Ornellas Silva.

Our board of directors following the business combination is expected to be comprised of nine directors, of which seven (including Seth A. Ravin) will be designated by Rimini Street and two will be designated by GPIA. Each director will hold office until his term expires at the next annual general meeting of shareholders or until his death, resignation, removal or the earlier termination of his term of office.

Currently, Rimini Street’s executive management team is comprised of Seth A. Ravin, Sebastian Grady, Nancy Lyskawa, Kevin Maddock, David Rowe, Thomas Sabol, Thomas C. Shay, Brian Slepko, and Daniel B. Winslow.

Our executive management team following the business combination is expected to be comprised of Seth A. Ravin (Chief Executive Officer), Sebastian Grady, Nancy Lyskawa, Kevin Maddock, David Rowe, Thomas Sabol, Thomas C. Shay, Brian Slepko, and Daniel B. Winslow.

The following sets forth certain information, as of the date of this joint proxy statement/prospectus, concerning the persons who are expected to serve as directors and executive officers of RMNI following the consummation of the business combination.

Name	Age	Position
Seth A. Ravin	51	Chief Executive Officer and Chairman of the Board of Directors
Sebastian Grady	53	President
Nancy Lyskawa	54	Senior Vice President, Global Client Onboarding
Kevin Maddock	52	Senior Vice President, Global Sales
David Rowe	51	Senior Vice President and Chief Marketing Officer
Thomas Sabol	58	Senior Vice President and Chief Financial Officer
Thomas C. Shay	51	Senior Vice President, Chief Information Officer, Secretary and Director
Brian Slepko	54	Senior Vice President, Global Service Delivery
Daniel B. Winslow	59	Senior Vice President, General Counsel
Jack L. Acosta(1)	69	Director
Thomas Ashburn(2)(3)	73	Director
Steve Capelli(2)(3)	59	Director
Robin Murray(1)	51	Director
Margaret (Peggy) Taylor(1)(2)	66	Director
Antonio Bonchristiano(3)	50	Director
Andrew Fleiss(1)(2)	39	Director
(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Nominating and Corporate Governance Committee.

Directors and Executive Officers

Seth A. Ravin

The biography of Mr. Ravin is set forth in the section entitled “Information about Rimini Street—Executive Officers of Rimini Street—Seth A. Ravin”.

We believe that Mr. Ravin possesses specific attributes to qualify him to serve as a member of our board of directors, including the perspective and experience he brings as Rimini Street’s Chief Executive Officer. We also value his deep understanding of Rimini Street’s business as it has evolved over time and his extensive senior management expertise in the software maintenance and support services industry.

Sebastian Grady

The biography of Mr. Grady is set forth in the section entitled “Information about Rimini Street—Executive Officers of Rimini Street—Sebastian Grady”.

Nancy Lyskawa

The biography of Ms. Lyskawa is set forth in the section entitled “Information about Rimini Street—Executive Officers of Rimini Street—Nancy Lyskawa”.

Kevin Maddock

The biography of Mr. Maddock is set forth in the section entitled “Information about Rimini Street—Executive Officers of Rimini Street—Kevin Maddock”.

David Rowe

The biography of Mr. Rowe is set forth in the section entitled “Information about Rimini Street—Executive Officers of Rimini Street—David Rowe”.

Thomas Sabol

The biography of Mr. Sabol is set forth in the section entitled “Information about Rimini Street—Executive Officers of Rimini Street—Thomas Sabol”.

Thomas Shay

The biography of Mr. Shay is set forth in the section entitled “Information about Rimini Street—Executive Officers of Rimini Street—Thomas Shay”.

We believe that Mr. Shay possesses specific attributes to qualify him to serve as a member of our board of directors, including the perspective and experience he brings as our Chief Information Officer and a longstanding member of our board of directors. We also value his deep understanding of our business as it has evolved over time and his strong background in enterprise software maintenance and support.

Brian Slepko

The biography of Mr. Slepko is set forth in the section entitled “Information about Rimini Street—Executive Officers of Rimini Street—Brian Slepko”.

Daniel B. Winslow

The biography of Mr. Winslow is set forth in the section entitled “Information about Rimini Street—Executive Officers of Rimini Street—Daniel B. Winslow”.

Jack L. Acosta

Jack L. Acosta has served as a member of our board of directors since October 2013. Mr. Acosta served as Chief Financial Officer and Vice President, Finance of Portal Software, a software company acquired by Oracle Corporation, from February 1999 to September 2001. In addition, Mr. Acosta served as Secretary of Portal Software from February 1999 to April 1999. From July 1996 to January 1999, Mr. Acosta served as Executive Vice President and Chief Financial Officer of Sybase, Inc., a database company acquired by SAP AG. Mr. Acosta serves on the board of directors of Five9, Inc., a provider of cloud software for contact centers. From March 2004 to July 2009, Mr. Acosta served on the board of directors of SumTotal Systems, Inc., a provider of learning, performance, and compensation management software and services. Mr. Acosta has served and continues to serve as a member of the board of directors of various private companies. Mr. Acosta holds a Bachelor of Science in Industrial Relations from California State University East Bay, a M.S. in Management Sciences from California State University East Bay and an Honorary Doctor of Humane Letters degree from California State University East Bay.

We believe Mr. Acosta is qualified to serve as a member of our board of directors because of his extensive experience in the enterprise software industry and serving on the boards of directors of various technology companies.

Thomas Ashburn

Thomas Ashburn has served as a member of our board of directors since January 2014. Previously, Mr. Ashburn served in various management positions at BEA Systems, Inc. (acquired by Oracle Corporation), from February 2002 to 2007, and served as President, Worldwide Field Organization, from May 2006 to 2007, as Executive Vice

President, Worldwide Field Organization, from August 2004 to May 2006, and as Executive Vice President, Worldwide Services, from February 2002 to August 2004. Mr. Ashburn served as an advisor to BEA Systems, Inc. for Worldwide Services from August 2001 to February 2002. Prior to his service with BEA Systems, Inc., Mr. Ashburn served in various management positions at Hewlett-Packard Company, including most recently as Vice President and General Manager, Hewlett-Packard Services, from 1998 to February 2001. Mr. Ashburn has also served and continues to serve as a member of the board of directors of various private companies. Mr. Ashburn holds a Bachelor of Science degree in Industrial Technology from California State University, Long Beach.

We believe Mr. Ashburn is qualified to serve as a member of our board of directors because of his extensive experience in the enterprise software industry and serving on boards of directors of various technology companies.

Steve Capelli

Steve Capelli has served as a member of our board of directors since January 2014. Mr. Capelli is the Chief Financial Officer of Blackberry Limited, a position he has held since October 2016. Previously, Mr. Capelli served in various management positions at Sybase, Inc. (acquired by SAP), from December 1997 to April 2011, most recently as President, Worldwide Field Operations, from August 2006 to April 2011. From August 1992 to December 1997, Mr. Capelli served in various management positions at Siemens-Pyramid, a subsidiary of Siemens Nixdorf, a computer and electronics company, including as Chief Financial Officer, Vice President of InterContinental Sales, and Director of Field Operations. From January 2005 to November 2005, Mr. Capelli served on the board of directors of Apropos Technology, Inc., a publicly traded business communication software firm. In addition, Mr. Capelli serves as a member of the board of directors of various private companies. Mr. Capelli holds a Bachelor of Science degree in Accounting from The College of New Jersey and an M.B.A. from Rutgers University.

We believe Mr. Capelli is qualified to serve as a member of our board of directors because of his extensive experience in the enterprise software industry and serving on boards of directors of various technology companies.

Robin Murray

Robin Murray has served as a member of our board of directors since June 2009. Mr. Murray is a partner at Adams Street Partners, LLC, a global venture capital firm, which he joined in 2008. From 2001 to 2008, Mr. Murray served as a partner at 3i Ventures Corporation where he led the Menlo Park, California office. From 1997 to 2001, Mr. Murray served as Chief Financial Officer of both iPIN Corporation (ultimately acquired by Intel Corporation) and Ubicoms Ltd (ultimately acquired by The Hackett Group). From 1988 to 1995, Mr. Murray served in various roles in the London offices of J Sainsbury plc and Ernst & Young. Mr. Murray qualified as a Chartered Accountant with the Institute of Chartered Accountants of England & Wales. He holds a Bachelor of Science in Chemistry from Bristol University, England and an M.B.A. from Stanford University Graduate School of Business.

We believe Mr. Murray is qualified to serve as a member of our board of directors because of his substantial corporate finance, business strategy and corporate development expertise gained from his significant experience in the venture capital industry analyzing, investing in and serving on the boards of directors of various private technology companies. We also value his perspective as a representative of one of RMNI’s largest stockholders.

Margaret (Peggy) Taylor

Margaret (Peggy) Taylor has served as a member of our board of directors since January 2014. Previously, Ms. Taylor served as President of PeopleSoft Investments, Inc., a subsidiary of PeopleSoft, Inc. (acquired by Oracle Corporation), from January 2000 to January 2005, and as Senior Vice President of Corporate Operations of PeopleSoft, Inc. from January 1989 to December 1999. From January 2000 to December 2003, Ms. Taylor served as President of Nevada Pacific Development Corp., a consulting services firm. From December 1999 to December 2000, Ms. Taylor served as Chief Executive Officer of Venture Builders, LLC, a consulting company for start-up businesses. From May 1986 to October 1988, Ms. Taylor served as a Vice President Trust and Investment Management at Hibernia Bank. From January 1983 to October 1985, Ms. Taylor served as Vice President of Organization, Planning, and Development at Bank of California. Ms. Taylor has also served on the board of directors of numerous publicly traded corporations, including Fair Isaac Corporation, a decision analytics company, from December 1999 to February 2012. In addition, Ms. Taylor has served and continues to serve as a member of the board of directors of various private companies. Ms. Taylor holds a Bachelor of Arts degree in Communications and Psychology from Lone Mountain College of California. Ms. Taylor has also completed the Corporate Governance Program at Stanford Business School and the Compensation Committees Program at Harvard Business School.

We believe Ms. Taylor is qualified to serve as a member of our board of directors because of her extensive experience in the enterprise software industry and serving on boards of directors of various technology companies.

Antonio Bonchristiano

The biography of Mr. Bonchristiano is set forth in the section entitled “Other Information Related to GPIA— Directors and Executive Officers—Antonio Bonchristiano”.

Andrew Fleiss

Mr. Fleiss currently serves as a Managing Director of GP Investments and has led the team structuring a transaction with and performing due diligence on Rimini Street. He has 19 years of experience in principal investments and investment banking. Since joining GP Investments in 2015, Mr. Fleiss has been focused primarily on identifying a suitable consumer or services investment opportunity for GPIA to effectuate a business combination. Prior to joining GP Investments, Mr. Fleiss worked as a Principal at Liberty Partners, a private equity firm focused on control investments in manufacturing, services, healthcare and education companies. Prior to joining Liberty Partners, Mr. Fleiss worked as an Associate in the investment banking division of UBS Warburg focused on equity and debt financings, and mergers and acquisitions, for healthcare companies. Mr. Fleiss holds a bachelor’s degree from Amherst College.

We believe Mr. Fleiss is qualified to serve as a member of our board of directors because of his extensive experience in private equity and investment banking.

Corporate Governance Guidelines and Code of Business Conduct

Our board of directors will adopt Corporate Governance Guidelines that address items such as the qualifications and responsibilities of our directors and director candidates and corporate governance policies and standards applicable to us in general. In addition, our board of directors will adopt a Code of Business Conduct and Ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer, and other executive and senior financial officers. The full text of our Corporate Governance Guidelines and Code of Business Conduct and Ethics will be posted on the Corporate Governance portion of the investor relations page of RMNI’s website at www.riministreet.com. We will post amendments to our Code of Business Conduct and Ethics or waivers of our Code of Business Conduct and Ethics for directors and executive officers on the same website.

Board Composition

Our business affairs will be managed under the direction of our board of directors. Our board of directors will consist of nine members, six of whom will qualify as independent within the meaning of the independent director guidelines of NASDAQ. Messrs. Ravin, Shay and Bonchristiano are not considered independent.

Our board of directors will be divided into three staggered classes of directors. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring, as follows:

•	the Class I directors will be [•], [•] and [•], and their terms will expire at the annual meeting of stockholders to be held in 2018;
•	the Class II directors will be [•], [•] and [•], and their terms will expire at the annual meeting of stockholders to be held in 2019; and
•	the Class III directors will be [•], [•] and [•], and their terms will expire at the annual meeting of stockholders to be held in 2020.

Our articles of incorporation and bylaws will provide that the number of directors, which will be fixed at nine members, may be increased or decreased from time to time by a resolution of our board of directors. Each director’s term continues until the election and qualification of his successor, or his earlier death, resignation, or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of RMNI.

Each of our executive officers will serve at the discretion of our board of directors and will hold office until his or her successor is duly appointed and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Director Independence

In connection with the business combination, RMNI’s common stock will be listed on NASDAQ. Under the rules of NASDAQ, independent directors must comprise a majority of a listed company’s board of directors. In addition, the rules of NASDAQ require that, subject to specified exceptions, each member of a listed company’s audit, compensation, and nominating and corporate governance committees be independent. Under the rules of NASDAQ, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. Compensation committee members must also satisfy the independence criteria set forth in Rule 10C-1 under the Exchange Act.

In order to be considered independent for purposes of Rule 10A-3 and Rule 10C-1, a member of an audit committee or compensation committee of a listed company may not, other than in his or her capacity as a member of the committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

We have undertaken a review of the independence of each director and considered whether each director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, we determined that Messrs. Acosta, Ashburn, Capelli, Murray and Fleiss and Ms. Taylor, representing six of RMNI’s nine directors, will be considered “independent directors” as defined under the applicable rules and regulations of the SEC and the listing requirements and rules of NASDAQ.

Lead Independent Director

Our board of directors will adopt corporate governance guidelines that provide that one of our independent directors should serve as our Lead Independent Director at any time when the Chairman of our board of directors is not an independent director. Because Mr. Ravin will serve as the Chairman, we will appoint Ms. Taylor to serve as its Lead Independent Director. As Lead Independent Director, Ms. Taylor will communicate with our Chief Executive Officer, and serve as a liaison between members of our management and our independent directors.

Committees of the Board of Directors

Our board of directors will have the authority to appoint committees to perform certain management and administrative functions. Our board of directors will have an audit committee, a compensation committee, and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Messrs. Acosta, Murray and Fleiss and Ms. Taylor, each of whom will be a non-employee member of our board of directors, will comprise our audit committee. Mr. Acosta will be the chairman of our audit committee. We have determined that each of the members of our audit committee will satisfy the requirements for independence and financial literacy under the rules of NASDAQ and the SEC. We have also determined that Mr. Acosta will qualify as an “audit committee financial expert” as defined in the SEC rules and will satisfy the financial sophistication requirements of NASDAQ. The audit committee will be responsible for, among other things:

•	selecting and hiring our registered public accounting firm;
•	supervising and evaluating the performance and independence of our registered public accounting firm;
•	approving the audit and audit fees and pre-approving any non-audit services to be performed by our registered public accounting firm;
•	reviewing our financial statements and related disclosures and reviewing our critical accounting policies and practices;
•	reviewing and discussing with management and the independent registered public accounting firm the results of our annual audit, our quarterly financial statements, and our publicly filed reports;

•	preparing the audit committee report that the SEC requires in our annual proxy statement;
•	reviewing the adequacy and effectiveness of our internal control policies and procedures and our disclosure controls and procedures;
•	reviewing and discussing with management and the independent auditor, the overall adequacy and effectiveness of our legal, regulatory and ethical compliance programs;
•	reviewing and discussing with management and the independent auditor reports regarding compliance with applicable laws, regulations and internal compliance programs;
•	overseeing the internal audit function;
•	overseeing procedures for the treatment of complaints on accounting, internal accounting controls, or audit matters; and
•	reviewing and oversee any proposed related person transactions.

Our board of directors will adopt a written charter for the audit committee which is attached to this joint proxy statement/prospectus as Annex K.

Compensation Committee

Messrs. Ashburn, Capelli and Fleiss and Ms. Taylor, each of whom will be a non-employee member of our board of directors, will comprise our compensation committee. Ms. Taylor will be the chairman of our compensation committee. We have determined that each member of our compensation committee will meet the requirements for independence under the rules of NASDAQ and SEC rules and regulations, as well as Section 162(m) of the Code. The compensation committee will be responsible for, among other things:

•	reviewing and approving our Chief Executive Officer’s and other executive officers’ annual base salaries, incentive compensation plans, including the specific goals and amounts, equity compensation, employment agreements, severance arrangements and change in control agreements, and any other benefits, compensation or arrangements;
•	administering our equity compensation plans;
•	overseeing our overall compensation philosophy, compensation plans, and benefits programs; and
•	reviewing and evaluating director compensation.

Our board of directors will adopt a written charter for the compensation committee which is attached to this joint proxy statement/prospectus as Annex L.

Nominating and Corporate Governance Committee

Messrs. Ashburn, Capelli and Bonchristiano, each of whom will be a non-employee member of our board of directors, will comprise our nominating and corporate governance committee. Mr. Ashburn will be the chairman of our nominating and corporate governance committee. We have determined that each member of our nominating and corporate governance committee will meet the requirements for independence under the rules of NASDAQ. The nominating and corporate governance committee will be responsible for, among other things:

•	evaluating and making recommendations regarding the composition, organization, and governance of our board of directors and its committees;
•	evaluating and making recommendations regarding the creation of additional committees or the change in mandate or dissolution of committees;
•	reviewing and making recommendations with regard to our corporate governance guidelines and compliance with laws and regulations; and
•	reviewing and approving conflicts of interest of our directors and corporate officers, other than related person transactions reviewed by the audit committee.

Our board of directors will adopt a written charter for the nominating and corporate governance committee which is attached to this joint proxy statement/prospectus as Annex M.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has been an officer or employee of GPIA or Rimini Street. None of our executive officers currently serves, or in the past year has served, as a member of the compensation committee or director (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving on GPIA or Rimini Street’s compensation committee or board of directors.

EXECUTIVE COMPENSATION IN RELATION TO GPIA

Other than as described below, none of GPIA’s executive officers or directors has received any cash or other compensation for services rendered on behalf of GPIA to date. We have agreed to pay an affiliate of the Sponsor a total of $10,000 per month for office space, utilities, secretarial support and administrative services. Upon consummation of the business combination, we will cease paying these monthly fees.

GPIA is not party to any agreements with its executive officers or directors that provide for benefits upon termination of employment or service.

We expect that any of the directors or members of GPIA’s management team who provide services to RMNI after consummation of the business combination will receive compensation in the form of consulting or management fees from RMNI or one of its affiliates in respect of those services, but the amounts of any such fees and the terms of any related arrangements have not yet been determined. We do not currently expect the amount of any such fees or the terms of any such arrangements to be determined until after consummation of the business combination.

EXECUTIVE COMPENSATION IN RELATION TO RIMINI STREET

Unlike in certain other sections of this joint proxy statement/prospectus, in this section, references to “we”, the “Company”, “us” and “our” are references to Rimini Street, Inc.

Rimini Street’s named executive officers (our “Named Executive Officers”) for 2016, which consist of the person who served as our principal executive officer during 2016 and the next two most highly compensated executive officers who served as executive officers in 2016, are as follows:

•	Seth A. Ravin, our Chief Executive Officer;
•	Sebastian Grady, our President; and
•	Daniel B. Winslow, our Senior Vice President, General Counsel.

In addition, we have included compensation information for Doug Zorn, who served as our Chief Financial Officer during portions of 2015 and 2016. Mr. Zorn retired prior to December 31, 2016.

Year ended December 31, 2016 Summary Compensation Table

The following table presents summary information regarding the total compensation for services rendered in all capacities that was awarded to, earned by, and paid to each individual who served as our Chief Executive Officer at any time during 2016, which is our last completed fiscal year, our two other most highly compensated executive officers who were serving as executive officers at December 31, 2016, and one former executive officer who would have been one of our most highly compensation executive officers, but retired prior to December 31, 2016. These individuals are our Named Executive Officers for the year ended December 31, 2016.

Name and Principal Position	Year	Salary	Bonus		Option Awards(1)	Non-Equity Incentive Plan Compensation(2)	All Other Compensation(3)		Total
Seth Ravin	2016	$300,000	—		—	$278,400	$94,387		$672,787
Chief Executive Officer and Chairman of the Board	2015	298,958	—		$565,837	332,698	18,201		1,215,694

Sebastian Grady	2016	275,000	—		—	259,050	10,533		544,583
President	2015	275,000	—		—	304,973	10,075		590,048

Daniel Winslow	2016	300,000	$250,000	(4)	—	104,650	11,550		666,200
Senior Vice President and General Counsel	2015	300,000	—		—	99,095	11,050		410,145

Doug Zorn(5)	2016	238,333	1,500,000	(6)	—	—	—		1,738,333
Former Chief Financial Officer	2015	97,500	—		—	—	145,135	(7)	242,635
(1)	The amounts reported in the Option Awards column represent the grant date fair value of the stock options granted to the Named Executive Officers during the years ended December 31, 2015 and 2016 as computed in accordance with ASC Topic 718. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in the notes to our audited consolidated financial statements included in this prospectus. Note that the amounts reported in this column do not correspond to the actual economic value that may be received by the Named Executive Officers from the options.
(2)	The amounts reported in the Non-Equity Incentive Plan Compensation represent amounts earned in 2015 and 2016 for all our Named Executive Officers under our Bonus Program.

(3)	Represents the following other compensation:
Name	Year	Life Insurance Premiums	401(k) Match	Reimbursed Attorney Fees(a)	Health Costs(b)	Clothing(c)	Total
Seth Ravin	2016	$450	—	$81,424	$12,513	—	$94,387
	2015	450	—	—	2,974	$14,777	18,201
Sebastian Grady	2016	450	$10,083	—	—	—	10,533
	2015	450	9,625	—	—	—	10,075
Daniel Winslow	2016	450	11,100	—	—	—	11,550
	2015	450	10,600	—	—	—	11,050
(a)	Represents reimbursed attorney fees related to the negotiation of Mr. Ravin’s amended and restated employment agreement during 2016.
(b)	Represents certain health expenses on business trips.
(c)	Represents clothing for trial in 2015.
(4)	Represents a special bonus earned by Mr. Winslow for work related to completion of the Credit Facility in 2016. We anticipate that this bonus will be paid in full upon completion of the business combination.
(5)	Mr. Zorn served as our Chief Financial Officer from August 2015 through November 2016. Prior to his employment, Mr. Zorn worked as a consultant for us during 2015.
(6)	Represents a special bonus earned by Mr. Zorn for work related to completion of the Credit Facility in 2016. We anticipate that this bonus will be paid in full upon completion of the business combination.
(7)	Represents consulting fees paid to Mr. Zorn from January 2015 through August 2015 prior to rejoining us Chief Financial Officer as noted in footnote 5 above.

Non-Equity Incentive Plan Compensation

Our Named Executive Officers are eligible for incentive compensation under our Bonus Program that includes a quarterly performance element and/or an annual retention element.

The quarterly performance bonus is calculated by multiplying the individual’s quarterly target incentive amount by (i) the percentage of achievement of company performance factors and (ii) the percentage of achievement of individual factors.

Our company-level performance factors are aggregate client invoicing and aggregate expenses compared to plan and these are weighted 80% and 20%, respectively. With respect to individual factors, these generally are the individual’s achievement of individual goals and objectives for that quarter and the individual’s overall contribution to our success. For our Named Executive Officers (other than our Chief Executive Officer) individual achievement is determined by our Chief Executive Officer and for our Chief Executive Officer achievement is determined by our board of directors.

In addition, there is an annual retention bonus element that is substantially similar to the quarterly performance element. The annual retention bonus is calculated by multiplying the individual’s annual retention bonus target by (i) the percentage of achievement of company performance factors and (ii) the average of the individual performance for each quarter. As to the quarterly performance element, our company-level performance factors are aggregate client invoicing and aggregate expenses compared to plan, and these are weighted 80% and 20%, respectively.

In 2015 and 2016, our Named Executive Officers had annual target incentives, which with respect to Messrs. Ravin and Grady include both the quarterly performance bonus and the annual retention bonus and with respect to Mr. Winslow includes the quarterly performance bonus, as follows: (i) Seth A. Ravin, $300,000, (ii) Sebastian Grady, $275,000 and (iii) Daniel B. Winslow, $100,000. Mr. Zorn did not participate in the Bonus Program in 2015 and 2016.

Year ended December 31, 2016 Outstanding Equity Awards at Fiscal Year-End

The following table presents, for each of our Named Executive Officers, information regarding outstanding stock options and other equity awards held as of December 31, 2016. Mr. Zorn had no outstanding equity awards as of December 31, 2016.

Named Executive Officer	Grant Date		Option Awards— Number of Securities Underlying Unexercised Options (#) Exercisable	Option Awards— Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Awards— Option Exercise Price	Option Awards— Option Expiration Date
Seth A. Ravin	1/21/15	(1)	800,000	400,000	$1.12	1/21/25
Sebastian Grady	7/1/11	(2)	1,084,335	—	0.28	7/1/21
	7/1/11	(2)	4,690,665	—	0.28	7/1/21
	7/1/11	(3)	1,125,000	—	0.28	7/1/21
	10/14/14	(4)	172,412	86,206	1.16	10/14/24
	10/14/14	(4)	27,588	13,794	1.16	10/14/24
Daniel B. Winslow	10/07/13	(5)	272,727	—	1.10	10/7/23
	10/07/13	(5)	227,273	—	1.10	10/7/23
	10/14/14	(4)	—	66,667	1.16	10/14/24
	10/14/14	(4)	133,333	—	1.16	10/14/24
(1)	One-third of the shares subject to the option vest on each of January 1, 2016, January 1, 2017 and January 1, 2018.
(2)	One-third of the shares subject to the option vested on each of January 4, 2012, January 4, 2013 and January 4, 2014.
(3)	One-third of the shares subject to the option vested on each of April 1, 2012, April 1, 2013 and April 1, 2014.
(4)	One-third of the shares subject to the option vest on each of October 1, 2015 and each one-year anniversary thereafter, subject to continued service.
(5)	One-third of the shares subject to the option vested on September 30, 2014 and each one-year anniversary thereafter, subject to continued service.

Executive Employment Agreements

Seth A. Ravin

We entered into an employment agreement on May 1, 2009, with Seth A. Ravin, our Chief Executive Officer. The employment agreement was updated in June 2013, September 2013, and January 2017. The employment agreement has no specific term and provides for at-will employment. Mr. Ravin’s current annual base salary is $300,000, and he is eligible for annual target bonus equal to the greater of $300,000 or his then-current annual base salary, with 75% of such target bonus earned and paid on a quarterly basis and 25% of such target bonus earned and paid on an annual basis, in each case, subject to achievement of performance metrics.

If Mr. Ravin’s employment is terminated either by us other than for “cause” (as defined below), death, or disability or by him for “good reason” (as defined below), then, in each case, he receives: (i) 100% acceleration of all outstanding unvested equity awards issued under any equity incentive plan approved by our board of directors; (ii) continued payments of his then-current annual base salary and target bonus for 24 months; and (iii) COBRA reimbursements for him and his covered dependents for up to 24 months generally.

If Mr. Ravin’s employment is terminated within 24 months following a “change of control” (as defined below) either by us other than for “cause” (as defined below), death, or disability or by him for “good reason” (as defined below), then, in each case, he receives: (i) 100% acceleration of all outstanding unvested equity awards issued under any equity incentive plan approved by our board of directors; (ii) a lump sum payment of two times his then-current annual base salary and annual target bonus; and (iii) COBRA premiums for him and his covered dependents for 24 months generally.

Severance benefits in all cases are subject to Mr. Ravin executing and not revoking a release of claims and to his resignation from all of his employment with us.

For purposes of the employment agreement with Mr. Ravin, “cause” means generally:

•	his failure to perform the duties and responsibilities of his position after he has been provided a written demand for performance and a cure period of 30 days;
•	any act of gross negligence or willful misconduct taken by him in connection with his employment, and in the case of gross negligence such act had a material adverse effect on our business or reputation;
•	any act of dishonesty or moral turpitude constituting fraud or embezzlement or otherwise adversely affecting our business or reputation;
•	his conviction of, or plea of nolo contendere to, a felony (other than minor traffic-related offenses);
•	his indictment for a criminal violation of state or federal securities law; or
•	any breach by him of any covenants set forth in the employment agreement which is not cured within 15 days of receipt of a written notice of breach.

For purposes of the employment agreement with Mr. Ravin, “good reason” means generally a resignation within 90 days following the expiration of the cure period (described below) following the occurrence of any of the following without his express written consent:

•	a material reduction of his duties, authority or responsibilities;
•	a material reduction in his base compensation other than pursuant to a reduction that also is applied to substantially all of our other executives;
•	a material change in geographic location at which he must perform services (in other words, a change in geographic location of more than 50 miles); or
•	any material breach by us of the employment agreement.

Mr. Ravin must provide notice of the facts constituting the grounds for good reason within 90 days of the event he believes constitutes “good reason” and a reasonable cure period of not less than 30 days.

For purposes of the employment agreement with Mr. Ravin, “change of control” means generally:

•	a change in our ownership, which is deemed to occur on the date that any one person, or more than one person acting as a group, acquires ownership of our stock that, together with the stock held by such person, constitutes more than 50% of our total voting power, except for a financing transaction approved by our board;
•	a change in our effective control, which is deemed to occur on the date that a majority of members of our board of directors is replaced during any 12-month period by directors whose appointment or election was not endorsed by a majority of the members of our board of directors prior to the date of appointment or election; or
•	a change in the ownership of a substantial portion of our assets, which is deemed to occur on the date that any person, or more than one person acting as a group, acquires assets from us that have a total gross fair market value equal to or more than 50% of the total gross fair market value of all of our assets immediately prior to such acquisition or acquisitions.

Sebastian Grady

We entered into an employment agreement as of January 1, 2011, with Sebastian Grady, our President. The employment agreement was updated in May 2013 and January 2015. The employment agreement has no specific term and provides for at-will employment. Mr. Grady’s current annual base salary is $275,000, and he is eligible for target incentive payments equal to $51,563 each quarter, and an annual retention incentive of $68,750, in each case, subject to achievement of performance metrics.

Mr. Grady’s employment agreement included potential severance and change in control-related benefits. Eligibility for these benefits expired in January 2014.

Daniel B. Winslow

We entered into an offer letter agreement on September 13, 2013 with Mr. Winslow, our Senior Vice President, General Counsel. The offer letter was updated as of October 2014. The offer letter agreement has no specific term and provides for at-will employment. Mr. Winslow’s current annual base salary is $300,000, and he is eligible for target incentive payments equal to $25,000 each quarter, subject to achievement of performance metrics.

Employee Benefit Plans and Stock Plans

2013 Equity Incentive Plan

In October 2013, our board of directors adopted, and our stockholders approved, the 2013 Equity Incentive Plan (the “2013 Plan”). Our 2013 Plan was most recently amended on October 27, 2016, and we expect to amend the 2013 Plan in connection with the business combination; this description includes such anticipated amendments. Our 2013 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.

Authorized Shares. Following the expected amendment of the 2013 Plan in connection with the business combination, the total number of shares of our common stock reserved for issuance pursuant to the 2013 Plan will be equal to 19,905,958 shares plus any shares subject to awards granted under our 2007 Stock Plan that, after the date the 2013 Plan was adopted by our board of directors, expire or otherwise terminate without having been exercised in full and any shares issued pursuant to awards granted under our 2007 Stock Plan that are forfeited to or repurchased by us, (provided that the maximum number of shares of our common stock that may be added to our 2013 Plan pursuant to 2007 Plan (defined below) grants is 46,996,297 shares). In addition, following such amendment of the 2013 Plan, the number of shares available for issuance under the 2013 Plan will also include an annual increase on the first day of each fiscal year beginning in 2018, equal to the least of:

•	20,000,000 shares;

•	5% of the outstanding shares of all classes of our common stock as of the last day of our immediately preceding fiscal year; or
•	such other amount as our board of directors may determine.

As of May 31, 2017, options to purchase 10,975,446 shares of our common stock were outstanding under our 2013 Plan.

Pursuant to the provision in the 2013 Plan providing for adjustments upon certain changes in our capitalization (discussed below), following the completion of the business combination, the numbers above will be adjusted according to an exchange ratio based on the “Merger Consideration Per Fully-Diluted Share” (as defined in the merger agreement).

Plan Administration. Our board of directors or one or more committees appointed by our board of directors administers the 2013 Plan. We anticipate that the compensation committee of the RMNI board of directors will administer our 2013 Plan following the completion of the business combination. In the case of awards intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code, the committee will consist of two or more “outside directors” within the meaning of Section 162(m). In addition, if we determine it is desirable to qualify transactions under the 2013 Plan as exempt under Rule 16b-3 of the Securities Exchange Act of 1934, as amended, such transactions will be structured to satisfy the requirements for exemption under Rule 16b-3 (including requirements pertaining to the composition of the Compensation Committee, if possible). Subject to the provisions of our 2013 Plan, the administrator has the power to administer the 2013 Plan, including but not limited to: the power to interpret the terms of the 2013 Plan and awards granted under it; to create, amend and revoke rules relating to the 2013 Plan, including creating sub-plans; and to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards, and the form of consideration, if any, payable upon exercise of an award. The administrator also has the authority to modify or amend existing awards to reduce or increase their exercise price, to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator, and to institute an exchange program by which outstanding awards may be surrendered in exchange for awards of the same type which may have a higher or lower exercise price or different terms, awards of a different type and/or cash.

Stock Options. Stock options may be granted under the 2013 Plan. The exercise price per share of any option granted under our 2013 Plan must at least be equal to the fair market value of a share of our common stock on the date of grant, and the term of any incentive stock option granted under our 2013 Plan may not exceed 10 years. However, with respect to any incentive stock option granted to a person who owns more than 10% of the voting power of all classes of our outstanding stock, the incentive stock option’s term must not exceed five years, and its exercise price per share must equal at least 110% of the fair market value of a share of our common stock on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. After the termination of service of a participant, he or she generally may exercise the vested portion of his or her option for 6 months if termination is due to death or disability or for 30 days in all other cases. However, in no event may an option be exercised later than the expiration of its term. Subject to the provisions of our 2013 Plan, the administrator determines the other terms of the options.

Stock Appreciation Rights. Stock appreciation rights may be granted under our 2013 Plan. Stock appreciation rights generally allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Stock appreciation rights may not have a term exceeding 10 years. After the termination of service of an employee, director or consultant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her award agreement. Generally, stock appreciation rights will be subject to the same post-termination exercise restrictions as options as described above. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of our 2013 Plan, the administrator determines the other terms of stock appreciation rights, including when such rights become exercisable and whether to pay any appreciation in cash or with shares of our common stock, or a combination thereof.

Restricted Stock. Restricted stock may be granted under our 2013 Plan. Restricted stock awards are grants of shares of our common stock that vest in accordance with the terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any eligible employee, director or consultant and, subject to the provisions of our 2013 Plan, will determine the terms and conditions of such awards.

The administrator may impose whatever conditions to vesting it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us). Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted Stock Units. Restricted stock units may be granted under our 2013 Plan. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. Subject to the provisions of our 2013 Plan, the administrator determines the terms and conditions of restricted stock units, including the number of restricted stock units granted, vesting criteria (which may include accomplishing specified performance criteria or continued service to us) and the form and timing of payment. Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

Performance Units and Performance Shares. Performance units and performance shares may be granted under our 2013 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals or other vesting criteria in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants.

After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance criteria or other vesting provisions for such performance units or performance shares. Performance units shall have an initial dollar value established by the administrator prior to the grant date. Performance shares shall have an initial value equal to the fair market value of our common stock on the grant date. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares or in some combination thereof.

Outside Directors. Our 2013 Plan provides that all outside directors will be eligible to receive all types of awards (except for incentive stock options) under the 2013 Plan. Our 2013 Equity Incentive Plan provides that in any given year an outside director will not receive (i) cash-settled awards having a grant date fair value greater than $1,000,000, increased to $2,000,000 in connection with his or her initial service; and (ii) stock-settled awards having a grant date fair value greater than $1,000,000, increased to $2,000,000 in connection with his or her initial service, in each case, as determined under generally accepted accounting principles.

Non-Transferability of Awards. Unless the administrator provides otherwise, our 2013 Plan generally does not allow for the transfer of awards other than by will or the laws of descent or distribution, and only the recipient of an award may exercise an award during his or her lifetime.

Certain Adjustments. In the event of certain changes in our capitalization (which includes the business combination), to prevent diminution or enlargement of the benefits or potential benefits available under the 2013 Plan, the administrator will adjust the number and class of shares that may be delivered under the 2013 Plan and/or the number, class, and price of shares covered by each outstanding award, and the numerical share limits set forth in the 2013 Plan.

Dissolution or Liquidation. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control. Our 2013 Plan provides that in the event of a merger or change in control, as defined under the 2013 Plan, each outstanding award will be treated as the administrator determines, except that if a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels and such award will become fully exercisable, if applicable, for a specified period prior to the transaction. The award will then terminate upon the expiration of the specified period of time. If the service of an outside director is terminated on or following a change of control, other than pursuant to a voluntary resignation that is not at the request of the successor corporation, his or her options and stock appreciation rights, if any, will vest fully and become immediately exercisable, all restrictions on his or her restricted stock and restricted stock units will lapse, all performance goals or other vesting requirements for his or her performance shares and units will be deemed achieved at 100% of target levels and all other terms and conditions met.

Amendment, Termination. The administrator has the authority to amend, suspend or terminate the 2013 Plan provided such action does not impair the existing rights of any participant. Following the expected amendment of our 2013 Plan in connection with the business combination, our 2013 Plan will automatically terminate in 2027, unless we terminate it sooner.

2007 Stock Plan

Our board of directors and our stockholders adopted our 2007 Stock Plan in May 2007, (as amended the “2007 Plan”). Our 2007 Plan was most recently amended September 30, 2013. The 2007 Plan was terminated in November 2013, and no additional awards will be granted under our 2007 Plan. However, the terms of the 2007 Plan will continue to govern any outstanding awards thereunder.

Authorized Shares. As of May 31, 2017, options to purchase 38,180,890 shares of our common stock remained outstanding under our 2007 Plan. Pursuant to the provision in the 2007 Plan providing for adjustments upon certain changes in our capitalization (discussed below), following the completion of the business combination, the number of shares subject to and the exercise price per share of such options will be adjusted according to an exchange ratio based on the Merger Consideration Per Fully-Diluted Share.

Plan Administration. Our board of directors or a committee appointed by our board of directors administers the 2013 Plan. We anticipate that the compensation committee of our board of directors will administer our 2013 Plan following the completion of the business combination. Subject to the provisions of our 2007 Plan, the administrator has the power to construe and interpret our 2007 Plan and any agreement thereunder. The administrator may, at any time, institute an exchange program by which outstanding awards may be surrendered or cancelled in exchange for awards that may have a lower exercise price or purchase price and different terms, awards of a different type, and/or cash, and/or by which the exercise or purchase price of outstanding awards is reduced. The administrator also has the authority to establish rules and regulations, including sub-plans for satisfying applicable laws in jurisdictions outside of the U.S.

Stock Options. The exercise price per share and term of a stock option granted under our 2007 Plan was determined by the administrator. The term of any option may not have exceeded 10 years, and the exercise price per share of any incentive stock option must have equaled at least 100% of the fair market value per share of our common stock on the date of grant. In addition, with respect to any incentive stock option granted to a person who owned more than 10% of the voting power of all classes of our outstanding stock, the incentive stock option’s term must not have exceeded five years and its exercise price per share must have equaled at least 110% of the fair market value of a share of our common stock on the grant date. The administrator determined the methods of payment of the exercise price of an option (which may be payable in cash or cash equivalents). After the termination of service of a participant, he or she generally may exercise the vested portion of his or her option for 6 months if termination is due to death or disability or for 30 days in all other cases. However, in no event may an option be exercised later than the expiration of its term.

Stock Purchase Rights. Stock purchase rights granted under our 2007 Plan are grants of rights to purchase shares of our common stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. After the administrator determined that it would offer share purchase rights, it advised the purchaser of the terms, conditions and restrictions related to the offer, including the number of shares that the purchaser is entitled to purchase, the price to be paid and the time within which the purchaser must accept such offer. A purchaser accepted the offer by execution of a restricted share purchase agreement in the form determined by the administrator. Once the share purchase right is exercised, the purchaser will have rights equivalent to a shareholder, subject to such forfeiture conditions, rights of repurchase or other restrictions that the administrator may determine and set forth in the award agreement.

Non-Transferability of Awards. Unless the administrator provides otherwise, our 2007 Plan generally does not allow for the transfer of awards other than by will or the laws of descent or distribution, and only the recipient of an option may exercise an award during his or her lifetime.

Certain Adjustments. In the event of certain changes in our capitalization (which includes the business combination), to prevent diminution or enlargement of the benefits or potential benefits available under the 2007 Plan, the administrator will adjust the number, class and price of shares covered by each outstanding award.

Dissolution or Liquidation. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable prior to the effective date of such proposed transactions and all awards will terminate immediately prior to the completion of such proposed transaction.

Merger or Change in Control. Our 2007 Plan provides that, in the event of a merger or change in control, as defined under our 2007 Plan, each outstanding award may be assumed or substituted for an equivalent award. In the event that awards are not assumed or substituted for, then the vesting of outstanding awards will be accelerated, and stock options will become exercisable in full prior to such transaction. In addition, if an option is not assumed or substituted in the event of a merger or change in control, the administrator will notify the participant that such award will be fully vested and exercisable for a specified period prior to the transaction, and such award will terminate upon the expiration of such period, unless otherwise determined by the administrator.

Amendment. The administrator has the authority to amend or alter the 2007 Plan at any time, provided that such amendment does not impair the rights of any award holder under outstanding awards without the award holder’s written consent.

Executive Incentive Compensation Plan

We expect to adopt an Executive Incentive Compensation Plan (the “Bonus Plan”). Our Bonus Plan will allow its administrator to provide cash incentive awards to selected employees, including our Named Executive Officers, based upon performance goals established by the administrator. Pursuant to the Bonus Plan, the administrator, in its sole discretion, will establish a target award for each participant and a bonus pool, with actual awards payable from such bonus pool, with respect to the applicable performance period.

Under our Bonus Plan, the administrator, in its sole discretion, will determine the performance goals applicable to awards, which goals will be able to include, without limitation: attainment of research and development milestones, bookings, business divestitures and acquisitions, cash flow, cash position, contract awards or backlog, customer renewals, customer retention rates from an acquired company, subsidiary, business unit or division, earnings (which will be able to include earnings before interest and taxes, earnings before taxes, and net taxes), earnings per share, expenses, gross margin, growth in stockholder value relative to the moving average of the S&P 500 Index or another index, installs, internal rate of return, market share, net income, net profit, net sales, new product development, new product invention or innovation, number of customers, operating cash flow, operating expenses, operating income, operating margin, overhead or other expense reduction, product defect measures, product release timelines, productivity, profit, retained earnings, return on assets, return on capital, return on equity, return on investment, return on sales, revenue, revenue growth, sales results, sales growth, stock price, time to market, total stockholder return, working capital, unadjusted or adjusted actual contract value, unadjusted or adjusted total contractual value, and individual objectives such as peer reviews or other subjective or objective criteria. The administrator will determine whether performance goals that include our financial results will be determined in accordance with GAAP, or whether such financial results will consist of non-GAAP financial measures, and the administrator will be able to adjust any actual results for one-time items or unbudgeted or unexpected items and/or payments when determining whether the performance goals have been met. The goals will be able to be on the basis of any factors the administrator determines relevant, and may be on an individual, divisional, business unit, segment, or company-wide basis. The performance goals will be able to differ from participant to participant and from award to award.

The administrator will have the discretion at any time to increase, reduce or eliminate a participant’s actual award, or increase, reduce or eliminate the amount allocated to the bonus pool for a particular performance period. The actual award will be able to be below, at or above a participant’s target award, in the administrator’s discretion. The administrator will be able to determine the amount of any reduction on the basis of such factors as it deems relevant, and it will not be required to establish any allocation or weighting with respect to the factors it considers.

Actual awards will be paid in cash in a single lump sum as soon as practicable after the end of the performance period during which they are earned and after they are approved by the administrator, but in no event later than the later of March 15 of the following calendar year or the 15th day of the third month of the following fiscal year. Unless otherwise determined by the administrator, to earn an actual award, a participant will be required to be employed by us (or an affiliate of ours) through the date the award is paid.

Our board of directors or the administrator, in their sole discretion, will be able to alter, suspend, or terminate the Bonus Plan, provided such action does not, without the consent of the participant, alter or impair the rights or obligations under any award already earned by such participant.

401(k) Plan

We maintain a tax-qualified 401(k) retirement plan that provides eligible employees with an opportunity to save for retirement on a tax-advantaged basis. All participants’ interests in their deferrals are 100% vested when contributed. Pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Our 401(k) plan is a “safe harbor” plan under the tax rules, which means that we make a matching contribution to all employees equal to 100% of all elective deferrals that do not exceed 4% of an employee’s compensation. The safe-harbor matching contribution is 100% vested. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Internal Revenue Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan, and all contributions are deductible by us when made.

LIMITATION ON LIABILITY AND INDEMNIFICATION MATTERS IN
RELATION TO RIMINI STREET

As permitted under Nevada law, our amended and restated articles of incorporation and amended and restated bylaws provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the Nevada Revised Statutes. Under Nevada law, a director or officer is not individually liable to the corporation or its stockholders or creditors for damages as a result of any act or failure to act unless it is proven that the director’s or officer’s act or failure to act constituted a breach of fiduciary duties and the breach involved intentional misconduct or a knowing violation of the law and was material to the cause of action. A director may be liable for an unlawful payment of dividends or other distribution.

Our amended and restated articles of incorporation does not eliminate a director’s or an officer’s fiduciary duties and in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Nevada law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we will also be empowered to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification required in our amended and restated articles of incorporation and amended and restated bylaws, we have entered into indemnification agreements with each of our current directors, officers, and some employees. These agreements provide indemnification for certain expenses and liabilities incurred in connection with any action, suit, proceeding, or alternative dispute resolution mechanism, or hearing, inquiry, or investigation that may lead to the foregoing, to which they are a party, or are threatened to be made a party, by reason of the fact that they are or were a director, officer, employee, agent, or fiduciary of our company, or any of our subsidiaries, by reason of any action or inaction by them while serving as an officer, director, agent, or fiduciary, or by reason of the fact that they were serving at our request as a director, officer, employee, agent, or fiduciary of another entity. In the case of an action or proceeding by, or in the right of, our company or any of our subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The indemnification provisions in our amended and restated articles of incorporation and amended and restated bylaws and Nevada law limiting personal liability of directors or officers may discourage stockholders from bringing a lawsuit against directors or officers for breach of their fiduciary duties.

They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as we may provide indemnification for liabilities arising under the Securities Act to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

DIRECTOR COMPENSATION OF RIMINI STREET DIRECTORS

Year Ended December 31, 2016 Director Compensation Table

The following table presents for each of the Rimini Street directors serving during the year ended December 31, 2016, other than those who are Named Executive Officers, information regarding their compensation paid to them for their services as directors for the year ended December 31, 2016. There were no stock awards made to non-executive directors in the year ended December 31, 2016.

Name(1)	Cash ($)	Stock Option Awards	Total ($)
Jack Acosta	50,000	—	50,000
Thomas Ashburn	50,000	—	50,000
Steve Capelli	50,000	—	50,000
Robin Murray(2)	50,000	—	50,000
Margaret (Peggy) Taylor	50,000	—	50,000
(1)	During the year ended December 31, 2016, two directors, Messrs. Ravin and Shay, were also our employees. Messrs. Ravin and Shay did not receive compensation for their service as directors. Mr. Ravin’s executive compensation is discussed in the section titled “Executive Compensation in Relation to Rimini Street”.
(2)	Fees payable for Mr. Murray’s service on Rimini Street’s board of directors are paid directly to Adams Street Partners LLC.

Cash Compensation

In 2016, each of Rimini Street’s non-employee directors received an annual fee of $50,000 in cash for serving on the Rimini Street board of directors. Rimini Street also reimbursed its directors for reasonable travel expenses associated with attending meetings of its board of directors and meetings of committees of its board of directors.

RMNI expects to adopt an outside director compensation policy in connection with the consummation of the business combination.

BENEFICIAL OWNERSHIP OF SECURITIES

Security Ownership of Certain Beneficial Owners and Management of GPIA

The following table sets forth information regarding the beneficial ownership of GPIA common shares as of the record date and immediately following consummation of the business combination by:

•	each person known by GPIA to be the beneficial owner of more than 5% of GPIA’s 20,009,776 outstanding ordinary shares either on the record date or after the consummation of the business combination;
•	each of GPIA’s current executive officers and directors;
•	each person who will become an executive officer or a director of GPIA upon consummation of the business combination;
•	all of GPIA’s current executive officers and directors as a group; and
•	all of GPIA’s executive officers and directors as a group after the consummation of the business combination.

At any time prior to the extraordinary general meeting, during a period when they are not then aware of any material nonpublic information regarding GPIA or its securities, the GPIA initial shareholders, Rimini Street and/or their affiliates, may enter into a written plan to purchase GPIA securities pursuant to Rule 10b5-1 of the Exchange Act, and may engage in other public market purchases, as well as private purchases, of securities. The ownership percentages listed below do not include any such shares that may be purchased after the record date.

At any time prior to the extraordinary general meeting, during a period when they are not then aware of any material nonpublic information regarding GPIA or its securities, the GPIA initial shareholders, Rimini Street and/or its affiliates may purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the business combination proposal, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of GPIA’s ordinary shares or vote their shares in favor of the business combination proposal. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements that (i) holders of a majority of the shares who, being present and entitled to vote at the extraordinary general meeting and who do vote, vote in favor of the business combination proposal, the stock issuance proposal and the adjournment proposal, (ii) holders of at least two-thirds of the shares who, being present and entitled to vote at the extraordinary general meeting and who do vote, vote in favor of the domestication proposal and the organizational documents proposals, and (iii) the minimum available cash condition of $50,000,000 and the condition that the minimum trust account balance of $5,000,001 are satisfied. Any such share purchases and other transactions may thereby increase the likelihood of obtaining shareholder approval of the business combination. This may result in the completion of our first merger that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this joint proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by the GPIA initial shareholders for nominal value.

Entering into any such arrangements may have a depressive effect on GPIA ordinary shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares it owns, either prior to or immediately after the extraordinary general meeting.

If such transactions are effected, the consequence could be to cause the business combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the business combination proposal and the other proposals and would likely increase the chances that such proposals would be approved. As of the date of this joint proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder. GPIA will file a Current Report on Form 8-K to disclose arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the extraordinary general meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

Name and Address of Beneficial Owner	Beneficial Ownership on Record Date(1)		Beneficial Ownership Upon Consummation of the Business Combination Assuming No Public Shares are Redeemed(2)		Beneficial Ownership Upon Consummation of the Business Combination Assuming 90.5% of the Outstanding Public Shares are Redeemed(3)
	Amount and Nature of Beneficial Ownership	Approximate Percentage of Outstanding Ordinary Shares(2)	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Shares of Common Stock(2)	Amount and Nature of Beneficial Ownership	Approximate Percentage of Outstanding Shares of Common Stock(3)
Current Directors and Executive Officers(4):
Antonio Bonchristiano	—	—	—	—	—	—
Fersen Lamas Lambranho	—	—	—	—	—	—
Christopher Brotchie(5)	20,000	*	20,000	*	20,000	*
Fernando d’Ornellas Silva(5)	20,000	*	20,000	*	20,000	*
Alexandre Hohagen(6)	20,000	*	20,000	*	20,000	*
All Directors and Executive Officers as a Group (5 Individuals)	60,000	*	60,000	*	60,000	*

Directors and Executive Officers of RMNI After Consummation of the Business Combination(4)
Seth A. Ravin(7)	—	—	13,865,271	19.7%	13,865,271	23.2%
Thomas C. Shay(8)	—	—	5,086,451	7.2%	5,086,451	8.5%
Jack L. Acosta(9)	—	—	246,162	*	246,162	*
Thomas Ashburn(10)	—	—	164,108	*	164,108	*
Steve Capelli(11)	—	—	123,081	*	123,081	*
Robin Murray(12)	—	—	23,590,055	33.5%	23,590,055	40.0%
Margaret (Peggy) Taylor(13)	—	—	246,162	*	246,162	*
Antonio Bonchristiano	—	—	—	—	—	—
Andrew Fleiss	—	—	—	—	—	—
All Directors and Executive Officers as a Group (16 Individuals)(14)	—	—	49,001,376	63.8%	49,001,376	74.1%

Five Percent Holders:
Entities Affiliated with Adams Street Partners(15)	—	—	23,466,974	33.4%	23,466,974	39.4%
GPIA, LLC(16)	4,252,500	21.3%	9,252,500	6.1%	10,052,500	13.0%
Polar Asset Management Partners Inc.(17)	3,207,333	16.0%	3,207,333	4.6%	3,207,333	5.4%
Davidson Kempner Capital Management LP(18)	1,400,000	7.0%	1,400,000	2.0%	1,400,000	2.4%
TD Asset Management Inc.(19)	1,349,600	6.7%	1,349,600	1.9%	1,349,600	2.3%
Arrowgrass Capital Partners (US) LP(20)	1,316,500	6.6%	1,316,500	1.9%	1,316,500	2.2%
Silver Rock Financial GP LLC(21)	1,250,000	6.2%	1,250,000	1.8%	1,250,000	2.1%
Weiss Asset Management LP(22)	1,196,315	6.0%	1,196,315	1.7%	1,196,315	2.0%
*	Less than one percent.

(1)	The percentage of beneficial ownership on the record date is calculated based on 20,009,776 outstanding ordinary shares as of such date. The amount of beneficial ownership does not reflect the ordinary shares issuable as a result of the warrants as such warrants may not be convertible within 60 days. Unless otherwise indicated, GPIA believes that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them.
(2)	The percentage of beneficial ownership upon consummation of the business combination is presented based upon the beneficial ownership of ordinary shares of GPIA as of the record date and is calculated based on 70,193,613 outstanding common shares, assuming (i) that RMNI issues 50,183,837 shares of RMNI common stock to the former equityholders of Rimini Street pursuant to the merger agreement, (ii) that the Sponsor does not subscribe for any common shares pursuant to its equity commitment at or prior to the consummation of the business combination and (iii) that no public shareholders exercise their redemption rights. Unless otherwise indicated, GPIA believes that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them upon consummation of the business combination.
(3)	The percentage of beneficial ownership upon consummation of the business combination is calculated based on 59,488,556 outstanding common shares, assuming (i) that RMNI issues 50,183,837 shares of RMNI common stock to the former equityholders of Rimini Street pursuant to the merger agreement, (ii) that the Sponsor subscribes for 3,500,000 GPIA ordinary shares pursuant to its equity commitment at or prior to the consummation of the business combination and (iii) that holders of 14,205,056 GPIA ordinary shares (or 90.5% of the outstanding public shares) (being our estimate of the maximum number of GPIA public shares that could be redeemed in order for GPIA to have $50,000,000 of available cash upon consummation of the first merger, after taking into account the Sponsor’s maximum equity commitment of $35,000,000). Unless otherwise indicated, GPIA believes that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them upon consummation of the business combination.
(4)	The business address of each of the individuals is 150 E. 52nd Street, Suite 5003, New York, NY 10022.
(5)	Based on information contained in a Form 3 filed on May 19, 2015.
(6)	Based on information contained in a Form 3 filed on December 28, 2015.
(7)	Consists of (i) 13,668,342 shares of RMNI common stock held by Seth A. Ravin, Trustee of the SAR Trust U/A/D August 30, 2005, and (ii) 196,929 shares of RMNI common stock issuable upon exercise of options exercisable within 60 days of the record date.
(8)	Consists of (i) 4,684,387 shares of RMNI common stock and (ii) 402,065 shares of RMNI common stock issuable upon exercise of options exercisable within 60 days of the record date.
(9)	Consists of 246,162 shares of RMNI common stock issuable upon exercise of options exercisable within 60 days of the record date.
(10)	Consists of 164,108 shares of RMNI common stock issuable upon exercise of options exercisable within 60 days of the record date.
(11)	Consists of 123,081 shares of RMNI common stock issuable upon exercise of options exercisable within 60 days of the record date.
(12)	Consists of (i) shares of RMNI common stock listed in footnote (15) below, which are held by entities affiliated with Adams Street Partners and (ii) 123,081 shares of RMNI common stock issuable upon exercise of options exercisable within 60 days of the record date. Mr. Murray, one of Rimini Street’s directors (and, immediately after the consummation of the business combination, one of RMNI’s directors), is a partner with Adams Street Partners, LLC.
(13)	Consists of 246,162 shares of RMNI common stock issuable upon exercise of options exercisable within 60 days of the record date.
(14)	Consists of (i) 42,352,452 shares of RMNI common stock and (ii) 6,648,924 shares of RMNI common stock issuable upon exercise of options exercisable within 60 days of the record date.
(15)	Consists of (i) 4,384,500 shares of RMNI common stock held by Adams Street 2007 Direct Fund, L.P. (“AS 2007”), (ii) 4,942,054 shares of RMNI common stock held by Adams Street 2008 Direct Fund, L.P. (“AS 2008”), (iii) 4,329,990 shares of RMNI common stock held by Adams Street 2009 Direct Fund, L.P. (“AS 2009”), (iv) 3,949,083 shares of RMNI common stock held by Adams Street Venture/Growth Fund VI LP (“VG VI”), (v) 1,771,516 shares of RMNI common stock held by Adams Street 2014 Direct Fund LP (“AS 2014”), (vi) 1,359,839 shares of RMNI common stock held by Adams Street 2015 Direct Venture/Growth Fund LP (“AS 2015”), (vii) 1,342,688 shares of RMNI common stock held by Adams Street 2016 Direct Venture/Growth Fund LP (“AS 2016”), (viii) 1,302,420 shares of RMNI common stock held by Adams Street 2013 Direct Fund LP (“AS 2013”) and (ix) 84,884 shares of RMNI common stock subject to a warrant exercisable within 60 days of the record date. The shares owned by AS 2007, AS 2008, AS 2009, VG VI, AS 2013, AS 2014, AS 2015 and AS 2016 may be deemed to be beneficially owned by Adams Street Partners, LLC, the managing member of the general partner of each of AS 2007, AS 2008 and AS 2009 and the managing member of the general partner of the general partner of each of VG VI, AS 2013, AS 2014, AS 2015 and AS 2016. Thomas S. Bremner, Jeffrey T. Diehl, Elisha P. Gould III, Robin P. Murray, Fred Wang and Michael R. Zappert, each of whom is a partner of Adams Street Partners, LLC (or a subsidiary thereof) may be deemed to have shared voting and investment power over the shares owned by AS 2007, AS 2008, AS 2009, VG VI, AS 2013, AS 2014, AS 2015 and AS 2016. Adams Street Partners, LLC and Thomas S. Bremner, Jeffrey T. Diehl, Elisha P. Gould III, Robin P. Murray, Fred Wang and Michael R. Zappert disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein. The shares owned by AS 2007, AS 2008, AS 2009, VG VI, AS 2013, AS 2014, AS 2015 and AS 2016 are aggregated for purposes of reporting share ownership information. Together, the aforementioned funds beneficially hold more than 5% of the capital stock of Rimini Street (and will, immediately after consummation of the business combination, hold more than 5% of the capital stock of RMNI). Robin Murray, who is a member of Rimini Street’s board of directors (and will, immediately after consummation of the business combination, be a member of the RMNI board of directors), is a partner of Adams Street Partners, LLC (or a subsidiary thereof). The business address of the foregoing entities and individual is One North Wacker Drive, Suite 2200, Chicago, Illinois 60606.
(16)	The Sponsor is GPIA, Ltd. The sole member of GPIA, LLC is GPIC, Ltd. Mr. Alvario Lopes da Silva Neto is an officer of the Sponsor and has sole voting and investment power over the shares held by the Sponsor. GPIA, LLC is controlled by GP Investments, Ltd., an affiliate of the Sponsor. Accordingly each of the foregoing entities and persons may be deemed to share beneficial ownership of such ordinary shares. The business address of GPIA, LLC is 4001 Kennett Pike, Suite 302, Wilmington, Delaware 19807. The business address of GP Investments, Ltd and GPIC, Ltd. Is 129 Front Street HM12, Suite 4, Penthouse, Hamilton, Bermuda. The business address of Mr. Alvaro Lopes da Silva Neto is 150 E 52nd Street, Suite 5003, New York, NY 10022. Information regarding this beneficial owner is furnished in reliance upon its Schedule 13G filed with the SEC on February 5, 2016.
(17)	The business address of Polar Asset Management Partners Inc. is 401 Bay Street, Suite 1900, PO Box 19, Toronto, Ontario M5H 2Y4. Polar Asset Management Partners Inc. serves as the investment manager to Polar Multi Strategy Master Fund. Information regarding this beneficial owner is furnished in reliance upon its Schedule 13G filed with the SEC on June 19, 2017.

(18)	Each of Davidson Kempner Partners, Davidson Kempner Institutional Partners, L.P., Davidson Kempner International, Ltd., Davidson Kempner Capital Management LP, Thomas L. Kempner and Jr., Robert J. Brivio, Jr. may be deemed to share beneficial ownership of some or all of such ordinary shares. Thomas L. Kempner, Jr. and Robert J. Brivio, Jr., through Davidson Kempner Capital Management L.P., are responsible for the voting and investment decisions relating to the securities held by Davidson Kempner Partners, Davidson Kempner Institutional Partners, L.P. and DKIP and Davidson Kempner International, Ltd. The business address of the foregoing entities and individuals is 520 Madison Avenue, 30th Floor, New York, NY 10022. Information regarding this beneficial owner is furnished in reliance upon its Schedule 13G filed with the SEC on June 1, 2015.
(19)	TD Asset Management Inc. beneficially owns 1,349,400 ordinary shares and TDAM USA Inc. beneficially owns 200 ordinary shares, collectively they may be deemed to beneficially own 1,349,600 ordinary shares. The business address of TD Asset Management Inc. and TDAM USA Inc. is 161 Bay Street, 35th Floor, Toronto, Ontario M5J 2T2. Information regarding this beneficial owner is furnished in reliance upon its Schedule 13G filed with the SEC on February 8, 2017.
(20)	The business address of Arrowgrass Capital Partners (US) LP. is 1330 Avenue of the Americas, 32nd Floor, New York, NY 10019. Arrowgrass Capital Partners (US) LP serves as the investment manager to Arrowgrass Master Fund Ltd. and Arrowgrass Customised Solutions Limited. Arrowgrass Capital Services (US) Inc. serves as the general partner of Arrowgrass Capital Partners (US) LP. Information regarding this beneficial owner is furnished in reliance upon its Schedule 13G filed with the SEC on February 14, 2017.
(21)	Silver Rock Financial LP (“SRF-LP”) has the exclusive power to vote and dispose of the 1,250,000 ordinary shares of GPIA referred to above. Mr. Carl Meyer is the sole member of Silver Rock Financial GP LLC (“SRF-GP”) and, as a result, controls the investment activities of SRF-GP and SRF-LP. The business address of the foregoing entities and individuals is 1250 Fourth Street, Suite 550, Santa Monica, CA 90401. Information regarding this beneficial owner is furnished in reliance upon its Schedule 13G filed with the SEC on June 21, 2016.
(22)	Weiss Asset Management LP, WAM GP LLC and Andrew M. Weiss, Ph.D. beneficial beneficially 1,196,315 ordinary shares and BIP GP LLC beneficially owns 747,619 ordinary shares. Beneficial ownership of ordinary shares reported for BIP GP LLC include shares beneficially owned by a private investment partnership (the “WAM Partnership”) of which BIP GP is the sole general partner. Weiss Asset Management LP is the sole investment manager to the WAM Partnership. WAM GP LLC is the sole general partner of Weiss Asset Management LP. Andrew M. Weiss Ph.D. is the managing member of WAM GP LLC and BIP GP LLC. Beneficial ownership of ordinary shares reported for WAM GP LLC, Andrew M. Weiss Ph.D and Weiss Asset Management LP include ordinary shares beneficially owned by the WAM Partnership and reported for BIP GP LLC. Information regarding this beneficial owner is furnished in reliance upon its Schedule 13G filed with the SEC on February 14, 2017. The business address of the foregoing entities and individuals is 222 Berkeley St. 16th Floor, Boston, MA 02116.

GPIA’s initial shareholders, including certain of its directors, beneficially own 20% of its issued and outstanding ordinary shares as of the record date. Because of the ownership block held by GPIA’s initial shareholders, such individuals may be able to effectively exercise control over all matters requiring approval by GPIA’s shareholders, including the election of directors and approval of significant corporate transactions other than approval of its initial business combination.

In connection with our initial public offering, the founder shares were placed into an escrow account maintained in New York, New York by Continental Stock Transfer & Trust Company, acting as escrow agent. Subject to certain limited exceptions, these founder shares will not be transferred, assigned or sold until released from escrow on the date that is one year after the date of the consummation of our initial business combination or earlier if, subsequent to our business combination, (i) the last sale price of our ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination or (ii) we consummate a subsequent liquidation, merger, share exchange or other similar transaction which results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

GP Investments Acquisition Corp.

Existing GPIA Related Party Policy

Prior to the consummation of our initial public offering, we adopted a code of ethics requiring us to avoid, wherever possible, all conflicts of interests, except under guidelines or resolutions approved by our board of directors (or the appropriate committee of our board of directors) or as disclosed in our public filings with the SEC. Under our code of ethics, conflict of interest situations will include any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) involving GPIA. A form of the code of ethics that was adopted prior to the consummation of our initial public offering was filed as an exhibit to the registration statement relating to our initial public offering.

In addition, our audit committee, pursuant to a written charter, is responsible for reviewing and approving related party transactions to the extent that we enter into such transactions. An affirmative vote of a majority of the members of the audit committee present at a meeting at which a quorum is present will be required in order to approve a related party transaction. A majority of the members of the entire audit committee will constitute a quorum. Without a meeting, the unanimous written consent of all of the members of the audit committee will be required to approve a related party transaction. A form of the audit committee charter that we adopted prior to the consummation of our initial public offering is filed as an exhibit to the registration statement relating to our initial public offering. We also require each of our directors and executive officers to complete a directors’ and officers’ questionnaire that elicits information about related party transactions.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

To further minimize conflicts of interest, we have agreed not to consummate an initial business combination with an entity that is affiliated with any of the Sponsor, officers or directors unless we, or a committee of independent directors, have obtained an opinion from an independent investment banking firm which is a member of FINRA that our initial business combination is fair to our company from a financial point of view. Furthermore, no finder’s fees, reimbursements or cash payments will be made to the Sponsor, officers or directors, or our or their affiliates, for services rendered to us prior to or in connection with the completion of our initial business combination, other than the following payments, none of which will be made from the proceeds of our offering held in the trust account prior to the completion of our initial business combination:

•	repayment of a loan and advances of an aggregate of $100,000 made to GPIA by the Sponsor, which was repaid upon consummation of our initial public offering;
•	repayment of an advance of $86,321 to the Sponsor, which was repaid upon consummation of our initial public offering;
•	payment to an affiliate of the Sponsor for office space, utilities and secretarial support for a total of $10,000 per month; and
•	reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial business combination, and repayment of loans on such terms as determined by GPIA from time to time, made by the Sponsor or certain of GPIA’s officers and directors to finance transaction costs in connection with an intended initial business combination, provided, that, if GPIA does not consummate an initial business combination, a portion of the working capital held outside the trust account may be used by GPIA to repay such loaned amounts so long as no proceeds from the trust account are used for such repayment. As of March 31 2017, the Sponsor has committed to provide loans to GPIA up to an aggregate of $3,400,000 in order to finance transaction costs in connection with a business combination. The loans are evidenced by a promissory note, are non-interest bearing, unsecured and will only be repaid upon the completion of a business combination. As of March 31, 2017, $2,682,893 was outstanding under the loans. Up to $1,000,000 of promissory notes or other working capital loans may be convertible into warrants of RMNI at a price of $1.00 per warrant at the option of the Sponsor.

GPIA Related Person Transactions

Founder Shares

On March 2, 2015, GPIA issued 4,312,500 ordinary shares to GPIA, LLC, a company whose sole member is the Sponsor (which are referred to as the founder shares), for an aggregate purchase price of $25,000. The 4,312,500 founder shares included an aggregate of up to 562,500 shares subject to forfeiture by the initial shareholders (or their permitted transferees) on a pro rata basis depending on the extent to which the underwriter’s over-allotment was exercised. As a result of the underwriter’s election to exercise its full over-allotment option to purchase 2,250,000 Units on May 26, 2015, 562,500 founder shares were no longer subject to forfeiture. The founder shares are identical to the public shares included in the units sold in our initial public offering, except that (1) the founder shares are subject to certain transfer restrictions, as described in more detail below, and (2) the initial shareholders have agreed in the insider letter agreement (i) to waive their redemption rights with respect to the founder shares and public shares purchased during or after our initial public offering in connection with the completion of a business combination and (ii) to waive their rights to liquidating distributions from the trust account with respect to the founder shares if GPIA fails to complete a business combination by November 27, 2017.

Administrative Services Fee

Commencing on May 19, 2015, GPIA has agreed to pay an affiliate of the Sponsor a monthly fee of $10,000 for general and administrative services. For the year ended December 31, 2016 and for the period from January 28, 2015 (inception) through December 31, 2015, GPIA incurred $120,000 and $80,000, respectively, of administrative service fees, with $60,000 and $10,000, respectively, being included in accounts payable and accrued expenses in the balance sheet of GPIA as of December 31, 2016 and December 31, 2015, respectively. For the three months ended March 31, 2017 and March 31, 2016, GPIA incurred $30,000 and $30,000, respectively, of administrative service fees, with $90,000 and $60,000, respectively, being included in accounts payable and accrued expenses in the balance sheet as of March 31, 2017 and March 31, 2016, respectively. Upon completing of the business combination, these monthly service fees for general and administrative services will cease.

Promissory Notes—Related Party

GPIA entered into a promissory note with the Sponsor, pursuant to which the Sponsor loaned GPIA $100,000 to be used for the payment of costs associated with our initial public offering. The Promissory Note was non-interest bearing, unsecured and due on the earlier of December 31, 2015 or the closing of our initial public offering. The promissory note was repaid upon consummation of our initial public offering.

In May 2016, the Sponsor committed to provide loans to GPIA up to an aggregate of $500,000 in order to finance transaction costs in connection with a business combination. The Sponsor and GPIA have amended the commitment from time to time to increase the Sponsor’s commitment to provide loans to GPIA. In February 2017, GPIA and the Sponsor amended the commitment such that the Sponsor has committed to provide loans to GPIA up to a total aggregate amount of $3,400,000. The loans are evidenced by a promissory note, are non-interest bearing, unsecured and will only be repaid at the earliest upon the completion of a business combination. As of March 31, 2017, $2,682,893 was outstanding under the loans.

Other than as described above, the Sponsor or an affiliate of the Sponsor or certain of GPIA’s officers and directors may, but are not obligated to, loan GPIA additional funds as may be required (“working capital loans”). The Sponsor has previously made working capital loans to GPIA and may, in the future, make further working capital loans to GPIA. If GPIA completes a business combination, GPIA may repay the working capital loans out of the proceeds held in the trust account released to GPIA. Otherwise, the working capital loans would be repaid only out of funds held outside the trust account. In the event that GPIA does not consummate a business combination, GPIA may use a portion of the working capital held outside the trust account to repay the working capital loans, but no proceeds held in the trust account would be used to repay the working capital loans. Up to $1,000,000 of working capital loans or promissory notes may be convertible into warrants of the post-business combination entity at a price of $1.00 per warrant at the option of the Sponsor. Such warrants would be identical to the private placement warrants. The terms of such working capital loans, if any, have not been determined, and no written agreements exist with respect to the working capital loans.

Related Party Advances

As of May 26, 2015, the Sponsor advanced an aggregate of $86,321, of which $85,000 was paid directly to GPIA’s vendors for costs associated with our initial public offering. The advances were non-interest bearing, unsecured and due on demand. The advances were repaid upon consummation of our initial public offering.

Through December 31, 2016, the Sponsor advanced an aggregate of $635,681 in order to finance transaction costs in connection with the terminated business combination with World Kitchen. The advances were non-interest bearing, unsecured and payable only upon the completion of a business combination. As a result of the amendment to the Sponsor’s commitment to provide loans to GPIA of up to a total aggregate amount of $3,400,000 (see above), the outstanding advances of $635,681 were reclassified to related party promissory loans and are now included in the outstanding amounts owed under such loans. Accordingly, as of March 31, 2017, there are no related party advances outstanding.

Equity Commitment—Related Party

We have entered into an equity commitment letter, dated May 16, 2017, with the Sponsor and GPIA, LLC, a company whose sole member is the Sponsor. Pursuant to the equity commitment letter, the Sponsor has agreed to provide a specified amount of cash for the purchase of shares of RMNI common stock at a cash purchase price of $10.00 per share of common stock.

If, upon the effectiveness of the first merger, the sum of (i) the cash available in the trust account (after the deduction of the cash used for redemptions of our ordinary shares in connection with the business combination, and including an aggregate of $6,037,500 of deferred underwriting commissions and other fees held in the trust account) and (ii) the cash available to GPIA from the consummation of certain issuances of GPIA ordinary shares (which we refer to as non-Sponsor available cash) is greater than or equal to $50,000,000, then the Sponsor’s equity commitment is zero.

If, upon the effectiveness of the first merger, the non-Sponsor available cash is less than $50,000,000, then the Sponsor’s equity commitment is the lesser of (i) $50,000,000 minus the non-Sponsor available cash and (ii) $35,000,000, which is the maximum commitment of the Sponsor under the equity commitment letter (such amount as calculated pursuant to the foregoing clauses (i) and (ii) being referred to in this joint proxy statement/prospectus as the commitment. In addition, pursuant to the equity commitment letter, the Sponsor may, in its sole discretion and in connection with the consummation of the business combination, elect to purchase (on or prior to the domestication) GPIA common shares at a price of $10.00 per share in excess of such commitment, but in all cases up to a maximum of $35,000,000 when aggregated with such commitment.

Therefore, the maximum number of shares of GPIA common shares that the Sponsor can be required to acquire pursuant to the equity commitment letter is 3,500,000 shares of GPIA common shares at a cash purchase price of $10.00 per share of common stock. Any shares of GPIA common shares to be acquired by the Sponsor pursuant to the equity commitment letter shall be acquired by the Sponsor upon or prior to the domestication of GPIA as a Delaware corporation.

The GPIA common shares issued pursuant to the equity commitment letter shall constitute registrable securities under the registration rights agreement. Pursuant to the terms of the equity commitment letter, the Sponsor may allocate all or a portion of its obligations under the equity commitment letter to one or more persons who commit to purchase GPIA ordinary shares in connection with the business combination, but such allocation shall not relieve the Sponsor of its obligations thereunder.

The Sponsor’s obligations under the equity commitment letter are subject to the following conditions:

•	execution of the merger agreement by the parties thereto and all related agreements required by the merger agreement;
•	satisfaction in full or waiver by RMNI and Let’s Go (with the Sponsor’s prior written consent) of each of the conditions to the obligations of RMNI and Let’s Go to consummate the transactions contemplated by the merger agreement;
•	confirmation by Rimini Street that all conditions in the merger agreement that are for the benefit of Rimini Street have satisfied or have been waived by Rimini Street; and

•	consummation of the first merger and the transactions contemplated by the merger agreement substantially concurrently with the payment required under the equity commitment.

The equity commitment letter terminates automatically upon the earliest to occur of (a) the consummation of the business combination, (b) the date that the merger agreement is validly terminated pursuant to its terms and (c) except as specified in the equity commitment letter, the date that Rimini Street or any of its affiliates, or any holder of securities of Rimini Street prior to the consummation of the business combination asserts or files any legal action with respect to the business combination or any transaction contemplated by the merger agreement.

Rimini Street, Inc.

RMNI Related Person Policy

RMNI will adopt a formal written policy that will be effective upon the business combination providing that RMNI’s executive officers, directors, nominees for election as directors, beneficial owners of more than 5% of any class of RMNI’s capital stock, any member of the immediate family of any of the foregoing persons, and any firm, corporation or other entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest, are not permitted to enter into a related party transaction with us without the approval of RMNI’s audit committee, subject to the exceptions described below. In approving or rejecting any such proposal, RMNI’s audit committee will consider the relevant facts and circumstances available and deemed relevant to RMNI’s audit committee, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction. RMNI’s audit committee has determined that certain transactions will not require audit committee approval, including certain employment arrangements of executive officers, director compensation, transactions with another company at which a related party’s only relationship is as a director, non-executive employee or beneficial owner of less than 10% of that company’s outstanding capital stock, transactions where a related party’s interest arises solely from the ownership of RMNI’s common stock and all holders of RMNI’s common stock received the same benefit on a pro rata basis, and transactions available to all employees generally.

RMNI Related Person Transactions

In June 2017, a subsidiary of RMNI entered into a Master Services Agreement, as supplemented by a Statement of Work No. 1 and Statement of Work No 2 of the same date (together, the “MSA”), for the provision of certain services by RMNI to GP Investimetos Ltda., an affiliate of GPIAC, who, upon consummation of the business combination, will be a greater than 5% stockholder of RMNI. Antonio Bonchristiano and Andrew Fleiss, who will be directors of RMNI upon consummation of the business combination, are also affiliates of GPIAC. As of the date of this joint proxy statement/prospectus, no amounts have been paid to RMNI pursuant to the MSA.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires GPIA directors, officers and persons owning more than 10% of GPIA ordinary shares to file reports of ownership and changes of ownership with the SEC. Based on its review of the copies of such reports furnished to GPIA, or representations from certain reporting persons that no other reports were required, GPIA believes that all applicable filing requirements were complied with during the period from January 28, 2015 (inception) through December 31, 2016 and for the three months ended March 31, 2017.

DESCRIPTION OF RMNI SECURITIES

The following description of the RMNI capital stock (common and preferred) reflects RMNI’s capital stock as it will exist upon completion of the domestication and as of the effective time of the business combination. The RMNI capital stock will be governed by RMNI’s certificate of incorporation and bylaws and the DGCL. This description is a summary and is not complete. We urge you to read in their entirety (1) RMNI’s certificate of incorporation, which will be in effect as of the effective time of the second merger and a form of which is included as Annex D to this joint proxy statement/prospectus and is incorporated herein by reference; and (2) RMNI’s bylaws, which will be in effect as of the effective time of the second merger and a form of which is included as Annex E to this joint proxy statement/prospectus and is incorporated herein by reference. The following summary should be read in conjunction with the section entitled “Comparison of Corporate Governance and Shareholder Rights”.

General

GPIA is a recently organized blank check company incorporated as a Cayman Islands exempted company. In connection with the business combination and pursuant to the domestication, GPIA proposes to change its jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware, and such entity will be renamed “Rimini Street, Inc.” immediately after consummation of the second merger.

Common Stock

Number of Authorized and Outstanding Shares

Until the domestication is effective, GPIA will not have any Delaware capital stock and will not exist as a Delaware entity; thereafter, RMNI will have Delaware capital stock and RMNI will be a Delaware corporation. Upon effectiveness of the domestication and pursuant to the business combination, RMNI’s authorized capital stock will consist of 1,000,000,000 shares of common stock, par value $0.0001 per share, and 100,000,000 shares of preferred stock, par value $0.0001 per share.

On May 26, 2015, GPIA closed its initial public offering of 17,250,000 units, with each unit consisting of one ordinary share and one-half of a warrant to acquire one ordinary share upon consummation of an initial business combination. As of the date of this joint proxy statement/prospectus, GPIA had 20,009,776 ordinary shares issued and outstanding, consisting of 15,697,276 shares sold as part of the units issued in our initial public offering (being 17,250,000 public shares issued in our initial public offering as reduced by the redemption of 1,552,724 public shares on May 25, 2017 in connection with the Extension) and 4,312,500 founder shares that were issued to the Sponsor prior to our initial public offering. On the effective date of the domestication, each currently issued and outstanding ordinary share of GPIA will automatically convert by operation of law, on a one-for-one basis, into one share of common stock of GP Investments Acquisition Corp. (after its domestication as a corporation incorporated in the State of Delaware), which will be renamed “Rimini Street, Inc.” immediately after consummation of the second merger.

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of RMNI common stock are entitled to receive dividends out of funds legally available if the RMNI board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that the board of directors may determine.

Voting Rights

Holders of shares of common stock shall be entitled to cast one vote for each share held on all matters submitted to a vote of stockholders. Holders of shares of common stock have no cumulative voting rights. RMNI’s certificate of incorporation establishes a classified board of directors that is divided into three classes with staggered three-year terms. Only the directors in one class will be subject to election by a plurality of votes cast at each annual meeting of RMNI stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms.

No Preemptive or Similar Rights

RMNI common stock is not entitled to preemptive rights and is not subject to conversion, redemption, or sinking fund provisions.

Right to Receive Liquidation Distributions

If RMNI becomes subject to a liquidation, dissolution, or winding-up, the assets legally available for distribution to RMNI stockholders would be distributable ratably among the holders of RMNI common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Other

The ordinary shares held by the initial shareholders were held in an escrow account maintained in New York, New York by Continental Stock Transfer & Trust Company, acting as escrow agent. Subject to certain limited exceptions, these shares will not be transferred, assigned or sold until released from escrow on the date that is one year after the date of the consummation of our initial business combination or earlier if, subsequent to our business combination, (i) the last sale price of our ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination or (ii) we consummate a subsequent liquidation, merger, share exchange or other similar transaction which results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Pursuant to GPIA’s amended and restated memorandum and articles of association, a public shareholder may request of GPIA that RMNI redeem all or a portion of the RMNI public shares that such public shareholder will hold following the domestication for cash if the business combination is consummated. Any holder of public shares will be entitled to request that their RMNI public shares be redeemed for a pro rata portion of the amount then on deposit in the trust account as of two business days prior to the consummation of the business combination including interest earned on the funds held in the trust account and not previously released to us. GP Investments Acquisition Corp. (after its domestication as a corporation incorporated in the State of Delaware) will be the continuing entity following the domestication, which is the entity that survives the mergers (and which will be renamed “Rimini Street, Inc.” immediately after consummation of the second merger). As a change of entity name does not involve a change in the legal form of the entity, in this joint proxy statement/prospectus, “RMNI” refers to GP Investments Acquisition Corp. (after its domestication as a corporation incorporated in the State of Delaware), including subsequent to its change of name to Rimini Street, Inc. Holders of GPIA public shares will be entitled to receive cash for RMNI public shares only as provided below:

(i)	if the public shareholder holds ordinary shares through units, the shareholder must elect to separate its units into the underlying public shares and public warrants prior to exercising its redemption rights with respect to the public shares;
(ii)	the public shareholder must submit a written request to Continental Stock Transfer & Trust Company, GPIA’s transfer agent, that RMNI redeem all or a portion of their RMNI public shares for cash prior to the extraordinary general meeting; and
(iii)	the public shareholder must deliver its ordinary shares to Continental Stock Transfer & Trust Company, GPIA’s transfer agent, physically or electronically through Depository Trust Company, or DTC.

Holders of GPIA public shares should complete the procedures for electing to redeem their GPIA public shares in the manner described above prior to 5:00 p.m. Eastern Time on [•], 2017 (two business days before the extraordinary general meeting).

Founder Shares

We refer to the Sponsor and our independent directors that own any of our ordinary shares as our “initial shareholders”, and the 4,312,500 ordinary shares that they own in aggregate are referred to as the “founder shares”, which represent 20% of the GPIA ordinary shares outstanding as of the date of this joint proxy statement/prospectus. The founder shares are identical to the ordinary shares included in the units sold in our initial public offering and on the effective date of the domestication, each currently issued and outstanding founder share of GPIA will automatically convert by operation of law, on a one-for-one basis, into one share of common stock of GP Investments Acquisition Corp. (after its domestication as a corporation incorporated in the State of Delaware), which will be renamed “Rimini Street, Inc.” immediately after consummation of the second merger. However, holders have entered into letter agreements with us, pursuant to which they have agreed (A) to vote any shares owned by them in favor of any proposed business combination and (B) not to redeem any shares in connection with a shareholder vote to approve a proposed initial business combination.

In connection with our initial public offering, the founder shares were placed into an escrow account maintained in New York, New York by Continental Stock Transfer & Trust Company, acting as escrow agent. Subject to certain limited exceptions, these founder shares will not be transferred, assigned or sold until released from escrow on the date that is one year after the date of the consummation of our initial business combination or earlier if, subsequent to our business combination, (i) the last sale price of our ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination or (ii) we consummate a subsequent liquidation, merger, share exchange or other similar transaction which results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Preferred Stock

No shares of preferred stock of RMNI will be issued or outstanding immediately following the consummation of the business combination. Pursuant to RMNI’s amended and restated certificate of incorporation, the board of directors will have the authority, without further action by the stockholders, to issue from time to time shares of preferred stock in one or more series. The RMNI board of directors may designate the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, redemption rights, liquidation preference, sinking fund terms, and the number of shares constituting any series or the designation of any series. The issuance of preferred stock could have the effect of restricting dividends on RMNI common stock, diluting the voting power of RMNI common stock, impairing the liquidation rights of RMNI common stock, or delaying, deterring, or preventing a change in control. Such issuance could have the effect of decreasing the market price of RMNI common stock. RMNI currently has no plans to issue any shares of preferred stock.

Outstanding Warrants

As of the date of this joint proxy statement/prospectus, there is outstanding an aggregate of 14,687,500 warrants to acquire GPIA ordinary shares, which comprise the 6,062,500 private placement warrants held by the Sponsor and the 8,625,000 public warrants, of which 52,100 are held by an affiliate of the Sponsor. Each of the 17,250,000 units issued in our initial public offering contains one-half of a warrant. Each warrant entitles the holder thereof to purchase one GPIA ordinary share and, following the domestication, will entitle the holder thereof to purchase one RMNI common share.

The warrants are each exercisable for one ordinary share at $11.50 per share. On the effective date of the domestication, our outstanding warrants will become warrants to acquire the corresponding shares of RMNI common stock and no other changes will be made to the terms of any outstanding warrants as a result of the domestication. For the avoidance of doubt, all of the outstanding warrants to acquire GPIA ordinary shares will be converted by operation of law into warrants to acquire RMNI common stock in the domestication, but only the RMNI public warrants are being registered hereby.

Any holders of public shares who exercise their redemption rights with respect to such public shares must elect to separate the underlying public shares and public warrants.

Simultaneously with the closing of our initial public offering, GPIA consummated the sale of 6,062,500 warrants at a price of $1.00 per warrant in a private placement to the Sponsor, generating gross proceeds of $6,062,500. The warrants held by the Sponsor and 52,100 warrants held by its affiliate had an aggregate market value of $4,402,512 based upon the closing price of $0.72 per warrant on the NASDAQ on June 29, 2017, the most recent closing price. If we do not consummate a business combination transaction by November 27, 2017, then the proceeds from the sale of the private placement warrants will be part of the liquidating distribution to the public shareholders, and the warrants held by the Sponsor and its affiliate will be worthless.

In connection with the business combination, certain warrants to purchase shares of Class A common stock of Rimini Street were converted into warrants to purchase up to [•] shares of RMNI common stock at an exercise price of $[•] per share.

Registration Rights

The holders of the founder shares, private placement warrants and warrants that may be issued upon conversion of working capital loans (and any ordinary shares issuable upon the exercise of the private placement warrant and warrants that may be issued upon conversion of working capital loans) are entitled to registration rights pursuant to a registration rights agreement entered into as of May 19, 2015, among GPIA, the Sponsor, GPIAC, LLC and the other parties thereto, which we will refer to as the “registration rights agreement”. The holders of the majority of these securities are entitled to make up to three demands, excluding short form demands, that we register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our completion of our initial business combination and rights to require us to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that we will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period, which occurs (a) in the case of the founder shares, one year after the date of the consummation of our initial business combination or earlier if, subsequent to our business combination, (i) the last sale price of our ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination or (ii) we consummate a subsequent liquidation, merger, share exchange or other similar transaction which results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property; and (b) in the case of the private placement warrants and the respective ordinary shares underlying such warrants, 30 days after the completion of our initial business combination. We will bear the expenses incurred in connection with the filing of any such registration statements.

In connection with the Sponsor’s equity commitment, GPIA, the Sponsor and GPIAC, LLC agreed that the securities issued to the Sponsor upon the funding of its equity commitment will be deemed “Registrable Securities” under the registration rights agreement and GPIA, the Sponsor and GPIAC, LLC agree to take all such actions as may be necessary to amend the registration rights as of the funding of the commitment to memorialize such treatment.

Certain Registration Rights Provided to Certain of Rimini Street’s Stockholders

After consummation of the business combination, certain Rimini Street stockholders will be entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in Rimini Street’s amended and restated investors’ rights agreement, or the IRA, dated as of October 31, 2016. The registration rights set forth in the IRA will expire on the earlier of five years following the completion of an initial public offering of Rimini Street, or, with respect to any particular stockholder, when such stockholder is able to sell all of its shares entitled to registration rights pursuant to Rule 144 of the Securities Act during any 90-day period.

Transfer Agent

The transfer agent for RMNI common stock will be Continental Stock Transfer & Trust Company, which is located at 1 State Street Plaza, 30th Floor, New York, New York 10004, e-mail: mzimkind@continentalstock.com.

SECURITIES ACT RESTRICTIONS ON RESALE OF RMNI SECURITIES

Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted RMNI common stock or RMNI warrants for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of RMNI at the time of, or at any time during the three months preceding, a sale and (ii) RMNI is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the twelve months (or such shorter period as RMNI was required to file reports) preceding the sale.

Persons who have beneficially owned restricted RMNI common stock shares or RMNI warrants for at least six months but who are affiliates of RMNI at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•	1% of the total number of RMNI common stock then outstanding (as of the date of this joint proxy statement/prospectus, GPIA has 20,009,776 ordinary shares outstanding); or
•	the average weekly reported trading volume of the RMNI common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates of RMNI under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about RMNI.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;
•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;
•	the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding twelve months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and
•	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, our initial shareholders will be able to sell their founder shares and private placement warrants, as applicable, pursuant to Rule 144 without registration one year after we have completed our initial business combination.

We anticipate that following the consummation of the first merger, RMNI will no longer be a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.

Registration Rights

See “Description of RMNI Securities—Registration Rights” above.

APPRAISAL RIGHTS

Neither GPIA shareholders nor GPIA warrant holders have appraisal rights in connection with the business combination or the domestication under the Cayman Islands Companies Law or under the DGCL.

Rimini Street stockholders will be will be entitled to dissenters’ rights only if they comply with Nevada law, as described below. To be eligible to exercise appraisal rights, record holders of Rimini Street capital stock must not vote in favor of the business combination and must properly demand payment for their shares. This summary of the rights of dissenting holders of Rimini Street capital stock under the Nevada Dissenter’s Rights Statute does not purport to be a complete statement of the procedures to be followed by Rimini Street stockholders desiring to exercise any dissenters’ rights of appraisal rights available under Nevada law.

A COPY OF THE NEVADA DISSENTER’S RIGHTS STATUTE IS PROVIDED ON ANNEX I TO THIS JOINT PROXY STATEMENT/PROSPECTUS.

IF YOU FAIL TO COMPLY WITH THE PROCEDURES SPECIFIED IN THE NEVADA DISSENTER’S RIGHTS STATUTE IN A TIMELY MANNER, YOU MAY LOSE YOUR DISSENTER’S RIGHTS. BECAUSE OF THE COMPLEXITY OF THOSE PROCEDURES, YOU SHOULD SEEK THE ADVICE OF COUNSEL IF YOU ARE CONSIDERING EXERCISING YOUR DISSENTER’S RIGHTS.

Pursuant to provisions of the Nevada Dissenter’s Rights Statute, holders of Rimini Street capital stock who do not wish to accept the merger consideration have the right to seek an appraisal of the fair cash value of their shares, as determined in a judicial proceeding in accordance with the Nevada Dissenter’s Rights Statute. Such value shall be determined exclusive of any element of value arising from the accomplishment or expectation of the business combination, excluding any appreciation or depreciation in anticipation of the business combination, unless exclusion of any appreciation or depreciation would be inequitable. The value so determined could be more or less than the merger consideration to be paid in connection with the business combination. In addition, holders of Rimini Street capital stock who invoke dissenters’ rights may be entitled to receive payment of a fair rate of interest from the effective date of the business combination on the amount determined to be the fair value of their shares.

To assert dissenter’s rights, each Rimini Street stockholder must (i) before the vote is taken on the business combination must give written notice to Rimini Street of his or her intent to demand payment for the stockholder’s shares and (ii) not vote or cause or permit to be voted such shares in favor of the business combination. If a stockholder returns a signed proxy but does not specify in the proxy a vote against the business combination or an instruction to abstain, the proxy will be voted FOR adoption of the business combination, which will have the effect of waiving the rights of that stockholder to have the stockholder’s shares purchased at fair value pursuant to the Nevada Rights Statute. Abstaining from voting or voting against the business combination will NOT constitute a waiver of a stockholder’s rights. A form of Notice of Stockholder’s Intent to Demand Payment is attached to this joint proxy statement/prospectus as Annex J, but in any event such demand will be sufficient if (a) it reasonably informs Rimini Street of the identity of the stockholder making the demand and that the stockholder intends thereby to demand an appraisal of the fair value of his or her shares and (b) includes the certificates representing the dissenter’s shares. Failure to make such a timely demand will foreclose the right to Appraisal. All written demands for Appraisal should be sent or delivered to Rimini Street at the following address: Thomas C. Shay, Corporate Secretary, Rimini Street, Inc., 3993 Howard Hughes Parkway, Suite 500, Las Vegas, NV 89169. After the vote is taken at the special meeting, if the business combination is approved, no later than 10 days after the business combination takes place, a written dissenters’ notice, accompanied by a copy of the Nevada Rights Statute Sections 92A.300-92A.500 inclusive, will be sent to each stockholder of record entitled to assert dissenter’s rights and any beneficial stockholder who previously asserted dissenter’s rights by giving written notice to demand payment for his or her shares and did not vote in favor of the business combination. Each such dissenting stockholder has the right, 30 days after the date of this written notice to deliver its shares to Rimini Street’s transfer agent, demand in writing from Rimini Street an appraisal of its shares and a demand of payment therefor (together, an “Appraisal”).

Within 30 days after receipt of a demand for Appraisal, Rimini Street must pay each dissenter who complied with the provisions of the Nevada Dissenter’s Rights Statute the amount Rimini Street estimates to be the fair value of such dissenter’s shares, in addition to interest from the effective date of the business combination. The payment must be accompanied by the following: (i) Rimini Street’s balance sheet as of [•], a statement of income for [•], a statement of changes in the stockholders’ equity for [•] or, where such financial statements are not reasonably available, then such reasonably equivalent financial information and the latest available quarterly financial statements, if any; (ii) a statement of Rimini Street’s estimate of the fair value of the shares; (iii) an explanation of how interest was calculated, and (iv) a statement of the dissenter’s rights to demand payment under Nevada law, and that if any such dissenter does not do so within the period specified, such dissenter shall be deemed to have accepted such payment in full satisfaction of Rimini Street’s obligations under the Nevada Dissenter’s Rights Statute.

If a dissenter disagrees with the amount of Rimini Street’s payment or Rimini Street does not respond to the demand for Appraisal, then the dissenter may, within 30 days of such payment, (i) notify Rimini Street in writing of the dissenter’s own estimate of the fair value of the dissenter’s shares and the amount of interest due, and demand payment of such estimate, less any payments made by Rimini Street, or (ii) reject the offer by Rimini Street if the dissenter believes that the amount offered by Rimini Street is less than the fair value of the dissenter’s shares or that the interest due is incorrectly calculated. If a dissenter submits a written demand as set forth above and Rimini Street accepts the offer to purchase the shares at the offer price, then such dissenter will be sent a check for the full purchase price of the shares within 30 days of acceptance.

If a demand for payment remains unsettled, Rimini Street must commence a proceeding in the Clark County, Nevada district court within 60 days after receiving the demand. Each dissenter who is made a party to the proceeding shall be entitled to a judgment in the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by Rimini Street. If a proceeding is commenced to determine the fair value of the shares, the costs of such proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court, shall be assessed against Rimini Street, unless the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment. The court may also assess the fees and expenses of the counsel and experts for the respective parties, in amounts the court finds equitable against Rimini Street if the court finds that (i) Rimini Street did not comply with the Nevada Dissenter’s Rights Statute or (ii) against either Rimini Street or a dissenter, if the court finds that such party acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by the Nevada Dissenter’s Rights Statute. If the proceeding determines the fair value of the shares to be below the merger consideration or the amount otherwise paid to the dissenter, the dissenter will be required to return the difference to Rimini Street.

A person having a beneficial interest in shares that are held of record in the name of another person, such as a broker, fiduciary, depository or other nominee, must act to cause the record holder to follow the requisite steps properly and in a timely manner to perfect dissenters’ rights under the Nevada Dissenter’s Rights Statute. If the shares are owned of record by a person other than the beneficial owner, including a broker, fiduciary (such as a trustee, guardian or custodian), depositary or other nominee, the written demand for dissenters’ rights of appraisal must be executed by or for the record owner. If shares are owned of record by more than one person, as in joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute a demand for Appraisal for a stockholder of record, provided that the agent identifies the record owner and expressly discloses, when the demand is made, that the agent is acting as agent for the record owner. If a stockholder owns shares through a broker who in turn holds the shares through a central securities depository nominee, a demand for Appraisal of such shares must be made by or on behalf of the depository nominee and must identify the depository nominee as the record holder of such shares.

STOCKHOLDER PROPOSALS AND NOMINATIONS

Stockholder Proposals

RMNI’s Proposed Bylaws provide that stockholders may present proper proposals for inclusion in RMNI’s proxy statement for consideration at an annual meeting of stockholders by submitting their proposals in writing to RMNI’s secretary in a timely manner. For a stockholder proposal to be considered for inclusion in RMNI’s proxy statement for RMNI’s annual meeting of stockholders, RMNI’s secretary must receive the written proposal at RMNI’s principal executive offices not less than 120 calendar days before RMNI’s proxy statement is released to shareholders. However, if RMNI did not hold an annual meeting the previous year, then RMNI’s secretary must receive the written proposal within a reasonable time before RMNI begins to print and send its proxy materials. In addition, stockholder proposals must comply with the requirements of Rule 14a-8 regarding the inclusion of stockholder proposals in company-sponsored proxy materials. Stockholder proposals should be addressed to:

Rimini Street, Inc.
Attention: Secretary
3993 Howard Hughes Parkway, Suite 500
Las Vegas, NV 89169

RMNI’s Proposed Bylaws also establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders but do not intend for the proposal to be included in RMNI’s proxy statement. RMNI’s Proposed Bylaws provide that the only business that may be conducted at an annual meeting of stockholders is business that is (i) specified in RMNI’s proxy materials with respect to such meeting, (ii) otherwise properly brought before such meeting by or at the direction of RMNI’s board of directors, or (iii) properly brought before such meeting by a stockholder of record entitled to vote at the annual meeting who has delivered timely written notice to RMNI’s secretary, which notice must contain the information specified in RMNI’s Proposed Bylaws. To be timely for RMNI’s annual meeting of stockholders, RMNI’s secretary must receive the written notice at RMNI’s principal executive offices:

•	not earlier than the 45th day; and
•	not later than the 75th day

before the one-year anniversary of the date on which RMNI first mailed its proxy materials or a notice of availability of proxy materials (whichever is earlier) for the preceding year’s annual meeting.

In the event that no annual meeting was held in the previous year or RMNI holds its annual meeting of stockholders more than 30 days before or more than 60 days after the one-year anniversary of a preceding year’s annual meeting, notice of a stockholder proposal that is not intended to be included in RMNI’s proxy statement must be received no earlier than the close of business on the 120th day before RMNI’s annual meeting of stockholders and no later than the close of business on the later of the following two dates:

•	the 90th day prior to the date of RMNI’s annual meeting of stockholders; or
•	the 10th day following the day on which public announcement of the date of RMNI’s annual meeting of stockholders is first made.

If a stockholder who has notified RMNI of his, her or its intention to present a proposal at an annual meeting does not appear to present his, her or its proposal at such annual meeting, RMNI is not required to present the proposal for a vote at such annual meeting.

Stockholder Director Nominees and Recommendations for Nominees

RMNI stockholders may propose director candidates for consideration by RMNI’s nominating and corporate governance committee. Any such recommendations should include the nominee’s name and qualifications for membership on RMNI’s board of directors and should be directed to RMNI’s secretary at the address set forth above.

RMNI’s nominating and corporate governance committee will consider candidates for director recommended by stockholders so long as such recommendations comply with RMNI’s Proposed Charter and Proposed Bylaws and applicable laws, rules and regulations, including those promulgated by the SEC. RMNI’s nominating and corporate governance committee will evaluate such recommendations in accordance with its charter, RMNI’s Proposed Bylaws, as well as the regular director nominee criteria described above. This process is designed to ensure that RMNI’s board of directors includes members with diverse backgrounds, skills and experience, including appropriate financial and other expertise relevant to our business. Eligible stockholders wishing to recommend a candidate for nomination should contact RMNI’s General Counsel or Legal Department in writing. Such recommendations must include information about the candidate, a statement of support by the recommending stockholder, evidence of the recommending stockholder’s ownership of our common stock and a signed letter from the candidate confirming willingness to serve on our board of directors. RMNI’s nominating and corporate governance committee has discretion to decide which individuals to recommend for nomination as directors.

In addition, RMNI’s Proposed Bylaws permit stockholders to nominate directors for election at an annual meeting of stockholders. To nominate a director, the stockholder must provide the information required by RMNI’s Proposed Bylaws. In addition, the stockholder must give timely notice to RMNI’s secretary in accordance with RMNI’s Proposed Bylaws, which, in general, require that the notice be received by RMNI’s secretary within the time periods described above under “Stockholder Proposals” for stockholder proposals that are not intended to be included in a proxy statement.

SHAREHOLDER COMMUNICATIONS

Shareholders and interested parties may communicate with GPIA’s board of directors, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of GP Investments Acquisition Corp., 150 E. 52nd Street, Suite 5003, New York, NY 10022. Following the business combination, such communications should be sent in care of GPIA, 150 E. 52nd Street, Suite 5003, New York, NY 10022. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.

LEGAL MATTERS

Skadden, Arps, Slate, Meagher & Flom LLP have passed upon the validity of the securities of RMNI offered by this joint proxy statement/prospectus and certain other legal matters related to this joint proxy statement/prospectus.

EXPERTS

The consolidated financial statements of Rimini Street, Inc. and Subsidiaries as of December 31, 2016 and 2015, and for each of the years in the three-year period ended December 31, 2016, have been included in this joint proxy statement/prospectus in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere in this joint proxy statement/prospectus, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of GP Investments Acquisition Corp. as of December 31, 2016 and 2015, and for the year ended December 31, 2016 and for the period from January 28, 2015 (inception) through December 31, 2015, appearing in this joint proxy statement/prospectus have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere in this joint proxy statement/prospectus and are included in reliance on such report given the authority of such firm as expert in accounting and auditing.

RIMINI STREET CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BDO USA, LLP (“BDO”) audited the consolidated financial statements of Rimini Street for the year ended December 31, 2013. BDO had also performed an audit for the year ended December 31, 2014, and issued a report dated August 28, 2015. On December 2, 2016, BDO communicated to the audit committee that it effectively withdrew its audit report on the consolidated financial statements for the year ended December 31, 2014. BDO’s report for the year ended December 31, 2013, did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

On May 25, 2016, the Rimini Street audit committee dismissed BDO as the independent auditor of Rimini Street and engaged KPMG LLP as the independent auditor of Rimini Street commencing with work to be performed in relation to the audit of Rimini Street for the year ended December 31, 2014. In addition, the Rimini Street audit committee engaged KPMG LLP to audit the consolidated financial statements of Rimini Street for the year ended December 31, 2015 and for the year ended December 31, 2016.

During the period in which BDO served as the independent auditor of Rimini Street, there were no disagreements between BDO and Rimini Street on any matter of accounting principles or practices, financial statements disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of BDO, would have caused BDO to make reference to such disagreements in the firm’s reports on the financial statements of Rimini Street for such periods. In addition, no reportable events, as defined in Item 304(a)(1)(v) of Regulation S-K, occurred during Rimini Street's two most recent fiscal years or the interim period preceding the dismissal of BDO.

Rimini Street has provided BDO with a copy of the foregoing disclosure and has requested that BDO furnish Rimini Street with a letter addressed to the SEC stating whether or not BDO agrees with the above statements and, if not, stating the respects in which it does not agree. A copy of the letter from BDO, in which BDO agrees with the above statements, is filed as an exhibit to the registration statement of which this joint proxy statement/prospectus forms part.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS

Pursuant to the rules of the SEC, GPIA and services that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of each of GPIA’s annual report to shareholders and GPIA’s proxy statement. Upon written or oral request, GPIA will deliver a separate copy of the annual report to shareholders and/or proxy statement to any shareholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents. Shareholders receiving multiple copies of such documents may likewise request that GPIA deliver single copies of such documents in the future. Shareholders receiving multiple copies of such documents may request that GPIA deliver single copies of such documents in the future. Shareholders may notify GPIA of their requests by calling or writing GPIA at its principal executive offices at 150 E. 52nd Street, Suite 5003, New York, NY 10022 or (212) 430-4340.

ENFORCEABILITY OF CIVIL LIABILITY

GPIA is a Cayman Islands exempted company. If GPIA does not change its jurisdiction of incorporation from the Cayman Islands to Delaware by effecting the domestication, you may have difficulty serving legal process within the United States upon GPIA. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against GPIA in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is doubt that the courts of the Cayman Islands would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws. However, GPIA may be served with process in the United States with respect to actions against GPIA arising out of or in connection with violation of U.S. federal securities laws relating to offers and sales of GPIA’s securities by serving GPIA’s U.S. agent irrevocably appointed for that purpose.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE

GPIA has filed a registration statement on Form S-4 to register the issuance of securities described elsewhere in this joint proxy statement/prospectus. This joint proxy statement/prospectus is a part of that registration statement.

GPIA files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may read and copy reports, proxy statements and other information filed by GPIA with the SEC at the SEC public reference room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of the materials described above at prescribed rates by writing to the Securities and Exchange Commission, Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549. You may access information on GPIA at the SEC website containing reports, proxy statements and other information at: http://www.sec.gov.

Information and statements contained in this joint proxy statement/prospectus or any annex to this joint proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to the registration statement of which this joint proxy statement/prospectus forms a part, which includes exhibits incorporated by reference from other filings made with the SEC.

All information contained in this joint proxy statement/prospectus relating to GPIA has been supplied by GPIA, and all such information relating to Rimini Street has been supplied by Rimini Street. Information provided by one another does not constitute any representation, estimate or projection of the other.

Incorporation by Reference of Certain of GPIA’s Filings with the SEC

The SEC allows GPIA to “incorporate by reference” certain information filed with the SEC into this joint proxy statement/prospectus, which means that GPIA can disclose important information to you by referring you to other documents that GPIA has filed separately with the SEC. You should read any information incorporated by reference because it is an important part of this this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates by reference any filings that GPIA makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus and prior to the date of the special meeting, and thereafter until the consummation of the business combination (other than those documents or the portions of those documents furnished, including pursuant to Items 2.02 or 7.01 of any Current Report on Form 8-K or exhibits filed under Item 9.01 relating to those Items, unless expressly stated otherwise therein). Any statement contained in a document incorporated by reference into this joint proxy statement/prospectus will be deemed to be modified or superseded to the extent that a statement contained in any other subsequently filed document that is also, or is deemed to be, incorporated by reference into this joint proxy statement/prospectus conflicts with, negates, modifies or supersedes that statement. Any statement that is modified or superseded will not constitute a part of this joint proxy statement/prospectus, except as modified or superseded.

If you would like additional copies of this joint proxy statement/prospectus or any document incorporated by reference in this joint proxy statement/prospectus, or if you have questions about the business combination, you should contact via phone or in writing:

Morrow Sodali LLC
470 West Avenue
Stamford CT 06902
Tel: (800) 662-5200
Banks and brokers call collect: (203) 658-9400
E-mail: GPIA.info@morrowsodali.com

INDEX TO FINANCIAL STATEMENTS

GP INVESTMENTS ACQUISITION CORP.

Condensed Financial Statements as of March 31, 2017 and December 31, 2016, and for the Three Months Ended March 31, 2017 and 2016
Condensed Balance Sheets	F-3
Condensed Statements of Operations	F-4
Condensed Statements of Cash Flows	F-5
Notes to Condensed Financial Statements	F-6

Financial Statements as of December 31, 2016 and 2015, and for the Year Ended December 31, 2016 and for the Period from January 28, 2015 (Inception) through December 31, 2015
Report of Independent Registered Public Accounting Firm	F-17
Balance Sheets	F-18
Statements of Operations	F-19
Statements of Changes in Shareholders’ Equity	F-20
Statements of Cash Flows	F-21
Notes to Condensed Financial Statements	F-22

RIMINI STREET, INC. AND SUBSIDIARIES

Unaudited Condensed Consolidated Financial Statements as of December 31, 2016 and March 31, 2017, and for the Three Months Ended March 31, 2016 and 2017
Condensed Consolidated Balance Sheets	F-32
Condensed Consolidated Statements of Operations and Comprehensive Loss	F-33
Condensed Consolidated Statement of Stockholders’ Deficit	F-34
Condensed Consolidated Statements of Cash Flows	F-35
Notes to Condensed Consolidated Financial Statements	F-36

Consolidated Financial Statements as of December 31, 2015 and 2016, and for the Years Ended December 31, 2014, 2015 and 2016
Report of Independent Registered Public Accounting Firm	F-51
Consolidated Balance Sheets	F-52
Consolidated Statements of Operations and Comprehensive Loss	F-53
Consolidated Statements of Stockholders’ Deficit	F-54
Consolidated Statements of Cash Flows	F-55
Notes to Consolidated Financial Statements	F-56

GP INVESTMENTS ACQUISITION CORP.

Condensed Financial Statements as of March 31, 2017 and December 31, 2016
and for the Three Months Ended March 31, 2017

GP INVESTMENTS ACQUISITION CORP.

Condensed Balance Sheets

	March 31, 2017	December 31, 2016
	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$1,551	$1,551
Prepaid expenses	256,417	217,668
Total Current Assets	257,968	219,219

Cash and marketable securities held in Trust Account	173,227,105	173,051,990
TOTAL ASSETS	$173,485,073	$173,271,209

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued expenses	$133,932	$63,009
Advances from related party	—	635,681
Total Current Liabilities	133,932	698,690

Deferred underwriting fees	6,037,500	6,037,500
Promissory note – related party	2,682,893	1,900,000
Total Liabilities	8,854,325	8,636,190

Commitments and Contingencies

Ordinary shares subject to possible redemption, 15,896,071 and 15,912,582 shares at redemption value as of March 31, 2017 and December 31, 2016, respectively	159,630,747	159,635,018

Shareholders’ Equity
Preferred shares, $0.0001 par value; 20,000,000 authorized, none issued and outstanding	—	—
Ordinary shares, $0.0001 par value; 400,000,000 shares authorized; 5,666,429 and 5,649,918 shares issued and outstanding (excluding 15,896,071 and 15,912,582 shares subject to possible redemption) as of March 31, 2017 and December 31, 2016, respectively	566	565
Additional paid-in capital	7,995,597	7,991,327
Accumulated deficit	(2,996,162)	(2,991,891)
Total Shareholders’ Equity	5,000,001	5,000,001

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$173,485,073	$173,271,209

The accompanying notes are an integral part of the condensed financial statements.

GP INVESTMENTS ACQUISITION CORP.

Condensed Statements of Operations
(Unaudited)

	Three Months Ended March 31,
	2017	2016

Operating costs	$179,386	$1,066,912
Loss from operations	(179,386)	(1,066,912)

Other income:
Interest income	200,175	161,227
Unrealized (loss) gain on marketable securities held in Trust Account	(25,060)	103,291
Net Loss	$(4,271)	$(802,394)

Weighted average shares outstanding, basic and diluted(1)	5,649,918	5,320,250

Basic and diluted net loss per common share	$0.00	$(0.15)
(1)	Excludes an aggregate of up to 15,896,071 and 16,137,312 shares subject to redemption at March 31, 2017 and 2016, respectively.

The accompanying notes are an integral part of the condensed financial statements.

GP INVESTMENTS ACQUISITION CORP.

Condensed Statements of Cash Flows
(Unaudited)

	Three Months Ended March 31,
	2017	2016

Cash Flows from Operating Activities:
Net loss	$(4,271)	$(802,394)
Adjustments to reconcile net loss to net cash used in operating activities:
Interest earned on marketable securities held in Trust Account	(200,175)	(161,227)
Unrealized loss (gain) on marketable securities held in Trust Account	25,060	(103,291)
Changes in operating assets and liabilities:
Prepaid expenses	(38,749)	(75,622)
Accounts payable and accrued expenses	70,923	1,047,005
Net cash used in operating activities	(147,212)	(95,529)

Cash Flows from Financing Activities:
Proceeds from related party promissory notes	147,212	—
Net cash provided by financing activities	147,212	—

Net Change in Cash and Cash Equivalents	—	(95,529)
Cash and Cash Equivalents - Beginning	1,551	967,449
Cash and Cash Equivalents - Ending	$1,551	$871,920

Non-cash investing and financing activities:
Change in value of ordinary shares subject to possible redemption	$(4,271)	$(802,394)
Reclassification of related party advances to related party promissory notes	$635,681	$—

The accompanying notes are an integral part of the condensed financial statements.

GP INVESTMENTS ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2017
(Unaudited)

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

GP Investments Acquisition Corp. (the “Company”) is a blank check company incorporated in the Cayman Islands on January 28, 2015. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (“Business Combination”).

At March 31, 2017, the Company had not yet commenced operations. All activity through March 31, 2017 related to the Company’s formation, its Initial Public Offering (as defined below), which is described below, and identifying and evaluating a target company for a Business Combination and activities in connection with the announced and subsequently terminated proposed acquisition of WKI Holding Company, Inc. (“WKI”) described below.

On April 19, 2016, the Company entered into an Agreement and Plan of Merger (as amended on July 28, 2016, the “Merger Agreement”), by and among the Company, Let’s Go Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of the Company, WKI, and, solely in its capacity as the initial Holder Representative thereunder, WKI Group, LLC, a Delaware limited liability company. Pursuant to the Merger Agreement, the Company agreed to acquire all of the outstanding capital stock of WKI, the parent company of World Kitchen, LLC, a leading multinational manufacturer and marketer of houseware products. On November 11, 2016, the parties entered into a letter agreement terminating the Merger Agreement, effective November 11, 2016.

The registration statement for the Company’s initial public offering (the “Initial Public Offering”) was declared effective on May 19, 2015. On May 26, 2015, the Company consummated the Initial Public Offering of 17,250,000 units (“Units”), which included the exercise by the underwriters of their entire overallotment option in the amount of 2,250,000 Units, at $10.00 per Unit, generating gross proceeds of $172,500,000. The Initial Public Offering is further described in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 6,062,500 warrants (the “Private Placement Warrants”) at a price of $1.00 per warrant in a private placement to the Company’s sponsor, GPIC Ltd, a Bermuda company (“Sponsor”), generating gross proceeds of $6,062,500. The sale of Private Placement Warrants is further described in Note 4.

Transaction costs amounted to $10,960,590, consisting of $4,312,500 of underwriting fees, $6,037,500 of deferred underwriting fees (which are held in the Trust Account (defined below)) and $610,590 of Initial Public Offering costs. In addition, at March 31, 2017, $1,551 of cash was held outside of the Trust Account and was available for working capital purposes.

Following the closing of the Initial Public Offering, an amount of $172,500,000 ($10.00 per share) from the net proceeds of the sale of the Units in the Initial Public Offering and the Private Placement Warrants was placed in a trust account (“Trust Account”) and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “1940 Act”), with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of paragraphs (c)(2), (c)(3) and (c)(4) of Rule 2a-7 of the 1940 Act, as determined by the Company, until the earlier of: (i) the consummation of a Business Combination or (ii) the distribution of the Trust Account as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of its Initial Public Offering and Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The Company’s Units are listed on the Nasdaq Capital Market (“NASDAQ”). Pursuant to the NASDAQ listing rules, the Company’s Business Combination must be with a target business or businesses whose collective fair market value is equal to at least 80% of the balance in the Trust Account at the time of the execution of a definitive agreement for such Business Combination. There is no assurance that the Company will be able to successfully effect a Business Combination.

The Company will provide its shareholders with the opportunity to redeem all or a portion of their shares included in the Units sold in the Initial Public Offering (the “Public Shares”) upon the completion of a Business

GP INVESTMENTS ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS (continued)
MARCH 31, 2017
(Unaudited)

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (continued)

Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The per-share price of the Public Shares to be redeemed (initially $10.00 per share), payable in cash, will be equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of a Business Combination, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its income tax obligations, divided by the number of then outstanding Public Shares. The per-share amount to be distributed to shareholders who redeem their shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriter (as discussed in Note 6). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants. However, in no event will the Company redeem its Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001. The Company’s initial shareholders have agreed to waive their redemption rights with respect to the founder shares (as defined in Note 5) and Public Shares in connection with the completion of a Business Combination. If a shareholder vote is not required by law and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Memorandum and Articles of Association, conduct the redemptions pursuant to the tender offer rules of the Securities and Exchange Commission (“SEC”), and file tender offer documents with the SEC prior to completing a Business Combination.

If, however, a shareholder approval of the transaction is required by law, or the Company decides to obtain shareholder approval for business or other legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks shareholder approval, it will complete a Business Combination only if a majority of the outstanding ordinary shares voted are voted in favor of the Business Combination. If the Company seeks shareholder approval in connection with a Business Combination, the initial shareholders have agreed to vote their founder shares and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination. Additionally, each shareholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction.

If the Company seeks shareholder approval of a Business Combination and it does not conduct redemptions in connection with a Business Combination pursuant to the tender offer rules, the Company’s Amended and Restated Memorandum and Articles of Association provides that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 20% of the shares sold in the Initial Public Offering (“Excess Shares”). However, the Company would not be restricting the shareholders’ ability to vote all of their shares (including Excess Shares) for or against a Business Combination.

The Company has until May 26, 2017 to complete a Business Combination (the “Combination Period”). The Company is scheduled to hold a shareholders meeting on May 23, 2017, pursuant to which it is proposing to amend and restate its Memorandum and Articles of Association in order to extend the date by which the Company must consummate a Business Combination from May 26, 2017 to November 27, 2017 (the “Extended Combination Period”). On April 24, 2017, the Company filed a definitive proxy statement (the “Proxy Statement”) with the SEC relating to such shareholder meeting. Further information in connection with such shareholders meeting is included in the Proxy Statement. If the Company is unable to complete a Business Combination within the Combination Period or the Extended Combination Period (if approved by the shareholders as described in the Proxy Statement), the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its income tax obligations (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation

GP INVESTMENTS ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS (continued)
MARCH 31, 2017
(Unaudited)

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (continued)

distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the Company’s board of directors, proceed to commence a voluntary liquidation and thereby a formal dissolution of the Company, subject in each case to its obligations to provide for claims of creditors and the requirements of the laws of the Cayman Islands and other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s Warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period or the Extended Combination Period (if approved by the shareholders as described in the Proxy Statement).

The initial shareholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to the founder shares if the Company fails to complete a Business Combination during the Combination Period or the Extended Combination (if approved by the shareholders as described in the Proxy Statement). However, if the initial shareholders acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period or the Extended Combination (if approved by the shareholders as described in the Proxy Statement). The underwriter has agreed to waive its rights to the deferred underwriting commission held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period or the Extended Combination (if approved by the shareholders as described in the Proxy Statement) and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Company’s Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the $10.00 per share initially held in the Trust Account. In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under the Company’s indemnity of the underwriter of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third party claims.

The Company has principally financed its operations from inception using proceeds from the sale of its equity securities to its initial shareholders and such amount of proceeds from the Initial Public Offering that were placed in an account outside of the Trust Account for working capital purposes. As of March 3, 2017, the Company had $1,551 held outside of the Trust Account. Interest earned on the Trust Account balance through March 31, 2017 available to be released to the Company for the payment of income tax obligations amounted to approximately $727,000. As of March 2017, the Sponsor has committed to provide loans to the Company up to a total aggregate amount of $3,400,000, of which $2,682,893 was outstanding as of March 31, 2017 (see Note 5). Based on the foregoing, the Company believes it will have sufficient cash to meet its needs through the earlier of consummation of a Business Combination or the end of the Combination Period or the end of the Extended Combination Period (if approved by the shareholders as described in the Proxy Statement), the date that the Company will be required to cease all operations except for the purpose of winding up, if a Business Combination is not consummated.

GP INVESTMENTS ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS (continued)
MARCH 31, 2017
(Unaudited)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 10 of Regulation S-X of the SEC. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting.

Accordingly, they do not include all the information and footnotes necessary for a comprehensive presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

The accompanying unaudited condensed financial statements should be read in conjunction with the Company's Annual Report on Form 10-K for the year ended December 31, 2016 as filed with the SEC, which contains the audited financial statements and notes thereto. The financial information as of December 31, 2016 is derived from the audited financial statements presented in the Company's Annual Report on Form 10-K for the year ended December 31, 2016. The interim results for the three months ended March 31, 2017 are not necessarily indicative of the results to be expected for the year ending December 31, 2017 or for any future interim periods.

Emerging growth company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future events. Accordingly, the actual results could differ significantly from those estimates.

GP INVESTMENTS ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS (continued)
MARCH 31, 2017
(Unaudited)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and cash equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of March 31, 2017 and December 31, 2016.

Cash and marketable securities held in Trust Account

The amounts held in the Trust Account represent substantially all of the proceeds of the Initial Public Offering and are classified as restricted assets since such amounts can only be used by the Company in connection with the consummation of a Business Combination. As of March 31, 2017, cash and marketable securities held in the Trust Account consisted of $173,227,105 in United States Treasury Bills with a maturity date of 180 days or less.

Ordinary shares subject to possible redemption

The Company accounts for its ordinary shares subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Ordinary shares subject to mandatory redemption (if any) are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, at March 31, 2017 and December 31, 2016, the ordinary shares subject to possible redemption are presented as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheet.

Income taxes

The Company complies with the accounting and reporting requirements of ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of March 31, 2017, there were no amounts accrued for interest and penalties. There were no unrecognized tax benefits as of March 31, 2017. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position over the next twelve months.

The Company may be subject to potential examination by U.S. federal, U.S. states or foreign taxing authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, U.S. state and foreign tax laws.

The Company’s tax provision is zero because the Company is organized in the Cayman Islands with no connection to any other taxable jurisdiction. As such, the Company has no deferred tax assets. The Company is considered to be an exempted Cayman Islands Company, and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States.

GP INVESTMENTS ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS (continued)
MARCH 31, 2017
(Unaudited)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Net loss per share

The Company complies with accounting and disclosure requirements of ASC Topic 260, “Earnings Per Share.” Net loss per share is computed by dividing net loss by the weighted average number of ordinary shares outstanding during the period. Ordinary shares subject to possible redemption at March 31, 2017 and 2016 have been excluded from the calculation of basic loss per share since such shares, if redeemed, only participate in their pro rata share of the Trust Account earnings. The Company has not considered the effect of warrants to purchase 14,687,500 ordinary shares in the calculation of diluted loss per share, since the exercise of the warrants is contingent upon the occurrence of future events. As a result, diluted loss per share is the same as basic loss per share for the periods presented.

Concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash accounts in a financial institution which, at times may exceed the Federal depository insurance coverage of $250,000. At March 31, 2017, the Company had not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Fair value of financial instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying balance sheets, primarily due to their short-term nature.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

NOTE 3. INITIAL PUBLIC OFFERING

On May 26, 2015, the Company sold 15,000,000 Units at a purchase price of $10.00 per Unit. In addition, as a result of the underwriters election to exercise their entire over-allotment option, the Company sold an additional 2,250,000 Units to the underwriters at a purchase price of $10.00 per Unit. Each Unit consists of one ordinary share and one-half of one warrant (“Public Warrant”). Each whole Public Warrant entitles the holder to purchase one ordinary share at a price of $11.50 per share (see Note 7).

NOTE 4. PRIVATE PLACEMENT

Simultaneously with the Initial Public Offering, the Sponsor purchased an aggregate of 6,062,500 Private Placement Warrants at a purchase price of $1.00 per warrant in a private placement. Each Private Placement Warrant is exercisable to purchase one ordinary share at $11.50 per share. The proceeds from the Private Placement Warrants were added to the net proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period or the Extended Combination (if approved by the shareholders as described in the Proxy Statement), the proceeds of the sale of the Private Placement Warrants will be used to fund the redemption of the Company’s Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless. There will be no redemption rights or liquidating distributions with respect to the Private Placement Warrants.

NOTE 5. RELATED PARTY TRANSACTIONS

Founder Shares

On March 2, 2015, the Company issued 4,312,500 ordinary shares to GPIAC, LLC, a company whose sole member is the Sponsor (the “founder shares”), for an aggregate purchase price of $25,000. The 4,312,500 founder shares included an aggregate of up to 562,500 shares subject to forfeiture by the initial shareholders (or their

GP INVESTMENTS ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS (continued)
MARCH 31, 2017
(Unaudited)

NOTE 5. RELATED PARTY TRANSACTIONS (continued)

permitted transferees) on a pro rata basis depending on the extent to which the underwriter’s over-allotment was exercised. As a result of the underwriter’s election to exercise its full over-allotment option to purchase 2,250,000 Units on May 26, 2015 (see Note 6), 562,500 founder shares were no longer subject to forfeiture. The founder shares are identical to the Public Shares included in the Units sold in the Initial Public Offering, except that (1) the founder shares are subject to certain transfer restrictions and (2) the initial shareholders have agreed (i) to waive their redemption rights with respect to the founder shares and Public Shares purchased during or after the Initial Public Offering in connection with the completion of a Business Combination and (ii) to waive their rights to liquidating distributions from the Trust Account with respect to the founder shares if the Company fails to complete a Business Combination within the Combination Period or the Extended Combination (if approved by the shareholders as described in the Proxy Statement).

Administrative Services Fee

Commencing on May 19, 2015, the Company has agreed to pay an affiliate of the Sponsor a monthly fee of $10,000 for general and administrative services. For the three months ended March 31, 2017 and 2016, the Company incurred $30,000 and $30,000, respectively, of administrative service fees, of which $90,000 and $60,000, respectively, is payable and included in accounts payable and accrued expenses in the accompanying condensed balance sheet as of March 31, 2017 and December 31, 2016, respectively.

Related Party Advances

Through December 31, 2016, the Sponsor advanced an aggregate of $635,681 in order to finance transaction costs in connection with the terminated Business Combination with WKI. The advances were non-interest bearing, unsecured and payable only upon the completion of a Business Combination. As a result of the amendment to the Sponsor’s commitment to provide loans to the Company of up to a total aggregate amount of $3,400,000 (see below), the outstanding advances of $635,681 were reclassified to related party promissory loans and are now included in the outstanding amounts owed under such loans. Accordingly, as of March 31, 2017, there are no related party advances outstanding.

Related Party Loans

As of March 2017, the Sponsor has committed to provide loans to the Company up to an aggregate of $3,400,000 in order to finance transaction costs in connection with a Business Combination. The loans are evidenced by a promissory note, are non-interest bearing, unsecured and will only be repaid upon the completion of a Business Combination. As of March 31, 2017, $2,682,893 was outstanding under the loans.

Other than as described above, the Sponsor or an affiliate of the Sponsor or certain of the Company’s officers and directors may, but are not obligated to, loan the Company additional funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds held in the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account.

In the event that a Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Up to $1,000,000 of Working Capital Loans may be convertible into warrants of the post business combination entity at a price of $1.00 per warrant at the option of the lender. Such warrants would be identical to the Private Placement Warrants. The terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to the Working Capital Loans.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Contingent Transaction Fee Arrangements

The Company has entered into fee arrangements with certain service providers and advisors pursuant to which certain fees incurred by the Company in connection with a potential Business Combination will be deferred and become payable only if the Company consummates a Business Combination. If a Business Combination does not

GP INVESTMENTS ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS (continued)
MARCH 31, 2017
(Unaudited)

NOTE 6. COMMITMENTS AND CONTINGENCIES (continued)

occur, the Company will not be required to pay these contingent fees. As of March 31, 2017, the amount of these contingent fees was approximately $3,993,000. To the extent a Business Combination is consummated, the Company anticipates incurring a significant amount of additional costs. There can be no assurances that the Company will complete a Business Combination.

Registration Rights

Pursuant to a registration rights agreement entered into on May 19, 2015 with the holders of the founder shares, Private Placement Warrants and Warrants, the holders of the majority of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities and shares that may be issued upon conversion of the Private Placement Warrants, Warrants and Working Capital Loans, if any. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable Lock-Up Period (as defined in the registration rights agreement). The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters are entitled to an underwriting discount of 6.0%, of which two and one-half percent (2.5%), or $4,312,500, was paid in cash at the closing of the Initial Public Offering on May 26, 2015, and up to three and one-half percent (3.5%), or $6,037,500, has been deferred. The deferred fee will be paid in cash upon the closing of a Business Combination from the amounts held in the Trust Account, subject to the terms of the underwriting agreement.

NOTE 7. SHAREHOLDERS’ EQUITY

Preferred Shares - The Company is authorized to issue 20,000,000 preferred shares with a par value of $0.0001 per share in one or more series. The Company’s board of directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. At March 31, 2017, there are no preferred shares designated, issued or outstanding.

Ordinary Shares - The Company is authorized to issue up to 400,000,000 ordinary shares, with a par value of $0.0001 per share. Holders of the Company’s ordinary shares are entitled to one vote for each share. At March 31, 2017, there were 5,666,429 ordinary shares issued and outstanding (excluding 15,896,071 ordinary shares subject to possible redemption).

Warrants - Public Warrants may only be exercised for a whole number of ordinary shares. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the ordinary shares issuable upon exercise of the Public Warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their Public Warrants on a cashless basis and such cashless exercise is exempt from registration under the Securities Act). The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants and the ordinary shares issuable upon exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions.

GP INVESTMENTS ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS (continued)
MARCH 31, 2017
(Unaudited)

NOTE 7. SHAREHOLDERS’ EQUITY (continued)

Additionally, the Private Placement Warrants will be non-redeemable so long as they are held by the initial purchasers or such purchasers’ permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or such purchasers’ permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

The exercise price and number of ordinary shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of ordinary shares at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. Accordingly, the warrants may expire worthless.

NOTE 8. FAIR VALUE MEASUREMENTS

The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:	Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
Level 2:	Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.
Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at March 31, 2017 and December 31, 2016, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

Description	Level	March 31, 2017	December 31, 2016
Assets:
Cash and marketable securities held in Trust Account	1	$173,227,105	$173,051,990

NOTE 9. SUBSEQUENT EVENTS

The Company evaluates subsequent events and transactions that occur after the balance sheet date up to the date that the financial statements were issued for potential recognition or disclosure. Other than as described below, the Company did not identify subsequent events that would have required adjustment to or disclosure in the financial statements.

GP INVESTMENTS ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS (continued)
MARCH 31, 2017
(Unaudited)

NOTE 9. SUBSEQUENT EVENTS (continued)

The Company is scheduled to hold a shareholders meeting on May 23, 2017, pursuant to which it is proposing, among other things, to amend its Memorandum and Articles of Association in order to extend the date by which the Company must consummate a Business Combination from May 26, 2017 to November 27, 2017. On April 24, 2017, the Company filed a Proxy Statement with the SEC relating to such shareholders meeting. Further information in connection with such shareholders meeting is included in the Proxy Statement.

GP INVESTMENTS ACQUISITION CORP.

Financial Statements as of December 31, 2016 and 2015
and for the Year Ended December 31, 2016
and for the Period from January 28, 2015 (Inception)
through December 31, 2015

Report of Independent Registered Public Accounting Firm

To the Audit Committee of the Board of Directors and Shareholders
of GP Investments Acquisition Corp.

We have audited the accompanying balance sheets of GP Investments Acquisition Corp. (the “Company”) as of December 31, 2016 and 2015 the related statements of operations, changes in shareholders’ equity, and cash flows for the year ended December 31, 2016 and for the period from January 28, 2015 (inception) through December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GP Investments Acquisition Corp. as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the year ended December 31, 2016 and for the period from January 28, 2015 (inception) through December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

/s/ Marcum LLP

Marcum LLP
New York, NY
March 16, 2017

GP INVESTMENTS ACQUISITION CORP.

Balance Sheets

	December 31
	2016	2015
ASSETS
Current Assets
Cash and cash equivalents	$1,551	$967,449
Prepaid expenses	217,668	7,951
Total Current Assets	219,219	975,400

Cash and marketable securities held in Trust Account	173,051,990	172,578,252

TOTAL ASSETS	$173,271,209	$173,553,652

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued expenses	$63,009	$19,968
Advances from related party	635,681	—
Total Current Liabilities	698,690	19,968

Deferred underwriting fees	6,037,500	6,037,500
Promissory note – related party	1,900,000	—
Total Liabilities	8,636,190	6,057,468

Commitments

Ordinary shares subject to possible redemption, 15,912,582 and 16,242,250 shares at redemption value as of December 31, 2016 and 2015, respectively	159,635,018	162,496,183

Shareholders’ Equity
Preferred shares, $0.0001 par value; 20,000,000 authorized, none issued and outstanding	—	—
Ordinary shares, $0.0001 par value; 400,000,000 shares authorized; 5,649,918 and 5,320,250 shares issued and outstanding (excluding 15,912,582 and 16,242,250 shares subject to possible redemption) as of December 31, 2016 and 2015, respectively	565	532
Additional paid-in capital	7,991,327	5,130,195
Accumulated deficit	(2,991,891)	(130,726)
Total Shareholders’ Equity	5,000,001	5,000,001

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$173,271,209	$173,553,652

The accompanying notes are an integral part of the financial statements.

GP INVESTMENTS ACQUISITION CORP.

Statements of Operations

	Year Ended December 31, 2016	For the Period from January 28, 2015 (inception) through December 31, 2015

Operating costs	$3,334,903	$208,978
Loss from operations	(3,334,903)	(208,978)

Other income:
Interest income	485,356	78,252
Unrealized loss on marketable securities held in the Trust Account	(11,618)	—
Net Loss	$(2,861,165)	$(130,726)

Weighted average shares outstanding, basic and diluted	5,466,064	4,761,628

Basic and diluted net loss per common share	$(0.52)	$(0.03)

The accompanying notes are an integral part of the financial statements.

GP INVESTMENTS ACQUISITION CORP.

Statement of Changes in Shareholders’ Equity

Year ended December 31, 2016 and for the Period from January 28, 2015 (inception) through December 31, 2015

	Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Equity
	Shares	Amount
Balance at January 27, 2015 (Inception)	—	$—	$—	$—	$—
Ordinary shares issued to initial shareholder	4,312,500	431	24,569	—	25,000
Sale of 15,000,000 Units, net of underwriters discount and offering expenses	15,000,000	1,500	140,387,910	—	140,389,410
Sale of 2,250,000 over-allotment Units to underwriters, net of underwriters discount	2,250,000	225	21,149,775	—	21,150,000
Sale of 6,062,500 Private Placement Warrants	—	—	6,062,500	—	6,062,500
Ordinary shares subject to redemption	(16,242,250)	(1,624)	(162,494,559)	—	(162,496,183)
Net loss	—	—	—	(130,726)	(130,726)
Balance – December 31, 2015	5,320,250	532	5,130,195	(130,726)	5,000,001
Ordinary shares subject to redemption	329,668	33	2,861,132	—	2,861,165
Net loss	—	—	—	(2,861,165)	(2,861,165)
Balance – December 31, 2016	5,649,918	$565	$7,991,327	$(2,991,891)	$5,000,001

The accompanying notes are an integral part of the financial statements.

GP INVESTMENTS ACQUISITION CORP.

Statements of Cash Flows

	Year Ended December 31, 2016	For the period from January 28, 2015 (inception) through December 31, 2015
Cash Flows from Operating Activities:
Net loss	$(2,861,165)	$(130,726)
Adjustments to reconcile net loss to net cash used in operating activities:
Interest earned on marketable securities held in Trust Account	(485,356)	(78,252)
Unrealized loss on marketable securities held in Trust Account	11,618	—
Changes in operating assets and liabilities:
Prepaid expenses	(209,717)	(7,951)
Accounts payable and accrued expenses	43,041	19,968
Net cash used in operating activities	(3,501,579)	(196,961)

Cash Flows from Investing Activities:
Investment of cash and marketable securities held in trust	—	(172,500,000)
Net cash used in investing activities	—	(172,500,000)

Cash Flows from Financing Activities:
Proceeds from issuance of ordinary shares to initial shareholder	—	25,000
Proceeds from sale of Units, net of underwriting discounts paid	—	146,250,000
Proceeds from sale of Private Placement Warrants	—	6,062,500
Proceeds from sale of over-allotment Units, net of underwriting discounts paid	—	21,937,500
Payment of offering costs	—	(525,590)
Proceeds from related party advances	635,681	1,321
Repayment of related party advances	—	(86,321)
Proceeds from related party promissory notes	1,900,000	100,000
Repayment of related party promissory notes	—	(100,000)
Net cash provided by financing activities	2,535,681	173,664,410

Net Change in Cash and Cash Equivalents	(965,898)	967,449
Cash and Cash Equivalents – Beginning	967,449	—
Cash and Cash Equivalents – Ending	$1,551	$967,449

Non-cash investing and financing activities:
Payment of offering costs and operational costs pursuant to related party advances	$—	$85,000
Deferred underwriting fees	$—	$6,037,500
Initial classification of ordinary shares subject to possible redemption	$—	$162,617,560
Change in value of ordinary shares subject to possible redemption	$2,861,165	$121,377

The accompanying notes are an integral part of the financial statements.

GP INVESTMENTS ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
DECEMBER 31, 2016

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

GP Investments Acquisition Corp. (the “Company”) is a blank check company incorporated in the Cayman Islands on January 28, 2015. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (“Business Combination”).

At December 31, 2016, the Company had not yet commenced operations. All activity through December 31, 2016 related to the Company’s formation, its Initial Public Offering (as defined below), which is described below, and identifying and evaluating a target company for a Business Combination and activities in connection with the announced and subsequently terminated proposed acquisition of WKI Holding Company, Inc. (“WKI”) described below.

On April 19, 2016, the Company entered into an Agreement and Plan of Merger (as amended on July 28, 2016, the “Merger Agreement”), by and among the Company, Let’s Go Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of the Company, WKI, and, solely in its capacity as the initial Holder Representative thereunder, WKI Group, LLC, a Delaware limited liability company. Pursuant to the Merger Agreement, the Company agreed to acquire all of the outstanding capital stock of WKI, the parent company of World Kitchen, LLC, a leading multinational manufacturer and marketer of houseware products. On November 11, 2016, the parties entered into a letter agreement terminating the Merger Agreement, effective November 11, 2016.

The registration statement for the Company’s initial public offering (the “Initial Public Offering”) was declared effective on May 19, 2015. On May 26, 2015, the Company consummated the Initial Public Offering of 17,250,000 units (“Units”), which included the exercise by the underwriters of their entire overallotment option in the amount of 2,250,000 Units, at $10.00 per Unit, generating gross proceeds of $172,500,000. The Initial Public Offering is further described in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 6,062,500 warrants (the “Private Placement Warrants”) at a price of $1.00 per warrant in a private placement to the Company’s sponsor, GPIC Ltd, a Bermuda company (“Sponsor”), generating gross proceeds of $6,062,500. The sale of Private Placement Warrants is further described in Note 4.

Transaction costs amounted to $10,960,590, consisting of $4,312,500 of underwriting fees, $6,037,500 of deferred underwriting fees (which are held in the Trust Account (defined below)) and $610,590 of Initial Public Offering costs. In addition, at December 31, 2016, $1,551 of cash was held outside of the Trust Account and was available for working capital purposes.

Following the closing of the Initial Public Offering, an amount of $172,500,000 ($10.00 per share) from the net proceeds of the sale of the Units in the Initial Public Offering and the Private Placement Warrants was placed in a trust account (“Trust Account”) and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “1940 Act”), with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of paragraphs (c)(2), (c)(3) and (c)(4) of Rule 2a-7 of the 1940 Act, as determined by the Company, until the earlier of: (i) the consummation of a Business Combination or (ii) the distribution of the Trust Account as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of its Initial Public Offering and Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The Company’s Units are listed on the Nasdaq Capital Market (“NASDAQ”). Pursuant to the NASDAQ listing rules, the Company’s Business Combination must be with a target business or businesses whose collective fair market value is equal to at least 80% of the balance in the Trust Account at the time of the execution of a definitive agreement for such Business Combination. There is no assurance that the Company will be able to successfully effect a Business Combination.

The Company will provide its shareholders with the opportunity to redeem all or a portion of their shares included in the Units sold in the Initial Public Offering (the “Public Shares”) upon the completion of a Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or

GP INVESTMENTS ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
DECEMBER 31, 2016 (continued)

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (continued)

(ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The per-share price of the Public Shares to be redeemed (initially $10.00 per share), payable in cash, will be equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of a Business Combination, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its income tax obligations, divided by the number of then outstanding Public Shares. The per-share amount to be distributed to shareholders who redeem their shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriter (as discussed in Note 6). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants. However, in no event will the Company redeem its Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001. The Company’s initial shareholders have agreed to waive their redemption rights with respect to the founder shares (as defined in Note 5) and Public Shares in connection with the completion of a Business Combination. If a shareholder vote is not required by law and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Memorandum and Articles of Association, conduct the redemptions pursuant to the tender offer rules of the Securities and Exchange Commission (“SEC”), and file tender offer documents with the SEC prior to completing a Business Combination.

If, however, a shareholder approval of the transaction is required by law, or the Company decides to obtain shareholder approval for business or other legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks shareholder approval, it will complete a Business Combination only if a majority of the outstanding ordinary shares voted are voted in favor of the Business Combination. If the Company seeks shareholder approval in connection with a Business Combination, the initial shareholders have agreed to vote their founder shares and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination. Additionally, each shareholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction.

If the Company seeks shareholder approval of a Business Combination and it does not conduct redemptions in connection with a Business Combination pursuant to the tender offer rules, the Company’s Amended and Restated Memorandum and Articles of Association provides that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 20% of the shares sold in the Initial Public Offering (“Excess Shares”). However, the Company would not be restricting the shareholders’ ability to vote all of their shares (including Excess Shares) for or against a Business Combination.

If the Company is unable to complete a Business Combination within 24 months from the closing of the Initial Public Offering (the “Combination Period”), the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its income tax obligations (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the Company’s board of directors, proceed to commence a voluntary liquidation and thereby a formal dissolution of the Company, subject in each case to its obligations to provide for claims of creditors and the requirements of the laws of the Cayman Islands and other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s Warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.

The initial shareholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to the founder shares if the Company fails to complete a Business Combination during the Combination

GP INVESTMENTS ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
DECEMBER 31, 2016 (continued)

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (continued)

Period. However, if the initial shareholders acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriter has agreed to waive its rights to the deferred underwriting commission held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Company’s Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the $10.00 per share initially held in the Trust Account. In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under the Company’s indemnity of the underwriter of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third party claims.

The Company has principally financed its operations from inception using proceeds from the sale of its equity securities to its initial shareholders and such amount of proceeds from the Initial Public Offering that were placed in an account outside of the Trust Account for working capital purposes. As of December 31, 2016, the Company had $1,551 held outside of the Trust Account. Interest earned on the Trust Account balance through December 31, 2016 available to be released to the Company for the payment of income tax obligations amounted to approximately $552,000. In May 2016, the Sponsor committed to provide loans to the Company up to an aggregate of $500,000 and as of December 31, 2016, the Company amended the previous commitment such that the Sponsor has committed to provide loans to the Company up to a total aggregate amount of $1,900,000, of which $1,900,000 was outstanding as of December 31, 2016 (see Note 5). In February 2017, the Company amended the commitment such that the Sponsor has committed to provide loans to the Company up to a total aggregate amount of $3,400,000. As of December 31, 2016, the Sponsor advanced an aggregate of $635,681 in order to finance transaction costs in connection with the terminated Business Combination with WKI (see Note 5). Based on the foregoing, the Company believes it will have sufficient cash to meet its needs through the earlier of consummation of a Business Combination or May 26, 2017, the date that the Company will be required to cease all operations except for the purpose of winding up, if a Business Combination is not consummated.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules of the Securities and Exchange Commission (“SEC”).

Emerging growth company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

GP INVESTMENTS ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
DECEMBER 31, 2016 (continued)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Further, section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future events. Accordingly, the actual results could differ significantly from those estimates.

Cash and cash equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2016 and 2015.

Cash and marketable securities held in Trust Account

The amounts held in the Trust Account represent substantially all of the proceeds of the Initial Public Offering and are classified as restricted assets since such amounts can only be used by the Company in connection with the consummation of a Business Combination. As of December 31, 2016, cash and marketable securities held in the Trust Account consisted of $173,051,990 in United States Treasury Bills with a maturity date of 180 days or less.

Ordinary share subject to possible redemption

The Company accounts for its ordinary shares subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Ordinary shares subject to mandatory redemption (if any) are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, at December 31, 2016 and 2015, the ordinary shares subject to possible redemption are presented as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheet.

Income taxes

The Company complies with the accounting and reporting requirements of ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets

GP INVESTMENTS ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
DECEMBER 31, 2016 (continued)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of December 31, 2016, there were no amounts accrued for interest and penalties. There were no unrecognized tax benefits as of December 31. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position over the next twelve months.

The Company may be subject to potential examination by U.S. federal, U.S. states or foreign taxing authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, U.S. state and foreign tax laws.

The Company’s tax provision is zero because the Company is organized in the Cayman Islands with no connection to any other taxable jurisdiction. As such, the Company has no deferred tax assets. The Company is considered to be an exempted Cayman Islands Company, and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States.

Net loss per share

The Company complies with accounting and disclosure requirements of ASC Topic 260, “Earnings Per Share.” Net loss per share is computed by dividing net loss by the weighted average number of ordinary shares outstanding during the period. Ordinary shares subject to possible redemption at December 31, 2016 and 2015 have been excluded from the calculation of basic loss per share since such shares, if redeemed, only participate in their pro rata share of the Trust Account earnings. The Company has not considered the effect of warrants to purchase 14,687,500 ordinary shares in the calculation of diluted loss per share, since the exercise of the warrants is contingent upon the occurrence of future events. As a result, diluted loss per share is the same as basic loss per share for the periods presented.

Concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash accounts in a financial institution which, at times may exceed the Federal depository insurance coverage of $250,000. At December 31, 2016, the Company had not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Fair value of financial instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurements and Disclosures” (“ASC 820”), approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

GP INVESTMENTS ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
DECEMBER 31, 2016 (continued)

NOTE 3. INITIAL PUBLIC OFFERING

On May 26, 2015, the Company sold 15,000,000 Units at a purchase price of $10.00 per Unit. In addition, as a result of the underwriters election to exercise their entire over-allotment option, the Company sold an additional 2,250,000 Units to the underwriters at a purchase price of $10.00 per Unit. Each Unit consists of one ordinary share and one-half of one warrant (“Public Warrant”). Each whole Public Warrant entitles the holder to purchase one ordinary share at a price of $11.50 per share (see Note 7).

NOTE 4. PRIVATE PLACEMENT

Simultaneously with the Initial Public Offering, the Sponsor purchased an aggregate of 6,062,500 Private Placement Warrants at a purchase price of $1.00 per warrant in a private placement. Each Private Placement Warrant is exercisable to purchase one ordinary share at $11.50 per share. The proceeds from the Private Placement Warrants were added to the net proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds of the sale of the Private Placement Warrants will be used to fund the redemption of the Company’s Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless. There will be no redemption rights or liquidating distributions with respect to the Private Placement Warrants.

NOTE 5. RELATED PARTY TRANSACTIONS

Founder Shares

On March 2, 2015, the Company issued 4,312,500 ordinary shares to GPIAC, LLC, a company whose sole member is the Sponsor (the “founder shares”), for an aggregate purchase price of $25,000. The 4,312,500 founder shares included an aggregate of up to 562,500 shares subject to forfeiture by the initial shareholders (or their permitted transferees) on a pro rata basis depending on the extent to which the underwriter’s over-allotment was exercised. As a result of the underwriter’s election to exercise its full over-allotment option to purchase 2,250,000 Units on May 26, 2015 (see Note 6), 562,500 founder shares were no longer subject to forfeiture. The founder shares are identical to the Public Shares included in the Units sold in the Initial Public Offering, except that (1) the founder shares are subject to certain transfer restrictions, as described in more detail below, and (2) the initial shareholders have agreed (i) to waive their redemption rights with respect to the founder shares and Public Shares purchased during or after the Initial Public Offering in connection with the completion of a Business Combination and (ii) to waive their rights to liquidating distributions from the Trust Account with respect to the founder shares if the Company fails to complete a Business Combination within the Combination Period.

Administrative Services Fee

Commencing on May 19, 2015, the Company has agreed to pay an affiliate of the Sponsor a monthly fee of $10,000 for general and administrative services. For the year ended December 31, 2016 and for the period from January 28, 2015 (inception) through December 31, 2015, the Company incurred $120,000 and $80,000, respectively, of administrative service fees, of which $60,000 and $10,000, respectively, is included in accounts payable and accrued expenses in the accompanying condensed balance sheets.

Related Party Advances

As of December 31, 2016, the Sponsor advanced an aggregate of $635,681 in order to finance transaction costs in connection with the terminated Business Combination with WKI. The advances are non-interest bearing, unsecured and due on demand. In February 2017, the terms of the advances were amended such that they will be payable only upon the completion of a Business Combination.

Related Party Loans

In May 2016, the Sponsor committed to provide loans to the Company up to an aggregate of $500,000 in order to finance transaction costs in connection with the terminated Business Combination with WKI. As of December 31, 2016, the Company amended the previous commitment such that the Sponsor has committed to provide loans to the

GP INVESTMENTS ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
DECEMBER 31, 2016 (continued)

NOTE 5. RELATED PARTY TRANSACTIONS (continued)

Company up to a total aggregate amount of $1,900,000. The loans are evidenced by a promissory note, are non-interest bearing, unsecured and will only be repaid upon the completion of a Business Combination. As of December 31, 2016, $1,900,000 was outstanding under the loans. In February 2017, the Company amended the commitment such that the Sponsor has committed to provide loans to the Company up to a total aggregate amount of $3,400,000.

Other than as described above, the Sponsor or an affiliate of the Sponsor or certain of the Company’s officers and directors may, but are not obligated to, loan the Company additional funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds held in the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account.

In the event that a Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Up to $1,000,000 of Working Capital Loans may be convertible into warrants of the post business combination entity at a price of $1.00 per warrant at the option of the lender. Such warrants would be identical to the Private Placement Warrants. The terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to the Working Capital Loans.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Contingent Transaction Fee Arrangements

The Company has entered into fee arrangements with certain service providers and advisors pursuant to which certain fees incurred by the Company in connection with a potential Business Combination will be deferred and become payable only if the Company consummates a Business Combination. If a Business Combination does not occur, the Company will not be required to pay these contingent fees. As of December 31, 2016, the amount of these contingent fees was approximately $3,993,000. To the extent a Business Combination is consummated, the Company anticipates incurring a significant amount of additional costs. There can be no assurances that the Company will complete a Business Combination.

Registration Rights

Pursuant to a registration rights agreement entered into on May 19, 2015 with the holders of the founder shares, Private Placement Warrants and Warrants, the holders of the majority of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities and shares that may be issued upon conversion of the Private Placement Warrants, Warrants and Working Capital Loans, if any. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable Lock-Up Period (as defined in the registration rights agreement). The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters are entitled to an underwriting discount of 6.0%, of which two and one-half percent (2.5%), or $4,312,500, was paid in cash at the closing of the Initial Public Offering on May 26, 2015, and up to three and one-half percent (3.5%), or $6,037,500, has been deferred. The deferred fee is payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

GP INVESTMENTS ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
DECEMBER 31, 2016 (continued)

NOTE 7. SHAREHOLDERS’ EQUITY

Preferred Shares - The Company is authorized to issue 20,000,000 preferred shares with a par value of $0.0001 per share in one or more series. The Company’s board of directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. At December 31, 2016, there are no preferred shares designated, issued or outstanding.

Ordinary Shares - The Company is authorized to issue up to 400,000,000 ordinary shares, with a par value of $0.0001 per share. Holders of the Company’s ordinary shares are entitled to one vote for each share. At December 31, 2016, there were 5,649,918 ordinary shares issued and outstanding (excluding 15,912,582 ordinary shares subject to possible redemption).

Warrants - Public Warrants may only be exercised for a whole number of ordinary shares. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the ordinary shares issuable upon exercise of the Public Warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their Public Warrants on a cashless basis and such cashless exercise is exempt from registration under the Securities Act). The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants and the ordinary shares issuable upon exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions.

Additionally, the Private Placement Warrants will be non-redeemable so long as they are held by the initial purchasers or such purchasers’ permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or such purchasers’ permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

The exercise price and number of ordinary shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of ordinary shares at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. Accordingly, the warrants may expire worthless.

GP INVESTMENTS ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
DECEMBER 31, 2016 (continued)

NOTE 8. FAIR VALUE MEASUREMENTS

The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:	Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
Level 2:	Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.
Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at December 31, 2016 and 2015, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

Description	Level	December 31, 2016	December 31, 2015
Assets:
Cash and marketable securities held in Trust Account	1	$173,051,990	$172,578,252

NOTE 9. SUBSEQUENT EVENTS

The Company evaluates subsequent events and transactions that occur after the balance sheet date up to the date that the financial statements were issued for potential recognition or disclosure. Other than as described in Note 5, the Company did not identify subsequent events that would have required adjustment to or disclosure in the financial statements.

RIMINI STREET, INC. AND SUBSIDIARIES

Unaudited Condensed Consolidated Financial Statements
as of December 31, 2016 and March 31, 2017,
and for the Three Months Ended March 31, 2016 and 2017

RIMINI STREET, INC. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets
December 31, 2016 and March 31, 2017
(In thousands, except per share amounts)
(Unaudited)

	2016	2017
ASSETS
Current assets:
Cash and cash equivalents	$9,385	$13,237
Restricted cash	18,852	20,112
Accounts receivable, net of allowance of $36 and $30, respectively	55,324	40,578
Receivable from insurance settlement	—	19,317
Prepaid expenses and other	5,748	5,915
Total current assets	89,309	99,159
Long-term assets:
Property and equipment, net	4,559	4,281
Deferred debt issuance costs, net	3,950	3,675
Deposits and other	965	1,036
Deferred income taxes, net	595	621
Total assets	$99,378	$108,772
LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Current maturities of long-term debt	$24,750	$48,131
Accounts payable	8,839	6,063
Accrued expenses	36,650	32,223
Deferred insurance settlement	—	19,317
Liability for embedded derivatives	5,400	10,500
Deferred revenue	137,293	138,684
Total current liabilities	212,932	254,918
Long-term liabilities:
Long-term debt, net of current maturities	63,314	45,096
Deferred revenue	27,538	26,592
Liability for redeemable warrants	7,269	7,871
Deferred rent and other	1,835	1,712
Total liabilities	312,888	336,189
Commitments and contingencies (Note 8)
Stockholders’ deficit:
Convertible preferred stock, $0.001 par value per share. Authorized, issued and outstanding 100,486 shares; aggregate liquidation preference of $20,551	19,542	19,542
Convertible Class A common stock, $0.001 par value. Authorized 500,000 shares; 340 and 368 shares issued and outstanding as of December 31, 2016 and March 31, 2017, respectively	—	—
Convertible Class B common stock, $0.001 par value. Authorized 192,000 shares; 101,083 and 101,829 shares issued and outstanding as of December 31, 2016 and March 31, 2017, respectively	101	102
Common stock; $0.001 par value. Authorized 500,000 shares; no shares issued and outstanding	—	—
Additional paid-in capital	19,003	19,459
Accumulated other comprehensive loss	(1,046)	(935)
Accumulated deficit	(251,110)	(265,585)
Total stockholders’ deficit	(213,510)	(227,417)
Total liabilities and stockholders’ deficit	$99,378	$108,772

The accompanying notes are an integral part of these condensed consolidated financial statements.

RIMINI STREET, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Operations and Comprehensive Loss
Three Months Ended March 31, 2016 and 2017
(In thousands, except per share amounts)
(Unaudited)

	2016	2017
Net revenue	$34,678	$49,070
Cost of revenue	14,570	18,356
Gross profit	20,108	30,714
Operating expenses:
Sales and marketing	15,538	14,696
General and administrative	6,635	9,276
Litigation costs and related insurance recoveries:
Pre-judgment interest	891	—
Professional fees and other defense costs of litigation	5,477	4,971
Insurance recoveries	(989)	(1,026)
Total operating expenses	27,552	27,917
Operating income (loss)	(7,444)	2,797
Non-operating expenses:
Interest expense	(211)	(9,936)
Debt financing fees	—	(1,282)
Loss on embedded derivatives and redeemable warrants	—	(5,702)
Other, net	(75)	89
Loss before income taxes	(7,730)	(14,034)
Income tax expense	(267)	(441)
Net loss	(7,997)	(14,475)
Foreign currency translation gain (loss)	(60)	111
Comprehensive loss	$(8,057)	$(14,364)

Net loss per share attributable to Class A and Class B common stockholders (basic and diluted)	$(0.08)	$(0.14)

Weighted average number of Class A and Class B common shares outstanding (basic and diluted)	101,310	101,721

The accompanying notes are an integral part of these condensed consolidated financial statements.

RIMINI STREET, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Stockholders’ Deficit
Three Months Ended March 31, 2017
(In thousands)
(Unaudited)

	Convertible Preferred Stock		Convertible Common Stock				Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
			Class A		Class B
	Shares	Amount	Shares	Amount	Shares	Amount
Balances, December 31, 2016	100,486	$19,542	340	$—	101,083	$101	$19,003	$(1,046)	$(251,110)	$(213,510)
Stock-based compensation	—	—	—	—	—	—	361	—	—	361
Warrant expense	—	—	—	—	—	—	32	—	—	32
Issuance of shares upon exercise of stock options	—	—	28	—	746	1	63	—	—	64
Foreign currency translation gain	—	—	—	—	—	—	—	111	—	111
Net loss	—	—	—	—	—	—	—	—	(14,475)	(14,475)
Balances, March 31, 2017	100,486	$19,542	368	$—	101,829	$102	$19,459	$(935)	$(265,585)	$(227,417)

The accompanying notes are an integral part of these condensed consolidated financial statements.

RIMINI STREET, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows
Three Months Ended March 31, 2016 and 2017
(In thousands)
(Unaudited)

	2016	2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(7,997)	$(14,475)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	425	476
Accretion and amortization of debt discounts and issuance costs	—	6,145
Stock-based compensation	617	361
Loss on embedded derivatives and redeemable warrants, net	—	5,702
Paid-in-kind interest expense	—	808
Deferred income taxes	—	(20)
Other	25	30
Changes in operating assets and liabilities:
Accounts receivable	11,536	14,902
Receivable from insurance settlement	—	(19,317)
Prepaid expenses, deposits and other	(2,213)	162
Accounts payable	(217)	(2,848)
Accrued expenses	(707)	(4,922)
Deferred insurance settlement	—	19,317
Accrued pre-judgement interest on litigation settlement	891	—
Deferred revenue	3,643	273
Net cash provided by operating activities	6,003	6,594
CASH FLOWS USED IN INVESTING ACTIVITIES:
Capital expenditures	(53)	(101)
CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from borrowings	504	—
Principal payments on borrowings	(164)	(1,500)
Principal payments on capital leases	(135)	(214)
Proceeds from exercise of employee stock options	12	64
Net cash provided by (used in) financing activities	217	(1,650)
Effect of foreign currency translation changes	99	269
Net change in cash, cash equivalents and restricted cash	6,266	5,112
Cash, cash equivalents and restricted cash at beginning of period	12,559	28,237
Cash, cash equivalents and restricted cash at end of period	$18,825	$33,349
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$211	$3,262
Cash paid for income taxes	302	513
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Adjustment for updated calculation of mandatory trigger event exit fees and related debt discount under Credit Facility	$—	$1,961
Purchase of equipment under capital lease obligations	145	—
Payables for capital expenditures	—	59

The accompanying notes are an integral part of these condensed consolidated financial statements.

RIMINI STREET, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Description of Business

Rimini Street, Inc. (“Rimini Street” or the “Company”) was incorporated in the state of Nevada in September 2005. The Company provides enterprise software support services.

Basis of Presentation and Consolidation

The unaudited condensed consolidated financial statements, which include the accounts of the Company and its wholly-owned subsidiaries, are prepared in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”). All significant intercompany balances and transactions have been eliminated. The accompanying unaudited condensed consolidated financial statements have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) regarding interim financial reporting. Accordingly, certain information and footnote disclosures required by GAAP for complete financial statements have been condensed or omitted in accordance with such rules and regulations. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of the unaudited condensed consolidated financial statements have been included. These unaudited condensed consolidated financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2016, included elsewhere herein.

The accompanying condensed balance sheet and related disclosures as of December 31, 2016 have been derived from the Company’s audited financial statements. The Company’s financial condition as of March 31, 2017, and operating results for the three months ended March 31, 2017 are not necessarily indicative of the financial condition and results of operations that may be expected for any future interim period or for the year ending December 31, 2017.

The Company has evaluated subsequent events through June 30, 2017, the date the unaudited condensed consolidated financial statements were issued.

Liquidity

As of March 31, 2017, the Company had available cash, cash equivalents and restricted cash of $33.3 million. As of March 31, 2017 and June 30, 2017, the Company has cash obligations related to its Credit Facility that are due within the next 12 months for principal, interest and other fees of $65.8 million and $40.8 million, respectively. The Company believes that current cash, cash equivalents, restricted cash and future cash flow from operating activities will be sufficient to meet the Company’s anticipated cash needs, including working capital needs, capital expenditures and various contractual obligations for at least 12 months from the issuance date of these financial statements.

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed by the Company are set forth in Note 2 to the Company’s consolidated financial statements for the year ended December 31, 2016 included elsewhere herein. For the three months ended March 31, 2017, there were no significant changes in the Company’s estimates and critical accounting policies.

Use of Estimates

The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires the Company to make judgments, assumptions, and estimates that affect the amounts reported in its consolidated financial statements and accompanying notes. The Company bases its estimates and assumptions on current facts, historical experience, and various other factors that it believes are reasonable under the circumstances, to determine the carrying values of assets and liabilities that are not readily apparent from other sources. The Company’s significant accounting estimates include, but are not necessarily limited to, revenue recognition, allowance for doubtful accounts, valuation of stock options, warrants and embedded derivatives, useful lives for depreciation and amortization, deferred income taxes and related valuation allowances, and evaluation and measurement of

RIMINI STREET, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES  (continued)

contingencies. To the extent there are material differences between the Company’s estimates and the actual results, the Company’s future consolidated results of operation may be affected.

Recent Accounting Pronouncements

Standards Required to be Adopted in Future Years. The following recently issued accounting standards are not yet effective; the Company is assessing the impact these standards will have on its consolidated financial statements, as well as the method of adoption and period in which adoption is expected to occur:

In February 2016, the FASB issued ASU No. 2016-02, Leases, which require organizations that lease assets (“lessees”) to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. Under the new guidance, both finance and operating leases will be required to be recognized on the balance sheet. Additional quantitative and qualitative disclosures, including significant judgments made by the management, will also be required. For public entities, the new guidance will be effective in fiscal years, and interim periods within those fiscal years beginning after December 15, 2018. For other entities, the new guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted. However, the new guidance must be adopted retrospectively to each prior reporting period presented upon initial adoption. Management has not completed its evaluation to determine the impact that adoption of this standard will have on the Company’s consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which supersedes nearly all existing revenue recognition guidance under U.S. GAAP. The new guidance provides a five-step process for recognizing revenue that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance also requires expanded qualitative and quantitative disclosures related to the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The new guidance is effective for public companies with annual reporting periods beginning after December 31, 2017, and is to be applied either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying it recognized at the date of initial adoption. Early adoption is permitted for all entities but not before the original effective date for public entities. The guidance is effective for private companies with annual reporting periods beginning after December 15, 2018, with the option of adopting early at the same time as public companies. Management is currently reviewing historical contracts to quantify the impact that the adoption of the standard will have on specific performance obligations, as well as the recognition of costs related to obtaining customer contracts. Management has not completed its evaluation to determine the impact and method that adoption of this standard will have on the Company’s consolidated financial statements.

Recently Adopted Standards. The following recently issued accounting standard was adopted effective January 1, 2017:

In March 2016, the Financial Accounting Standards Board (FASB) issued ASU No. 2016-09, Improvements to Employee Share-Based Payment, aimed at simplifying the accounting for share-based transactions. The update included modifications to the accounting for income taxes upon vesting or settlement of equity awards, employer tax withholding on share-based compensation and financial statement presentation of excess tax benefits. The update also provides an alternative on incorporating forfeitures in share-based compensation. The adoption of ASU No. 2016-09 did not have a material impact on the Company’s consolidated financial statements. The Company decided to maintain its current practice of estimating forfeitures in accounting for stock-based compensation.

NOTE 3—Financial Instruments and Significant Concentrations

Fair Value Measurements

Fair value is defined as the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. Additional information on fair value measurements is included in the Company’s audited financial statements for the year ended December 31, 2016.

RIMINI STREET, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3—Financial Instruments and Significant Concentrations (continued)

The carrying amounts of the Company’s financial instruments including cash and cash equivalents, restricted cash, accounts receivable, accounts payable, and accrued liabilities approximate fair values due to their short-term maturities. Based on borrowing rates currently available to the Company for debt with similar terms, the carrying value of capital lease obligations approximate fair value as of the respective balance sheet dates. Due to the complex and unique terms of the Credit Facility, it is not reasonably practicable to determine the current fair value. The Company’s redeemable warrant liability and embedded derivative liability are the only liabilities that are carried at fair value on a recurring basis and are classified within Level 3 of the fair value hierarchy. Details of the redeemable warrant and embedded derivative liability including valuation methodology and key assumptions and estimates used are disclosed in Note 6 and Note 5, respectively.

Significant Concentrations

The Company attributes revenue to geographic regions based on the location of its customers’ contracting entity. The following shows net revenue by geographic region for the three months ended March 31, 2016 and 2017 (in thousands):

	2016	2017
United States of America	$22,883	$32,569
International	11,795	16,501
Total revenue	$34,678	$49,070

No customer represented more than 10% of revenue for the three months ended March 31, 2016 or 2017. As of December 31, 2016 and March 31, 2017, no customers represented 10% or more of total net accounts receivable. The Company tracks its assets by physical location. The majority of the Company’s long-lived assets are located in the United States.

Financial instruments that subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents, restricted cash, and accounts receivable. The Company maintains its cash, cash equivalents and restricted cash at high-quality financial institutions, primarily in the United States of America. Deposits, including those held in foreign branches of global banks, may exceed the amount of insurance provided on such deposits. As of December 31, 2016, the Company had cash and cash equivalents of $4.5 million and restricted cash of $15.9 million with a single financial institution. As of March 31, 2017, the Company had cash and cash equivalents of $4.6 million and restricted cash of $18.3 million with a single financial institution. The Company also had $2.4 million and $1.2 million of restricted cash with another financial institution as of December 31, 2016 and March 31, 2017, respectively. The Company has never experienced any losses related to these balances.

Generally, credit risk with respect to accounts receivable is diversified due to the number of entities comprising the Company’s customer base and their dispersion across different geographies and industries. The Company performs ongoing credit evaluations on certain customers and generally does not require collateral on accounts receivable. The Company maintains reserves for potential bad debts and historically such losses are generally not significant.

NOTE 4—CASH, CASH EQUIVALENTS AND RESTRICTED CASH

For purposes of the 2017 statement of cash flows, as of December 31, 2016 and March 31,2017, cash, cash equivalents and restricted cash are as follows (in thousands):

	2016	2017
Cash and cash equivalents	$9,385	$13,237
Restricted cash:
Control accounts under Credit Facility	18,263	19,523
Corporate credit card debts and other	589	589
Total cash, cash equivalents and restricted cash	$28,237	$33,349

RIMINI STREET, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5—DEBT

As of December 31, 2016 and March 31, 2017, debt consists of the following (dollars in thousands):

	2016	2017
Contractual obligations under Credit Facility	$169,158	$170,427
Debt discount and issuance costs, net	(81,094)	(77,200)
Net carrying value of long-term debt	88,064	93,227
Less current maturities	(24,750)	(48,131)
Long-term debt, net of current maturities	$63,314	$45,096

In June 2016, the Company entered into a multi-draw term loan Financing Agreement (the “Credit Facility”) with a syndicate of lenders (the “Lenders”). The Credit Facility provides for an aggregate commitment up to $125.0 million, which consisted of an initial term loan for $30.0 million, a “delayed draw A Term Loan” for $65.0 million, and a “delayed draw B Term Loan” for $30.0 million. In October 2016, the Company and the Lenders entered into an amendment to the Credit Facility (the “Second Amendment”) that enabled the Company to borrow $65.0 million under the delayed draw A Term Loan and $12.5 million under the delayed draw B Term Loan, bringing total term loan borrowings under the Credit Facility to $107.5 million ($17.5 million remains unfunded but may be borrowed only with the consent of the Origination Agent (as defined below)). As of December 31, 2016 and March 31, 2017, debt consists of Credit Facility obligations, net of discount, of $88.1 million and $93.2 million, respectively. Presented below is a summary of activity related to the funded debt for the three months ended March 31, 2017 (in thousands):

	December 31, 2016	PIK Accrual	Amendment Costs	Liability Adjustments	Principal Payments	March 31, 2017
Contractual liabilities:
Principal balance	$107,900	$808	$—	$—	$(1,500)	$107,208
Mandatory trigger event exit fees	55,258	—	—	1,961	—	57,219
Madatory consulting fees	6,000	—	—	—	—	6,000
Total contractual liability	$169,158	$808	$—	$1,961	$(1,500)	170,427
Debt discount and issuance costs:
Original issue discount	$2,150	$—	$—	$—	$—	$2,150
Origination fee	5,375	—	—	—	—	5,375
Amendment fee	8,600	—	—	—	—	8,600
Fair value of warrants	7,608	—	—	—	—	7,608
Consulting fees to lenders	7,720	—	—	—	—	7,720
Mandatory trigger event exit fees	55,258	—	—	1,961	—	57,219
Other issuance costs	3,823	—	15	—	—	3,838
Total discount and issuance costs	90,534	$—	$15	$1,961	$—	92,510
Cumulative accretion expense	(9,440)					(15,310)
Net discount	81,094					77,200
Net carrying value	$88,064					$93,227

Outstanding term loans under the Credit Facility mature in June 2020, and require monthly interest payments at 15.0% per annum, consisting of 12.0% per annum that is payable in cash and 3.0% per annum that is capitalized and added to the then-outstanding principal of the term loans (referred to as paid-in-kind, or “PIK” interest). The Company is required to pay an unused line fee of 5.0% per annum on the on the currently unfunded portion of the Credit Facility which expires in June 2020, subject to early termination events as set forth in the Credit Facility. The Company was also subject to collateral monitoring fees at the rate of 0.5% of the outstanding term loans until the date of the Second Amendment, when such fees increased to 2.5% of the outstanding term loans. All unused line fees and collateral monitoring fees are payable monthly in arrears and are recorded as a component of debt financing fees

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5—DEBT  (continued)

in the period incurred. Upon the occurrence and during the continuance of any event of default, the principal (including PIK interest) and all unpaid interest shall be assessed an additional interest rate of 2.0% per annum from the date such event of default occurs until it is cured or waived. As of December 31, 2016 and March 31, 2017, accretion of discount and debt issuance costs related to the funded portion of the Credit Facility is at an annual rate of 25.6% and 26.7%, respectively. The overall effective rate (exclusive of the impact of unused line fees, collateral monitoring fees, and amortization of debt issuance costs related to the unfunded portion of the Credit Facility) was 40.6% and 41.7% as of December 31, 2016 and March 31, 2017, respectively.

As set forth in the Second Amendment, beginning in the second quarter of 2017 and continuing through maturity of the term loans, the Credit Facility requires additional quarterly principal payments of the term loans equal to 75% of the calculated Excess Cash Flow (as defined in the Credit Facility) for the previous fiscal quarter. The calculation of Excess Cash Flow for the quarter ended March 31, 2017 resulted in a mandatory principal payment of $4.0 million that was payable and paid in May 2017. Additionally, all customer prepayments in excess of one year received after April 1, 2017, are required to be applied to reduce the outstanding principal balance.

The Credit Facility also requires certain payments to the origination agent (the “Origination Agent”) upon the occurrence of a trigger event (“Trigger Event”), which is defined as the earliest of (i) the debt maturity date of June 2020, (ii) the first date on which all the obligations are repaid in full and the commitments of the Lenders are terminated, (iii) if the Lenders elect to accelerate the obligations in the event of a default, (iv) initiation of any insolvency proceeding, foreclosure or deed in lieu of foreclosure, and (v) the termination of the Credit Facility for any reason. Upon a Trigger Event, the Company is required to pay (i) a commitment exit fee, (ii) a continuing origination agent service fee, (iii) a consulting exit fee of $14.0 million, and (iv) a foreign withholding tax fee up to $2.0 million. The commitment exit fee is calculated using the annualized revenue for the most recent fiscal quarter in which a Trigger Event occurs, times a multiplier of 6.9% of annualized revenue up to $300.0 million, and lower percentages for annualized revenue in excess of $300.0 million. The settlement value of the commitment exit fee was $12.9 million and $13.5 million as of December 31, 2016 and March 31, 2017, respectively. The continuing origination agent service fee is also calculated using the annualized revenue for the most recent fiscal quarter in which a Trigger Event occurs, times a multiplier of 14.1% of annualized revenue up to $300.0 million, and lower percentages for annualized revenue in excess of $300.0 million. The settlement value of the continuing origination agent fee was $26.4 million and $27.7 million as of December 31, 2016 and March 31, 2017, respectively. As of December 31, 2016 and March 31, 2017, the aggregate Trigger Event fees amounted to approximately $55.3 million and $57.2 million, respectively.

Based on the $170.4 million contractual liability outstanding under the Credit Facility, the scheduled future maturities as of March 31, 2017, are as follows (in thousands):

12-Month Period Ending March 31,	Principal		Trigger Event Fees	Consulting	Total
2018	$46,131	(1)	$—	$2,000	$48,131
2019	29,250		—	2,000	31,250
2020	30,000		—	2,000	32,000
2021	1,827		57,219	—	59,046
Total	$107,208		$57,219	$6,000	$170,427
(1)	Consists of (i) aggregate monthly principal amortization of $25.5 million as set forth in the Third Amendment to the Credit Facility discussed in Note 11, (ii) the prepayment of $14.1 million of principal in April 2017 in connection with the insurance settlement discussed in Note 8, and (iii) a principal payment of $6.5 million, including satisfaction of the 75% of Excess Cash Flow mandatory prepayment of $4.0 million for the quarter ended March 31, 2017 and an additional principal payment of $2.5 million required as part of the Third Amendment.

As of March 31, 2017, the current maturities of long-term debt amounted to $48.1 million as shown in the table above. The scheduled minimum principal payments shown above for the 12-month period ending March 31, 2018 exclude (i) principal payments based on the calculation of 75% of Excess Cash Flow generated for each of the four calendar quarters for the 12-month period ending on March 31, 2018, (ii) customer prepayments for service periods

RIMINI STREET, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5—DEBT  (continued)

exceeding one year that are received after April 1, 2017, and that are required to be applied to reduce the outstanding principal balance, and (iii) additional principal payments that the Company may elect to make in connection with the Merger Agreement discussed in Note 11. As discussed in Note 11, as part of the Third Amendment in May 2017, the Company agreed to make a principal prepayment of $6.5 million, including satisfaction of the 75% of Excess Cash Flow mandatory prepayment of $4.0 million for the first quarter of 2017 and an additional principal prepayment of $2.5 million. Mandatory principal payments based on Excess Cash Flow generated in subsequent quarters are excluded from current liabilities since they are contingent payments based on the generation of working capital in the future. However, changes in principal payments for the year ending March 31, 2018 that result from the Third Amendment are included as current maturities since the amendment was required to cure events of default that existed as of March 31, 2017.

Term loans under the Credit Facility are collateralized by substantially all assets of the Company, including certain cash depository accounts that are subject to control agreements with the Lenders. As of December 31, 2016 and March 31, 2017, the restricted cash balance under the control agreements totaled $18.3 million and $19.5 million, respectively. The Company is required to comply with various financial and operational covenants on a monthly or quarterly basis, including a leverage ratio, minimum liquidity, churn rate, asset coverage ratio, minimum gross margin, and certain budget compliance restrictions. Additionally, the covenants in the Credit Facility prohibit or limit the Company’s ability to incur additional debt, pay cash dividends, sell assets, merge or consolidate with another company, and other customary restrictions associated with debt arrangements. During November and December of 2016 and the first four months of 2017, the Company had made expenditures that exceeded certain budgetary compliance covenants set forth in the Credit Facility and the Company failed to provide audited financial statements by April 30, 2017, which resulted in the existence of events of default under the Credit Facility. As discussed in Note 11, the Lenders amended the Credit Facility in May 2017, which resulted in the elimination of these covenant violations, and the Lenders did not charge Default Interest during the period that the events of default existed. Due to the events of default that existed as of March 31, 2017, the Company did not have the ability to borrow the remaining $17.5 million under the Credit Facility.

The components of interest expense for the three months ended March 31, 2016 and 2017 are presented below (in thousands):

	2016	2017
Credit Facility:
Interest expense at 12.0%	$—	$3,216
PIK interest at 3.0%	—	808
Accretion expense for funded debt	—	5,870
Interest on other borrowings	211	42
Total interest expense	$211	$9,936

The components of fees associated with debt financings for the three months ended March 31, 2016 and 2017 are presented below (in thousands):

	2016	2017
Unused line fees	$—	$219
Collateral monitoring fees	—	674
Amortization of debt issuance costs related to unfunded debt	—	275
Amortization of prepaid agent fees	—	114
Total debt financing fees	$—	$1,282

Embedded Derivatives

The Company’s Credit Facility includes features that were determined to be embedded derivatives requiring bifurcation and accounting as separate financial instruments. The Company determined that the mandatory

RIMINI STREET, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5—DEBT  (continued)

prepayment and default interest due to non-credit-related events of default derivatives are classified within Level 3 of the fair value hierarchy and have a fair value of $10.5 million as of March 31, 2017.

The fair value of these embedded derivatives was estimated using the “with” and “without” method. Accordingly, the Credit Facility was first valued with the embedded derivatives (the “with” scenario) and subsequently valued without the embedded derivatives (the “without” scenario). The fair values of the embedded derivatives were estimated as the difference between these two scenarios. The fair values were determined using the income approach, specifically the yield method. As of March 31, 2017, key Level 3 assumptions and estimates used in the valuation of the embedded derivatives include timing of projected principal payments, remaining term to maturity of approximately 3.3 years, probability of default of approximately 55%, and a discount rate of 19%. The discount rate is comprised of a risk-free rate of 2% and a credit spread of 17% determined based on option-adjusted spreads from public companies with similar credit quality.

A reconciliation of the Company’s embedded derivative liabilities for the three months ended March 31, 2017, is as follows:

Balance, December 31, 2016	$5,400
Change in fair value	5,100
Balance, March 31, 2017	$10,500

The increase in the fair value of embedded derivative liabilities of $5.1 million for the three months ended March 31, 2017 is reflected in the Company’s consolidated statements of operations as a loss on embedded derivatives and redeemable warrants, net.

NOTE 6—STOCK OPTIONS AND WARRANTS

Stock Options

For additional information about the Company’s stock option plans, please refer to Note 7 to the Company’s consolidated financial statements for the year ended December 31, 2016, included elsewhere herein. The following table sets forth the summary of stock option activity under the Company’s stock option plans for the three months ended March 31, 2017 (shares in thousands):

	Shares	Price(1)	Term(2)
Outstanding, December 31, 2016	53,731	$0.46	4.6
Granted	—	—
Cancellations	(46)	1.28
Exercised	(774)	0.08
Outstanding, March 31, 2017(3)(4)	52,911	0.47	4.4
Vested, March 31, 2017(3)	48,678	0.40	4.0
(1)	Represents the weighted average exercise price.
(2)	Represents the weighted average remaining contractual term until the stock options expire.
(3)	As of March 31, 2017, the aggregate intrinsic value of stock options outstanding was $32.4 million and the aggregate intrinsic value of vested stock options was $32.4 million.
(4)	The number of outstanding stock options that are not expected to ultimately vest due to forfeiture is immaterial as of March 31, 2017.

As of March 31, 2017, the Company had approximately 12.2 million shares available for grant under its stock option plans. The intrinsic value of employee options exercised during the three months ended March 31, 2017 was $1.1 million.

RIMINI STREET, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6—STOCK OPTIONS AND WARRANTS  (continued)

Stock-based compensation expense for the three months ended March 31, 2016 and 2017 is classified as follows (in thousands):

	2016	2017
Cost of revenue	$79	$64
Sales and marketing	199	140
General and administrative	339	157
Total	$617	$361

As of March 31, 2017, total unrecognized compensation costs related to unvested stock options were $1.5 million. The remaining unrecognized costs are expected to be recognized on a straight-line basis over a weighted-average period of approximately 1.4 years.

Warrants

As of December 31, 2016 and March 31, 2017, the Company had redeemable warrants outstanding for approximately 14.5 million shares of Class A Common Stock. These redeemable warrants are classified under Level 3 of the fair value hierarchy. No warrants were granted or exercised for the three months ended March 31, 2017. The fair value of the warrants at December 31, 2016 and March 31, 2017 was $7.3 million and $7.9 million, respectively. The change in fair value of $0.6 million was recorded as a loss on embedded derivatives and redeemable warrants, net for the three months ended March 31, 2017.

The valuation methodology for the warrants discussed above was performed through a hybrid model using Monte Carlo simulation, which considered possible future equity financing and liquidity scenarios, including an initial public offering, a sale of the business, and a liquidation of the Company. Key Level 3 assumptions inherent in the warrant valuation methodology as of March 31, 2017 include projected revenue multiples of 1.7 to 2.1, volatility of 52% to 57%, the risk-free interest rate of 1.08% to 1.36%, a discount rate for lack of marketability of 29%, and the overall discount rate of approximately 25%.

NOTE 7—INCOME TAXES

For the three months ended March 31, 2016 and 2017, income tax expense was primarily attributable to income in foreign jurisdictions subject to income taxes. The Company’s effective tax rates on foreign earnings were 29% and 36% for the three months ended March 31, 2016 and 2017, respectively. The Company did not have any material changes to its conclusions regarding valuation allowances for deferred income tax assets or uncertain tax positions for the three months ended March 31, 2016 or 2017.

NOTE 8—COMMITMENTS AND CONTINGENCIES

Litigation

Oracle Litigation. In January 2010, certain subsidiaries of Oracle Corporation (together with its subsidiaries individually and collectively, “Oracle”) filed a lawsuit, Oracle USA, Inc. et al. v. Rimini Street, Inc. et al. (United States District Court for the District of Nevada) (“Rimini I”), against the Company and its Chief Executive Officer, Seth Ravin, alleging that certain of the Company’s processes violated Oracle’s license agreements with its customers and that the Company committed acts of copyright infringement and violated other federal and state laws. The litigation involved the Company’s business processes and the manner in which the Company provided its services to its clients. To provide software support and maintenance services, the Company requests access to a separate environment for developing and testing the updates to the software programs. Prior to July 2014, PeopleSoft, J.D. Edwards and Siebel clients switching from Oracle to the Company’s enterprise software support systems were given a choice of two models for hosting the development and testing environment for their software: the environment could be hosted on the client’s servers or on the Company’s servers. In addition to other allegations, Oracle challenged the Rimini Street-hosted model for certain Oracle license agreements with its customers that contained site-based restrictions. Oracle alleged that its license agreements with its customers restrict licensees’ rights to

RIMINI STREET, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8—COMMITMENTS AND CONTINGENCIES  (continued)

provide third parties, such as the Company, with copies of Oracle software and restrict where a licensee physically may install the software. Oracle alleged that, in the course of providing services, the Company violated such license agreements and illegally downloaded software and support materials without authorization. Oracle further alleged that the Company impaired its computer systems in the course of downloading materials for the Company’s clients. Oracle filed amended complaints (together, the “amended complaint”) in April 2010 and June 2011. Specifically, Oracle’s amended complaint asserted the following causes of action: copyright infringement; violations of the Federal Computer Fraud and Abuse Act; violations of the Computer Data Access and Fraud Act violations of Nevada Revised Statute 205.4765; breach of contract; inducing breach of contract; intentional interference with prospective economic advantage; unfair competition; trespass to chattels; unjust enrichment/restitution; unfair practices; and a demand for an accounting. Oracle’s amended complaint sought the entry of a preliminary and permanent injunction prohibiting the Company from copying, distributing, using, or creating derivative works based on Oracle Software and Support Materials except as allowed by express license from Oracle; from using any software tool to access Oracle Software and Support Materials; and from engaging in other actions alleged to infringe Oracle’s copyrights or were related to its other causes of action. The parties conducted extensive fact and expert discovery from 2010 through mid-2012.

In March and September 2012, Oracle filed two motions seeking partial summary judgment as to, among other things, its claim of infringement of certain copyrighted works owned by Oracle. In February 2014, the court issued a ruling on Oracle’s March 2012 motion for partial summary judgment (i) summary judgment on granting Oracle’s claim of copyright infringement as it related to two of the Company’s PeopleSoft clients and (ii) denying summary judgment on Oracle’s claim with respect to one of the Company’s J.D. Edwards clients and one of the Company’s Siebel clients. The parties stipulated that the licenses among clients were substantially similar. In August 2014, the court issued a ruling on Oracle’s September 2012 motion for partial summary judgment (i) granting summary judgment on Oracle’s claim of copyright infringement as it relates to Oracle Database and (ii) dismissing the Company’s first counterclaim for defamation, business disparagement and trade libel and the Company’s third counterclaim for unfair competition. The Company believes it is in compliance with the court’s decisions not later than July 2014 when it revised its business practices to eliminate the processes determined to be infringing.

A jury trial in Rimini I commenced in September 2015. On October 13, 2015, the jury returned a verdict against the Company that (i) the Company was liable for innocent copyright infringement, (ii) the Company and Mr. Ravin were each liable for violating certain state computer access statutes, and (iii) neither the Company nor Mr. Ravin were liable for inducing breach of contract or intentional interference with prospective economic advantage. The jury determined that the copyright infringement did not cause Oracle to suffer lost profits, that the copyright infringentment was not willful, and did not award punitive damages. Following post-trial motions, Oracle was awarded a final judgment of $124.4 million, consisting of copyright infringement damages based on the fair market value license damages theory, damages for violation of certain state computer access statutes, prejudgment interest and attorneys’ fees and costs. In addition, the court entered a permanent injunction prohibiting the Company from using certain processes – including processes adjudicated as infringing at trial – that the Company ceased using no later than July 2014. The Company paid the full judgment amount of $124.4 million to Oracle on October 31, 2016 and has appealed the case to the United States Court of Appeals for the Ninth Circuit (“Court of Appeals”) to appeal each of the above items in the final judgment as well as the injunction. With regard to the injunction entered by the court, the Company has argued on appeal that the injunction is vague and contains overly broad language that could be read to cover some of the Company’s current business practices that were not adjudicated to be infringing at trial and should not have been issued under applicable law. On December 6, 2016, the Court of Appeals granted the Company’s emergency motion for a stay of the permanent injunction pending resolution of the underlying appeal and agreed to consider the appeal on an expedited basis. Oral argument before the Court of Appeals is scheduled for July 13, 2017. The Company expects a decision from the Court of Appeals on its appeal by early 2018, although a decision could be announced sooner or later.

The Company accounted for the $124.4 million award to Oracle by recording accrued legal settlement expense of (i) $100.0 million for the year ended December 31, 2014, (ii) $21.4 million for the year ended December 31, 2015, and (iii) pre-judgment interest of $3.0 million for the period from January l, 2016 through October 31, 2016 (of which $0.9 million relates to the three months ended March 31, 2016). On October 31, 2016, the Company paid the full judgement amount of $124.4 million to Oracle.

RIMINI STREET, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8—COMMITMENTS AND CONTINGENCIES  (continued)

The Company had insurance coverage in place for reasonable defense costs related to the Oracle litigation. In October 2016, the Company received insurance indemnity payments for the judgment totaling $41.7 million as settlement from its insurers without any admission by the insurers of liability. Since the insurance indemnity settlement represented a gain contingency, it was recorded as a reduction in litigation settlement expense in the fourth quarter of 2016 when it was received. As of the issuance date of these unaudited condensed consolidated financial statements, the Circuit Court had not ruled on the Company’s appeal. An award, if any, that is paid to the Company as a result of the appeal will be reflected as a reduction of litigation settlement expense in the period received, since the appeal is also being accounted for as a gain contingency.

In October 2014, the Company filed a separate lawsuit, Rimini Street Inc. v. Oracle Int‘l Corp. (United States District Court for the District of Nevada) (“Rimini II”), against Oracle seeking a declaratory judgment that the Company’s revised development processes, in use since at least July 2014, do not infringe certain Oracle copyrights. In February 2015, Oracle filed a counterclaim alleging copyright infringement, which included (i) the same allegations asserted in Rimini I but limited to new or existing clients for whom the Company provided support from the conclusion of Rimini I discovery in December 2011 until the revised support processes were fully implemented by July 2014, and (ii) new allegations that the Company’s revised support processes also infringe Oracle copyrights. Oracle’s counterclaim also included allegations of violation of the Lanham Act, intentional interference with prospective economic advantage, breach of contract and inducing breach of contract, unfair competition, and unjust enrichment/restitution. It also sought an accounting. On February 28, 2016, Oracle filed amended counterclaims adding allegations of violation of the Digital Millennium Copyright Act. On December 19, 2016, the Company filed an amended complaint against Oracle asking for a declaratory judgment of non-infringement of copyright and alleging intentional interference with contract, intentional interference with prospective economic advantage, violation of the Nevada Deceptive Trade Practices Act, violation of the Lanham Act, and violation of California Business & Professions Code §17200 et seq. On January 17, 2017, Oracle filed a motion to dismiss the Company’s amended claims and filed its third amended counterclaims, adding three new claims for a declaratory judgment of no intentional interference with contractual relations, no intentional interference with prospective economic advantage, and no violation of California Business & Professions Code §17200 et seq. On February 14, 2017, the Company filed its answer and motion to dismiss Oracle’s third amended counterclaim, which has been fully briefed and is pending consideration by the court. On March 7, 2017, Oracle filed a motion to strike the Company’s copyright misuse affirmative defense which is briefed and pending consideration by the court. By stipulation of the parties, the court granted the Company’s motion to file its third amended complaint to add claims arising from Oracle’s purported revocation of access by the Company to its support websites on behalf of the Company’s clients, which was filed and served on May 2, 2017. By agreement of the parties, Oracle filed its motion to dismiss the Company’s third amended complaint on May 30, 2017, and the Company’s opposition is due on June 27, 2017, and any reply by Oracle is due on July 11, 2017.

Discovery with respect to the above action is expected to continue through at least July 2018. There is currently no trial date scheduled and the Company does not expect a trial to occur in this matter earlier than 2020, but the trial could occur earlier or later than that. Given that discovery is ongoing, the Company does not have sufficient information regarding possible damages exposure for the counterclaims asserted by Oracle or possible recovery by the Company in connection with its claims against Oracle. Both parties are seeking injunctive relief in addition to monetary damages in this matter. As a result, an estimate of the range of loss cannot be determined. The Company believes that an award for damages is not probable, so no accrual has been made as of December 31, 2016.

Other Litigation. In addition, from time to time, the Company may be a party to litigation and subject to claims incident to the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, the Company currently believes that the final outcome of these ordinary course matters will not have a material adverse effect on its business. Regardless of the outcome, litigation can have an adverse impact on the Company because of judgment, defense and settlement costs, diversion of management resources and other factors.

Settlement Agreement

On March 31, 2017, the Company entered into a Settlement Agreement, Release and Policy Buyback Agreement (“Settlement Agreement”) with an insurance company that previously provided coverage for the defense costs

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8—COMMITMENTS AND CONTINGENCIES  (continued)

related to the Oracle litigation referred to as Rimini II. The Settlement Agreement provided for aggregate payments to the Company of $24.0 million and resulted in the termination of coverage under the insurance policies. Prior to execution of the Settlement Agreement, the insurance company reimbursed the Company an aggregate of $4.7 million of defense costs, and pursuant to the settlement agreed to make an additional payment to the Company of $19.3 million that was received in April 2017. In April 2017, the Company paid $0.6 million of settlement expenses that are included in accrued expenses as of March 31, 2017, and the remaining $18.7 million of the settlement proceeds was used to make a mandatory $14.1 million principal payment and a $4.6 million make-whole interest payment due to the Lenders pursuant to the terms of the Credit Facility discussed in Note 5. Since the Settlement Agreement was entered into on March 31, 2017 and the net proceeds were required to be applied towards a mandatory principal prepayment, the $14.1 million payment is included in current maturities of long-term debt as of March 31, 2017.

The Settlement Agreement provides that the Company received proceeds of $19.3 million in advance of incurring legal defense costs related to Rimini II. The Settlement Agreement was accounted for by recognizing a receivable and deferred insurance settlement liability for $19.3 million as of March 31, 2017. This deferred insurance settlement liability will be reduced as legal expenses are incurred in the future.

Guarantees

The Company enters into agreements with customers that contain provisions related to liquidated damages that would be triggered in the event that the Company is no longer able to provide services to these customers. The maximum cash payments related to these liquidated damages is approximately $11.3 million and $15.7 million as of December 31, 2016 and March 31, 2017, respectively. To date, the Company has not incurred any costs as a result of such provisions and has not accrued any liabilities related to such provisions in the consolidated financial statements.

NOTE 9—RELATED PARTY TRANSACTIONS

For the three months ended March 31, 2016 the Company paid $28,000 to The Living Pages, Inc. for the provision of certain consulting, advertising and marketing services, where the Company’s Chief Executive Officer is a member of the board of directors and minority shareholder. No amounts were incurred for the three months ended March 31, 2017.

NOTE 10—EARNINGS PER SHARE

The Company computes earnings per share (“EPS”) of Class A and Class B common stock using the two-class method required for participating securities. Basic and diluted EPS was the same for each period presented as the inclusion of all potential Class A and Class B common shares outstanding would have been anti-dilutive. Basic and diluted EPS are the same for each class of common stock because they are entitled to the same liquidation and dividend rights. The following table sets forth the computation of basic and diluted loss per Class A and Class B common share for the three months ended March 31, 2016 and 2017 (in thousands, except per share amounts):

	2016			2017
	Class A	Class B	Total	Class A	Class B	Total
Numerator- net loss	$(26)	$(7,971)	$(7,997)	$(51)	$(14,424)	$(14,475)
Denominator- weighted average number of common shares outstanding	333	100,977	101,310	361	101,360	101,721
Basic and diluted net loss per common share	$(0.08)	$(0.08)	$(0.08)	$(0.14)	$(0.14)	$(0.14)

RIMINI STREET, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10—EARNINGS PER SHARE  (continued)

For the three months ended March 31, 2016 and 2017, the following potential common stock equivalents were excluded from the computation of diluted earnings per share since the impact of inclusion was anti-dilutive (in thousands):

	2016	2017
Convertible preferred stock	100,486	100,486
Options	53,731	52,912
Warrants	14,455	14,455
Total	168,672	167,853

NOTE 11—SUBSEQUENT EVENTS

Amendments to the Credit Facility

In May 2017, the Company and the Lenders entered into a third amendment (the “Third Amendment”) to the Credit Facility discussed in Note 5, which includes the following provisions:

•	The deadlines to deliver audited financial statements and to consummate equity issuances resulting in net proceeds of at least $35.0 million were both extended until August 31, 2017. Fifty percent of the net cash proceeds received are required to be applied as a mandatory prepayment as defined in the Credit Facility. Assuming the minimum net proceeds of $35.0 million, a principal payment of $13.7 million and a make-whole interest payment of $3.8 million would be required. The make-whole interest payment will be charged to interest expense in the period of the related principal payment;
•	The Company agreed to make a principal prepayment of $6.5 million, including satisfying the 75% of Excess Cash Flow payment of $4.0 million for the first quarter of 2017 and an additional principal prepayment of $2.5 million. These amounts were paid in May 2017;
•	Contractual principal amortization payments for April and May 2017 were increased by an aggregate of $2.5 million and paid in May 2017; and
•	The Lenders amended the terms of the Credit Facility which eliminated non-compliance with certain budgetary compliance covenants prior to the effective date of the Third Amendment, and certain budgetary compliance covenants were amended to be generally less restrictive after the effective date of the Third Amendment. Additionally, the Lenders did not charge Default Interest during the period that the events of default existed.

In May 2017, the Company and the Lenders entered into a fourth amendment to the Credit Facility, whereby the covenants related to costs that may be incurred for an initial public offering were revised. In June 2017, the Company and the Lenders entered into a fifth amendment (the “Fifth Amendment”) to the Credit Facility whereby the deadline was extended from August 31, 2017 until November 30, 2018 to consummate equity issuances for a minimum of $35.0 million, as discussed above. Additionally, certain financial covenants were revised whereby the Company expects to remain in compliance. In connection with the Fifth Amendment, the Company incurred an amendment fee equal to 1.0% of the $125.0 million commitment under the Credit Facility, and agreed to pay certain “target date” fees if (i) the filing date for the Form S-4 registration statement discussed below occurs after June 30, 2017, and (ii) the consummation of the merger discussed below occurs after August 31, 2017. If these target dates are not achieved, additional fees of 1.0% of the $125.0 million commitment will be required as of the designated target date and will continue to be incurred for each subsequent calendar month that the delays continue. The amendment fee is payable in cash upon the earlier of receipt of the equity issuance proceeds discussed above, or March 31, 2018. The target date fees are payable in cash upon the earlier of (i) receipt of the equity issuance proceeds discussed above, (ii) the maturity date of the Credit Facility, or (iii) the termination date of the Credit Facility.

Merger Agreement

On May 16, 2017, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with GP Investments Acquisition Corp. (“GPIA”), a publicly-held special purpose acquisition company (“SPAC”)

RIMINI STREET, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11—SUBSEQUENT EVENTS  (continued)

incorporated in the Cayman Islands and formed for the purpose of effecting a business combination with one or more businesses. The Merger Agreement provides that a wholly owned subsidiary of GPIA will merge with and into the Company, after which the Company will merge with and into GPIA, with GPIA with be the surviving corporation. In connection with the merger, GPIA will domesticate as a Delaware corporation, and will change its name to “Rimini Street, Inc.”. Key terms of the Merger Agreement include, but are not limited to, the following:

•	The aggregate purchase price for the Company is $775.0 million, which amount will be reduced by, among other things, the aggregate amount of certain debt obligations of the Company as set forth in the Merger Agreement. The Merger Consideration is expected to be settled by issuing shares of GPIA common stock based on a per share issue price of $10.00 per share and an exchange ratio of approximately four shares of the Company’s Capital Stock on an as converted basis for each share of GPIA (the “Exchange Ratio”).
•	In order to obtain the Lender’s consent to the Merger Agreement, a minimum of $30.0 million of net proceeds from GPIA, along with $5.0 million of the Company’s cash is required to be utilized for a mandatory payment under the Credit Facility at the closing of the transaction. The required minimum payment will consist of principal of approximately $27.7 million and a required make-whole interest payment of approximately $7.3 million.
•	Each issued and outstanding share of the Company’s Class A and Class B Common Stock, and each issued and outstanding share of each series of Preferred Stock on an as-converted basis (collectively, “Capital Stock”), will automatically be cancelled and converted into the right to receive the applicable portion of the Merger Consideration in accordance with the Merger Agreement.
•	Outstanding options to purchase shares of the Company’s Capital Stock granted under the Company’s 2007 Plan and 2013 Plan will be converted into stock options for ordinary shares of GPIA upon the same terms and conditions as are in effect with respect to such options immediately prior to the merger, after giving effect to the Exchange Ratio.
•	Subject to consummation of the Merger Agreement, the Origination Agent warrants discussed in Note 6 were modified to provide for the issuance of an additional 260,000 warrants exercisable at $1.35 per share, resulting in an aggregate of 14.4 million warrants exercisable by the Origination Agent. The Origination Agent agreed that upon consummation of the Merger Agreement such warrants will be converted into warrants for shares of GPIA, with the number of shares and exercise price adjusted for the Exchange Ratio. Additionally, further adjustments pursuant to the anti-dilution provisions and the cash redemption feature will be eliminated.
•	The Merger Agreement is subject to effectiveness of a registration statement on Form S-4 registering the shares of common stock to be issued to the Company’s stockholders, whereby approvals by the shareholders of the Company and GPIA are required. As discussed above, GPIA’s shareholders have the opportunity to redeem their ordinary shares for cash, and the Company’s shareholders have the right to demand appraisal rights.
•	Certain of the Company’s stockholders have entered into transaction support and voting agreements with GPIA, pursuant to which, among other things, such stockholders have agreed to vote their shares of Capital Stock in favor of adoption of the Merger Agreement. Additionally, certain of the Company’s stockholders have agreed to certain restrictions regarding the future transfer of the ordinary shares of GPIA to be received in connection with the Merger Agreement.
•	If the Merger Agreement is approved, the Company will have the right to appoint seven of the nine members of the Board of Directors, and the current shareholders of the Company are expected to own at least 75% of the outstanding shares of GPIA. Accordingly, the Company expects this merger will be accounted for as a reverse recapitalization, whereby the Company will be the acquirer for accounting and financial reporting purposes and GPIA will be the legal acquirer. Under a reverse recapitalization, the

RIMINI STREET, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11—SUBSEQUENT EVENTS  (continued)

shares of GPIA remaining after redemptions, and the unrestricted net cash and cash equivalents on the date the merger is consummated will be accounted for as a capital infusion received by the Company. All of the transaction costs incurred by the Company related to the merger will be charged to additional paid-in capital upon consummation of the merger.

In certain circumstances, including if the Merger Agreement has not been consummated by August 31, 2017 (subject to extension until November 17, 2017), either party may elect to terminate the Merger Agreement.

Stock Options

On June 29, 2017, the Company granted stock options for approximately 6.6 million shares of Class A Common Stock with an exercise price of $1.80 per share to employees and members of the Company’s Board of Directors under the 2013 Equity Incentive Plan.

RIMINI STREET, INC. AND SUBSIDIARIES

Consolidated Financial Statements
as of December 31, 2015 and 2016,
and for the Years Ended December 31, 2014, 2015 and 2016

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Rimini Street, Inc.:

We have audited the accompanying consolidated balance sheets of Rimini Street, Inc. and Subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations and comprehensive loss, stockholders’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rimini Street, Inc. and Subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

San Francisco, California
June 30, 2017

RIMINI STREET, INC. AND SUBSIDIARIES

Consolidated Balance Sheets
December 31, 2015 and 2016
(In thousands, except per share amounts)

	2015	2016
ASSETS
Current assets:
Cash and cash equivalents	$12,457	$9,385
Restricted cash	102	18,852
Accounts receivable, net of allowance of $115 and $36, respectively	39,978	55,324
Prepaid expenses and other	5,077	5,748
Total current assets	57,614	89,309
Long-term assets:
Property and equipment, net	4,133	4,559
Deferred debt issuance costs, net	—	3,950
Deposits and other	919	965
Deferred income taxes, net	75	595
Total assets	$62,741	$99,378
LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Current maturities of long-term debt	$14,814	$24,750
Accounts payable	3,823	8,839
Accrued expenses	26,152	36,650
Deferred revenue	91,145	137,293
Liability for embedded derivatives	—	5,400
Accrued litigation settlement	121,411	—
Total current liabilities	257,345	212,932
Long-term liabilities:
Long-term debt, net of current maturities	—	63,314
Deferred revenue	15,933	27,538
Liability for redeemable warrants	—	7,269
Deferred rent and other	1,782	1,835
Total liabilities	275,060	312,888
Commitments and contingencies (Note 9)
Stockholders’ deficit:
Convertible preferred stock, $0.001 par value per share; 44,045 and 100,486 shares authorized, issued and outstanding as of December 31, 2015, and 2016, respectively; aggregate liquidation preference of $10,550 and $20,551 as of December 31, 2015 and 2016, respectively	9,635	19,542
Convertible Class A common stock, $0.001 par value. Authorized 500,000 shares; 332 and 340 shares issued and outstanding as of December 31, 2015 and 2016, respectively	—	—
Convertible Class B common stock, $0.001 par value. Authorized 192,000 shares; 100,946 and 101,083 shares issued shares outstanding as of December 31, 2015 and 2016, respectively	101	101
Common stock; $0.001 par value. Authorized 500,000 shares; no shares issued and outstanding	—	—
Additional paid-in capital	16,664	19,003
Accumulated other comprehensive loss	(546)	(1,046)
Accumulated deficit	(238,173)	(251,110)
Total stockholders’ deficit	(212,319)	(213,510)
Total liabilities and stockholders’ deficit	$62,741	$99,378

The accompanying notes are an integral part of these consolidated financial statements.

RIMINI STREET, INC. AND SUBSIDIARIES

Consolidated Statements of Operations and Comprehensive Loss
Years Ended December 31, 2014, 2015 and 2016
(In thousands, except per share amounts)

	2014	2015	2016
Net revenue	$85,348	$118,163	$160,175
Cost of revenue	45,258	52,766	67,045
Gross profit	40,090	65,397	93,130
Operating expenses:
Sales and marketing	37,509	50,330	72,936
General and administrative	19,270	24,220	36,212
Litigation costs and related insurance recoveries:
Litigation settlement and pre-judgment interest	100,000	21,411	2,920
Professional fees and other defense costs of litigation	3,266	17,140	21,379
Insurance recoveries	—	(5,819)	(54,248)
Write-off of deferred offering costs	5,307	—	—
Total operating expenses	165,352	107,282	79,199
Operating income (loss)	(125,262)	(41,885)	13,931
Non-operating expenses:
Interest expense	(742)	(829)	(13,356)
Debt financing fees	—	—	(6,371)
Loss on embedded derivatives and redeemable warrants, net	—	—	(3,822)
Other, net	(843)	(1,104)	(1,787)
Loss before income taxes	(126,847)	(43,818)	(11,405)
Income tax expense	(981)	(1,451)	(1,532)
Net loss	(127,828)	(45,269)	(12,937)
Other comprehensive loss-foreign currency translation loss	(158)	(227)	(500)
Comprehensive loss	$(127,986)	$(45,496)	$(13,437)
Net loss	$(127,828)	$(45,269)	$(12,937)
Deemed dividend for beneficial conversion feature of convertible preferred stock	—	—	(10,000)
Net loss attributable to Class A and Class B common stockholders	$(127,828)	$(45,269)	$(22,937)
Net loss per share attributable to Class A and Class B common stockholders (basic and diluted)	$(1.27)	$(0.45)	$(0.23)
Weighted average number of Class A and Class B common shares outstanding (basic and diluted)	100,930	101,174	101,341

The accompanying notes are an integral part of these consolidated financial statements.

RIMINI STREET, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Deficit
Years Ended December 31, 2014, 2015 and 2016
(In thousands)

	Convertible Preferred Stock		Convertible Common Stock				Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
			Class A		Class B
	Shares	Amount	Shares	Amount	Shares	Amount
Balances, December 31, 2013	44,045	$9,635	—	$—	100,658	$101	$12,103	$(161)	$(65,076)	$(43,398)
Stock-based compensation	—	—	—	—	—	—	2,080	—	—	2,080
Warrant expense	—	—	—	—	—	—	8	—	—	8
Issuance of shares upon exercise of stock options	—	—	—	—	424	—	91	—	—	91
Transfer of shares	—	—	332	—	(332)	—	—	—	—	—
Foreign currency translation loss	—	—	—	—	—	—	—	(158)	—	(158)
Net loss	—	—	—	—	—	—	—	—	(127,828)	(127,828)
Balances, December 31, 2014	44,045	9,635	332	—	100,750	101	14,282	(319)	(192,904)	(169,205)
Stock-based compensation	—	—	—	—	—	—	2,272	—	—	2,272
Warrant expense	—	—	—	—	—	—	59	—	—	59
Issuance of shares upon exercise of stock options	—	—	—	—	196	—	51	—	—	51
Foreign currency translation loss	—	—	—	—	—	—	—	(227)	—	(227)
Net loss	—	—	—	—	—	—	—	—	(45,269)	(45,269)
Balances, December 31, 2015	44,045	9,635	332	—	100,946	101	16,664	(546)	(238,173)	(212,319)
Issuance of Series C Preferred Stock	56,441	10,001	—	—	—	—	—	—	—	10,001
Series C Preferred Stock offering costs	—	(94)	—	—	—	—	—	—	—	(94)
Beneficial conversion feature of Series C Preferred Stock	—	—	—	—	—	—	10,000	—	—	10,000
Deemed dividend for beneficial conversion feature of Series C Preferred Stock	—	—	—	—	—	—	(10,000)	—	—	(10,000)
Stock-based compensation	—	—	—	—	—	—	2,297	—	—	2,297
Warrant expense	—	—	—	—	—	—	(7)	—	—	(7)
Issuance of shares upon exercise of stock options	—	—	8	—	137	—	49	—	—	49
Foreign currency translation loss	—	—	—	—	—	—	—	(500)	—	(500)
Net loss	—	—	—	—	—	—	—	—	(12,937)	(12,937)
Balances, December 31, 2016	100,486	$19,542	340	$—	101,083	$101	$19,003	$(1,046)	$(251,110)	$(213,510)

The accompanying notes are an integral part of these consolidated financial statements.

RIMINI STREET, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows
Years Ended December 31, 2014, 2015 and 2016
(In thousands)

	2014	2015	2016
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(127,828)	$(45,269)	$(12,937)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	1,899	1,451	1,783
Accretion of debt discount and issuance costs	—	—	10,121
Stock-based compensation	2,080	2,272	2,297
Loss on embedded derivatives and redeemable warrants, net	—	—	3,822
Write-off of deferred offering costs	5,307	—	—
Write-off of debt issuance costs	138	—	—
Paid-in-kind interest expense	—	—	900
Deferred income taxes	19	(379)	(520)
Other	53	131	—
Changes in operating assets and liabilities:
Accounts receivable	(9,040)	(8,501)	(14,663)
Prepaid expenses, deposits and other	(1,045)	(2,676)	(1,427)
Accounts payable	(91)	2,257	4,636
Accrued expenses	5,978	8,621	10,759
Accrued litigation settlement	100,000	21,411	(121,411)
Deferred revenue	25,745	22,255	57,031
Net cash provided by (used in) operating activities	3,215	1,573	(59,609)
CASH FLOWS USED IN INVESTING ACTIVITIES:
Capital expenditures	(1,242)	(1,747)	(1,188)
CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from borrowings	869	—	83,743
Net proceeds from issuance of Series C Preferred Stock	—	—	9,907
Principal payments on borrowings	(1,271)	(432)	(15,313)
Principal payments on capital leases	(173)	(430)	(733)
Debt issuance costs paid	(176)	(31)	(560)
Proceeds from exercise of employee stock options	91	51	44
Deferred offering costs paid	(2,294)	—	—
Net cash provided by (used in) financing activities	(2,954)	(842)	77,088
Effect of foreign currency translation changes	(294)	(285)	(613)
Net change in cash, cash equivalents and restricted cash	(1,275)	(1,301)	15,678
Cash, cash equivalents and restricted cash at beginning of year	15,135	13,860	12,559
Cash, cash equivalents and restricted cash at end of year	$13,860	$12,559	$28,237
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$711	$829	$2,972
Cash paid for income taxes	822	907	1,609
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Liability for mandatory fees and related debt discount under Credit Facility:
Balance at inception of Credit Facility	$—	$—	$45,301
Adjustment for updated calculation of mandatory trigger event exit fees	—	—	9,957
Adjustment for mandatory consulting fees due to Amendment	—	—	6,000
Deemed dividend for beneficial conversion feature related to Series C Preferred Stock	—	—	10,000
Issuance of redeemable warrants for debt issuance costs	—	—	8,847
Purchase of equipment under capital lease obligations	883	769	868
Payables for capital expenditures	—	26	47

The accompanying notes are an integral part of these consolidated financial statements.

RIMINI STREET, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Description of Business

Rimini Street, Inc. (“Rimini Street” or the “Company”) was incorporated in the state of Nevada in September 2005. The Company provides enterprise software support services.

Basis of Presentation and Consolidation

The consolidated financial statements, which include the accounts of the Company and its wholly-owned subsidiaries, are prepared in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”). All significant intercompany balances and transactions have been eliminated. The Company has evaluated subsequent events through June 30, 2017, the date the consolidated financial statements were issued.

Liquidity

As of December 31, 2016, the Company had available cash, cash equivalents and restricted cash of $28.2 million. As of December 31, 2016 and June 30, 2017, the Company has cash obligations related to its Credit Facility that are due within the next 12 months for principal, interest and other fees of $40.6 million and $40.8 million, respectively. The Company believes that current cash, cash equivalents, restricted cash and future cash flow from operating activities will be sufficient to meet the Company’s anticipated cash needs, including working capital needs, capital expenditures and various contractual obligations for at least 12 months from the issuance date of these financial statements.

Reclassifications

Certain amounts in the prior years’ consolidated financial statements have been reclassified to conform to the current year’s presentation. These reclassifications had no effect on the previously reported net loss, working capital, stockholders’ deficit and cash flows.

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires the Company to make judgments, assumptions, and estimates that affect the amounts reported in its consolidated financial statements and accompanying notes. The Company bases its estimates and assumptions on current facts, historical experience, and various other factors that it believes are reasonable under the circumstances, to determine the carrying values of assets and liabilities that are not readily apparent from other sources. The Company’s significant accounting estimates include, but are not necessarily limited to, revenue recognition, allowance for doubtful accounts, valuation of stock options, derivatives and warrants, useful lives for depreciation and amortization, deferred income taxes and related valuation allowances, and evaluation and measurement of contingencies. To the extent there are material differences between the Company’s estimates and the actual results, the Company’s future consolidated results of operation may be affected.

Risks and Uncertainties

Inherent in the Company’s business are various risks and uncertainties, including its limited operating history in a rapidly changing industry. These risks include the Company’s ability to manage its rapid growth and its ability to attract new customers and expand sales to existing customers, risks related to the litigation with Oracle Corporation as described in Note 9, as well as other risks and uncertainties. In the event that the Company does not successfully execute its business plan, certain assets may not be recoverable, certain liabilities may not be paid and investments in its capital stock may not be recoverable. The Company’s success depends upon the acceptance of its expertise in providing services, development of sales and distribution channels, and its ability to generate significant revenue from the use of this expertise.

RIMINI STREET, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES  (continued)

Segments

The Company’s chief operating decision maker (the “CODM”), who is the Company’s Chief Executive Officer, allocates resources and assesses performance based on financial information of the Company. The CODM reviews financial information presented on an entity-level basis for purposes of making operating decisions and assessing financial performance. The entity-level financial information is identical to the information presented in the accompanying consolidated statements of operations and comprehensive loss. Accordingly, the Company has determined that it operates in a single operating and reportable segment.

Cash, Cash Equivalents and Restricted Cash

All highly liquid investments purchased with an original maturity of three months or less that are freely available for the Company’s immediate and general business use are classified as cash and cash equivalents. Cash and cash equivalents consist primarily of demand deposits with financial institutions.

Payments received from customers are initially deposited in cash accounts controlled by an agent of the Company’s lenders under the credit facility discussed in Note 5. Restricted cash also includes demand deposits that are pledged as collateral for corporate credit card debts. On a monthly basis, the Company submits a request to release the restricted funds and upon approval, the funds are transferred to the Company’s bank accounts that are classified as cash and cash equivalents.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful life of the following assets:

Years
Computer equipment	1-3
Furniture and fixtures	3-7
Capitalized software costs	3
Leasehold improvements	Up to 8 years, not to exceed lease term

Maintenance and repairs are expensed as incurred. Application development costs related to internal use software projects are capitalized and included in property and equipment on the consolidated balance sheets. Preliminary planning activities and post implementation activities for internal use software projects are expensed as incurred. Construction-in-progress primarily consists of computer equipment and leasehold improvements that have not yet been placed to service for their intended use. Depreciation commences once it is placed in service for its intended use.

Impairment of Long-lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Impairment exists for property and equipment and other long term assets if the carrying amounts of such assets exceed the estimates of future net undiscounted cash flows expected to be generated by such assets. Impairment for software intangible assets is based upon a net realizable value assessment. An impairment charge is recognized by the amount by which the carrying amount of the asset, or asset group, exceeds its fair value. No impairment of long-lived assets occurred in the years presented.

Debt Issuance Costs and Discounts

Debt issuance costs are costs incurred to obtain new debt financing and consist of incremental direct costs incurred for professional fees and due diligence services, including reimbursement of similar costs incurred by the lenders. Debt issuance costs are allocated proportionately between funded and unfunded portions of debt. Amounts paid to the lenders when a financing is consummated are a reduction of the proceeds and are treated as a debt discount. Debt issuance costs and discounts related to funded debt are presented in the accompanying consolidated

RIMINI STREET, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES  (continued)

balance sheet as a reduction in the carrying value of the debt and are accreted to interest expense using the effective interest method. When we make mandatory prepayments of principal under the Credit Facility, we write-off a proportional amount of unaccreted debt discount and issuance costs in relation to the total debt obligations under the Credit Facility. Debt issuance costs related to unfunded debt is presented in the accompanying consolidated balance sheet as a long-term asset and are amortized using the straight-line method over the contractual term of the debt agreement. Unamortized deferred debt issue costs are not charged to expense when the related debt becomes a demand obligation so long as it is probable that the lenders will either waive the violation of terms or will agree to amend or restructure the terms of the indebtedness. If either circumstance is probable, the deferred debt issuance costs continue to be amortized over the remaining term of the initial amortization period. If it is not probable, the costs will be charged to expense.

Deferred Offering Costs

Commissions, legal fees and other costs that are directly associated with equity offerings are capitalized as deferred offering costs, pending a determination of the success of the offering. Deferred offering costs related to successful offerings are charged to stockholders’ deficit in the period it is determined that the offering was successful. Deferred offering costs related to unsuccessful equity offerings are recorded as expense in the period when it is determined that an offering is unsuccessful. The Company expensed the costs related to an unsuccessful offering in 2014.

Revenue Recognition

Revenue is derived from support services, and to a lesser extent, software licensing and related maintenance and professional services. A substantial majority of revenue is from support services, and revenue from other sources has been minimal to date. Revenue is recognized when all the following criteria are met:

•	Persuasive evidence of an arrangement exists. The Company generally relies on a written sales contract to determine the existence of an arrangement.
•	Delivery has occurred. The Company considers delivery to have occurred over the contractual term when support service is available to the customer in the manner prescribed in the contractual arrangement, and when there are no further additional performance or delivery obligations.
•	Fee is fixed or determinable. The Company assesses whether the sales price is fixed or determinable based on the payment terms and whether the sales price is subject to refund or adjustment.
•	Collection is reasonably assured. Collection is deemed probable if the Company expects that the customer will be able to pay amounts under the arrangement as payments become due. Previous uncollectable receivables have not had a material impact on the consolidated financial statements for the periods presented.

The Company recognizes its support services revenue provided on third-party software in accordance with Accounting Standards Codification (ASC) 605, Revenue Recognition, and SEC Staff Accounting Bulletin (SAB) 104, Revenue Recognition. Pricing for support services is generally established on a per-customer basis as set forth in the arrangements. The non-cancellable terms of the Company’s support services arrangements generally range from one to three years and in most cases, include an extended initial support service period of generally three to six months. This results in a discounted fee for the initial support service period. For such arrangements, revenue is limited to the amount that is not contingent upon the future delivery of support services whereby each annual billing period is recognized on a straight-line basis over the respective annual support service period. For arrangements not subject to this contingent revenue limitation, the total arrangement fee is recognized as revenue on a straight-line basis over the non-cancellable term.

In certain circumstances the Company enters into arrangements with multiple elements, comprised of support services for multiple third-party software platforms and to a much lesser extent professional services and software licensing and related maintenance support. When the Company enters into multiple element arrangements, these arrangements are evaluated to determine if the multiple elements consist of more than one unit of accounting and can

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES  (continued)

be separated accordingly. Based on separation criteria under U.S. GAAP, deliverables in multiple element arrangements can be segregated into separate units of accounting if they have value to the customer on a standalone basis. The items have value on a standalone basis if they are sold separately by any vendor or the customer could resell the delivered items on a standalone basis. If the sales arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered items are considered probable and substantially in the control of the vendor. If deliverables can be separated into individual units of accounting, then the Company allocates consideration at the inception of an arrangement to all deliverables based on the relative selling price method in accordance with the selling price hierarchy, which includes: (i) vendor-specific objective evidence (“VSOE”) if available; (ii) third-party evidence (“TPE”) if VSOE is not available, and (iii) best estimate of selling price (“BESP”) if neither VSOE nor TPE is available. Revenue from each deliverable is recognized when all requirements are met for that specific deliverable. If deliverables cannot be separated into separate units of accounting, then the arrangement will be accounted for as a single unit of accounting and revenue will be recognized when all requirements are met for all deliverables within the arrangement.

In determining VSOE, accounting guidance requires that a substantial majority of the standalone selling prices for these products fall within a reasonably narrow pricing range. The Company has not established VSOE due to lack of pricing consistency. The Company has also concluded that TPE is not a practical alternative due to differences in its service offerings compared to other parties and the availability of relevant third-party-pricing information. Accordingly, the Company establishes BESP primarily by consistently pricing its arrangements following its internal pricing policy of quoting the customers a 50% discount to their current annual support fees they would otherwise pay enterprise software vendors. The Company regularly reviews BESP. Changes in assumptions or judgments or changes to the elements in the arrangement could cause an increase or decrease in the amount of revenue that the Company reports in a particular period.

In a limited number of arrangements, the Company also licenses software and related maintenance services under term-based arrangements. The terms of software licenses and services support are the same, and when support services are terminated, the software license is also terminated. To date software has not been licensed separately, but rather has only been licensed along with service support arrangements. This software is considered essential to the functionality of the support services for these arrangements. The Company applies the provisions of ASC 985-605, Software Revenue Recognition, to these deliverables. Accordingly, all revenue from the software license is recognized over the term of the support services.

Domestic sales taxes of $1.3 million, $1.3 million and $1.9 million for the years ended December 31, 2014, 2015 and 2016, respectively, have not been billed to customers, and have been included in general and administrative costs. Revenue generally includes any taxes withheld by foreign customers and subsequently remitted to governmental authorities in those foreign jurisdictions. Foreign withholding taxes included in revenue amounted to $0.2 million, $0.3 million and $0.5 million for the years ended December 31, 2014, 2015 and 2016, respectively.

Deferred revenue consists of billings issued that are non-cancellable but not yet paid and payments received in advance of revenue recognition. The Company typically invoices its customers at the beginning of the contract term, in annual and multi-year installments. Deferred revenue that is anticipated to be recognized during the succeeding 12-month period is recorded as current deferred revenue and the remaining portion is recorded as long-term deferred revenue.

Allowance for Doubtful Accounts

The Company records a provision for doubtful accounts based on historical experience and a detailed assessment of the collectability of its accounts receivable. In estimating the allowance for doubtful accounts, the Company considers, among other factors, the aging of the accounts receivable, its historical write-offs, the credit worthiness of customers, and general economic conditions. Account balances are charged off against the allowance when the Company believes that it is probable that the receivable will not be recovered. Actual write-offs may either be in excess or less than the estimated allowance.

Advertising

Advertising costs are charged to sales and marketing expense in the period incurred.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES  (continued)

Legal Costs

Legal fees and costs are charged to general and administrative expense as incurred, other than legal fees and costs that are accounted for as deferred offering costs and debt issuance costs.

Loss Contingencies

The Company is subject to the possibility of various loss contingencies arising in the ordinary course of business. An estimated loss contingency is accrued when it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated. If some amount within a range of loss appears to be a better estimate than any other amount within the range, the Company accrues that amount. Alternatively, when no amount within a range of loss appears to be a better estimate than any other amount, the Company accrues the lowest amount in the range. If the Company determines that a loss is reasonably possible and the range of the loss is estimable, then the Company discloses the range of the possible loss. If the Company cannot estimate the range of loss, it will disclose the reason why it cannot estimate the range of loss. The Company regularly evaluates current information available to it to determine whether an accrual is required, an accrual should be adjusted and if a range of possible loss should be disclosed.

Stock-Based Compensation and Warrant Expense

The Company measures the cost of employee and director services received in exchange for all equity awards granted, including stock options, based on the fair market value of the award as of the grant date. The Company computes the fair value of options using the Black-Scholes-Merton (“BSM”) option pricing model. The Company recognizes the cost of the equity awards over the period that services are provided to earn the award, usually the vesting period. For awards granted which contain a graded vesting schedule, and the only condition for vesting is a service condition, compensation cost is recognized as an expense on a straight-line basis over the requisite service period as if the award was, in substance, a single award. Stock-based compensation expense is recognized based on awards ultimately expected to vest whereby estimates of forfeitures are based upon historical experience.

In addition, the Company also utilizes the BSM option-pricing model to estimate the fair value of warrants granted to one of its stockholders in 2014. The fair value of such warrants is charged to expense on a straight-line basis over the requisite service period. For warrants where a performance commitment date has not been established, the fair value is adjusted periodically until the commitment date occurs.

Embedded Derivatives

When the Company enters into a financial instrument such as a debt or equity agreement (the “host contract”), the Company assesses whether the economic characteristics of any embedded features are clearly and closely related to the primary economic characteristics of the remainder of the host contract. When it is determined that (i) an embedded feature possesses economic characteristics that are not clearly and closely related to the primary economic characteristics of the host contract, and (ii) a separate, stand-alone instrument with the same terms would meet the definition of a financial derivative instrument, then the embedded feature is bifurcated from the host contract and accounted for as a derivative instrument. The estimated fair value of the derivative feature is recorded separately from the carrying value of the host contract, with subsequent changes in the estimated fair value recorded as a non-operating gain or loss in the Company’s consolidated statements of operations.

Beneficial Conversion Features

A beneficial conversion feature is a non-detachable conversion feature that is “in the money” at the commitment date, which requires recognition of a deemed dividend. A conversion option is in the money if the conversion price is lower than the fair value of a share into which it is convertible.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that are expected to be in effect when the differences

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES  (continued)

are expected to be recovered or settled. Realization of deferred tax assets is dependent upon future taxable income. A valuation allowance is recognized if it is more likely than not that some portion or all of a deferred tax asset will not be realized based on the weight of available evidence, including expected future earnings.

The Company recognizes an uncertain tax position in its financial statements when it concludes that a tax position is more likely than not to be sustained upon examination based solely on its technical merits. Only after a tax position passes the first step of recognition will measurement be required. Under the measurement step, the tax benefit is measured as the largest amount of benefit that is more likely than not to be realized upon effective settlement. This is determined on a cumulative probability basis. The full impact of any change in recognition or measurement is reflected in the period in which such change occurs. Interest and penalties related to income taxes are recognized in the provision for income taxes.

Foreign Currency Translation

The Company’s reporting currency is the U.S. Dollar, while the functional currencies of its foreign subsidiaries are their respective local currencies. The asset and liability accounts of the foreign subsidiaries are translated from their local currencies at the exchange rates in effect on the balance sheet date. Revenue and expenses are translated at average rates of exchange prevailing during the period. Gains and losses resulting from the translation of the subsidiary balance sheets are recorded net of tax as a component of accumulated other comprehensive loss. Gains and losses from foreign currency transactions are recorded in other income and expense in the consolidated statements of operations and comprehensive loss. The tax effect has not been material to date.

Loss Per Share

Basic net loss per share is computed by dividing the net loss by weighted average number of common shares outstanding for each fiscal period presented. Diluted net loss per common share is computed by giving effect to all potential shares of common stock, including convertible preferred stock, stock options and warrants, to the extent dilutive. Preferred stock shares participate in dividends but are not considered participating securities when there is a net loss because the holders do not have a contractual obligation to share in the losses.

Recent Accounting Pronouncements

Standards Required to be Adopted in Future Years. The following recently issued accounting standards are not yet effective; the Company is assessing the impact these standards will have on its consolidated financial statements, as well as the method of adoption and period in which adoption is expected to occur:

In March 2016, the Financial Accounting Standards Board (FASB) issued ASU No. 2016-09, Improvements to Employee Share-Based Payment, aimed at simplifying the accounting for share-based transactions. The update included modifications to the accounting for income taxes upon vesting or settlement of equity awards, employer tax withholding on share-based compensation and financial statement presentation of excess tax benefits. The update also provides an alternative on incorporating forfeitures in share-based compensation. The Company adopted ASU No. 2016-09 effective January 1, 2017. The impact of adoption did not have a material effect on the Company’s consolidated financial statements, and the Company will maintain its current practice of estimating forfeitures in accounting for stock-based compensation.

In February 2016, the FASB issued ASU No. 2016-02, Leases, which requires organizations that lease assets (“lessees”) to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. Under the new guidance, both finance and operating leases will be required to be recognized on the balance sheet. Additional quantitative and qualitative disclosures, including significant judgments made by the management, will also be required. For public entities, the new guidance will be effective in fiscal years, and interim periods within those fiscal years beginning after December 15, 2018. For other entities, the new guidance is effective for fiscal years, and interim periods within those fiscal years beginning after December 15, 2019. Early adoption is permitted. However, the new guidance must be adopted retrospectively to each prior reporting period presented upon initial adoption. Management has not completed its evaluation to determine the impact that adoption of this standard will have on the Company’s consolidated financial statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES  (continued)

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which supersedes nearly all existing revenue recognition guidance under U.S. GAAP. The new guidance provides a five-step process for recognizing revenue that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance also requires expanded qualitative and quantitative disclosures related to the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The new guidance is effective for public companies with annual reporting periods beginning after December 31, 2017, and is to be applied either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying it recognized at the date of initial adoption. Early adoption is permitted for all entities but not before the original effective date for public entities. The guidance is effective for private companies with annual reporting periods beginning after December 15, 2018, with the option of adopting early at the same time as public companies. Management is currently reviewing historical contracts to quantify the impact that the adoption of the standard will have on specific performance obligations, as well as the recognition of costs related to obtaining customer contracts. Management has not completed its evaluation to determine the impact and method that adoption of this standard will have on the Company’s consolidated financial statements.

Recently Adopted Standards. The following recently issued accounting standards were adopted during the year ended December 31, 2016:

In November 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-18, Statement of Cash Flows – Restricted Cash, which require entities that have restricted cash or restricted cash equivalents to reconcile the change during the period in the total cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents in its statement of cash flows. As a result, amounts generally described as cash and restricted cash equivalents should be included with cash and cash equivalents shown on the statement of cash flows. As permitted by ASU No. 2016-18, the Company elected to adopt this standard during 2016 using the retrospective transition method. As discussed in Note 4, the adoption did not have a material impact on the Company’s previously reported consolidated statements of cash flows for the years ended December 31, 2014 and 2015.

In August 2014, the FASB issued ASU No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern that requires management to evaluate whether there are conditions and events that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the financial statements are issued on both an interim and annual basis. Management is required to provide certain footnote disclosures if it concludes that substantial doubt exists or when its plans alleviate substantial doubt about the Company’s ability to continue as a going concern. The Company adopted ASU No. 2014-15 during the fourth quarter of 2016 and the adoption did not have an impact on its consolidated financial statements.

In April 2015, the FASB issued ASU No. 2015-05, Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement, which provides guidance to customers on whether a cloud computing arrangement includes a software license. If so, then the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. The Company adopted ASU No. 2015-05 during the first quarter of 2016 and the adoption did not have an impact on its consolidated financial statements.

During 2015, the FASB issued ASU No. 2015-03, Simplifying the Presentation of Debt Issuance Costs, and No. 2015-15, Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements, which generally require the presentation of debt issuance costs as a direct deduction from the carrying amount of the related debt liabilities. However, for debt issuance costs related to line-of-credit and similar arrangements, the Company is permitted to continue presenting debt issuance costs as a deferred asset and subsequently amortizing the debt issuance costs ratably over the contractual term of the debt arrangement. The Company adopted ASU No. 2015-03 and ASU 2015-15 during the first quarter of 2015. As a result of the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES  (continued)

adoption of these standards, as discussed in Note 5, the allocable debt issuance costs related to the funded portion of the Credit Facility (defined below) are presented as a reduction of the carrying value of the debt, and the allocable debt issuance costs related to the unfunded portion of the Credit Facility are presented as deferred assets.

NOTE 3—Financial Instruments and Significant Concentrations

Fair Value Measurements

Fair value is defined as the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. When determining fair value, the Company considers the principal or most advantageous market in which it transacts, and considers assumptions that market participants would use when pricing the asset or liability. The Company applies the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair measurement:

Level 1—Quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date

Level 2—Other than quoted prices included in Level 1 that are observable for the asset and liability, either directly or indirectly through market collaboration, for substantially the full term of the asset or liability

Level 3—Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any market activity for the asset or liability at measurement date

The Company does not have any assets that are carried at fair value on a recurring basis. The Company’s redeemable warrant liability and embedded derivative liability are the only liabilities that are carried at fair value on a recurring basis and are classified within Level 3 of the fair value hierarchy. Details of the redeemable warrant and embedded derivative liabilities, including valuation methodology and key assumptions and estimates used, are disclosed in Note 7 and Note 5, respectively. The Company’s policy is to recognize asset or liability transfers among Level 1, Level 2 and Level 3 as of the actual date of the events or change in circumstances that caused the transfer. During the two years ended December 31, 2015 and 2016, the Company had no transfers of its assets or liabilities between levels of the fair value hierarchy.

The carrying amounts of the Company’s financial instruments including cash and cash equivalents, restricted cash, accounts receivable, accounts payable, and accrued liabilities approximate fair values due to their short-term maturities. Based on borrowing rates currently available to the Company for debt with similar terms, the carrying value of capital lease obligations, the line of credit and loan payable also approximate fair value as of the respective balance sheet dates. Due to the complex and unique terms of the Credit Facility, it is not reasonably practicable to determine the current fair value.

Significant Concentrations

The Company attributes revenue to geographic regions based on the location of its customers’ contracting entity. The following shows net revenue by geographic region for the years ended December 31, 2014, 2015 and 2016 (in thousands):

	2014	2015	2016
United States of America	$62,341	$82,803	$110,746
International	23,007	35,360	49,429
Total revenue	$85,348	$118,163	$160,175

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3—Financial Instruments and Significant Concentrations (continued)

No customer represented more than 10% of revenue for the years ended December 31, 2014, 2015 or 2016. As of December 31, 2014, 2015 and 2016, no customers represented 10% or more of total net accounts receivable. The Company tracks its assets by physical location. The majority of the Company’s long-lived assets are located in the United States as of December 31, 2015 and 2016.

Financial instruments that subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents, restricted cash, and accounts receivable. The Company maintains its cash, cash equivalents and restricted cash at high-quality financial institutions, primarily in the United States of America. Deposits, including those held in foreign branches of global banks, may exceed the amount of insurance provided on such deposits. As of December 31, 2016, the Company had cash and cash equivalents of $4.5 million and restricted cash of $15.9 million with a single financial institution. The Company also had $2.4 million of restricted cash with another financial institution. The Company has never experienced any losses related to these balances.

Generally, credit risk with respect to accounts receivable is diversified due to the number of entities comprising the Company’s customer base and their dispersion across different geographies and industries. The Company performs ongoing credit evaluations on certain customers and generally does not require collateral on accounts receivable. The Company maintains reserves for potential bad debts and historically such losses are generally not significant.

NOTE 4—OTHER FINANCIAL INFORMATION

Cash, cash equivalents and restricted cash

As discussed above, during 2016 the Company elected to early adopt ASU No. 2016-18, Statement of Cash Flows – Restricted Cash, which requires the inclusion of restricted cash to reconcile the change during the period in the total cash, cash equivalents, and restricted cash in the consolidated statements of cash flows. As required by ASU No. 2016-18, the adoption of this standard was applied using the retrospective transition method, which did not result in a change to the previously reported cash flows from operating, investing and financing activities.

For purposes of the statement of cash flows, as of December 31, 2014, 2015 and 2016 cash, cash equivalents and restricted cash are as follows (in thousands):

	2014	2015	2016
Cash and cash equivalents	$13,758	$12,457	$9,385
Restricted cash:
Control accounts under Credit Facility	—	—	18,263
Corporate credit card debts and other	102	102	589
Total cash, cash equivalents and restricted cash	$13,860	$12,559	$28,237

Allowance for Doubtful Accounts

Activity in the allowance for doubtful accounts is set forth below for the years ended December 31, 2014, 2015 and 2016 (in thousands):

	2014	2015	2016
Allowance, beginning of year	$—	$115	$115
Provisions	186	55	57
Write offs, net of recoveries	(71)	(55)	(136)
Allowance, end of year	$115	$115	$36

RIMINI STREET, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4—OTHER FINANCIAL INFORMATION (continued)

Prepaid Expenses and Other Current Assets

As of December 31, 2015 and 2016, prepaid expenses and other current assets consist of the following (in thousands):

	2015	2016
Prepaid expenses and deposits	$4,298	$4,500
Foreign tax refunds receivable	238	483
Prepaid loan agent and service fees	—	218
Other	541	547
Total	$5,077	$5,748

Property and Equipment

As of December 31, 2015 and 2016, property and equipment consisted of the following (in thousands):

	2015	2016
Computer equipment	$4,942	$6,033
Furniture and fixtures	2,078	2,406
Capitalized software costs	508	433
Leasehold improvements	605	739
Construction-in-progress	255	297
Total property and equipment	8,388	9,908
Less accumulated depreciation	(4,255)	(5,349)
Property and equipment, net	$4,133	$4,559

Depreciation expense was $0.8 million, $1.4 million and $1.7 million for the years ended December 31, 2014, 2015 and 2016, respectively.

Other Accrued Liabilities

As of December 31, 2015 and 2016, accrued expenses consist of the following (in thousands):

	2015	2016
Accrued compensation and benefits:
Bonuses and commissions	$6,754	$11,015
Salaries and benefits	5,568	7,289
Accrued sales and other taxes	4,845	8,411
Accrued professional fees	5,935	7,184
Current maturities of capital lease obligations	531	802
Income taxes payable	492	433
Other accrued expenses	2,027	1,516
Total accrued expenses	$26,152	$36,650

As of December 31, 2015 and 2016, accrued professional fees included a 15% holdback, or approximately $2.7 million, for amounts due to one of the Company’s attorneys for defense costs in connection with the Oracle litigation described in Note 9. The holdback amount is expected to be paid in the second half of 2017.

Advertising

Advertising costs were $0.3 million, $0.8 million and $1.3 million for the years ended December 31, 2014, 2015 and 2016, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4—OTHER FINANCIAL INFORMATION (continued)

Other Expense, Net

For the years ended December 31, 2014, 2015 and 2016, other expense, net consists of the following (in thousands):

	2014	2015	2016
Interest income	$8	$11	$27
Other expenses	(4)	(50)	(90)
Foreign currency transaction losses	(847)	(1,065)	(1,724)
Total other expense, net	$(843)	$(1,104)	$(1,787)

NOTE 5—DEBT

As of December 31, 2015 and 2016, debt consists of the following (dollars in thousands):

	2015	2016
Credit Facility, net of discount	$—	$88,064
Line of credit	14,700	—
Note payable, interest at 9.0%	114	—
Total	14,814	88,064
Less current maturities	(14,814)	(24,750)
Long-term debt, net of current maturities	$—	$63,314

Credit Facility

Initial Agreement. In June 2016, the Company entered into a multi-draw term loan Financing Agreement (the “Credit Facility”) with a syndicate of lenders (the “Lenders”). The Credit Facility provides for an aggregate commitment up to $125.0 million, which consisted of an initial term loan for $30.0 million in June 2016, a “delayed draw A Term Loan” for $65.0 million, and a “delayed draw B Term Loan” for $30.0 million. The net proceeds received at closing of the initial $30.0 million term loan amounted to $19.1 million.

Outstanding term loans under the Credit Facility mature in June 2020, and require monthly interest payments at 15.0% per annum, consisting of 12.0% per annum that is payable in cash and 3.0% per annum that is payable through the issuance of additional borrowings beginning on the interest payment due date (referred to as paid-in-kind, or “PIK” interest). Until full funding occurs, the Company was required to pay an unused line fee of 15.0% per annum on the $65.0 million commitment under the delayed draw A Term Loan and 5.0% per annum on the $30.0 million commitment under the delayed draw B Term Loan. The unused line fee expired in October 2016 for the delayed draw A Term Loan. The unused line fee for the delayed draw B Term Loan will expire in June 2020, subject to early termination events as set forth in the Credit Facility. The Company is also subject to collateral monitoring fees at the rate of 0.5% (2.5% after the Second Amendment discussed below) of the outstanding term loans. All unused line fees and collateral monitoring fees are payable monthly in arrears and are recorded as a component of debt financing fees in the period incurred. In addition, a make whole interest payment of 15.0% per annum through June 2019 is required for certain principal prepayments as defined in the Credit Facility. Upon the occurrence and during the continuance of any event of default, the principal (including PIK interest), and all unpaid interest shall bear an additional interest rate of 2.0% per annum (the “Default Interest”) from the date such event of default occurs until it is cured or waived.

Beginning in the second quarter of 2017 and continuing through maturity of the term loans, the Credit Facility requires additional quarterly principal payments of the term loans equal to 25% of the calculated Excess Cash Flow (as defined in the Credit Facility) for the previous fiscal quarter. As discussed below, this percentage was subsequently increased to 75%.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5—DEBT  (continued)

An origination fee equal to 5.0% of the $125.0 million commitment was paid in cash to the Lenders from the proceeds of the initial term loan. The Credit Facility provides for an Original Issue Discount of 2.0% of the initial face amount of the debt and is applicable to the initial term loan as well as the delayed draw A and B Term Loans, upon meeting the conditions for funding.

Concurrently with execution of the Credit Facility, one of the lenders that serves as the origination agent (the “Origination Agent”) agreed to provide general business and financial strategy, corporate structure, and long-term strategic planning services pursuant to a consulting agreement that required the Company to issue a warrant and to make annual cash payments of $2.0 million over the four-year term of the agreement. The Credit Facility provided for a pro rata reduction in the annual cash portion of the consulting fee when over 50% of the original principal balances have been repaid. The Company accounts for the fees payable under this arrangement as debt issuance costs since the value of the services is not determinable. The consulting agreement entered into with the Origination Agent also provided for the issuance of a warrant to purchase 11,075,027 shares of the Company’s Class A Common Stock, representing approximately 5.0% of the Company’s fully-diluted share capital, at an exercise price of $1.35 per share. In order to maintain the number of shares equivalent to 5.0% of the Company’s fully-diluted share capital, the number of shares issuable under the warrant shall increase if the Company subsequently completes equity offerings up to $20.0 million (subsequently reduced to $10.0 million due to issuance of Series C Preferred Stock discussed in Note 6). The fair value of the warrant at issuance was $8.8 million, which was accounted for as a debt issuance cost. As discussed in Note 7, due to a cash redemption feature the fair value of the warrant is being accounted for as a liability in the Company’s consolidated balance sheet, and is subject to periodic re-measurement to reflect changes in the fair value that are reflected as a component of non-operating income (expense).

The Credit Facility also requires certain payments to the Origination Agent upon the occurrence of a trigger event (“Trigger Event”), which is defined as the earliest of (i) the debt maturity date of June 2020, (ii) the first date on which all the obligations are repaid in full and the commitments of the Lenders are terminated, (iii) the acceleration of the obligations in the event of a default, (iv) initiation of any insolvency proceeding, foreclosure or deed in lieu of foreclosure, and (v) the termination of the Credit Facility for any reason. Upon a Trigger Event, the Company is required to pay (i) a commitment exit fee, (ii) a continuing origination agent service fee, (iii) a consulting exit fee of $14.0 million, and (iv) a foreign withholding tax fee of up to $2.0 million. The commitment exit fee is calculated using the annualized revenue for the most recent fiscal quarter in which a Trigger Event occurs, times a multiplier of 6.9% of annualized revenue up to $300.0 million, and lower percentages for annualized revenue in excess of $300.0 million. The settlement value of the commitment exit fee was $9.6 million at inception of the Credit Facility. The continuing origination agent service fee is also calculated using the annualized revenue for the most recent fiscal quarter in which a Trigger Event occurs, times a multiplier of 14.1% of annualized revenue up to $300.0 million, and lower percentages for annualized revenue in excess of $300.0 million. The continuing origination agent fee was estimated at $19.7 million at inception of the Credit Facility. At inception of the Credit Facility, the aggregate Trigger Event fees amounted to approximately $45.3 million. This amount is subject to change by the time the Company terminates the Credit Facility; as of December 31, 2016, the aggregate Trigger Event fees amounted to $55.3 million.

Debt issuance costs at inception of the Credit Facility include incremental direct costs incurred by the Company for professional fees and due diligence services of $2.9 million that were incurred to obtain the Credit Facility, including reimbursement of similar costs incurred by the Lenders. Debt issuance costs were accreted to interest expense using the effective interest method for the funded portion of the Credit Facility. Debt issuance costs allocated to unfunded portions of the Credit Facility are being amortized using the straight-line method over the contractual term of the Credit Facility. Amortization of debt issuance costs allocated to unfunded portions of the Credit Facility are included in debt financing fees in the accompanying consolidated statement of operations for the year ended December 31, 2016. The Company also incurred an annual loan service fee of $0.4 million and an annual agent fee of $0.1 million, which are being amortized to debt financing fees using the straight-line method over the annual period of the services. As of December 31, 2016, the aggregate unamortized balance of the loan service and agent fees was approximately $0.2 million, which is included in prepaid expenses and other in the accompanying consolidated balance sheet.

RIMINI STREET, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5—DEBT  (continued)

Borrowings under the Credit Facility are collateralized by substantially all assets of the Company, including certain cash depository accounts that are subject to control agreements with the Lenders. As of December 31, 2016, the restricted cash balance under the control agreements totaled $18.3 million. The Company is required to comply with various financial and operational covenants on a monthly or quarterly basis, including a leverage ratio, minimum liquidity, churn rate, asset coverage ratio, minimum gross margin, and certain budget compliance restrictions. Additionally, the covenants in the Credit Facility prohibit or limit the Company’s ability to incur additional debt, pay cash dividends, sell assets, merge or consolidate with another company, and other customary restrictions associated with debt arrangements.

At inception of the Credit Facility, the future proceeds from the delayed draw A and B Term Loans were structured to fund required payments to settle the judgment in the Oracle litigation and to accelerate the Company’s next phase of growth and product portfolio expansion. Under the Credit Facility, the Lenders’ obligation to fund the delayed draw A and B Term Loans was subject to certain conditions set forth in the Credit Facility. In October 2016, the Company determined that the amount of borrowings required to fully settle the Oracle litigation discussed in Note 9 exceeded the limitation set forth in the Credit Facility, and the Company had not delivered 2015 audited financial statements to the Lenders, both of which resulted in the existence of an event of default and prevented the Company from being able to gain access to the delayed draw A and B Term Loans.

Amendment to Credit Facility. In October 2016, the Company and the Lenders entered into an amendment to the Credit Facility (the “Second Amendment”), which provided for the following:

•	The Lenders agreed to modify certain conditions precedent to enable funding of the delayed draw A Term Loan for $65.0 million and the delayed draw B Term Loan for $12.5 million. An original issue discount equal to 2.0% of each loan was deducted from the proceeds for a total of $1.6 million. Such loans were required to be used solely for payments required under the Oracle litigation. Subject to additional conditions precedent and with the consent of the Origination Agent, the Company can borrow the remaining $17.5 million under the delayed draw B Term Loan. Due to an existing event of default as discussed below, the Company did not have the ability to borrow the $17.5 million as of December 31, 2016.
•	The Lenders provided a waiver of the existing events of default, and agreed to waive their right to charge Default Interest during the period that the event of default existed.
•	The Company was required to complete an equity offering of at least $10.0 million, which was effected through the issuance of newly authorized Series C Preferred Stock as discussed in Note 6.
•	During the seven-month period ending on May 28, 2017, the Company was required to complete additional equity issuances that result in aggregate net proceeds of at least $35.0 million, with 50% of such net proceeds utilized to repay outstanding borrowings to the Lenders. At the time of such payment the Company will be subject to a make-whole interest payment pursuant to the terms of the Credit Facility. As discussed in Note 12, the Lenders agreed to extend the date to complete equity issuances of at least $35.0 million from May 2017 until November 2018; if the Company fails to obtain such proceeds by November 2018, an event of default will exist.
•	Beginning in the second quarter of 2017, the requirement to make quarterly principal payments equal to 25% of the calculated Excess Cash Flow was increased to 75% of Excess Cash Flow. Additionally, all customer prepayments for service periods in excess of one year that are received after April 1, 2017, are required to be applied to reduce the outstanding principal balance.
•	The monthly collateral monitoring fee increased from 0.50% per annum to 2.50% per annum of the outstanding borrowings, including PIK borrowings.
•	The Company paid a $10.0 million fee to the Lenders for the Second Amendment and incurred professional fees and other incremental and direct costs of the Second Amendment of $1.5 million. These costs are being accounted for as additional debt issuance costs and were allocated proportionately to the funded and unfunded debt.

RIMINI STREET, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5—DEBT  (continued)

In addition to the execution of the Second Amendment, the Company and the Origination Agent entered into an amended consulting agreement, which eliminated the pro rata reduction in the annual cash portion of the consulting fee when over 50% of the principal balances have been repaid. The elimination of the pro rata reduction changed the contingent nature of the future consulting payments and, accordingly, the Company accrued the entire $6.0 million of remaining payments as a contractual debt liability and a corresponding debt discount as of the date of the Second Amendment. The Company evaluated the initial term loan and the unfunded delayed draw A and B Term loans separately and concluded that the Second Amendment should be accounted for as a modification rather than an extinguishment. Accordingly, the debt discount and issuance costs immediately before the Second Amendment, plus the additional amendment fee and third-party costs related to the Second Amendment, are included as part of the net carrying value of the funded debt and as long-term debt issuance costs for the unfunded debt. An existing preferred stockholder has a $10.0 million indirect interest in the amended Credit Facility.

During November and December of 2016 and the first four months of 2017, the Company had made expenditures that exceeded certain budgetary compliance covenants set forth in the Credit Facility and the Company failed to provide audited financial statements by April 30, 2017, which resulted in the existence of events of default under the Credit Facility. As discussed in Note 12, the Lenders amended the Credit Facility in May 2017 (the “Third Amendment”) and revised the metrics associated with the previously violated covenants whereby they are less restrictive for past and future compliance and extended the due date of the audited financial statements to August 31, 2017, which resulted in the elimination of these covenant violations.

Presented below is a summary of activity related to the funded debt, including allocated debt issuance costs, for the period from June 24, 2016 (inception of the loan) through December 31, 2016 (in thousands):

	June 24, 2016	PIK Accrual	Liability Adjustments	Principal		Funding Transfers(1)	Amendment Costs	December 31, 2016
				Borrowings	Payments
Contractual liabilities:
Principal balance	$30,000	$900	$—	$77,500	$(500)	$—	$—	$107,900
Mandatory trigger event exit fees	45,301	—	9,957	—	—	—	—	55,258
Mandatory consulting fees	—	—	6,000	—	—	—	—	6,000
Total contractual liability	$75,301	$900	$15,957	$77,500	$(500)	$—	$—	169,158
Debt discount and issuance costs:
Original issue discount	$600	$—	$—	$1,550	$—	$—	$—	$2,150
Origination fee	1,500	—	—	—	—	3,875	—	5,375
Amendment fee	—	—	—	—	—	—	8,600	8,600
Fair value of warrants	2,123	—	—	—	—	5,485	—	7,608
Consulting fees to lenders	480	—	6,000	—	—	1,240	—	7,720
Mandatory trigger event exit fees	45,301	—	9,957	—	—	—	—	55,258
Other issuance costs	697	—	—	—	—	1,799	1,327	3,823
Total discount and issuance costs	$50,701	$—	$15,957	$1,550	$—	$12,399	$9,927	90,534
Amortization expense, net(2)								(9,440)
Net discount								81,094
Net carrying value								$88,064
(1)	The proportionate debt issuance costs for periods prior to the funding date were transferred from the unfunded debt to the funded debt in October 2016 in connection with the Amendment.
(2)	Consists of $8.4 million of accretion related to funded debt, plus a $1.1 million transfer of amortization from the unfunded debt issuance costs in October 2016 in connection with the Amendment.

RIMINI STREET, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5—DEBT  (continued)

The Company accounts for debt issuance costs related to the unfunded portion of the Credit Facility as a long-term asset that is amortized to expense using the straight-line method over the four-year term of the Credit Facility. Presented below is a summary of activity related to debt issuance costs allocated to the unfunded debt for the period from June 24, 2016 (inception of the loan) through December 31, 2016 (in thousands):

	June 24, 2016	Funding Transfers(1)	Amendment Costs	December 31, 2016
Origination fee	$4,750	$(3,875)	$—	$875
Amendment fee	—	—	1,400	1,400
Fair value of warrants	6,724	(5,485)	—	1,239
Consulting fees to lenders	1,520	(1,240)	—	280
Other issuance costs	2,205	(1,799)	183	589
Total deferred debt issuance costs	$15,199	$(12,399)	$1,583	4,383
Amortization expense, net(2)				(433)
Deferred debt issuance costs, net				$3,950
(1)	The proportionate costs and accumulated amortization for the period prior to the funding date were transferred from the unfunded debt to the funded debt in October 2016 in connection with the Amendment.
(2)	Consists of amortization expense related to unfunded debt of $1.5 million for the period through October 2016, net of the transfer of $1.1 million of accumulated amortization upon funding of $77.5 million in connection with the Amendment in October 2016.

As of December 31, 2016, accretion of discount and debt issuance costs related to the funded portion of the Credit Facility is at an annual rate of 25.6%, resulting in an overall effective rate of 40.6% (excluding the impact of unused line fees, collateral monitoring fees, and amortization of debt issuance costs related to the unfunded portion of the Credit Facility). Based on the $169.2 million contractual liability outstanding under the Credit Facility, the scheduled future maturities as of December 31, 2016, are as follows (in thousands):

Year Ending December 31,	Principal		Trigger Event Fees	Consulting	Total
2017	$22,750	(1)	$—	$2,000	$24,750
2018	28,500		—	2,000	30,500
2019	30,000		—	2,000	32,000
2020	26,650		55,258	—	81,908
Total	$107,900		$55,258	$6,000	$169,158
(1)	Consists of aggregate monthly principal amortization as set forth in the Third Amendment to the Credit Facility discussed in Note 12.

The principal amortization set forth in the table above reflects accelerated payment amounts assuming the Company is unable to complete equity issuances for net proceeds of at least $35.0 million by the original deadline of May 28, 2017 (subsequently amended to November 30, 2018) as set forth in the Credit Facility. As of December 31, 2016, the current maturities of long-term debt amounted to $24.8 million as shown in the table above. The scheduled minimum principal payments shown above for the year ending December 31, 2017 exclude (i) the repayment of $14.1 million of principal in April 2017 in connection with the insurance settlement discussed in Note 12; (ii) principal payments based on the calculation of 75% of Excess Cash Flow generated for each of the calendar quarters ending in 2017, (iii) customer prepayments for service periods exceeding one year that are received after April 1, 2017, and that are required to be applied to reduce the outstanding principal balance, and (iv) additional principal payments that the Company may be required or elected in connection with the Merger Agreement discussed in Note 12. As discussed in Note 12, in May 2017 the Company made a principal payment of $6.5 million, including satisfaction of the 75% of Excess Cash Flow payment of $4.0 million for the first quarter of 2017. Principal payments

RIMINI STREET, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5—DEBT  (continued)

based on Excess Cash Flow are excluded from current maturities since they are contingent payments based on the generation of working capital in the future. However, changes in principal payments for 2017 that result from the Third Amendment to the Credit Facility are included as current maturities since the amendment was required to cure events of default that existed as of December 31, 2016.

The components of interest expense for the years ended December 31, 2014, 2015 and 2016 are presented below (in thousands):

	2014	2015	2016
Credit Facility:
Interest expense at 12.0%	$—	$—	$3,597
PIK interest at 3.0%	—	—	900
Accretion expense for funded debt	—	—	8,371
Interest on other borrowings	742	829	488
Total interest expense	$742	$829	$13,356

The components of fees associated with debt financings for the years ended December 31, 2014, 2015 and 2016 are presented below (in thousands):

	2014	2015	2016
Unused line fees	$—	$—	$4,095
Collateral monitoring fees	—	—	538
Amortization of debt issuance costs related to unfunded debt	—	—	1,501
Amortization of prepaid agent fees and other	—	—	237
Total debt financing fees	$—	$—	$6,371

Success Fee. If the Company requests that the Lenders assist in arranging future debt financings, a “success fee” equal to 4.0% of the total maximum commitment amount (whether or not drawn) will be payable to the Lenders. This arrangement will automatically terminate in June 2020, but the Company may elect for early termination at any time. To the extent that a qualified financing is completed within one year after the termination date, the Company will remain obligated to pay the success fee.

Embedded Derivatives

The Company’s Credit Facility includes features that were determined to be embedded derivatives requiring bifurcation and accounting as separate financial instruments. The Company determined that the mandatory prepayment and default interest due to non-credit-related events of default derivatives are classified within Level 3 of the fair value hierarchy. Based on the nature of these features, the embedded derivatives had a de minimis initial fair value at inception of the Credit Facility. Embedded derivatives are initially recorded at fair value and are subject to periodic re-measurement as of each balance sheet date.

The fair value of these embedded derivatives was estimated using the “with” and “without” method. Accordingly, the Credit Facility was first valued with the embedded derivatives (the “with” method) and subsequently valued without the embedded derivatives (the “without” method). The fair values of the embedded derivatives were estimated as the difference between these two methods. The fair values were determined using the income approach, specifically the yield method. Key Level 3 assumptions and estimates used in the valuation of the embedded derivatives as of December 31, 2016 include timing of projected principal payments, remaining term to maturity of approximately 3.5 years, probability of default of approximately 34% and a discount rate of 21%. The discount rate is comprised of a risk-free rate of 2% and a credit spread of 19% determined based on option-adjusted spreads from public companies with similar credit quality. The re-measurement of fair value for these embedded derivatives resulted in a liability of $5.4 million as of December 31, 2016, which was also recognized as a loss on embedded derivatives and redeemable warrants, net in the Company’s consolidated statements of operations.

RIMINI STREET, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5—DEBT  (continued)

Line of Credit

Until June 2016, the Company had a line of credit that provided for total borrowings of $15.0 million, with a $0.3 million sub-limit for the Company’s corporate credit card program. Borrowings under the line of credit provided for interest at the bank’s prime rate plus 0.75%. The interest rate was 4.25% as of December 31, 2015. The line of credit had a lockbox provision whereby customer payments were received in a lockbox controlled by the Lenders. In June 2016, the line of credit balance was paid in full and the related agreement was terminated.

NOTE 6—CAPITAL STRUCTURE

On October 31, 2016, the Company filed Amended and Restated Articles of Incorporation (“Restated Articles”) in connection with the designation and issuance of 56,441,036 shares of Series C Preferred Stock, that resulted in gross proceeds of $10.0 million. The Restated Articles also provide for the issuance of capital stock designated as “Class A Common Stock,” “Class B Common Stock,” “Common Stock” (collectively referred to as “Common Stock Securities”) and preferred stock designated as Series A, Series B and Series C (collectively referred to as “Preferred Stock”).

Common Stock

Voting Rights. The holders of Class A Common Stock, Class B Common Stock and Common Stock shall vote together as one class on all matters submitted to a vote of the stockholders. Each holder of Class B Common Stock is entitled to 15 votes for each share owned. Each holder of Class A Common Stock and Common Stock is entitled to one vote for each share owned. Additionally, as discussed below, each holder of convertible Preferred Stock is entitled to vote on an as converted basis.

Conversion. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of the holder at any time, or automatically into one share of Class A Common Stock at the earliest of:

•	Date specified by affirmative vote of the holders of at least two-thirds of the outstanding shares of Class B Common Stock, voting as a single class;
•	Transfer of such share, except permitted transfers as defined;
•	Immediate conversion upon the death or incapacity of the owner of Class B Common Stock; or
•	Conversion upon death or incapacity of both of the Company’s co-founders, and when there has been no designated proxy holder.

The shares of Class B Common Stock will convert automatically into Class A Common Stock on the date on which the number of outstanding shares of Class B Common Stock represents less than 10% of the aggregate combined number of outstanding shares of Class A Common Stock and Class B Common Stock. Following the conversion of all outstanding shares of Class B Common Stock into Class A Common Stock, the Class A Common Stock will then automatically convert into a single class designated as Common Stock. Upon conversion, no further shares of Class A Common Stock or Class B Common Stock will be issued. Upon issuance, the shares of Common Stock will have rights identical to Class A Common Stock.

Transfer of Shares. During 2014, a partnership owned 331,928 shares of the Company’s Class B Common Stock. During 2014, the partnership made a distribution of these shares to its partners. Pursuant to the Company’s articles of incorporation, the transferred shares converted into shares of Class A Common Stock.

RIMINI STREET, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6—CAPITAL STRUCTURE  (continued)

Preferred Stock

Summary. Presented below is a summary by series of the authorized, issued and outstanding shares, the net carrying values, and the liquidation preferences of Preferred Stock as of December 31, 2015 and 2016 (in thousands):

Series of Preferred Stock	Number of Shares(1)		Carrying Value(2)		Liquidation Preference(3)
	2015	2016	2015	2016	2015	2016
A	5,500	5,500	$493	$493	$550	$550
B	38,545	38,545	9,142	9,142	10,000	10,000
C	—	56,441	—	9,907	—	10,001
Total	44,045	100,486	$9,635	$19,542	$10,550	$20,551
(1)	Represents the number of shares by series that are authorized, issued and outstanding.
(2)	The carrying value for each series of Preferred Stock is net of incremental and direct professional fees and other costs incurred in connection with the original issuance.
(3)	In the event of a liquidation, sale, dissolution, change of control, or winding up of the Company, whether voluntary or involuntary, the holders of Preferred Stock are entitled to receive, prior and in preference to the holders of Common Stock Securities, any distribution of the assets of the Company in an amount equal to the sum of (i) the original issuance price of $0.1000 for Series A, $0.2594 for Series B, and $0.1772 for Series C Preferred Stock, and (ii) all declared but unpaid dividends on such share of Preferred Stock (collectively, the “Liquidation Preference”). In the event funds are insufficient to make a complete distribution to all holders of Preferred Stock, the remaining assets will be distributed with equal priority and pro rata among the holders of each series of Preferred Stock so that each holder receives the same percentage of the applicable preferential amount. After full payment of the Liquidation Preference has been made to the holders of Preferred Stock, the remaining assets will be distributed with equal priority and pro rata to the holders of Common Stock Securities based on the number of shares of Common Stock Securities held by each common stockholder.

Conversion, Ownership and Voting Rights. Each share of Preferred Stock is immediately convertible at the option of the holder into shares of Class A or Class B Common Stock. Presented below are the respective conversion prices applicable to each series of Preferred Stock, the number of shares of Class A or Class B Common Stock into which each series of Preferred Stock is convertible, and the respective ownership and voting percentages by series on an as converted basis as of December 31, 2016 (in thousands, except conversion prices and percentages):

		Conversion Rights				As Converted Basis
Series of Preferred Stock	Liquidation Preference	Conversion Price(1)	Number of Shares of Common Stock(2)			Ownership Percentage(3)	Voting Power(4)
			Class A	Class B	Total
A	$550	$0.1000	—	5,500	5,500	2.7%	3.7%
B	10,000	$0.2594	—	38,545	38,545	19.1%	25.9%
C	10,001	$0.1772	56,441	—	56,441	27.9%	2.5%
Total	$20,551		56,441	44,045	100,486	49.7%	32.1%
(1)	The conversion rates for each series of Preferred Stock are initially equal to the original issuance price per share, subject to future adjustment for the effect of any stock split, stock dividend, or similar event. The conversion rates are also subject to anti-dilution adjustments in the event the Company subsequently issues equity securities at an issuance price, or equity-derived securities at a conversion price, below the original issuance price per share of the Preferred Stock. The Series B holders agreed to forego their right to anti-dilution protection upon issuance of the Series C Preferred, although such rights remain in effect for any future issuances. Additionally, if the Company subsequently issues any equity or equity-derived securities, the holders of Series B and Series C Preferred Stock have the right to convert their shares to such securities at any time prior to the earlier of (i) completion of a qualified IPO (defined below), or (ii) October 28, 2018.

Conversion of the Preferred Stock is automatic upon (i) a firm commitment for an underwritten qualified public offering (“Qualified IPO”) of Class A Common Stock at a per share price that reflects an equity valuation for the Company of at least $300.0 million and with gross proceeds from the Qualified IPO of at least $60 million, or (ii) at the election of holders of a majority of the voting power of the outstanding shares of Preferred Stock, voting together as a single class on an as-converted to common stock basis. If the Company completes a Qualified IPO at a price reflecting an equity valuation that is less than $300.0 million, the conversion prices of the Series A and Series B Preferred Stock will be adjusted to an amount derived as if the equity valuation was $300.0 million. The Company has reserved 56,441,036 shares of its Class A Common Stock and 44,045,460 shares of its Class B Common Stock for issuance upon conversion of the Preferred Stock.

(2)	Computed by dividing the aggregate liquidation preference by the applicable conversion price applicable to each series of Preferred Stock.

RIMINI STREET, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6—CAPITAL STRUCTURE  (continued)

(3)	Represents the aggregate ownership percentage by series as of December 31, 2016, based on the number of shares of Common Stock Securities into which each series of Preferred Stock is convertible. The holders of the Series B and Series C Preferred Stock are under common control whereby their aggregate ownership is 47.0%.
(4)	Represents the aggregate voting power by series as of December 31, 2016, based on the number of shares of Common Stock Securities into which each series of Preferred Stock is convertible. Specifically, (i) the holders of Series A and Series B Preferred Stock are entitled to 15 votes for each share of Class B Common Stock into which their shares of Preferred Stock are convertible, and (ii) the holders of Series C Preferred Stock are entitled to one vote for each share of Class A Common Stock into which their shares of Preferred Stock are convertible. So long as at least 3,750,000 shares of Preferred Stock remain outstanding, the holders of the Series A and Series B Preferred Stock, voting as a single class, are entitled to elect one member to the Company’s board of directors. The holders of the Series B and Series C Preferred Stock are under common control whereby their aggregate voting power is 28.4%.

The holders of Series B and Series C Preferred Stock vote as a single class on an as-converted basis with respect to certain protective provisions, including approval for (i) a merger, acquisition or sale of substantially all assets of the Company, (ii) a voluntary liquidation or dissolution of the Company, (iii) the acquisition or disposal of another business or assets having a value in excess of $0.5 million, (iv) the ability to incur indebtedness in excess of $0.5 million unless the Board of Directors unanimously approves, and (v) the ability to declare or pay dividends on any class of the Company’s capital stock.

Redemption Events. A liquidation or winding up of the Company, a greater than 50% change in control, payment of aggregate dividends in excess of $20.0 million, or a sale of substantially all of its assets would constitute redemption events under the Restated Articles. Upon a redemption event, holders of Preferred Stock are entitled to demand cash settlement of the Liquidation Preference associated with their shares. The owners of Common Stock Securities can elect the majority of the Company’s Board of Directors, which is required to approve all events that might trigger a redemption event. Due to ownership and voting control by the current holders of Common Stock Securities, the ability to avoid events that could trigger redemption of Preferred Stock is solely within the control of the Company.

Beneficial Conversion Feature. At the date of issuance of the Series C Preferred Stock, the fair value of the Company’s Class A Common Stock exceeded the $0.1772 issuance price per share of the Series C Preferred Stock. The fair value of the shares of Class A Common Stock into which the shares of Series C Preferred Stock were immediately convertible had a fair value more than $10.0 million greater than the cash consideration received for the issuance of the Series C Preferred Stock, resulting in the recognition of a beneficial conversion feature that was equal to the aggregate Series C Preferred Stock issuance price of $10.0 million. Accordingly, deemed dividends of $10.0 million are reflected as an adjustment to the net loss attributable to the holders of Class A and Class B Common Stock for purposes of the calculation of earnings per share. Deemed dividends reflecting the beneficial conversion feature are treated as an increase in additional paid-in capital with a corresponding reduction in additional paid-in capital in the accompanying consolidated statement of stockholders’ deficit for the year ended December 31, 2016.

Dividends

The holders of Class A Common Stock, Class B Common Stock and Common Stock shall be treated equally on a per share basis with respect to dividends or distributions paid in cash by the Company. However, if dividends are declared in the form of shares, such distribution of shares shall be based on the class of Common Stock Securities owned at the date such dividend is declared.

The holders of Preferred Stock are entitled to dividends per share at the annual rate of 8.0% of the initial issuance price. The right to receive dividends is not cumulative. Accordingly, dividends are payable when, as, and if declared by the Board of Directors, and subject to the rights of the holders of other classes of capital stock. The Company is not permitted to pay dividends in cash related to Preferred Stock and Common Stock Securities pursuant to the terms of the Credit Facility discussed in Note 5. Notwithstanding current restrictions, dividends are only permitted to be declared and paid if the Company complies with certain financial metrics prescribed in the Restated Articles. If the Board of Directors declares dividends, two-thirds of such dividends are required to be allocated to the holders of Preferred Stock and one-third to the holders of Common Stock Securities. No dividends have been declared through December 31, 2016.

RIMINI STREET, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7—STOCK OPTIONS AND WARRANTS

Stock Options

In 2007, the Company established the 2007 Stock Plan (the “2007 Plan”), which cumulatively reserved up to 59,537,015 shares of Class B Common Stock, and governs the grant of stock options to employees and directors. The 2007 Plan was terminated in November 2013, however the terms of the 2007 Plan will continue to govern any outstanding awards thereunder.

In October 2013, the Company established the 2013 Equity Incentive Plan (the “2013 Plan”). Initially reserved under the 2013 Plan are up to 8,563,463 shares of Class A Common Stock. In addition, the board of directors and stockholders authorized the reservation of up to 46,996,297 shares of Class A Common Stock under the 2013 Plan to cover any outstanding options issued pursuant to the 2007 Plan, which may be forfeited or expire unexercised. As the 2007 Plan was terminated in November 2013, options that expired or were forfeited under the 2007 Plan thereafter will be available for re-grant under the 2013 Plan as options for Class A Common Stock.

The 2007 Plan and 2013 Plan (collectively referred to as the “Stock Plans”) provide for stock options to be granted to employees and directors at an exercise price not less than 100% of the fair value at the grant date as determined by the Board of Directors. The options granted generally have a maximum term of 10 years from grant date and are exercisable upon vesting. Option grants generally vest as to one-third of the shares subject to the award on each anniversary of the vesting commencement date, which may precede the grant date of such award. The Company had reserved shares of Class A Common Stock under the 2013 Plan for a total of 16,803,459 and 23,240,522 shares (before giving effect for options exercised under the 2013 Plan for 8,329 shares in 2016) as of December 31, 2015 and 2016, respectively. As of December 31, 2015 and 2016, options were outstanding under the 2013 Plan for 9,901,529 and 11,123,362 shares, respectively. As of December 31, 2016, stock options for 42,607,940 shares were outstanding under the 2007 Plan.

The following table sets forth the summary of stock option activity under the Company’s Stock Plans (shares in thousands):

	2014			2015			2016
	Shares	Price(1)	Term(2)	Shares	Price(1)	Term(2)	Shares	Price(1)	Term(2)
Outstanding, beginning of year	46,883	$0.27		49,183	$0.37		52,795	$0.44
Granted	5,563	1.20		4,942	1.21		2,386	1.39
Forfeited	(2,839)	0.38		(1,134)	0.78		(1,305)	1.21
Exercised	(424)	0.21		(196)	0.26		(145)	0.34
Outstanding, end of year(3)(4)	49,183	0.37	6.1	52,795	0.44	5.4	53,731	0.46	4.6
Vested, end of year(3)	38,010	0.23	5.4	43,493	0.29	4.7	47,491	0.36	4.1
(1)	Represents the weighted average exercise price.
(2)	Represents the weighted average remaining contractual term in years until the stock options expire.
(3)	As of December 31, 2014, 2015 and 2016, the aggregate intrinsic value of stock options outstanding was $37.3 million, $45.6 million and $28.7 million, respectively. As of December 31, 2014, 2015 and 2016, the aggregate intrinsic value of vested stock options was $33.7 million, $43.9 million and $28.7 million, respectively.
(4)	The number of outstanding stock options that are not expected to ultimately vest due to forfeiture is immaterial as of December 31, 2016.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7—STOCK OPTIONS AND WARRANTS  (continued)

The following table presents the stock option activity affecting the total number of shares available for grant under the 2013 Plan for the years ended December 31, 2014, 2015 and 2016 (in thousands):

	2014	2015	2016
Available, beginning of year	8,380	5,656	6,902
Granted	(5,563)	(4,942)	(2,386)
Cancellations under 2007 and 2013 Plans	2,839	1,134	1,305
Newly authorized by Board of Directors	—	5,054	6,288
Available, end of year	5,656	6,902	12,109

The fair value of each stock option grant under the Stock Plans was estimated on the date of grant using the BSM option-pricing model, with the following weighted-average assumptions for the years ended December 31, 2014, 2015 and 2016 (in thousands):

	2014	2015	2016
Expected life (in years)	6.0	6.0	6.0
Volatility	49%	40%	37%
Dividend yield	0%	0%	0%
Risk-free interest rate	1.8%	1.6%	1.4%
Fair value per common share	$1.20	$1.21	$1.39

The BSM model requires various highly subjective assumptions that represent management’s best estimates of the fair value of the Company’s common stock, volatility, risk-free interest rates, expected term, and dividend yield. Given the absence of an active market for the Company’s common stock, the Company utilized an independent valuation firm to determine its common stock value generally using the income approach and the market approach valuation methods. The valuation results are reviewed and approved by the Company’s board of directors. The forfeiture rate is based on an analysis of the Company’s actual historical experience.

The expected term represents the weighted-average period that options granted are expected to be outstanding giving consideration to vesting schedules. Since the Company does not have an extended history of actual exercises, the Company has estimated the expected term using a simplified method which calculates the expected term as the average of the time-to-vesting and the contractual life of the awards. The Company has never declared or paid cash dividends and does not plan to pay cash dividends in the foreseeable future; therefore, the Company used an expected dividend yield of zero. The risk-free interest rate is based on U.S. Treasury rates in effect during the expected term of the grant. The expected volatility is based on historical volatility of publicly-traded peer companies.

The intrinsic value of the vested employee options exercised during the years ended December 31, 2014, 2015, and 2016 was $0.4 million, $0.2 million and $0.2 million, respectively. The weighted-average grant date fair value per share of employee options during the years ended December 31, 2014, 2015 and 2016 was $0.57, $0.49 and $0.52, respectively.

Stock-based compensation expense for the years ended December 31, 2014, 2015 and 2016 is classified as follows (in thousands):

	2014	2015	2016
Cost of revenue	$375	$319	$286
Sales and marketing	573	698	764
General and administrative	1,132	1,255	1,247
Total	$2,080	$2,272	$2,297

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7—STOCK OPTIONS AND WARRANTS  (continued)

As of December 31, 2014, 2015 and 2016, total unrecognized compensation costs related to unvested stock options were $3.6 million, $3.3 million and $1.9 million, respectively. The remaining unrecognized costs are expected to be recognized on a straight-line basis over a weighted-average period of approximately 1.5 years.

Warrants

A summary of the terms of outstanding stock purchase warrants and the number of shares of Class A Common Stock issuable upon exercise is presented below as of December 31, 2015 and 2016 (in thousands, except per share amounts):

	Grant Date	Expiration Date	Exercise Price	Number of Shares
Description				2015		2016
Guarantee Warrants	October 2014	October 2019	$1.16	345	(1)	345	(1)
Redeemable Origination Agent Warrants:
Original Warrants	June 2016	June 2026(2)	$1.35	—		11,075	(3)
Anti-dilution Warrants	October 2016	October 2026(2)	$1.35	—		3,035	(3)
Total				345		14,455
(1)	In October 2014, the Company issued warrants to certain owners of Series B Preferred Stock, in exchange for a guarantee up to £550,000 to the United Kingdom government for support service agreements to be provided by the Company for approximately three years. As of December 31, 2016, all of the shares pursuant to the warrants are exercisable and no shares have been exercised since the original grant. Since a performance commitment date has not been established, the fair value of the warrants is adjusted periodically until the commitment date occurs. The aggregate fair value through December 31, 2016 amounts to $84,000, which was amortized as a component of sales and marketing expense over the guarantee period. Accordingly, the Company recognized expenses of approximately $8,000, $59,000 and $(7,000), respectively, for the years ended December 31, 2014, 2015 and 2016. The unamortized expense as of December 31, 2016 is approximately $24,000, which is expected to be amortized to sales and marketing expense during the year ending December 31, 2017.
(2)	The expiration date is the earlier to occur of the stated expiration date or the date when the Company experiences a change of control.
(3)	In order to maintain the number of shares equivalent to 5.0% of the Company’s fully-diluted share capital, the number of shares issuable under the original warrant increased in October 2016. The number of shares is subject to further increases if the Company completes additional equity offerings up to $10.0 million.

The Origination Agent warrants are redeemable for cash at the option of the holders at the earliest to occur of (i) termination of the Credit Facility discussed in Note 5, (ii) a change of control, or (ii) 30 days prior to the stated expiration date of the Origination Agent warrants. Since none of these events are probable of occurrence before January 1, 2018, the redemption value of the warrants is classified as a long-term liability in the accompanying consolidated balance sheet as of December 31, 2016. The redemption price is equal to the fair value of the Origination Agent warrants on the date that redemption is elected. Presented below is a summary of the accounting treatment for the original issuance of warrants to the Origination Agent, the subsequent adjustments due to anti-dilution features, and other changes in fair value for the year ended December 31, 2016 (in thousands except per share amounts):

Redeemable Origination Agent Warrants	Exercise Price	Number of Shares	Valuation of Warrants Issued(1)				Year-End Changes in Fair Value(1)		Liability December 31, 2016
			Original		Anti-dilution
Original Warrants	$1.35	11,075	$8,847	(2)	$—		$(3,142	)(4)	$5,705
Anti-dilution Warrants	$1.35	3,035	—		1,484	(3)	80	(4)	1,564
Total		14,110	$8,847		$1,484		$(3,062)		$7,269
(1)	The Redeemable warrants are classified within Level 3 of the fair value hierarchy. Valuation of the warrants was performed by an independent valuation specialist at the original issuance dates and as of December 31, 2016. The valuation methodology was performed through a hybrid model using Monte Carlo simulation, which considered possible future equity financing and liquidity scenarios, including an initial public offering, a sale of the business, and a liquidation of the Company. The valuation methodology for the redeemable warrants was performed through a hybrid model using Monte Carlo simulation, which considered possible future equity financing and liquidity scenarios, including an initial public offering, a sale of the business, and a liquidation of the Company. Key Level 3 assumptions inherent in the valuation methodology during 2016 include projected revenue multiples ranging from 1.7 to 2.0, volatility ranging from 44% to 65%, the risk-free interest rate ranging from 0.5% to 1.4%, a discount rate for lack of marketability ranging from 26% to 31%, and the overall discount rate of approximately 25%.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7—STOCK OPTIONS AND WARRANTS  (continued)

(2)	As discussed in Note 5, the original fair value of the warrants to purchase 11,075,027 shares of the Company’s Class A Common Stock was $8.8 million which is being accounted for as a debt issuance cost.
(3)	As discussed in Note 6, the issuance of 56,441,036 shares of Series C Preferred Stock for $0.1772 per share increased the Company’s fully diluted share capital. Accordingly, an additional warrant was issued to the Origination Agent for 3,035,232 shares of the Company’s Class A Common Stock with an estimated fair value of $1.5 million, which is included in the loss on embedded derivatives and redeemable warrants, net in the accompanying consolidated statement of operations for the year ended December 31, 2016.
(4)	The adjustment to fair value of both warrants from the respective issuance dates through December 31, 2016 was a gain of $3.1 million, which is included in the loss on embedded derivatives and redeemable warrants, net for the year ended December 31, 2016.

NOTE 8—INCOME TAXES

For the years ended December 31, 2014, 2015 and 2016, income (loss) before income tax expense is as follows (in thousands):

	2014	2015	2016
Domestic	$(127,909)	$(46,683)	$(14,644)
International	1,062	2,865	3,239
	$(126,847)	$(43,818)	$(11,405)

For the years ended December 31, 2014, 2015 and 2016, the reconciliation between the actual income tax expense and the income tax benefit computed by applying the statutory U.S. federal income tax rate to the pre-tax loss before income taxes is as follows (in thousands):

	2014	2015	2016
Income tax benefit at statutory U.S. federal rate	$42,940	$14,898	$3,877
Income tax benefit attributable to U.S. states, net	4,673	1,502	380
Permanent differences:
Non-deductible expenses	(161)	(225)	(301)
Stock-based compensation	(302)	(284)	(299)
Royalty from Brazil	(108)	(94)	(169)
Other	(3)	(16)	(87)
Foreign rate differential and foreign tax credits	(319)	(328)	(211)
Other	743	(1,446)	1,421
Change in valuation allowance	(48,444)	(15,458)	(6,143)
Total income tax expense	$(981)	$(1,451)	$(1,532)

For the years ended December 31, 2014, 2015 and 2016, income tax benefit (expense) consisted of the following (in thousands):

	2014	2015	2016
Current:
Federal	$—	$—	$—
State	(38)	(62)	(98)
Foreign	(925)	(1,444)	(1,954)
Total current income tax expense	(963)	(1,506)	(2,052)
Deferred:
Federal	—	—	—
State	—	—	—
Foreign	(18)	55	520
Total deferred income tax benefit (expense)	(18)	55	520
Total income tax expense	$(981)	$(1,451)	$(1,532)

RIMINI STREET, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8—INCOME TAXES  (continued)

As of December 31, 2015 and 2016, the tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are as follows (in thousands):

	2015	2016
Deferred income tax assets:
Accounts receivable, net	$43	$13
Property and equipment, net	114	18
Capitalized software and intangibles	37	16
Accounts payable and accrued expenses	7,415	6,776
Accrued litigation settlement	45,480	—
Deferred revenue	5,263	6,030
Deferred rent and other	402	620
Redeemable warrant and embedded derivative liabilities	—	4,796
Foreign deferreds	84	1,706
Stock-based compensation	1,213	1,793
Capital loss carryforwards	2,029	2,051
Tax credit carryforwards	296	418
Net operating loss carryforwards	22,466	73,027
Gross deferred income tax assets	84,842	97,264
Valuation allowance for deferred income tax assets	(84,758)	(90,902)
Net deferred income tax assets	84	6,362
Deferred income tax liabilities:
Debt financing interest and fees	—	(5,759)
Deferred income tax liability - foreign	(9)	(8)
Net deferred tax assets	$75	$595

Net deferred tax assets are included in long-term assets in the accompanying consolidated balance sheets. For the years ended December 31, 2015 and 2016 the net change in the valuation allowance was $15.5 million and $6.1 million, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Because of the Company’s lack of domestic earnings history, the domestic net deferred tax assets have been fully offset by a valuation allowance. The foreign deferred tax assets are expected to be realized in the future.

At December 31, 2016, the Company has federal net operating tax loss carryforwards of approximately $193.4 million that begin to expire in 2026. At December 31, 2016, the Company has federal foreign tax credits carryforwards of $0.4 million expiring beginning in 2021. Additionally, the Company has varying amounts of net operating loss carryforwards in the U.S. states in which it does business.

Federal and state laws impose substantial restrictions on the utilization of net operating loss and tax credit carryforwards in the event of an ownership change for tax purposes, as defined in Section 382 of the Internal Revenue Code. Depending on the significance of past and future ownership changes, the Company’s ability to realize the potential future benefit of tax losses and tax credits that existed at the time of the ownership change may be significantly reduced. The Company has not yet performed a Section 382 study to determine the amount of reduction, if any.

The Company has made no provision for U.S. income taxes on undistributed earnings of its foreign subsidiaries because it is the Company’s intention to permanently reinvest these earnings outside the U.S. If such earnings were

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8—INCOME TAXES  (continued)

distributed, the Company may be subject to additional U.S. tax expense. As of December 31, 2016, the cumulative amount of earnings upon which U.S. income taxes had not been provided was approximately $7.0 million. The unrecognized deferred tax liability for these earnings was approximately $0.5 million.

The Company files income tax returns in the U.S. federal jurisdictions, State of California and various other state and foreign jurisdictions. The Company’s federal and state tax years for 2006 and forward are subject to examination by taxing authorities, due to unutilized net operating losses. All foreign jurisdictions tax years are also subject to examination. The Company does not have any unrecognized tax benefits to date.

NOTE 9—COMMITMENTS AND CONTINGENCIES

Operating leases

The Company leases its office facilities under non-cancellable operating lease agreements that expire from March 2017 to January 2023. The Company recognizes rent expense on a straight-line basis over the lease period. Rent expense for the years ended December 31, 2014, 2015 and 2016 was $2.2 million, $3.1 million and $4.2 million, respectively.

Future minimum lease payments under the non-cancellable operating lease agreements are as follows (in thousands):

Year Ending December 31,
2017	$4,198
2018	3,899
2019	3,350
2020	3,001
2021	2,883
Thereafter	2,075
Total	$19,406

Capital leases

The Company has entered into various capital lease agreements for certain computer equipment. The lease terms are 36 months with annual interest rates of 4% to 12%. As of December 31, 2016, the future annual minimum lease payments under capital lease obligations are as follows (in thousands):

Year ending December 31,
2017	$893
2018	460
2019	87
Total minimum lease payments	1,440
Less amounts representing interest	125
Present value of minimum lease payments	1,315
Less current portion, included in accrued expenses	802
Long term obligation, included in other long-term liabilities	$513

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9—COMMITMENTS AND CONTINGENCIES  (continued)

As of December 31, 2015 and 2016, the carrying values of leased equipment (included as a component of property and equipment) in the consolidated balance sheets, are as follows (in thousands):

	2015	2016
Leased computer equipment	$1,479	$2,487
Less accumulated depreciation	(379)	(946)
Net	$1,100	$1,541

Retirement Plan

The Company has a qualified 401(k) plan for all eligible U.S. employees. Employees may contribute up to the statutory maximum, which is set by law each year. The plan also provides for discretionary employer contributions in an amount equal to 100% of each employee’s contribution, not to exceed 4% of eligible compensation. The Company’s matching contribution to the plan totaled $0.7 million, $1.1 million and $1.4 million for the years ended December 31, 2014, 2015 and 2016, respectively.

Litigation

Oracle Litigation. In January 2010, certain subsidiaries of Oracle Corporation (together with its subsidiaries individually and collectively, “Oracle”) filed a lawsuit, Oracle USA, Inc. et al. v. Rimini Street, Inc. et al. (United States District Court for the District of Nevada) (“Rimini I”), against the Company and its Chief Executive Officer, Seth Ravin, alleging that certain of the Company’s processes violated Oracle’s license agreements with its customers and that the Company committed acts of copyright infringement and violated other federal and state laws. The litigation involved the Company’s business processes and the manner in which the Company provided its services to its clients. To provide software support and maintenance services, the Company requests access to a separate environment for developing and testing the updates to the software programs. Prior to July 2014, PeopleSoft, J.D. Edwards and Siebel clients switching from Oracle to the Company’s enterprise software support systems were given a choice of two models for hosting the development and testing environment for their software: the environment could be hosted on the client’s servers or on the Company’s servers. In addition to other allegations, Oracle challenged the Rimini Street-hosted model for certain Oracle license agreements with its customers that contained site-based restrictions. Oracle alleged that its license agreements with its customers restrict licensees’ rights to provide third parties with copies of Oracle software and restrict where a licensee physically may install the software. Oracle alleged that, in the course of providing services, the Company violated such license agreements and illegally downloaded software and support materials without authorization. Oracle further alleged that the Company impaired its computer systems in the course of downloading materials for the Company’s clients. Oracle filed amended complaints (together, the “amended complaint”) in April 2010 and June 2011. Specifically, Oracle’s amended complaint asserted the following causes of action: copyright infringement; violations of the Federal Computer Fraud and Abuse Act; violations of the Computer Data Access and Fraud Act; violations of Nevada Revised Statute 205.4765; breach of contract; inducing breach of contract; intentional interference with prospective economic advantage; unfair competition; trespass to chattels; unjust enrichment/restitution; unfair practices; and a demand for an accounting. Oracle’s amended complaint sought the entry of a preliminary and permanent injunction prohibiting the Company from copying, distributing, using, or creating derivative works based on Oracle Software and Support Materials except as allowed by express license from Oracle; as from using any software tool to access Oracle Software and Support Materials; and from engaging in other actions alleged to infringe Oracle’s copyrights or were related to its other causes of action. The parties conducted extensive fact and expert discovery from 2010 through mid-2012.

In March and September 2012, Oracle filed two motions seeking partial summary judgment as to, among other things, its claim of infringement of certain copyrighted works owned by Oracle. In February 2014, the court issued a ruling on Oracle’s March 2012 motion for partial summary judgment (i) granting summary judgment on Oracle’s claim of copyright infringement as it related to two of the Company’s PeopleSoft clients and (ii) denying summary judgment on Oracle’s claim with respect to one of the Company’s J.D. Edwards clients and one of the Company’s

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9—COMMITMENTS AND CONTINGENCIES  (continued)

Siebel clients. The parties stipulated that the licenses among clients were substantially similar. In August 2014, the court issued a ruling on Oracle’s September 2012 motion for partial summary judgment (i) granting summary judgment of Oracle’s claim of copyright infringement as it relates to Oracle Database and (ii) dismissing the Company’s first counterclaim for defamation, business disparagement and trade libel and the Company’s third counterclaim for unfair competition. The Company believes it is in compliance with the court’s decisions not later than July 2014 when it revised its business practices to eliminate the processes determined to be infringing.

A jury trial in Rimini I commenced in September 2015. On October 13, 2015, the jury returned a verdict against the Company that (i) the Company was liable for innocent copyright infringement, (ii) the Company and Mr. Ravin were each liable for violating certain state computer access statutes and (iii) neither we nor Mr. Ravin were liable for inducing breach of contract or intentional interference with prospective economic advantage. The jury determined that the copyright infringement did not cause Oracle to suffer lost profits, that the copyright infringement was not willful, and did not award punitive damages. Following post-trial motions, Oracle was awarded a final judgment of $124.4 million, consisting of copyright infringement damages based on the fair market value license damages theory, damages for violation of certain state computer access statutes, prejudgment interest and attorneys’ fees and costs. In addition, the court entered a permanent injunction prohibiting the Company from using certain processes − including processes adjudicated as infringing at trial − that the Company ceased using no later than July 2014. The Company paid the full judgment amount of $124.4 million to Oracle on October 31, 2016 and has appealed the case to the United States Court of Appeals for the Ninth Circuit (“Court of Appeals”) to appeal each of the above items in the final judgment as well as the injunction. With regard to the injunction entered by the court, the Company has argued on appeal that the injunction is vague and contains overly broad language that could be read to cover some of the Company’s current business practices that were not adjudicated to be infringing at trial and should not have been issued under applicable law. On December 6, 2016, the Court of Appeals granted the Company’s emergency motion for a stay of the permanent injunction pending resolution of the underlying appeal and agreed to consider the appeal on an expedited basis. Oral argument before the Court of Appeals is scheduled for July 13, 2017. The Company expects a decision from the Court of Appeals on its appeal by early 2018, although a decision could be announced sooner or later.

The Company accounted for the $124.4 million award to Oracle by recording accrued legal settlement expense of (i) $100.0 million for the year ended December 31, 2014, (ii) $21.4 million for the year ended December 31, 2015, and (iii) pre-judgment interest of $3.0 million for the period from January l, 2016 through October 31, 2016. Prior to issuance of the 2014 financial statements, the Company made an offer to Oracle for $100.0 million to settle the litigation and recorded the $100.0 million as a liability as of December 31, 2014 because it was considered probable that a contingent liability had been incurred for the amount of the offer. As a result, the Company accrued a legal settlement expense of $100.0 million as of December 31, 2014 as stated above. On October 31, 2016, the Company paid the full judgement amount of $124.4 million to Oracle.

The Company had insurance coverage in place for reasonable defense costs related to the Oracle litigation. In October 2016, the Company received insurance indemnity payments for the judgment totaling $41.7 million as settlement from its insurers without any admission by the insurers of liability. Since the insurance indemnity settlement represents a gain contingency, it has been recorded as a reduction in litigation settlement expense for the year ended December 31, 2016. As of the issuance date of the consolidated financial statements for the year ended December 31, 2016, the Circuit Court had not ruled on the Company’s appeal. An award, if any, that is paid to the Company as a result of the appeal net of any insurance reimbursement will be reflected as a reduction of litigation settlement expense in the period received, since the appeal is also being accounted for as a gain contingency.

In October 2014, the Company filed a separate lawsuit, Rimini Street Inc. v. Oracle Int’l Corp. (United States District Court for the District of Nevada) (“Rimini II”), against Oracle seeking declaratory judgment that the Company’s revised development processes, in use since at least July 2014, do not infringe certain Oracle copyrights. In February 2015, Oracle filed a counterclaim alleging copyright infringement, which included (i) the same allegations asserted in Rimini I but limited to new or existing clients for whom the Company provided support from the conclusion of Rimini I discovery in December 2011 until the revised support processes were fully implemented by July 2014, and (ii) new allegations that the Company’s revised support processes also infringe Oracle copyrights.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9—COMMITMENTS AND CONTINGENCIES  (continued)

Oracle’s counterclaim also included allegations of violation of the Lanham Act, intentional interference with prospective economic advantage, breach of contract and inducing breach of contract, unfair competition, and unjust enrichment/restitution. It also sought an accounting. On February 28, 2016, Oracle filed amended counterclaims adding allegations of violation of the Digital Millennium Copyright Act. On December 19, 2016, the Company filed an amended complaint against Oracle asking for a declaratory judgment of non-infringement of copyright and alleging intentional interference with contract, intentional interference with prospective economic advantage, violation of the Nevada Deceptive Trade Practices Act, violation of the Lanham Act, and violation of California Business & Professions Code §17200 et seq. On January 17, 2017, Oracle filed a motion to dismiss the Company’s amended claims and filed its third amended counterclaims, adding three new claims for a declaratory judgment of no intentional interference with contractual relations, no intentional interference with prospective economic advantage, and no violation of California Business & Professions Code §17200 et seq. On February 14, 2017, the Company filed its answer and motion to dismiss Oracle’s third amended counterclaim, which has been fully briefed and is pending consideration by the court. On March 7, 2017, Oracle filed a motion to strike the Company’s copyright misuse affirmative defense which is briefed and pending consideration by the court. By stipulation of the parties, the court granted the Company’s motion to file its third amended complaint to add claims arising from Oracle’s purported revocation of access by the Company to its support websites on behalf of the Company’s clients, which was filed and served on May 2, 2017. By agreement of the parties, Oracle filed its motion to dismiss the Company’s third amended complaint on May 30, 2017, and the Company’s opposition is due on June 27, 2017, and any reply by Oracle is due on July 11, 2017.

Discovery with respect to the above action is expected to continue through at least July 2018. There is currently no trial date scheduled and the Company does not expect a trial to occur in this matter earlier than 2020, but the trial could occur earlier or later than that. Given that discovery is ongoing, the Company does not have sufficient information regarding possible damages exposure for the counterclaims asserted by Oracle or possible recovery by the Company in connection with its claims against Oracle. Both parties are seeking injunctive relief in addition to monetary damages in this matter. As a result, an estimate of the range of loss cannot be determined. The Company believes that an award for damages is not probable, so no accrual has been made as of December 31, 2016.

Other Litigation. In addition, from time to time, the Company may be a party to litigation and subject to claims incident to the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, the Company currently believes that the final outcome of these ordinary course matters will not have a material adverse effect on its business. Regardless of the outcome, litigation can have an adverse impact on the Company because of judgment, defense and settlement costs, diversion of management resources and other factors.

Guarantees

The Company enters into agreements with customers that contain provisions related to liquidated damages that would be triggered in the event that the Company is no longer able to provide services to these customers. The maximum cash payments related to these liquidated damages is approximately $15.3 million and $11.3 million as of December 31, 2015 and 2016, respectively. To date, the Company has not incurred any material costs as a result of such provisions and have not accrued any liabilities related to such provisions in the consolidated financial statements.

NOTE 10—RELATED PARTY TRANSACTIONS

For the years ended December 31, 2015 and 2016, the Company paid $301,000 and $28,000, respectively to The Living Pages, Inc. for the provision of certain consulting, advertising and marketing services, where the Company’s Chief Executive Officer is a member of the board of directors and minority shareholder.

For the year ended December 31, 2015, the Company paid $180,000 to a minority stockholder of the Company, for certain consulting services. This arrangement terminated in August 2015 when the minority stockholder was hired to serve as the Company’s interim Chief Financial Officer. This individual resigned as an officer and employee of the Company in December 2016.

As discussed in Note 6, in October 2016, the Company issued 56,441,036 shares of Series C Preferred Stock in exchange for a cash contribution of $10.0 million. The purchasers of the Series C Preferred Stock are under

RIMINI STREET, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10—RELATED PARTY TRANSACTIONS  (continued)

common control with the stockholders that own 38,545,560 shares of Series B Preferred Stock. On an as converted basis, the affiliates that own the Company’s Series B and Series C Preferred Stock have an ownership percentage of 47.0% and have voting power of 28.4%. Additionally, this preferred stockholder has a $10.0 million indirect interest in the amended Credit Facility discussed in Note 5, and provided a guarantee in exchange for warrants as discussed in Note 7.

NOTE 11—EARNINGS PER SHARE

The Company computes earnings per share (“EPS”) of Class A and Class B common stock using the two-class method required for participating securities. Basic and diluted EPS was the same for each period presented as the inclusion of all potential Class A and Class B common shares outstanding would have been anti-dilutive. Basic and diluted EPS are the same for each class of common stock because they are entitled to the same liquidation and dividend rights. The following table sets forth the computation of basic and diluted loss per Class A and Class B common share (in thousands, except per share amounts):

	2014			2015			2016
	Class A	Class B	Total	Class A	Class B	Total	Class A	Class B	Total
Numerator- net loss attributable to common shareholders	$(192)	$(127,636)	$(127,828)	$(148)	$(45,121)	$(45,269)	$(76)	$(22,861)	$(22,937)
Denominator- weighted average number of common shares outstanding	151	100,779	100,930	332	100,842	101,174	335	101,006	101,341
Basic and diluted net loss per common share	$(1.27)	$(1.27)	$(1.27)	$(0.45)	$(0.45)	$(0.45)	$(0.23)	$(0.23)	$(0.23)

For the years ended December 31, 2014, 2015 and 2016, the following potential common stock equivalents were excluded from the computation of diluted earnings per share since the impact of inclusion was anti-dilutive (in thousands):

	2014	2015	2016
Convertible preferred stock	44,045	44,045	100,486
Options	49,183	52,795	53,731
Warrants	345	345	14,455
Total	93,573	97,185	168,672

NOTE 12—SUBSEQUENT EVENTS

Settlement Agreement

In March 2017, the Company entered into a Settlement Agreement, Release and Policy Buyback Agreement (“Settlement Agreement”) with an insurance company that previously provided coverage for the defense costs related to the Rimini II litigation discussed in Note 9. The Settlement Agreement provided for aggregate payments to the Company of $24.0 million and resulted in the termination of coverage under the insurance policies. During 2016 and 2017, the insurance company reimbursed $4.7 million of defense costs, and pursuant to the settlement agreed to make an additional payment to the Company of $19.3 million that was received in April 2017. After payment of $0.6 million of settlement expenses, the remaining $18.7 million was used to make a mandatory $14.1 million principal payment and a $4.6 million make-whole interest payment due to the Lenders pursuant to the terms of the Credit Facility discussed in Note 5.

The Settlement Agreement provides that the Company received proceeds of $19.3 million in advance of incurring legal defense costs related to Rimini II. The Settlement Agreement is expected to be accounted for by recognizing a receivable and deferred liability for the proceeds of $19.3 million at the date the Settlement Agreement was executed. This deferred liability will be reduced as legal expenses are incurred in the future.

RIMINI STREET, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12—SUBSEQUENT EVENTS  (continued)

Amendments to the Credit Facility

In May 2017, the Company and the Lenders entered into the Third Amendment to the Credit Facility discussed in Note 5, which includes the following provisions:

•	The deadlines to deliver audited financial statements and to consummate equity issuances resulting in net proceeds of at least $35.0 million were both extended until August 31, 2017. Fifty percent of the net cash proceeds received are required to be applied as a mandatory prepayment as defined in the Credit Facility. Assuming the minimum net proceeds of $35.0 million, a principal payment of $13.7 million and a make-whole interest payment of $3.8 million would be required. The make-whole interest payment will be charged to interest expense in the period of the related principal payment.
•	The Company agreed to make a principal payment of $6.5 million, including satisfying the 75% of Excess Cash Flow payment of $4.0 million for the first quarter of 2017 and an additional principal payment of $2.5 million. These amounts were paid in May 2017.
•	Contractual principal amortization payments for April and May 2017 were increased by an aggregate of $2.5 million, with one-half paid in May 2017 and the other one-half paid in June 2017.
•	The Lenders amended the terms of the Credit Facility which eliminated non-compliance with certain budgetary covenants prior to the effective date of the Third Amendment, and Certain budgetary compliance covenants were amended to be generally less restrictive after the effective date of the Third Amendment. Additionally, the Lenders did not charge Default Interest during the period that the events of default existed.

In May 2017, the Company and the Lenders entered into a Fourth Amendment to the Credit Facility, whereby the covenants related to costs that may be incurred for an initial public offering were revised. In June 2017, the Company and the Lenders entered into a fifth amendment (the “Fifth Amendment”) to the Credit Facility whereby the deadline was extended from August 31, 2017 until November 30, 2018 to consummate equity issuances for a minimum of $35.0 million, as discussed above. Additionally, certain financial covenants were revised. In connection with the Fifth Amendment, the Company incurred an amendment fee equal to 1.0% of the $125.0 million commitment under the Credit Facility, and agreed to pay certain “target date” fees if (i) the filing date for the Form S-4 registration statement discussed below occurs after June 30, 2017, and (ii) the consummation of the merger discussed below occurs after August 31, 2017. If these target dates are not achieved, additional fees of 1.0% of the $125.0 million commitment will be required as of the designated target date and will continue to be incurred for each subsequent calendar month that the delays continue. The amendment fee is payable in cash upon the earlier of receipt of the equity issuance proceeds discussed above or March 31, 2018. The target date fees are payable in cash upon the earlier of (i) receipt of the equity issuance proceeds discussed above, (ii) the maturity date, and (iii) the termination date of the Credit Facility.

Merger Agreement

On May 16, 2017, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with GP Investments Acquisition Corp. (“GPIA”), a publicly-held special purpose acquisition company (“SPAC”) incorporated in the Cayman Islands and formed for the purpose of effecting a business combination with one or more businesses. The Merger Agreement provides that a wholly owned subsidiary of GPIA will merge with and into the Company, after which the Company will merge with and into GPIA, with GPIA as the surviving corporation of the merger. In connection with the merger, GPIA will domesticate as a Delaware corporation, and will change its name to “Rimini Street, Inc.”. Key terms of the Merger Agreement include, but are not limited to, the following:

•	The aggregate purchase price for the Company is $775.0 million, which amount will be reduced by, among other things, the aggregate amount of certain debt obligations of the Company as set forth in the Merger Agreement. The Merger Consideration is expected to be settled by issuing shares of GPIA common stock based on a per share issue price of $10.00 per share and an exchange ratio of approximately four shares of the Company’s Capital Stock on an as converted basis for each share of GPIA (the “Exchange Ratio”).

RIMINI STREET, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12—SUBSEQUENT EVENTS  (continued)

•	In order to obtain the Lender’s consent to the Merger Agreement, a minimum of $30.0 million of net proceeds from GPIA, along with $5.0 million of the Company’s cash is required to be utilized to pay down the Credit Facility at the closing of the transaction. The required payment will consist of principal of approximately $27.7 million and a required make-whole interest payment for approximately $7.3 million.
•	Each issued and outstanding share of the Company’s Class A and Class B Common Stock, and each issued and outstanding share of each series of Preferred Stock on an as-converted basis (collectively, “Capital Stock”), will automatically be cancelled and converted into the right to receive the applicable portion of the Merger Consideration in accordance with the Merger Agreement.
•	Outstanding options to purchase shares of the Company’s Capital Stock granted under the Company’s 2007 Plan and 2013 Plan will be converted into stock options for ordinary shares of GPIA upon the same terms and conditions as are in effect with respect to such options immediately prior to the merger, after giving effect to the Exchange Ratio.
•	Subject to consummation of the Merger Agreement, the Origination Agent warrants discussed in Notes 5 and 7 were modified to provide for the issuance of an additional 260,000 warrants exercisable at $1.35 per share, resulting in an aggregate of 14.4 million warrants exercisable by the Origination Agent. The Origination Agent agreed that upon consummation of the Merger Agreement such warrants will be converted into warrants for shares of GPIA, with the number of shares and exercise price adjusted for the Exchange Ratio. Additionally, further adjustments pursuant to the anti-dilution provisions discussed in Note 5 and the cash redemption feature discussed in Note 7 will be eliminated.
•	The Merger Agreement is subject to effectiveness of a registration statement on Form S-4 registering the shares of common stock to be issued to the Company’s stockholders, whereby approvals by the shareholders of the Company and GPIA are required. As discussed above, GPIA’s shareholders have the opportunity to redeem their ordinary shares for cash, and the Company’s stockholders have the right to demand appraisal rights.
•	Certain of the Company’s stockholders have entered into transaction support and voting agreements with GPIA, pursuant to which, among other things, such stockholders have agreed to vote their shares of Capital Stock in favor of adoption of the Merger Agreement. Additionally, certain of the Company’s stockholders have agreed to certain restrictions regarding the future transfer of the ordinary shares of GPIA to be received in connection with the Merger Agreement.
•	If the Merger Agreement is approved, the Company will have the right to appoint seven of the nine members of the Board of Directors, and the current shareholders of the Company are expected to own at least 75% of the outstanding shares of GPIA. Accordingly, the Company expects this merger will be accounted for as a reverse recapitalization, whereby the Company will be the acquirer for accounting and financial reporting purposes and GPIA will be the legal acquirer. Under a reverse recapitalization, the shares of GPIA remaining after redemptions, and the unrestricted net cash and cash equivalents on the date the merger is consummated will be accounted for as a capital infusion received by the Company. All of the transaction costs incurred by the Company related to the merger will be charged to additional paid-in capital upon consummation of the merger.

In certain circumstances, including if the Merger Agreement has not been consummated by August 31, 2017 (subject to extension until November 17, 2017), either party may elect to terminate the Merger Agreement.

Stock Options

On June 29, 2017, the Company granted stock options for approximately 6.6 million shares of Class A Common Stock with an exercise price of $1.80 per share to employees and members of the Company’s Board of Directors under the 2013 Equity Incentive Plan.

ANNEXES

Annex A:	Agreement and Plan of Merger, dated as of May 16, 2017, by and among GP Investments Acquisition Corp., Let’s Go Acquisition Corp., Rimini Street, Inc., and the initial Holder Representative

Annex B:
Amendment No. 1 dated June 30, 2017, to the Agreement and Plan of Merger, dated as of May 16, 2017, by and among GP Investments Acquisition Corp., Let’s Go Acquisition Corp., Rimini Street, Inc., and the initial Holder Representative

Annex C:	Amended and Restated Memorandum and Articles of Association of GP Investments Acquisition Corp., a Cayman Islands exempted company

Annex D:
Form of Certificate of Incorporation of GP Investments Acquisition Corp., a Delaware corporation (to be effective upon the domestication), such corporation to be renamed Rimini Street, Inc. immediately after consummation of the second merger

Annex E:
Form of Bylaws of GP Investments Acquisition Corp., a Delaware corporation (to be effective upon the domestication), such corporation to be renamed Rimini Street, Inc. immediately after consummation of the second merger

Annex F:	Form of Certificate of Domestication of GP Investments Acquisition Corp. to be filed with the Secretary of State of the State of Delaware (to be effective upon the domestication)

Annex G:	Form of Proxy Card for GP Investments Acquisition Corp. Extraordinary General Meeting of Shareholders (Pre-domestication)

Annex H:	Form of Proxy Card for Rimini Street, Inc. Special Meeting of Shareholders (Pre-domestication)

Annex I:	Rights of Dissenting Stockholder

Annex J:	Form of Notice of Stockholder’s Intent to Demand Payment

Annex K:	Form of Audit Committee Charter

Annex L:	Form of Compensation Committee Charter

Annex M:	Form of Nominating and Corporate Governance Committee Charter

ANNEX A

AGREEMENT AND PLAN OF MERGER

by and among

GP INVESTMENTS ACQUISITION CORP.,

LET’S GO ACQUISITION CORP.,

RIMINI STREET, INC.,

and

solely in his capacity as the initial
Holder Representative hereunder,

THE HOLDER REPRESENTATIVE NAMED HEREIN,

dated as of May 16, 2017

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Page
Article VII

COVENANTS OF ACQUIROR

Section 7.1	HSR Act and Foreign Antitrust Approvals	A-A-39
Section 7.2	D&O Indemnification and Insurance	A-A-40
Section 7.3	Adoption of Option Plan and Employee Stock Purchase Plan	A-A-41
Section 7.4	Use of Trust Account Proceeds and Related Available Equity	A-A-41
Section 7.5	[Reserved]	A-A-42
Section 7.6	NASDAQ Listing	A-A-42
Section 7.7	No Solicitation by Acquiror	A-A-42
Section 7.8	Acquiror Conduct of Business	A-A-42
Section 7.9	Post-Closing Directors and Officers of Acquiror	A-A-43

Article VIII

JOINT COVENANTS

Section 8.1	Preparation of Joint Proxy Statement/Registration Statement; Shareholders’ Meetings and Approvals	A-A-43
Section 8.2	Support of Transaction	A-A-46
Section 8.3	Escrow Agreement	A-A-46
Section 8.4	Tax Matters	A-A-46
Section 8.5	Escrow Matters	A-A-47
Section 8.6	Section 16 Matters	A-A-47
Section 8.7	Cooperation with Financing	A-A-47

Article IX

CONDITIONS TO OBLIGATIONS

Section 9.1	Conditions to Obligations of Acquiror, Merger Sub and the Company	A-A-47
Section 9.2	Conditions to Obligations of Acquiror and Merger Sub	A-A-48
Section 9.3	Conditions to the Obligations of the Company	A-A-48

Article X

TERMINATION/EFFECTIVENESS

Section 10.1	Termination	A-A-49
Section 10.2	Effect of Termination	A-A-50

Article XI

HOLDER REPRESENTATIVE; GPIAC-DESIGNATED DIRECTORS

Section 11.1	Holder Representative	A-A-51
Section 11.2	GPIAC-Designated Directors	A-A-53

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Page
Article XII

INDEMNIFICATION

Section 12.1	Survival of Representations, Warranties and Covenants	A-A-53
Section 12.2	Indemnification	A-A-54
Section 12.3	Indemnification Claim Procedures	A-A-54
Section 12.4	Limitations on Indemnification Liability	A-A-56
Section 12.5	Mitigation of Damages	A-A-58
Section 12.6	Tax Treatment	A-A-58
Section 12.7	Indemnification Sole and Exclusive Remedy	A-A-58
Section 12.8	Nature of GPIAC Indemnified Parties’ Recovery from Indemnity Escrow	A-A-58
Section 12.9	Release of Escrow	A-A-58

Article XIII

MISCELLANEOUS

Section 13.1	Trust Account Waiver	A-A-58
Section 13.2	Waiver	A-A-59
Section 13.3	Notices	A-A-59
Section 13.4	Assignment	A-A-60
Section 13.5	Rights of Third Parties	A-A-60
Section 13.6	Expenses	A-A-60
Section 13.7	Governing Law	A-A-60
Section 13.8	Captions; Counterparts	A-A-61
Section 13.9	Company and Acquiror Disclosure Letters	A-A-61
Section 13.10	Entire Agreement	A-A-61
Section 13.11	Amendments	A-A-61
Section 13.12	Publicity	A-A-61
Section 13.13	Severability	A-A-61
Section 13.14	Jurisdiction; Waiver of Jury Trial	A-A-62
Section 13.15	Enforcement	A-A-62
Section 13.16	Non-Recourse	A-A-62
Section 13.17	Conflicts and Privilege	A-A-62

Exhibits

Exhibit A	Form of Transaction Support and Voting Agreement
Exhibit B	Form of Certificate of Incorporation of Acquiror upon Domestication
Exhibit C	Form of Bylaws of Acquiror upon Domestication

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AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger, dated as of May 16, 2017 (this “Agreement”), is made and entered into by and among GP Investments Acquisition Corp., a Cayman Islands exempted company limited by shares (which shall domesticate as a Delaware corporation prior to the Closing (as defined below)) (“Acquiror”), Let’s Go Acquisition Corp., a Delaware corporation and a direct wholly owned subsidiary of Acquiror (“Merger Sub”), Rimini Street, Inc., a Nevada corporation (the “Company”), and, solely in its capacity as the initial Holder Representative hereunder, Robin Murray.

RECITALS

WHEREAS, Acquiror is a blank check company incorporated as a Cayman Islands exempted company and formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses;

WHEREAS, prior to the Closing (as defined below) and subject to the conditions of this Agreement, Acquiror shall domesticate as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law, as amended (the “DGCL”) and Article 206 of the Cayman Islands Companies Law (2016 Revision) (the “Domestication”);

WHEREAS, upon the terms and subject to the conditions of this Agreement, and in accordance with Section 251 of the DGCL and Section 92A.250 of the NRS, at the Closing, Merger Sub will merge with and into the Company, the separate corporate existence of Merger Sub will cease and the Company will be the surviving corporation and a wholly-owned subsidiary of Acquiror (the “First Merger”), and, as part of the Integrated Transaction (as defined below), the surviving corporation of the First Merger would merge with and into Acquiror (the “Second Merger”, and together with the First Merger, the “Mergers”) upon the First Effective Time (as defined below) of the First Merger, all shares of the Company’s Capital Stock will be converted into the right to receive the Merger Consideration as set forth in this Agreement;

WHEREAS, the Board of Directors of the Company has (i) approved and declared advisable this Agreement and the First Merger and (ii) resolved to recommend approval of this Agreement by the stockholders of the Company;

WHEREAS, the Board of Directors of Acquiror has (i) approved and declared advisable this Agreement and the Mergers and (ii) resolved to recommend approval of this Agreement by the shareholders of Acquiror;

WHEREAS, in furtherance of the First Merger and in accordance with the terms hereof, Acquiror shall provide an opportunity to its shareholders to have their outstanding shares of Acquiror Common Stock redeemed on the terms and subject to the conditions set forth in this Agreement and Acquiror’s amended and restated memorandum and articles of association (as the same may be amended from time to time as permitted hereby, the “Acquiror Governing Documents”) in connection with obtaining the Acquiror Shareholder Approval (as defined below);

WHEREAS, in connection with Acquiror’s and Merger Sub’s entry into this Agreement, and as a condition to the willingness of Acquiror to enter into this Agreement, certain holders of the Company’s Capital Stock have executed and delivered to Acquiror a letter agreement, dated as of the date hereof, pursuant to which, among other things, such stockholders have agreed to certain restrictions regarding the transfer of the Acquiror Common Shares to be received by them pursuant to the First Merger (the “Company Stockholder Letter”);

WHEREAS, promptly following the execution of this Agreement, and as a condition to the willingness of Acquiror to enter into this Agreement, certain holders of (i) the Company’s Class A Common Stock, (ii) the Company’s Class B Common Stock, (iii) the Company’s Series A Preferred Stock, (iv) the Company’s Series B Preferred Stock and (v) the Company’s Series C Preferred Stock (in each case, as defined below) (such stockholders, the “Principal Stockholders”) are entering into Transaction Support and Voting Agreements in substantially the form attached hereto as Exhibit A with Acquiror pursuant to which, among other things, such securityholders have agreed to (a) vote their shares of Company Class A Common Stock, Company Class B Common Stock, Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, respectively, in favor of adoption of this Agreement and the approval of the First Merger, (b) certain restrictions regarding the transfer of the Merger Consideration to be received by them and (c) take other actions in furtherance of the transactions contemplated by this Agreement (as the same may be amended from time to time pursuant to its terms, each a “Transaction Support and Voting Agreement” and collectively, the “Transaction Support and Voting Agreements”) on the terms and conditions set forth therein; and

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WHEREAS, for certain limited purposes, and subject to the terms set forth herein, the Holder Representative shall serve as a representative of the Pre-Closing Holders.

WHEREAS, each of the parties intends that, for U.S. federal income tax purposes, the First Merger and the Second Merger, taken together, will constitute an integrated plan described in Rev. Rul. 2001-46, 2001-2 C.B. 321 (the “Integrated Transaction”) and qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and the Treasury Regulations to which each of Acquiror, Merger Sub and the Company are to be parties under Section 368(b) of the Code, and this Agreement is intended to constitute a “plan of reorganization” within the meaning of Section 368 of the Code and the Treasury Regulations.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, Acquiror, Merger Sub, the Company and Holder Representative agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

Section 1.1   Definitions.   As used herein, the following terms shall have the following meanings:

“2016 Financial Statements” has the meaning specified in Section 6.6(a).

“Acquiror” has the meaning specified in the preamble hereto.

“Acquiror Acquisition Proposal” means, as to any Person, other than the transactions contemplated by this Agreement, any offer or proposal relating to (i) any acquisition or purchase, direct or indirect, of any portion of the consolidated assets of such Person and its Subsidiaries or any class of equity or voting securities of such Person or any of its Subsidiaries, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any other Person beneficially owning any class of equity or voting securities of such Person or any of its Subsidiaries or (iii) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving such Person or any of its Subsidiaries.

“Acquiror Board” has the meaning specified in Section 7.9(a).

“Acquiror Closing Calculation Statement” has the meaning specified in Section 3.6(a).

“Acquiror Common Share” means a share of Acquiror Common Stock.

“Acquiror Common Stock” means common stock, par value $0.0001 per share, of Acquiror.

“Acquiror Cure Period” has the meaning specified in Section 10.1(f).

“Acquiror Disclosure Letter” has the meaning specified in Article V.

“Acquiror Extension Approval” means the approval of the Acquiror Shareholders at the extraordinary general meeting of shareholders scheduled for May 23, 2017, of the proposals set forth in Acquiror’s definitive proxy statement filed with the SEC on April 24, 2017.

“Acquiror Financial Statements” has the meaning specified in Section 5.6(d).

“Acquiror Fundamental Representations” has the meaning specified in Section 9.3(a).

“Acquiror Governing Documents” has the meaning specified in the Recitals hereto.

“Acquiror Material Adverse Effect” means any event, state of facts, development, circumstance, occurrence or effect that has or would reasonably be expected to, individually or in the aggregate, prevent or materially impair the ability of Acquiror or Merger Sub to perform its obligations under this Agreement or to consummate the Mergers.

“Acquiror Option” has the meaning specified in Section 3.2(a).

“Acquiror Pre-Closing Holders” has the meaning specified in Section 12.2(a).

“Acquiror Preferred Shares” has the meaning specified in Section 5.13(a).

“Acquiror SEC Reports” has the meaning specified in Section 5.5.

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“Acquiror Securities” has the meaning specified in Section 5.13(a).

“Acquiror Share Redemption” means the election of an eligible (as determined in accordance with the Acquiror Governing Documents) Acquiror Pre-Closing Holder to redeem all or a portion of the Acquiror Common Shares held by such shareholder at the at a per-share price, payable in cash, equal such holder’s pro rata share of the Trust Account (as determined in accordance with the Acquiror Governing Documents) in connection with the Acquiror Extension Approval or the Acquiror Shareholder Approval.

“Acquiror Share Redemptions” means the aggregate of each Acquiror Share Redemption.

“Acquiror Shareholder Approval” means the approval of (1) those Transaction Proposals identified in clauses (A), (B) and (C) of Section 8.1(b), in each case, by an affirmative vote of the holders of at least two-thirds of the then outstanding Acquiror Common Shares and (2) those Transaction Proposals identified in clauses (D), (E), (F), (G), (H), (I), (J) and (K) of Section 8.1(b), in each case, by an affirmative vote of the holders of at least a majority of the outstanding Acquiror Common Shares or such other approval threshold required by Law, in each case, at a shareholders’ meeting duly called by the Board of Directors of Acquiror and held for such purpose.

“Acquiror Shareholders” means the shareholders of Acquiror as of immediately prior to the First Effective Time.

“Acquiror Shareholders’ Meeting” has the meaning specified in Section 8.1(b).

“Acquiror Warrant” means a warrant to purchase one (1) share of Acquiror Common Stock at an exercise price of eleven Dollars fifty cents ($11.50).

“Acquiror Warranty Breach” has the meaning specified in Section 12.2(b).

“Acquisition Proposal” means, as to any Person, other than the transactions contemplated by this Agreement, any offer or proposal relating to (i) any acquisition or purchase, direct or indirect, of 15% or more of the consolidated assets of such Person and its Subsidiaries or 15% or more of any class of equity or voting securities of such Person or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of such Person and its Subsidiaries, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any other Person beneficially owning 15% or more of any class of equity or voting securities of such Person or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of such Person or (iii) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving such Person or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of such Person.

“Action” means any claim, action, suit, audit, examination, assessment, arbitration, mediation or inquiry, or any proceeding or investigation, by or before any Governmental Authority.

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, whether through one or more intermediaries or otherwise.

“Aggregate Fully-Diluted Shares of the Company’s Capital Stock” means the sum, without duplication, of the aggregate number of shares of Capital Stock that are (i) issued and outstanding immediately prior to the First Effective Time (on an as-converted to Common Stock basis) or (ii) issuable upon the settlement of Options or Company Warrants (in the case of the Specified Warrants, as adjusted per the terms of the Specified Warrant Agreement, including with respect to the Rimini Ratchet Shares, as defined therein), in each case, that are issued and outstanding immediately prior to the First Effective Time (whether or not then vested or exercisable) and prior to their conversion pursuant to the terms of Section 3.2 or Section 3.3.

“Aggregate Vested Option Exercise Price” has the meaning specified in Section 3.1(e).

“Aggregate Warrant Exercise Price” has the meaning specified in Section 3.1(e).

“Agreement” has the meaning specified in the Recitals hereto.

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“Anti-Bribery Laws” means the anti-bribery provisions of the Foreign Corrupt Practices Act of 1977, as amended, and all other applicable anti-corruption and bribery laws and conventions (including the U.K. Bribery Act 2010, and any rules or regulations promulgated thereunder or other laws and regulations by other countries implementing the OECD Convention on Combating Bribery of Foreign Officials).

“Antitrust Authorities” means the Antitrust Division of the United States Department of Justice, the United States Federal Trade Commission or the antitrust or competition law authorities of any other jurisdiction (whether United States, foreign or multinational).

“Antitrust Information or Document Request” means any request or demand for the production, delivery or disclosure of documents or other evidence, or any request or demand for the production of witnesses for interviews or depositions or other oral or written testimony, by any Antitrust Authorities relating to the transactions contemplated hereby or by any third party challenging the transactions contemplated hereby, including any so called “second request” for additional information or documentary material or any civil investigative demand made or issued by any Antitrust Authority or any subpoena, interrogatory or deposition.

“Applicable Percentage” means, with respect to any Escrow Stockholder, a ratio (expressed as a percentage) equal to (x) the number of shares of Capital Stock held by such holder immediately prior to the First Effective Time, divided by (y) the sum of (A) the aggregate number of shares of Capital Stock held by all Escrow Stockholders immediately prior to the First Effective Time.

“Assumed Plan” has the meaning specified in Section 7.3(a).

“Audited Financial Statements” has the meaning specified in Section 4.8(a).

“Auditor” has the meaning specified in Section 3.6(b).

“Available Acquiror Cash” has the meaning specified in Section 7.4.

“Base Purchase Price” means $775,000,000.00.

“Basket Amount” has the meaning specified in Section 12.4(b).

“Business Combination” has the meaning set forth in Article 48 of the Acquiror Governing Documents.

“Business Combination Proposal” means any offer, inquiry, proposal or indication of interest (whether written or oral, binding or non-binding, and other than an offer, inquiry, proposal or indication of interest with respect to the transactions contemplated by this Agreement), relating to a Business Combination.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York or Governmental Authorities in the Cayman Islands (for so long as Acquiror remains domiciled in Cayman Islands) or the State of Delaware are authorized or required by Law to close.

“Capital Stock” has the meaning specified in Section 3.1(a).

“Cash and Cash Equivalents” of any Person as of any date means the cash and cash equivalents (restricted and unrestricted) and marketable securities, required to be reflected as cash, cash equivalents (restricted and unrestricted) and marketable securities on a consolidated balance sheet of such Person and its Subsidiaries as of such date prepared in accordance with GAAP.

“Certificates” has the meaning specified in Section 3.4(b).

“Certificates of First Merger” has the meaning specified in Section 2.1(a).

“Certificates of Second Merger” has the meaning specified in Section 2.1(c).

“Class A Common Stock” has the meaning specified in Section 3.1(a).

“Class B Common Stock” has the meaning specified in Section 3.1(a).

“Closing” has the meaning specified in Section 2.3.

“Closing Date” has the meaning specified in Section 2.3.

“Closing Date Cash” has the meaning specified in Section 3.6(a).

“Closing Date Indebtedness” has the meaning specified in Section 3.6(a).

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“Closing Date Unpaid Transaction Expenses” has the meaning specified in Section 3.6(a).

“Closing Ownership Ratio” means (A) the Merger Consideration, divided by (B) the total number of Acquiror Common Shares issued and outstanding immediately after the First Effective Time.

“Co-Founder” means any of Thomas C. Shay, Seth A. Ravin or SAR Trust U/A/D August 30, 2005, or any permitted transferee of any of the foregoing as permitted in accordance with the terms of the Company Stockholder Letter.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Stock” means the voting Class A Common Stock and the Class B Common Stock, par value $0.001 per share, of the Company.

“Company” has the meaning specified in the preamble hereto.

“Company Benefit Plan” has the meaning specified in Section 4.13(a).

“Company Cure Period” has the meaning specified in Section 10.1(e).

“Company Disclosure Letter” has the meaning specified in Article IV.

“Company Fundamental Representations” has the meaning specified in Section 9.2(a).

“Company Incentive Plans” means the Rimini Street, Inc. 2007 Stock Plan, as amended through September 30, 2013 and the Rimini Street, Inc. 2013 Equity Incentive Plan.

“Company Material Adverse Effect” means any event, state of facts, development, circumstance, occurrence or effect that (i) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, properties, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole or (ii) has or would reasonably be expected to, individually or in the aggregate, prevent or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Mergers; provided, however, in respect of the preceding clause (i), that in no event would any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Company Material Adverse Effect” on or in respect of the Company and its Subsidiaries: (a) any change in applicable Laws or GAAP or any interpretation thereof, (b) any change in interest rates or economic, political, business or financial market conditions generally, (c) any change generally affecting any of the industries in which the Company or its Subsidiaries operates or the economy as a whole, including any change in commodity prices, (d) the announcement or pendency of this Agreement or the consummation of the Mergers, (e) the compliance with the terms of this Agreement or the taking of any action required by this Agreement, (f) any natural disaster, (g) any acts of terrorism or war or the outbreak or escalation of hostilities or change in geopolitical conditions or (h) any failure of the Company to meet any projections or forecasts, provided that clause (h) shall not prevent a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in a Company Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Company Material Adverse Effect); or (i) any action taken (or omitted to be taken) at the request of Acquiror; provided, further, that any event, state of facts, change, development, circumstance, occurrence or effect referred to in clauses (a), (b), (c), (f), or (g) above may be taken into account in determining if a Company Material Adverse Effect has occurred to the extent it has a materially disproportionate and adverse effect on the business, assets, properties, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which the Company and its Subsidiaries conduct their respective operations.

“Company Preferred Stock” means the Series A Preferred Stock, the Series B Preferred Stock, and the Series C Preferred Stock.

“Company Registered Intellectual Property” has the meaning specified in Section 4.21(a).

“Company Stockholder Approvals” means (a) the approval of this Agreement and the transactions contemplated hereby by the (i) affirmative vote of the holders of at least a majority of the voting power of the outstanding Capital Stock, (ii) the affirmative vote of the holders of more than fifty percent (50%) of the outstanding shares of the Company’s Series B Preferred Stock and Company’s Series C Preferred Stock, voting as a single class and on an as-converted basis, (iii) the affirmative vote of the holders of a majority of the outstanding shares of Company

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Class A Common Stock and (iv) the affirmative vote of the holders of a majority of the outstanding shares of Company Class A Common Stock, in each case, at the Company Stockholders’ Meeting duly called by the Board of Directors of the Company and held for such purpose and (b) the approval of the conversion of all outstanding shares of Company Preferred Stock into shares of Class A Common Stock, to be effective as of immediately prior to the First Effective Time, by the holders of at least a majority of the outstanding shares of Company Preferred Stock (voting as a single class of stock and on an as-converted basis) at such time and the Company’s receipt of a request for such conversion by the holders of such a majority of the Company Preferred Stock.

“Company Stockholder Letter” has the meaning set forth in the Recitals hereto.

“Company Stockholders’ Meeting” has the meaning specified Section 8.1(c).

“Company Warrant Agreement” has the meaning specified in Section 3.3(b).

“Company Warrants” has the meaning specified in Section 3.3(a).

“Company Warranty Breach” has the meaning specified in Section 12.2(a)(i).

“Confidentiality Agreement” has the meaning specified in Section 13.10.

“Constituent Corporations” has the meaning specified in Section 2.1(a).

“Contracts” means any legally binding contracts, agreements, subcontracts, leases, and purchase orders.

“Conversion Agreement” has the meaning specified in Section 3.3(a).

“Damages” means all losses, damages, liabilities and other costs and expenses.

“Deficit Amount” has the meaning specified in Section 3.6(c).

“Determination Date” has the meaning specified in Section 3.6(b).

“DGCL” has the meaning specified in the Recitals hereto.

“Disclosure Letter” means, as applicable, the Company Disclosure Letter or the Acquiror Disclosure Letter.

“Dissenting Shares” has the meaning specified in Section 3.10.

“Dollars” means lawful money of the United States.

“Domestication” has the meaning specified in the Recitals hereto.

“End Date” has the meaning specified in Section 10.1(e).

“Environmental Laws” means any and all applicable foreign, United States federal, state or local laws (including common law), statutes, ordinances, rules, regulations, orders, judgments or other requirements having the force of law with its principal purpose relating to Hazardous Materials, pollution, or the protection or management of the environment or natural resources, or protection of human health (with respect to exposure to Hazardous Materials).

“Equity Commitment Letter” has the meaning specified in Section 5.8.

“Equity Issue Amount” has the meaning specified in Section 7.4.

“ERISA” has the meaning specified in Section 4.13(a).

“ERISA Affiliate” means any affiliate or business, whether or not incorporated, that together with the Company would be deemed to be a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“Escrow Agent” means Continental Stock Transfer & Trust Company, or another third party escrow agent to be mutually agreed by Acquiror and the Company.

“Escrow Agreement” has the meaning specified in Section 8.5.

“Escrow Stockholders” has the meaning specified in the definition of Indemnification Escrow Amount.

“ESPP” has the meaning specified in Section 7.3(b).

“Estimated Closing Date Cash” has the meaning specified in Section 3.5.

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“Estimated Closing Date Indebtedness” has the meaning specified in Section 3.5.

“Estimated Closing Date Unpaid Transaction Expenses” has the meaning specified in Section 3.5.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Agent” has the meaning specified in Section 3.4(a)(i).

“Excluded Shares” has the mean specified in Section 3.1(a).

“Extension Shareholders’ Meeting” means the extraordinary general meeting of Acquiror Shareholders scheduled for May 23, 2017.

“Financial Statements” has the meaning specified in Section 4.8(a).

“First Delaware Certificate of Merger” has the meaning specified in Section 2.1(a).

“First Effective Time” has the meaning specified in Section 2.3.

“First Merger” has the meaning specified in the recitals.

“First Nevada Articles of Merger” has the meaning specified in Section 2.1(a).

“First-Step Constituent Corporations” has the meaning specified in Section 2.1(a).

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time.

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“GPIAC-Designated Directors” has the meaning specified in Section 11.2.

“GPIAC Indemnified Parties” has the meaning specified in Section 12.2(a).

“Hazardous Material” means any (i) pollutant, contaminant, chemical, (ii) industrial, solid, liquid or gaseous toxic or hazardous substance, material or waste, (iii) petroleum or any fraction or product thereof, (iv) asbestos or asbestos-containing material, (v) polychlorinated biphenyl, (vi) chlorofluorocarbons, and (vii) other substance, material or waste, in each case, which are regulated under any Environmental Law or as to which liability may be imposed pursuant to Environmental Law.

“Holder Representative” has the meaning specified in Section 11.1(a).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“In The Money” has the meaning specified in Section 3.3(a).

“Indebtedness” means with respect to any Person, without duplication, any obligations, contingent or otherwise, in respect of (a) the principal of and premium (if any) in respect of all indebtedness for borrowed money, including accrued interest (and any cost associated with prepaying any such debt solely to the extent such debt is actually prepaid), (b) amounts drawn on letters of credit, bank guarantees, bankers’ acceptances and other similar instruments (solely to the extent such amounts have actually been drawn), (c) the principal of and premium (if any) in respect of obligations evidenced by bonds, debentures, notes and similar instruments, (d) all make-whole obligations and exit or similar fees payable to any third party with respect to any of the Company’s existing debt whether such debt is on or off balance sheet, and (e) all Indebtedness of another Person referred to in clauses (a) through (c) above guaranteed directly or indirectly, jointly or severally.

“Indemnification Claim” has the meaning specified in Section 12.3(a).

“Indemnification Escrow Amount” means a portion of the Merger Consideration equal to Five Million Five Hundred Thousand (5,500,000) Acquiror Common Shares, deducted from the Merger Consideration otherwise payable to the Persons (the “Escrow Stockholders”) as listed in Section 1.1 of the Company Disclosure Letter, in accordance with their respective Applicable Percentage.

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“Indemnification Escrow Shares” means, at any given time after Closing, the Acquiror Common Shares then remaining in the one or more accounts in which the Escrow Agent has deposited the Indemnification Escrow Amount in accordance with the Escrow Agreement.

“Indemnified Party” has the meaning specified in Section 12.3(a).

“Indemnitor” means the party required to provide indemnification pursuant to Section 12.2; provided, however, that solely for the purposes of Sections 8.4, Section 12.3 and 12.4, the Holder Representative shall be considered the Indemnitor with respect to an Indemnification Claim pursuant to Section 12.3(a) (it being understood that such status as an Indemnitor is solely for the purpose of providing the Holder Representative with the right (i) to control the defense and settlement of any Action giving rise to an Indemnification Claim pursuant to Section 12.3(a) and (ii) to engage in discussions, negotiations, and other dispute resolution with the applicable Indemnified Party regarding the Indemnification Claim, and such status shall not obligate the Holder Representative to provide any indemnification or otherwise impose any liability on the Holder Representative).

“Integrated Transaction” has the meaning specified in the Recitals.

“Intellectual Property” means any of the rights in or associated with any of the following: (i) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof; (ii) registered and unregistered trademarks, service marks, trade dress and trade names, pending applications therefor, and similar reservations of names and marks, including any such rights in internet domain names; (iii) registered and unregistered copyrights, and applications for registration of copyright, including such corresponding rights in software and other works of authorship; (iv) trade secrets, know-how, processes, and other confidential information or proprietary rights; and (v) any other similar type of proprietary or intellectual property rights.

“IRS” means Internal Revenue Service.

“JOBS Act” has the meaning specified in Section 5.6(a).

“Joint Proxy Statement” has the meaning specified in Section 8.1(a)(i).

“Law” means any statute, law, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority.

“Leased Real Property” means all real property leased, licensed, subleased or otherwise used or occupied by the Company or any of its Subsidiaries, the lease, license, sublease or other occupancy agreement of which (x) may not be terminated at will, or by giving notice of thirty (30) days or less, without any cost or penalty, and (y) provides for annual rental payments in excess of $100,000.

“Legal Proceedings” has the meaning specified in Section 4.10.

“Lien” means any mortgage, deed of trust, pledge, hypothecation, encumbrance, security interest or other lien of any kind.

“Mergers” has the meaning specified in the recitals.

“Merger Consideration” has the meaning specified in Section 3.1(c).

“Merger Consideration Per Fully-Diluted Share” has the meaning specified in Section 3.1(e).

“Merger Sub” has the meaning specified in the preamble hereto.

“Minimum Trust Release Amount” has the meaning specified in Section 9.1(j).

“Multiemployer Plan” has the meaning specified in Section 4.13(c).

“NASDAQ” has the meaning specified in Section 3.1(f).

“Net Issue Exercise” means that the holder of any Company Warrant shall be entitled to receive that number of shares of the applicable class of the Company’s Capital Stock (as prescribed in each such Company Warrant Agreement) equal to the quotient obtained by dividing (i) (the Per-Share Dollar Value – B)*(X) by (ii) the Per-Share Dollar Value, where (B) equals the exercise price of each such Company Warrant, and (X) equals the number of shares of the applicable class of the Company’s Capital Stock (as prescribed in each such Company Warrant

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Agreement) that would be issuable upon exercise of such Company Warrant in accordance with the terms of its issuance if such exercise were by means of a cash exercise rather than a net issue exercise, or such other formula as the parties to this Agreement and the holders of such Company Warrant may agree.

“Notification Date” has the meaning specified in Section 10.1(f).

“NRS” has the meaning specified in Section 2.1(a).

“Offer Documents” has the meaning specified in Section 8.1(a)(i).

“Option” means an option to purchase a share of Common Stock granted under a Company Incentive Plan.

“Pending Claim” has the meaning specified in Section 12.9.

“Per-Claim Basket” has the meaning specified in Section 12.4(b).

“Per-Share Dollar Value” has the meaning specified in Section 3.3(a).

“Permits” means any approvals, authorizations, consents, licenses, registrations, permits or certificates of a Governmental Authority.

“Permitted Liens” means (i) mechanic’s, materialmen’s and similar Liens arising in the ordinary course of business with respect to any amounts (A) not yet due and payable or which are being contested in good faith through (if then appropriate) appropriate proceedings, (B) for which adequate accruals or reserves have been established in accordance with GAAP (if deemed appropriate) and (C) which are not, individually or in the aggregate, material, (ii) Liens for Taxes not yet due and payable or which are being contested in good faith through (if then appropriate) appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP (if deemed appropriate), (iii) Liens securing rental payments under capital lease agreements, (iv) with respect to any Leased Real Property minor title defects or irregularities that do not, individually or in the aggregate, materially interfere with the present uses of such real property, (v) Liens securing payment, or any other obligations, of the Company or its Subsidiaries with respect to Indebtedness, (vi) other Liens arising in the ordinary course of business and not incurred in connection with the borrowing of money and (vii) Liens described in Section 1.2 of the Company Disclosure Letter.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or instrumentality or other entity of any kind.

“Post-Closing Tax Period” means any taxable period (or portion thereof) after the Closing Date.

“Pre-Closing Holders” means all Persons who hold one or more shares of the Company’s Capital Stock immediately prior to the First Effective Time.

“Pre-Closing Tax Period” means any taxable period (or portion thereof) ending on or before the Closing Date.

“Principal Stockholders” has the meaning specified in the Recitals.

“Prospectus” has the meaning specified in Section 13.1.

“Q1 Financial Statements” has the meaning specified in Section 6.6(b).

“Real Property Leases” has the meaning specified in Section 4.20(b)(iv).

“Registration Statement” means the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC by Acquiror under the Securities Act with respect to the shares of Acquiror Common Stock to be issued to shareholders of the Company pursuant to this Agreement.

“Related Party Transaction” has the meaning specified in Section 4.24.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Second-Step Constituent Corporations” has the meaning specified in Section 2.1(c).

“Second Delaware Certificate of Merger” has the meaning specified in Section 2.1(c).

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“Second Effective Time” has the meaning specified in Section 2.3.

“Second Merger” has the meaning specified in the recitals.

“Second Nevada Articles of Merger” has the meaning specified in Section 2.1(c).

“Securities Act” has the meaning specified in Section 4.24.

“Seller Indemnified Parties” has the meaning specified in Section 12.2(b).

“Series A Preferred Stock” has the meaning specified in Section 3.1(a).

“Series B Preferred Stock” has the meaning specified in Section 3.1(a).

“Series C Preferred Stock” has the meaning specified in Section 3.1(a).

“Specified Co-Founder Fraud Claim” has the meaning set forth in Section 12.4(a).

“Specified Pre-Closing Holder Fraud Claim” has the meaning set forth in Section 12.4(a).

“Specified Warrant” has the meaning set forth in Section 3.3(c).

“Specified Warrant Agreement” means that certain Warrant Consent and Conversion Agreement, to be entered into contemporaneously with this Agreement, by and among Acquiror, the Company and CB Agent Services LLC.

“Sponsor” means GPIC, Ltd., a company organized under the laws of Bermuda, or, as applicable, any affiliate thereof providing equity financing to Acquiror pursuant to the Equity Commitment Letter.

“Subsidiary” means, with respect to a Person, a corporation or other entity of which 75% or more of the voting power of the equity securities or equity interests is owned, directly or indirectly, by such Person.

“Survival Expiration Date” has the meaning specified in Section 12.1.

“Surviving Corporation” has the meaning specified in Section 2.1(b).

“Tax Return” means any return, declaration, report, statement, information statement or other document filed or required to be filed with any Governmental Authority with respect to Taxes, including any claims for refunds of Taxes, any information returns and any amendments or supplements of any of the foregoing.

“Taxes” means (a) all federal, state, local, foreign or other taxes imposed by any Governmental Authority, including without limitation, all income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, ad valorem, value added, inventory, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, alternative or add-on minimum, or estimated taxes, and including any interest, penalty, or addition thereto and (b) any amounts described in clause (a) of this definition (x) as a result of being prior to the Closing a member of an affiliated, consolidated, combined, unitary or other similar group, (y) as a result of being prior to the Closing a party to any Tax sharing or Tax allocation agreement or other similar arrangement (other than customary commercial contracts not primarily related to Taxes) or (z) as a result of being liable for another Person’s Taxes as a transferee or successor.

“Terminating Acquiror Breach” has the meaning specified in Section 10.1(f).

“Terminating Company Breach” has the meaning specified in Section 10.1(e).

“Title IV Plan” has the meaning specified in Section 4.13(c).

“Top Customers” has the meaning specified in Section 4.29(a).

“Top Vendors” has the meaning specified in Section 4.29(a).

“Transaction Expenses” means (A) any fees and expenses paid or payable by the Company or any of its Subsidiaries as a result of or in connection with the consummation of the transactions contemplated hereby, including any bonuses paid or payable by the Company or any of its Subsidiaries as a result of or in connection with the consummation of the transactions contemplated hereby (but excluding “double-trigger” obligations); and (B) the Transfer Taxes to be satisfied by recourse to the Indemnification Escrow Amount pursuant to Section 8.4(b); provided that, the following shall not constitute “Transaction Expenses” and shall be borne by Acquiror: (i) fees and expenses of the Escrow Agent; (ii) fees and expenses of the Exchange Agent; (iii) fees and expenses incurred by the Company

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or any of its Subsidiaries to the extent relating to any third party financing of Acquiror that is contingent on the Closing; and (iv) to the extent paid prior to the Closing, any fees of expenses of the Company or any of its Subsidiaries in connection with the matters set forth in Section 7.2(b).

“Transaction Proposals” has the meaning specified in Section 8.1(b).

“Transaction Support and Voting Agreement” has the meaning specified in the Recitals.

“Transfer Taxes” has the meaning specified in Section 8.4(b).

“Treasury Regulations” means the regulations promulgated under the Code by the United States Department of the Treasury (whether in final, proposed or temporary form), as the same may be amended from time to time.

“Trust Account” has the meaning specified in Section 5.9.

“Trust Agreement” has the meaning specified in Section 5.9.

“Trust Release Amount” has the meaning specified in Section 7.4.

“Trustee” has the meaning specified in Section 5.9.

Section 1.2   Construction.

(a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; (v) the word “including” shall mean “including, without limitation” and (vi) the word “or” shall be disjunctive but not exclusive.

(b) Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.

(c) Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(d) The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party.

(e) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.

(f) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

Section 1.3   Knowledge.   As used herein, (i) the phrase “to the knowledge” of the Company shall mean the actual knowledge of the individuals identified on Section 1.3 of the Company Disclosure Letter and (ii) the phrase “to the knowledge” of Acquiror shall mean the actual knowledge of the individuals identified on Section 1.3 of the Acquiror Disclosure Letter.

ARTICLE II

THE MERGERS; CLOSING

Section 2.1   The Mergers.

(a) Upon the terms and subject to the conditions set forth in this Agreement, Acquiror, Merger Sub and the Company (Merger Sub and the Company sometimes being referred to herein as the “First-Step Constituent Corporations”) shall cause Merger Sub to be merged with and into the Company, with the Company being the surviving corporation in the First Merger. The First Merger shall be consummated in accordance with this Agreement and evidenced by (i) a certificate of merger with respect to the First Merger (as so filed, the “First Delaware Certificate of Merger”) executed by the First-Step Constituent Corporations in accordance with the relevant provisions of the DGCL and (ii) articles of merger with respect to the First Merger (as so filed, the “First Nevada Articles of Merger” and, together with the First

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Delaware Certificate of Merger, the “Certificates of First Merger”) executed by the First-Step Constituent Corporations in accordance with the relevant provisions of the Nevada Revised Statutes (“NRS”), such First Merger to be effective as of the First Effective Time.

(b) Upon consummation of the First Merger, the separate corporate existence of Merger Sub shall cease and the Company, as the surviving corporation of the First Merger (hereinafter referred to for the periods at and after the First Effective Time as the “First-Step Surviving Corporation”), shall continue its corporate existence under the NRS, as a wholly owned subsidiary of Acquiror.

(c) Upon the terms and subject to the conditions set forth in this Agreement, Acquiror and the First-Step Surviving Corporation (Acquiror and the First-Step Surviving Corporation sometimes being referred to herein as the “Second-Step Constituent Corporations”) shall cause the First-Step Surviving Corporation to be merged with and into Acquiror, with Acquiror being the surviving corporation in the Second Merger. The Second Merger shall be consummated in accordance with this Agreement and evidenced by (i) a certificate of merger with respect to the Second Merger (as so filed, the “Second Delaware Certificate of Merger”) executed by the Second-Step Constituent Corporations in accordance with the relevant provisions of the DGCL and (ii) articles of merger with respect to the Second Merger (as so filed, the “Second Nevada Articles of Merger” and, together with the Second Delaware Certificate of Merger, the “Certificates of Second Merger,” and together with the Certificate of First Merger, the “Certificates of Merger”) executed by the Second-Step Constituent Corporations in accordance with the relevant provisions of the NRS, such Second Merger to be effective as of the Second Effective Time.

(d) Upon consummation of the Second Merger, the separate corporate existence of the First-Step Surviving Corporation shall cease and Acquiror, as the surviving corporation of the Second Merger (hereinafter sometimes referred to for the periods at and after the Second Effective Time as the “Surviving Corporation”), shall continue its corporate existence under the DGCL.

Section 2.2   Effects of the Mergers.

(a) At and after the First Effective Time, the First-Step Surviving Corporation shall thereupon and thereafter possess all of the rights, privileges, powers and franchises, of a public as well as a private nature, of the First-Step Constituent Corporations, and shall become subject to all the restrictions, disabilities and duties of each of the First-Step Constituent Corporations; and all rights, privileges, powers and franchises of each First-Step Constituent Corporation, and all property, real, personal and mixed, and all debts due to each such First-Step Constituent Corporation, on whatever account, and all choses in action belonging to each such corporation, shall become vested in the First-Step Surviving Corporation; and all property, rights, privileges, powers and franchises, and all and every other interest shall become thereafter the property of the First-Step Surviving Corporation as they are of the First-Step Constituent Corporations; and the title to any real property vested by deed or otherwise or any other interest in real estate vested by any instrument or otherwise in either of such First-Step Constituent Corporations shall not revert or become in any way impaired by reason of the First Merger; but all Liens upon any property of either First-Step Constituent Corporation shall thereafter attach to the First-Step Surviving Corporation and shall be enforceable against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by it; all of the foregoing in accordance with the applicable provisions of the DGCL and the NRS.

(b) At and after the Second Effective Time, the Surviving Corporation shall thereupon and thereafter possess all of the rights, privileges, powers and franchises, of a public as well as a private nature, of the Second-Step Constituent Corporations, and shall become subject to all the restrictions, disabilities and duties of each of the Second-Step Constituent Corporations; and all rights, privileges, powers and franchises of each Second-Step Constituent Corporation, and all property, real, personal and mixed, and all debts due to each such Second-Step Constituent Corporation, on whatever account, and all choses in action belonging to each such corporation, shall become vested in the Surviving Corporation; and all property, rights, privileges, powers and franchises, and all and every other interest shall become thereafter the property of the Surviving Corporation as they are of the Second-Step Constituent Corporations; and the title to any real property vested by deed or otherwise or any other interest in real estate vested by any instrument or otherwise in either of such Second -Step Constituent Corporations shall not revert or become in any way impaired by reason of the First Merger; but all Liens upon any property of either Second-Step Constituent

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Corporation shall thereafter attach to the Surviving Corporation and shall be enforceable against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by it; all of the foregoing in accordance with the applicable provisions of the DGCL and the NRS.

Section 2.3   Closing; First Effective Time; Second Effective Time.

(a) In accordance with the terms and subject to the conditions of this Agreement, the closing of the First Merger (the “Closing”) shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York 10036, at 10:00 a.m. (New York time) on the date which is two (2) Business Days after the first date on which all conditions set forth in Article IX shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing) or such other time and place as Acquiror and the Company may mutually agree in writing. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date”.

(b) Subject to the satisfaction or waiver of all of the conditions set forth in Article IX of this Agreement, and provided this Agreement has not theretofore been terminated pursuant to its terms, Acquiror, Merger Sub and the Company shall cause the (i) First Delaware Certificate of Merger to be executed and duly submitted for filing with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL and (ii) First Nevada Articles of Merger to be executed and duly submitted for filing with the Secretary of State of the State of Nevada as provided in Section 92A.200 of the NRS. The First Merger shall become effective at the time when each of the (i) First Delaware Certificate of Merger has been accepted for filing by the Secretary of State of the State of Delaware and (ii) Nevada Articles of Merger have been accepted for filing by the Secretary of State of the State of Nevada, or at such later time as may be agreed by Acquiror and the Company in writing and specified in the Certificates of First Merger (the “First Effective Time”).

(c) Promptly after the First Effective Time, but in all cases within one (1) Business Day thereafter, Acquiror and the First-Step Surviving Corporation shall cause the (i) Second Delaware Certificate of Merger to be executed and duly submitted for filing with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL and (ii) Second Nevada Articles of Merger to be executed and duly submitted for filing with the Secretary of State of the State of Nevada as provided in Section 92A.200 of the NRS. The Second Merger shall become effective at the time when each of the (i) Second Delaware Certificate of Merger has been accepted for filing by the Secretary of State of the State of Delaware and (ii) Second Nevada Articles of Merger have been accepted for filing by the Secretary of State of the State of Nevada, or at such later time as may be agreed by Acquiror and the Company in writing and specified in the Certificates of Second Merger (the “Second Effective Time”).

Section 2.4   Certificate of Incorporation and Bylaws of the First-Step Surviving Corporation and the Second-Step Surviving Corporation.

(a) At the First Effective Time, the certificate of incorporation and bylaws of the First-Step Surviving Corporation shall be amended and restated in their entirety in the forms attached as Sections 2.4(a)-1 and 2.4(a)-2 of the Acquiror Disclosure Letter, respectively, and as so amended and restated shall be the certificate of incorporation and bylaws, respectively, of the First-Step Surviving Corporation until thereafter amended as provided therein and under the NRS.

(b) At the Second Effective Time, the certificate of incorporation and bylaws of the Second-Step Surviving Corporation shall be amended and restated in their entirety to the same form as the certificate of incorporation and bylaws of Acquiror (which, for the avoidance of doubt, shall be in substantially the forms attached as Exhibits B and C hereto upon effectiveness of the Domestication), respectively, except that the name of the Second-Step Surviving Corporation shall be Rimini Street, Inc. and as so amended and restated shall be the certificate of incorporation and bylaws, respectively, of the Surviving Corporation until thereafter amended as provided therein and under the DGCL.

Section 2.5   Directors and Officers of the First-Step Surviving Corporation and the Second-Step Surviving Corporation.

(a) From and after the First Effective Time, the Persons identified on Section 2.5(a) of the Company Disclosure Letter as the initial directors and officers of the First-Step Surviving Corporation shall be the

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directors and officers (and in the case of such officers, holding such positions as set forth on Section 2.5(a) of the Company Disclosure Letter), respectively, of the First-Step Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the First-Step Surviving Corporation.

(b) From and after the Second Effective Time, the Persons identified as the initial directors and officers of the Second-Step Surviving Corporation in accordance with the provisions of Section 7.9 shall be the initial directors and officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

Section 2.6   Tax Free Reorganization Matters.   The parties intend that, for U.S. federal income tax purposes, the First Merger and the Second Merger (taken together as the Integrated Transaction), will constitute an integrated plan described in Rev. Rul. 2001-46, 2001-2 C.B. 32, 1 and qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations and this Agreement is intended to be, and is adopted as, a plan of reorganization for purposes of Sections 354, 361 and the 368 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g). None of the parties knows of any fact or circumstance (without conducting independent inquiry or diligence of the other relevant party), or has taken or will take any action, if such fact, circumstance or action would be reasonably expected to cause the Integrated Transaction to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code. The Integrated Transaction shall be reported by the parties for all Tax purposes in accordance with the foregoing, unless otherwise required by a Governmental Authority.

ARTICLE III

EFFECTS OF THE MERGERS ON THE CAPITAL STOCK AND EQUITY AWARDS

Section 3.1   Conversion of Securities.

(a) At the First Effective Time, by virtue of the First Merger and without any action on the part of any holder of Capital Stock, each share of the Company’s (v) Class A Common Stock, par value $0.001 per share (“Class A Common Stock”), (w) Class B Common Stock, par value $0.001 per share (“Class B Common Stock”), (x) Series A Preferred Stock, par value $0.001 per share (“Series A Preferred Stock”), on an as-converted basis, (y) Series B Preferred Stock, par value $0.001 per share (“Series B Preferred Stock”), on an as-converted basis and (z) Series C Preferred Stock, par value $0.001 per share (“Series C Preferred Stock”, and together with the Class A Common Stock, Class B Common Stock, Series A Preferred Stock, the “Capital Stock”), on an as converted basis, that is issued and outstanding immediately prior to the First Effective Time (other than shares of Capital Stock, if any, (i) held in the treasury of the Company, which treasury shares shall be canceled as part of the First Merger and shall not constitute “Capital Stock” hereunder and (ii) shares that are held by stockholders who have perfected and not withdrawn a demand for appraisal rights pursuant to Sections 92A.300 through 92A.500 of the NRS (each such share of Capital Stock referred to in clauses (i) and (ii) above, an “Excluded Share” and, collectively, “Excluded Shares”)) shall be canceled and converted into and become the right to receive the applicable portion of the Merger Consideration as determined pursuant to Section 3.1(e).

(b) At the First Effective Time, by virtue of the First Merger and without any action on the part of Acquiror or Merger Sub, each share of common stock, par value $0.001 per share, of Merger Sub shall be converted into one share of common stock, par value $0.001 per share, of the First-Step Surviving Corporation.

(c) At the Second Effective Time, by virtue of the Second Merger and without any action on the part of Acquiror or the First-Step Surviving Corporation, each share of common stock, par value $0.001 per share, of the First-Step Surviving Corporation shall be cancelled.

(d) The “Merger Consideration” shall consist of a number of Acquiror Common Shares equal to the quotient obtained by dividing (i) (A) the Base Purchase Price, less (B) Estimated Closing Date Indebtedness, plus (C) the Estimated Closing Date Cash, less (D) the Estimated Closing Date Unpaid Transaction Expenses by (ii) $10.00.

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(e) Each Pre-Closing Holder of Capital Stock (other than in respect of Company Warrants which are treated in Section 3.3, and Excluded Shares) shall be entitled to receive a portion (in shares) of the Merger Consideration equal to (x) the Merger Consideration Per Fully-Diluted Share (as defined below), multiplied by (y) the number of shares of Capital Stock held by such holder immediately prior to the First Effective Time.

For purposes of the foregoing, the “Merger Consideration Per Fully-Diluted Share” shall mean (X) (i) the sum of (A) the Merger Consideration multiplied by $10.00, plus (B) the Aggregate Warrant Exercise Price, plus (C) the Aggregate Vested Option Exercise Price, divided by (ii) the sum of the Aggregate Fully-Diluted Shares of the Company’s Capital Stock; divided by(Y) $10.00. For the purposes of the foregoing, (i) the “Aggregate Warrant Exercise Price” shall be the sum total of all cash exercise prices of all Company Warrants outstanding (in the case of the Specified Warrants, as per the terms of the Specified Warrant Agreement, including with respect to the Rimini Ratchet Shares, as defined therein), unexercised, prior to the effect of Section 3.3 and having a per share exercise price less than the Per-Share Dollar Value immediately prior to the First Effective Time and (ii) the “Aggregate Vested Option Exercise Price” shall be the sum total of all cash exercise prices of all vested Options outstanding, unexercised and in the money immediately prior to the First Effective Time.

(f) Fractional Shares. Notwithstanding anything in this Agreement to the contrary, no certificate or scrip representing fractional Acquiror Common Stock shall be issued upon the conversion of the Capital Stock pursuant to this Article III, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of an Acquiror Shareholder. In lieu of any fractional shares, Acquiror shall pay each Pre-Closing Holder of Capital Stock (including any Company Warrants that convert into Capital Stock pursuant to Section 3.3(a)) entitled to any portion of Acquiror Common Stock, and such holder shall be entitled to receive, an amount in cash, rounded up to the nearest cent, equal to the product obtained by multiplying (i) the fractional share interest to which such holder (after taking into account all Acquiror Common Shares held at the First Effective Time by such holder) would otherwise be entitled by (ii) the closing price on the NASDAQ Capital Market (“NASDAQ”) for an Acquiror Common Share on the last trading day immediately preceding the First Effective Time.

(g) Adjustment to Merger Consideration. The Merger Consideration shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Acquiror Common Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of Acquiror Common Shares outstanding after the date hereof and prior to the First Effective Time so as to provide the holders of shares of the Company’s Capital Stock (other than Excluded Shares) with the same economic effect as contemplated by this Agreement prior to such event and as so adjusted shall, from and after the date of such event, be the Merger Consideration.

Section 3.2   Treatment of Options.

(a) Prior to the First Effective Time, the Company shall take all necessary and appropriate actions so that, as of the First Effective Time, each Option that is then outstanding shall be converted into an option relating to shares of Acquiror Common Shares upon the same terms and conditions as are in effect with respect to such option immediately prior to the First Effective Time (each, a “Acquiror Option”) except that (a) each such Acquiror Option shall relate to that whole number of Acquiror Common Shares (rounded down to the nearest whole share) equal to the number of shares of the Company’s Common Stock subject to such Option multiplied by the Merger Consideration Per Fully Diluted Share and (b) the exercise price per share for each such Acquiror Option shall be equal to the exercise price per share of such Option in effect immediately prior to the First Effective Time divided by the Merger Consideration Per Fully Diluted Share(the exercise price per share, as so determined, being rounded up to the nearest full cent).

(b) Prior to the First Effective Time, the Company shall take commercially reasonable actions so that any Option which is held by a former employee or former service provider to the Company or any Affiliate is exercised or cancelled not later than immediately prior to the First Effective Time and, to the extent that any such option is not so exercised or cancelled, such Option shall be converted automatically into the right

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to receive a cash payment equal to the product of (a) the excess of $10.00 over the per-share exercise of the options and (b) the number of shares of the Company’s Common Stock subject to the vested portion of the Option (such amount to be paid as soon as practicable following the First Effective Time, less applicable withholdings).

Section 3.3   Treatment of Company Warrants.

(a) Immediately prior to the First Effective Time, all warrants to purchase shares of Company Common Stock (the “Company Warrants”) as of immediately preceding the First Effective Time, shall, if such Company Warrants have a per share exercise price less than the value of the Merger Consideration Per Fully Diluted Share (as calculated by multiplying the number of Acquiror Common Shares comprising the Merger Consideration Per Fully Diluted Share by $10.00 (such result, the “Per-Share Dollar Value”)) (any such Company Warrant being referred to herein as “In The Money”), cease to represent a right to acquire shares of the Company’s Capital Stock and shall be converted, immediately prior to the First Effective Time, into shares of the applicable class of the Company’s Capital Stock (as prescribed in the relevant underlying warrant agreement) according to a Net Issue Exercise, in all cases pursuant to a consent and conversion agreement, as agreed in good faith between the parties hereto and the holder of any such Company Warrant (each a “Conversion Agreement”).

(b) Immediately prior to the First Effective Time, all agreements granting such Company Warrants (each a “Company Warrant Agreement”), shall be terminated. In addition, and pursuant to each Company Warrant Agreement, all Company Warrants with any exercise price in equal to or greater than the Per-Share Dollar Value, shall cease to represent a right to acquire shares of Company Common Stock and shall be cancelled, and each Company Warrant Agreement covering such Company Warrants shall be terminated and each holder of such Company Warrants shall not have a right to acquire shares of the Company’s Capital Stock or Acquiror Common Shares.

(c) Notwithstanding the foregoing, each Company Warrant listed on Section 3.3(c) of the Company Disclosure Letter (each, a “Specified Warrant”) shall be treated according this Section 3.3(c), and not pursuant to the terms of subsections (a) or (b) above. As of the First Effective Time, in accordance with the terms of the Specified Warrant Agreement, (i) each Specified Warrant that is then-outstanding shall be surrendered by the holder thereof to the Company, and the Company shall cancel such Specified Warrants, and (ii) as of the Closing Acquiror shall issue warrants relating to shares of Acquiror Common Shares upon the terms and subject to the conditions as are set forth in the Specified Warrant Agreement.

Section 3.4   Payment and Exchange of Certificates.

(a) Payment of Merger Consideration and other Transaction-Related Payments.

(i) Deposit with Exchange Agent. Immediately prior to the First Effective Time, Acquiror shall deposit with an exchange agent (the “Exchange Agent”) selected by the Company and reasonably acceptable to Acquiror, (1) the number of shares of Acquiror Common Stock equal to the Merger Consideration due to holders of Capital Stock (including Company Warrants other than Specified Warrants) minus (2) the Indemnification Escrow Amount.

(ii) Deposit with Escrow Agent. Immediately prior to the First Effective Time, Acquiror shall deposit with the Escrow Agent the Indemnification Escrow Amount.

(b) After the First Effective Time, (i) each Pre-Closing Holder of an outstanding certificate or certificates for Capital Stock (other than Company Warrants which have been converted to Capital Stock pursuant to Section 3.3(a), and Excluded Shares) (collectively, the “Certificates”), upon surrender of such Certificates to the Exchange Agent, (ii) and each holder of Company Warrants, upon delivery of a Conversion Agreement or a Specified Conversion Agreement to the Exchange Agent, shall be entitled to receive from the Exchange Agent in exchange therefor (subject to the provisions of Section 3.7) such portion of the Merger Consideration into which such holder’s Capital Stock (other than Excluded Shares) or Company Warrants shall have been converted as a result of the First Merger; provided, however, that a portion of the Merger Consideration that is payable to each Escrow Stockholders that is equal to the product of the Indemnification Escrow Amount multiplied by such holder’s Applicable Percentage shall be held in escrow in accordance with Section 3.4(a)(ii) and the Escrow Agreement. Pending such surrender and

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exchange of a Pre-Closing Holder’s Certificate(s), a holder’s Certificate(s) shall be deemed for all purposes to evidence such holder’s right to receive the portion of the Merger Consideration into which such shares of Capital Stock (other than Excluded Shares) shall have been converted by the First Merger.

Section 3.5   Estimated Closing Amounts.   Not less than two (2) Business Days prior to the Closing Date and in no event more than ten (10) Business Days prior to the Closing Date, the Company shall deliver to Acquiror a written statement signed by the Chief Financial Officer of the Company setting forth (a) its good faith estimate of (i) Indebtedness of the Company (“Estimated Closing Date Indebtedness”), (ii) Cash and Cash Equivalents of the Company (“Estimated Closing Date Cash”) and (iii) unpaid Transaction Expenses (“Estimated Closing Date Unpaid Transaction Expenses”), in each case, calculated as of the close of business on the Closing Date without giving effect to the consummation of the First Merger or any financing transactions in connection therewith.

Section 3.6   Final Calculation of Closing Date Indebtedness, Closing Date Cash and Closing Date Unpaid Transaction Expenses.

(a) As soon as reasonably practicable following the Closing Date, and in any event within sixty (60) calendar days thereof, the GPIAC-Designated Directors (or appointed representatives thereof) shall prepare (and Acquiror shall, and shall cause its Subsidiaries and Affiliates to, assist the GPIAC-Designated Directors and their representatives in preparing, as required) and deliver to the Holder Representative (i) a calculation of the aggregate amount of all Indebtedness of the Company (“Closing Date Indebtedness”), (ii) a calculation of Cash and Cash Equivalents of the Company (“Closing Date Cash”) and (iii) a calculation of unpaid and accrued Transaction Expenses (“Closing Date Unpaid Transaction Expenses”), in each case, calculated as of the close of business on the Closing Date without giving effect to the consummation of the Mergers or any financing transactions in connection therewith or, after the First Effective Time, any other action or omission by Acquiror, the First-Step Surviving Corporation, the Surviving Corporation or any of their respective Subsidiaries that is not in the ordinary course of business consistent with past practice (such delivered statement, the “Acquiror Closing Calculation Statement”). Following the Closing, Acquiror shall, and shall cause its Subsidiaries and Affiliates to, provide the GPIAC-Designated Directors and the Holder Representative and their respective representatives access to the records, properties, personnel and (subject to the execution of customary work paper access letters if requested) auditors of the Company and its Subsidiaries relating to the preparation of the Company’s Financial Statements and calculations of Estimated Closing Date Indebtedness, Estimated Closing Date Cash and Estimated Closing Date Unpaid Transaction Expenses and shall cause the personnel of the Company and its Subsidiaries to reasonably cooperate with the GPIAC-Designated Directors, the Holder Representative and their respective representatives in connection with their review of the Company’s Indebtedness, Cash and Cash Equivalents and unpaid Transaction Expenses, in each case, calculated as of the close of business on the Closing Date.

(b) If the Holder Representative shall disagree with the calculation of Closing Date Indebtedness, Closing Date Cash and/or Closing Date Unpaid Transaction Expenses, it shall notify the GPIAC-Designated Directors of such disagreement in writing, setting forth in reasonable detail the particulars of such disagreement, within forty-five (45) days after its receipt of the Acquiror Closing Calculation Statement. In the event that the Holder Representative does not provide such a notice of disagreement within such forty-five (45) day period, the Holder Representative shall be deemed to have accepted the calculation of Closing Date Indebtedness, Closing Date Cash and Closing Date Unpaid Transaction Expenses delivered by the GPIAC-Designated Directors, which shall be final, binding and conclusive for all purposes hereunder. In the event any such notice of disagreement is timely provided, the GPIAC-Designated Directors and the Holder Representative shall use reasonable best efforts for a period of thirty (30) days (or such longer period as they may mutually agree) to resolve any such disagreements specified in such notice. If, at the end of such period, they are unable to resolve such disagreements, then Ernst & Young (or such independent accounting or financial consulting firm of recognized national standing as may be mutually selected by the GPIAC-Designated Directors and the Holder Representative) (the “Auditor”) shall resolve any remaining disagreements. Each of the GPIAC-Designated Directors and the Holder Representative shall promptly provide their assertions regarding such disagreements in writing to the Auditor and to each other. The Auditor shall be instructed to render its determination with respect to such disagreements as soon as reasonably possible (which the parties hereto agree should not be later than ninety (90) days following the day on which any such disagreements are referred to the Auditor). The Auditor shall

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base its determination solely on (i) the written submissions of the parties and shall not conduct an independent investigation and (ii) the extent (if any) to which the Closing Date Indebtedness, Closing Date Cash and/or Closing Date Unpaid Transaction Expenses require adjustment (only with respect to the remaining disagreements submitted to the Auditor) in order to be determined in accordance with Section 3.6(a) (including the definitions of the defined terms used in Section 3.6(a)). The determination of the Auditor shall be final, conclusive and binding on the parties. The date on which Closing Date Indebtedness, Closing Date Cash and Closing Date Unpaid Transaction Expenses are finally determined in accordance with this Section 3.6(b) is hereinafter referred to as the “Determination Date.” All fees and expenses of the Auditor relating to the work, if any, to be performed by the Auditor hereunder shall be borne by Acquiror.

(c) If, on the Determination Date, (i) Estimated Closing Date Indebtedness, minus Closing Date Indebtedness (as finally determined in accordance with Section 3.6(b)), plus (ii) Closing Date Cash (as finally determined in accordance with Section 3.6(b)), minus Estimated Closing Date Cash, plus (iii) Estimated Closing Date Unpaid Transaction Expenses, minus Closing Date Unpaid Transaction Expenses (as finally determined in accordance with Section 3.6(b)) is a negative number, then the GPIAC Indemnified Parties shall be entitled to indemnification in respect of the absolute value of such negative number (the “Deficit Amount”) in accordance with Article XII.

Section 3.7   Exchange Agent.   Promptly following the date that is one year after the First Effective Time, Acquiror shall instruct the Exchange Agent to deliver to Acquiror all cash, Certificates and other documents in its possession relating to the transactions contemplated hereby, and the Exchange Agent’s duties shall terminate. Thereafter, each Pre-Closing Holder of a Certificate (in respect of shares of Capital Stock other than Excluded Shares) who has not delivered a Certificate may surrender such Certificate, and each former holder of Company Warrants who has not delivered a Conversion Agreement or a Specified Conversion Agreement may deliver such Conversion Agreement or Specified Conversion Agreement, to Acquiror and (subject to applicable abandoned property, escheat and similar Laws) receive in consideration therefor, and Acquiror shall promptly deliver, the portion of the Merger Consideration deliverable in respect thereof as determined in accordance with this Article III without any interest thereon. None of Acquiror, Merger Sub, the Company, the First-Step Surviving Corporation, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any Merger Consideration delivered to a public official pursuant to and in accordance with any applicable abandoned property, escheat or similar Laws. If any Certificate shall not have been surrendered immediately prior to such date on which any amounts payable pursuant to this Article III would otherwise escheat to or become the property of any Governmental Authority, any such amounts shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

Section 3.8   Lost Certificate.   In the event any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Acquiror or the Exchange Agent, the posting by such Person of a bond, in such customary amount as Acquiror or the Exchange Agent may direct, as indemnity against any claim made against it with respect to such Certificate, the Exchange Agent shall issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration deliverable in respect thereof as determined in accordance with this Article III.

Section 3.9   Withholding.   Notwithstanding any other provision to this Agreement, Acquiror, the Company, the Exchange Agent and the Escrow Agent shall be entitled to deduct and withhold from the cash otherwise deliverable under this Agreement, and from any other consideration otherwise paid or delivered in connection with the transactions contemplated in this Agreement, to any Person such amounts that Acquiror, the Company, the Exchange Agent and the Escrow Agent are required to deduct and withhold with respect to any such deliveries and payments under the Code or any provision of Law. To the extent that amounts are so deducted and withheld and duly deposited with the appropriate Governmental Authority by Acquiror, the Company, the Exchange Agent or the Escrow Agent, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 3.10   Dissenting Shares.   If, pursuant to the terms of NRS 92A.300 through 92A.500, holders of Capital Stock are entitled to dissenter’s rights, then notwithstanding anything in this Agreement to the contrary, shares of Capital Stock issued and outstanding immediately prior to the First Effective Time that are held by any holder who has not voted such Capital Stock in favor of the First Merger or consented thereto in writing and who shall have properly demanded and perfected dissenter’s rights under NRS 92A.300 through 92A.500, inclusive (“Dissenting Shares”) shall not be converted into the right to receive the applicable portion of the Merger Consideration as

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determined pursuant to Section 3.1(e), but instead shall be entitled to receive such payment from the Surviving Corporation with respect to such Dissenting Shares as shall be determined pursuant to the NRS; provided, however, that if such holder shall have failed to perfect or shall have effectively withdrawn or otherwise lost such holder’s right to dissent and demand payment of fair value under the NRS, each such share of Capital Stock held by such holder shall thereupon be deemed to have been converted into, as of the First Effective Time, the right to receive, without any interest thereon, the applicable portion of the Merger Consideration as determined pursuant to Section 3.1(e), and each such share of Capital Stock shall no longer be a Dissenting Share. The Company shall give prompt notice to Acquiror of any written demands received by the Company for payment of the fair value (as defined in NRS 92A.320) in respect of any shares of Capital Stock and attempted withdrawals of such demands and any other instruments served pursuant to NRS 92A.440 and received by the Company, and Acquiror shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Acquiror, voluntarily make or agree to make any payment with respect to any demands for appraisals of shares of Capital Stock, offer to settle or settle any demands or approve any withdrawal of any such demands.

Section 3.11   Closing of Transfer Books.   At the First Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of Capital Stock thereafter on the records of the Company.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure letter delivered to Acquiror and Merger Sub by the Company on the date of this Agreement (the “Company Disclosure Letter”) to this Agreement, (each section of which, subject to Section 13.9, qualifies the correspondingly numbered and lettered representations in this Article IV) the Company represents and warrants to Acquiror and Merger Sub as of the date of this Agreement as follows:

Section 4.1   Corporate Organization of the Company.   The Company has been duly incorporated and is validly existing as a corporation in good standing under the NRS and has the corporate power and authority to own or lease all of its properties and assets and to conduct its business as it is now being conducted. The copies of the certificate of incorporation and bylaws of the Company, in each case, as amended to the date of this Agreement, previously made available by the Company to Acquiror are true, correct and complete. The Company is duly licensed or qualified and in good standing as a foreign corporation in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed or qualified would not have, or would not reasonably be expected to have, individually or in the aggregate a Company Material Adverse Effect.

Section 4.2   Subsidiaries.   A complete list of each Subsidiary of the Company and its jurisdiction of incorporation, formation or organization, as applicable, is set forth on Section 4.2 of the Company Disclosure Letter. The Subsidiaries have been duly formed or organized and are validly existing under the laws of their jurisdiction of incorporation or organization and have the requisite power and authority to own or lease all of their properties and assets and to conduct their business as it is now being conducted. The Company has previously provided to Acquiror true, correct and complete copies of the organizational documents of its Subsidiaries, in each case, as amended to the date of this Agreement. Each Subsidiary is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.3   Due Authorization.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and (subject to the approvals described in Section 4.5) to consummate the transactions contemplated hereby and to perform all of its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by the Board of Directors, and no other corporate proceeding on the part of the Company is necessary to authorize this Agreement (other than the approval of the First Merger by the Company’s stockholders, in accordance with the Company’s certificate of incorporation). This Agreement

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has been duly and validly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b) On or prior to the date of this Agreement, the Board of Directors of the Company has duly adopted resolutions (i) determining that this Agreement and the transactions contemplated by this Agreement are advisable and fair to, and in the best interests of the Company and its stockholders, (ii) authorizing and approving the execution, delivery and performance of this Agreement and the transactions contemplated hereby by the stockholders of the Company, (iii) directing that the adoption of this Agreement and the transactions contemplated hereby be submitted to a vote at the Company Stockholders’ Meeting and (iv) resolving to recommend that the stockholders of the Company entitled to vote thereon approve and adopt this Agreement. No other corporate action is required by the Company or its stockholders to enter into this Agreement or approve the First Merger, other than the Company Stockholder Approvals.

(c) Assuming the performance in accordance with the terms of the Transaction Support and Voting Agreement of each of the Stockholders named therein, at the Company Stockholders’ Meeting the Company Stockholder Approvals shall be obtained.

Section 4.4   No Conflict.   Subject to the Company Stockholder Approvals, the execution and delivery of this Agreement by the Company and the consummation of the transactions contemplated hereby do not and will not (a) violate or conflict with any provision of, or result in the breach of, or default under the certificate of incorporation, bylaws or other organizational documents of the Company or any of its Subsidiaries, (b) violate or conflict with any provision of, or result in the breach of, or default under any applicable Law or Governmental Order (nor, with respect to any Governmental Order, give any Person the right to obtain any relief or exercise any remedy thereunder), (c) violate or conflict with any provision of, or result in the breach of, or default under Contract required to be disclosed in Section 4.12(a) of the Company Disclosure Letter to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries may be bound, or terminate or result in the termination of any such Contract, or (d) result in the creation of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries, or constitute an event which, after notice or lapse of time or both, would result in any such violation, conflict, default, breach, termination or creation of a Lien or result in a violation or revocation of any required license, permit or approval from any Governmental Authority or other Person, except, in the case of clauses (b) through (d), to the extent that the occurrence of any of the foregoing would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.5   Governmental Authorities; Consents.   Assuming the truth and completeness of the representations and warranties of Acquiror contained in this Agreement, no consent, waiver, approval or authorization of, or designation, declaration or filing with, or notification to, any Governmental Authority is required on the part of the Company or any of its Subsidiaries with respect to the Company’s execution or delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) applicable requirements of the HSR Act or any similar foreign Law; (ii) any consents, approvals, authorizations, designations, declarations or filings, the absence of which would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and (iii) the filing of the appropriate Certificates of Merger in accordance with the DGCL and NRS.

Section 4.6   Capitalization of the Company.

(a) The authorized capital stock of the Company consists of 500,000,000 shares of Common Stock, of which no shares are issued and outstanding as of the date of this Agreement, 500,000,000 shares of Class A Common Stock, of which 368,170 shares are issued and outstanding as of the date of this Agreement, 192,000,000 shares of Class B Common Stock, of which 101,828,700 shares are issued and outstanding as of the date of this Agreement, 100,486,496 shares of Preferred Stock, of which 5,499,900 Series A Preferred Stock shares are issued and outstanding as of the date of this Agreement, 38,545,560 Series B Preferred Stock shares are issued and outstanding as of the date of this Agreement and 56,441,036 Series C Preferred Stock shares are issued and outstanding as of the date of this Agreement. All of the issued and outstanding shares of Common Stock and Preferred Stock have been duly authorized and validly issued and are fully paid and nonassessable.

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(b) Except as set forth on Section 4.6(b) of the Company Disclosure Letter, the Company has not granted any outstanding options, stock appreciation rights, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of the Common Stock, or any other commitments or agreements providing for the issuance of additional shares, the sale of treasury shares, for the repurchase or redemption of shares of Common Stock or the value of which is determined by reference to the Common Stock, and there are no agreements of any kind which may obligate the Company to issue, purchase, redeem or otherwise acquire any of its Common Stock. No equity or equity-based compensation has been granted by the Company or an Affiliate other than pursuant to the Company Incentive Plans.

Section 4.7   Capitalization of Subsidiaries.

(a) The outstanding shares of capital stock of each of the Company’s Subsidiaries have been duly authorized and validly issued and are fully paid and nonassessable.

(b) Except as set forth on Section 4.7(b)of the Company Disclosure Letter, the Company or one or more of its wholly owned Subsidiaries collectively own of record and beneficially all the issued and outstanding shares of capital stock of such Subsidiaries free and clear of any Liens other than Permitted Liens.

(c) For each of the Company’s Subsidiaries not so wholly owned by the Company or one or more of its Subsidiaries, Section 4.7(c) of the Company Disclosure Letter sets forth the number of all issued and outstanding securities, including shares of each class of capital stock or equity interests, the names of the holders thereof and the number of shares or equity interests held by each holder of such Subsidiary. Except as set forth on Section 4.7(c) of the Company Disclosure Letter, there are no outstanding subscriptions, options, warrants, rights or other securities exercisable or exchangeable for any capital stock of such Subsidiaries, any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance of additional shares, the sale of treasury shares or other equity interests, or for the repurchase or redemption of shares or other equity interests of such Subsidiaries’ capital stock, or any voting trusts, proxies or agreements of any kind which may obligate any Subsidiary of the Company to issue, purchase, register for sale, redeem or otherwise acquire any of its capital stock.

Section 4.8   Financial Statements.

(a) Attached as Section 4.8(a) of the Company Disclosure Letter are true and complete copies of the audited consolidated balance sheets and statements of operations and comprehensive loss, cash flow and stockholders’ deficit of the Company and its Subsidiaries as of and for the years ended December 31, 2015 and December 31, 2014, together with the auditor’s reports thereon (the “Audited Financial Statements” and, collectively with the 2016 Financial Statements and the Q1 Financial Statements (as defined in, and to be delivered in accordance with, Section 6.6), the “Financial Statements”).

(b) Except as set forth on Section 4.8(b) of the Company Disclosure Letter, the Audited Financial Statements and, when delivered pursuant to Section 6.6, the Q1 Financial Statements and the 2016 Financial Statements, (i) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations, their consolidated incomes, their consolidated changes in stockholders’ equity (with respect to the Audited Financial Statements only) and their consolidated cash flows for the respective periods then ended (subject, in the case of the Q1 Financial Statements, to normal year-end adjustments and the absence of footnotes), (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and, in the case of the Q1 Financial Statements, the absence of footnotes or the inclusion of limited footnotes), and (iii) were prepared from, and are in accordance with, the books and records of the Company and its consolidated Subsidiaries and (iv) when delivered by the Company for inclusion in the Registration Statement for filing with the SEC following the date of this Agreement in accordance with Section 6.6, will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof. The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements.

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Section 4.9   Undisclosed Liabilities.   Except as set forth on Section 4.9 of the Company Disclosure Letter, as of the date of this Agreement, there is no liability, debt or obligation of, or claim or judgment against, the Company or any of its Subsidiaries, (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, or due or to become due), except for liabilities, debts, obligations, claims or judgments (i) reflected or reserved for on the Financial Statements or disclosed in the notes thereto, (ii) that have arisen since the date of the most recent balance sheet included in the Financial Statements in the ordinary course of the operation of business, consistent with past practice, of the Company and its Subsidiaries, or (iii) which would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.10   Litigation and Proceedings.   Except (i) as set forth on Section 4.10 of the Company Disclosure Letter and (ii) Actions relating to Taxes (as to which certain representations and warranties are made pursuant to Section 4.15), as of the date of this Agreement, there are no pending or, to the knowledge of the Company, threatened, lawsuits, actions, suits, judgments, claims or other proceedings at law or in equity before any Governmental Authority (collectively, “Legal Proceedings”) against the Company or any of its Subsidiaries or, to the knowledge of the Company, any of their respective directors, officers or employees (in their capacity as such). As of the date of this Agreement, no investigations or other inquiries are pending or, to the knowledge of the Company, threatened by any Governmental Authority, against Company or any of its Subsidiaries, or, to the knowledge of the Company, any of their respective officers, directors or employees (in their capacity as such). All pending Legal Proceedings against the Company or any of its Subsidiaries or, to the knowledge of the Company, any of their respective directors, officers or employees (in their capacity as such) are fully covered (subject to applicable deductibles or self-insured retention amount) by a valid and fully-paid insurance policy, with the exception of any contractually required deductible or contribution by the Company. There is no outstanding Governmental Order imposed upon the Company or any of its Subsidiaries; nor are any assets of the Company’s or its Subsidiaries respective business, bound or subject to any Governmental Order.

Section 4.11   Legal Compliance.   Each of the Company and its Subsidiaries is in compliance with all applicable Laws in all material respects.

Section 4.12   Contracts; No Defaults.

(a) Section 4.12(a) of the Company Disclosure Letter contains a listing of all Contracts described in clauses (i) through (xxii) below to which, as of the date of this Agreement, the Company or any of its Subsidiaries is a party. True, correct and complete copies of the Contracts listed on Section 4.12(a) of the Company Disclosure Letter have been delivered to or made available to Acquiror or its agents or representatives, together with all amendments thereto.

(i) Any Contract with any of the Top Customers or Top Vendors;

(ii) Each note, debenture, other evidence of indebtedness, guarantee, loan, credit or financing agreement or instrument or other contract for money borrowed by the Company or any of its Subsidiaries, including any agreement or commitment for future loans, credit or financing;

(iii) Each Contract for the acquisition of any Person or any business unit thereof or the disposition of any material assets of the Company or any of its Subsidiaries (other than in the ordinary course of business), in each case, involving payments in excess of $1,000,000, other than Contracts in which the applicable acquisition or disposition has been consummated and there are no material obligations ongoing;

(iv) Each lease, rental or occupancy agreement, license, installment and conditional sale agreement, and other Contract that provides for the ownership of, leasing of, title to, use of, or any leasehold or other interest in any real or personal property and involves aggregate payments in excess of $100,000 in any calendar year;

(v) Each Contract involving the formation of a joint venture, partnership, or limited liability company;

(vi) Any Contract between the Company or any of its Subsidiaries;

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(vii) Contracts with each current officer, director, or current employee or worker of or consultant to the Company or any of its Subsidiaries, who receives annual base compensation (excluding bonus and other benefits) in excess of $200,000;

(viii) Contracts with any employee or consultant of the Company or any of its Subsidiaries that provide for change in control, retention or similar payments or benefits contingent upon, accelerated by or triggered by the consummation of the transactions contemplated by this Agreement;

(ix) Contracts containing covenants of the Company or any of its Subsidiaries prohibiting or limiting the right of the Company or any of its Subsidiaries to engage in or compete with any Person in any line of business or prohibiting or restricting the Company’s and its Subsidiaries’ ability to conduct their business in all material respects with any Person in any geographic area;

(x) Any Contracts either (x) to which the Company is a party or (y) to the knowledge of the Company, and relating to the voting of the equity interests or the election of directors, officers or managers, as applicable, of the Company or any of its Subsidiaries, or granting a right of first refusal, first offer or similar preferential right to purchase or acquire equity interests of the Company or any of its Subsidiaries;

(xi) Any collective bargaining agreement or Contract between the Company, on one hand, and any labor union, works council or other body representing employees of the Company or any of its Subsidiaries on the other hand;

(xii) Each Contract (including license agreements, coexistence agreements, and agreements with covenants not to sue) pursuant to which the Company or any of its Subsidiaries (i) grants to a third Person the right to use material Intellectual Property of the Company and its Subsidiaries, or (ii) is granted by a third Person the right to use Intellectual Property that is material to the Company and its Subsidiaries (in each case other than Contracts containing nonexclusive rights to Intellectual Property granted or received by the Company and its Subsidiaries in the ordinary course of business);

(xiii) Each Contract requiring capital expenditures after the date of this Agreement in an amount in excess of $500,000 in any calendar year;

(xiv) Any Contract that (A) grants to any third Person any “most favored nation rights” or (B) grants to any third Person price guarantees for a period greater than one year from the date of this Agreement and requires aggregate future payments to the Company or any of its Subsidiaries in excess of $100,000 per annum;

(xv) Contracts granting to any Person (other than the Company or one of its Subsidiaries) a right of first refusal, first offer or similar preferential right to purchase or acquire equity interests in the Company or any of its Subsidiaries;

(xvi) Any Contract entered into in the last twelve (12) months reflecting the settlement of any Legal Proceedings, other than (A) releases immaterial in nature or amount entered into with former employees or independent contractors of the Company or any of its Subsidiaries, in the ordinary course of business consistent with past practice with the routine cessation of such employee’s or independent contractor’s employment or service, as applicable, with the Company or any of its Subsidiaries, (B) Contracts reflecting the settlement of any Legal Proceedings in which the liability is covered by insurance, or (C) settlement Contracts for cash only (which have been paid) that do not exceed $150,000;

(xvii) Any Contract providing for liquidated or stipulated damages in excess of $1,000,000 that may become payable by the Company or any of its Subsidiaries;

(xviii) Any power of attorney or agency agreement to which the Company or any of its Subsidiaries is a party (other than powers of attorney granted to local attorneys, agents or accountants or their respective firms for the purposes of registrations, filings or corporate formation, tax filings or administration matters for corporate entities) involving any payments by the Company;

(xix) Any stockholders agreement(s) of the Company or any of its Subsidiaries;

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(xx) Contracts relating to the voting of the equity interests or the election of directors, officers or managers, as applicable, of the Company or any of its Subsidiaries;

(xxi) Any Contract providing for indemnification (including any obligation to advance funds for expenses) by the Company of the current or former directors or officers of the Company or any of its Subsidiaries; and

(xxii) Contracts involving the profit sharing of the Company or any of its Subsidiaries in excess of $100,000 in any given year.

(b) As of the date of this Agreement, all of the Contracts listed pursuant to Section 4.12(a) are (i) in full force and effect and (ii) represent the legal, valid and binding obligations of the Company or one of its Subsidiaries party thereto and, to the knowledge of the Company, represent the legal, valid and binding obligations of the counter parties thereto. Except, in each case, where the occurrence of such breach or default would not have, or would not reasonably be expected to have, a Company Material Adverse Effect, (x) the Company and its Subsidiaries have performed in all material respects all respective obligations required to be performed by them to date under such Contracts listed pursuant to Section 4.12(a) and neither the Company, any of its Subsidiaries nor, to the knowledge of the Company, any other party thereto is in material breach of or default under any such Contract, (y) as of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any claim or notice of termination or breach of or default under any such Contract, and (z) to the knowledge of the Company, no event has occurred which individually or together with other events, would reasonably be expected to result in a breach of or a default under any such Contract (in each case, with or without notice or lapse of time or both).

Section 4.13   Company Benefit Plans.

(a) Section 4.13(a) of the Company Disclosure Letter sets forth a complete list of each “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”) and any other plan, policy, program or agreement (including without limitation, any employment, severance, retention, change in control or similar agreement) providing compensation or other benefits to any current or former director, officer, individual consultant or employee, which are maintained, sponsored or contributed to by the Company or any of its ERISA Affiliates, or to which the Company or any ERISA Affiliate is a party or has or may have any liability (each, a “Company Benefit Plan”). The Company has delivered to Acquiror complete copies of (i) each Company Benefit Plan (or, if not written a written summary of its material terms), including without limitation all plan documents, trust agreements, insurance contracts or other funding vehicles and all amendments thereto, (ii) all summaries and summary plan descriptions, including any summary of material modifications (iii) the most recent annual reports (Form 5500 series) filed with the IRS with respect to such Company Benefit Plan, (iv) the most recent actuarial report or other financial statement relating to such Company Benefit Plan, and (v) the most recent determination or opinion letter, if any, issued by the IRS with respect to any Company Benefit Plan and any pending request for such a determination letter.

(b) Except as set forth on Section 4.13(b) of the Company Disclosure Letter, (i) each Company Benefit Plan has been operated and administered in material compliance with its terms and all applicable Laws, including ERISA and the Code; (ii) all contributions required to be made with respect to any Company Benefit Plan on or before the date hereof have been made and all obligations in respect of each Company Benefit Plan as of the date hereof have been accrued and reflected in the Company’s financial statements to the extent required by GAAP; and (iii) each Company Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code (A) has received a favorable determination or opinion letter as to its qualification, (B) has been established under a standardized master and prototype or volume submitter plan for which a current favorable Internal Revenue Service advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer, or (C) has time remaining under applicable Laws to apply for a determination or opinion letter or to make any amendments necessary to obtain a favorable determination or opinion letter. Each Option is exempt from the application of the provisions of Section 409A of the Code.

(c) No Company Benefit Plan is a multiemployer pension plan (as defined in Section 3(37) of ERISA) (a “Multiemployer Plan”) or other pension plan that is subject to Title IV of ERISA (“Title IV Plan”) and

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neither the Company nor any of its ERISA Affiliates has sponsored or contributed to or been required to contribute to a Multiemployer Plan or Title IV Plan at any time within the previous six (6) years. Neither the Company nor any ERISA Affiliates has incurred any withdrawal liability under Section 4201 of ERISA.

(d) With respect to the Company Benefit Plans, no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the Company, threatened, and to the knowledge of the Company, no facts or circumstances exist that would reasonably be expected to give rise to any such actions, suits or claims.

(e) No Company Benefit Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for employees or former employees of the Company or any Subsidiary for periods extending beyond their retirement or other termination of service, other than (i) coverage mandated by applicable Law, (ii) death benefits under any “pension plan,” or (iii) benefits the full cost of which is borne by the current or former employee (or his beneficiary). No condition exists that would prevent the Company or any Subsidiary from amending or terminating any Company Benefit Plan providing health or medical benefits in respect of any active employee of the Company or any Subsidiary other than limitations imposed under the terms of collective bargaining agreement.

(f) Except as set forth on Section 4.13(f) of the Company Disclosure Letter, the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event (such as termination following the consummation of the transactions contemplated hereby), (i) entitle any current or former employee, officer or other service provider of the Company or any Subsidiary to any severance pay, unemployment compensation or any other payment, except as expressly provided in this Agreement or in the Company Disclosure Letter, or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee, officer or other service provider. No amounts payable under the Company Benefit Plans will fail to be deductible for federal income tax purposes by virtue of Section 280G of the Code.

(g) With respect to each Company Benefit Plan subject to the laws of any jurisdiction outside the United States, (i) all employer contributions to each such Company Benefit Plan required by Law or by the terms of such Company Benefit Plan have been made and (ii) each such Company Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities. Each Company Benefit Plan subject to the laws of any jurisdiction outside the United States which provides retirement benefits is a defined contribution plan.

Section 4.14   Labor Relations; Employees.

(a) Except as set forth on Section 4.14(a) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, works council agreement, or any similar agreement, no such agreement is being negotiated by the Company or any of its Subsidiaries, and no labor union has requested or, to the Company’s knowledge, has sought to represent any of the employees of the Company or its Subsidiaries. There is no strike, slowdown, work stoppage, lockout or other material labor dispute involving the Company or any Subsidiary pending, or to the Company’s knowledge threatened, nor is the Company aware of any labor organization activity involving any employees of the Company or any Subsidiary.

(b) The Company and its Subsidiaries (i) are in material compliance with all applicable Laws respecting labor and employment, including obligations under the National Labor Relations Act and any notice and other requirements under the Workers’ Adjustment and Retraining Notification Act and any similar state or local law; (ii) has not committed any unfair labor practices, (iii) has no material pending or threatened claims or controversies regarding employment, terms of employment or termination of employment.

(c) To the knowledge of the Company, no employee of the Company or any of its Subsidiaries with annual base salary in excess of $200,000 intends to terminate his or her employment.

(d) The Contracts listed on Section 4.14(d) of the Company Disclosure Letter include all individual written employment, consulting, retention, change in control bonus or severance agreements to which, as of the date of this Agreement, either the Company or any of its Subsidiaries is a party with respect to any

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current employee whose base salary during the fiscal year ending December 31, 2016 exceeds $200,000 and which may not be terminated at will, or by giving notice of thirty (30) days or less, without cost or penalty. The Company has delivered or made available to Acquiror true, correct and complete copies of each such Contract, as amended to date.

(e) To the knowledge of the Company, no present or former employee or independent contractor of the Company or any of its Subsidiaries with annual base salary in excess of $200,000 is in violation of any term of any restrictive covenant, nondisclosure obligation or fiduciary duty (i) to the Company or any of its Subsidiaries or (ii) to a former employer or engager of any such individual relating to the right of any such individual to work for or provide services to the Company or any of its Subsidiaries.

(f) Neither the Company nor any of its Subsidiaries are “contractors” or “subcontractors” as defined by Executive Order 11246 or required to maintain an affirmative action plan.

Section 4.15   Taxes.

(a) All income and other material Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed (taking into account any applicable extensions), all such Tax Returns (taking into account all amendments thereto) are complete and accurate in all material respects and all income and other material Taxes due and payable (whether or not shown on any Tax Return) have been paid, other than Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP.

(b) The Company and its Subsidiaries have withheld from amounts owing to any employee, creditor or other Person all material Taxes required by Law to be withheld, and has paid over to the proper Governmental Authority in a timely manner all such withheld amounts and has otherwise complied in all material respects with all applicable withholding and related reporting requirements.

(c) There are no Liens for any Taxes (other than Permitted Liens) upon any property or assets of the Company or any of its Subsidiaries.

(d) No deficiency for any amount of Tax has been asserted or assessed by any Governmental Authority in writing against the Company or any of its Subsidiaries that remains unpaid except for deficiencies being contested in good faith and for which adequate reserves have been established in accordance with GAAP.

(e) The Company and each of its Subsidiaries is registered for the purposes of sales Tax, use Tax, transfer Taxes, value added Taxes or any similar Tax in all jurisdictions where it is required by Law to be so registered, and has complied in all material respects with all Laws relating to such Taxes.

(f) There are no ongoing or pending Actions with respect to any Taxes of the Company or any of its Subsidiaries and there are no waivers, extensions or requests for any waivers or extensions of any statute of limitations currently in effect with respect to any Taxes of the Company or any of its Subsidiaries.

(g) Neither the Company nor any of its Subsidiaries has made a request for an advance tax ruling, request for technical advice, a request for a change of any method of accounting or any similar request that is in progress or pending with any Governmental Authority with respect to any Taxes.

(h) Neither the Company nor any of its Subsidiaries is a party to any Tax indemnification or Tax sharing agreement (other than any such agreement solely between the Company and/or its existing Subsidiaries and customary commercial contracts not primarily related to Taxes).

(i) Neither the Company nor any of its Subsidiaries has been a party to any transaction treated by the parties as a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the two years prior to the date of this Agreement.

(j) Neither the Company nor any of its Subsidiaries is liable for Taxes of any other Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Tax Law or as a transferee or successor or by contract (other than customary commercial contracts not primarily related to Taxes).

(k) No written claim has been made by any Governmental Authority where the Company or any of its Subsidiaries does not file Tax Returns that it is or may be subject to taxation in that jurisdiction.

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(l) Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(m) Neither the Company nor any of its Subsidiaries is or has been a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(ii) of the Code.

(n) The Company has not been, is not, and immediately prior to the First Effective Time will not be, treated as an “investment company” within the meaning of Section 368(a)(2)(F) of the Code.

(o) Neither the Company nor any of its Subsidiaries will be required, as a result of (i) a change in accounting method for a Tax period (or a portion thereof) ending on or before the Closing Date, except as required by applicable Laws, to include any adjustment under Section 481(c) of the Code (or any similar provision of state, local or foreign Law) in taxable income for any Tax period (or portion thereof) beginning after the Closing Date or (ii) (A) any “closing agreement” described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) entered into on or before the Closing Date, (B) any installment sale or intercompany transaction described in the Treasury Regulations under Section 1502 of the Code entered into on or before the Closing Date or prepaid amount received outside the ordinary course of business on or before the Closing Date, or (C) an election pursuant to Section 108(i) of the Code (or any similar provision of state, local or foreign Law) made on or before the Closing Date, to include any material item of income or exclude any material item of deduction from Tax liability in any Tax period (or portion thereof), beginning after the Closing Date.

(p) Notwithstanding anything to the contrary herein, nothing in this Section 4.15 is or shall be construed as a representation or warranty with respect to (i) any transaction or event occurring or any Tax position that any Person may take, in each case, in respect of any Post-Closing Tax Period, or (ii) the amount, value or condition of, or any limitations on, any net operating losses, net capital losses, research and development, research and experimentation, investment, foreign or other Tax credits, basis and similar Tax assets and attributes, or the ability of Acquiror or any of its Affiliates to utilize such Tax assets and attributes in respect of any Post-Closing Tax Period.

Section 4.16   Brokers’ Fees.   Except as set forth on Section 4.16 of the Company Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by the Company, any of its Subsidiaries or any of their Affiliates.

Section 4.17   Insurance.   Section 4.17 of the Company Disclosure Letter contains a list of all material policies or binders of property, fire and casualty, product liability, workers’ compensation, and other forms of insurance held by, or for the benefit of, the Company or any of its Subsidiaries as of the date of this Agreement. True correct and complete copies of such insurance policies as in effect as of the date hereof have been made available to Acquiror.

Section 4.18   Licenses, Permits and Authorizations.   The Company and its Subsidiaries have obtained all of the licenses, approvals, consents, registrations and permits necessary under applicable Laws to permit the Company and its Subsidiaries to own, operate, use and maintain their assets in the manner in which they are now operated and maintained and to conduct the business of the Company and its Subsidiaries as currently conducted, except where the absence of any such license, approval, consent, registration or permit would not, or would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. Each Permit held by the Company or any of its Subsidiaries, is valid, binding and in full force and effect. Neither the Company nor any of its Subsidiaries is in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a material default or violation) in any material respect of any term, condition or provision of any Permit to which it is a party.

Section 4.19   Equipment and Other Tangible Property.

(a) All material personal property and leased personal property assets of the Company and its Subsidiaries are structurally sound and in good operating condition and repair (ordinary wear and tear expected) and are suitable for their present uses.

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(b) The tangible and real property assets owned by or leased to the Company and its Subsidiaries as of the date of this Agreement, constitute substantially all tangible and real property assets necessary to operate the business in substantially the same manner and scope as the business (i) has been conducted during the previous twelve (12) months and (ii) is operated as of the date hereof and immediately prior to the Closing.

Section 4.20   Real Property.

(a) Neither the Company nor any of its Subsidiaries own any real property.

(b) Section 4.20(b) of the Company Disclosure Letter sets forth a true, accurate and complete list, as of the date of this Agreement, of all Leased Real Property and all Real Property Leases (as hereinafter defined) pertaining to such Leased Real Property. With respect to each parcel of Leased Real Property:

(i) The Company or one of its Subsidiaries holds a valid and existing leasehold estate in, and enjoys peaceful and undisturbed possession of, such Leased Real Property, free and clear of all Liens, except for Permitted Liens.

(ii) The Company or its applicable Subsidiary is in material compliance with all laws, rules, regulations and ordinances related to the business as it is currently conducted on such Leased Real Property.

(iii) The Company and its Subsidiaries are in material compliance with all Liens, encumbrances, easements, restrictions, and other matters of record affecting the Leased Real Property, and neither the Company nor any of its Subsidiaries has received any notice alleging any default under any of such Liens, encumbrances, easements, restrictions, or other matters. The Company’s and its Subsidiaries’, as applicable, possession and quiet enjoyment of the Leased Real Property under such Real Property Leases has not been materially disturbed, and to the knowledge of the Company, there are no material disputes with respect to such Real Property Leases.

(iv) The Company and its Subsidiaries have delivered to Acquiror true, correct and complete copies of all leases, lease guaranties, subleases, agreements for the leasing, use or occupancy of, or otherwise granting a right in or relating to the Leased Real Property, including all amendments, terminations and modifications thereof (collectively, the “Real Property Leases”), and none of such Real Property Leases have been modified in any material respect, except to the extent that such modifications are disclosed by the copies delivered to Acquiror; and there are no other lease agreements for real property affecting the Leased Real Property or to which any of the Company or its Subsidiaries is bound; and all such Real Property Leases are, and shall be, in full force and effect and valid and binding, and enforceable in accordance with their respective terms. The Company or a Subsidiary owns all of the lessee’s or tenant’s interest under the Real Property Leases and has not assigned, pledged or otherwise hypothecated any such interest. The Company and its Subsidiaries are in material compliance with the terms of all of the Real Property Leases, and there are no breaches or defaults under the Real Property Leases by the Company or its Subsidiaries, or, to the knowledge of the Company, the lessor or landlord thereunder, and there are no events which with the passage of time or notice, or both, would constitute a monetary default or material non-monetary breach or default on the part of the Company or a Subsidiary, or, to the knowledge of the Company, any other party to the Real Property Leases. Neither the Company nor any Subsidiary has received any notice alleging any monetary default or material non-monetary breach or default that is ongoing under any of the Real Property Leases. Except as described on Section 4.20(b)(iv) of the Company Disclosure Letter, the consummation of the transactions provided for herein will not create or constitute a default or event of default under any Real Property Lease or require the consent of any other party to any such lease to avoid a default or event of default.

(v) As of the date of this Agreement, no party, other than the Company or a Subsidiary, has any right to use or occupy the Leased Real Property or any portion thereof, whether as tenants, subtenants, trespassers or otherwise.

(vi) No third party has a right to acquire any interest in the Leased Real Property.

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(vii) There are no eminent domain or similar proceedings pending or, to the Company’s knowledge, threatened affecting any portion of the Leased Real Property. There is no writ, injunction, decree, order or judgment outstanding, nor any action claim, suit or proceeding pending or, to the Company’s knowledge, threatened, relating to the ownership, lease, use, occupancy or operation by any Person of the Leased Real Property.

(viii) The Leased Real Property is in good condition and repair and is sufficient for the uses in which such property is presently employed.

Section 4.21   Intellectual Property.

(a) Section 4.21(a) of the Company Disclosure Letter lists each item of registered and applied-for with a Governmental Authority, Intellectual Property owned by the Company or any of its Subsidiaries as of the date of this Agreement, whether applied for or registered in the United States or internationally as of the date of this Agreement (“Company Registered Intellectual Property”). The Company or one of its Subsidiaries is the sole and exclusive beneficial and record owner of all of the Company Registered Intellectual Property items set forth in Section 4.21(a) of the Company Disclosure Letter, and, to the knowledge of the Company, all such Company Registered Intellectual Property is subsisting, valid, and enforceable.

(b) The Company and its Subsidiaries are not interfering with, infringing upon, misappropriating or otherwise violating any Intellectual Property of any third Person, except for any interference, infringement, misappropriation or other violation that would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and there is no claim, action, suit or proceeding pending to which the Company or any of its Subsidiaries is a named party, or to the Company’s knowledge, threatened, alleging the Company’s or its Subsidiaries’ interference, infringement, misappropriation or other violation of any Intellectual Property of any third Person. There are no orders, writs, injunctions, or decrees to which the Company or any of its Subsidiaries is subject with respect to any material Intellectual Property.

(c) Except as set forth on Section 4.21(c) of the Company Disclosure Letter, to the knowledge of the Company as of the date of this Agreement (i) no Person is interfering with, infringing upon, misappropriating or otherwise violating any Intellectual Property of the Company or any of its Subsidiaries in any material respect, and (ii) the Company and its Subsidiaries have not sent to any Person in the past two (2) years any written notice, charge, complaint, claim or other written assertion against such third Person claiming infringement or violation by or misappropriation of any Intellectual Property of the Company or any of its Subsidiaries.

(d) The Company and its Subsidiaries take reasonable measures to protect the confidentiality of trade secrets and other material confidential or proprietary information, know-how and processes. To the knowledge of the Company, there has not been any unauthorized disclosure of or unauthorized access to any trade secrets or other material confidential or proprietary information, know-how and processes of the Company or any of its Subsidiaries to or by any Person in a manner that has resulted or may result in the misappropriation of, or loss of trade secret or other rights in and to, such information, know-how or processes, except as would not result in a Company Material Adverse Effect.

(e) The Company and its Subsidiaries are in compliance with applicable Law, as well as their own policies, relating to privacy, data protection, and the collection and use of personal information collected, used, or held for use by the Company and its Subsidiaries, and, there are no claims pending to which the Company or any of its Subsidiaries is a named party or, to the knowledge of the Company, threatened in writing against the Company or its Subsidiaries alleging a violation of any third Person’s privacy or personal information rights. There have been no material security breaches in the information technology systems of the Company and its Subsidiaries or, to the knowledge of the Company, the information technology systems of third Persons to the extent used by or on behalf of the Company and its Subsidiaries, and, to knowledge of the Company as of the date of this Agreement, there have been no disruptions in any information technology systems that materially adversely affected the Company’s and its subsidiaries’ business or operations. With respect to the software used or held for use in the business of the Company and its Subsidiaries, to the knowledge of the Company, no such software contains any undisclosed or hidden device or feature designed to disrupt, disable, or otherwise impair the functioning of any software

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or any “back door,” “time bomb”, “Trojan horse,” “worm,” “drop dead device,” or other malicious code or routines that permit unauthorized access or the unauthorized disablement or erasure of such or other software or information or data (or any parts thereof) of the Company or its Subsidiaries or customers of the Company and its Subsidiaries.

Section 4.22   Environmental Matters.   Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(a) The Company and its Subsidiaries are and, during the last five years, have been in compliance with all Environmental Laws;

(b) There has been no release of any Hazardous Materials by the Company or its Subsidiaries at, in, on or under any Leased Real Property or in connection with the Company’s or its Subsidiaries’ operations off-site of the Leased Real Property or, to the knowledge of the Company, at, in, on or under any formerly owned or leased real property during the time that the Company owned or leased such property;

(c) Neither the Company nor its Subsidiaries is subject to any current Governmental Order relating to any non-compliance with Environmental Laws by the Company or its Subsidiaries or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of hazardous materials; and

(d) No Action is pending or threatened with respect to the Company’s or its Subsidiaries’ compliance with or liability under Environmental Laws.

Section 4.23   Absence of Changes.

(a) Except as set forth on Section 4.23(a) of the Company Disclosure Letter, from the date of the most recent balance sheet included in the Financial Statements to the date of this Agreement, there has not been any, Company Material Adverse Effect.

(b) Except as set forth on Section 4.23(b) of the Company Disclosure Letter, from the date of the most recent balance sheet included in the Financial Statements through the date of this Agreement, the Company and its Subsidiaries have, in all material respects, conducted their business and operated their properties in the ordinary course of business consistent with past practice.

Section 4.24   Related Party Transactions.   Except as set forth in Section 4.24 of the Company Disclosure Letter, there are no transactions, Contracts, agreements, arrangements or understandings or series of related transactions, Contracts, agreements, arrangements or understandings (each, a “Related Party Transaction”), nor are there any of the foregoing currently proposed, that (if proposed but not having been consummated or executed, if consummated or executed) would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The Company has made available to Acquiror copies of each Contract or other relevant documentation (including any amendments or modifications thereto) available as of the date of this Agreement with respect to each Related Party Transaction.

Section 4.25   Anti-Corruption Compliance.

(a) Since June 1, 2012, neither the Company nor any of its Subsidiaries has offered or given, and to the knowledge of the Company, no Person has offered or given on behalf of the any of the Company or any of its Subsidiaries, anything of value to: (i) any official, member, employer or customer of a Governmental Authority, any political party or official thereof, or any candidate for political office or (ii) any other Person, in any such case while knowing or having reason to know that all or a portion of such money or thing of value may be offered, given or promised, directly or indirectly, to any customer, member of the government or candidate for political office, in each case in violation of the Anti-Bribery Laws.

(b) Each of the Company and its Subsidiaries, have instituted and maintain policies and procedures reasonably designed to ensure compliance in all material respects with the Anti-Bribery Laws.

(c) To the knowledge of the Company, as of the date hereof, there are no current or pending internal investigations, third party investigations (including by any Governmental Authority), internal or external audits, or internal or external reports that address any material allegations or information concerning possible material violations of the Anti-Bribery Laws related to the Company or any of its Subsidiaries.

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Section 4.26   Indebtedness.   Section 4.26 of the Company Disclosure Letter sets forth, as of the date of this Agreement, all Indebtedness of the Company and its Subsidiaries, except for Indebtedness in amounts that are not individually, or in the aggregate, in excess of $1,000,000.

Section 4.27   Internal Controls.   The Company and its Subsidiaries have established and maintained a system of internal accounting controls over financial reporting. Such internal accounting controls are sufficient to provide reasonable assurance regarding the reliability of the Company and its Subsidiaries’ financial reporting and the preparation of Financial Statements for external purposes in accordance with GAAP, as applicable. The Company has made available to Acquiror all known information related to fraud or suspected fraud which affects the Company or any of its Subsidiaries or any material deficiencies identified in its internal controls process, whether or not the Company has disclosed such information to the Company and its Subsidiaries’ auditors relating to any fraud affecting the Company or a Subsidiary, from January 1, 2012 to the date of this Agreement.

Section 4.28   Information Supplied.   None of the information supplied or to be supplied by the Company or any of its Subsidiaries specifically for inclusion in the Registration Statement will, at the date on which the Joint Proxy Statement/Registration Statement is first mailed to Acquiror’s stockholders or at the time of the Acquiror Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.29   Customer and Suppliers.

(a) Section 4.29(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, the top seventy-five (75) customers, and top ten (10) vendors, in each case based on the aggregate dollar value of the Company’s transaction volume with such counterparty during the trailing twelve months for the period ending March 31, 2017 (each such group of Persons, respectively, the “Top Customers” and the “Top Vendors”)

(b) Except as set forth on Section 4.29(b) of the Company Disclosure Letter, during the six months prior to the date of this Agreement, none of the Top Customers or Top Vendors has informed in writing any of the Company or any of its Subsidiaries that it will, or, to the knowledge of the Company, has threatened to, terminate, cancel, or, other than in the ordinary course of business, materially limit or materially and adversely modify any of its existing or planned business with the Company or any of its Subsidiaries (other than due to the expiration of an existing contractual arrangement), and to the knowledge of the Company, none of the Top Customers or Top Vendors is otherwise involved in or threatening, a material dispute against the Company or its Subsidiaries.

(c) Except as set forth on Section 4.29(b) of the Company Disclosure Letter, since January 1, 2012, neither the Company nor any of its Subsidiaries has suffered any material shortage, cessation or interruption of operations or the provision of any services as a result of conduct by any Top Vendors.

Section 4.30   Capital Expenditures.   Section 4.30 of the Company Disclosure Letter identifies, as of the date of this Agreement, all quarterly budgeted capital expenditures of the Company and its Subsidiaries anticipated through December 31, 2017. There are no deferred or unfunded capital expenditures that are required for the operation of the Company and its Subsidiaries in the ordinary course of business.

Section 4.31   No Additional Representation or Warranties   Except as provided in this Article IV, neither the Company nor any of its Affiliates, nor any of their respective directors, officers, employees, stockholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to Acquiror or Merger Sub or their Affiliates and no such party shall be liable in respect of the accuracy or completeness of any information provided to Acquiror or Merger Sub or their Affiliates. Without limiting the foregoing, Acquiror and Merger Sub acknowledge that Acquiror, together with its advisors, has made its own investigation of the Company and its Subsidiaries and is not relying on any implied warranties or upon any representation or warranty whatsoever as to the prospects (financial or otherwise) or the viability or likelihood of success of the business of the Company and its Subsidiaries as conducted after the Closing, as contained in any materials provided by the Company or any of its Affiliates or any of their respective directors, officers, employees, shareholders, partners, members or representatives or otherwise. For the purposes herein, any information provided to, or made available to, Acquiror or Merger Sub by

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the Company and its Subsidiaries shall include any and all information that may be contained or posted prior to 5:00 p.m. (New York Time) two Business Days prior to the execution of this Agreement in the electronic data room established by the Company or its representatives in connection with the transactions contemplated by this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND MERGER SUB

Except, in the case of Acquiror, as set forth in (i) any Acquiror SEC Reports (excluding any disclosures in any risk factors section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimer and other disclosures that are generally cautionary, predictive or forward-looking in nature), or (ii) in the disclosure letter delivered by Acquiror and Merger Sub to the Company (the “Acquiror Disclosure Letter”) on the date of this Agreement (each section of which, subject to Section 13.9, qualifies the correspondingly numbered and lettered representations in this Article V), Acquiror and Merger Sub represent and warrant to the Company as of the date of this Agreement as follows:

Section 5.1   Corporate Organization.   Each of Acquiror and Merger Sub has been duly incorporated and is validly existing as a corporation in good standing (or equivalent status, to the extent that such concept exists) under the laws of its jurisdiction of organization or formation, and has the corporate power and authority to own or lease all of its properties and assets and to conduct its business as it is now being conducted The copies of the amended and restated memorandum and articles of association of Acquiror and the certificate of organization of Merger Sub, in each case, as amended to the date of this Agreement, previously delivered by Acquiror to the Company, are true, correct and complete. Merger Sub has no assets or operations other than those required to effect the transactions contemplated by this Agreement. All of the capital stock of Merger Sub is held directly by Acquiror. Each of Acquiror and Merger Sub is duly licensed or qualified and in good standing as a foreign corporation in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified would not reasonably be expected to have an Acquiror Material Adverse Effect.

Section 5.2   Due Authorization.   Each of Acquiror and Merger Sub has all requisite corporate power and authority to (a) execute and deliver this Agreement, and (b) consummate the transactions contemplated hereby and perform all obligations to be performed by it hereunder (assuming, if such consummation and performance, as applicable, would occur after May 26, 2017, that the Acquiror Extension Approval has been obtained). The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been (i) duly and validly authorized and approved by the Board of Directors of Acquiror and Merger Sub, respectively and (ii) determined by the Board of Directors of Acquiror as advisable to Merger Sub and its stockholder, and Acquiror and its stockholders. No other corporate proceeding on the part of Acquiror or Merger Sub is necessary to authorize this Agreement (other than in the case of Transaction Proposals, the Acquiror Shareholder Approval). The Board of Directors of Acquiror has duly adopted resolutions to recommend approval of this Agreement by the shareholders of Acquiror. This Agreement has been duly and validly executed and delivered by each of Acquiror and Merger Sub, and this Agreement constitutes a legal, valid and binding obligation of each of Acquiror and Merger Sub, enforceable against Acquiror and Merger Sub in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

Section 5.3   No Conflict.   Subject to the Acquiror Extension Approval and the Acquiror Shareholder Approval, the execution and delivery of this Agreement by Acquiror and Merger Sub and the consummation of the transactions contemplated hereby do not and will not (a) violate or conflict with any provision of, or result in the breach of or default under the certificate of incorporation, bylaws or other organizational documents of Acquiror or any Subsidiary of Acquiror (including Merger Sub), (b) violate or conflict with any provision of, or result in the breach of or default under any applicable Law or Governmental Order (nor with respect to any Governmental Order, give any Person the right to obtain any relief or exercise any remedy thereunder), (c) violate or conflict with any provision of, or result in the breach of or default under any agreement, indenture or other instrument to which Acquiror or any Subsidiary of Acquiror (including Merger Sub) is a party or by which Acquiror or any Subsidiary of Acquiror (including Merger Sub) may be bound, or terminate or result in the termination of any such agreement, indenture or instrument, or (d) result in the creation of any Lien upon any of the properties or assets of Acquiror or any Subsidiary of Acquiror (including Merger Sub) or constitute an event that, after notice or lapse of time or both,

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would reasonably be expected to result in any such violation, conflict, default, breach, termination or creation of a Lien, except in the case of clauses (b) through (d), to the extent that the occurrence of the foregoing would not have, or would not reasonably be expected to have, individually or in the aggregate, an Acquiror Material Adverse Effect.

Section 5.4   Litigation and Proceedings; Compliance with Laws.   There are no pending or, to the knowledge of Acquiror, threatened Legal Proceedings against Acquiror or Merger Sub or any of its Subsidiaries or, to the knowledge of Acquiror, any of their respective directors, officers or employees (in their capacity as such). There are no investigations or other inquiries are pending or, to the knowledge of Acquiror, threatened by any Governmental Authority, against Acquiror or Merger Sub or any of its Subsidiaries, or, to the knowledge of Acquiror, any of their respective officers, directors or employees (in their capacity as such). There is no outstanding Governmental Order imposed upon Acquiror or Merger Sub or any of its Subsidiaries; nor are any assets of Acquiror’s or its Subsidiaries respective business, bound or subject to any Governmental Order that individually or in the aggregate would reasonably be expected to have an Acquiror Material Adverse Effect. Each of Acquiror, Merger Sub and their Subsidiaries are, and since the date of their respective incorporations have been, in compliance with all applicable Laws in all material respects.

Section 5.5   SEC Filings.   Acquiror has timely filed or furnished all statements, prospectuses, registration statements, forms, reports and documents required to be filed by it with the SEC since May 20, 2015 and made publicly available at least two (2) Business Days prior to the date of this Agreement, pursuant to the Exchange Act or the Securities Act (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, the “Acquiror SEC Reports”). Each of the Acquiror SEC Reports, as of the respective date of its filing, and as of the date of any amendment, complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder applicable to the Acquiror SEC Reports. As of the respective date of its filing, the Acquiror SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Acquiror SEC Reports.

Section 5.6   Internal Controls; Listing; Financial Statements.

(a) Except as not required in reliance on exemptions from various reporting requirements by virtue of Acquiror’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the Jumpstart our Business Startups Act of 2012 (“JOBS Act”), (i) Acquiror has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to Acquiror, including its consolidated Subsidiaries, is made known to Acquiror’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared and (ii) since May 20, 2015, Acquiror and its Subsidiaries have established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of Acquiror’s financial reporting and the preparation of Acquiror’s financial statements for external purposes in accordance with GAAP.

(b) Each director and executive officer of Acquiror has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act and the rules and regulations promulgated thereunder. Acquiror has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(c) Since May 20, 2015, Acquiror has complied in all material respects with the applicable listing and corporate governance rules and regulations of NASDAQ. The issued and outstanding shares of Acquiror Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on NASDAQ. There is no Legal Proceeding pending or, to the knowledge of Acquiror, threatened against Acquiror by NASDAQ or the SEC with respect to any intention by such entity to deregister the Acquiror Common Stock or prohibit or terminate the listing of Acquiror Common Stock on NASDAQ. Acquiror has taken no action that is designed to terminate the registration of Acquiror Common Stock under the Exchange Act.

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(d) The Acquiror SEC filings contain true and complete copies of the (i) audited consolidated balance sheet as of December 31, 2016, and statement of operations, cash flow and shareholders’ equity of Acquiror and its Subsidiaries for the period commencing from its date of incorporation through December 31, 2016, together with the auditor’s reports thereon, and (ii) unaudited consolidated balance sheet and statements of operations, cash flow and shareholders’ equity of Acquiror and its Subsidiaries for the periods ended March 31, 2016, June 30, 2016 and September 30, 2016 ((i) and (ii) together, the “Acquiror Financial Statements”). Except as disclosed in the Acquiror SEC filings, the Acquiror Financial Statements present (i) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended, (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), and (iii) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof. The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements.

(e) The audited consolidated financial statements and unaudited consolidated interim financial statements of Acquiror included or incorporated by reference in the Acquiror SEC filings fairly present in all material respects, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of Acquiror and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end audit adjustments in the case of any unaudited interim financial statements).

Section 5.7   Governmental Authorities; Consents.   Assuming the truth and completeness of the representations and warranties of the Company contained in this Agreement, no consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority or other Person is required on the part of Acquiror or Merger Sub with respect to Acquiror or Merger Sub’s execution or delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) applicable requirements of the HSR Act or any similar foreign antitrust Law and (ii) as otherwise disclosed on Section 5.7 of the Acquiror Disclosure Letter.

Section 5.8   Sponsor Backstop.   Acquiror has delivered to the Company a true, correct and complete copy of the Equity Commitment Letter, dated as of the date hereof, by and between Acquiror and Sponsor (the “Equity Commitment Letter”).

Section 5.9   Trust Account.   Acquiror has (and will have immediately prior to Closing (assuming no Acquiror Common Shares are redeemed pursuant to the Acquiror Share Redemptions)) at least $172,500,000 in the account established by Acquiror for the benefit of its public stockholders at the Trustee (the “Trust Account”) (excluding an aggregate of approximately $6,000,000 of deferred underwriting commissions and other fees being held in the Trust Account), such monies invested in United States government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act and held in trust by Continental Stock Transfer & Trust Company (the “Trustee”) pursuant to that certain Investment Management Trust Agreement, dated as of May 19, 2015, between Acquiror and Trustee (the “Trust Agreement”). There are no separate Contracts, side letters or other arrangements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the Acquiror SEC Reports to be inaccurate or that would entitle any Person (other than shareholders of Acquiror holding Acquiror Common Shares sold in Acquiror’s initial public offering who shall have elected to redeem their shares of Acquiror Common Stock pursuant to the Acquiror Governing Documents) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released. There are no proceedings pending or, to the knowledge of Acquiror, threatened with respect to the Trust Account.

Section 5.10   Investment Company Act; JOBS Act.   Acquiror is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act. Acquiror constitutes an “emerging growth company” within the meaning of the JOBS Act.

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Section 5.11   Absence of Changes.   Since the date of Acquiror’s incorporation, (a) there has not been any Acquiror Material Adverse Effect and (b) except as set forth in Section 5.11 of the Acquiror Disclosure Letter, Acquiror and its Subsidiaries have, in all material respects, conducted their business and operated their properties in the ordinary course of business consistent with past practice.

Section 5.12   No Undisclosed Liabilities.   Except for any fees and expenses payable by Acquiror or any of its Subsidiaries as a result of or in connection with the consummation of the transactions contemplated hereby, there is no liability, debt or obligation of or claim or judgment against Acquiror or any of its Subsidiaries, (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, or due or to become due), except for liabilities and obligations (i) reflected or reserved for on the financial statements or disclosed in the notes thereto included in Acquiror SEC Reports or (ii) that have arisen since the date of the most recent balance sheet included in the Acquiror SEC Reports in the ordinary course of the operation of business of Acquiror and its Subsidiaries which do not exceed $75,000 individually or $750,000 in the aggregate.

Section 5.13   Capitalization of Acquiror.

(a) As of the date hereof, the authorized share capital of Acquiror consists of (i) 400,000,000 Acquiror Common Shares, of which 21,562,500 shares are issued and outstanding as of the date of this Agreement, and (ii) 20,000,000 preferred shares (“Acquiror Preferred Shares”) of par value $.0001 each, of which no shares are issued and outstanding as of the date of this Agreement ((i) and (ii) collectively, the “Acquiror Securities”). Without giving effect to the Sponsor Equity Backstop or any third party equity financing to Acquiror contingent upon the Closing, as of immediately prior to Closing, Acquiror shall have 21,562,500 shares of Acquiror Common Stock issued and outstanding, and no Acquiror Preferred Shares issued and outstanding. All Acquiror Securities have been duly authorized and validly issued, fully paid and nonassessable and issued in compliance with all applicable state and federal securities Laws and is not subject to, or issued in violation of, any Lien, purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under applicable Law, the Acquiror Governing Documents or any Contract to which Acquiror is a party or otherwise bound.

(b) The Acquiror Warrants are, and after giving effect to the First Merger will be, exercisable for one share of Acquiror Common Stock at an exercise price of eleven Dollars and fifty cents ($11.50) per share. As of the date hereof, 14,687,500 Acquiror Warrants are outstanding. No Acquiror Warrants are exercisable until the Closing. All outstanding Acquiror Warrants have been duly authorized and validly issued, are fully paid and were issued in compliance with all applicable federal and state securities Laws and are not subject to, and were not issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Acquiror Governing Documents or any Contract to which Acquiror is a party or by which it is bound. Except for the IPO Repurchase (as defined in the Acquiror Governing Documents), there are no outstanding Contracts of Acquiror to repurchase, redeem or otherwise acquire any Acquiror Securities.

(c) Except as set forth in this Section 5.13 or with respect to any Acquiror Common Shares issued as part of any third party equity financing to Acquiror contingent upon the Closing or in connection with the Sponsor Equity Backstop, Acquiror has not granted any outstanding options, stock appreciation rights, warrants, rights or other securities convertible into or exchangeable or exercisable for Acquiror Securities, or any other commitments or agreements providing for the issuance of additional shares, the sale of treasury shares, for the repurchase or redemption of any Acquiror Securities or the value of which is determined by reference to the Acquiror Securities, and there are no Contracts of any kind which may obligate Acquiror to issue, purchase, redeem or otherwise acquire any of its Acquiror Securities.

(d) The Merger Consideration and the Acquiror Common Shares, when issued in accordance with the terms hereof, shall be duly authorized and validly issued, fully paid and nonassessable and issued in compliance with all applicable state and federal securities Laws and not subject to, and not issued in violation of, any Lien, purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of applicable Law, the Acquiror Governing Documents or any Contract to which Acquiror is a party or otherwise bound.

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(e) Acquiror has no Subsidiaries, apart from Merger Sub, and does not own, directly or indirectly, any equity interests or other interests or investments (whether equity or debt) in any Person, whether incorporated or unincorporated. Acquiror is not party to any Contract that obligates Acquiror to invest money in, loan money to or make any capital contribution to any other Person.

Section 5.14   Brokers’ Fees.   Except fees described on Section 5.14 of the Acquiror Disclosure Letter (which fees shall be the sole responsibility of Acquiror), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by Acquiror or any of its Affiliates.

Section 5.15   Indebtedness.   Acquiror has no Indebtedness.

Section 5.16   Solvency; First-Step Surviving Corporation and Surviving Corporation After the Mergers.   None of Acquiror or Merger Sub is entering into this Agreement or the transactions contemplated hereby with the actual intent to hinder, delay or defraud either present or future creditors of Acquiror or any of its Affiliates. Assuming that the representations and warranties of the Company contained in this Agreement are true and correct in all material respects, and after giving effect to the First Merger, at and immediately after the First Effective Time, each of Acquiror, the First-Step Surviving Corporation and the Surviving Corporation and its Subsidiaries (i) will be solvent (in that both the fair value of its assets will not be less than the sum of its debts and that the present fair saleable value of its assets will not be less than the amount required to pay its probable liability on its recourse debts as they mature or become due); (ii) will have adequate capital and liquidity with which to engage in its business and all businesses in which it is about to engage; and (iii) will not have incurred and does not plan to incur debts beyond its ability to pay as they mature or become due.

Section 5.17   No Outside Reliance; Acquisition for Investment.   Notwithstanding anything contained in this Article V or any other provision hereof, each of Acquiror and Merger Sub acknowledge and agree that neither the Company nor any of its Affiliates, agents or representatives is making any representation or warranty whatsoever, express or implied, beyond those expressly given in Article IV, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company or any of its Subsidiaries, and each of Acquiror and Merger Sub specifically disclaims that it is relying upon or has relied upon any representations or warranties beyond those expressly given in Article IV that may have been made by any Person, and acknowledges and agrees that the Company has specifically disclaimed and does hereby specifically disclaim any such other representation or warranty made by any Person; provided, however, the foregoing shall not relieve any party for any liability with respect to fraud.

Section 5.18   No Additional Representation or Warranties.   Except as provided in this Article V, neither Acquiror nor Merger Sub nor any their respective Affiliates, nor any of their respective directors, officers, employees, stockholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to the Company or Holder Representative or their Affiliates and no such party shall be liable in respect of the accuracy or completeness of any information provided to the Company or Holder Representative or their Affiliates. Without limiting the foregoing, the Company or Holder Representative acknowledge that the Company or Holder Representative, together with their respective advisors, have made their own investigation of Acquiror, Merger Sub and their respective Subsidiaries and is not relying on any implied warranties or upon any representation or warranty whatsoever as to the prospects (financial or otherwise) or the viability or likelihood of success of the business of Acquiror, Merger Sub and their respective Subsidiaries as conducted after the Closing, as contained in any materials provided by Acquiror, Merger Sub or any of their Affiliates or any of their respective directors, officers, employees, shareholders, partners, members or representatives or otherwise. For the purposes herein, any information provided to, or made available to, the Company or Holder Representative by Acquiror, Merger Sub and their respective Subsidiaries shall include any and all information that may be contained or posted prior to 5:00 p.m. (New York Time) two Business Days prior to the execution of this Agreement.

ARTICLE VI

COVENANTS OF THE COMPANY

Section 6.1   Conduct of Business.   From the date of this Agreement through the earlier of the Closing or valid termination of this Agreement pursuant to Article X, the Company shall, and shall cause its Subsidiaries to, except as contemplated by this Agreement or as consented to by Acquiror in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), operate its business in the ordinary course and substantially

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in accordance with past practice. Without limiting the generality of the foregoing, except as set forth on Section 6.1 of the Company Disclosure Letter or as consented to by Acquiror in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), the Company shall not, and the Company shall cause its Subsidiaries not to, except as otherwise contemplated by this Agreement:

(a) materially change or amend the certificate of incorporation, bylaws or other organizational documents of the Company or any of its Subsidiaries, except as otherwise required by Law;

(b) (i) make or declare any dividend or distribution to the stockholders of the Company or make any other distributions in respect of any of the Company’s or any of its Subsidiary’s capital stock, except for dividends by any of the Company’s wholly-owned Subsidiaries made in the ordinary course, (ii) split, combine, reclassify, recapitalize or otherwise amend any terms of any shares or series of the Company’s or any of its Subsidiary’s capital stock or (iii) purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, membership interests or other equity interests of the Company or its Subsidiaries;

(c) materially adversely modify or terminate (other than expiration in accordance with its terms, if allowing such Contract to expire is in the ordinary course of business) any Contract of a type required to be listed on Section 4.12 of the Company Disclosure Letter or any Real Property Lease, except in the ordinary course of business;

(d) sell, assign, transfer, convey, lease or otherwise dispose of any material assets or properties, including, without limitation, the Leased Real Property, except in the ordinary course of business;

(e) acquire any ownership interest in any real property;

(f) except as otherwise required by Law, existing Company Benefit Plans or the Contracts listed on Section 4.12 of the Company Disclosure Letter, or (except with respect to clause (iv) below) in the ordinary course of business consistent with past practice (i) take any action with respect to the grant of any severance, retention, change in control or termination or similar pay (ii) make any material change in the key management structure of the Company or any of its Subsidiaries, including the hiring of additional officers or the termination of existing officers, (iii) terminate, adopt, enter into or materially amend any Company Benefit Plan other than in the ordinary course of business; (iv) increase the compensation, bonus opportunity or other remuneration of any employee, officer, director or other service provider, except, with respect to any employee, officer, director or service provider of the Company or any of its Subsidiaries whose annual base salary does not exceed $200,000, for increases in the ordinary course of business; (v) establish any trust or take any other action to secure the payment of any compensation; (vi) take any action to accelerate the time of payment or vesting of any compensation or benefit or (vii) amend the terms of any Option or grant any severance, change in control, retention or similar payment or benefits;

(g) acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all of the assets of, any corporation, partnership, association, joint venture or other business organization or division thereof;

(h) make any material loans or material advances to any Person, except for advances to employees or officers of the Company or any of its Subsidiaries for expenses incurred in the ordinary course of business;

(i) except as required by applicable Law, (A) change any Tax accounting methods, (B) make, revoke or amend any material Tax election, (C) enter into any closing agreement in respect of Taxes, (D) settle or compromise any material Tax liability of the Company or any of its Subsidiaries, (E) make or surrender any right to claim a refund of Taxes or (F) consent to any waiver or extension of the statute of limitations applicable to any material Taxes or any Tax Return;

(j) incur or assume any Indebtedness or guarantee any Indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any Subsidiary or guaranty any debt securities of another Person, other than any Indebtedness or guarantee (x) incurred in the ordinary course of business or (y) incurred between the Company and any of its wholly-owned Subsidiaries or between any of such wholly-owned Subsidiaries;

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(k) discharge any secured or unsecured obligation or liability (whether accrued, absolute, contingent or otherwise) which individually or in the aggregate exceed $250,000, except as otherwise contemplated by this Agreement or as such obligations become due;

(l) issue any additional shares of Common Stock or securities exercisable for or convertible into Common Stock other than in connection with the exercise of Options outstanding on the date hereof or grant any additional stock equity or equity-based compensation;

(m) form or cause to be formed any new Subsidiary of the Company;

(n) waive, release, assign, settle, compromise or otherwise resolve any material investigation, claim (excluding customer claims in the ordinary course of business that have not resulted in litigation), action, litigation or other legal proceedings, except where such waivers, releases, assignments, settlements or compromises involve only the payment of monetary damages in an amount less than $250,000 per individual claim or $2,000,000 in the aggregate (as well as related non-substantive incidental provisions and other remedies or obligations that are not material in the context of the applicable resolution) or are covered by insurance; however, under no circumstances shall the Company settle or otherwise resolve the Legal Proceedings set forth in Section 4.10 without prior written consent from Acquiror;

(o) grant to or acquire from, or agree to grant to or acquire from, any Person Intellectual Property that is material to the Company and its Subsidiaries, other than in the ordinary course of business and consistent with past practice, or dispose of, abandon or permit to lapse any rights to any material Intellectual Property of the Company and its Subsidiaries except in the ordinary course of business consistent with past practice, and, other than in the ordinary course of business and pursuant to obligations to maintain the confidentiality thereof, disclose or agree to disclose to any Person (other than Acquiror or any of its representatives) any trade secret or any other material confidential or proprietary information, know-how or process of the Company or any of its Subsidiary;

(p) make or commit to make capital expenditures (which for the avoidance of doubt shall not include capital leases) other than as set forth on Section 4.30 of the Company Disclosure Letter; or

(q) enter into any collective bargaining agreement or similar agreement, other than as required by applicable Law; or

(r) (i) limit in any material respect the right of the Company or any of its Subsidiaries to engage in any line of business or in any geographic area, to develop, market or sell products or services, or to compete with any Person or (ii) grant any exclusive or similar rights to any Person;

(s) pay accounts payable prior to the stated maturity (other than for a valid and legitimate business reason) or discharge any obligor from its obligations under any account receivable other than upon payment in full of all amounts payable thereunder (other than for a valid and legitimate business reason);

(t) enter into any agreement, or otherwise become obligated, to do any action prohibited under this Section 6.1.

Section 6.2   Inspection.   Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to the Company or any of its Subsidiaries by third parties that may be in the Company’s or any of its Subsidiaries’ possession from time to time, and except for any information that is subject to attorney-client privilege or other privilege from disclosure (provided that, to the extent possible, the parties shall cooperate in good faith to permit disclosure of such information in a manner that preserves such privilege), the Company shall, and shall cause its Subsidiaries to, afford to Acquiror and its accountants, counsel and other representatives reasonable access (including for the purpose of coordinating transition planning for employees), during normal business hours, in such manner as to not interfere with the normal operation of the Company and its Subsidiaries, to all of their respective properties, books, contracts, commitments, Tax Returns, records and appropriate officers and employees of the Company and its Subsidiaries, and shall furnish such representatives with all financial and operating data and other information concerning the affairs of the Company and its Subsidiaries as such representatives may reasonably request. All information obtained by Acquiror, Merger Sub and their respective representatives shall be subject to the Confidentiality Agreement.

Section 6.3   HSR Act and Foreign Antitrust Approvals.   In connection with the transactions contemplated by this Agreement, the Company shall (and, to the extent required, shall cause its Affiliates to) (i) comply promptly but

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in no event later than ten (10) Business Days after the date hereof with the notification and reporting requirements of the HSR Act and use its reasonable best efforts to obtain early termination of the waiting period under the HSR Act and (ii) as soon as practicable, make such other filings with any similar foreign Governmental Authorities as may be required under any applicable similar foreign Law. The Company shall substantially comply with any Antitrust Information or Document Requests.

Section 6.4   Acquisition Proposals.   From the date hereof until the Closing Date or, if earlier, the termination of this Agreement in accordance with Article X, the Company and its Subsidiaries shall not, and the Company shall instruct and use its reasonable best efforts to cause its representatives not to (i) initiate, solicit or knowingly encourage any inquiry or the making of any proposal or offer that constitutes an Acquisition Proposal, (ii) initiate any discussions or negotiations with any Person with respect to, or provide any non-public information or data concerning the Company or any of its Subsidiaries to any Person relating to, an Acquisition Proposal or afford to any Person access to the business, properties, assets or personnel of the Company or any of its Subsidiaries in connection with an Acquisition Proposal, (iii) enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to an Acquisition Proposal, (iv) grant any waiver, amendment or release under any standstill or confidentiality agreement or the anti-takeover laws of any state, or (v) otherwise knowingly facilitate any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any Person to make an Acquisition Proposal. From and after the date hereof, the Company and its officers and directors shall, and the Company shall instruct and cause the Company’s representatives, its Subsidiaries and their representatives to, immediately cease and terminate all discussions and negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal, and as promptly as practicable thereafter notify each such Person to the effect that the Company is ending all discussions and negotiations with such Person with respect to any Acquisition Proposal, effective immediately, which notice shall also request such Person to promptly return or destroy all confidential information concerning the Company and its Subsidiaries and the Company shall take all reasonable necessary actions to secure its rights and ensure the performance of any such Person’s obligations under any applicable confidentiality agreement.

Section 6.5   FIRPTA Certificate.   On the Closing Date, the Company shall deliver to Acquiror a duly executed certificate as specified in Section 1.1445-2(c)(3) of the Treasury Regulations, together with a form of notice to the IRS required under Section 1.897-2(h)(2) of the Treasury Regulations. If the Company fails to deliver such certificate and notice, then notwithstanding anything contained to the contrary herein, Acquiror shall be entitled to withhold any amounts required to be withheld under Section 1445 of the Code, provided however that failure to deliver such certificate and notice shall not be a closing condition under Section 9.2.

Section 6.6   Preparation and Delivery of 2016 Financial Statements and Q1 2017 Financial Statements.

(a) As soon as reasonably practicable, the Company shall deliver to Acquiror the audited consolidated balance sheets and statements of operations and comprehensive loss, stockholders’ deficit and cash flow of the Company and its Subsidiaries as of and for the year ended December 31, 2016 (the “2016 Financial Statements”), and shall use its commercially reasonable efforts to do so by June 30, 2017.

(b) As soon as reasonably practicable, the Company shall deliver to Acquiror the unaudited condensed consolidated balance sheets and statements of operations and comprehensive loss, stockholders’ deficit and cash flow of the Company and its Subsidiaries as of and for the three-month period ended March 31, 2017 (the “Q1 Financial Statements”), and shall use its commercially reasonable efforts to do so by June 30, 2017.

ARTICLE VII

COVENANTS OF ACQUIROR

Section 7.1   HSR Act and Foreign Antitrust Approvals.

(a) In connection with the transactions contemplated by this Agreement, Acquiror shall (and, to the extent required, shall cause its Affiliates to) (i) comply promptly but in no event later than ten (10) Business Days after the date hereof with the notification and reporting requirements of the HSR Act and use its reasonable best efforts to obtain early termination of the waiting period under the HSR Act and (ii) as soon as practicable, make such other filings with any foreign Governmental Authorities as may be required under any applicable similar foreign Law. Acquiror shall substantially comply with any Antitrust Information or Document Requests.

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(b) Acquiror shall exercise its reasonable best efforts to (i) obtain termination or expiration of the waiting period under the HSR Act and such other approvals, consents and clearances as may be necessary, proper or advisable under any foreign antitrust or competition laws and (ii) prevent the entry, in any Action brought by an Antitrust Authority or any other Person, of any Governmental Order which would prohibit, make unlawful or delay the consummation of the transactions contemplated by this Agreement.

(c) Acquiror shall cooperate in good faith with the Antitrust Authorities and undertake promptly any and all action required to complete lawfully the transactions contemplated by this Agreement as soon as practicable (but in any event prior to the End Date) and any and all action necessary or advisable to avoid, prevent, eliminate or remove the actual or threatened commencement of any proceeding in any forum by or on behalf of any Antitrust Authority or the issuance of any Governmental Order that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Mergers, including (i) proffering and consenting and/or agreeing to a Governmental Order or other agreement providing for the sale, licensing or other disposition, or the holding separate, of particular assets, categories of assets or lines of business of the Company or Acquiror and (ii) promptly effecting the disposition, licensing or holding separate of assets or lines of business, in each case, at such time as may be necessary to permit the lawful consummation of the transactions contemplated hereby on or prior to the End Date. The entry by any Governmental Authority in any Action of a Governmental Order permitting the consummation of the transactions contemplated hereby but requiring any of the assets or lines of business of Acquiror to be sold, licensed or otherwise disposed or held separate thereafter (including the business and assets of the Company and its Subsidiaries) shall not be deemed a failure to satisfy any condition specified in Article IX.

(d) Acquiror shall promptly furnish to the Company and the Holder Representative copies of any notices or written communications received by Acquiror or any of its Affiliates from any third party or any Governmental Authority with respect to the transactions contemplated by this Agreement, and Acquiror shall permit counsel to the Company an opportunity to review in advance, and Acquiror shall consider in good faith the views of such counsel in connection with, any proposed written communications by Acquiror and/or its Affiliates to any Governmental Authority concerning the transactions contemplated by this Agreement. Acquiror agrees to provide the Company, the Holder Representative and its counsel the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between Acquiror and/or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the transactions contemplated hereby.

(e) Acquiror shall be solely responsible for and pay all filing fees (whether or not such fees may be the obligation of the Company under applicable Law) payable to the Antitrust Authorities in connection with the transactions contemplated by this Agreement.

Section 7.2   D&O Indemnification and Insurance.

(a) From and after the First Effective Time, Acquiror agrees that it shall indemnify and hold harmless each present and former director and officer of the Company or any of its Subsidiaries against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the First Effective Time, whether asserted or claimed prior to, at or after the First Effective Time, to the fullest extent that the Company or any of its Subsidiaries, as the case may be, would have been permitted under applicable Law and its respective certificate of incorporation, bylaws or other organizational documents in effect on the date of this Agreement to indemnify such Person (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, for a period of six years from and after the Closing Date, Acquiror shall cause the certificate of incorporation and the bylaws of the Surviving Corporation or any successor thereof to contain provisions no less favorable with respect to exculpation, indemnification and advancement of expenses of present and former directors and officers of the Company or any of its Subsidiaries for periods at or prior to the Closing Date than are set forth in the certificate of incorporation and the bylaws of the Company as of the date of this Agreement.

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(b) Prior to the First Effective Time, the Company shall obtain prepaid “tail” policies reasonably acceptable to Acquiror extending coverage for an aggregate period of six (6) years providing directors’ and officers’ liability insurance with respect to claims arising from facts or events that occurred on or before the First Effective Time covering those Persons who are currently covered by the Company’s or any of its Subsidiaries’ directors’ and officers’ liability insurance policies (true, correct and complete copies of which have been heretofore provided to Acquiror or its agents or representatives); provided however that the amount paid for such prepaid policies pursuant to this sentence shall not exceed the annual equivalent of two hundred and fifty percent (250%) of the annual premiums paid by the Company in its last full fiscal year without the prior written consent of Acquiror.

(c) Notwithstanding anything contained in this Agreement to the contrary, this Section 7.2 shall survive the consummation of the Mergers indefinitely and shall be binding, jointly and severally, on all successors and assigns of Acquiror and the Surviving Corporation. In the event that Acquiror or the Surviving Corporation or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Acquiror or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 7.2.

(d) Prior to the Closing, Acquiror shall obtain a directors and officers liability insurance policy, which shall be effective from and after the First Effective Time and shall be reasonably acceptable to the Company, with limits of at least $40,000,000 and including a Side A only limit of at least $10,000,000, totaling at least $50,000,000 of total limit.

Section 7.3   Adoption of Option Plan and Employee Stock Purchase Plan.   Subject to the approval pursuant to Section 8.1(c):

(a) Prior to the First Effective Time, Acquiror, Merger Sub and Company shall cooperate to permit Acquiror to assume, as of the First Effective Time, the Rimini Street, Inc. 2013 Equity Incentive Plan (the “Assumed Plan”). Prior to the First Effective Time, the Company shall amend: (i) Section 3(a) of the Assumed Plan so that it has an initial share reserve of no greater than 12% of the shares of Acquiror outstanding as of immediately following the First Effective Time; (ii) Section 3(b) of the Assumed Plan so that the evergreen annual replenishment will cover no greater than four percent (4%) of the outstanding shares of all classes of the Company’s (or its successor’s) common stock on the last day of the immediately preceding fiscal year or such lower number approved by the Board of Directors of the Company and (iii) Section 18 of the Assumed Plan to provide for a term of 10 years following the amendment of the Assumed Plan by the Board of Directors of the Company.

(b) Prior to the effectiveness of the Registration Statement, Acquiror will adopt a customary employee stock purchase plan that is proposed by the Company (the “ESPP”) and as reasonably accepted by Acquiror.

Section 7.4   Use of Trust Account Proceeds and Related Available Equity.   At the First Effective Time, Acquiror shall utilize the sum of (i) the cash available in the Trust Account after satisfying the Acquiror Share Redemptions (and excluding an aggregate of approximately $6,000,000 of deferred underwriting commissions and other fees being held in the Trust Account) (the “Trust Release Amount”) plus(ii) if the Trust Release Amount is less than Fifty Million Dollars ($50,000,000), cash available to Acquiror in connection with the consummation of any third party equity financing to Acquiror contingent upon the Closing from the Sponsor and/or other third-party investors (the “Equity Issue Amount”) in a minimum aggregate amount such that the Trust Release Amount plus the Equity Issue Amount equals at least Fifty Million Dollars ($50,000,000) (the amount as calculated by adding clause (i) and (ii), the “Available Acquiror Cash”), to (x) first, pay the Company’s and Acquiror’s unpaid transaction expenses in connection with the Mergers and the other transactions contemplated by this Agreement, (y) thereafter pay, the debt holders specified in Section 7.4 of the Company Disclosure Letter, an amount, in cash, equal to (1) the remaining Available Acquiror Cash after satisfaction of the payment obligations in the preceding clause (x), (2) multiplied by each such debt holder’s applicable percentages as specified in Section 7.4 of the Company Disclosure Letter, in the case of each such debt holder, up to the amount owed to such debt holder by the Company in respect of such Indebtedness, and (z) thereafter, deposit any remaining Available Acquiror Cash for the benefit of the Company’s balance sheet.

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Section 7.5   [Reserved].

Section 7.6   NASDAQ Listing.   Prior to First Effective Time, Acquiror shall prepare and submit to NASDAQ a listing application, if required under NASDAQ rules, covering the Acquiror Common Shares issuable in the First Merger, and shall use its reasonable best efforts to obtain conditional approval for the listing of such Acquiror Common Shares, subject to run-off off of Acquiror’s current listing and official notice of issuance with respect to Acquiror’s post-combination listing, and the Company shall reasonably cooperate with Acquiror with respect to such listing.

Section 7.7   No Solicitation by Acquiror.   From the date hereof until the Closing Date or, if earlier, the termination of this Agreement in accordance with Article X, Acquiror and its Subsidiaries shall not, and Acquiror shall instruct and use its reasonable best efforts to cause its representatives not to, (i) make any proposal or offer that constitutes a Business Combination Proposal, (ii) initiate any discussions or negotiations with any Person with respect to a Business Combination Proposal or (iii) enter into any acquisition agreement, business combination, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to a Business Combination Proposal provided, however, that nothing in this Section 7.7 shall limit Acquiror and its Subsidiaries, or any of their representatives, from taking any actions in connection with any Acquiror Acquisition Proposal with any Person to the extent that such Acquiror Acquisition Proposal would not (x) constitute a Business Combination Proposal, (y) be consummated before the Second Effective Time, and (z) would not reasonably be expected to prevent or impair the consummation of the Mergers or the performance by Acquiror or Merger Sub of any of their obligations hereunder. From and after the date hereof, Acquiror and its officers and directors shall, and Acquiror shall instruct and cause Acquiror’s representatives, its Subsidiaries and their representatives to, immediately cease and terminate all discussions and negotiations with any Persons that may be ongoing with respect to a Business Combination Proposal.

Section 7.8   Acquiror Conduct of Business.   From the date of this Agreement through the earlier of the Closing or valid termination of this Agreement pursuant to Article X, Acquiror shall, and shall cause its Subsidiaries to, except as contemplated by this Agreement or as consented to by Company in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), operate its business in the ordinary course and substantially in accordance with past practice. Without limiting the generality of the foregoing, except as (x) for actions taken in connection with the Acquiror Extension Approval or (y) consented to by Company in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), Acquiror shall not, and Acquiror shall cause its Subsidiaries not to, except as otherwise contemplated by this Agreement:

(a) change or amend the certificate of incorporation, bylaws or other organizational documents of Acquiror or any of its Subsidiaries, except as otherwise required by Law;

(b) (i) make or declare any dividend or distribution to the stockholders of Acquiror or make any other distributions in respect of any of Acquiror’s or any of its Subsidiary’s capital stock, except for dividends by any of Acquiror’s wholly-owned Subsidiaries, (ii) split, combine, reclassify or otherwise amend any terms of any shares or series of Acquiror’s or any of its Subsidiary’s capital stock or (iii) purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, membership interests, warrants or other equity interests of Acquiror or its Subsidiaries, other than a redemption of Acquiror Common Shares made as part of the Acquiror Share Redemptions;

(c) incur or assume any Indebtedness or guarantee any Indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any Subsidiary or guaranty any debt securities of another Person, other than any Indebtedness or guarantee (x) incurred in the ordinary course of business or (y) incurred between Acquiror and any of its wholly-owned Subsidiaries or between any of such wholly-owned Subsidiaries;

(d) (A) issue any Acquiror Securities or securities exercisable for or convertible into Acquiror Securities, other than (i) issuance of Acquiror Common Shares pursuant to, and in accordance with the Sponsor Equity Backstop and any third party equity financing of Acquiror contingent upon the Closing, and (ii) issuance of the Merger Consideration, or (B) grant any additional options, warrants or stock appreciation rights with respect to Acquiror Securities not outstanding on the date hereof; or

(e) enter into, or become bound by, any Contract except in the ordinary course of business or as reasonably necessary in connection with the transactions contemplated hereby.

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(f) enter into any agreement, or otherwise become obligated, to do any action prohibited under this Section 7.8.

Section 7.9   Post-Closing Directors and Officers of Acquiror.   Acquiror shall take all such action within its power as may be necessary or appropriate such that immediately following the First Effective Time:

(a) the board of directors of Acquiror (the “Acquiror Board”) shall consist of nine (9) directors, which shall be divided into three classes, designated Class I, Class II and Class III, with each such class consisting, as nearly as may be possible, of one-third of the total number of directors constituting the entire Acquiror Board;

(b) the composition and initial division into classes of the Acquiror Board shall consist of seven (7) directors designated in a written notice delivered by the Company to Acquiror prior to the effectiveness of the Registration Statement and the two (2) GPIAC Designated Directors, with one GPIAC Designated Director in each of Class II and Class III and the other directors being divided among the classes as set forth in such written notice from the Company (subject to Section 7.9(a));

(c) the term of the initial Class I directors shall terminate on the date of the 2018 annual meeting of Acquiror’s stockholders; the term of the initial Class II directors shall terminate on the date of the 2019 annual meeting of Acquiror’s stockholders; and the term of the initial Class III directors shall terminate on the date of the 2020 annual meeting of Acquiror’s stockholders or, in each case, upon such director’s earlier death, resignation or removal; notwithstanding anything herein to the contrary, if any GPIAC Designated Director ceases to be on the Acquiror Board for any reason prior to the expiration of such GPIAC Designated Director’s initial term determined pursuant to this Section 7.9, then Sponsor shall designate a replacement, and Acquiror shall appoint such designee, to serve as a GPIAC Designated Director for the remainder of such initial term;

(d) at least one GPIAC Designated Director shall be appointed to each Committee of the Acquiror Board through the 2020 annual meeting of Acquiror’s stockholders;

(e) the Chairman of the Acquiror Board shall be Seth A. Ravin, who shall serve in such capacity until such time as may otherwise be determined by the Acquiror Board following the Effective Time or upon such Chairman’s earlier death, resignation or removal; and

(f) the initial officers of Acquiror shall be as set forth on Section 7.9(f) of the Acquiror Disclosure Letter, subject to any such individual’s death, resignation, removal or refusal to serve, in which case such position shall be determined by the Acquiror Board following the First Effective Time.

ARTICLE VIII

JOINT COVENANTS

Section 8.1   Preparation of Joint Proxy Statement/Registration Statement; Shareholders’ Meetings and Approvals.

(a) Registration Statement and Prospectus.

(i) As promptly as practicable after the execution of this Agreement, (x) Acquiror and the Company shall jointly prepare and Acquiror and the Company, as applicable, shall file with the SEC, mutually acceptable materials which shall include the proxy statement to be filed with the SEC as part of the Registration Statement and sent to the Acquiror Shareholders relating to the Acquiror Shareholders’ Meeting (such proxy statement, together with any amendments or supplements thereto, the “Joint Proxy Statement”) and (ii) Acquiror shall prepare (with the Company’s reasonable cooperation (including causing its Subsidiaries and representatives to cooperate)) and file with the SEC the Registration Statement, in which the Joint Proxy Statement will be included as a prospectus, in connection with the registration under the Securities Act of the Acquiror Common Shares to be issued in connection with the transactions contemplated by this Agreement. Each of Acquiror and the Company shall use its reasonable best efforts to cause the Registration Statement and the Joint Proxy Statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the transactions

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contemplated hereby. Acquiror also agrees to use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and the Company shall furnish all information concerning the Company, its Subsidiaries and any of their respective stockholders as may be reasonably requested in connection with any such action. Each of Acquiror and the Company agrees to furnish to the other party all information concerning itself, its Subsidiaries, officers, directors and stockholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Joint Proxy Statement/Registration Statement or any other statement, filing, notice or application made by or on behalf of Acquiror, the Company or their respective Subsidiaries to any regulatory authority (including the NASDAQ) in connection with the Mergers and the other transactions contemplated by this Agreement (the “Offer Documents”), including in connection with any tax disclosure in any Offer Document relating to the qualification of the Mergers as a reorganization within the meaning of Section 368(a) of the Code. The Company will cause the Joint Proxy Statement to be mailed to stockholders of the Company and Acquiror will cause the Joint Proxy Statement/Registration Statement to be mailed to Acquiror Shareholders in each case promptly after the Registration Statement is declared effective under the Securities Act.

(ii) To the extent that any opinions relating to the Tax treatment of the Integrated Transaction are required in connection with any Offer Document, the Company shall use its reasonable best efforts to cause Wilson Sonsini Goodrich & Rosati, Professional Corporation, to deliver its opinion to the Company, and Acquiror shall use its reasonable best efforts to cause Skadden, Arps, Slate, Meagher & Flom LLP to deliver its opinion to Acquiror.

(iii) In connection with the opinions relating to the Tax treatment of the Integrated Transaction required to be delivered in connection with any Offer Document, upon the request of Skadden, Arps, Slate, Meagher & Flom LLP and/or Wilson Sonsini Goodrich & Rosati, Professional Corporation, officers of each of the Company and Acquiror shall use their reasonable best efforts to deliver to Skadden, Arps, Slate, Meagher & Flom LLP and Wilson Sonsini Goodrich & Rosati, Professional Corporation, as applicable, certificates, dated as of the necessary date for the relevant Offer Document, signed by such officer of the Company or Acquiror, as applicable, containing customary representations in connection with such opinions.

(iv) Acquiror will advise the Company, promptly after Acquiror receives notice thereof, of the time when the Joint Proxy Statement/Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the Acquiror Common Stock for offering or sale in any jurisdiction, of the initiation or written threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Joint Proxy Statement/Registration Statement or for additional information. The Company and its counsel shall be given a reasonable opportunity to review and comment on the Joint Proxy Statement/Registration Statement and any Offer Document each time before any such document is filed with the SEC, and Acquiror shall give reasonable and good faith consideration to any comments made by the Company and their counsel. Acquiror shall provide the Company and their counsel with (i) any comments or other communications, whether written or oral, that Acquiror or their counsel may receive from time to time from the SEC or its staff with respect to the Joint Proxy Statement/Registration Statements or Offer Documents promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the response of Acquiror to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with Company or their counsel in any discussions or meetings with the SEC.

(v) Each of Acquiror and the Company shall ensure that none of the information supplied by or on its behalf for inclusion or incorporation by reference in (A) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at each time at which it is amended and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading or (B) the Joint Proxy Statement will, at the date it is first mailed to the stockholders of the Company and at the time of the

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Company Stockholders’ Meeting, and at the date it is first mailed to the Acquiror Shareholders and at the time of the Acquiror Shareholders’ Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(vi) If at any time prior to the First Effective Time any information relating to the Company, Acquiror or any of their respective Subsidiaries, Affiliates, directors or officers is discovered by the Company or Acquiror, which is required to be set forth in an amendment or supplement to the Joint Proxy Statement or the Registration Statement, so that neither of such documents would include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of the Company and/or the Acquiror Shareholders, as applicable.

(b) Acquiror Shareholder Approval. Acquiror shall, as promptly as practicable after the Registration Statement is declared effective under the Securities Act, and, solely with respect to the following clause (1), in any event within thirty (30) Business Days following such date of effectiveness, duly (1) give notice of and (2) convene and hold a meeting of its shareholders (the “Acquiror Shareholders’ Meeting”) in accordance with the Acquiror Governing Documents, solely for the purpose of obtaining the Acquiror Shareholder Approval and, if applicable, any approvals related thereto, and provide its shareholders with the opportunity to elect to effect an Acquiror Share Redemption. Acquiror shall, through its Board of Directors, recommend to its shareholders the (A) approval of the change in the jurisdiction of incorporation of Acquiror to the State of Delaware, (B) approval of the change of Acquiror’s name to “Rimini Street, Inc.” upon the Second Effective Time, (C) amendment and restatement of its Acquiror Governing Documents, in substantially the form attached as Exhibits B and C to this Agreement (as may be subsequently amended by mutual written agreement of the Company and Acquiror at any time before the effectiveness of the Registration Statement) in connection with the domestication, including any separate or unbundled proposals as are required to implement the foregoing, (D) the adoption and approval of this Agreement in accordance with applicable Law and exchange rules and regulations, (E) approval of the issuance of shares of Acquiror Common Stock in connection with the First Merger, (F) approval of the issuance of more than twenty percent (20%) of Acquiror’s outstanding common stock pursuant to the rules of NASDAQ, (G) approval of the presence of a Substantial Shareholder (as defined in NASDAQ Rule 5635(e)(3)) having a greater than five percent (5%) in the consideration to be paid in the transactions contemplated hereby, (H) adoption and approval of any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to the Registration Statement or correspondence related thereto, (I) approval of the adoption by Acquiror of the equity plans described in Section 7.3, (J) adoption and approval of any other proposals as reasonably agreed by Acquiror and the Company to be necessary or appropriate in connection with the transactions contemplated hereby, and (K) the adjournment of the Acquiror Shareholders’ Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in (A) through (K), together, the “Transaction Proposals”); provided, however, that notwithstanding anything to the contrary herein, there shall be no limit or restriction on Acquiror’s Boards of Directors’ right to withdraw, amend, qualify or modify its recommendation based on such directors’ finding in good faith (after consulting with legal counsel) that the failure to do so would constitute a breach of their fiduciary duties under applicable Law. Acquiror shall promptly notify the Company in writing of any determination to make any withdrawal of such recommendation or amendment, qualification or modification of such recommendation in a manner adverse to the Company. Acquiror may only postpone or adjourn the Acquiror Shareholders’ Meeting (i) to solicit additional proxies for the purpose of obtaining the Acquiror Shareholder Approval, (ii) for the absence of a quorum and (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Acquiror has determined after consultation with outside legal counsel is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by stockholders of Acquiror prior to the Acquiror Shareholders’ Meeting.

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(c) Company Stockholder Approvals. Company shall (A) as promptly as practicable after the Registration Statement is declared effective under the Securities Act, and, solely with respect to the following clause (1), in any event within twenty (20) Business Days following such date of effectiveness, duly (1) give notice of and (2) convene and hold a meeting of its stockholders (the “Company Stockholders’ Meeting”) in accordance with the NRS, solely for the purpose of obtaining the Company Stockholder Approvals and, if applicable, any approvals related thereto and (B) take all other action necessary or advisable to secure the Company Stockholder Approvals or consent of its stockholders.

(d) The Company and Acquiror shall use their reasonable best efforts to schedule and hold the Company Stockholders’ Meeting approximately ten (10) days prior to the Acquiror Shareholders’ Meeting.

Section 8.2   Support of Transaction.   Without limiting any covenant contained in Article VI or Article VII, Acquiror and the Company shall each, and shall each cause their respective Subsidiaries to: (a) use reasonable best efforts to assemble, prepare and file any information (and, as needed, to supplement such information) as may be reasonably necessary to obtain as promptly as practicable all governmental and regulatory consents required to be obtained in connection with the transactions contemplated hereby, (b) use reasonable best efforts to obtain all material consents and approvals of third parties that any of Acquiror, the Company, or their respective Affiliates are required to obtain in order to consummate the First Merger, (c) endeavor in good faith to assist in optimizing the Company’s capital structure, giving due regard to the Company’s ongoing operating and financial requirements after consultation with the Company’s management, and (d) take such other action as may reasonably be necessary or as another party may reasonably request to satisfy the conditions of Article IX or otherwise to comply with this Agreement and to consummate the transaction contemplated hereby as soon as practicable. Notwithstanding the foregoing and except as otherwise provided in this Agreement, in no event shall the Company or any of its Subsidiaries be obligated to bear any material expense or pay any material fee or grant any material concession in connection with obtaining any consents, authorizations or approvals required in order to consummate the Mergers pursuant to the terms of any Contract (other than this Agreement and the agreements contemplated hereby) to which the Company or any of its Subsidiaries is a party.

Section 8.3   Escrow Agreement.   Each of the Company, the Holder Representative, Acquiror and Merger Sub shall execute and deliver to one another the Escrow Agreement at the Closing.

Section 8.4   Tax Matters.

(a) Acquiror and the Holder Representative shall reasonably cooperate, and shall cause their respective Affiliates to reasonably cooperate, in connection with the filing of Tax Returns and any Action regarding Taxes with respect to any Pre-Closing Tax Period of the Company or its Subsidiaries. Such Tax Returns with respect to Pre-Closing Tax Periods shall be prepared in a manner consistent with the past practices of the Company and its Subsidiaries unless otherwise required by applicable Law. Such cooperation shall include the retention of and (upon the other party’s request) the provision of records and information reasonably relevant to any such Action and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder, and the provision of such powers of attorney as may be necessary to allow for the conduct of Tax audits or proceedings as described in Section 12.3 hereof.

(b) All transfer, documentary, sales, use, real property, stamp, registration and other similar Taxes, fees and costs (including any associated penalties and interest) (“Transfer Taxes”) incurred in connection with this Agreement, if any, shall be borne 50% by Acquiror and 50% solely from and to the extent of the Indemnification Escrow Amount, and Acquiror shall timely file all necessary Tax Returns and other documentation with respect to any such Transfer Taxes, and upon Acquiror’s payment of such Transfer Taxes the Holder Representative and the GPIAC-Designated Directors shall instruct the Escrow Agent to satisfy such claim for Damages in respect of 50% of such Transfer Taxes (in the manner prescribed in Section 12.9).

(c) None of Acquiror or any of its Affiliates shall (i) amend any Tax Return of the Company or any of its Subsidiaries with respect to any Pre-Closing Tax Period or enter into any voluntary disclosure agreement, engage in any voluntary compliance procedures or make any other similar voluntary contact with any Governmental Authority with respect to any Tax Return of the for any Pre-Closing Tax Period, (ii) consent to the extension or waiver of the limitations period applicable to any Tax claim or assessment with respect to the Company or any of its Subsidiaries for any Pre-Closing Tax Period, (iii) take any action

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other on the Closing Date after the Closing with respect to the Company or any of its Subsidiaries other than in the ordinary course of business, or (iv) make any Tax election with respect to the Company or any of its Subsidiaries that has effect for any Pre-Closing Tax Period, in each case without the prior written consent of the Holder Representative, which consent shall not be unreasonably withheld, conditioned or delayed.

Section 8.5   Escrow Matters.   Each of the Company, the Holder Representative, Acquiror and Merger Sub shall use their respective reasonable best efforts to negotiate in good faith and, prior to or concurrently with the Closing, enter into a mutually agreed escrow agreement (the “Escrow Agreement”) with each other and the Escrow Agent for the establishment of the escrow account and provision of the escrow services in accordance with the terms and subject to the conditions of this Agreement. The Escrow Agreement shall provide that all Indemnification Escrow Shares will be issued in the name of the applicable Escrow Stockholder from whom such Indemnification Escrow Shares were withheld and placed in escrow pursuant to Section 3.4, with full voting rights and entitlement to any dividends thereon, but subject to such restrictions, including with respect to transfer and encumbrance of such Indemnification Escrow Shares, as shall be set forth in the Escrow Agreement. For the purposes of the foregoing, it is understood and agreed that the Escrow Agent shall be deemed mutually agreed.

Section 8.6   Section 16 Matters.   Prior to the First Effective Time, each of the Company and Acquiror shall take all such steps as may be required (to the extent permitted under applicable Law) to cause any dispositions of shares of the Company’s Capital Stock or acquisitions of Acquiror Common Shares (including, in each case, securities deliverable upon exercise, vesting or settlement of any derivative securities) resulting from the transactions contemplated hereby by each individual who may become subject to the reporting requirements of Section 16(a) of the Exchange Act in connection with the transactions contemplated hereby to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 8.7   Cooperation with Financing.   Prior to Closing, each of the Company and Acquiror shall, and each of them shall cause its respective Subsidiaries and Affiliates (as applicable) and its and their officers, directors, managers, employees, consultants, counsel, accounts, agents and other representatives to, reasonably cooperate in a timely manner in connection with any financing arrangement the parties seek in connection with the transactions contemplated by this Agreement (it being understood and agreed that the consummation of any such financing in the Company or Acquiror shall be subject to the parties’ mutual agreement), including (i) by providing such information and assistance (including available financial statements and other financial data relating to the Company and its Subsidiaries) as the other party may reasonably request, (ii) granting such access to the other party and its representatives as may be reasonably necessary for their due diligence, and (iii) participating in a reasonable number of meetings, presentations, road shows, drafting sessions, due diligence sessions with respect to such financing efforts (including direct contact between senior management and other representatives of the Company and its Subsidiaries at reasonable times and locations). All such cooperation, assistance and access shall be granted during normal business hours and shall be granted under conditions that shall not unreasonably interfere with the business and operations of the Company, Acquiror, or their respective auditors.

ARTICLE IX

CONDITIONS TO OBLIGATIONS

Section 9.1   Conditions to Obligations of Acquiror, Merger Sub and the Company.   The obligations of Acquiror, Merger Sub and the Company to consummate, or cause to be consummated, the First Merger is subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by all of such parties:

(a) The Acquiror Extension Approval shall have been obtained;

(b) The Acquiror Shareholder Approval shall have been obtained;

(c) The Company Stockholder Approvals shall have been obtained;

(d) The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purposes shall have been initiated or threatened by the SEC and not withdrawn;

(e) All waiting periods under the HSR Act applicable to the Mergers shall have expired or been terminated;

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(f) All other material permits, approvals, clearances, and consents of or filings with any Antitrust Authorities required to be procured or made by Acquiror, Merger Sub and the Company in connection with the Mergers and the transactions contemplated by this Agreement shall have been procured or made, as applicable;

(g) There shall not be in force any Governmental Order, statute, rule or regulation enjoining or prohibiting the consummation of the Mergers;

(h) There shall not be pending any Legal Proceedings by any Governmental Authority seeking to restrain or prohibit the consummation of the Mergers or any other transaction contemplated hereby;

(i) The Available Acquiror Cash shall be no less than Fifty Million Dollars ($50,000,000); and

(j) Following payment by Acquiror to its stockholders who have validly elected to have their Acquiror Common Shares redeemed for cash pursuant to Article 48 of the Acquiror Governing Documents and as part of the Acquiror Share Redemptions, the amount of immediately available cash in the Trust Account shall be no less than $5,000,001 (the “Minimum Trust Release Amount”); and

(k) The shares of Acquiror Common Stock to be issued in connection with the First Merger shall have been conditionally approved for listing on NASDAQ, subject to run-off of Acquiror’s current listing and official notice from NASDAQ of such issuance with respect to Acquiror’s post-combination listing.

Section 9.2   Conditions to Obligations of Acquiror and Merger Sub.   The obligations of Acquiror and Merger Sub to consummate, or cause to be consummated, the First Merger are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Acquiror and Merger Sub:

(a) (i) Each of the representations and warranties of the Company contained in Sections 4.1, 4.2, 4.3, 4.6 and 4.7(b) (the “Company Fundamental Representations”) of this Agreement shall be true and correct in all material respects, except for Section 4.6, which shall be true and correct in all but de minimis respects, in each case as of the Closing Date, as if made anew at and as of that time, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date, except for changes after the date of this Agreement which are contemplated or expressly permitted by this Agreement, and (ii) each of the representations and warranties of the Company contained in this Agreement other than the Company Fundamental Representations (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect and Company Material Adverse Effect or any similar qualification or exception) shall be true and correct as of the Closing Date, as if made anew at and as of that time, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except for, in each case, (x) inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect and (y) changes after the date of this Agreement which are contemplated or expressly permitted by this Agreement;

(b) Each of the covenants of the Company to be performed as of or prior to the Closing shall have been performed in all material respects;

(c) The Company shall have delivered to Acquiror a certificate signed by an officer of the Company, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.2(a) and Section 9.2(b) have been fulfilled;

(d) The Escrow Agreement shall have been duly executed by all parties other than Acquiror and Merger Sub;

(e) Since the date of this Agreement through the Closing Date, there shall not have been any Company Material Adverse Effect; and

Section 9.3   Conditions to the Obligations of the Company.   The obligation of the Company to consummate the First Merger is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company:

(a) (i) Each of the representations and warranties of Acquiror contained in Sections 5.1, 5.2, 5.3, 5.9, 5.14 (the “Acquiror Fundamental Representations”) of this Agreement shall be true and correct in all

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material respects, except for Section 5.9, which shall be true and correct in all but de minimis respects, in each case as of the Closing Date, as if made anew at and as of that time, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date, except for changes after the date of this Agreement which are contemplated or expressly permitted by this Agreement, and (ii) each of the representations and warranties of Acquiror contained in this Agreement other than the Acquiror Fundamental Representations (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect and Acquiror Material Adverse Effect or any similar qualification or exception) shall be true and correct as of the Closing Date, as if made anew at and as of that time, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except for, in each case, (x) inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to have an Acquiror Material Adverse Effect and (y) changes after the date of this Agreement which are contemplated or expressly permitted by this Agreement;

(b) Each of the covenants of Acquiror to be performed as of or prior to the Closing shall have been performed in all material respects;

(c) Acquiror shall have delivered to the Company a certificate signed by an officer of Acquiror, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.3(a) and Section 9.3(b) have been fulfilled;

(d) Since the date of this Agreement through the Closing Date, there shall not have been any Acquiror Material Adverse Effect;

(e) The Escrow Agreement shall have been duly executed by all parties other than the Company and Holder Representative;

(f) The directors designated pursuant to Section 7.9 shall have been appointed in accordance with the DGCL and the Acquiror Governing Documents to serve on the Acquiror Board effective as of the First Effective Time; and

(g) Acquiror shall have made all necessary and appropriate arrangements with the Trustee to have all of the funds contained in the Trust Account disbursed to Acquiror immediately prior to the Closing, and all such funds released from the Trust Account shall be available to Acquiror in respect of all or a portion of the payment obligations set forth in Section 7.4 and the payment of Acquiror’s fees and expenses incurred in connection with this Agreement and the transactions herein contemplated.

ARTICLE X

TERMINATION/EFFECTIVENESS

Section 10.1   Termination.   This Agreement may be terminated and the transactions contemplated hereby abandoned:

(a) by written consent of the Company and Acquiror;

(b) by either the Company or Acquiror if any Governmental Authority in the United States shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) which has become final and nonappealable and has the effect of making consummation of the Mergers illegal or otherwise preventing or prohibiting consummation of the Mergers;

(c) by either the Company or Acquiror if the Acquiror Extension Approval shall have not been obtained by reason of the failure to obtain the required vote at the Extension Shareholders’ Meeting duly convened therefor or at any adjournment or postponement thereof;

(d) by either the Company or Acquiror if the Acquiror Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the Acquiror Shareholders’ Meeting duly convened therefor or at any adjournment or postponement thereof;

(e) prior to the Closing, by written notice to the Company from Acquiror if (i) there is any material breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this

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Agreement, such that the conditions specified in Section 9.2(a) or Section 9.2(b) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company through the exercise of its reasonable best efforts, then, for a period of up to twenty (20) days after receipt by the Company of notice from Acquiror of such breach, but only as long as the Company continues to use its reasonable best efforts to cure such Terminating Company Breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period, (ii) the consummation of any of the transactions contemplated hereby is permanently enjoined, prohibited or otherwise restrained or made illegal by the terms of a final, non-appealable order or judgment of a court of competent jurisdiction, (iii) the Closing has not occurred on or before August 31, 2017 (the “End Date”), unless Acquiror is in willful breach hereof and such breach is the primary reason for the Closing not occurring on or before such date; provided, however, that in the event any of the conditions set forth in Section 9.1(a), Section 9.1(b), Section 9.1(c), Section 9.1(d), Section 9.1(e), Section 9.1(f), Section 9.1(i), Section 9.1(j) or Section 9.1(k) shall not have been satisfied on or before the End Date but all of the other conditions set forth in Section 9.1 have been satisfied or are capable of being satisfied on or before the End Date, either Acquiror or the Company may by notice delivered to the other party unilaterally extend the End Date to November 17, 2017, in which case the End Date shall be deemed for all purposes to be such date; provided, further, that in the event that Acquiror delivers such a notice to extend the End Date, any subsequent event of default of the Company under its current financing arrangements as a result of not raising such capital as the Company is required to obtain under such arrangements on or before September 1, 2017, shall not in itself be deemed a failure of any condition in Section 9.2 or give rise to a right to indemnification on the part of the Acquiror Pre-Closing Holders or (iv) a fully-executed copy of each of the Transaction Support and Voting Agreements has not been received by Acquiror by 5:00 p.m. EDT on the Business Day of the execution and delivery of this Agreement; or

(f) prior to the Closing, by written notice to Acquiror from the Company if (i) there is any material breach of any representation, warranty, covenant or agreement on the part of Acquiror or Merger Sub set forth in this Agreement, such that the conditions specified in Section 9.3(a) and Section 9.3(b) would not be satisfied at the Closing (a “Terminating Acquiror Breach”), except that, if any such Terminating Acquiror Breach is curable by Acquiror through the exercise of its reasonable best efforts, then, for a period of up to twenty (20) days after receipt by Acquiror of notice from the Company of such breach, but only as long as Acquiror continues to exercise such reasonable best efforts to cure such Terminating Acquiror Breach (the “Acquiror Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Acquiror Breach is not cured within the Acquiror Cure Period, (ii) the First Merger shall not have been consummated on the second Business Day (the “Notification Date”) after all of the conditions set forth in Article IX (other than conditions that by their nature are to be satisfied at the Closing) have been satisfied on the Notification Date; provided that the Company shall not terminate this Agreement pursuant to this Section 10.1(f)(ii) unless (A) the Company gives Acquiror prior notice of such proposed termination on or following the Notification Date and (B) the First Merger is not consummated on or prior to the day that is two Business Days following the date of delivery of such notice, (iii) the Closing has not occurred on or before the End Date (as may be extended as provided in Section 10.1(c)), unless the Company is in willful breach hereof and such breach is the primary reason for the Closing not occurring on or before such date, or (iv) the consummation of any of the transactions contemplated hereby is permanently enjoined, prohibited or otherwise restrained or made illegal by the terms of a final, non-appealable order or judgment of a court of competent jurisdiction.

Section 10.2   Effect of Termination.   In the event of the termination of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its respective Affiliates, officers, directors or stockholders, other than liability of the Company, Acquiror or Merger Sub, as the case may be, for any breach of this Agreement occurring prior to such termination, except that (i) the provisions of Sections 10.2, 13.5, 13.6, 13.7, 13.14 and 13.16 herein, Article XI herein, and the Confidentiality Agreement, shall survive any termination of this Agreement and (ii) notwithstanding anything to the contrary contained in this Agreement, neither Acquiror nor the Company shall be relieved or released from any liabilities arising out of its willful and material breach of any covenant of this Agreement prior to such termination or willful and material breach of any of its representations and warranties set forth in this Agreement prior to such termination.

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ARTICLE XI

HOLDER REPRESENTATIVE; GPIAC-DESIGNATED DIRECTORS

Section 11.1   Holder Representative.

(a) Designation of Holder Representative. The parties have agreed that it is desirable to designate a representative to act on behalf of Pre-Closing Holders as specified herein (the “Holder Representative”). The Company and each Pre-Closing Holder hereby appoints Robin Murray as the representative, agent and attorney-in-fact of the Pre-Closing Holders with full powers of substitution to act in the name, place and stead of the Pre-Closing Holders with respect to the performance on behalf of the Pre-Closing Holders under the terms and provisions of this Agreement and the related agreements, as the same may be from time to time amended, and to do or refrain from doing all such further acts and things, and to execute all such documents on behalf of the Pre-Closing Holders as the Holder Representative deems necessary or appropriate without inquiry of and without additional approval from the Pre-Closing Holders in connection with any of the transactions contemplated by this Agreement and the related agreements, including those authorities identified in subsection (c) below. This grant of authority (including the appointment of agency and this power of attorney) (i) shall be deemed to be facts ascertainable outside of this Agreement and shall be binding on the Pre-Closing Holders, (ii) is coupled with an interest and will be irrevocable and will not be terminated by any Pre-Closing Holder or by operation of Law, whether by the death, incompetence, bankruptcy, liquidation or incapacity of any Pre-Closing Holder or the occurrence of any other event, and any action taken by Holder Representative will be as valid as if such death, incompetence, bankruptcy, liquidation, incapacity or other event had not occurred, regardless of whether or not any Pre-Closing Holder or Holder Representative will have received any notice thereof and shall be binding on any successor thereto and (iii) shall survive the delivery of an assignment by any Escrow Stockholder of the whole or fraction of his, her or its interest in the Indemnification Escrow Shares.

(b) Replacement of Holder Representative. The Holder Representative may resign at any time, and the Holder Representative may be removed by the vote of Escrow Stockholders who collectively own more than fifty percent (50%) of the Indemnification Escrow Shares (the “Majority Holders”). In the event that a Holder Representative resigns or is removed in accordance herewith, a new Holder Representative shall be appointed by a vote of the Majority Holders, such appointment to become effective upon the written acceptance thereof by the new Holder Representative.

(c) Authority and Rights of the Holder Representative; Limitations on Liability. The Holder Representative shall have such powers and authority as are granted in this Section 11.1; provided, however, that the Holder Representative shall have no obligation to act on behalf of the Pre-Closing Holders, except as expressly provided herein. Without limiting the generality of the foregoing, the Holder Representative shall have full power, authority and discretion to, for and on behalf of the Pre-Closing Holders (and, as applicable, the Escrow Stockholders):

(i) from and after the Closing, negotiate and enter into amendments to this Agreement and the other related agreements;

(ii) agree to, dispute, negotiate, compromise, settle and take other actions as may be necessary or desirable in respect of any matters contemplated by this Agreement or the other related agreements, including in connection with final calculation and determination of Closing Date Indebtedness, Closing Date Cash and Closing Date Unpaid Transaction Expenses, as contemplated in Section 3.6;

(iii) authorize, administer or object to the release and disbursement of the Indemnification Escrow Shares pursuant to Section 12; provided, however, the Holder Representative is not acting as a withholding agent or in any similar capacity in connection with the Indemnification Escrow Shares and is not responsible for any Tax reporting or withholding with respect thereto;

(iv) to deduct and/or hold back any funds that may be payable to any Pre-Closing Holder pursuant to the terms of this Agreement or the other related agreements in order to pay any amount that may be payable by such Pre-Closing Holder to the Holder Representative under the terms of this Section 11.1;

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(v) to give and receive all notices, communications and to receive and accept service of legal process in connection with any action, suit or proceeding arising under this Agreement or the other related agreements;

(vi) to act for the Pre-Closing Holders with respect to all indemnification matters referred to in this Agreement or the other related agreements, including the right to negotiate and compromise on behalf of the Pre-Closing Holders any indemnification claim made by or against the Pre-Closing Holders;

(vii) to disburse funds or Indemnification Escrow Shares (to the extent such Indemnification Escrow Shares are released to the Holder Representative pursuant to the terms of clause (xi) below) to third parties for expenses and liabilities;

(viii) to engage, employ and obtain the advice of legal counsel, accountants and other professional advisors and rely on their advice and counsel, and to incur and pay fees and expenses of such advisors on behalf of the Pre-Closing Holders, in each case following reasonable prior consultation with the Escrow Stockholders, to the extent practicable;

(ix) to take or refrain from taking all actions necessary or appropriate on behalf of the Pre-Closing Holders in the sole judgment of Holder Representative for the accomplishment of the foregoing or required or permitted by the terms of this Agreement or the other related agreements; and

(x) to do each and every act and exercise any and all rights which such Pre-Closing Holder, or any or all of the Pre-Closing Holders collectively, are permitted or required to do or exercise under this Agreement or any related agreement.

(xi) The Holder Representative shall have no liability to Acquiror, the Company, any Pre-Closing Holder or any other holder of Common Stock or Options, with respect to actions taken or omitted to be taken in his capacity as the Holder Representative (except for those arising out of the Holder Representative’s gross negligence or willful misconduct). The Escrow Stockholders shall indemnify, defend and hold harmless the Holder Representative from and against any loss, liability, damage, claim, costs, fees or expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment), and shall advance and reimburse costs, fees and expenses, in each case arising out of or in connection with the performance of the Holder Representative of his duties in accordance with their Applicable Percentage (except for those arising out of the Holder Representative’s gross negligence or willful misconduct). A decision, act, consent or instruction of the Holder Representative shall constitute a decision of all Pre-Closing Holders and shall be final, binding and conclusive upon each such Pre-Closing Holder. The Holder Representative shall at all times be entitled to rely on any directions, acts, consents, waivers or instructions received from the Escrow Stockholders (acting unanimously) and shall act in accordance with such instructions. In the event that the Holder Representative does not receive unanimous direction from the Escrow Stockholders with respect to a given contemplated action, he shall have no obligation to take any such action or any liability with respect to the failure to take such action. If not paid directly to Holder Representative by the Escrow Stockholders, any such amounts may be recovered by Holder Representative from the Indemnification Escrow Shares at such time as remaining shares would otherwise be released to the Escrow Stockholders pursuant to Section 12.9; provided, that while this section allows Holder Representative to be paid from the aforementioned source of shares, this does not relieve the Escrow Stockholders from their obligation to promptly pay such amounts as they are suffered or incurred, nor does it prevent the Holder Representative from seeking any remedies available to him at law or otherwise. In no event will the Holder Representative be required (absent his specific agreement to do so, in his sole discretion) to incur costs, expenses or fees or advance its own funds on behalf of the Escrow Stockholders or the Pre-Closing Holders, or in any other manner in connection with the performance of his duties as the Holder Representative. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnity set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Holder Representative under this section. The foregoing indemnities will survive the Closing, the resignation or removal of the Holder Representative or the termination of this Agreement.

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Notwithstanding any other provision contained herein, the Holder Representative shall not have authority to settle any claim in excess of the Indemnification Escrow Shares without the prior written consent of each Pre-Closing Holder responsible for the payment of any amount in excess of the Indemnification Escrow Shares.

Section 11.2   GPIAC-Designated Directors.

(a) Designation the GPIAC Designated Directors. Prior to the effectiveness of the Registration Statement, the board of directors of Acquiror shall designate two individuals (the “GPIAC Designated Directors”) to serve as representatives of Acquiror from and after the First Effective Time and to act on behalf of Acquiror to take all necessary actions and make all decisions and direct all actions of Acquiror related to its rights and obligations (and the rights of the Acquiror Pre-Closing Holders and the GPIAC Indemnified Parties) hereunder and pursuant to the Escrow Agreement on behalf of Acquiror. In the event of a GPIAC Designated Director’s death, resignation, removal or refusal to serve, then, if prior to the First Effective Time, the board of directors of Acquiror or, if following the First Effective Time, the Sponsor, shall designate another individual as a replacement for such GPIAC Designated Director.

(b) Authority and Rights of the GPIAC Designated Directors. Each of the GPIAC Designated Directors shall have such powers and authority as are necessary to carry out the functions assigned to it under this Agreement; provided, however, that the GPIAC Designated Directors shall have no obligation to act on behalf of the Acquiror Pre-Closing Holders, except as expressly provided herein. Without limiting the generality of the foregoing, the GPIAC Designated Directors shall have full power, authority and discretion, for and on behalf of the Acquiror Pre-Closing Holders (and as applicable to the extent provided in this Agreement, on behalf of Acquiror), to (i) after the Closing, negotiate and enter into amendments to this Agreement and the Escrow Agreement, (ii) dispute, negotiate, settle and take other actions as may be required in connection with final calculation and determination of Closing Date Indebtedness, Closing Date Cash and Closing Date Unpaid Transaction Expenses, as contemplated in Section 3.6, and (iii) dispute, negotiate, settle and take other actions as may be required in connection with Article XII, including in respect of any Specified Co-Founder Fraud Claims and Specified Pre-Closing Holder Fraud Claims and to administer the release and cancellation of the Indemnification Escrow Shares or other disbursement pursuant to Section 14.4 and Section 12.8. None of the GPIAC Designated Directors shall have any liability to Acquiror, the Company or any holder of Acquiror Common Shares or Acquiror Preferred Shares or warrants to purchase Acquiror Common Shares or Acquiror Preferred Shares, with respect to actions taken or omitted to be taken in his or her capacity as a GPIAC Designated Director as designated hereunder (except for those arising out of such GPIAC Designated Director’s gross negligence or willful misconduct), but without effect on such GPIAC Designated Director’s duties to Acquiror and its shareholders in his or her capacity as a member of the board of directors of Acquiror in matters unrelated to this Agreement and the transactions contemplated hereby.

ARTICLE XII

INDEMNIFICATION

Section 12.1   Survival of Representations, Warranties and Covenants.   Each representation warranty, covenant and obligation contained herein and any certificate related to any such representation, warranty, covenant or obligation will survive the Closing and continue in full force and effect for one (1) year after the Closing Date (the “Survival Expiration Date”); provided, further, that any covenant contained in this Agreement that, by its terms, provides for performance following the Closing Date shall survive until such covenant is performed. No Indemnification Claim for breach of any representation, warranty, covenant or agreement contained in, or otherwise pursuant to, this Agreement (other than any covenant that provides for performance following the Closing) may be asserted pursuant to this Agreement unless (i) on or before the Survival Expiration Date, such claim is asserted by proper written notice in accordance with this Article XII, specifying, in reasonable detail, the basis of the claim, and (ii) such claim is made in respect of Damages specified, in reasonable detail, and incurred prior to the Survival Expiration Date, or, to the extent arising out of a third party claim (including any claim by any Governmental Authority) asserted in writing prior to the Survival Expiration Date, such claim is made in respect of a reasonably estimated amount of Damages reasonably expected to arise in connection with such claim.

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Section 12.2   Indemnification.

(a) Subject to Section 12.4, from and after the First Effective Time and until and through the Survival Expiration Date, holders of Acquiror Common Shares immediately before the First Effective Time (collectively, the “Acquiror Pre-Closing Holders” or the “GPIAC Indemnified Parties”) shall be entitled to indemnification from the Indemnification Escrow Shares for any and all Damages to the extent arising from:

(i) any breach of any representation or warranty the Company has made in this Agreement or in the certificate to be delivered pursuant to Section 9.2(c) (a “Company Warranty Breach”) (provided that any qualification or exception relating to materiality, material adverse effect or “Company Material Adverse Effect” shall be disregarded for purposes of determining the amount of any Damages and for purposes of determining whether such representation or warranty has been breached);

(ii) any breach by the Company or its Subsidiaries of any covenant or agreement of the Company or its Subsidiaries in this Agreement;

(iii) any Deficit Amount, as finally determined in accordance with Section 3.6;

(iv) any Pre-Closing Holder’s exercise of dissenters’ rights; and

(v) any Legal Proceeding by any Pre-Closing Holder against Acquiror or the Company, or their respective officers and directors, in each case, arising out of or related to this Agreement or the Mergers.

(b) Subject to Section 12.4, from and after the First Effective Time and until and through the Survival Expiration Date, Acquiror shall indemnify, defend and hold the Holder Representative and the Pre-Closing Holders (collectively, the “Seller Indemnified Parties”) harmless for any and all Damages to the extent arising from (i) any breach of any representation or warranty Acquiror or Merger Sub has made in this Agreement or in the certificate to be delivered pursuant to Section 9.3(c) (an “Acquiror Warranty Breach”) (provided that any qualification or exception relating to materiality, material adverse effect or Acquiror Material Adverse Effect shall be disregarded solely for purposes of determining the amount of any Damages, but not for purposes of determining whether such representation or warranty has been breached) or (ii) any breach by Acquiror or Merger Sub of any covenant or agreement of Acquiror or Merger Sub in this Agreement.

(c) The amount of indemnification to which an Indemnified Party shall be entitled under this Article XII shall be determined: (i) by the written agreement between the Indemnified Party and the Indemnitor; (ii) with respect to any Deficit Amount, in the manner set forth in Section 12.3(e); (iii) by a final judgment or decree of any court of competent jurisdiction; or (iv) by any other means to which the Indemnified Party and the Indemnitor shall agree in writing. The judgment or decree of a court shall be deemed final when the time for appeal, if any, shall have expired and no appeal shall have been taken or when all appeals taken shall have been finally determined. The Indemnified Party shall have the burden of proof in establishing the amount of Damages suffered by it.

Section 12.3   Indemnification Claim Procedures.

(a) If any Action is commenced or threatened that may give rise to a claim for indemnification (an “Indemnification Claim”) by any Person entitled to indemnification under this Agreement (each, an “Indemnified Party”), then such Indemnified Party shall promptly (i) notify the Indemnitor and (ii) deliver to the Indemnitor a written notice (A) describing in reasonable detail the nature of the Action, (B) including a copy of all papers served with respect to such Action, (C) including the Indemnified Party’s best estimate of the amount of Damages that may arise from such Action, and (D) describing in reasonable detail the basis for the Indemnified Party’s Indemnification Claim under this Agreement. Failure to notify the Indemnitor in accordance with this Section 12.3(a) will not relieve the Indemnitor of any liability that it may have to the Indemnified Party, except to the extent (1) the defense of such Action is prejudiced by the Indemnified Party’s failure to give such notice or (2) the Indemnified Party fails to notify the Indemnitor of such Indemnification Claim in accordance with this Section 12.3(a) prior to the Survival Expiration Date.

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(b) An Indemnitor may elect at any time to assume and thereafter conduct the defense of any Action subject to any such Indemnification Claim with counsel of the Indemnitor’s choice and to settle or compromise any such Action, and each Indemnified Party shall cooperate in all respects with the conduct of such defense by the Indemnitor (including the making of any related claims, counterclaim or cross complaint against any Person in connection with the Action) and/or the settlement of such Action by the Indemnitor; provided, however, that (1) the Indemnified Party shall be entitled to participate in any such defense with separate counsel at the reasonable expense of the Indemnitor if (x) so requested by the Indemnitor in writing or (y) in the reasonable opinion of counsel to the Indemnified Party, representation of the Indemnified Party and the Indemnitor would create a conflict of interest; provided, that in any such circumstance the Indemnitor shall not be required to pay for more than one such counsel for all Indemnified Parties in connection with any Indemnification Claim, and (2) the Indemnitor will not approve of the entry of any judgment or enter into any settlement or compromise with respect to the Indemnification Claim without the Indemnified Party’s prior written approval (which must not be unreasonably withheld or delayed), unless the terms of such settlement provide for a complete release of the claims that are the subject of such Action in favor of the Indemnified Party. If the Indemnified Party gives an Indemnitor notice of an Indemnification Claim and the Indemnitor does not, within sixty (60) days after such notice is given, (i) give notice to the Indemnified Party of its election to assume the defense of the Action or Actions subject to such Indemnification Claim and (ii) thereafter promptly assume such defense, then the Indemnified Party may conduct the defense of such Action; provided, however, that (A) the Indemnified Party will not agree to the entry of any judgment or enter into any settlement or compromise with respect to the Action or Actions subject to any such Indemnification Claim without the prior written consent of the Indemnitor (which consent shall not be unreasonably withheld) and (B) if at any time the Indemnitor acknowledges in writing that such Action is a Damage subject to this Article XII, the Indemnitor may thereafter assume the defense of such Action.

(c) If any Indemnified Party becomes aware of any circumstances that may be reasonably likely to give rise to an Indemnification Claim for any matter not involving an Action, then such Indemnified Party shall promptly (i) notify the Indemnitor and (ii) deliver to the Indemnitor a written notice (A) describing in reasonable detail the nature of the circumstances giving rise to the Indemnification Claim, (B) including the Indemnified Party’s best estimate of the amount of Damages that may arise from such circumstances, and (C) describing in reasonable detail the basis for the Indemnified Party’s Indemnification Claim under this Agreement. Failure to notify the Indemnitor in accordance with this Section 12.3(c) will not relieve the Indemnitor of any liability that it may have to the Indemnified Party, except to the extent (1) the defense of such Action is prejudiced by the Indemnified Party’s failure to give such notice or (2) the Indemnified Party fails to notify the Indemnitor of such Indemnification Claim in accordance with this Section 12.3(c) prior to the Survival Expiration Date.

(d) At the reasonable request of the Indemnitor, each Indemnified Party shall grant the Indemnitor and its representatives all reasonable access to the books, records, employees and properties of such Indemnified Party to the extent reasonably related to the matters to which the applicable Indemnification Claim relates. All such access shall be granted during normal business hours and shall be granted under the conditions which shall not unreasonably interfere with the business and operations of such Indemnified Party.

(e) The claim procedures otherwise specified in this Section 12.3 shall not apply to indemnification claims in respect of any Deficit Amount. In the event of a Deficit Amount, as finally determined in accordance with Section 3.6, then, promptly following the Determination Date, and in any event within five (5) Business Days of the Determination Date, the GPIAC-Designated Directors and the Holder Representative shall execute a joint written instruction to the Escrow Agent instructing the Escrow Agent to disburse to Acquiror an amount of Acquiror Common Shares equal to (A) (i) the Deficit Amount, divided by $10.00; divided by (B) the Closing Ownership Ratio. Upon receipt of such Acquiror Common Shares from the Escrow Agent, Acquiror shall promptly cancel such shares.

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Section 12.4   Limitations on Indemnification Liability.   Notwithstanding any provision of this Agreement to the contrary, any claims an Indemnified Party makes under this Article XII will be limited as follows:

(a) Source and Order of Recovery. If there is determined to be any amount owing to a GPIAC Indemnified Party as a result of indemnification under this Article XII, the amount of then-remaining Indemnification Escrow Shares shall be a GPIAC Indemnified Party’s sole source of recovery with respect to any and all amounts owed to a GPIAC Indemnified Party pursuant to this Article XII, except in the case of fraud, in which case:

(i) in respect of claims against (A) the Company or (B) a Co-Founder, whether in such Co-Founder’s capacity as a Stockholder, director, officer or employee of the Company, who was perpetrator or had actual knowledge of fraud (any such claim under clause (A) or clause (B), a “Specified Co-Founder Fraud Claim”), then (A) Damages shall first be paid out of the then-remaining Indemnification Escrow Shares and (B) if the amount then-remaining in the Indemnification Escrow Shares is insufficient to satisfy in full any amount owing to a GPIAC Indemnified Party in respect of such Specified Co-Founder Fraud Claim, then the GPIAC Indemnified Party shall only be entitled to recourse directly against the Co-Founders for the amount of Damages in excess of the then-remaining Indemnification Escrow Shares and shall not be entitled to recourse against any other Pre-Closing Holder in respect of such Specified Co-Founder Fraud Claim; and

(ii) notwithstanding the foregoing, if a Pre-Closing Holder (other than the Co-Founders), whether in such Pre-Closing Holder’s capacity as a Stockholder, director, officer or employee of the Company, was a perpetrator or had actual knowledge of fraud (“Specified Pre-Closing Holder Fraud Claim”), then (A) Damages relating to such Specified Pre-Closing Holder Fraud Claim shall first be paid out of the then-remaining Indemnification Escrow Shares and (B) if the amount then-remaining in the Indemnification Escrow Shares is insufficient to satisfy in full any amount owing to a GPIAC Indemnified Party in respect of such Specified Pre-Closing Holder Fraud Claim, then the GPIAC Indemnified Party shall only be entitled to recourse directly against such Pre-Closing Holder and the Co-Founders for the amount of Damages in excess of the then-remaining Indemnification Escrow Shares and shall not be entitled to recourse against any other Pre-Closing Holder in respect of such Specified Pre-Closing Holder Fraud Claim; provided that the Pre-Closing Holder and the Co-Founders shall first satisfy their obligations to the GPIAC Indemnified Party in excess of the then-remaining Indemnification Escrow Shares through the delivery of Acquiror Common Shares then held by such Persons, pursuant to the formula described below. The amount of any Acquiror Common Shares necessary to satisfy any such excess shall equal (x) such excess amount of Damages to be satisfied through the delivery of Acquiror Common Shares divided by $10.00, divided by (y) the Closing Ownership Ratio. Upon determination of the amount of Acquiror Common Shares necessary to satisfy any Damages under this Section 12.4(a)(ii), such Pre-Closing Holder and such Co-Founders shall promptly and, in any event, within five (5) Business Days, remit such amount of Acquiror Common Shares to Acquiror for cancellation;

provided, however, that Section 12.4(a)(i) and Section 12.4(a)(ii) shall not be mutually exclusive and the liability of any Pre-Closing Holder or Co-Founder resulting from any claim that is finally determined pursuant to both a Specified Co-Founder Fraud Claim and a Specified Pre-Closing Holder Fraud Claim shall be several and shall be satisfied pursuant to Section 12.4(a)(i) and Section 12.4(a)(ii), as applicable, in the relative proportion of each such Persons’ comparative fault in respect of such claims.

(b) Claims Basket. The GPIAC Indemnified Parties shall not be entitled to indemnification pursuant to this Article XII with respect to any Indemnification Claim made with respect to a Company Warranty Breach (other than Company Warranty Breaches with respect to Company Fundamental Representations) unless and until the amount of Damages (excluding costs and expenses of GPIAC Indemnified Parties incurred in connection with making such claim under this Agreement) incurred by the GPIAC Indemnified Parties that are the subject of such claim exceeds $75,000 (the “Per-Claim Basket”), and the GPIAC Indemnified Parties shall only be entitled to indemnification pursuant to this Article XII with respect to Indemnification Claims made with respect to Company Warranty Breaches (other than Company Warranty Breaches with respect to Company Fundamental Representations) to the extent the aggregate amount of all Damages (excluding costs and expenses of GPIAC Indemnified Parties incurred in connection with making such claim under this Agreement) incurred by the GPIAC Indemnified Parties for which the GPIAC

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Indemnified Parties are entitled to indemnification pursuant to this Article XII for all such Indemnification Claims (excluding amounts below the applicable Per-Claim Basket) exceeds One Million Seven Hundred and Fifty Thousand Dollars ($1,750,000) (the “Basket Amount”). Once the Basket Amount is exceeded, if at all, the GPIAC Indemnified Parties shall only be entitled to indemnification for such Damages to the extent both (i) such Damages considered on a per-claim basis exceed the Per-Claim Basket, and (ii) Damages in respect of all such Indemnification Claims that satisfy clause (i) of this sentence exceed the Basket Amount. Other than with respect to any claim or counterclaim for breach by Acquiror of any representations, warranties or covenants set forth in Article V or Article VII, the Seller Indemnified Parties shall not be entitled to indemnification pursuant to this Article XII with respect to any Indemnification Claim made with respect to an Acquiror Warranty Breach (other than Acquiror Warranty Breaches with respect to Acquiror Fundamental Representations) unless and until the amount of Damages incurred by the Seller Indemnified Parties that are the subject of such claim exceeds the Per-Claim Basket, and the Seller Indemnified Parties shall only be entitled to indemnification pursuant to this Article XII with respect to Indemnification Claims made with respect to Acquiror Warranty Breaches (other than Acquiror Warranty Breaches with respect to Acquiror Fundamental Representations) to the extent the aggregate amount of all Damages incurred by the Seller Indemnified Parties for which the Seller Indemnified Parties are entitled to indemnification pursuant to this Article XII for all such Indemnification Claims (excluding amounts below the applicable Per-Claim Basket) exceeds the Basket Amount. Once the Basket Amount is exceeded, if at all, the Seller Indemnified Parties shall only be entitled to indemnification for such Damages to the extent both (i) such Damages considered on a per-claim basis exceed the Per-Claim Basket, and (ii) Damages in respect of all such Indemnification Claims that satisfy clause (i) of this sentence exceed the Basket Amount.

(c) Damages Net of Insurance Proceeds, Tax Benefits and Other Third-Party Recoveries. All Damages for which any Indemnified Party would otherwise be entitled to indemnification under this Article XII shall be reduced by the amount of insurance proceeds, Tax benefits actually realized by the Indemnified Party in the taxable year in which such indemnification payment is made, indemnification payments and other third-party recoveries which any Indemnified Party actually receives in respect of any Damages incurred by such Indemnified Party, net of applicable reserves, and deductibles, and reasonable internal or third party expenses actually incurred in obtaining or receiving such recoveries. In the event any Indemnified Party is entitled to any such insurance proceeds, Tax benefits, indemnity payments or any third-party recoveries in respect of any Damages for which such Indemnified Party is entitled to indemnification pursuant to this Article XII, such Indemnified Party shall use commercially reasonable efforts to obtain, receive or realize such proceeds, benefits, payments or recoveries. In the event that any such insurance proceeds, Tax benefits, indemnity payments or other third-party recoveries are realized by an Indemnified Party subsequent to receipt by such Indemnified Party of any indemnification payment hereunder in respect of the claims to which such insurance proceeds, Tax benefits, indemnity payments or other third-party recoveries relate, appropriate refunds shall be made promptly by the relevant Indemnified Parties of all or the relevant portion of such indemnification payment.

(d) Assignment of Claims. If any Indemnified Party receives any indemnification payment pursuant to this Article XII, at the election of the Indemnitor, such Indemnified Party shall assign to the Indemnitor all of its claims for recovery against third Persons as to such Damages, whether by insurance coverage, contribution claims, subrogation or otherwise.

(e) Expenses. In the event that the Holder Representative assumes any defense of any Action for which a GPIAC Indemnified Party has sought indemnification, reasonable expenses incurred by any Seller Indemnified Party in connection therewith, including reasonable legal costs and expenses, shall constitute Damages for purposes of determining the maximum aggregate amount to which the GPIAC Indemnified Parties shall be entitled pursuant to Section 12.4(a).

(f) Consequential, Punitive and Certain Other Damages. No Indemnified Party shall be entitled to indemnification for any (i) special, punitive or exemplary damages, (ii) any loss of enterprise value, diminution in value of any business, damage to reputation or loss of goodwill, or (iii) any lost profits, consequential, indirect or incidental damages.

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(g) Damages Reserved for on the Closing Balance Sheet. No GPIAC Indemnified Party shall be entitled to indemnification for any Damages in respect of any liability or obligation accrued or reserved for on the Closing balance sheet.

(h) No Duplicate Claims. In the event a GPIAC Indemnified Party or Seller Indemnified Party, as the case may be, recovers Damages in respect of an Indemnification Claim, no other GPIAC Indemnified Party or Seller Indemnified Party, as applicable, may recover the same Damages in respect of an Indemnification Claim under this Agreement.

(i) Other Limitations. Notwithstanding anything else in this Agreement or otherwise, no Indemnified Party shall be entitled to recover Damages, and no equityholder, director, officer or employee of the Company shall have any liability hereunder as a result of any Action or announcement by the persons identified on Section 12.4(i) of the Company Disclosure Letter following the announcement of the transactions contemplated hereby.

Section 12.5   Mitigation of Damages.   An Indemnified Party shall use its reasonable best efforts to mitigate any Damages for which it is entitled to indemnification pursuant to this Article XII.

Section 12.6   Tax Treatment.   All amounts paid with respect to Indemnification Claims under this Agreement shall be treated by the parties hereto for all Tax purposes as adjustments to the Merger Consideration.

Section 12.7   Indemnification Sole and Exclusive Remedy.   Following the Closing, except in the case of fraud, indemnification pursuant to this Article XII shall be the sole and exclusive remedy (other than for specific performance) of the parties and any parties claiming by or through any party (including the Indemnified Parties) related to or arising from any breach of any representation, warranty, covenant or agreement contained in, or otherwise pursuant to, this Agreement.

Section 12.8   Nature of GPIAC Indemnified Parties’ Recovery from Indemnity Escrow.   Except as otherwise contemplated by Section 12.4(a), the Parties agree recovery by the GPIAC Indemnified Parties for any Damages (as finally determined pursuant to this Article XII) shall be satisfied from the Indemnification Escrow Shares by Escrow Agent’s release to Acquiror, and upon receipt thereof, Acquiror’s prompt cancellation of: an amount of Acquiror Common Shares equal to (A) such Damages, divided by $10.00; divided by (B) the Closing Ownership Ratio.

Section 12.9   Release of Escrow.   The Escrow Agreement shall specify that the Indemnification Escrow Shares (if any) shall be released to the Escrow Stockholders in accordance with such holders’ relative Applicable Percentages on the first Business Day following the Survival Expiration Date; provided, however, that if any claim pursuant to this Article XII shall have been properly asserted by any GPIAC Indemnified Party in accordance with this Agreement on or prior to the Survival Expiration Date and remain pending on the Survival Expiration Date (any such claim, a “Pending Claim”), (i) the Indemnification Escrow Shares released to the Escrow Stockholders shall be the amount of Indemnification Escrow Shares then held by the Escrow Agent, minus the aggregate number of Acquiror Common Shares equal to (A) the amount of such Pending Claim divided by $10.00, divided by (B) the Closing Ownership Ratio and (ii) any shares that remain in escrow following the Survival Expiration Date in respect of any such Pending Claim shall be released to the Escrow Stockholders entitled to receive the Merger Consideration in accordance with such holders’ relative Applicable Percentages promptly upon resolution or (if applicable) satisfaction of such Pending Claim. In each case in which this Section 12.9 provides for the release of Indemnification Escrow Shares, each of the GPIAC-Designated Directors and the Holder Representative shall promptly submit joint written instructions to the Escrow Agent instructing the Escrow Agent to distribute the Indemnification Escrow Shares in accordance with this Section 12.9 and the Escrow Agreement.

ARTICLE XIII

MISCELLANEOUS

Section 13.1   Trust Account Waiver.   Each of the Company and Holder Representative acknowledges that Acquiror is a blank check company with the powers and privileges to effect a Business Combination. Each of the Company and Holder Representative further acknowledges that, as described in the prospectus dated May 19, 2015 (the “Prospectus”) available at www.sec.gov, substantially all of Acquiror assets consist of the cash proceeds of Acquiror’s initial public offering and private placements of its securities and substantially all of those proceeds have been deposited in the Trust Account for the benefit of Acquiror, certain of its public stockholders and the underwriters of Acquiror’s initial public offering. Each of the Company and Holder Representative acknowledges that it has been

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advised by Acquiror that, except with respect to interest earned on the funds held in the Trust Account that may be released to Acquiror to pay its franchise tax, income tax and similar obligations, the Trust Agreement provides that cash in the Trust Account may be disbursed only (i) to Acquiror in limited amounts from time to time in order to permit Acquiror to pay its operating expenses; (ii) if Acquiror completes the transactions which constitute a Business Combination, then to those Persons and in such amounts as described in the Prospectus; and (iii) if Acquiror fails to complete a Business Combination within the allotted time period and liquidates, subject to the terms of the Trust Agreement, to Acquiror in limited amounts to permit Acquiror to pay the costs and expenses of its liquidation and dissolution, and then to Acquiror’s public stockholders. For and in consideration of Acquiror entering into this Agreement, the receipt and sufficiency of which are hereby acknowledged, each of the Company and Holder Representative, on behalf of the Pre-Closing Holders, hereby irrevocably waives any right, title, interest or claim of any kind they have or may have in the future in or to any monies in the Trust Account and agree not to seek recourse against the Trust Account or any funds distributed therefrom as a result of, or arising out of, this Agreement and any negotiations, contracts or agreements with Acquiror; provided that (x) nothing herein shall serve to limit or prohibit the Company’s and Holder Representative’s right to pursue a claim against Acquiror for legal relief against monies or other assets held outside the Trust Account, for specific performance or other equitable relief in connection with the consummation of the transactions (including a claim for Acquiror to specifically perform its obligations under this Agreement and cause the disbursement of the balance of the cash remaining in the Trust Account (after giving effect to the Acquiror Share Redemptions) to the Pre-Closing Holders in accordance with the terms of this Agreement and the Trust Agreement) so long as such claim would not affect Acquiror’s ability to fulfill its obligation to effectuate the Acquiror Share Redemptions, or for fraud and (y) nothing herein shall serve to limit or prohibit any claims that the Company and Holder Representative may have in the future against Acquiror’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds).

Section 13.2   Waiver.   Any party to this Agreement may, at any time prior to the Closing, by action taken by its Board of Directors, or officers thereunto duly authorized, waive any of the terms or conditions of this Agreement or agree to an amendment or modification to this Agreement by an agreement in writing executed in the same manner (but not necessarily by the same Persons) as this Agreement.

Section 13.3   Notices.   All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service, or (iv) when delivered by telecopy or email (in each case in this clause (iv), solely if receipt is confirmed and, in the case of email, excluding any automated reply, such as an out-of-office notification), addressed as follows:

(a)	If to Acquiror or Merger Sub or, after the Closing, to the Company, to:

GP Investments Acquisition Corp.
150 E. 52nd Street, Suite 5003
New York, NY 10022
	Attention:	Antonio Bonchristiano
	Telecopy No.:	+1 (212) 430-4365
+ 55 11 3556-5566

with copies to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
	Attention:	Paul T. Schnell
Timothy M. Fesenmyer
	Telecopy No.:	(212) 735-2000
	Email:	paul.schnell@skadden.com
timothy.fesenmyer@skadden.com

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(b)	If to the Company, prior to the Closing, to:

Rimini Street, Inc.
3993 Howard Hughes Parkway
Suite 500
Las Vegas, NV 89169
	Attention:	Daniel B. Winslow
Senior Vice President
and General Counsel
	Telecopy No.:	(702) 973-7491
	Email:	dwinslow@riministreet.com

with copies to (which shall not constitute notice):

Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304
	Attention:	Jon C. Avina
Michael S. Ringler
	Telecopy No.:	(650) 493-6811
	Email:	javina@wsgr.com
mringler@wsgr.com

or to such other address or addresses as the parties may from time to time designate in writing. Copies delivered solely to outside counsel shall not constitute notice.

Section 13.4   Assignment.   No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties and any such transfer without prior written consent shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.

Section 13.5   Rights of Third Parties.   Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any right or remedies under or by reason of this Agreement; provided, however, that, notwithstanding the foregoing (i) in the event the Closing occurs, the past, present and future officers and directors of the Company (and their successors, heirs and representatives) are intended third-party beneficiaries of, and may enforce, Section 7.2, (ii) from and after the First Effective Time, the Pre-Closing Holders (and their successors, heirs and representatives) shall be intended third-party beneficiaries of, and may enforce, Article II and Article III, (iii) from and after the First Effective Time, the Sponsor shall be an intended third-party beneficiary of, and may enforce, Section 11.2, and (iv) the past, present and future directors, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys, advisors and representatives of the parties, and any Affiliate of any of the foregoing (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, Section 13.16.

Section 13.6   Expenses.   If the Closing shall not occur, each party hereto shall bear its own expenses incurred in connection with this Agreement and the transactions herein, including all fees of its legal counsel, financial advisers and accountants; it being agreed and acknowledged by the parties that all such expenses of the Company and its Subsidiaries shall be deemed Transaction Expenses hereunder. If the Closing shall occur, Acquiror shall bear all expenses incurred by the parties hereto in connection with this Agreement and the transactions herein, including all fees of such parties respective legal counsel, financial advisers and accountants; and the fees and expenses of the Auditor, if any, shall be paid in accordance with Section 3.5.

Section 13.7   Governing Law.   This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws

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to the extent such principles or rules would require or permit the application of Laws of another jurisdiction, except that (a) the internal affairs of the Company, and (b) all other provisions of, or transactions contemplated by, this Agreement that are expressly or otherwise required to be governed by the NRS shall be governed by the Laws of the State of Nevada.

Section 13.8   Captions; Counterparts.   The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 13.9   Company and Acquiror Disclosure Letters.   The Company Disclosure Letter and the Acquiror Disclosure Letter (including, in each case, any section thereof) referenced herein are a part of this Agreement as if fully set forth herein. All references herein to the Company Disclosure Letter and/or the Acquiror Disclosure Letter (including, in each case, any section thereof) shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a party in the applicable Disclosure Letter, or any section thereof, with reference to any section of this Agreement or section of the applicable Disclosure Letter shall be deemed to be a disclosure with respect to such other applicable sections of this Agreement or sections of applicable Disclosure Letter as to which the disclosure on its face is reasonably apparent upon reading the disclosure contained in such section of the applicable Disclosure Letter, without independent knowledge on the part of the reader regarding the matter disclosed, that such disclosure is responsive to such other section of this Agreement or section of the applicable Disclosure Letter. Certain information set forth in the Disclosure Letters is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.

Section 13.10   Entire Agreement.   (i) This Agreement (together with the Company Disclosure Letter and the Acquiror Disclosure Letter) and (ii) that certain Non-Disclosure Agreement, dated as of April 6, 2017, between Sponsor and the Company (the “Confidentiality Agreement”) constitute the entire agreement among the parties relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated by this Agreement exist between the parties except as expressly set forth in this Agreement and the Confidentiality Agreement.

Section 13.11   Amendments.   This Agreement may be amended or modified in whole or in part, only by a duly authorized (including pursuant to the provisions of Article XI) agreement in writing executed in the same manner as this Agreement and which makes reference to this Agreement.

Section 13.12   Publicity.

(a) All press releases or other public communications relating to the transactions contemplated by this Agreement, and the method of the release for publication thereof, shall prior to the Closing be subject to the prior mutual approval of Acquiror and the Company, which approval shall not be unreasonably withheld by any party; provided, that no party shall be required to obtain consent pursuant to this Section 13.12(a) to the extent any proposed release or statement is substantially equivalent to the information that has previously been made public without breach of the obligation under this Section 13.12(a).

(b) The restriction in Section 13.12(a) shall not apply to the extent the public announcement is required by applicable securities Law, any Governmental Authority or stock exchange rule; provided, however, that in such an event, the party making the announcement shall use its commercially reasonable efforts to consult with the other party in advance as to its form, content and timing. For the avoidance of doubt, disclosures resulting from the parties’ efforts to obtain approval or early termination under the HSR Act and to make any relating filing shall be deemed not to violate this Agreement.

Section 13.13   Severability.   If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions

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of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

Section 13.14   Jurisdiction; Waiver of Jury Trial.

(a) Any proceeding or action based upon, arising out of or related to this Agreement or the transactions contemplated hereby must be brought in the Court of Chancery of the State of Delaware (or, to the extent such Court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware,and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such proceeding or action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the proceeding or action shall be heard and determined only in any such court, and agrees not to bring any proceeding or action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any action, suit or proceeding brought pursuant to this Section 13.14.

(b) Each party acknowledges and agrees that any controversy which may arise under this Agreement and the transactions contemplated hereby is likely to involve complicated and difficult issues, and therefore each such party hereby irrevocably, unconditionally and voluntarily waives any right such party may have to a trial by jury in respect of any action, suit or proceeding directly or indirectly arising out of or relating to this Agreement or any of the transactions contemplated hereby.

Section 13.15   Enforcement.   The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific enforcement of the terms and provisions of this Agreement, in addition to any other remedy to which any party is entitled at law or in equity. In the event that any action shall be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law, and each party agrees to waiver any requirement for the securing or posting of any bond in connection therewith.

Section 13.16   Non-Recourse.   This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as parties hereto and any express guarantor of any such party’s obligations hereunder and then only with respect to the specific obligations set forth herein with respect to such party; provided, however, that the foregoing shall not relieve (i) any party for liability with respect to fraud committed by such party or (ii) any Pre-Closing Holder, (including any Co-Founder) for liability with respect to fraud perpetrated by or actually known to such Pre-Closing Holder, in accordance with, in the case of each of clause (i) and (ii), Section 12.4(a). Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement and not otherwise), no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company or Acquiror under this Agreement (whether for indemnification or otherwise) of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.

Section 13.17   Conflicts and Privilege.   Acquiror, the Company and the Holder Representative hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among Acquiror, the GPIAC Designated Directors and/or the Sponsor, on the one hand, and the Company, the Pre-Closing Holders, the Holder Representative and/or the Escrow Stockholders, on the other hand, any legal counsel (including Skadden, Arps, Slate, Meagher & Flom LLP) that represented Acquiror, the GPIAC Designated Directors and/or the Sponsor prior to the Closing may represent the GPIAC Designated Directors and/or Sponsor in such dispute even though the interests of the GPIAC Designated Directors and/or Sponsor may be directly adverse to the Acquiror, and even though such counsel may have represented Acquiror in a matter substantially

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related to such dispute, or may be handling ongoing matters for Acquiror, the GPIAC Designated Directors and/or the Sponsor. Acquiror, the Company and the Holder Representative further agree that, as to all legally privileged communications prior to the Closing between or among any legal counsel (including Skadden, Arps, Slate, Meagher & Flom LLP) that represented Acquiror, the GPIAC Designated Directors and/or the Sponsor prior to the Closing and any one or more such Persons that relate in any way to the transactions contemplated by this Agreement, the attorney/client privilege and the expectation of client confidence belongs to the GPIAC Designated Directors and may be controlled by such GPIAC Designated Directors, and shall not pass to or be claimed or controlled by Acquiror (after giving effect to the Closing), the Company and the Holder Representative; provided that the GPIAC Designated Directors shall not waive such attorney/client privilege other than to the extent they determine appropriate in connection with the enforcement or defense of their respective rights or obligations existing under this Agreement. Notwithstanding the foregoing, any privileged communications or information shared by the Company prior to the Closing with Acquiror, Sponsor or the GPIAC Appointed Directors (in any capacity) under a common interest agreement shall remain the privileged communications or information of the Surviving Corporation.

[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date first above written.

GP INVESTMENTS ACQUISITION CORP.

By:	/s/ Antonio Bonchristiano
	Name:	Antonio Bonchristiano
	Title:	Chief Executive Officer

LET’S GO ACQUISITION CORP.

By:	/s/ Antonio Bonchristiano
	Name:	Antonio Bonchristiano
	Title:	Authorized Signatory

[Signature Page to Agreement and Plan of Merger]

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RIMINI STREET, INC.

By:	/s/ Seth A. Ravin
	Name:	Seth A. Ravin
	Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

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ROBIN MURRAY, solely in his capacity as Holder Representative

/s/ Robin Murray

[Signature Page to Agreement and Plan of Merger]

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ANNEX B

GP Investments Acquisition Corp. 150 E. 52nd Street, Suite 5003 New York, New York 10022	Let’s Go Acquisition Corp 150 E. 52nd Street, Suite 5003 New York, New York 10022

June 30, 2017

Rimini Street, Inc.
3993 Howard Hughes Parkway
Suite 500
Las Vegas, NV 89169

Re: Amendment No. 1 to the Agreement and Plan of Merger dated May 16, 2017

Ladies and Gentlemen:

Reference is made to the Agreement and Plan of Merger, dated as of May 16, 2017 (the “Merger Agreement”), by and among GP Investments Acquisition Corp., a Cayman Islands exempted company limited by shares (which shall domesticate as a Delaware corporation prior to the Closing) (“Acquiror”), Let’s Go Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Acquiror (“Merger Sub”), Rimini Street, Inc., a Nevada corporation (the “Company”) and, solely in his capacity as the initial Holder Representative hereunder, Robin Murray (collectively with Acquiror, Merger Sub and the Company, the “Parties”). Capitalized terms used but not defined in this letter agreement (this “Letter Agreement”) shall have the meanings specified in the Merger Agreement.

The Parties desire to amend the Merger Agreement as set forth in this Letter Agreement. By execution of this Letter Agreement, and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree as follows, notwithstanding anything to the contrary contained in the Merger Agreement:

Section 1    Amendment of Treatment of Options Held by Former Employees and Former Service Providers. Section 3.2(b) of the Merger Agreement is hereby deleted in its entirety and replaced with the following:

Prior to the First Effective Time, the Company shall take commercially reasonable actions so that any Option which is held by a former employee or former service provider to the Company or any Affiliate is exercised not later than immediately prior to the First Effective Time and, to the extent that any such option is not so exercised (“Relevant Outstanding Options”), each such Relevant Outstanding Option shall be converted automatically into the right to receive a cash payment equal to the product of (a) the excess (if any) of the Per-Share Dollar Value over the per-share exercise price of such Relevant Outstanding Option and (b) the number of shares of the Company’s Common Stock subject to the vested portion of such Relevant Outstanding Option (such amount to be paid as soon as practicable following the First Effective Time, less applicable withholdings). All Relevant Outstanding Options shall be cancelled immediately prior to the First Effective Time.

Section 2   Amendment of Capitalization of Acquiror. Section 5.13(a) of the Merger Agreement is hereby amended by replacing the number “21,562,500” in the second sentence of such section with the number “20,009,776”.

Section 3   Amendment of Use of Trust Account Proceeds and Related Available Equity. Section 7.4 of the Merger Agreement is hereby amended by replacing the word “excluding” in the first sentence of such section with the word “including”.

Section 4   Delete Reference to an ESPP. Section 7.3(b) of the Merger Agreement is deleted in its entirety.

Section 5   Miscellaneous. The provisions of Article XIII of the Merger Agreement are incorporated by reference herein mutatis mutandis and this Letter Agreement shall be governed by and construed in accordance with such provisions.

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In addition, pursuant to Section 6.1(c) of the Merger Agreement, Acquiror hereby consents to the Fifth Amendment of the Financing Agreement, among the Company, each subsidiary of the Company party thereto as a Guarantor (if any), the Lenders (as defined therein), Cortland Capital Market Services LLC, as collateral agent and as administrative agent for such Lenders, and CB Agent Services LLC, as origination agent for such Lenders, dated as of June 24, 2016, as amended.

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If the foregoing accurately sets forth our agreement, please execute this Letter Agreement where indicated and return a copy to us.

Very truly yours,

GP INVESTMENTS ACQUISITION CORP.

By:	/s/ Antonio Bonchristiano
Name: Antonio Bonchristiano
Title: Chief Executive Officer

LET’S GO ACQUISITION CORP.

By:	/s/ Antonio Bonchristiano
Name: Antonio Bonchristiano
Title: Authorized Signatory

[Signature Page to Amendment No. 1 to Merger Agreement]

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Accepted and agreed to as of the date first
above written:

RIMINI STREET, INC.

By:	/s/ Seth Ravin
Name:	Seth Ravin
Title:	Chief Executive Officer

ROBIN MURRAY, solely in his capacity as Holder Representative

By:	/s/ Robin Murray
Name:	Robin Murray

[Signature Page to Amendment No. 1 to Merger Agreement]

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ANNEX C

THE COMPANIES LAW (2013 REVISION)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES
AMENDED AND RESTATED
MEMORANDUM AND ARTICLES OF ASSOCIATION
OF
GP INVESTMENTS ACQUISITION CORP.
(adopted by special resolution dated 7 May 2015)

THE COMPANIES LAW (2013 REVISION)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES
AMENDED AND RESTATED
MEMORANDUM OF ASSOCIATION
OF
GP INVESTMENTS ACQUISITION CORP.
(adopted by special resolution dated 7 May 2015)

1	The name of the Company is GP Investments Acquisition Corp.
2	The Registered Office of the Company shall be at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place within the Cayman Islands as the Directors may decide.

3	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.
4	The liability of each Member is limited to the amount unpaid on such Member’s shares.
5	The share capital of the Company is US$42,000 divided into 400,000,000 shares of a par value of US$0.0001 each and 20,000,000 preferred shares of a par value of US$0.0001 each.
6	The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

7	Capitalised terms that are not defined in this Memorandum of Association bear the respective meanings given to them in the Articles of Association of the Company.

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THE COMPANIES LAW (2013 REVISION)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

GP INVESTMENTS ACQUISITION CORP.

(adopted by special resolution dated 7 May 2015)

1	1 Interpretation
1.1	In the Articles Table A in the First Schedule to the Statute does not apply and, unless there is something in the subject or context inconsistent therewith:
“Articles”	means these articles of association of the Company.

“Audit Committee”	means the audit committee of the Company formed pursuant to Article 41.2 hereof, or any successor audit committee.

“Auditor”	means the person for the time being performing the duties of auditor of the Company (if any).

“Business Combination”	has the meaning given to it in Article 48.1.

“business day”	means any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorised or obligated by law to close in New York City.

“clearing house”
a clearing house recognised by the laws of the jurisdiction in which the Shares (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such jurisdiction.

“Company”	means GP Investments Acquisition Corp.

“Designated Stock Exchange”	means any national securities exchange including NASDAQ Capital Market, or NASDAQ.

“Directors”	means the directors for the time being of the Company.

“Dividend”	means any dividend (whether interim or final) resolved to be paid on Shares pursuant to the Articles.

“Electronic Record”	has the same meaning as in the Electronic Transactions Law.

“Electronic Transactions Law”	means the Electronic Transactions Law (2003 Revision) of the Cayman Islands.

“Founders”	means all Members immediately prior to the consummation of the IPO.

“IPO”	means the Company’s initial public offering of securities.

“IPO Repurchase”	has the meaning given to it in Article 48.3.

“Member”	has the same meaning as in the Statute.

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“Memorandum”	means the memorandum of association of the Company, as amended from time to time.

“Ordinary Resolution”
means a resolution passed by a simple majority of the Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a unanimous written resolution. In computing the majority when a poll is demanded regard shall be had to the number of votes to which each Member is entitled by the Articles.

“Over-allotment Option”	means the option of the Underwriters to purchase up to an additional 2,250,000 units (as defined at Article 3.3) at a price equal to $10.00 per unit, less underwriting discounts and commissions.

“Repurchase Price”	has the meaning given to it in Article 48.3.

“Register of Members”	means the register of Members maintained in accordance with the Statute and includes (except where otherwise stated) any branch or duplicate register of Members.

“Registered Office”	means the registered office for the time being of the Company.

“Seal”	means the common seal of the Company and includes every duplicate seal.

“SEC”	means the United States Securities and Exchange Commission.

“Share”	means a share in the Company and includes a fraction of a share in the Company.

“Special Resolution”	has the same meaning as in the Statute, and includes a unanimous written resolution.

“Statute”	means the Companies Law (2013 Revision) of the Cayman Islands.

“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Statute.

“Trust Fund”	has the meaning given to it in Article 48.1.

“Underwriters”	means Citigroup Global Markets Inc. on its own behalf and for any other underwriters from time to time, and any successor underwriter.
1.2	In the Articles:
(a)	words importing the singular number include the plural number and vice versa;
(b)	words importing the masculine gender include the feminine gender;
(c)	words importing persons include corporations as well as any other legal or natural person;
(d)	“written” and “in writing” include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;
(e)	“shall” shall be construed as imperative and “may” shall be construed as permissive;

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(f)	references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced;
(g)	any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;
(h)	the term “and/or” is used herein to mean both “and” as well as “or.” The use of “and/or” in certain contexts in no respects qualifies or modifies the use of the terms “and” or “or” in others. The term “or” shall not be interpreted to be exclusive and the term “and” shall not be interpreted to require the conjunctive (in each case, unless the context otherwise requires);
(i)	headings are inserted for reference only and shall be ignored in construing the Articles;
(j)	any requirements as to delivery under the Articles include delivery in the form of an Electronic Record;
(k)	any requirements as to execution or signature under the Articles including the execution of the Articles themselves can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Law;
(l)	sections 8 and 19(3) of the Electronic Transactions Law shall not apply;
(m)	the term “clear days” in relation to the period of a notice means that period excluding the day when the notice is received or deemed to be received and the day for which it is given or on which it is to take effect; and
(n)	the term “holder” in relation to a Share means a person whose name is entered in the Register of Members as the holder of such Share.
2	2 Commencement of Business
2.1	The business of the Company may be commenced as soon after incorporation of the Company as the Directors shall see fit.
2.2	The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation and establishment of the Company, including the expenses of registration.
3	3 Issue of Shares
3.1	Subject to the provisions, if any, in the Memorandum (and to any direction that may be given by the Company in general meeting) and, where applicable, the rules of the Designated Stock Exchange and/or any competent regulatory authority, and without prejudice to any rights attached to any existing Shares, the Directors may allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) with or without preferred, deferred or other rights or restrictions, whether in regard to Dividend or other distribution, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper, and may also (subject to the Statute and the Articles) vary such rights.
3.2	The Company may issue rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company on such terms as the Directors may from time to time determine.
3.3	The Company may issue units of securities in the Company, which may be comprised of whole or fractional Shares, rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company, upon such terms as the Directors may from time to time determine. The securities comprising any such units which are issued pursuant to the IPO can only be traded separately from one another on the 52nd day following the date of the prospectus relating to the IPO unless the Underwriters determine that an earlier date is acceptable, subject to the Company having filed a Current Report on Form 8-K with the SEC and a press release announcing when such separate trading will begin. Prior to such date, the units can be traded, but the securities comprising such units cannot be traded separately from one another.
3.4	The Company shall not issue Shares to bearer.

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4	4 Register of Members
4.1	The Company shall maintain or cause to be maintained the Register of Members in accordance with the Statute.
4.2	The Directors may determine that the Company shall maintain one or more branch registers of Members in accordance with the Statute. The Directors may also determine which register of Members shall constitute the principal register and which shall constitute the branch register or registers, and to vary such determination from time to time.
5	5 Closing Register of Members or Fixing Record Date
5.1	For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose, the Directors may, after notice has been given by advertisement in an appointed newspaper or any other newspaper or by any other means in accordance with the requirements of the Designated Stock Exchange, provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed forty days.
5.2	In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to notice of, or to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose.
5.3	If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a Dividend or other distribution, the date on which notice of the meeting is sent or the date on which the resolution of the Directors resolving to pay such Dividend or other distribution is passed, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.
6	6 Certificates for Shares
6.1	A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other person authorised by the Directors. The Directors may authorise certificates to be issued with the authorised signature(s) affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and, subject to the Articles, no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.
6.2	The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.
6.3	If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating evidence, as the Directors may prescribe, and (in the case of defacement or wearing out) upon delivery of the old certificate.
6.4	Every share certificate sent in accordance with the Articles will be sent at the risk of the Member or other person entitled to the certificate. The Company will not be responsible for any share certificate lost or delayed in the course of delivery.
6.5	Share certificates shall be issued within the relevant time limit as prescribed by the Statute, if applicable, or as the Designated Stock Exchange may from time to time determine, whichever is shorter, after the allotment or, except in the case of a Share transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgement of a Share transfer with the Company.

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7	7 Transfer of Shares
7.1	Subject to the terms of these Articles, any Member may transfer all or any of his Shares by an instrument of transfer provided that such transfer complies with applicable rules of the SEC and federal and state securities laws of the United States. If the Shares in question were issued in conjunction with rights, options or warrants issued pursuant to Article 3 on terms that one cannot be transferred without the other, the Directors shall refuse to register the transfer of any such Share without evidence satisfactory to them of the like transfer of such option or warrant.
7.2	The instrument of transfer of any Share shall be in writing in the usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by the Directors and shall be executed by or on behalf of the transferor (and if the Directors so require, signed by or on behalf of the transferee) and may be under hand or, if the transferor or transferee is a clearing house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Directors may approve from time to time. The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered in the Register of Members.
8	8 Redemption, Repurchase and Surrender of Shares
8.1	Subject to the provisions of the Statute, and, where applicable, the rules of the Designated Stock Exchange and/or any competent regulatory authority, the Company may issue Shares that are to be redeemed or are liable to be redeemed at the option of the Member or the Company. The redemption of such Shares, except Shares in the IPO, shall be effected in such manner and upon such other terms as the Company may, by Special Resolution, determine before the issue of such Shares. With respect to repurchasing shares of the Company:
(a)	members who hold Shares issued in the IPO are entitled to request repurchase of such Shares in the circumstances described in Article 48.3;
(b)	shares held by the Founders shall be compulsorily repurchased on a pro rata basis to the extent that the Over-allotment Option is not exercised in full so that the Founders will own 20% of the Company’s issued and outstanding Shares after the IPO (exclusive of any securities purchased in a private placement simultaneously with the IPO); and
(c)	shares issued in the IPO shall be repurchased by way of tender offer in the circumstances set out in Article 48.2(b).
8.2	Subject to the provisions of the Statute, and, where applicable, the rules of the Designated Stock Exchange and/or any competent regulatory authority, the Company may purchase its own Shares (including any redeemable Shares) in such manner and on such other terms as the Directors may agree with the relevant Member. For the avoidance of doubt, repurchases of Shares in the circumstances described at Articles 8.1(a), 8.1(b) and 8.1(c) above shall not require further approval of the Members.
8.3	The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Statute, including out of capital.
8.4	The Directors may accept the surrender for no consideration of any fully paid Share.
9	9 Treasury Shares
9.1	The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.
9.2	The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).
10	10 Variation of Rights of Shares
10.1	If at any time the share capital of the Company is divided into different classes of Shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may, whether or not the Company is being wound up, be varied without the consent of the holders of the issued Shares of that class where such variation is considered by the Directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the

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holders of not less than two thirds of the issued Shares of that class, or with the sanction of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the Shares of that class. For the avoidance of doubt, the Directors reserve the right, notwithstanding that any such variation may not have a material adverse effect, to obtain consent from the holders of Shares of the relevant class. To any such meeting all the provisions of the Articles relating to general meetings shall apply mutatis mutandis, except that the necessary quorum shall be one person holding or representing by proxy at least one third of the issued Shares of the class and that any holder of Shares of the class present in person or by proxy may demand a poll.

10.2	For the purposes of a separate class meeting, the Directors may treat two or more or all the classes of Shares as forming one class of Shares if the Directors consider that such class of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of Shares.
10.3	The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith.
11	11 Commission on Sale of Shares

The Company may, in so far as the Statute permits, pay a commission to any person in consideration of his subscribing or agreeing to subscribe (whether absolutely or conditionally) or procuring or agreeing to procure subscriptions (whether absolutely or conditionally) for any Shares. Such commissions may be satisfied by the payment of cash and/or the issue of fully or partly paid-up Shares. The Company may also on any issue of Shares pay such brokerage as

12	12 Non Recognition of Trusts

The Company shall not be bound by or compelled to recognise in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by the Articles or the Statute) any other rights in respect of any Share other than an absolute right to the entirety thereof in the holder.

13	13 Lien on Shares
13.1	The Company shall have a first and paramount lien on all Shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the Company’s lien thereon. The Company’s lien on a Share shall also extend to any amount payable in respect of that Share.
13.2	The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a lien, if a sum in respect of which the lien exists is presently payable, and is not paid within fourteen clear days after notice has been received or deemed to have been received by the holder of the Shares, or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.
13.3	To give effect to any such sale the Directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The purchaser or his nominee shall be registered as the holder of the Shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the sale or the exercise of the Company’s power of sale under the Articles.
13.4	The net proceeds of such sale after payment of costs, shall be applied in payment of such part of the amount in respect of which the lien exists as is presently payable and any balance shall (subject to a like lien for sums not presently payable as existed upon the Shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

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14	14 Call on Shares
14.1	Subject to the terms of the allotment and issue of any Shares, the Directors may make calls upon the Members in respect of any monies unpaid on their Shares (whether in respect of par value or premium), and each Member shall (subject to receiving at least fourteen clear days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the Shares. A call may be revoked or postponed, in whole or in part, as the Directors may determine. A call may be required to be paid by instalments. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the Shares in respect of which the call was made.
14.2	A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.
14.3	The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.
14.4	If a call remains unpaid after it has become due and payable, the person from whom it is due shall pay interest on the amount unpaid from the day it became due and payable until it is paid at such rate as the Directors may determine (and in addition all expenses that have been incurred by the Company by reason of such non-payment), but the Directors may waive payment of the interest or expenses wholly or in part.
14.5	An amount payable in respect of a Share on issue or allotment or at any fixed date, whether on account of the par value of the Share or premium or otherwise, shall be deemed to be a call and if it is not paid all the provisions of the Articles shall apply as if that amount had become due and payable by virtue of a call.
14.6	The Directors may issue Shares with different terms as to the amount and times of payment of calls, or the interest to be paid.
14.7	The Directors may, if they think fit, receive an amount from any Member willing to advance all or any part of the monies uncalled and unpaid upon any Shares held by him, and may (until the amount would otherwise become payable) pay interest at such rate as may be agreed upon between the Directors and the Member paying such amount in advance.
14.8	No such amount paid in advance of calls shall entitle the Member paying such amount to any portion of a Dividend or other distribution payable in respect of any period prior to the date upon which such amount would, but for such payment, become payable.
15	15 Forfeiture of Shares
15.1	If a call or instalment of a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than fourteen clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any expenses incurred by the Company by reason of such non-payment. The notice shall specify where payment is to be made and shall state that if the notice is not complied with the Shares in respect of which the call was made will be liable to be forfeited.
15.2	If the notice is not complied with, any Share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors. Such forfeiture shall include all Dividends, other distributions or other monies payable in respect of the forfeited Share and not paid before the forfeiture.
15.3	A forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited Share is to be transferred to any person the Directors may authorise some person to execute an instrument of transfer of the Share in favour of that person.
15.4	A person any of whose Shares have been forfeited shall cease to be a Member in respect of them and shall surrender to the Company for cancellation the certificate for the Shares forfeited and shall remain liable to pay to the Company all monies which at the date of forfeiture were payable by him to the Company in respect of those Shares together with interest at such rate as the Directors may determine, but his liability shall cease if and when the Company shall have received payment in full of all monies due and payable by him in respect of those Shares.

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15.5	A certificate in writing under the hand of one Director or officer of the Company that a Share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the Share. The certificate shall (subject to the execution of an instrument of transfer) constitute a good title to the Share and the person to whom the Share is sold or otherwise disposed of shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.
15.6	The provisions of the Articles as to forfeiture shall apply in the case of non payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the par value of the Share or by way of premium as if it had been payable by virtue of a call duly made and notified.
16	16 Transmission of Shares
16.1	If a Member dies the survivor or survivors (where he was a joint holder) or his legal personal representatives (where he was a sole holder), shall be the only persons recognised by the Company as having any title to his Shares. The estate of a deceased Member is not thereby released from any liability in respect of any Share, for which he was a joint or sole holder.
16.2	Any person becoming entitled to a Share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may be required by the Directors, elect, by a notice in writing sent by him to the Company, either to become the holder of such Share or to have some person nominated by him registered as the holder of such Share. If he elects to have another person registered as the holder of such Share he shall sign an instrument of transfer of that Share to that person. The Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution, as the case may be.
16.3	A person becoming entitled to a Share by reason of the death or bankruptcy or liquidation or dissolution of a Member (or in any other case than by transfer) shall be entitled to the same Dividends, other distributions and other advantages to which he would be entitled if he were the holder of such Share. However, he shall not, before becoming a Member in respect of a Share, be entitled in respect of it to exercise any right conferred by membership in relation to general meetings of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered himself or to have some person nominated by him be registered as the holder of the Share (but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution or any other case than by transfer, as the case may be). If the notice is not complied with within ninety days of being received or deemed to be received (as determined pursuant to the Articles) the Directors may thereafter withhold payment of all Dividends, other distributions, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.
17	17 Amendments of Memorandum and Articles of Association and Alteration of Capital
17.1	The Company may by Ordinary Resolution:
(a)	increase its share capital by such sum as the Ordinary Resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;
(b)	consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;
(c)	convert all or any of its paid-up Shares into stock, and reconvert that stock into paid-up Shares of any denomination;
(d)	by subdivision of its existing Shares or any of them divide the whole or any part of its share capital into Shares of smaller amount than is fixed by the Memorandum or into Shares without par value; and

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(e)	cancel any Shares that at the date of the passing of the Ordinary Resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the Shares so cancelled.
17.2	All new Shares created in accordance with the provisions of the preceding Article shall be subject to the same provisions of the Articles with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital.
17.3	Subject to the provisions of the Statute, the provisions of the Articles as regards the matters to be dealt with by Ordinary Resolution and Article 48.1, the Company may by Special Resolution:
(a)	change its name;
(b)	alter or add to the Articles;
(c)	alter or add to the Memorandum with respect to any objects, powers or other matters specified therein; and
(d)	reduce its share capital or any capital redemption reserve fund.
18	18 Offices and Places of Business

Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office. The Company may, in addition to its Registered Office, maintain such other offices or places of business as the Directors determine.

19	19 General Meetings
19.1	All general meetings other than annual general meetings shall be called extraordinary general meetings.
19.2	The Company may, but shall not (unless required by the Statute) be obliged to, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it. Any annual general meeting shall be held at such time and place as the Directors shall appoint and if no other time and place is prescribed by them, it shall be held at the Registered Office on the second Wednesday in December of each year at ten o’clock in the morning. At these meetings the report of the Directors (if any) shall be presented.
19.3	The Directors, the chief executive officer or the chairman of the board of Directors may call general meetings, and they shall on a Members’ requisition forthwith proceed to convene an extraordinary general meeting of the Company.
19.4	A Members’ requisition is a requisition of Members holding at the date of deposit of the requisition not less than ten per cent. in par value of the issued Shares which as at that date carry the right to vote at general meetings of the Company.
19.5	The Members’ requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.
19.6	If there are no Directors as at the date of the deposit of the Members’ requisition or if the Directors do not within twenty-one days from the date of the deposit of the Members’ requisition duly proceed to convene a general meeting to be held within a further twenty-one days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of the requisitionists, may themselves convene a general meeting, but any meeting so convened shall be held no later than the day which falls three months after the expiration of the said twenty-one day period.
19.7	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.
19.8	Members seeking to bring business before the annual general meeting or to nominate candidates for election as directors at the annual general meeting must deliver notice to the principal executive offices of the Company not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the scheduled date of the annual general meeting.

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20	20 Notice of General Meetings
20.1	At least five days’ notice shall be given of any general meeting. Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:
(a)	in the case of an annual general meeting, by all of the Members entitled to attend and vote thereat; and
(b)	in the case of an extraordinary general meeting, by a majority in number of the Members having a right to attend and vote at the meeting, together holding not less than ninety five per cent. in par value of the Shares giving that right.
20.2	The accidental omission to give notice of a general meeting to, or the non receipt of notice of a general meeting by, any person entitled to receive such notice shall not invalidate the proceedings of that general meeting.
21	21 Proceedings at General Meetings
21.1	No business shall be transacted at any general meeting unless a quorum is present. The holders of a majority of the Shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy shall be a quorum.
21.2	A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.
21.3	A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by or on behalf of all of the Members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations or other non-natural persons, signed by their duly authorised representatives) shall be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held.
21.4	If a quorum is not present within half an hour from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, the meeting, if convened upon a Members’ requisition, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the Members present shall be a quorum.
21.5	The Directors may, at any time prior to the time appointed for the meeting to commence, appoint any person to act as chairman of a general meeting of the Company or, if the Directors do not make any such appointment, the chairman, if any, of the board of Directors shall preside as chairman at such general meeting. If there is no such chairman, or if he shall not be present within fifteen minutes after the time appointed for the meeting to commence, or is unwilling to act, the Directors present shall elect one of their number to be chairman of the meeting.
21.6	If no Director is willing to act as chairman or if no Director is present within fifteen minutes after the time appointed for the meeting to commence, the Members present shall choose one of their number to be chairman of the meeting.
21.7	The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

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21.8	When a general meeting is adjourned for thirty days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of an adjourned meeting.
21.9	A resolution put to the vote of the meeting shall be decided on a poll.
21.10	A poll shall be taken as the chairman directs, and the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded.
21.11	A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such date, time and place as the chairman of the general meeting directs, and any business other than that upon which a poll has been demanded or is contingent thereon may proceed pending the taking of the poll.
21.12	In the case of an equality of votes the chairman shall be entitled to a second or casting vote.
22	22 Votes of Members
22.1	Subject to any rights or restrictions attached to any Shares, every Member present in any such manner shall have one vote for every Share of which he is the holder.
22.2	In the case of joint holders the vote of the senior holder who tenders a vote, whether in person or by proxy (or, in the case of a corporation or other non-natural person, by its duly authorised representative or proxy), shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the Register of Members.
22.3	A Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may vote by his committee, receiver, curator bonis, or other person on such Member’s behalf appointed by that court, and any such committee, receiver, curator bonis or other person may vote by proxy.
22.4	No person shall be entitled to vote at any general meeting unless he is registered as a Member on the record date for such meeting nor unless all calls or other monies then payable by him in respect of Shares have been paid.
22.5	No objection shall be raised as to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time in accordance with this Article shall be referred to the chairman whose decision shall be final and conclusive.
22.6	Votes may be cast either personally or by proxy (or in the case of a corporation or other non-natural person by its duly authorised representative or proxy). A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. Where a Member appoints more than one proxy the instrument of proxy shall specify the number of Shares in respect of which each proxy is entitled to exercise the related votes.
22.7	A Member holding more than one Share need not cast the votes in respect of his Shares in the same way on any resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument appointing him, a proxy appointed under one or more instruments may vote a Share or some or all of the Shares in respect of which he is appointed either for or against a resolution and/or abstain from voting a Share or some or all of the Shares in respect of which he is appointed.
23	23 Proxies
23.1	The instrument appointing a proxy shall be in writing and shall be executed under the hand of the appointor or of his attorney duly authorised in writing, or, if the appointor is a corporation or other non natural person, under the hand of its duly authorised representative. A proxy need not be a Member.
23.2	The Directors may, in the notice convening any meeting or adjourned meeting, or in an instrument of proxy sent out by the Company, specify the manner by which the instrument appointing a proxy shall be deposited and the place and the time (being not later than the time appointed for the commencement of the meeting or adjourned meeting to which the proxy relates) at which the instrument appointing a proxy shall be

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deposited. In the absence of any such direction from the Directors in the notice convening any meeting or adjourned meeting or in an instrument of proxy sent out by the Company, the instrument appointing a proxy shall be deposited physically at the Registered Office not less than 48 hours before the time appointed for the meeting or adjourned meeting to commence at which the person named in the instrument proposes to vote.

The chairman may in any event at his discretion declare that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted, or which has not been declared to have been duly deposited by the chairman, shall be invalid.

23.3	The instrument appointing a proxy may be in any usual or common form (or such other form as the Directors may approve) and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to include the power to demand or join or concur in demanding a poll.
23.4	Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.
24	24 Corporate Members
24.1	Any corporation or other non-natural person which is a Member may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as the corporation could exercise if it were an individual Member.
24.2	If a clearing house (or its nominee(s)), being a corporation, is a Member, it may authorise such persons as it sees fit to act as its representative at any meeting of the Company or at any meeting of any class of Members provided that the authorisation shall specify the number and class of Shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Article shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the clearing house (or its nominee(s)) as if such person was the registered holder of such Shares held by the clearing house (or its nominee(s)).
25	25 Shares that May Not be Voted

Shares in the Company that are beneficially owned by the Company shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding Shares at any given time.

26	26 Directors

There shall be a board of Directors consisting of not less than one person provided however that the Company may by Ordinary Resolution increase or reduce the limits in the number of Directors.

27	27 Powers of Directors
27.1	Subject to the provisions of the Statute, the Memorandum and the Articles and to any directions given by Special Resolution, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. A duly convened meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.
27.2	All cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Directors shall determine by resolution.

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27.3	The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to his widow or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.
27.4	The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.
28	28 Appointment and Removal of Directors
28.1	The Company may by Ordinary Resolution appoint any person to be a Director or may by Ordinary Resolution remove any Director.
28.2	The Directors may appoint any person to be a Director, either to fill a vacancy or as an additional Director provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with the Articles as the maximum number of Directors.
29	29 Vacation of Office of Director

The office of a Director shall be vacated if:

(a)	the Director gives notice in writing to the Company that he resigns the office of Director; or
(b)	the Director absents himself (for the avoidance of doubt, without being represented by proxy) from three consecutive meetings of the board of Directors without special leave of absence from the Directors, and the Directors pass a resolution that he has by reason of such absence vacated office; or
(c)	the Director dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; or
(d)	the Director is found to be or becomes of unsound mind; or
(e)	all of the other Directors (being not less than two in number) determine that he should be removed as a Director, either by a resolution passed by all of the other Directors at a meeting of the Directors duly convened and held in accordance with the Articles or by a resolution in writing signed by all of the other Directors.
30	30 Proceedings of Directors
30.1	The quorum for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed shall be two if there are two or more Directors, and shall be one if there is only one Director.
30.2	Subject to the provisions of the Articles, the Directors may regulate their proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote.
30.3	A person may participate in a meeting of the Directors or committee of Directors by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other at the same time. Participation by a person in a meeting in this manner is treated as presence in person at that meeting. Unless otherwise determined by the Directors the meeting shall be deemed to be held at the place where the chairman is located at the start of the meeting.
30.4	A resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee of the Directors or, in the case of a resolution in writing relating to the removal of any Director or the vacation of office by any Director, all of the Directors other than the Director who is the subject of such resolution shall be as valid and effectual as if it had been passed at a meeting of the Directors, or committee of Directors as the case may be, duly convened and held.
30.5	A Director may, or other officer of the Company on the direction of a Director shall, call a meeting of the Directors by at least two days’ notice in writing to every Director which notice shall set forth the general

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nature of the business to be considered unless notice is waived by all the Directors either at, before or after the meeting is held. To any such notice of a meeting of the Directors all the provisions of the Articles relating to the giving of notices by the Company to the Members shall apply mutatis mutandis.

30.6	The continuing Directors (or a sole continuing Director, as the case may be) may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant to the Articles as the necessary quorum of Directors the continuing Directors or Director may act for the purpose of increasing the number of Directors to be equal to such fixed number, or of summoning a general meeting of the Company, but for no other purpose.
30.7	The Directors may elect a chairman of their board and determine the period for which he is to hold office; but if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for the meeting to commence, the Directors present may choose one of their number to be chairman of the meeting.
30.8	All acts done by any meeting of the Directors or of a committee of the Directors shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director, and/or that they or any of them were disqualified, and/or had vacated their office and/or were not entitled to vote, be as valid as if every such person had been duly appointed and/or not disqualified to be a Director and/or had not vacated their office and/or had been entitled to vote, as the case may be.
30.9	A Director may be represented at any meetings of the board of Directors by a proxy appointed in writing by him. The proxy shall count towards the quorum and the vote of the proxy shall for all purposes be deemed to be that of the appointing Director.
31	31 Presumption of Assent

A Director who is present at a meeting of the board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

32	32 Directors’ Interests
32.1	A Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine.
32.2	A Director may act by himself or by, through or on behalf of his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.
32.3	A Director may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as a shareholder, a contracting party or otherwise, and no such Director shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer of, or from his interest in, such other company.
32.4	No person shall be disqualified from the office of Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director shall be in any way interested be or be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by or arising in connection with any such contract or transaction by reason of such Director or alternate Director holding office or of the fiduciary relationship thereby established. A Director shall be at liberty to vote in respect of any contract or transaction in which he is interested provided that the nature of the interest of any Director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon.

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32.5	A general notice that a Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.
33	33 Minutes

The Directors shall cause minutes to be made in books kept for the purpose of all appointments of officers made by the Directors, all proceedings at meetings of the Company or the holders of any class of Shares and of the Directors, and of committees of the Directors, including the names of the Directors present at each meeting.

34	34 Delegation of Directors’ Powers
34.1	The Directors may delegate any of their powers, authorities and discretions, including the power to sub-delegate, to any committee consisting of one or more Directors. Any such delegation may be made subject to any conditions the Directors may impose and either collaterally with or to the exclusion of their own powers and any such delegation may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of a committee of Directors shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.
34.2	The Directors may establish any committees, local boards or agencies or appoint any person to be a manager or agent for managing the affairs of the Company and may appoint any person to be a member of such committees, local boards or agencies. Any such appointment may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and any such appointment may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of any such committee, local board or agency shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.
34.3	The Directors may by power of attorney or otherwise appoint any person to be the agent of the Company on such conditions as the Directors may determine, provided that the delegation is not to the exclusion of their own powers and may be revoked by the Directors at any time.
34.4	The Directors may by power of attorney or otherwise appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under the Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatories as the Directors may think fit and may also authorise any such attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in him.
34.5	The Directors shall appoint a chief executive officer and a secretary and may appoint such other officers of the Company (including, for the avoidance of doubt and without limitation, any chairman of the board of Directors, vice chairman of the board of Directors, one or more presidents, a chief financial officer, a treasurer, vice-presidents, one or more assistant vice presidents, one or more assistant treasurers, one or more assistant secretaries or any other officers as may be determined by the Directors) as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors may think fit. Unless otherwise specified in the terms of his appointment an officer of the Company may be removed by resolution of the Directors or Members. An officer of the Company may vacate his office at any time if he gives notice in writing to the Company that he resigns his office.
35	35 No Minimum Shareholding

The Company in general meeting may fix a minimum shareholding required to be held by a Director, but unless and until such a shareholding qualification is fixed a Director is not required to hold Shares.

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36	36 Remuneration of Directors
36.1	The remuneration to be paid to the Directors, if any, shall be such remuneration as the Directors shall determine, provided that no remuneration shall be paid to any Director prior to the consummation of a Business Combination. The Directors shall also, whether prior to or after the consummation of a Business Combination, be entitled to be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors, or general meetings of the Company, or separate meetings of the holders of any class of Shares or debentures of the Company, or otherwise in connection with the business of the Company or the discharge of their duties as a Director, or to receive a fixed allowance in respect thereof as may be determined by the Directors, or a combination partly of one such method and partly the other.
36.2	The Directors may by resolution approve additional remuneration to any Director for any services which in the opinion of the Directors go beyond his ordinary routine work as a Director. Any fees paid to a Director who is also counsel, attorney or solicitor to the Company, or otherwise serves it in a professional capacity shall be in addition to his remuneration as a Director.
37	37 Seal
37.1	The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors. Every instrument to which the Seal has been affixed shall be signed by at least one person who shall be either a Director or some officer of the Company or other person appointed by the Directors for the purpose.
37.2	The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.
37.3	A Director or officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over his signature alone to any document of the Company required to be authenticated by him under seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.
38	38 Dividends, Distributions and Reserve
38.1	Subject to the Statute and this Article and except as otherwise provided by the rights attached to any Shares, the Directors may resolve to pay Dividends and other distributions on Shares in issue and authorise payment of the Dividends or other distributions out of the funds of the Company lawfully available therefor. A Dividend shall be deemed to be an interim Dividend unless the terms of the resolution pursuant to which the Directors resolve to pay such Dividend specifically state that such Dividend shall be a final Dividend. No Dividend or other distribution shall be paid except out of the realised or unrealised profits of the Company, out of the share premium account or as otherwise permitted by the Statute.
38.2	Except as otherwise provided by the rights attached to any Shares, all Dividends and other distributions shall be paid according to the par value of the Shares that a Member holds. If any Share is issued on terms providing that it shall rank for Dividend as from a particular date, that Share shall rank for Dividend accordingly.
38.3	The Directors may deduct from any Dividend or other distribution payable to any Member all sums of money (if any) then payable by him to the Company on account of calls or otherwise.
38.4	The Directors may resolve that any Dividend or other distribution be paid wholly or partly by the distribution of specific assets and in particular (but without limitation) by the distribution of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional Shares and may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees in such manner as may seem expedient to the Directors.

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38.5	Except as otherwise provided by the rights attached to any Shares, Dividends and other distributions may be paid in any currency. The Directors may determine the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.
38.6	The Directors may, before resolving to pay any Dividend or other distribution, set aside such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose of the Company and pending such application may, at the discretion of the Directors, be employed in the business of the Company.
38.7	Any Dividend, other distribution, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any Dividends, other distributions, bonuses, or other monies payable in respect of the Share held by them as joint holders.
38.8	No Dividend or other distribution shall bear interest against the Company.
38.9	Any Dividend or other distribution which cannot be paid to a Member and/or which remains unclaimed after six months from the date on which such Dividend or other distribution becomes payable may, in the discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the Dividend or other distribution shall remain as a debt due to the Member. Any Dividend or other distribution which remains unclaimed after a period of six years from the date on which such Dividend or other distribution becomes payable shall be forfeited and shall revert to the Company.
39	39 Capitalisation

The Directors may at any time capitalise any sum standing to the credit of any of the Company’s reserve accounts or funds (including the share premium account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution; appropriate such sum to Members in the proportions in which such sum would have been divisible amongst such Members had the same been a distribution of profits by way of Dividend or other distribution; and apply such sum on their behalf in paying up in full unissued Shares for allotment and distribution credited as fully paid-up to and amongst them in the proportion aforesaid. In such event the Directors shall do all acts and things required to give effect to such capitalisation, with full power given to the Directors to make such provisions as they think fit in the case of Shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all of the Members interested into an agreement with the Company providing for such capitalisation and matters incidental or relating thereto and any agreement made under such authority shall be effective and binding on all such Members and the Company.

40	40 Books of Account
40.1	The Directors shall cause proper books of account to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Proper books of account shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.
40.2	The Directors shall determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Statute or authorised by the Directors or by the Company in general meeting.
40.3	The Directors may cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.

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41	41 Audit
41.1	The Directors may appoint an Auditor of the Company who shall hold office on such terms as the Directors determine.
41.2	Without prejudice to the freedom of the Directors to establish any other committee, if the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, and if required by the Designated Stock Exchange, the Directors shall establish and maintain an Audit Committee as a committee of the board of Directors and shall adopt a formal written Audit Committee charter and review and assess the adequacy of the formal written charter on an annual basis. The composition and responsibilities of the Audit Committee shall comply with the rules and regulations of the SEC and the Designated Stock Exchange. The Audit Committee shall meet at least once every financial quarter, or more frequently as circumstances dictate.
41.3	If the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, the Company shall conduct an appropriate review of all related party transactions on an ongoing basis and shall utilise the Audit Committee for the review and approval of potential conflicts of interest.
41.4	The remuneration of the Auditor shall be fixed by the Audit Committee (if one exists).
41.5	If the office of Auditor becomes vacant by resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at a time when his services are required, the Directors shall fill the vacancy and determine the remuneration of such Auditor.
41.6	Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the Auditor.
41.7	Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an ordinary company, and at the next extraordinary general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an exempted company, and at any other time during their term of office, upon request of the Directors or any general meeting of the Members.
42	42 Notices
42.1	Notices shall be in writing and may be given by the Company to any Member either personally or by sending it by courier, post, cable, telex, fax or e-mail to him or to his address as shown in the Register of Members (or where the notice is given by e-mail by sending it to the e-mail address provided by such Member). Notice may also be served in accordance with the requirements of the Designated Stock Exchange.
42.2	Where a notice is sent by courier, service of the notice shall be deemed to be effected by delivery of the notice to a courier company, and shall be deemed to have been received on the third day (not including Saturdays or Sundays or public holidays) following the day on which the notice was delivered to the courier. Where a notice is sent by post, service of the notice shall be deemed to be effected by properly addressing, pre paying and posting a letter containing the notice, and shall be deemed to have been received on the fifth day (not including Saturdays or Sundays or public holidays in the Cayman Islands) following the day on which the notice was posted. Where a notice is sent by cable, telex or fax, service of the notice shall be deemed to be effected by properly addressing and sending such notice and shall be deemed to have been received on the same day that it was transmitted. Where a notice is given by e-mail service shall be deemed to be effected by transmitting the e-mail to the e-mail address provided by the intended recipient and shall be deemed to have been received on the same day that it was sent, and it shall not be necessary for the receipt of the e-mail to be acknowledged by the recipient.
42.3	A notice may be given by the Company to the person or persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member in the same manner as other notices which are required to be given under the Articles and shall be addressed to them by name,

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or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

42.4	Notice of every general meeting shall be given in any manner authorised by the Articles to every holder of Shares carrying an entitlement to receive such notice on the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members and every person upon whom the ownership of a Share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a Member where the Member but for his death or bankruptcy would be entitled to receive notice of the meeting, and no other person shall be entitled to receive notices of general meetings.
43	43 Winding Up
43.1	If the Company shall be wound up the liquidator shall apply the assets of the Company in satisfaction of creditors’ claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any Shares, in a winding up:
(a)	if the assets available for distribution amongst the Members shall be insufficient to repay the whole of the Company’s issued share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them; or
(b)	if the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the Company’s issued share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise.
43.2	If the Company shall be wound up the liquidator may, subject to the rights attaching to any Shares and with the sanction of a Special Resolution of the Company and any other sanction required by the Statute, divide amongst the Members in kind the whole or any part of the assets of the Company (whether such assets shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.
44	44 Indemnity and Insurance
44.1	Every Director and officer of the Company (which for the avoidance of doubt, shall not include auditors of the Company), together with every former Director and former officer of the Company (each an “Indemnified Person”) shall be indemnified out of the assets of the Company against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud, wilful neglect or wilful default. No Indemnified Person shall be liable to the Company for any loss or damage incurred by the Company as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud, wilful neglect or wilful default of such Indemnified Person. No person shall be found to have committed actual fraud, wilful neglect or wilful default under this Article unless or until a court of competent jurisdiction shall have made a finding to that effect.
44.2	The Company shall advance to each Indemnified Person reasonable attorneys’ fees and other costs and expenses incurred in connection with the defence of any action, suit, proceeding or investigation involving such Indemnified Person for which indemnity will or could be sought. In connection with any advance of any expenses hereunder, the Indemnified Person shall execute an undertaking to repay the advanced amount to the Company if it shall be determined by final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification pursuant to this Article. If it shall be determined by

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a final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification with respect to such judgment, costs or expenses, then such party shall not be indemnified with respect to such judgment, costs or expenses and any advancement shall be returned to the Company (without interest) by the Indemnified Person.

44.3	The Directors, on behalf of the Company, may purchase and maintain insurance for the benefit of any Director or other officer of the Company against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the Company.
45	45 Financial Year

Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31st December in each year and, following the year of incorporation, shall begin on 1st January in each year.

46	46 Transfer by Way of Continuation

If the Company is exempted as defined in the Statute, it shall, subject to the provisions of the Statute and with the approval of a Special Resolution, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

47	47 Mergers and Consolidations

The Company shall, with the approval of a Special Resolution, have the power to merge or consolidate with one or more constituent companies (as defined in the Statute), upon such terms as the Directors may determine.

48	48 Business Combination
48.1	Notwithstanding any other provision of these Articles, this Article 48 shall apply during the period commencing upon the adoption of these Articles and terminating upon the first to occur of the consummation of any Business Combination and the distribution of the Trust Fund (as defined below) pursuant to Article 48.4. A “Business Combination” shall mean a merger, share exchange, asset acquisition, share purchase, reorganisation or similar business combination, with one or more businesses or entities (the “target business”), which Business Combination: (i) must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Fund (as defined in the below paragraph) (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Fund) at the time of the agreement to enter into the Business Combination; and (ii) must not be effectuated with another blank check company or a similar company with nominal operations.

In the event of a conflict between this Article 48 and any other Articles, the provisions of this Article 48 shall prevail, and this Article 48.1 may not be amended prior to the consummation of a Business Combination. “Trust Fund” shall mean the trust account established by the Company upon the consummation of its IPO and into which a certain amount of the net proceeds of the IPO, together with the proceeds of the private placement of the warrants simultaneously with the closing date of the IPO, will be deposited.

48.2	Prior to the consummation of any Business Combination, the Company shall either:
(a)	submit such Business Combination to its Members for approval; or
(b)	provide Members with the opportunity to have their Shares redeemed by means of a tender offer for an amount equal to their pro rata share of the Trust Fund, provided that the Company shall not redeem Shares in an amount that would cause the Company’s net tangible assets to be less than US$5,000,001.

The Company shall initiate any tender offer in accordance with Rule 13e-4 and Regulation 14E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and shall file tender

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offer documents with the SEC prior to completing a Business Combination which contain substantially the same financial and other information about such Business Combination and the redemption rights as is required under Regulation 14A of the Exchange Act, to repurchase Shares issued in the IPO.

At a meeting called for the purposes of approving a Business Combination pursuant to this Article, in the event that a majority of the Shares voted are voted for the approval of the Business Combination, the Company shall be authorised to consummate the Business Combination, provided that the Company shall not consummate any Business Combination unless the Company has net tangible assets of at least US$5,000,001 upon such consummation or any greater net tangible asset or cash requirement that may be contained in the agreement relating to the Business Combination.

48.3	Any Member holding Shares issued to persons who are not a Founder, officer or Director may, contemporaneously with any vote on a Business Combination, elect to have their Shares issued in the IPO repurchased for cash (the “IPO Repurchase”), provided that no such Member acting together with any affiliate of his or any other person with whom he is acting in concert or as a partnership, syndicate, or other group for the purposes of acquiring, holding, or disposing of Shares may exercise this repurchase right with respect to more than 20 per cent. of the Shares issued in the IPO. If so demanded, the Company shall pay any such repurchasing Member, regardless of whether he is voting for or against such proposed Business Combination, a per Share repurchase price equal to their pro rata share of the Trust Fund (such repurchase price being referred to herein as the “Repurchase Price”).

The Repurchase Price shall be paid promptly following the consummation of the relevant Business Combination. If the proposed Business Combination is not approved or completed for any reason then such repurchases shall be cancelled and share certificates (if any) returned to the relevant Members as appropriate.

48.4	In the event that:
(a)	the Company does not consummate a Business Combination by twenty-four months after the closing of the IPO the Company shall: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Shares issued in the IPO, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Fund including interest earned on the funds held in the Trust Fund and not previously released to the Company to pay its franchise and income taxes (less up to US$100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Shares issued in the IPO, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any), subject to applicable law; and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and its board of directors, dissolve and liquidate, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.
(b)	the Company’s Members approve an amendment to Article 48.4(a) that would affect the substance or timing of the Company’s obligation to redeem the Shares issued in the IPO if the Company did not complete its Business Combination within 24 months from closing of the IPO, the Company shall provide the Members holding Shares issued in the IPO with the opportunity to redeem all or a portion of their Shares upon such approval at a per-share price, payable in cash, equal to the aggregate amount of the Trust Fund, including interest earned on the funds held in the Trust Fund and not previously released to the Company to pay its franchise and income taxes, divided by the number of then outstanding Shares issued in the IPO.
48.5	A holder of Shares issued in the IPO shall be entitled to receive distributions from the Trust Fund only in the event of an IPO Repurchase, a repurchase of shares by means of a tender offer pursuant to Article 48.2(b), or a distribution of the Trust Fund pursuant to Article 48.4(a) or (b). In no other circumstance shall a holder of Shares issued in the IPO have any right or interest of any kind in the Trust Fund.
48.6	After the issue of Shares in the IPO, and prior to the consummation of a Business Combination, the Directors shall not issue additional Shares or any other securities that participate in any manner in the Trust Fund or that vote as a class with Shares issued in the IPO on any Business Combination.

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48.7	The uninterested independent directors shall approve any transaction or transactions between the Company and any of the following parties:
(a)	any Member owning an interest in the voting power of the Company that gives such Member a significant influence over the Company; and
(b)	any Director or executive officer of the Company and any affiliate or relative of such Director or executive officer.
48.8	Any payment made to members of the Audit Committee (if one exists) shall require the review and approval of the Directors, with any Director interested in such payment abstaining from such review and approval.
48.9	A Director may vote in respect of any Business Combination in which such Director has a conflict of interest with respect to the evaluation of such Business Combination. Such Director must disclose such interest or conflict to the other Directors and abstain from voting in connection with the Business Combination.
48.10	The Directors shall be divided into three classes: Class A, Class B and Class C. The number of Directors in each class shall be as nearly equal as possible. Upon the adoption of these Articles, the existing Directors shall by resolution classify themselves as Class A, Class B or Class C Directors. The Class A Directors shall stand elected for a term expiring at the Company’s first annual general meeting, the Class B Directors shall stand elected for a term expiring at the Company’s second annual general meeting and the Class C Directors shall stand elected for a term expiring at the Company’s third annual general meeting. Commencing at the Company’s first annual general meeting, and at each annual general meeting thereafter, Directors elected to succeed those Directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual general meeting after their election. Except as the Statute or other applicable law may otherwise require, in the interim between annual general meetings or extraordinary general meetings called for the election of Directors and/or the removal of one or more Directors and the filling of any vacancy in that connection, additional Directors and any vacancies in the board of Directors, including unfilled vacancies resulting from the removal of Directors for cause, may be filled by the vote of a majority of the remaining Directors then in office, although less than a quorum (as defined in these Articles), or by the sole remaining Director. All Directors shall hold office until the expiration of their respective terms of office and until their successors shall have been elected and qualified. A Director elected to fill a vacancy resulting from the death, resignation or removal of a Director shall serve for the remainder of the full term of the Director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified.
48.11	The Audit Committee shall monitor compliance with the terms of the IPO and, if any non-compliance is identified, the Audit Committee shall be charged with the responsibility to take all action necessary to rectify such non-compliance or otherwise cause compliance with the terms of the IPO.
48.12	The Company may enter into a Business Combination with a target business that is affiliated with GPIC, Ltd., the Directors or executive officers of the Company.

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ANNEX D

FORM OF
CERTIFICATE OF INCORPORATION OF
 GP INVESTMENTS ACQUISITION CORP.

ARTICLE I

The name of the corporation is GP Investments Acquisition Corp.

ARTICLE II

The address of the corporation’s registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

ARTICLE IV

The total number of shares of stock that the corporation shall have authority to issue is 1,100,000,000, consisting of the following:

1,000,000,000 shares of Common Stock, par value $0.0001 per share. Each share of Common Stock shall entitle the holder thereof to one (1) vote on each matter submitted to a vote at a meeting of stockholders.

100,000,000 shares of Preferred Stock, par value $0.0001 per share, which may be issued from time to time in one or more series pursuant to a resolution or resolutions providing for such issue duly adopted by the Board of Directors (authority to do so being hereby expressly vested in the Board of Directors). The Board of Directors is further authorized, subject to limitations prescribed by law, to fix by resolution or resolutions the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, of any wholly unissued series of Preferred Stock, including without limitation authority to fix by resolution or resolutions the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and liquidation preferences of any such series, and the number of shares constituting any such series and the designation thereof, or any of the foregoing.

The Board of Directors is further authorized to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any series, the number of which was fixed by it, subsequent to the issuance of shares of such series then outstanding, subject to the powers, preferences and rights, and the qualifications, limitations and restrictions thereof stated in the Certificate of Incorporation or the resolution of the Board of Directors originally fixing the number of shares of such series. If the number of shares of any series is so decreased, then the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

ARTICLE V

The number of directors that constitutes the entire Board of Directors of the corporation shall be fixed by, or in the manner provided in, the Bylaws of the corporation. At each annual meeting of stockholders, directors of the corporation shall be elected to hold office until the expiration of the term for which they are elected and until their successors have been duly elected and qualified or until their earlier resignation or removal; except that if any such election shall not be so held, such election shall take place at a stockholders’ meeting called and held in accordance with the DGCL.

Effective upon the effective date of the filing of this Certificate of Incorporation (the “Effective Date”), the directors of the corporation shall be divided into three classes as nearly equal in size as is practicable, hereby designated Class I, Class II and Class III. The Board of Directors may assign members of the Board of Directors already in office to such classes at the time such classification becomes effective. The term of office of the initial

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Class I directors shall expire at the first regularly-scheduled annual meeting of the stockholders following the Effective Date, the term of office of the initial Class II directors shall expire at the second annual meeting of the stockholders following the Effective Date and the term of office of the initial Class III directors shall expire at the third annual meeting of the stockholders following the Effective Date. At each annual meeting of stockholders, commencing with the first regularly-scheduled annual meeting of stockholders following the Effective Date, each of the successors elected to replace the directors of a Class whose term shall have expired at such annual meeting shall be elected to hold office until the third annual meeting next succeeding his or her election and until his or her respective successor shall have been duly elected and qualified.

Notwithstanding the foregoing provisions of this Article, each director shall serve until his or her successor is duly elected and qualified or until his or her death, resignation, or removal. If the number of directors is hereafter changed, any newly created directorships or decrease in directorships shall be so apportioned among the classes as to make all classes as nearly equal in number as is practicable, provided that no decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

Any director may be removed from office by the stockholders of the corporation only for cause. Vacancies occurring on the Board of Directors for any reason and newly created directorships resulting from an increase in the authorized number of directors may be filled only by vote of a majority of the remaining members of the Board of Directors, although less than a quorum, or by a sole remaining director, at any meeting of the Board of Directors. A person so elected by the Board of Directors to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall be duly elected and qualified.

ARTICLE VI

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the corporation is expressly authorized to adopt, amend or repeal the Bylaws of the corporation.

ARTICLE VII

Elections of directors need not be by written ballot unless the Bylaws of the corporation shall so provide.

No stockholder will be permitted to cumulate votes at any election of directors.

ARTICLE VIII

No action shall be taken by the stockholders of the corporation except at an annual or special meeting of the stockholders called in accordance with the Bylaws, and no action shall be taken by the stockholders by written consent.

ARTICLE IX

To the fullest extent permitted by the DGCL, as it presently exists or may hereafter be amended from time to time, a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Neither any amendment nor repeal of this Article, nor the adoption of any provision of this corporation’s Certificate of Incorporation inconsistent with this Article, shall eliminate or reduce the effect of this Article in respect of any matter occurring, or any cause of action, suit or proceeding accruing or arising or that, but for this Article, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE X

Subject to any provisions in the Bylaws of the corporation related to indemnification of directors or officers of the corporation, the corporation shall indemnify, to the fullest extent permitted by applicable law, any director or officer of the corporation who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving

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at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. The corporation shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized by the Board.

The corporation shall have the power to indemnify, to the extent permitted by the DGCL, as it presently exists or may hereafter be amended from time to time, any employee or agent of the corporation who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

A right to indemnification or to advancement of expenses arising under a provision of this Certificate of Incorporation or a bylaw of the corporation shall not be eliminated or impaired by an amendment to this Certificate of Incorporation or the Bylaws of the corporation after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

ARTICLE XI

If any provision of this Certificate of Incorporation becomes or is declared on any ground by a court of competent jurisdiction to be illegal, unenforceable or void, portions of such provision, or such provision in its entirety, to the extent necessary, shall be severed from this Certificate of Incorporation, and the court will replace such illegal, void or unenforceable provision of this Certificate of Incorporation with a valid and enforceable provision that most accurately reflects the Corporation’s intent, in order to achieve, to the maximum extent possible, the same economic, business and other purposes of the illegal, void or unenforceable provision. The balance of this Certificate of Incorporation shall be enforceable in accordance with its terms.

Except as provided in ARTICLE IX and ARTICLE X above, the corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation; provided, that, notwithstanding any other provision of this Certificate of Incorporation or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any vote of the holders of any class or series of the stock of this corporation required by law or by this Certificate of Incorporation, the affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of the outstanding shares of stock of the corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend or repeal, or adopt any provision of this Certificate of Incorporation inconsistent with, ARTICLE V, ARTICLE VI, ARTICLE VII, ARTICLE VIII, ARTICLE IX, ARTICLE X or this ARTICLE XI.

ARTICLE XII

The name and mailing address of the Sole Incorporator is as follows:

Name	Address
GP Investments Acquisition Corp	[•]

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IN WITNESS WHEREOF, GP Investments Acquisition Corp. has caused this Certificate of Incorporation to be executed on its behalf on this [•] day of [•], 2017.

GP INVESTMENTS ACQUISITION CORP., A Cayman Islands Company

By:
Name:	[•]
Title:	Authorized Signatory

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ANNEX E

FORM OF

BYLAWS OF

GP INVESTMENTS ACQUISITION CORP.

(adopted on [•], 2017)

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(continued)

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BYLAWS OF GP INVESTMENTS ACQUISITION CORP.

ARTICLE I - CORPORATE OFFICES

1.1 REGISTERED OFFICE

The registered office of GP Investments Acquisition Corp. shall be fixed in the corporation’s certificate of incorporation, as the same may be amended from time to time.

1.2 OTHER OFFICES

The corporation’s board of directors may at any time establish other offices at any place or places where the corporation is qualified to do business.

ARTICLE II - MEETINGS OF STOCKHOLDERS

2.1 PLACE OF MEETINGS

Meetings of stockholders shall be held at any place, within or outside the State of Delaware, designated by the board of directors. The board of directors may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the Delaware General Corporation Law (the “DGCL”). In the absence of any such designation or determination, stockholders’ meetings shall be held at the corporation’s principal executive office.

2.2 ANNUAL MEETING

The annual meeting of stockholders shall be held each year. The board of directors shall designate the date and time of the annual meeting. At the annual meeting, directors shall be elected and any other proper business may be transacted.

2.3 SPECIAL MEETING

(i) A special meeting of the stockholders, other than those required by statute, may be called at any time by the board of directors, chairperson of the board of directors, chief executive officer or president (in the absence of a chief executive officer), but a special meeting may not be called by any other person or persons. The board of directors may cancel, postpone or reschedule any previously scheduled special meeting at any time, before or after the notice for such meeting has been sent to the stockholders.

(ii) The notice of a special meeting shall include the purpose for which the meeting is called. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting by or at the direction of the board of directors, chairperson of the board of directors, chief executive officer or president (in the absence of a chief executive officer). Nothing contained in this Section 2.3(ii) shall be construed as limiting, fixing or affecting the time when a meeting of stockholders called by action of the board of directors may be held.

2.4 ADVANCE NOTICE PROCEDURES

(i) Advance Notice of Stockholder Business. At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be brought: (A) pursuant to the corporation’s proxy materials with respect to such meeting, (B) by or at the direction of the board of directors, or (C) by a stockholder of the corporation who (1) is a stockholder of record at the time of the giving of the notice required by this Section 2.4(i), and on the record date for the determination of stockholders entitled to vote at the annual meeting and (2) has timely complied in proper written form with the notice procedures set forth in this Section 2.4(i). In addition, for business to be properly brought before an annual meeting by a stockholder, such business must be a proper matter for stockholder action pursuant to these bylaws and applicable law. For the avoidance of doubt, clause (C) above shall be the exclusive means for a stockholder to bring business before an annual meeting of stockholders.

(a) To comply with clause (C) of Section 2.4(i) above, a stockholder’s notice must set forth all information required under this Section 2.4(i) and must be timely received by the secretary of the corporation. To be timely, a stockholder’s notice must be received by the secretary at the principal executive offices of the corporation

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not later than the 45th day nor earlier than the 75th day before the one-year anniversary of the date on which the corporation first mailed its proxy materials or a notice of availability of proxy materials (whichever is earlier) for the preceding year’s annual meeting; provided, however, that in the event that no annual meeting was held in the previous year or if the date of the annual meeting is advanced by more than 30 days prior to or delayed by more than 60 days after the one-year anniversary of the date of the previous year’s annual meeting, then, for notice by the stockholder to be timely, it must be so received by the secretary not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of (i) the 90th day prior to such annual meeting, or (ii) the tenth day following the day on which Public Announcement (as defined below) of the date of such annual meeting is first made. In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period for the giving of a stockholder’s notice as described in this Section 2.4(i)(a). “Public Announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or a comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or any successor thereto (the “1934 Act”).

(b) To be in proper written form, a stockholder’s notice to the secretary must set forth as to each matter of business the stockholder intends to bring before the annual meeting: (1) a brief description of the business intended to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (2) the name and address, as they appear on the corporation’s books, of the stockholder proposing such business and any Stockholder Associated Person (as defined below), (3) the class and number of shares of the corporation that are held of record or are beneficially owned by the stockholder or any Stockholder Associated Person and any derivative positions held or beneficially held by the stockholder or any Stockholder Associated Person, (4) whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of such stockholder or any Stockholder Associated Person with respect to any securities of the corporation, and a description of any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares), the effect or intent of which is to mitigate loss to, or to manage the risk or benefit from share price changes for, or to increase or decrease the voting power of, such stockholder or any Stockholder Associated Person with respect to any securities of the corporation, (5) any material interest of the stockholder or a Stockholder Associated Person in such business, and (6) a statement whether either such stockholder or any Stockholder Associated Person will deliver a proxy statement and form of proxy to holders of at least the percentage of the corporation’s voting shares required under applicable law to carry the proposal (such information provided and statements made as required by clauses (1) through (6), a “Business Solicitation Statement”). In addition, to be in proper written form, a stockholder’s notice to the secretary must be supplemented not later than ten days following the record date for the determination of stockholders entitled to notice of the meeting, to disclose the information contained in clauses (3) and (4) above as of the record date. For purposes of this Section 2.4, a “Stockholder Associated Person” of any stockholder shall mean (i) any person controlling, directly or indirectly, or acting in concert with, such stockholder, (ii) any beneficial owner of shares of stock of the corporation owned of record or beneficially by such stockholder and on whose behalf the proposal or nomination, as the case may be, is being made, or (iii) any person controlling, controlled by or under common control with such person referred to in the preceding clauses (i) and (ii).

(c) Without exception, no business shall be conducted at any annual meeting except in accordance with the provisions set forth in this Section 2.4(i) and, if applicable, Section 2.4(ii). In addition, business proposed to be brought by a stockholder may not be brought before the annual meeting if such stockholder or a Stockholder Associated Person, as applicable, takes action contrary to the representations made in the Business Solicitation Statement applicable to such business or if the Business Solicitation Statement applicable to such business contains an untrue statement of a material fact or omits to state a material fact necessary to make the statements therein not misleading. The chairperson of the annual meeting shall, if the facts warrant, determine and declare at the annual meeting that business was not properly brought before the annual meeting and in accordance with the provisions of this Section 2.4(i), and, if the chairperson should so determine, he or she shall so declare at the annual meeting that any such business not properly brought before the annual meeting shall not be conducted.

(ii) Advance Notice of Director Nominations at Annual Meetings. Notwithstanding anything in these bylaws to the contrary, only persons who are nominated in accordance with the procedures set forth in this Section 2.4(ii) shall be eligible for election or re-election as directors at an annual meeting of stockholders. Nominations of persons for election to the board of directors of the corporation shall be made at an annual meeting of stockholders only (A) by or at the direction of the board of directors or (B) by a stockholder of the corporation who (1) was a

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stockholder of record at the time of the giving of the notice required by this Section 2.4(ii) and on the record date for the determination of stockholders entitled to vote at the annual meeting and (2) has complied with the notice procedures set forth in this Section 2.4(ii). In addition to any other applicable requirements, for a nomination to be made by a stockholder, the stockholder must have given timely notice thereof in proper written form to the secretary of the corporation.

(a) To comply with clause (B) of Section 2.4(ii) above, a nomination to be made by a stockholder must set forth all information required under this Section 2.4(ii) and must be received by the secretary of the corporation at the principal executive offices of the corporation at the time set forth in, and in accordance with, the final three sentences of Section 2.4(i)(a) above.

(b) To be in proper written form, such stockholder’s notice to the secretary must set forth:

(1) as to each person (a “nominee”) whom the stockholder proposes to nominate for election or re-election as a director: (A) the name, age, business address and residence address of the nominee, (B) the principal occupation or employment of the nominee, (C) the class and number of shares of the corporation that are held of record or are beneficially owned by the nominee and any derivative positions held or beneficially held by the nominee, (D) whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of the nominee with respect to any securities of the corporation, and a description of any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares), the effect or intent of which is to mitigate loss to, or to manage the risk or benefit of share price changes for, or to increase or decrease the voting power of the nominee, (E) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nominations are to be made by the stockholder, (F) a written statement executed by the nominee acknowledging that as a director of the corporation, the nominee will owe a fiduciary duty under Delaware law with respect to the corporation and its stockholders, and (G) any other information relating to the nominee that would be required to be disclosed about such nominee if proxies were being solicited for the election of the nominee as a director, or that is otherwise required, in each case pursuant to Regulation 14A under the 1934 Act (including without limitation the nominee’s written consent to being named in the proxy statement, if any, as a nominee and to serving as a director if elected); and

(2) as to such stockholder giving notice, (A) the information required to be provided pursuant to clauses (2) through (5) of Section 2.4(i)(b) above, and the supplement referenced in the second sentence of Section 2.4(i)(b) above (except that the references to “business” in such clauses shall instead refer to nominations of directors for purposes of this paragraph), and (B) a statement whether either such stockholder or Stockholder Associated Person will deliver a proxy statement and form of proxy to holders of a number of the corporation’s voting shares reasonably believed by such stockholder or Stockholder Associated Person to be necessary to elect such nominee(s) (such information provided and statements made as required by clauses (A) and (B) above, a “Nominee Solicitation Statement”).

(c) At the request of the board of directors, any person nominated by a stockholder for election as a director must furnish to the secretary of the corporation (1) that information required to be set forth in the stockholder’s notice of nomination of such person as a director as of a date subsequent to the date on which the notice of such person’s nomination was given and (2) such other information as may reasonably be required by the corporation to determine the eligibility of such proposed nominee to serve as an independent director of the corporation or that could be material to a reasonable stockholder’s understanding of the independence, or lack thereof, of such nominee; in the absence of the furnishing of such information if requested, such stockholder’s nomination shall not be considered in proper form pursuant to this Section 2.4(ii).

(d) Without exception, no person shall be eligible for election or re-election as a director of the corporation at an annual meeting of stockholders unless nominated in accordance with the provisions set forth in this Section 2.4(ii). In addition, a nominee shall not be eligible for election or re-election if a stockholder or Stockholder Associated Person, as applicable, takes action contrary to the representations made in the Nominee Solicitation Statement applicable to such nominee or if the Nominee Solicitation Statement applicable to such nominee contains an untrue statement of a material fact or omits to state a material fact necessary to make the statements therein not

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misleading. The chairperson of the annual meeting shall, if the facts warrant, determine and declare at the annual meeting that a nomination was not made in accordance with the provisions prescribed by these bylaws, and if the chairperson should so determine, he or she shall so declare at the annual meeting, and the defective nomination shall be disregarded.

(iii) Advance Notice of Director Nominations for Special Meetings.

(a) For a special meeting of stockholders at which directors are to be elected pursuant to Section 2.3, nominations of persons for election to the board of directors shall be made only (1) by or at the direction of the board of directors or (2) by any stockholder of the corporation who (A) is a stockholder of record at the time of the giving of the notice required by this Section 2.4(iii) and on the record date for the determination of stockholders entitled to vote at the special meeting and (B) delivers a timely written notice of the nomination to the secretary of the corporation that includes the information set forth in Sections 2.4(ii)(b) and (ii)(c) above. To be timely, such notice must be received by the secretary at the principal executive offices of the corporation not later than the close of business on the later of the 90th day prior to such special meeting or the tenth day following the day on which Public Announcement is first made of the date of the special meeting and of the nominees proposed by the board of directors to be elected at such meeting. A person shall not be eligible for election or re-election as a director at a special meeting unless the person is nominated (i) by or at the direction of the board of directors or (ii) by a stockholder in accordance with the notice procedures set forth in this Section 2.4(iii). In addition, a nominee shall not be eligible for election or re-election if a stockholder or Stockholder Associated Person, as applicable, takes action contrary to the representations made in the Nominee Solicitation Statement applicable to such nominee or if the Nominee Solicitation Statement applicable to such nominee contains an untrue statement of a material fact or omits to state a material fact necessary to make the statements therein not misleading.

(b) The chairperson of the special meeting shall, if the facts warrant, determine and declare at the meeting that a nomination or business was not made in accordance with the procedures prescribed by these bylaws, and if the chairperson should so determine, he or she shall so declare at the meeting, and the defective nomination or business shall be disregarded.

(iv) Other Requirements and Rights. In addition to the foregoing provisions of this Section 2.4, a stockholder must also comply with all applicable requirements of state law and of the 1934 Act and the rules and regulations thereunder with respect to the matters set forth in this Section 2.4, including, with respect to business such stockholder intends to bring before the annual meeting that involves a proposal that such stockholder requests to be included in the corporation’s proxy statement, the requirements of Rule 14a-8 (or any successor provision) under the 1934 Act. Nothing in this Section 2.4 shall be deemed to affect any right of the corporation to omit a proposal from the corporation’s proxy statement pursuant to Rule 14a-8 (or any successor provision) under the 1934 Act.

2.5 NOTICE OF STOCKHOLDERS’ MEETINGS

Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Except as otherwise provided in the DGCL, the certificate of incorporation or these bylaws, the written notice of any meeting of stockholders shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting.

2.6 QUORUM

The holders of a majority of the stock issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders. Where a separate vote by a class or series or classes or series is required, a majority of the outstanding shares of such class or series or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter, except as otherwise provided by law, the certificate of incorporation or these bylaws.

If, however, such quorum is not present or represented at any meeting of the stockholders, then either (i) the chairperson of the meeting, or (ii) the stockholders entitled to vote at the meeting, present in person or represented

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by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present or represented. At such adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed.

2.7 ADJOURNED MEETING; NOTICE

When a meeting is adjourned to another time or place, unless these bylaws otherwise require, notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for stockholders entitled to vote is fixed for the adjourned meeting, the board of directors shall fix a new record date for notice of such adjourned meeting in accordance with Section 213(a) of the DGCL and Section 2.11 of these bylaws, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.

2.8 CONDUCT OF BUSINESS

The chairperson of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of business, and shall have the power to adjourn the meeting to another place, if any, date or time, whether or not a quorum is present.

2.9 VOTING

The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of Section 2.11 of these bylaws, subject to Section 217 (relating to voting rights of fiduciaries, pledgors and joint owners of stock) and Section 218 (relating to voting trusts and other voting agreements) of the DGCL.

Except as may be otherwise provided in the certificate of incorporation or these bylaws, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder.

Except as otherwise required by law, the certificate of incorporation or these bylaws, in all matters other than the election of directors, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders. Except as otherwise required by law, the certificate of incorporation or these bylaws, directors shall be elected by a plurality of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Where a separate vote by a class or series or classes or series is required, in all matters other than the election of directors, the affirmative vote of the majority of shares of such class or series or classes or series present in person or represented by proxy at the meeting shall be the act of such class or series or classes or series, except as otherwise provided by law, the certificate of incorporation or these bylaws.

2.10 STOCKHOLDER ACTION BY WRITTEN CONSENT WITHOUT A MEETING

Subject to the rights of the holders of the shares of any series of Preferred Stock or any other class of stock or series thereof having a preference over the Common Stock as dividend or upon liquidation, any action required or permitted to be taken by the stockholders of the corporation must be effected at a duly called annual or special meeting of stockholders of the corporation and may not be effected by any consent in writing by such stockholders.

2.11 RECORD DATES

In order that the corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the board of directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the board of directors and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If the board of directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the board of directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination.

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If no record date is fixed by the board of directors, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the board of directors may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance with the provisions of Section 213 of the DGCL and this Section 2.11 at the adjourned meeting.

In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the board of directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the board of directors adopts the resolution relating thereto.

2.12 PROXIES

Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy authorized by an instrument in writing or by a transmission permitted by law filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL.

2.13 LIST OF STOCKHOLDERS ENTITLED TO VOTE

The officer who has charge of the stock ledger of the corporation shall prepare and make, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting; provided, however, if the record date for determining the stockholders entitled to vote is less than 10 days before the meeting date, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. The corporation shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder for any purpose germane to the meeting for a period of at least 10 days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the corporation’s principal place of business. In the event that the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is available only to stockholders of the corporation. If the meeting is to be held at a place, then a list of stockholders entitled to vote at the meeting shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be examined by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then such list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

2.14 INSPECTORS OF ELECTION

A written proxy may be in the form of a telegram, cablegram, or other means of electronic transmission which sets forth or is submitted with information from which it can be determined that the telegram, cablegram, or other means of electronic transmission was authorized by the person.

Before any meeting of stockholders, the board of directors shall appoint an inspector or inspectors of election to act at the meeting or its adjournment. The number of inspectors shall be either one (1) or three (3). If any person appointed as inspector fails to appear or fails or refuses to act, then the chairperson of the meeting may, and upon the request of any stockholder or a stockholder’s proxy shall, appoint a person to fill that vacancy.

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Such inspectors shall:

(i) ascertain the number of shares outstanding and the voting power of each;

(ii) determine the shares represented at the meeting and the validity of proxies and ballots;

(iii) count all votes and ballots;

(iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors; and

(v) certify their determination of the number of shares represented at the meeting, and their count of all votes and ballots.

The inspectors of election shall perform their duties impartially, in good faith, to the best of their ability and as expeditiously as is practical. If there are three (3) inspectors of election, the decision, act or certificate of a majority is effective in all respects as the decision, act or certificate of all. Any report or certificate made by the inspectors of election is prima facie evidence of the facts stated therein.

ARTICLE III - DIRECTORS

3.1 POWERS

The business and affairs of the corporation shall be managed by or under the direction of the board of directors, except as may be otherwise provided in the DGCL or the certificate of incorporation.

3.2 NUMBER OF DIRECTORS

The board of directors shall consist of one or more members, each of whom shall be a natural person. Unless the certificate of incorporation fixes the number of directors, the number of directors shall be determined from time to time by resolution of the board of directors. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.

3.3 ELECTION, QUALIFICATION AND TERM OF OFFICE OF DIRECTORS

Except as provided in Section 3.4 of these bylaws, each director, including a director elected to fill a vacancy, shall hold office until the expiration of the term for which elected and until such director’s successor is elected and qualified or until such director’s earlier death, resignation or removal. Directors need not be stockholders unless so required by the certificate of incorporation or these bylaws. The certificate of incorporation or these bylaws may prescribe other qualifications for directors.

If so provided in the certificate of incorporation, the directors of the corporation shall be divided into three classes.

3.4 RESIGNATION AND VACANCIES

Any director may resign at any time upon notice given in writing or by electronic transmission to the corporation. A resignation is effective when the resignation is delivered unless the resignation specifies a later effective date or an effective date determined upon the happening of an event or events. A resignation which is conditioned upon the director failing to receive a specified vote for reelection as a director may provide that it is irrevocable. Unless otherwise provided in the certificate of incorporation or these bylaws, when one or more directors resign from the board of directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective.

Unless otherwise provided in the certificate of incorporation or these bylaws, vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director, and not by stockholders. If the directors are divided into classes, a person so elected by the directors then in office to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall have been duly elected and qualified.

If at any time, by reason of death or resignation or other cause, the corporation should have no directors in office, then any officer or any stockholder or an executor, administrator, trustee or guardian of a stockholder, or other

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fiduciary entrusted with like responsibility for the person or estate of a stockholder, may call a special meeting of stockholders in accordance with the provisions of the certificate of incorporation or these bylaws, or may apply to the Court of Chancery for a decree summarily ordering an election as provided in Section 211 of the DGCL.

If, at the time of filling any vacancy or any newly created directorship, the directors then in office constitute less than a majority of the whole board of directors (as constituted immediately prior to any such increase), the Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the voting stock at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office as aforesaid, which election shall be governed by the provisions of Section 211 of the DGCL as far as applicable.

3.5 PLACE OF MEETINGS; MEETINGS BY TELEPHONE

The board of directors may hold meetings, both regular and special, either within or outside the State of Delaware.

Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the board of directors, or any committee designated by the board of directors or any subcommittee, may participate in a meeting of the board of directors, or any such committee or subcommittee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

3.6 REGULAR MEETINGS

Regular meetings of the board of directors may be held without notice at such time and at such place as shall from time to time be determined by the board of directors.

3.7 SPECIAL MEETINGS; NOTICE

Special meetings of the board of directors for any purpose or purposes may be called at any time by the chairperson of the board of directors, the chief executive officer, the president, the secretary or a majority of the authorized number of directors.

Notice of the time and place of special meetings shall be:

(i) delivered personally by hand, by courier or by telephone;

(ii) sent by United States first-class mail, postage prepaid;

(iii) sent by facsimile; or

(iv) sent by electronic mail,

directed to each director at that director’s address, telephone number, facsimile number or electronic mail address, as the case may be, as shown on the corporation’s records.

If the notice is (i) delivered personally by hand, by courier or by telephone, (ii) sent by facsimile or (iii) sent by electronic mail, it shall be delivered or sent at least 24 hours before the time of the holding of the meeting. If the notice is sent by United States mail, it shall be deposited in the United States mail at least four days before the time of the holding of the meeting. Any oral notice may be communicated to the director. The notice need not specify the place of the meeting (if the meeting is to be held at the corporation’s principal executive office) nor the purpose of the meeting.

3.8 QUORUM; VOTING

At all meetings of the board of directors, a majority of the total authorized number of directors shall constitute a quorum for the transaction of business. If a quorum is not present at any meeting of the board of directors, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for that meeting.

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The vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the board of directors, except as may be otherwise specifically provided by statute, the certificate of incorporation or these bylaws.

If the certificate of incorporation provides that one or more directors shall have more or less than one vote per director on any matter, every reference in these bylaws to a majority or other proportion of the directors shall refer to a majority or other proportion of the votes of the directors.

3.9 BOARD ACTION BY WRITTEN CONSENT WITHOUT A MEETING

Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the board of directors, or of any committee or subcommittee thereof, may be taken without a meeting if all members of the board of directors or committee or subcommittee, as the case may be, consent thereto in writing or by electronic transmission and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the board of directors or committee or subcommittee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form. Any person (whether or not then a director) may provide, whether through instruction to an agent or otherwise, that a consent to action will be effective at a future time (including a time determined upon the happening of an event), no later than 60 days after such instruction is given or such provision is made and such consent shall be deemed to have been given for purposes of this Section 3.9 at such effective time so long as such person is then a director and did not revoke the consent prior to such time. Any such consent shall be revocable prior to its becoming effective.

3.10 FEES AND COMPENSATION OF DIRECTORS

Unless otherwise restricted by the certificate of incorporation or these bylaws, the board of directors shall have the authority to fix the compensation of directors.

3.11 REMOVAL OF DIRECTORS

Any director may be removed from office by the stockholders of the corporation only for cause.

No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of such director’s term of office.

ARTICLE IV - COMMITTEES

4.1 COMMITTEES OF DIRECTORS

The board of directors may, by resolution passed by a majority of the authorized number of directors, designate one or more committees, each committee to consist of one or more of the directors of the corporation. The board of directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the board of directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the board of directors or in these bylaws, shall have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers that may require it; but no such committee shall have the power or authority to (i) approve or adopt, or recommend to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopt, amend or repeal any bylaw of the corporation.

4.2 COMMITTEE MINUTES

Each committee and subcommittee shall keep regular minutes of its meetings and report the same to the board of directors, or the committee, when required.

4.3 MEETINGS AND ACTION OF COMMITTEES

A majority of the directors then serving on a committee or subcommittee shall constitute a quorum for the transaction of business by the committee or subcommittee, unless the certificate of incorporation, these bylaws, a resolution of the board of directors or a resolution of a committee that created the subcommittee requires a greater

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or lesser number, provided that in no case shall a quorum be less than 1/3 of the directors then serving on the committee or subcommittee. The vote of the majority of the members of a committee or subcommittee present at a meeting at which a quorum is present shall be the act of the committee or subcommittee, unless the certificate of incorporation, these bylaws, a resolution of the board of directors or a resolution of a committee that created the subcommittee requires a greater number. Meetings and actions of committees and subcommittees shall otherwise be governed by, and held and taken in accordance with, the provisions of:

(i) Section 3.5 (place of meetings and meetings by telephone);

(ii) Section 3.6 (regular meetings);

(iii) Section 3.7 (special meetings and notice);

(iv) Section 3.8 (quorum; voting);

(v) Section 7.5 (waiver of notice); and

(vi) Section 3.9 (action without a meeting)

with such changes in the context of those bylaws as are necessary to substitute the committee or subcommittee and its members for the board of directors and its members. However:

(i) the time and place of regular meetings of committees and subcommittees may be determined either by resolution of the board of directors or by resolution of the committee or subcommittee;

(ii) special meetings of committees and subcommittees may also be called by resolution of the board of directors or the committee or subcommittee; and

(iii) notice of special meetings of committees and subcommittees shall also be given to all alternate members, as applicable, who shall have the right to attend all meetings of the committee or subcommittee. The board of directors, or, in the absence of any such action by the board of directors, the committee or subcommittee, may adopt rules for the government of any committee or subcommittee not inconsistent with the provisions of these bylaws.

Any provision in the certificate of incorporation providing that one or more directors shall have more or less than one vote per director on any matter shall apply to voting in any committee or subcommittee, unless otherwise provided in the certificate of incorporation or these bylaws.

4.4 SUBCOMMITTEES

Unless otherwise provided in the certificate of incorporation, these bylaws or the resolutions of the board of directors designating the committee, a committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.

ARTICLE V - OFFICERS

5.1 OFFICERS

The officers of the corporation shall be a president and a secretary. The corporation may also have, at the discretion of the board of directors, a chairperson of the board of directors, a vice chairperson of the board of directors, a chief executive officer, a chief financial officer or treasurer, one or more vice presidents, one or more assistant vice presidents, one or more assistant treasurers, one or more assistant secretaries, and any such other officers as may be appointed in accordance with the provisions of these bylaws. Any number of offices may be held by the same person.

5.2 APPOINTMENT OF OFFICERS

The board of directors shall appoint the officers of the corporation, except such officers as may be appointed in accordance with the provisions of Sections 5.3 of these bylaws, subject to the rights, if any, of an officer under any contract of employment.

5.3 SUBORDINATE OFFICERS

The board of directors may appoint, or empower the chief executive officer or, in the absence of a chief executive officer, the president, to appoint, such other officers and agents as the business of the corporation may

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require. Each of such officers and agents shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the board of directors may from time to time determine.

5.4 REMOVAL AND RESIGNATION OF OFFICERS

Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by an affirmative vote of the majority of the board of directors at any regular or special meeting of the board of directors or, except in the case of an officer chosen by the board of directors, by any officer upon whom such power of removal may be conferred by the board of directors.

Any officer may resign at any time by giving written notice to the corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the corporation under any contract to which the officer is a party.

5.5 VACANCIES IN OFFICES

Any vacancy occurring in any office of the corporation shall be filled by the board of directors or as provided in Section 5.3.

5.6 REPRESENTATION OF SHARES OF OTHER CORPORATIONS

The chairperson of the board of directors, the president, any vice president, the treasurer, the secretary or assistant secretary of this corporation, or any other person authorized by the board of directors or the president or a vice president, is authorized to vote, represent, and exercise on behalf of this corporation all rights incident to any and all shares of any other corporation or corporations standing in the name of this corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

5.7 AUTHORITY AND DUTIES OF OFFICERS

All officers of the corporation shall respectively have such authority and perform such duties in the management of the business of the corporation as may be designated from time to time by the board of directors and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the board of directors.

ARTICLE VI - STOCK

6.1 STOCK CERTIFICATES; PARTLY PAID SHARES

The shares of the corporation shall be represented by certificates, provided that the board of directors may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the corporation. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue. The corporation shall not have power to issue a certificate in bearer form.

The corporation may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate issued to represent any such partly paid shares, or upon the books and records of the corporation in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the corporation shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

6.2 SPECIAL DESIGNATION ON CERTIFICATES

If the corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate that the corporation shall issue to represent such class or series of stock; provided, however, that, except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements there may be set forth on the face or back of the certificate that the corporation

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shall issue to represent such class or series of stock, a statement that the corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Within a reasonable time after the issuance or transfer of uncertificated stock, the corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to this section 6.2 or Sections 156, 202(a) or 218(a) of the DGCL or with respect to this section 6.2 a statement that the corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Except as otherwise expressly provided by law, the rights and obligations of the holders of uncertificated stock and the rights and obligations of the holders of certificates representing stock of the same class and series shall be identical.

6.3 LOST CERTIFICATES

Except as provided in this Section 6.3, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the corporation and cancelled at the same time. The corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

6.4 DIVIDENDS

The board of directors, subject to any restrictions contained in the certificate of incorporation or applicable law, may declare and pay dividends upon the shares of the corporation’s capital stock. Dividends may be paid in cash, in property, or in shares of the corporation’s capital stock, subject to the provisions of the certificate of incorporation.

The board of directors may set apart out of any of the funds of the corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the corporation, and meeting contingencies.

6.5 TRANSFER OF STOCK

Transfers of record of shares of stock of the corporation shall be made only upon its books by the holders thereof, in person or by an attorney duly authorized, and, if such stock is certificated, upon the surrender of a certificate or certificates for a like number of shares, properly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer.

6.6 STOCK TRANSFER AGREEMENTS

The corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the corporation to restrict the transfer of shares of stock of the corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.

6.7 REGISTERED STOCKHOLDERS

The corporation:

(i) shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner;

(ii) shall be entitled to hold liable for calls and assessments the person registered on its books as the owner of shares; and

(iii) shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

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ARTICLE VII - MANNER OF GIVING NOTICE AND WAIVER

7.1 NOTICE OF STOCKHOLDERS’ MEETINGS

Notice of any meeting of stockholders, if mailed, is given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the corporation’s records. An affidavit of the secretary or an assistant secretary of the corporation or of the transfer agent or other agent of the corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

7.2 NOTICE BY ELECTRONIC TRANSMISSION

Without limiting the manner by which notice otherwise may be given effectively to stockholders pursuant to the DGCL, the certificate of incorporation or these bylaws, any notice to stockholders given by the corporation under any provision of the DGCL, the certificate of incorporation or these bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice to the corporation. Any such consent shall be deemed revoked if:

(i) the corporation is unable to deliver by electronic transmission two consecutive notices given by the corporation in accordance with such consent; and

(ii) such inability becomes known to the secretary or an assistant secretary of the corporation or to the transfer agent, or other person responsible for the giving of notice.

However, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action.

Any notice given pursuant to the preceding paragraph shall be deemed given:

(i) if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice;

(ii) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice;

(iii) if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and

(iv) if by any other form of electronic transmission, when directed to the stockholder.

An affidavit of the secretary or an assistant secretary or of the transfer agent or other agent of the corporation that the notice has been given by a form of electronic transmission shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

An “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved, and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

Notice by a form of electronic transmission shall not apply to Sections 164, 296, 311, 312 or 324 of the DGCL.

7.3 NOTICE TO STOCKHOLDERS SHARING AN ADDRESS

Except as otherwise prohibited under the DGCL, without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the corporation under the provisions of the DGCL, the certificate of incorporation or these bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Any such consent shall be revocable by the stockholder by written notice to the corporation. Any stockholder who fails to object in writing to the corporation, within 60 days of having been given written notice by the corporation of its intention to send the single notice, shall be deemed to have consented to receiving such single written notice.

7.4 NOTICE TO PERSON WITH WHOM COMMUNICATION IS UNLAWFUL

Whenever notice is required to be given, under the DGCL, the certificate of incorporation or these bylaws, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom

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communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the corporation is such as to require the filing of a certificate under the DGCL, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

7.5 WAIVER OF NOTICE

Whenever notice is required to be given under any provision of the DGCL, the certificate of incorporation or these bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the certificate of incorporation or these bylaws.

ARTICLE VIII - INDEMNIFICATION

8.1 INDEMNIFICATION OF DIRECTORS AND OFFICERS IN THIRD PARTY PROCEEDINGS

Subject to the other provisions of this Article VIII, the corporation shall indemnify, to the fullest extent permitted by the DGCL, as now or hereinafter in effect, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director or officer of the corporation, or is or was a director or officer of the corporation serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such Proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful.

8.2 INDEMNIFICATION OF DIRECTORS AND OFFICERS IN ACTIONS BY OR IN THE RIGHT OF THE CORPORATION

Subject to the other provisions of this Article VIII, the corporation shall indemnify, to the fullest extent permitted by the DGCL, as now or hereinafter in effect, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the corporation, or is or was a director or officer of the corporation serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

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8.3 SUCCESSFUL DEFENSE

To the extent that a present or former director or officer of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding described in Section 8.1 or Section 8.2, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

8.4 INDEMNIFICATION OF OTHERS

Subject to the other provisions of this Article VIII, the corporation shall have power to indemnify its employees and agents to the extent not prohibited by the DGCL or other applicable law. The board of directors shall have the power to delegate to such person or persons the determination of whether employees or agents shall be indemnified.

8.5 ADVANCED PAYMENT OF EXPENSES

Expenses (including attorneys’ fees) actually and reasonably incurred by an officer or director of the corporation in defending any Proceeding shall be paid by the corporation in advance of the final disposition of such Proceeding upon receipt of a written request therefor (together with documentation reasonably evidencing such expenses) and an undertaking by or on behalf of the person to repay such amounts if it shall ultimately be determined that the person is not entitled to be indemnified under this Article VIII or the DGCL. Such expenses (including attorneys’ fees) actually and reasonably incurred by former directors and officers or other employees and agents of the corporation or by persons serving at the request of the corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the corporation deems appropriate. The right to advancement of expenses shall not apply to any Proceeding (or any part of any Proceeding) for which indemnity is excluded pursuant to these bylaws, but shall apply to any Proceeding (or any part of any Proceeding) referenced in Section 8.6(ii) or 8.6(iii) prior to a determination that the person is not entitled to be indemnified by the corporation.

8.6 LIMITATION ON INDEMNIFICATION

Subject to the requirements in Section 8.3 and the DGCL, the corporation shall not be obligated to indemnify any person pursuant to this Article VIII in connection with any Proceeding (or any part of any Proceeding):

(i) for which payment has actually been made to or on behalf of such person under any statute, insurance policy, indemnity provision, vote or otherwise, except with respect to any excess beyond the amount paid;

(ii) for an accounting or disgorgement of profits pursuant to Section 16(b) of the 1934 Act, or similar provisions of federal, state or local statutory law or common law, if such person is held liable therefor (including pursuant to any settlement arrangements);

(iii) for any reimbursement of the corporation by such person of any bonus or other incentive-based or equity-based compensation or of any profits realized by such person from the sale of securities of the corporation, as required in each case under the 1934 Act (including any such reimbursements that arise from an accounting restatement of the corporation pursuant to Section 304 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), or the payment to the corporation of profits arising from the purchase and sale by such person of securities in violation of Section 306 of the Sarbanes-Oxley Act), if such person is held liable therefor (including pursuant to any settlement arrangements);

(iv) initiated by such person, including any Proceeding (or any part of any Proceeding) initiated by such person against the corporation or its directors, officers, employees, agents or other indemnitees, unless (a) the board of directors authorized the Proceeding (or the relevant part of the Proceeding) prior to its initiation, (b) the corporation provides the indemnification, in its sole discretion, pursuant to the powers vested in the corporation under applicable law, (c) otherwise required to be made under Section 8.7 or (d) otherwise required by applicable law; or

(v) if prohibited by applicable law.

8.7 DETERMINATION; CLAIM

If a claim for indemnification or advancement of expenses under this Article VIII is not paid in full within 90 days after receipt by the corporation of the written request therefor, the claimant shall be entitled to an adjudication by a court of competent jurisdiction of his or her entitlement to such indemnification or advancement of expenses. The corporation shall indemnify such person against any and all expenses that are actually and reasonably incurred

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by such person in connection with any action for indemnification or advancement of expenses from the corporation under this Article VIII, to the extent such person is successful in such action, and to the extent not prohibited by law. In any such suit, the corporation shall, to the fullest extent not prohibited by law, have the burden of proving that the claimant is not entitled to the requested indemnification or advancement of expenses.

8.8 NON-EXCLUSIVITY OF RIGHTS

The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VIII shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the certificate of incorporation or any statute, bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. The corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advancement of expenses, to the fullest extent not prohibited by the DGCL or other applicable law.

8.9 INSURANCE

The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under the provisions of the DGCL.

8.10 SURVIVAL

The rights to indemnification and advancement of expenses conferred by this Article VIII shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

8.11 EFFECT OF REPEAL OR MODIFICATION

A right to indemnification or to advancement of expenses arising under a provision of the certificate of incorporation or a bylaw shall not be eliminated or impaired by an amendment to the certificate of incorporation or these bylaws after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

8.12 CERTAIN DEFINITIONS

For purposes of this Article VIII, references to the “corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article VIII with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued. For purposes of this Article VIII, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this Article VIII.

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ARTICLE IX - GENERAL MATTERS

9.1 EXECUTION OF CORPORATE CONTRACTS AND INSTRUMENTS

Except as otherwise provided by law, the certificate of incorporation or these bylaws, the board of directors may authorize any officer or officers, or agent or agents, to enter into any contract or execute any document or instrument in the name of and on behalf of the corporation; such authority may be general or confined to specific instances. Unless so authorized or ratified by the board of directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

9.2 FISCAL YEAR

The fiscal year of the corporation shall be fixed by resolution of the board of directors and may be changed by the board of directors.

9.3 SEAL

The corporation may adopt a corporate seal, which shall be adopted and which may be altered by the board of directors. The corporation may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

9.4 CONSTRUCTION; DEFINITIONS

Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the DGCL shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term “person” includes both a corporation and a natural person.

9.5 EXCLUSIVE FORUM

Unless the corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (A) any derivative action or proceeding brought on behalf of the corporation, (B) any action asserting a claim of breach of a fiduciary duty owed by any director or officer or other employee of the corporation to the corporation or the corporation’s stockholders, (C) any action asserting a claim against the corporation or any director or officer or other employee of the corporation arising pursuant to any provision of the DGCL, the certificate of incorporation or the bylaws or (D) any action asserting a claim against the corporation or any director, officer, stockholder or employee of the corporation governed by the internal affairs doctrine shall be the Court of Chancery.

ARTICLE X - AMENDMENTS

These bylaws may be adopted, amended or repealed by the stockholders entitled to vote; provided, however, that the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the total voting power of outstanding voting securities, voting together as a single class, shall be required for the stockholders of the corporation to alter, amend or repeal, or adopt any provision of these bylaws. The board of directors shall also have the power to adopt, amend or repeal bylaws.

A bylaw amendment adopted by stockholders which specifies the votes that shall be necessary for the election of directors shall not be further amended or repealed by the board of directors.

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GP INVESTMENTS ACQUISITION CORP.

CERTIFICATE OF ADOPTION OF BYLAWS

The undersigned hereby certifies that he or she is the duly elected, qualified, and acting Secretary or Assistant Secretary of GP Investments Acquisition Corp., a Delaware corporation and that the foregoing bylaws were adopted on [•], 2017.

IN WITNESS WHEREOF, the undersigned has hereunto set his or her hand this [•] day of [•], 2017.

Secretary

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ANNEX F

FORM OF

CERTIFICATE OF DOMESTICATION

OF

GP INVESTMENTS ACQUISITION CORP.

Pursuant to Section 388 of the General
Corporation Law of the State of Delaware

GP Investments Acquisition Corp., a Cayman Islands exempted company limited by its shares, which intends to domesticate as a Delaware corporation pursuant to this Certificate of Domestication (upon such domestication to be renamed “GP Investments Acquisition Corp.” and referred to herein after such time as the “Corporation”), does hereby certify to the following facts relating to the domestication of the Corporation in the State of Delaware:

1. The Corporation was originally incorporated on the 28th day of January, 2015 under the laws of the Cayman Islands.

2. The name of the Corporation immediately prior to the filing of this Certificate of Domestication is GP Investments Acquisition Corp.

3. The name of the Corporation as set forth in the Certificate of Incorporation is GP Investments Acquisition Corp.

4. The jurisdiction that constituted the seat, siege social or principal place of business or central administration of the Corporation immediately prior to the filing of this Certificate of Domestication is the Cayman Islands.

5. The domestication has been approved in the manner provided for by the document, instrument, agreement or other writing, as the case may be, governing the internal affairs of GP Investments Acquisition Corp. and the conduct of its business or by applicable non-Delaware law, as appropriate.

[Signature Page Follows]

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Domestication to be executed in its name this [•] of [•], 2017.

GP INVESTMENTS ACQUISITION CORP., a Cayman Islands company

By:
Name: Antonio Bonchristiano
Title: Chief Executive Officer

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ANNEX G

FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF GP INVESTMENTS ACQUISITION CORP.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

P R O X Y
The undersigned hereby appoints Antonio Bonchristiano or Andrew Fleiss or the Chairman of the extraordinary general meeting, which we refer together as the “Proxies”, and each of them independently, with full power of substitution as proxies to vote the shares that the undersigned is entitled to vote, which we refer to as the “Shares”, at the extraordinary general meeting of shareholders of GP Investments Acquisition Corp., which we refer to as “GPIA” or “our”, to be held on [•], 2017 at [•] [a.m/p.m.], Eastern Time at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, located at 4 Times Square, New York, New York 10036, and at any adjournment thereof. Such Shares shall be voted as indicated with respect to the proposals listed on the reverse side hereof and, unless such authority is withheld on the reverse side hereof, the Proxies’ discretion on such other matters as may properly come before the general meeting or any adjournment thereof.

The undersigned acknowledges receipt of the accompanying joint proxy statement/prospectus and revokes all prior proxies for said meeting.

THE SHARES REPRESENTED BY THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL NOT BE VOTED IN FAVOR OF ANY OF THE PROPOSALS. PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY.

(Continued and to be marked, dated and signed on reverse side)

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Please mark vote as indicated in this example	GP INVESTMENTS ACQUISITION CORP.—THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL NOS., 1, 2, 3, 4, 5, 6, 7, 8, 9, 10 AND 11.
Proposal No. 1—The Business Combination Proposal—To consider and vote upon a proposal to approve by ordinary resolution and adopt the Agreement and Plan of Merger, dated as of May 16, 2017 (as amended, the “merger agreement”), as amended by Amendment No. 1 thereto, dated June [•], 2017 (copies of which are attached to the accompanying joint proxy statement/prospectus as Annex A and Annex B, respectively, in each case, by and among GPIA, Let’s Go Acquisition Corp., GPIA’s wholly-owned subsidiary (“Let’s Go”), Rimini Street, Inc. (“Rimini Street”), and, solely in his capacity as the initial Holder Representative (as defined in the merger agreement) for the limited purposes set forth therein, the person specified as such in the merger agreement (the “Holder Representative”), which, among other things, provides for an integrated transaction consisting of the merger of Let’s Go with and into Rimini Street, with Rimini Street surviving the merger (the “first merger”), with the surviving corporation then merging with and into GP Investments Acquisition Corp. (a corporation incorporated in the State of Delaware, assuming the domestication proposal is approved and adopted, and the due filing with and acceptance by the Secretary of State of Delaware of the certificate of domestication in accordance with Section 388 of the General Corporation Law of the State of Delaware (the “DGCL”)), with GP Investments Acquisition Corp. surviving the merger (the “second merger” and, together with the first merger, the “mergers”) and renamed “Rimini Street, Inc.” immediately after consummation of the second merger, and to approve the transactions contemplated by the merger agreement (referred to, both upon the domestication, and subsequent to such change of name, as “RMNI”).
	FOR ☐	AGAINST ☐	ABSTAIN ☐
Proposal No. 2—The Domestication Proposal—To consider and vote upon a proposal to approve by special resolution, assuming the business combination proposal is approved and adopted, the change of GPIA’s jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware.
	FOR ☐	AGAINST ☐	ABSTAIN ☐
Proposal No. 3—Organizational Documents Proposal A—To authorize (i) 600,000,000 additional shares of common stock of RMNI, which increases the total authorized shares of common stock to 1,000,000,000 shares of common stock and (ii) 80,000,000 additional shares of preferred stock of RMNI, which increases the total authorized shares of preferred stock to 100,000,000.
	FOR ☐	AGAINST ☐	ABSTAIN ☐
Proposal No. 4—Organizational Documents Proposal B—To authorize the board of directors of RMNI to issue any or all shares of RMNI’s preferred stock in one or more classes or series, with such terms and conditions as may be expressly determined by RMNI’s board of directors and as may be permitted by the DGCL.
	FOR ☐	AGAINST ☐	ABSTAIN ☐
Proposal No. 5—Organizational Documents Proposal C—To authorize that directors of RMNI may only be removed for cause.	FOR ☐	AGAINST ☐	ABSTAIN ☐
Proposal No. 6—Organizational Documents Proposal D—To authorize that only the RMNI board of directors, chairperson of the board of directors, chief executive officer or president (in the absence of the chief executive officer) may call a meeting of stockholders.
	FOR ☐	AGAINST ☐	ABSTAIN ☐
Proposal No. 7—Organizational Documents Proposal E—To authorize removal of the ability of RMNI stockholders to take action by written consent in lieu of a meeting.	FOR ☐	AGAINST ☐	ABSTAIN ☐
Proposal No. 8—Organizational Documents Proposal F—To authorize holders of sixty-six and two-thirds percent (66 2/3%) of the then outstanding RMNI capital stock as the minimum threshold required for a stockholder vote to amend RMNI’s certificate of incorporation (other than the articles thereof relating to the company’s name, address and registered office, purpose and matters related to the company’s common and preferred stock) and bylaw.
	FOR ☐	AGAINST ☐	ABSTAIN ☐
Proposal No. 9—Organizational Documents Proposal G—To authorize all other changes in connection with the replacement of our memorandum and articles of association with a new certificate of incorporation and bylaws of RMNI as part of the domestication, including (i) changing the post- business combination corporate name from “GP Investments Acquisition Corp.” to “Rimini Street, Inc.” (with such change expected to be made immediately following the consummation of the second merger) and making RMNI’s corporate existence perpetual, (ii) adopting Delaware as the exclusive forum for certain stockholder litigation, and (iii) removing certain provisions related to our status as a blank check company that will no longer apply upon consummation of the business combination, all of which GPIA’s board of directors believe are necessary to adequately address the needs of RMNI after the business combination.
	FOR ☐	AGAINST ☐	ABSTAIN ☐
Proposal No. 10—The Stock Issuance Proposal—To consider and vote upon a proposal to approve by ordinary resolution, assuming the organizational documents proposals are approved and adopted, for the purposes of complying with the applicable provisions of NASDAQ Listing Rule 5635, the issuance of RMNI common stock to (1) the existing stockholders of Rimini Street in connection with the business combination and (2) the Sponsor, GPIC, Ltd., a Bermuda company (the “Sponsor”), that the Sponsor may purchase in connection with the consummation of the first merger pursuant to the Sponsor’s equity commitment, to the extent such issuance would require a shareholder vote under NASDAQ Listing Rule 5635.
	FOR ☐	AGAINST ☐	ABSTAIN ☐
Proposal No. 11—The Adjournment Proposal—To consider and vote upon a proposal to approve by ordinary resolution the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the extraordinary general meeting, any of the condition precedent proposals would not be duly approved and adopted by our shareholders.
	FOR ☐	AGAINST ☐	ABSTAIN ☐
Shareholder Certification: I hereby certify that I am not acting in concert, or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended), with any other shareholders with respect to the ordinary shares of GPIA owned by me in connection with the proposed business combination with Rimini Street, Inc.
SHAREHOLDER CERTIFICATION ☐
Dated:	, 2017

(Signature)

(Signature if held Jointly)

When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership please sign in partnership name by an authorized person.

A vote to abstain will not be treated as a vote on the relevant proposal. The shares represented by the proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder(s).

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ANNEX H

RIMINI STREET, INC.

SPECIAL MEETING OF STOCKHOLDERS

3993 Howard Hughes Parkway, Suite 500
Las Vegas, NV 89169
[•], 2017, [•] [a/p.m.] Pacific Time

STOCKHOLDER PROXY CARD

The undersigned, hereby appoints [Seth A. Ravin] and [Daniel B. Winslow], as proxies and attorneys-in-fact of the undersigned, each with the power to act without the other and with the power of substitution, and hereby authorizes them to represent and vote, as designated below, all the shares of capital stock of Rimini Street, Inc. (the “Rimini Street”) held of record by the undersigned at the close of business on [•], 2017, with all powers which the undersigned would possess if present at the Special Meeting of Stockholders of the Company to be held on [•], 2017 or at any postponement or adjournment thereof (the “Special Meeting”).

Please indicate your proposal selection by firmly placing an “X” in the appropriate box.

Place “X” here if you plan to attend and vote your shares at the meeting [ ]

Proposal 1
The Rimini Street Business Combination Proposal—to consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of May 16, 2017 (as amended, the “merger agreement”), as amended by Amendment No. 1 thereto, dated June 30, 2017, in each case, by and among GP Investments Acquisition Corp., a Cayman Islands exempted company, company number 295988 (“GPIA”), Let’s Go Acquisition Corp., GPIA’s wholly-owned subsidiary (“Let’s Go”), Rimini Street, and, solely in his capacity as the initial Holder Representative (as defined in the merger agreement), for the limited purposes set forth therein, the person specified as such in the merger agreement, which, among other things, provides for an integrated transaction consisting of the merger of Let’s Go with and into Rimini Street, with Rimini Street surviving the merger (the “first merger”), with the surviving corporation then merging with and into GP Investments Acquisition Corp. (after its domestication as a corporation incorporated in the State of Delaware), with GP Investments Acquisition Corp. surviving the merger (the “second merger”) and renamed “Rimini Street, Inc.” immediately after consummation of the second merger, and to approve the transactions contemplated by the merger agreement (we refer to this proposal as the “Rimini Street business combination proposal”).

For	Against	Abstain
☐	☐	☐
Proposal 2
The Rimini Street Preferred Stock Conversion Proposal—to obtain the approval of the Rimini Street preferred stockholders to request the conversion of all outstanding shares of Rimini Street preferred stock into shares of Rimini Street common stock, effective as of immediately prior to the effectiveness of the first merger (we refer to this proposal as the “Rimini Street preferred stock conversion proposal”).

For	Against	Abstain
☐	☐	☐

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED STOCKHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR THE RIMINI STREET BUSINESS COMBINATION PROPOSAL AND FOR THE PREFERRED STOCK CONVERSION PROPOSAL.

Number of Shares held as of [•], 2017:
Print Stockholder Name(s)	shares Class A Common Stock
shares Class B Common Stock
shares Series A Preferred Stock
shares Series B Preferred Stock
shares Series C Preferred Stock

Signature of Stockholder(s)

PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE.

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ANNEX I

RIGHTS OF DISSENTING STOCKHOLDERS

NRS  92A.300 Definitions. As used in NRS 92A.300 to 92A.500, inclusive, unless the context otherwise requires, the words and terms defined in NRS 92A.305 to 92A.335, inclusive, have the meanings ascribed to them in those sections.

NRS  92A.305 “Beneficial stockholder” defined. “Beneficial stockholder” means a person who is a beneficial owner of shares held in a voting trust or by a nominee as the stockholder of record.

NRS  92A.310 “Corporate action” defined. “Corporate action” means the action of a domestic corporation.

NRS  92A.315 “Dissenter” defined. “Dissenter” means a stockholder who is entitled to dissent from a domestic corporation’s action under NRS 92A.380 and who exercises that right when and in the manner required by NRS 92A.400 to 92A.480, inclusive.

NRS  92A.320 “Fair value” defined. “Fair value,” with respect to a dissenter’s shares, means the value of the shares determined:

1.   Immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable;

2.   Using customary and current valuation concepts and techniques generally employed for similar businesses in the context of the transaction requiring appraisal; and

3.   Without discounting for lack of marketability or minority status.

NRS  92A.325 “Stockholder” defined. “Stockholder” means a stockholder of record or a beneficial stockholder of a domestic corporation.

NRS  92A.330 “Stockholder of record” defined. “Stockholder of record” means the person in whose name shares are registered in the records of a domestic corporation or the beneficial owner of shares to the extent of the rights granted by a nominee’s certificate on file with the domestic corporation.

NRS  92A.335 “Subject corporation” defined. “Subject corporation” means the domestic corporation which is the issuer of the shares held by a dissenter before the corporate action creating the dissenter’s rights becomes effective or the surviving or acquiring entity of that issuer after the corporate action becomes effective.

NRS  92A.340 Computation of interest. Interest payable pursuant to NRS 92A.300 to 92A.500, inclusive, must be computed from the effective date of the action until the date of payment, at the rate of interest most recently established pursuant to NRS 99.040.

NRS  92A.350 Rights of dissenting partner of domestic limited partnership. A partnership agreement of a domestic limited partnership or, unless otherwise provided in the partnership agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the partnership interest of a dissenting general or limited partner of a domestic limited partnership are available for any class or group of partnership interests in connection with any merger or exchange in which the domestic limited partnership is a constituent entity.

NRS  92A.360 Rights of dissenting member of domestic limited-liability company. The articles of organization or operating agreement of a domestic limited-liability company or, unless otherwise provided in the articles of organization or operating agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the interest of a dissenting member are available in connection with any merger or exchange in which the domestic limited-liability company is a constituent entity.

NRS  92A.370 Rights of dissenting member of domestic nonprofit corporation.

1.   Except as otherwise provided in subsection 2, and unless otherwise provided in the articles or bylaws, any member of any constituent domestic nonprofit corporation who voted against the merger may, without prior notice, but within 30 days after the effective date of the merger, resign from membership and is thereby excused from all contractual obligations to the constituent or surviving corporations which did not occur before the member’s resignation and is thereby entitled to those rights, if any, which would have existed if there had been no merger and the membership had been terminated or the member had been expelled.

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2.   Unless otherwise provided in its articles of incorporation or bylaws, no member of a domestic nonprofit corporation, including, but not limited to, a cooperative corporation, which supplies services described in chapter 704 of NRS to its members only, and no person who is a member of a domestic nonprofit corporation as a condition of or by reason of the ownership of an interest in real property, may resign and dissent pursuant to subsection 1.

NRS  92A.380 Right of stockholder to dissent from certain corporate actions and to obtain payment for shares.

1.   Except as otherwise provided in NRS 92A.370 and 92A.390 and subject to the limitation in paragraph (f), any stockholder is entitled to dissent from, and obtain payment of the fair value of the stockholder’s shares in the event of any of the following corporate actions:

(a)	Consummation of a plan of merger to which the domestic corporation is a constituent entity:
(1)	If approval by the stockholders is required for the merger by NRS 92A.120 to 92A.160, inclusive, or the articles of incorporation, regardless of whether the stockholder is entitled to vote on the plan of merger; or
(2)	If the domestic corporation is a subsidiary and is merged with its parent pursuant to NRS 92A.180.
(b)	Consummation of a plan of conversion to which the domestic corporation is a constituent entity as the corporation whose subject owner’s interests will be converted.
(c)	Consummation of a plan of exchange to which the domestic corporation is a constituent entity as the corporation whose subject owner’s interests will be acquired, if the stockholder’s shares are to be acquired in the plan of exchange.
(d)	Any corporate action taken pursuant to a vote of the stockholders to the extent that the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting stockholders are entitled to dissent and obtain payment for their shares.
(e)	Accordance of full voting rights to control shares, as defined in NRS 78.3784, only to the extent provided for pursuant to NRS 78.3793.
(f)	Any corporate action not described in this subsection that will result in the stockholder receiving money or scrip instead of a fraction of a share except where the stockholder would not be entitled to receive such payment pursuant to NRS 78.205, 78.2055 or 78.207. A dissent pursuant to this paragraph applies only to the fraction of a share, and the stockholder is entitled only to obtain payment of the fair value of the fraction of a share.

2.   A stockholder who is entitled to dissent and obtain payment pursuant to NRS 92A.300 to 92A.500, inclusive, may not challenge the corporate action creating the entitlement unless the action is unlawful or fraudulent with respect to the stockholder or the domestic corporation.

3.   Subject to the limitations in this subsection, from and after the effective date of any corporate action described in subsection 1, no stockholder who has exercised the right to dissent pursuant to NRS 92A.300 to 92A.500, inclusive, is entitled to vote his or her shares for any purpose or to receive payment of dividends or any other distributions on shares. This subsection does not apply to dividends or other distributions payable to stockholders on a date before the effective date of any corporate action from which the stockholder has dissented. If a stockholder exercises the right to dissent with respect to a corporate action described in paragraph (f) of subsection 1, the restrictions of this subsection apply only to the shares to be converted into a fraction of a share and the dividends and distributions to those shares.

NRS  92A.390 Limitations on right of dissent: Stockholders of certain classes or series; action of stockholders not required for plan of merger.

1.   There is no right of dissent with respect to a plan of merger, conversion or exchange in favor of stockholders of any class or series which is:

(a)	A covered security under section 18(b)(1)(A) or (B) of the Securities Act of 1933, 15 U.S.C. § 77r(b)(1)(A) or (B), as amended;

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(b)	Traded in an organized market and has at least 2,000 stockholders and a market value of at least $20,000,000, exclusive of the value of such shares held by the corporation’s subsidiaries, senior executives, directors and beneficial stockholders owning more than 10 percent of such shares; or
(c)	Issued by an open end management investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940, 15 U.S.C. §§ 80a-1 et seq., as amended, and which may be redeemed at the option of the holder at net asset value, unless the articles of incorporation of the corporation issuing the class or series or the resolution of the board of directors approving the plan of merger, conversion or exchange expressly provide otherwise.

2.   The applicability of subsection 1 must be determined as of:

(a)	The record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the corporate action requiring dissenter’s rights; or
(b)	The day before the effective date of such corporate action if there is no meeting of stockholders.

3.   Subsection 1 is not applicable and dissenter’s rights are available pursuant to NRS 92A.380 for the holders of any class or series of shares who are required by the terms of the corporate action requiring dissenter’s rights to accept for such shares anything other than cash or shares of any class or any series of shares of any corporation, or any other proprietary interest of any other entity, that satisfies the standards set forth in subsection 1 at the time the corporate action becomes effective.

4.   There is no right of dissent for any holders of stock of the surviving domestic corporation if the plan of merger does not require action of the stockholders of the surviving domestic corporation under NRS 92A.130.

5.   There is no right of dissent for any holders of stock of the parent domestic corporation if the plan of merger does not require action of the stockholders of the parent domestic corporation under NRS 92A.180.

NRS  92A.400 Limitations on right of dissent: Assertion as to portions only to shares registered to stockholder; assertion by beneficial stockholder.

1.   A stockholder of record may assert dissenter’s rights as to fewer than all of the shares registered in his or her name only if the stockholder of record dissents with respect to all shares of the class or series beneficially owned by any one person and notifies the subject corporation in writing of the name and address of each person on whose behalf the stockholder of record asserts dissenter’s rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the partial dissenter dissents and his or her other shares were registered in the names of different stockholders.

2.   A beneficial stockholder may assert dissenter’s rights as to shares held on his or her behalf only if the beneficial stockholder:

(a)	Submits to the subject corporation the written consent of the stockholder of record to the dissent not later than the time the beneficial stockholder asserts dissenter’s rights; and
(b)	Does so with respect to all shares of which he or she is the beneficial stockholder or over which he or she has power to direct the vote.

NRS  92A.410 Notification of stockholders regarding right of dissent.

1.   If a proposed corporate action creating dissenter’s rights is submitted to a vote at a stockholders’ meeting, the notice of the meeting must state that stockholders are, are not or may be entitled to assert dissenter’s rights under NRS 92A.300 to 92A.500, inclusive. If the domestic corporation concludes that dissenter’s rights are or may be available, a copy of NRS 92A.300 to 92A.500, inclusive, must accompany the meeting notice sent to those record stockholders entitled to exercise dissenter’s rights.

2.   If the corporate action creating dissenter’s rights is taken by written consent of the stockholders or without a vote of the stockholders, the domestic corporation shall notify in writing all stockholders entitled to assert dissenter’s rights that the action was taken and send them the dissenter’s notice described in NRS 92A.430.

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NRS  92A.420 Prerequisites to demand for payment for shares.

1.   If a proposed corporate action creating dissenter’s rights is submitted to a vote at a stockholders’ meeting, a stockholder who wishes to assert dissenter’s rights with respect to any class or series of shares:

(a)	Must deliver to the subject corporation, before the vote is taken, written notice of the stockholder’s intent to demand payment for his or her shares if the proposed action is effectuated; and
(b)	Must not vote, or cause or permit to be voted, any of his or her shares of such class or series in favor of the proposed action.

2.   If a proposed corporate action creating dissenter’s rights is taken by written consent of the stockholders, a stockholder who wishes to assert dissenter’s rights with respect to any class or series of shares must not consent to or approve the proposed corporate action with respect to such class or series.

3.   A stockholder who does not satisfy the requirements of subsection 1 or 2 and NRS 92A.400 is not entitled to payment for his or her shares under this chapter.

NRS  92A.430 Dissenter’s notice: Delivery to stockholders entitled to assert rights; contents.

1.   The subject corporation shall deliver a written dissenter’s notice to all stockholders of record entitled to assert dissenter’s rights in whole or in part, and any beneficial stockholder who has previously asserted dissenter’s rights pursuant to NRS 92A.400.

2.   The dissenter’s notice must be sent no later than 10 days after the effective date of the corporate action specified in NRS 92A.380, and must:

(a)	State where the demand for payment must be sent and where and when certificates, if any, for shares must be deposited;
(b)	Inform the holders of shares not represented by certificates to what extent the transfer of the shares will be restricted after the demand for payment is received;
(c)	Supply a form for demanding payment that includes the date of the first announcement to the news media or to the stockholders of the terms of the proposed action and requires that the person asserting dissenter’s rights certify whether or not the person acquired beneficial ownership of the shares before that date;
(d)	Set a date by which the subject corporation must receive the demand for payment, which may not be less than 30 nor more than 60 days after the date the notice is delivered and state that the stockholder shall be deemed to have waived the right to demand payment with respect to the shares unless the form is received by the subject corporation by such specified date; and
(e)	Be accompanied by a copy of NRS 92A.300 to 92A.500, inclusive.

NRS  92A.440 Demand for payment and deposit of certificates; loss of rights of stockholder; withdrawal from appraisal process.

1.   A stockholder who receives a dissenter’s notice pursuant to NRS 92A.430 and who wishes to exercise dissenter’s rights must:

(a)	Demand payment;
(b)	Certify whether the stockholder or the beneficial owner on whose behalf he or she is dissenting, as the case may be, acquired beneficial ownership of the shares before the date required to be set forth in the dissenter’s notice for this certification; and
(c)	Deposit the stockholder’s certificates, if any, in accordance with the terms of the notice.

2.   If a stockholder fails to make the certification required by paragraph (b) of subsection 1, the subject corporation may elect to treat the stockholder’s shares as after-acquired shares under NRS 92A.470.

3.   Once a stockholder deposits that stockholder’s certificates or, in the case of uncertified shares makes demand for payment, that stockholder loses all rights as a stockholder, unless the stockholder withdraws pursuant to subsection 4.

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4.   A stockholder who has complied with subsection 1 may nevertheless decline to exercise dissenter’s rights and withdraw from the appraisal process by so notifying the subject corporation in writing by the date set forth in the dissenter’s notice pursuant to NRS 92A.430. A stockholder who fails to so withdraw from the appraisal process may not thereafter withdraw without the subject corporation’s written consent.

5.   The stockholder who does not demand payment or deposit his or her certificates where required, each by the date set forth in the dissenter’s notice, is not entitled to payment for his or her shares under this chapter.

NRS  92A.450 Uncertificated shares: Authority to restrict transfer after demand for payment. The subject corporation may restrict the transfer of shares not represented by a certificate from the date the demand for their payment is received.

NRS  92A.460 Payment for shares: General requirements.

1.   Except as otherwise provided in NRS 92A.470, within 30 days after receipt of a demand for payment pursuant to NRS 92A.440, the subject corporation shall pay in cash to each dissenter who complied with NRS 92A.440 the amount the subject corporation estimates to be the fair value of the dissenter’s shares, plus accrued interest. The obligation of the subject corporation under this subsection may be enforced by the district court:

(a)	Of the county where the subject corporation’s principal office is located;
(b)	If the subject corporation’s principal office is not located in this State, in the county in which the corporation’s registered office is located; or
(c)	At the election of any dissenter residing or having its principal or registered office in this State, of the county where the dissenter resides or has its principal or registered office.

The court shall dispose of the complaint promptly.

2.   The payment must be accompanied by:

(a)	The subject corporation’s balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, a statement of income for that year, a statement of changes in the stockholders’ equity for that year or, where such financial statements are not reasonably available, then such reasonably equivalent financial information and the latest available quarterly financial statements, if any;
(b)	A statement of the subject corporation’s estimate of the fair value of the shares; and
(c)	A statement of the dissenter’s rights to demand payment under NRS 92A.480 and that if any such stockholder does not do so within the period specified, such stockholder shall be deemed to have accepted such payment in full satisfaction of the corporation’s obligations under this chapter.

NRS 92A.470  Withholding payment for shares acquired on or after date of dissenter’s notice: General requirements.

1.   A subject corporation may elect to withhold payment from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenter’s notice as the first date of any announcement to the news media or to the stockholders of the terms of the proposed action.

2.   To the extent the subject corporation elects to withhold payment, within 30 days after receipt of a demand for payment pursuant to NRS 92A.440, the subject corporation shall notify the dissenters described in subsection 1:

(a)	Of the information required by paragraph (a) of subsection 2 of NRS 92A.460;
(b)	Of the subject corporation’s estimate of fair value pursuant to paragraph (b) of subsection 2 of NRS 92A.460;
(c)	That they may accept the subject corporation’s estimate of fair value, plus interest, in full satisfaction of their demands or demand appraisal under NRS 92A.480;
(d)	That those stockholders who wish to accept such an offer must so notify the subject corporation of their acceptance of the offer within 30 days after receipt of such offer; and
(e)	That those stockholders who do not satisfy the requirements for demanding appraisal under NRS 92A.480 shall be deemed to have accepted the subject corporation’s offer.

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3.   Within 10 days after receiving the stockholder’s acceptance pursuant to subsection 2, the subject corporation shall pay in cash the amount offered under paragraph (b) of subsection 2 to each stockholder who agreed to accept the subject corporation’s offer in full satisfaction of the stockholder’s demand.

4.   Within 40 days after sending the notice described in subsection 2, the subject corporation shall pay in cash the amount offered under paragraph (b) of subsection 2 to each stockholder described in paragraph (e) of subsection 2.

NRS  92A.480 Dissenter’s estimate of fair value: Notification of subject corporation; demand for payment of estimate.

1.   A dissenter paid pursuant to NRS 92A.460 who is dissatisfied with the amount of the payment may notify the subject corporation in writing of the dissenter’s own estimate of the fair value of his or her shares and the amount of interest due, and demand payment of such estimate, less any payment pursuant to NRS 92A.460. A dissenter offered payment pursuant to NRS 92A.470 who is dissatisfied with the offer may reject the offer pursuant to NRS 92A.470 and demand payment of the fair value of his or her shares and interest due.

2.   A dissenter waives the right to demand payment pursuant to this section unless the dissenter notifies the subject corporation of his or her demand to be paid the dissenter’s stated estimate of fair value plus interest under subsection 1 in writing within 30 days after receiving the subject corporation’s payment or offer of payment under NRS 92A.460 or 92A.470 and is entitled only to the payment made or offered.

NRS  92A.490 Legal proceeding to determine fair value: Duties of subject corporation; powers of court; rights of dissenter.

1.   If a demand for payment pursuant to NRS 92A.480 remains unsettled, the subject corporation shall commence a proceeding within 60 days after receiving the demand and petition the court to determine the fair value of the shares and accrued interest. If the subject corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded by each dissenter pursuant to NRS 92A.480 plus interest.

2.   A subject corporation shall commence the proceeding in the district court of the county where its principal office is located in this State. If the principal office of the subject corporation is not located in this State, the right to dissent arose from a merger, conversion or exchange and the principal office of the surviving entity, resulting entity or the entity whose shares were acquired, whichever is applicable, is located in this State, it shall commence the proceeding in the county where the principal office of the surviving entity, resulting entity or the entity whose shares were acquired is located. In all other cases, if the principal office of the subject corporation is not located in this State, the subject corporation shall commence the proceeding in the district court in the county in which the corporation’s registered office is located.

3.   The subject corporation shall make all dissenters, whether or not residents of Nevada, whose demands remain unsettled, parties to the proceeding as in an action against their shares. All parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

4.   The jurisdiction of the court in which the proceeding is commenced under subsection 2 is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or any amendment thereto. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

5.   Each dissenter who is made a party to the proceeding is entitled to a judgment:

(a)	For the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by the subject corporation; or
(b)	For the fair value, plus accrued interest, of the dissenter’s after-acquired shares for which the subject corporation elected to withhold payment pursuant to NRS 92A.470.

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NRS  92A.500 Assessment of costs and fees in certain legal proceedings.

1.   The court in a proceeding to determine fair value shall determine all of the costs of the proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court. The court shall assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment.

2.   The court may also assess the fees and expenses of the counsel and experts for the respective parties, in amounts the court finds equitable:

(a)	Against the subject corporation and in favor of all dissenters if the court finds the subject corporation did not substantially comply with the requirements of NRS 92A.300 to 92A.500, inclusive; or
(b)	Against either the subject corporation or a dissenter in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by NRS 92A.300 to 92A.500, inclusive.

3.   If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the subject corporation, the court may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

4.   In a proceeding commenced pursuant to NRS 92A.460, the court may assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceeding, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

5.   To the extent the subject corporation fails to make a required payment pursuant to NRS 92A.460, 92A.470 or 92A.480, the dissenter may bring a cause of action directly for the amount owed and, to the extent the dissenter prevails, is entitled to recover all expenses of the suit.

6.   This section does not preclude any party in a proceeding commenced pursuant to NRS 92A.460 or 92A.490 from applying the provisions of N.R.C.P. 68.

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ANNEX J

FORM OF NOTICE OF STOCKHOLDER’S INTENT TO DEMAND PAYMENT

The undersigned is the owner of the following number of shares of capital stock of Rimini Street, Inc. and hereby demands payment for the same:

Stock:            :

The undersigned represents and warrants that the foregoing shares are all of the shares of capital stock of Rimini Street, Inc. beneficially owned by the undersigned, except that if the undersigned is a nominee holder, this Notice of Stockholder’s Intent to Demand Payment by a dissenting holder of Rimini Street                                      is accompanied by a certification by each beneficial stockholder that both the beneficial owner and the record holders of all shares of                                      owned beneficially by the beneficial owner have asserted, or will timely assert, dissenter’s rights as to all the shares beneficially owned by the beneficial owner.

Attached please find the original stock certificate representing              shares of                         .

Dissenters’ rights payments with respect to the shares identified above should be sent to the following address:

Signature:

Name of Record Holder:

Name of Beneficial Holder:

Date:

NOTE: THIS DEMAND MUST BE RECEIVED BY [DATE] AT                               ], ON OR BEFORE        P.M., EASTERN TIME. FAILURE TO DELIVER THE DEMAND BY THE DATE INDICATED WILL TERMINATE ALL RIGHTS THAT THE STOCKHOLDER HAS TO DISSENT. THIS DEMAND MUST BE ACCOMPANIED BY THE CERTIFICATES WITH RESPECT TO WHICH DISSENT AND PAYMENT DEMAND IS BEING MADE.

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ANNEX K

FORM OF

CHARTER FOR THE
AUDIT COMMITTEE OF THE BOARD OF DIRECTORS
OF RIMINI STREET, INC.

Amended and Approved as of __________, 2017

PURPOSE

The purpose of the Audit Committee (the “Audit Committee”) of the Board of Directors (the “Board”) of Rimini Street, Inc. (the “Company”) is to assist the Board in fulfilling its responsibilities for generally overseeing:

•	The Company’s accounting and financial reporting processes and internal controls as well as the audit and integrity of the Company’s financial statements.
•	The qualifications and independence of the Company’s independent auditor.
•	The performance of the Company’s independent auditor and internal audit function.
•	The design and implementation of the Company’s internal audit function.
•	The Company’s compliance with applicable law (including U.S. federal securities laws and other legal and regulatory requirements).
•	Risk assessment and risk management pertaining to the financial, accounting and tax matters of the Company.

The Audit Committee is also responsible for performing such other duties and responsibilities as are enumerated in or consistent with this charter.

COMPOSITION

1.	Membership and Appointment. The Audit Committee shall consist of at least three (3) members of the Board. Members of the Audit Committee shall be appointed by the Board upon the recommendation of the Nominating and Corporate Governance Committee of the Board and may be removed by the Board in its discretion.
2.	Qualifications. Members of the Audit Committee must meet the following criteria (as well as any criteria required by the Securities and Exchange Commission (the “SEC”):
a.	Each member of the Audit Committee must be an independent director in accordance with (i) the audit committee requirements of the listing rules of the NASDAQ Stock Market (the “Nasdaq Rules”) and (ii) Rule 10A-3 of the Securities Exchange Act of 1934, as amended.
b.	Each member of the Audit Committee must be able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement and cash flow statement.
c.	At least one member of the Audit Committee must have past employment experience in finance or accounting, requisite professional certification in accounting or other comparable experience or background that leads to financial sophistication.
d.	At least one member of the Audit Committee must be an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K. A person who satisfies this definition of audit committee financial expert will also be presumed to have the requisite financial sophistication.
e.	No member of the Audit Committee may have participated in the preparation of the financial statements of the Company or any of the Company’s current subsidiaries at any time during the past three years.

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In addition, each member of the Audit Committee shall have such other qualifications as are established by the Board from time to time, or as required by the Nasdaq Rules, applicable law or the rules and regulations of the SEC.

3.	Chairperson. The Board may designate a chairperson of the Audit Committee. In the absence of that designation, the Audit Committee may designate a chairperson by majority vote of the Audit Committee members.

RESPONSIBILITIES

The following are the principal recurring responsibilities of the Audit Committee.The Audit Committee may perform such other functions as are consistent with its purpose and applicable law, rules and regulations and as the Board or the Audit Committee deem appropriate.In carrying out its responsibilities, the Audit Committee believes its policies and procedures should remain flexible, in order to best react to changing conditions and circumstances.

1.	Select and Hire the Independent Auditor and Any Other Registered Public Accounting Firm. The Audit Committee shall be responsible for appointing, compensating, retaining and, where appropriate, replacing or terminating the independent auditor. The independent auditor will report directly to the Audit Committee.The Audit Committee shall have sole authority to approve the hiring and discharging of the independent auditor, all audit engagement fees and terms and all permissible non-audit engagements with the independent auditor. The Audit Committee shall also appoint, retain, compensate, oversee and, where appropriate, replace or terminate any other registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company.
2.	Supervise and Evaluate the Independent Auditor and Any Other Registered Public Accounting Firm. The Audit Committee shall:
a.	Oversee and evaluate the work of (i) the independent auditor and (ii) any other registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company, which evaluation shall include a review and evaluation of the lead partner of the independent auditor. The Audit Committee shall review, in consultation with the independent auditor, the annual audit plan and scope of audit activities and monitor such plan’s progress.
b.	Review and resolve any disagreements that may arise between management and the independent auditor regarding internal controls or financial reporting.
c.	At least annually, obtain and review a report by the independent auditor that describes (i) the independent auditor’s internal quality control procedures and (ii) any material issues raised by the most recent internal quality-control review, peer review or Public Company Accounting Oversight Board review of the independent auditor or by any other inquiry or investigation by governmental or professional authorities within the preceding five years (or such other period as may be requested by the Audit Committee), regarding any independent audit performed by the independent auditor, and any steps taken to deal with any such issues.
3.	Evaluate the Independence of the Independent Auditor. The Audit Committee shall:
a.	Review and discuss with the independent auditor the written independence disclosure required by the applicable requirements of the Public Company Accounting Oversight Board.
b.	Review and discuss with the independent auditor on a periodic basis any other relationships or services (including permissible non-audit services) that may affect its objectivity and independence.
c.	Oversee the rotation of the independent auditor’s lead audit and concurring partners and the rotation of other audit partners, with applicable time-out periods, in accordance with applicable law.
d.	Take, or recommend to the Board that it take, appropriate action to oversee the independence of the Company’s independent auditor.

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4.	Approve Audit and Non-Audit Services and Fees.
a.	The Audit Committee shall (i) review and approve, in advance, the scope and plans for the audits and the audit fees and (ii) approve in advance (or, where permitted under the rules and regulations of the SEC, subsequently) all non-audit services to be performed by the independent auditor or any other registered public accounting firm that are not otherwise prohibited by law and any associated fees.
b.	The Audit Committee chairperson may pre-approve audit and permissible non-audit services and any associated fees, as long as this pre-approval is presented to the full Audit Committee at scheduled meetings. The Audit Committee may, in accordance with applicable law, establish pre-approval policies and procedures for the engagement of independent accountants to render services to the Company.
c.	The Audit Committee shall review at least annually the ratio between the total amount of fees earned by the independent auditor for audit, audit-related, tax and all other services.
5.	Review Financial Statements. The Audit Committee shall review and discuss the following with management, the independent auditor and the Company’s internal auditor, as applicable:
a.	The scope and timing of the annual audit of the Company’s financial statements.
b.	The Company’s annual audited and quarterly financial statements and annual and quarterly reports on Form 10-K and 10-Q, including the disclosures in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
c.	The results of the independent audit and the quarterly reviews, and the independent auditor’s opinion on the annual financial statements.
d.	The reports and certifications regarding internal control over financial reporting and disclosure controls and procedures.
e.	Major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company’s selection or application of accounting principles.
f.	Analyses prepared by management or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements.
g.	The effect of regulatory and accounting initiatives on the Company’s financial statements.
h.	Any significant changes required or taken in the audit plan as a result of any material control deficiency.
i.	Any problems or difficulties the independent auditor encountered in the course of its audit work, including any restrictions on the scope of the auditor’s activities or on access to requested information, and management’s response.
j.	Any significant disagreements between management and the independent auditor.
6.	Audited Financial Information; Audit Committee Report. The Audit Committee shall recommend that the audited financial statements be included in the Company’s annual reports on Form 10-K and shall prepare the report of the Audit Committee that SEC rules require to be included in the Company’s annual proxy statement.
7.	Reports and Communications from the Independent Auditor. The Audit Committee shall review and discuss quarterly reports from the independent auditor concerning the following:
a.	All critical accounting policies and practices to be used by the Company.
b.	All alternative treatments of financial information within generally accepted accounting principles (“GAAP”) that the auditor has discussed with management, ramifications of the use of these alternative disclosures and treatments, and the treatment preferred by the independent auditor if different from that used by management.
c.	Other material written communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences.

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d.	Other matters required to be communicated to the Audit Committee under generally accepted auditing standards and other legal or regulatory requirements, including any matters required to be communicated under PCAOB Auditing Standards No. 16, Communications with Audit Committees.
8.	Earnings, Press Releases and Earnings Guidance. The Audit Committee shall review and discuss earnings press releases and related disclosures (with particular attention to any use of non-GAAP financial measures), as well as financial information and earnings guidance provided to the public, analysts and ratings agencies.
9.	Internal Controls. The Audit Committee shall review and discuss with management and the independent auditor the adequacy and effectiveness of the Company’s internal controls, including any changes, significant deficiencies or material weaknesses in those controls reported by the management or independent auditor, any special audit steps adopted in light of significant control deficiencies, and any fraud, whether or not material, that involves management or other Company employees who have a significant role in the Company’s internal controls.
10.	Disclosure Controls and Procedures. The Audit Committee shall review and discuss the adequacy and effectiveness of the Company’s disclosure controls and procedures.
11.	Internal Audit Function. The Audit Committee shall:
a.	Review and participate in the selection of the Company’s internal auditor and periodically review the activities, organizational structure and qualifications of the internal audit function.
b.	Review and approve the annual internal audit project plan and any proposed changes and review periodic reports summarizing results of the internal audit projects including any significant findings.
c.	Periodically review with the Company’s internal auditor any issues encountered in the course of the internal audit function’s work.
12.	Legal and Regulatory Compliance. The Audit Committee shall review and discuss with management and the independent auditor (i) the overall adequacy and effectiveness of the Company’s legal, regulatory and ethical compliance programs, including the Company’s Code of Business Conduct and Ethics, compliance with the Foreign Corrupt Practices Act and foreign anticorruption laws and compliance with export control regulations and (ii) reports regarding compliance with applicable laws, regulations and internal compliance programs, in each case to the extent pertaining to financial, accounting and/or tax matters. The Audit Committee shall discuss with management and the independent auditor any correspondence with regulators or governmental agencies and any published reports that raise material issues regarding the Company’s financial statements or accounting policies. The Audit Committee shall discuss with the Company’s General Counsel legal matters that may have a material impact on the financial statements or the Company’s compliance procedures that pertain to financial, accounting or tax matters of the Company.
13.	Complaints. The Audit Committee shall establish and oversee procedures established for the receipt, retention and treatment of complaints on accounting, internal accounting controls or audit matters, as well as for confidential and anonymous submissions by the Company’s employees concerning questionable accounting or auditing matters.
14.	Risks. The Audit Committee shall review and discuss with management and the independent auditor the Company’s major financial risk exposures and the steps management has taken to monitor and control those exposures, including the Company’s guidelines and policies with respect to risk assessment and risk management pertaining to financial, accounting, investment and tax matters.
15.	Related Party Transactions. The Audit Committee shall (i) review and oversee all transactions between the Company and a related person for which review or oversight is required by applicable law or that are required to be disclosed in the Company’s financial statements or SEC filings and (ii) develop policies and procedures for the Audit Committee’s review, approval and/or ratification of such transactions.
16.	Liquidity. The Audit Committee shall review matters relating to the Company’s ongoing liquidity, including its financing arrangements and other internal and external sources of liquidity and capital resources.

The function of the Audit Committee is primarily one of oversight. The Company’s management is responsible for preparing the Company’s financial statements, and the independent auditor is responsible for auditing and reviewing those financial statements. The Audit Committee is responsible for assisting the Board in overseeing the conduct of

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these activities by management and the independent auditor. The Audit Committee is not responsible for providing any expert or special assurance as to the financial statements or the independent auditor’s work. It is recognized that the members of the Audit Committee are not full-time employees of the Company, that it is not the duty or responsibility of the Audit Committee or its members to conduct “field work” or other types of auditing or accounting reviews or procedures or to set auditor independence standards, and that each member of the Audit Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and outside the Company from which the Audit Committee receives information and (ii) the accuracy of the financial and other information provided to the Audit Committee, in either instance absent actual knowledge to the contrary.

MEETINGS AND PROCEDURES

1.	Meetings.
a.	The Audit Committee will meet from time to time as necessary to carry out its responsibilities at such times and places as the Audit Committee determines. The chairperson of the Audit Committee shall preside at each meeting. If a chairperson is not designated or present, an acting chair may be designated by the Audit Committee members present. The Audit Committee may act by written consent (which may include electronic consent), which shall constitute a valid action of the Audit Committee if it has been approved by each Audit Committee member and shows the date of approval. Any written consent will be effective on the date of the last signature and will be filed with the minutes of the meetings of the Board.
b.	The Audit Committee shall cause to be kept written minutes of its proceedings, which minutes will be filed with the minutes of the meeting of the Board.
c.	The Audit Committee shall meet periodically with members of management as deemed appropriate and the independent auditor in separate executive sessions.
d.	The Audit Committee may invite to its meetings any director, officer or employee of the Company and such other persons as it deems appropriate in order to carry out its responsibilities. The Audit Committee may also exclude from its meetings any persons it deems appropriate in order to carry out its responsibilities, including non-management directors who are not members of the Audit Committee.
2.	Reporting to the Board of Directors. The Audit Committee shall report regularly to the Board with respect to the Audit Committee’s activities, including any significant issues that arise with respect to the quality or integrity of the Company’s financial statements, the Company’s compliance with legal or regulatory requirements or the performance and independence of the Company’s independent auditor, as applicable.
3.	Authority to Retain Advisors. The Audit Committee shall have the authority to engage independent counsel or other advisors as it deems necessary or appropriate to carry out its duties. The Company will provide appropriate funding, as determined by the Audit Committee, to pay the independent auditor, any outside advisors hired by the Audit Committee and any administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its activities.
4.	Subcommittees. The Audit Committee may form subcommittees for any purpose that the Audit Committee deems appropriate and may delegate to such subcommittees such power and authority as the Audit Committee deems appropriate.If designated, each such subcommittee will establish its own schedule and maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board.The Audit Committee shall not delegate to a subcommittee any power or authority required by law, regulation or listing standard to be exercised by the Audit Committee as a whole.
5.	Committee Charter Review. The Audit Committee shall review and reassess the adequacy of this charter annually and shall submit any recommended changes to this charter to the Board for approval.
6.	Performance Review. The members of the Audit Committee shall review and assess the performance of the Audit Committee on an annual basis.
7.	Authority to Investigate.In the course of its duties, the Audit Committee shall have authority, at the Company’s expense, to investigate any matter brought to its attention.

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8.	Attorneys’ Reports. The Audit Committee shall receive and, if appropriate, respond to attorneys’
reports of evidence of material violations of securities laws and breaches of fiduciary duty and similar violations of foreign, U.S., state or local law. The Audit Committee shall establish procedures for the confidential receipt, retention and consideration of any attorney report.
9.	Access. The Audit Committee shall be given full access to the chairperson of the Board, management and the independent auditor, as well as the Company’s books, records, facilities and other personnel.
10.	Compensation. Members of the Audit Committee shall receive such compensation, including equity and/or fees, if any, for their service as Audit Committee members as may be determined by the Board or, to the extent the Board has delegated such authority, by the Compensation Committee of the Board.

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ANNEX L

FORM OF

CHARTER OF THE COMPENSATION COMMITTEE
OF THE BOARD OF DIRECTORS OF
RIMINI STREET, INC.

Amended and Approved as of __________, 2017

PURPOSE

The purpose of the Compensation Committee (the “Compensation Committee”) of the Board of Directors (the “Board”) of Rimini Street, Inc. (the “Company”) shall be to:

•	Provide oversight of the compensation of the Company’s Chief Executive Officer (“CEO”) and the Executive Officers (as defined below).
•	Provide oversight of the Company’s compensation policies and plans and benefits programs, and overall compensation philosophy.
•	Assist the Board in administering the Company’s equity compensation plans for its employees and other service providers, including the granting of equity awards pursuant to such plans or outside of such plans.
•	Prepare the report of the Compensation Committee required by the rules and regulations of the Securities and Exchange Commission (the “SEC”).
•	Provide oversight of the compensation of the members of the Board.

The Compensation Committee will seek to ensure that the Company structures its compensation plans, policies and programs in a manner (i) designed to attract, motivate and retain talented personnel responsible for the success of the Company, (ii) determined within a competitive framework, and (iii) based on the achievement of the Company’s overall financial results, individual contributions and a compensation philosophy of “pay for performance.”

In furtherance of these purposes, the Compensation Committee will undertake those specific duties and responsibilities listed below and such other duties as the Board may from time to time prescribe.

MEMBERSHIP

The Compensation Committee shall consist of at least three (3) members of the Board. Members of the Compensation Committee shall be appointed by the Board upon the recommendation of the Nominating and Corporate Governance Committee of the Board and may be removed by the Board in its discretion. The Board may designate one member of the Compensation Committee as its chair. In the absence of that designation, the Compensation Committee may designate a chairperson by majority vote of the members of the Compensation Committee.

Members of the Compensation Committee must meet the independence requirements of the listing rules of the Nasdaq Stock Market (the “Nasdaq Rules”) as well as any additional criteria required by applicable law, the rules and regulations of the SEC or Nasdaq Rules or such other qualifications as are established by the Board from time to time.

To the extent practicable, it is expected that members of the Compensation Committee shall meet the “non-employee director” definition of Rule 16b-3 promulgated under Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); and the “outside director” definition of Section 162(m) of the Internal Revenue Code of 1986, as amended (“IRC”).

AUTHORITY

In discharging its oversight responsibilities, the Compensation Committee may conduct or authorize investigations into, or studies of, any matters of interest or concern that the Compensation Committee or Board deem appropriate. In connection with this responsibility, the Compensation Committee shall have unrestricted access to the Company’s facilities, personnel, books and records.

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The Compensation Committee may form and delegate authority to subcommittees when appropriate, provided that the Compensation Committee shall promptly notify the entire Board of the establishment of any such subcommittee. If designated, any subcommittee will establish its own schedule and maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board. The Compensation Committee shall not delegate to a subcommittee any power or authority required by law, regulation or listing standard to be exercised by the Compensation Committee as a whole.

The Compensation Committee shall have the authority, in its sole discretion, to select, engage, compensate and terminate outside legal counsel, compensation, benefit or other consultants or advisors, as it determines necessary to carry out its duties. The Compensation Committee shall have sole authority to approve related fees and retention terms, and the Company shall provide the Compensation Committee with adequate funding to allow the Compensation Committee to perform its duties under this Charter. The Compensation Committee’s responsibility and authority to retain advisors shall include:

1.	Prior to selecting, retaining and receiving advice from outside legal counsel, compensation consultants and other advisors (other than the Company’s in-house legal counsel), the Compensation Committee shall take into consideration the independence factors set forth in the Nasdaq Rules and the applicable rules of the SEC, as in effect from time to time, including the following:
a.	the provision of other services to the Company by the person or entity that employs the advisor (such person or entity, the “Advisor Firm”);
b.	the amount of fees received from the Company by the Advisor Firm, as a percentage of the total revenue of the Advisor Firm;
c.	the policies and procedures of the Advisor Firm that are designed to prevent conflicts of interest;
d.	any business or personal relationship of the Advisor Firm or its representative with a member of the Compensation Committee;
e.	any stock of the Company owned by the Advisor Firm or its representative; and
f.	any business or personal relationship of the Advisor Firm or its representative with an Executive Officer.
2.	The Compensation Committee will evaluate whether any compensation consultant retained or to be retained by it has any conflict of interest in accordance with Item 407(e)(3)(iv) of Regulation S-K.
3.	The Compensation Committee may retain, or receive advice from, any compensation advisor it prefers, including advisors that are not independent, after considering the requisite independence factors. Notwithstanding the foregoing, the Compensation Committee is not required to assess the independence of any compensation consultant or other advisor that acts in a role limited to (i) consulting on any broad-based plan that does not discriminate in scope, terms or operation in favor of Executive Officers or directors and that is generally available to all salaried employees and/or (ii) providing information that is not customized for a particular company or that is customized based on parameters that are not developed by the consultant or advisor, and about which the consultant or advisor does not provide advice.
4.	The Compensation Committee shall not be required to implement or act consistently with the advice or recommendations of any advisor, and the authority granted to the Compensation Committee pursuant to this charter shall not affect the ability or obligation of the Compensation Committee to exercise its own judgment in fulfillment of its duties under this charter.

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RESPONSIBILITIES AND DUTIES

The following are the principal recurring responsibilities and duties of the Compensation Committee. The Compensation Committee may perform such other functions as are consistent with its purpose and applicable law, rules and regulations, and as the Board may request.

Executive and Other Compensation

The Compensation Committee shall:

1.	Annually review and approve for the CEO: (i) the annual base salary, (ii) the annual incentive bonus, including the specific goals and amount, (iii) equity compensation, (iv) any employment agreement, severance arrangement or change in control agreement/provision, (v) any signing bonus or payment of relocation costs and (vi) any other significant benefits, compensation or arrangements not available to employees generally. In consultation with the CEO, review annually and approve or recommend to the Board for approval items (i) through (vi) for the other individuals who are “officers” of the Company under Rule 16a-1(f) promulgated under the Exchange Act (the “Executive Officers”). The Compensation Committee shall consider the alignment of compensation and the interests of the Executive Officers with the long-term interests of the Company’s stockholders, thereby incentivizing management to increase stockholder value.
2.	Review and approve annually corporate goals and objectives relevant to the compensation of the CEO, evaluate at least annually performance in the light thereof, and consider factors related to the performance of the Company, including accomplishment of the Company’s long-term business and financial goals, in approving the compensation level of the CEO.
3.	Review and approve any compensatory contracts or similar transactions or arrangements with current or former Executive Officers and such other employees as the Compensation Committee shall determine, including consulting arrangements, employment contracts, severance or termination arrangements, which will include any benefits to be provided in connection with a change of control of the Company. In this regard, the Compensation Committee will have the power and authority to adopt, amend and terminate such contracts, transactions or arrangements.

Compensation Plans and Programs

The Compensation Committee shall:

1.	Review, approve and administer annual and long-term incentive compensation plans for service providers of the Company, including Executive Officers and other senior executives, including:
a.	establishing performance objectives and certifying performance achievement;
b.	reviewing and approving all equity incentive plans and grant awards under such plans; and
c.	adopting, amending and terminating any such plans.
2.	Act as administrator of the Company’s equity compensation plans for its employees and other service providers. In its administration of the plans, the Compensation Committee may (i) grant stock options, restricted stock, restricted stock units, stock purchase rights or other equity-based or equity-linked awards to individuals eligible for such grants (including grants to individuals subject to Section 16 of the Exchange Act in compliance with Rule 16b-3 promulgated thereunder) in accordance with procedures and guidelines as may be established by the Board and (ii) amend such stock options, restricted stock, restricted stock units, stock purchase rights or other equity-based or equity-linked awards. The Compensation Committee may also adopt, amend and terminate such plans, including approving changes in the number of shares reserved for issuance thereunder subject to obtaining any required stockholder approval.
3.	Approve all stock option, restricted stock, restricted stock unit, stock purchase right or other equity-based or equity-linked award grants and performance awards to Executive Officers to the extent necessary or desirable to ensure that such grants and awards comply with Section 162(m) of the IRC. The Compensation Committee will not be required to qualify awards under Section 162(m) of the IRC if it determines it is not in the Company’s interest to do so.
4.	Review, approve and administer any of the Company’s employee benefit plans that the Compensation Committee deems appropriate, including by adopting, amending and terminating such plans.

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5.	Provide oversight of the Company’s overall compensation philosophy and any compensation plans and benefits programs and make recommendations to the Board with respect to improvements or changes to such plans or the adoption of new plans when appropriate.
6.	In connection with executive compensation programs, the Compensation Committee will:
a.	review and approve new executive compensation programs;
b.	review on a periodic basis the operations of the Company’s executive compensation programs to determine whether they are properly coordinated and achieving their intended purpose(s); and
c.	establish and periodically review policies for the administration of executive compensation programs.
7.	If applicable, review and recommend to the Board for approval the frequency with which the Company will conduct stockholder advisory votes on executive compensation (any such vote, a “Say-on-Pay Vote”) required by Section 14A of the Exchange Act, taking into account the results of the most recent stockholder advisory vote on frequency of Say-on-Pay Votes required by Section 14A of the Exchange Act, and review and approve the proposals regarding the Say-on-Pay Vote and the frequency of the Say-on-Pay Vote to be included in the Company’s proxy statement.
8.	Evaluate, on a periodic basis, the competitiveness of (i) the compensation of the CEO and the Executive Officers of the Company and (ii) the Company’s overall compensation plans.
9.	Review and discuss with management the risks arising from the Company’s compensation policies and practices for all employees that are reasonably likely to have a material adverse effect on the Company.
10.	Evaluate director compensation, consulting with outside consultants and/or with the Human Resources department when appropriate, and make recommendations to the Board regarding director compensation.
11.	Review and make recommendations to the Board with respect to the directors’ stock option grants or other equity awards under the 2013 Equity Incentive Plan and any proposed amendments thereto, subject to obtaining stockholder approval of any amendments as required by applicable law or Nasdaq Rule.
12.	Review and recommend to the Board for approval any equity award granting policy.
13.	If the Board adopts stock ownership guidelines applicable to members of the Board and/or Executive Officers, periodically review such guidelines and recommend any proposed changes to the Board.
14.	Provide oversight of the Company’s 401(k) plan (the “401(k) Plan”), including by adopting amendments to the 401(k) Plan, facilitating major 401(k) Plan changes, ensuring continued compliance with applicable laws and regulations and, as needed, replacing the 401(k) Plan.
15.	Review, adopt, amend and/or terminate, and oversee clawback policies and/or practices if and as the Compensation Committee determines to be necessary or appropriate, or as required by law.

Compliance and Governance

The Compensation Committee shall:

1.	Review and discuss with management the Company’s Compensation Discussion and Analysis (“CD&A”) and related disclosures required by the rules and regulations of the SEC, to the extent required of the Company. The Compensation Committee will also review and recommend the final CD&A to the Board for inclusion in the Company’s annual report on Form 10-K or proxy statement, to the extent required of the Company.
2.	Prepare a report of the Compensation Committee required by the rules and regulations of the SEC to be included with the Company’s annual report on Form 10-K or proxy statement.
3.	Oversee the Company’s submissions to stockholders on executive compensation matters, including advisory votes on executive compensation and the frequency of such votes, incentive and other executive compensation plans, and amendments to such plans (to the extent required under the Nasdaq Rules) and, in conjunction with the Nominating and Corporate Governance Committee of the Board (or its designees), engagement with proxy advisory firms and other stockholder groups on executive compensation matters.
4.	The Compensation Committee will review and reassess the adequacy of this charter annually and will submit any recommended changes to this charter to the Board for approval.

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5.	The Compensation Committee will review and assess the performance of the Compensation Committee on an annual basis.

MEETINGS

The Compensation Committee shall meet as often as may be deemed necessary or appropriate, in its judgment, in order to fulfill its responsibilities, but no less than quarterly. The Compensation Committee may meet either in person or telephonically, and at such times and places as the Compensation Committee determines. The Compensation Committee may establish its own meeting schedule, which it will provide to the Board. The chairperson of the Compensation Committee will preside at each meeting. The chairperson will approve the agenda for the Compensation Committee’s meetings and any member may suggest items for consideration. If a chairperson is not designated or present, an acting chair may be designated by the Compensation Committee members present. The Compensation Committee may invite to its meetings other Board members, the Company management and such other persons as the Compensation Committee deems appropriate in order to carry out its responsibilities. The Compensation Committee may exclude from its meetings any persons it deems appropriate in order to carry out its responsibilities, including non-employee directors who are not members of the Compensation Committee. No Executive Officer (including the CEO) may be present during portions of any meeting during which his or her performance and compensation are being deliberated and determined. The Compensation Committee may also act by unanimous written consent of its members (including electronic consent), provided that any meetings in which executive and other compensation matters are being approved will be conducted in person or telephonically.

MINUTES

The Compensation Committee shall maintain written minutes of its meetings and actions by written consent, which minutes and actions will be filed with the minutes of the meetings of the Board.

REPORTS

The Compensation Committee shall make regular reports to the full Board on the actions and recommendations of the Compensation Committee.

COMPENSATION

Members of the Compensation Committee shall receive such compensation, including equity and/or fees, if any, for their services as Compensation Committee members as may be determined by the Board in its sole discretion. The Compensation Committee may also engage the services of compensation consultants to determine competitive practice relating to the compensation of Compensation Committee members.

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ANNEX M

FORM OF

CHARTER OF THE NOMINATING AND CORPORATE GOVERNANCE COMMITTEE
OF THE BOARD OF DIRECTORS OF
RIMINI STREET, INC.

Amended and Approved as of ___________, 2017

PURPOSE

The purpose of the Nominating and Corporate Governance Committee (the “Nominating Committee”) of the board of directors (the “Board”) of Rimini Street, Inc. (the “Company”) is to ensure that the Board is properly constituted to meet its fiduciary obligations to stockholders and the Company, to develop the framework of rules and practices by which the Board ensures accountability, transparency and fairness in the Company’s relationships, and to ensure that the Company has and will continue to follow appropriate corporate governance standards. To carry out this purpose, the Nominating Committee shall:

•	Assist the Board in identifying individuals who are qualified to become members of the Board in accordance with criteria approved by the Board and select, or recommend to the Board that the Board select, specified individuals as the director nominees for each meeting of stockholders at which directors are to be elected.
•	Review and make recommendations on Board committee structure and composition.
•	Develop, maintain and recommend to the Board corporate governance guidelines applicable to the Company.
•	Oversee the evaluation of the Board and management continuity planning process.

The Nominating Committee has the authority to undertake the specific duties and responsibilities enumerated in or consistent with this charter, and will have the authority to undertake such other specific duties as the Board from time to time prescribes.

COMPOSITION

1.	Membership and Appointment. The Nominating Committee shall consist of at least two (2) members of the Board. Members of the Nominating Committee shall be appointed by the Board upon the recommendation of the Nominating Committee and may be removed by the Board in its discretion.
2.	Qualifications. The members of the Nominating Committee must meet the independence requirements of the listing rules of the NASDAQ Stock Market (the “Nasdaq Rules”) and such other qualifications as may be established by the Board from time to time.
3.	Chairperson. The Board may designate a chairperson of the Nominating Committee. If the Board does not designate a chairperson, a majority of the members of the Nominating Committee may elect a chairperson of the Nominating Committee.

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RESPONSIBILITIES

The following are the principal recurring responsibilities of the Nominating Committee. The Nominating Committee may perform such other functions as are consistent with its purpose and applicable law, rules and regulations and as the Board or the Nominating Committee deems appropriate. In carrying out its responsibilities, the Nominating Committee believes its policies and procedures should remain flexible, in order to best react to changing conditions and circumstances.

1.	Board Composition, Evaluation, Compensation and Nominating Activities. The Nominating Committee shall:
a.	Determine the qualifications, qualities, skills and other expertise required to be a director and develop, and recommend to the Board for approval, criteria to be considered in selecting nominees for director (the “Director Criteria”), including issues of character, judgment, diversity, age, expertise, corporate experience, length of service and other time commitments.
b.	Review the current composition, organization and governance of the Board and its committees, determine future requirements and make recommendations to the Board for approval consistent with the Director Criteria.
c.	Search for, identify, evaluate and select, or recommend for selection by the Board, candidates to fill new positions or vacancies on the Board consistent with the Director Criteria, and review any candidates recommended by stockholders, provided that such stockholder recommendations are made in compliance with the Company’s bylaws and its stockholder nomination and recommendation policies and procedures.
d.	Review and consider any nominations of director candidates validly made by stockholders in accordance with applicable laws, rules and regulations and the provisions of the Company’s certificate of incorporation and bylaws.
e.	Evaluate the performance of individual members of the Board eligible for re-election, and select, or recommend for the selection of the Board, the director nominees for election to the Board by the stockholders at the annual meeting of stockholders or any special meeting of stockholders at which directors are to be elected.
f.	Consider the Board’s leadership structure, including the separation of the Chairman and Chief Executive Officer roles and/or appointment of a lead independent director of the Board, either permanently or for specific purposes, and make such recommendations to the Board with respect thereto as the Nominating Committee deems appropriate.
g.	Develop and review periodically the policies and procedures for considering stockholder nominees for election to the Board.
h.	Recommend to the Board on an annual basis desired qualifications and characteristics for Board membership.
i.	Evaluate and recommend termination of membership of individual directors for cause or for other appropriate reasons.
j.	Work with the Compensation Committee of the Board as necessary and appropriate to periodically review and recommend to the Board for approval compensation and benefits, including equity awards, for non-employee directors.
k.	Evaluate the “independence” of directors and director nominees against the independence requirements of the Nasdaq Rules, the applicable rules and regulations promulgated by the Securities and Exchange Commission and other applicable laws.
2.	Board Committees. The Nominating Committee shall:
a.	Review periodically the composition of each committee of the Board and make recommendations to the Board for the creation of additional committees or the change in mandate or dissolution of committees.
b.	Recommend to the Board persons to be members and chairpersons of the various committees.

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3.	Corporate Governance. The Nominating Committee shall:
a.	Review annually the corporate governance guidelines approved by the Board and their application, and recommend any changes deemed appropriate to the Board for its consideration.
b.	Oversee the Company’s corporate governance practices, including reviewing and recommending to the Board for approval any changes to the Company’s corporate governance framework, including its certificate of incorporation and bylaws.
c.	Develop, subject to approval by the Board, a process for an annual evaluation of the Board and its committees, and oversee the conduct of this annual evaluation.
d.	Conduct a periodic review of the Company’s succession planning process for the chief executive officer (“CEO”) and any other members of the Company’s executive management team, report its findings and recommendations to the Board, and assist the Board in evaluating potential successors to the CEO or other members of the Company’s executive management team.
e.	Evaluate the participation of members of the Board in orientation and continuing education activities in accordance with applicable listing standards.
f.	Review the disclosure included in the Company’s proxy statement regarding the Company’s director nomination process and other corporate governance matters.
g.	Review any proposals properly submitted by stockholders for action at the annual meeting of stockholders and make recommendations to the Board regarding action to be taken in response to each such proposal.
h.	Review and discuss with management the disclosure regarding the operations of the Nominating Committee and director independence, and recommend that this disclosure be included in the Company’s proxy statement or annual report on Form 10-K.
i.	Review and monitor compliance with the Company’s Code of Business Conduct and Ethics, except as to financial, accounting and/or tax matters, including:
(1)	Considering questions of possible conflicts of interest of Board members and of corporate officers.
(2)	Reviewing actual and potential conflicts of interest of Board members and corporate officers, other than transactions with related persons reviewed by the Audit Committee of the Board, and approving or prohibiting any involvement of such persons in matters that may involve a conflict of interest or the taking of a corporate opportunity.

MEETINGS AND PROCEDURES

1.	Meetings.
a.	The Nominating Committee will set its own schedule of meetings and will meet from time to time as necessary to carry out its responsibilities. The chairperson of the Nominating Committee shall preside at each meeting. If a chairperson is not designated or present, an acting chair may be designated by the Nominating Committee members present. The Nominating Committee may act by written consent (which may include electronic consent), which shall constitute a valid action of the Nominating Committee if it has been approved by each Nominating Committee member and shows the date of approval. Any written consent will be effective on the date of the last approval and will be filed with the minutes of the meetings of the Board.
b.	The Nominating Committee shall cause to be kept written minutes of its proceedings, which minutes will be filed with the minutes of the meetings of the Board.
c.	The Nominating Committee may invite to its meetings any director, officer or employee of the Company and such other persons as it deems appropriate in order to carry out its responsibilities. The Nominating Committee may also exclude from its meetings any persons it deems appropriate in order to carry out its responsibilities, including non-management directors who are not members of the Nominating Committee.
2.	Reporting to the Board of Directors. Consistent with this charter, the Nominating Committee shall report to the Board regarding its recommendations, as may be appropriate.

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3.	Authority to Retain Advisors. In performing its responsibilities, the Nominating Committee shall have the authority to engage and obtain advice, reports or opinions from internal or independent counsel and other expert consultants or advisors, as it determines necessary or appropriate, to carry out its duties. The Nominating Committee shall have sole authority to oversee the work of any such consultants or advisors and to retain and terminate search firms that are engaged to assist in identifying director candidates, including sole authority to approve the search firm’s fees and other retention terms. The Company will provide appropriate funding, as determined by the Nominating Committee, to pay any such search firms or any other outside advisors hired by the Nominating Committee and any administrative expenses of the Nominating Committee that are necessary or appropriate in carrying out its activities.
4.	Subcommittees. The Nominating Committee may form subcommittees for any purpose that the Nominating Committee deems appropriate and may delegate to such subcommittees such power and authority as the Nominating Committee deems appropriate. If designated, any subcommittee will establish its own schedule and maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board. The Nominating Committee shall not delegate to a subcommittee any power or authority required by law, regulation or listing standard to be exercised by the Nominating Committee as a whole.
5.	Compensation. Members of the Nominating Committee shall receive such compensation, including equity and/or fees, if any, for their services as Nominating Committee members as may be determined by the Board or, to the extent the Board has delegated such authority, by the Compensation Committee of the Board.
6.	Committee Charter Review. The Nominating Committee shall review and reassess the adequacy of this charter annually and shall submit any recommended changes to the charter to the Board for approval.
7.	Performance Review. The Nominating Committee shall review and assess the performance of the Nominating Committee on an annual basis.

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PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of directors and officers.

The Companies Law of the Cayman Islands does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors. However, such provision may be held by the Cayman Islands courts to be unenforceable, to the extent it seeks to indemnify or exculpate a fiduciary in respect of their actual fraud or willful default, or for the consequences of committing a crime. The Registrant’s amended and restated memorandum and articles of association provides for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own actual fraud or willful default.

Such limitation of liability and indemnification does not affect the availability of equitable remedies. In addition, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, or the SEC, indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21.	Exhibits And Financial Statements Schedules.
(a)	Exhibits.

EXHIBIT INDEX

Exhibit Number	Description
2.1
Agreement and Plan of Merger, dated as of May 16, 2017, by and among GPIA, Let’s Go, Rimini Street and the Holder Representative named therein (incorporated by reference to Exhibit 2.1 of GPIA’s Form 8-K (No. 001-37397), filed with the SEC on May 17, 2017, and also included as Annex A to the joint proxy statement/prospectus). †

2.2
Amendment No. 1, dated June 30, 2017, to the Agreement and Plan of Merger, dated as of May 16, 2017, by and among GPIA, Let’s Go, Rimini Street and the Holder Representative named therein (incorporated by reference to Exhibit 2.1 of GPIA’s Form 8-K (No. 001-37397), filed with the SEC on June 30, 2017, and also included as Annex B to the joint proxy statement/prospectus).

3.1
Amended and Restated Memorandum and Articles of Association of GPIA (incorporated by reference to Exhibit 3.2 of GPIA’s Form 8-K (No. 001-37397), filed with the SEC on June 1, 2015 and included as included as Annex C to the joint proxy statement/prospectus).

3.2	Form of Certificate of Incorporation of RMNI, to become effective upon domestication (included as Annex D to the joint proxy statement/prospectus).
3.3	Form of Bylaws of RMNI, to become effective upon domestication (included as Annex E to the joint proxy statement/prospectus).
4.1	Specimen Unit Certificate of GPIA (incorporated by reference to Exhibit 4.1 of GPIA’s Form S-1 (No. 333-203500), filed with the SEC on April 17, 2015).
4.2	Specimen Ordinary Share Certificate of GPIA (incorporated by reference to Exhibit 4.2 of GPIA’s Form S-1 (No. 333-203500), filed with the SEC on April 17, 2015).
4.3	Specimen Warrant Certificate of GPIA (incorporated by reference to Exhibit 4.3 of GPIA’s Form S-1 (No. 333-203500), filed with the SEC on April 17, 2015).
4.4
Warrant Agreement, dated May 19, 2015, between GPIA and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 of GPIA’s Form 8-K (No. 001-37397), filed with the SEC on June 1, 2015).

4.5	Specimen Common Stock certificate of RMNI.
4.6
Form of Certificate of Corporate Domestication of GP Investments Acquisition Corp. to be filed with the Secretary of State of the State of Delaware (included as Annex F to the joint proxy statement/prospectus).

Exhibit Number	Description
4.7	Amended and Restated Investors’ Rights Agreement, dated October 31, 2016, between Rimini Street, Inc. and certain holders of the Rimini Street, Inc.’s capital stock named therein.
4.8	Warrant Consent and Conversion Agreement, dated May 16, 2017, by and among GPIA, Rimini Street and CB Agent Services LLC.
5.1	Form of Opinion of Maples and Calder as to matters concerning the laws of the Cayman Islands as to the validity of the ordinary shares of GPIA.
5.2	Form of Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to matters concerning the laws of the State of Delaware as to the validity of the common shares of RMNI.
10.1
Securities Subscription Agreement, dated March 2, 2015, between the Registrant and GPIAC, LLC (incorporated by reference to Exhibit 10.1 of GPIA’s Form S-1 (No. 333-203500), filed with the SEC on April 17, 2015).

10.2	Promissory Note, dated March 2, 2015, issued to GPIC, Ltd. (incorporated by reference to Exhibit 10.2 of GPIA’s Form S-1 (No. 333-203500), filed with the SEC on April 17, 2015).
10.3
Sponsor Warrants Purchase Agreement, effective as of May 26, 2015, between GPIA and GPIC, Ltd (incorporated by reference to Exhibit 10.3 of GPIA’s Form 8-K (No. 001-37397), filed with the SEC on June 1, 2015).

10.4	Insider Letter among GPIA, and its officers, directors, GPIC, Ltd. and GPIAC, LLC (incorporated by reference to Exhibit 10.10 of GPIA’s Form 8-K (No. 001-37397), filed with the SEC on June 1, 2015).
10.5	Letter Agreement, dated December 18, 2015, between GPIA and Alexandre Hohagen (incorporated by reference to Exhibit 10.2 of GPIA’s Form 8-K (No. 001-37397), filed with the SEC on December 21, 2015).
10.6
Investment Management Trust Agreement, dated May 19, 2015, between GPIA and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.1 of GPIA’s Form 8-K (No. 001-37397), filed with the SEC on June 1, 2015).

10.7
Registration Rights Agreement, dated May 19, 2015, among GPIA and certain security holders (incorporated by reference to Exhibit 10.2 of GPIA’s Form 8-K (No. 001-37397), filed with the SEC on June 1, 2015).

10.8
Securities Escrow Agreement dated May 19, 2015, among Continental Stock Transfer & Trust Company, GPIA, GPIC, Ltd., GPIAC, LLC, Jaime Szulc, Christopher Brotchie and Fernando d’Ornellas Silva (incorporated by reference to Exhibit 10.11 of GPIA’s Form 8-K (No. 001-37397), filed with the SEC on June 1, 2015).

10.9
Securities Escrow Agreement, dated December 18, 2015, among Continental Stock Transfer & Trust Company, GPIA and Alexandre Hohagen (incorporated by reference to Exhibit 10.3 of GPIA’s Form 8-K (No. 001-37397), filed with the SEC on December 21, 2015).

10.10
Administrative Services Agreement, dated May 19, 2015, by and among GPIA, GPIC, Ltd. and GP North America, LLC (incorporated by reference to Exhibit 10.9 of GPIA’s Form 8-K (No. 001-37397), filed with the SEC on June 1, 2015).

10.11	Indemnity Agreement, dated May 14, 2015, between GPIA and Antonio Bonchristiano (incorporated by reference to Exhibit 10.4 of GPIA’s Form 8-K (No. 001-37397), filed with the SEC on June 1, 2015).
10.12	Indemnity Agreement, dated May 14, 2015, between GPIA and Fersen Lambranho (incorporated by reference to Exhibit 10.15 of GPIA’s Form 8-K (No. 001-37397), filed with the SEC on June 1, 2015).
10.13	Indemnity Agreement, dated May 14, 2015, between GPIA and Christopher Brotchie (incorporated by reference to Exhibit 10.7 of GPIA’s Form 8-K (No. 001-37397), filed with the SEC on June 1, 2015).
10.14	Indemnity Agreement, dated May 14, 2015, between GPIA and Fernando d’Ornellas Silva (incorporated by reference to Exhibit 10.8 of GPIA’s Form 8-K (No. 001-37397), filed with the SEC on June 1, 2015).

Exhibit Number	Description
10.15
Indemnity Agreement, dated December 18, 2015, between GPIA and Alexandre Hohagen (incorporated by reference to Exhibit 10.1 of GPIA’s Form 8-K (No. 001-37397), filed with the SEC on December 21, 2015).

10.16
Amendment No. 1 to the Investment Management Trust Agreement dated May 19, 2015, dated May 25, 2017, entered into between GPIA and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.1 of GPIA’s Form 8-K (No. 001-37397), filed with the SEC on May 30, 2016).

10.17
Amendment No. 1 to the Securities Escrow Agreement dated May 19, 2015, dated May 30, 2017, entered into between Continental Stock Transfer & Trust Company, GPIA, GPIC, Ltd., GPIAC, LLC, Christopher Brotchie and Fernando d’Ornellas Silva (incorporated by reference to Exhibit 10.2 of GPIA’s Form 8-K (No. 001-37397), filed with the SEC on May 30, 2016).

10.18	Form of Indemnification Agreement between RMNI and its directors and officers.
10.19+	Rimini Street, Inc. 2007 Stock Plan, as amended, including form agreements under the 2007 Stock Plan.
10.20+*	Rimini Street, Inc. 2013 Equity Incentive Plan, including form agreements under the 2013 Equity Incentive Plan (as amended and restated on [•], 2017).
10.21+	Amended and Restated Employment Agreement with Seth A. Ravin between Rimini Street, Inc. and Seth A. Ravin, dated as of January 6, 2017.
10.22+	Offer Letter between Rimini Street, Inc. and Daniel Winslow, dated as of September 12, 2013.
10.23+	Offer Letter between Rimini Street, Inc. and Sebastian Grady, dated as of December 19, 2010.
10.24+	Sebastian Grady Employment Agreement between Rimini Street, Inc. and Sebastian Grady, dated January 1, 2011.
10.25+	Updated terms of employment with Rimini Street, Inc. between Rimini Street, Inc. and Sebastian Grady, dated as of May 14, 2013.
10.26
Financing Agreement by and among Rimini Street, Inc., each subsidiary of Rimini Street, Inc. from time to time party thereto as Guarantors, the Lenders from time to time party thereto, Cortland Capital Market Services LLC, as Collateral Agent and Administrative Agent and CB Agent Services LLC, as Origination Agent, dated as of June 24, 2016.

10.27
First Amendment to Financing Agreement by and among Rimini Street, Inc., the Lenders party thereto, Cortland Capital Market Services LLC, as Collateral Agent and Administrative Agent and CB Agent Services LLC, as Origination Agent, dated as of August 9, 2016.

10.28
Second Amendment to Financing Agreement by and among Rimini Street, Inc., the Lenders party thereto, Cortland Capital Market Services LLC, as Collateral Agent and Administrative Agent and CB Agent Services LLC, as Origination Agent, dated as of October 28, 2016.

10.29
Third Amendment to Financing Agreement by and among Rimini Street, Inc., the Lenders party thereto, Cortland Capital Market Services LLC, as Collateral Agent and Administrative Agent and CB Agent Services LLC, as Origination Agent, dated as of May 8, 2017.

10.30
Fourth Amendment to Financing Agreement by and among Rimini Street, Inc., the Lenders party thereto, Cortland Capital Market Services LLC, as Collateral Agent and Administrative Agent and CB Agent Services LLC, as Origination Agent, dated as of May 15, 2017.

10.31
Fifth Amendment to Financing Agreement by and among Rimini Street, Inc., the Lenders party thereto, Cortland Capital Market Services LLC, as Collateral Agent and Administrative Agent and CB Agent Services LLC, as Origination Agent, dated as of June 29, 2017.

10.32
Pledge and Security Agreement, by Rimini Street, Inc., and each of the other Loan Parties from time to time party thereof, in favor of Cortland Capital Market Services LLC, as Collateral Agent, dated as of June 24, 2016.

10.33	Commitment Fee Letter by and between Rimini Street, Inc. and CB Agent Services LLC, as Origination Agent, dated as of June 24, 2016.
10.34	Second Amended and Restated Fee Letter by and between Rimini Street, Inc. and CB Agent Services LLC, as Origination Agent, dated as of June 29, 2017.

Exhibit Number	Description
10.35	Cooperation Agreement by Seth Ravin and acknowledged by Rimini Street, Inc. and Cortland Capital Market Services LLC, as Collateral Agent, dated as of June 24, 2016.
10.36	Consulting Agreement by and between Rimini Street, Inc. and CB Agent Services LLC, dated as of June 24, 2016.
10.37	Amendment No. 1 to Consulting Agreement by and between CB Agent Services LLC and Rimini Street, Inc., dated as of October 28, 2016.
10.38	Lease by and between the Rimini Street, Inc. and MS Crescent 3993 Hughes SPV, LLC, dated as of May 22, 2013.
10.39	First Amendment by and between Rimini Street, Inc. and BRE/HC Las Vegas Property Holdings, L.L.C., dated as of October 8, 2014.
10.40	Second Amendment by and between Rimini Street, Inc. and BRE/HC Las Vegas Property Holdings, L.L.C., dated as of April 3, 2017.
10.41	Lease by and between the Rimini Street, Inc. and the Robison Family Trust Dated October 30, 1989, dated as of September 1, 2006.
10.42	First Amendment to Office Building Lease by and between Rimini Street, Inc. and Park Lake Apartments, LLC, dated as of October 16, 2007.
10.43	Second Amendment to Office Building Lease by and between Rimini Street, Inc. and Park Lake Apartments, LLC, dated as of May 4, 2009.
10.44	Third Amendment to Office Building Lease by and between by and between Rimini Street, Inc. and Park Lake Apartments, LLC, dated as of October 12, 2009.
10.45	Fourth Amendment to Office Building Lease by and between by and between Rimini Street, Inc. and Park Lake Apartments, L.P., dated as of January 18, 2011.
10.46	Fifth Amendment to Office Building Lease by and between by and between Rimini Street, Inc. and Park Lake Apartments, L.P., dated as of April 19, 2012.
10.47	Sixth Amendment to Office Building Lease by and among Rimini Street, Inc., Park Lake Apartments, L.P. and West State Co, LP, dated as of September 16, 2013.
10.48	Seventh Amendment to Office Building Lease by and between Rimini Street, Inc. and West State Co, LP, dated as of September 29, 2014.
10.49	Eighth Amendment to Office Building Lease by and between Rimini Street, Inc. and West State Co, LP, dated as of January 25, 2016.
10.50	Ninth Amendment to Office Building Lease by and between Rimini Street, Inc. and West State Co, LP, dated as of June 29, 2016.
16.1	Letter from BDO USA, LLP addressed to the Securities and Exchange Commission.
21.1	List of subsidiaries of RMNI.
23.1	Consent of Independent Registered Public Accounting Firm — Marcum LLP.
23.2	Consent of Independent Registered Public Accounting Firm — KPMG LLP.
23.3	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included as part of Exhibit 5.1).
24.1	Power of Attorney (included on signature page).
99.1	Form of Proxy for GP Investments Acquisition Corp. Extraordinary General Meeting of Shareholders (included as Annex G to the joint proxy statement/prospectus).
99.2	Form of Proxy for Rimini Street, Inc. Special Meeting of Stockholders (included as Annex H to the joint proxy statement/prospectus).
*	To be filed by amendment.
+	Indicates a management or compensatory plan.
†	Schedules to this exhibit have been omitted pursuant to Item 601(b)(2) of Registration S-K. The Registrant hereby agrees to furnish a copy of any omitted schedules to the Commission upon request.

Item 22.	Undertakings.
1.	The undersigned Registrant hereby undertakes:
(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:
(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
(ii)	To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
(iii)	To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement; and
(b)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(d)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(e)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

2.	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.
3.	The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
4.	The registrant undertakes that every prospectus: (1) that is filed pursuant to the immediately preceding paragraph, or (2) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
5.	The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this Registration Statement through the date of responding to the request.
6.	The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning this transaction that was not the subject of and included in this Registration Statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York City, New York, on the 30th day of June, 2017.

GP INVESTMENTS ACQUISITION CORP.

By:	/s/ ANTONIO BONCHRISTIANO
	Name:	Antonio Bonchristiano
	Title:	Chief Executive Officer; Chief Financial Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Antonio Bonchristiano and Fersen Lamas Lambranho as his true and lawful attorney-in-fact and agent, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign one or more Registration Statements on Form S-4, or other appropriate form, and all amendments thereto, including post-effective amendments, of GP Investments Acquisition Corp. and to file the same, with any exhibits thereto, with the Securities and Exchange Commission, and/or any state securities department or any other federal or state agency or governmental authority granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ ANTONIO BONCHRISTIANO	Chief Executive Officer; Chief Financial Officer (Principal Executive Officer and Principal Financial and Accounting Officer); Director	June 30, 2017
Antonio Bonchristiano

/s/ FERSEN LAMAS LAMBRANHO	Chairman, Director	June 30, 2017
Fersen Lamas Lambranho

/s/ CHRISTOPHER BROTCHIE	Director	June 30, 2017
Christopher Brotchie

/s/ FERNANDO D’ORNELLAS SILVA	Director	June 30, 2017
Fernando d’Ornellas Silva

/s/ ALEXANDRE HOHAGEN	Director	June 30, 2017
Alexandre Hohagen